10/26

BEST AVAILABLE COPY

06017704

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Capgemini

*CURRENT ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 05065 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT: 10/26/06

BEST AVAILABLE COPY

ANNUAL REPORT

2005

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING



File N° 82-5065

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

BEST AVAILABLE COPY

File n° 82-5065

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

[1] BALO = French mandatory legal notices newspaper

File N° 82-5065

Exhibit 1.

Annual Report and Financial Statements for 2005

Annual report

2005

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING



Summary

EXTRACT FROM A CROSSWISE INTERVIEW WITH SERGE KAMPF, *Founder Chairman* AND PAUL HERMELIN, *CEO*



(…) Serge Kampf, you supported management through some difficult times in 2004. Given the 2005 results, in hindsight, did you make the right decisions?

Serge Kampf: In supporting management, and by that I am primarily referring to Paul (*Hermelin*), I was simply doing my duty! When you appoint someone to a particular position, it's because you have good reason to believe in his or her ability. It would therefore have been inappropriate to pull the rug out from under him. I might also add that, if Paul has been the target of criticism, this is because, in the eyes of some, he did not seem to have the sort of credentials required to serve as head of a private company. The "City" people – namely the leaders of the major companies listed on the French stock market together with a small group of Parisian opinion-makers – are always very harsh on those who are not "members" of these circles. Matters improved when I set up a meeting with Paul and some of his critics so that they could talk. Now, with the Group's business on the upswing, the very same people agree that my support of Paul was no doubt what drove the Group's turnaround.

Paul Hermelin: I would like to add that Serge's support also includes the support to an entire team of people, who have been wise enough to come back to proven management rules and principles: "getting back to the basics", you might say. As far as the "City" is concerned, it will always foster doubts about someone like me, coming from the public sector and having served a number of ministers. They ask themselves whether he has really and truly embraced business or whether he might have lingering traces of the "virus" of politics and the public sector. There is no such question in my case. It was on a one-way ticket that I entered the business world. I feel that I am achieving far more than in politics! Here, you think more. You work just as much for France's position in the world by employing four thousand people in India, by preparing for the generations to come through investments in innovation, by finding ways to develop business on several continents at the same time, and so on.

Serge Kampf: I am perfectly conscious of the fact that companies may have a social role to play, but the role of a CEO is to manage, to develop and also to protect his company. It's neither about striving to change the world nor about doing the politicians' jobs.

Paul Hermelin: Yes Serge. But that doesn't mean that we cannot stick to certain values. When you defined the seven basic values of the Group, you thought that it was in the shareholders' best interests to maintain a certain level of employee stability and loyalty and, in order to bring

this about, you wanted people to be proud to work for the Group. You knew that it's not just by giving good salaries that you retain a workforce, but also by providing interesting work and encouraging people to believe in such values. It's also in the best interests of the company to develop the corporate culture and identity required to support its economic performance. And the reasons for doing so are certainly not charitable.



Serge Kampf, when you created Capgemini nearly forty years ago, what did you see as the Group's backbone?

Serge Kampf: I created my company primarily to be free and no longer have a boss. The first element of the company's "backbone", as you say, would therefore be freedom. Then, I wanted the company itself to enjoy that freedom – not to be dependent either on very large clients or on over-powerful shareholders. For example, what I wanted, which was rather original at the time – and is even more so today – was that the company be honest. I wanted honesty to be at the top of its list of values. What I mean is that its business practices should be straightforward and that it should never put itself in a position where it could be considered at fault and thus placed under pressure.

Paul Hermelin: When you created the company, you also wanted it to be made up of managers who enjoy maximum freedom themselves. This pursuit of freedom was reflected in your decision to set up the most decentralized organization possible for the company, in your great trust in local management. That's what struck me most when I joined the Group in 1993.

When you refer to the "happiness" of your clients or your shareholders, but also of your employees, do you have the impression that you are speaking the same language as all the major group leaders?

Serge Kampf: I have no idea but I *do* know that, in life, you can't be happy on your own. It's not possible to have a happy boss in a group of unhappy employees. This would be simply unacceptable. Everyone should find happiness, pleasure in a company. Pleasure or "fun" is one of the seven Group values. We have always put a lot of emphasis on the pursuit of happiness. Not the happiness that may come with prosperity or material wealth, but true happiness. Pride is part of happiness. Being successful in business without using dishonest tactics is part of it too.

Paul Hermelin: Our recovery in the United States, during 2005, can be largely explained by that kind of consideration as well. We trusted in our carefully selected teams, so they rediscovered a sense of pride and a winning mentality.

Serge Kampf: That's what happened with you too. I trusted you, I supported you when it was necessary and I continue to support you today, precisely because you are taking the company

on while adhering closely to those very same values and with the firm intention to make sure that they are respected. If you didn't believe in them, we wouldn't be friends and one of us would not be here today. To be truly someone's friend, you need at least to share a certain number of values with him.



Paul Hermelin: What also sets Capgemini apart is that it is both an entrepreneurial and a global Group. A lot is delegated, but there is also a tremendous amount of teamwork. This is the Group's fundamental characteristic – forming its identity – which operates so well that the management team shares the same frame of mind, which is precisely what enabled us to achieve such spectacular results in 2005, particularly the restart in North America. People have assumed their responsibilities. They have committed to better managing their contracts, their client portfolios, and their staff. Very clearly, it is this return to the basics that helped us restore our position in the American market, considered the most advanced in the world.

Why did you wait until 2005 to get back to those basics?

Serge Kampf: It simply took us four years to get out of a situation in which normal (and perhaps acceptable) "partnership" behavior was taking priority over concepts such as commitment and responsibility.

Paul Hermelin: Surgery in America was quite heavy. There was really quite a bit of discontinuity and therefore a genuine risk to be managed. In order to undergo such radical therapy, we needed to be able to rely on support from European operations that were beginning to perform better: the first signs were there in 2004 and then, in 2005, it became very clear. Between 2002 and 2004, Europe itself was under repair and we were therefore not in a position to take risks in the United States.

As you see it, does what's happening in offshore match both the interests of the Group and the values you want it to embody?

Serge Kampf: There are some trends you just shouldn't fight against. As the saying goes, "*if you pee into the wind, you'll get your boots wet*". Among the Group's good principles, there has always been a commitment to doing a good job, but also to making a profit. In order to achieve that, you have to control costs and if one of the ways of doing so is to have part of the work done in countries where salaries are lower than in Europe, I don't see what's wrong with that.

You seem more resigned to the fact than a willing advocate!

Serge Kampf: That could be due to a lack of foresight or imagination on my part. One has to recognize that it was Paul who pulled us all in this direction and since he moves there so quickly, it's sometimes hard for me to keep up with him. Perhaps it's also a vague sense of fear that the phenomenon will gain in strength and that, one day, there will be only a few "brains" left in Europe, with all the work being carried out in so-called "low-cost countries". Then there's the fact that I have always considered it dangerous to take the risk of opening up our client's doors to our rivals. However! Once you have decided to go somewhere, you should get there quickly. Thanks to Paul, we have gone there and we're growing very fast.



What we need to do now is to continue, while perhaps taking certain precautions or laying down some limits. But Paul is perfectly conscious of the risks to be avoided and I am certain that he has solutions.

Paul Hermelin: The problem is that we have to overcome two contradictions. The first is that our clients want services that are both highly innovative and very economical. The second is that it is impossible to motivate remote production units if you confine them to repetitive tasks. In India, I was rapidly struck by the enthusiasm of the people there and their rather spectacular cultural background, which has enabled them to progress in a single generation from a "primary" to a "21st-century" economy. Thus, we have to combine productivity with innovation and, for that, we need to see innovation not only in France and in the Netherlands but also in India. We shouldn't overlook the considerable strength of the Indian "pure players" and the fact that they are already credible competitors. Nor should we overlook the fact that India is a continent rather than a country: when wages increase in a particular region, they simply move their business elsewhere, thereby maintaining a certain pressure on salary levels. If we want to beat them in terms of quality, we are also going to need the appropriate Indian expertise. As for our clients, the services we offer them are of more interest if we can provide a combination (which we call *Rightshore*™) of work done locally and work that can be offshored without problems. Our job is to invent something that uses the competitive advantage that comes with "offshoring" but which adds the innovation and intimacy of "onshoring" to it. That is the key to success, which is why I have the ambition to develop offshoring while maintaining and even growing jobs in Europe and in the United States. The losers will be those who don't take this route, as all that will be left to them is – in the best case – the innovation part. Rapid growth in India will serve to consolidate the Group as a whole: it's a case of betting on the build up of power in India to consolidate our 19,000 jobs in France and 7,000 in the Netherlands.

Serge Kampf: I'd like to add a couple of points which do not contradict what Paul has just said, but which should not be ignored in our thoughts. Firstly, our revenues come, year after year, from several thousand clients, around 5 to 6,000, in fact. And of those 5 or 6,000 clients, only a few hundred – the largest – care about these kinds of issues. So let's not forget about the 5000 others. Then, it is also possible to offshore to other countries: there are French-speaking and/or Francophile countries nearby, such as Morocco and Romania, where we can also prepare the ground and build satellite operations close at hand. And, of course, one thing doesn't rule out the other.



If we look again at the 2005 results, what would you consider to be the main factors proving this recovery?

Serge Kampf: Paul has already pointed this out: re-mobilizing the entire management team onto proven business principles. I would only add to that a better control by the CEO over his teams and also, of course, the economic climate which is now much better than it was two years ago.

Paul Hermelin: 2005 was a good year for progress in terms of operational effectiveness. In the first place, we got a better handle on our expenses: in this area, nothing should ever be taken for granted and you have to maintain constant pressure (*Serge Kampf shows his approval by interjecting a loud "Thank you"*), but this is one of the positive aspects of the fiscal year. Next, 2005 was the year in which the major outsourcing contracts signed in 2004 came into production and, even if there have been a few initial difficulties here or there in getting things off the ground, by and large this kick-off was rather successful. Lastly, so that it is not just to such major contracts that we look for growth, we have revived all the Group's disciplines. Take Consulting, for example: although this part of the business was declining slightly at the beginning of the year, it ended with a growth rate of over 7%.

Are there areas in which you think that you could have done better?

Serge Kampf: One can always do better, that's true everywhere and even more so in a service company. I may be about to shock Paul, but I think that we didn't have the 2005 that we could have had, for a number of reasons. The main one being the fact that the Group's employees have been traumatized by years of drought and headwinds. They needed to get their confidence back, their ambition, their boldness. And it wasn't easy. Things may really pay off in 2006. In any event, I hope so.

Paul Hermelin: I couldn't agree more with Serge. After so many years of not meeting their budgets, people said to themselves with relief: "*I made it!*" Perhaps, there was an overdose of caution in negotiating budgets for 2006, but that will enable many to recoup (at least in part) what they missed out on through those lean years. Furthermore, there are some areas

where turnaround is slower to take off and where more effort is required. It is true that we can do better if we really mobilize all the Group strengths.

In 2005, with things going better, the Board of Directors was able to put strategy back into the spotlight. To go where, and how?



Serge Kampf: In a fast-evolving industry like ours, strategy is a subject of constant consideration. But you can also set your strategy retrospectively and rationalize opportunities that were seized as they presented themselves! In any case, a strategic plan should not close the door to such opportunities, which can come in the form of acquisitions as well as disposals, entry into new disciplines or withdrawal from others. I'm not sure, for example, that the acquisition of Ernst & Young (which multiplied the number of our consultants by 4 or 5 times in a single stroke) came after a very thorough strategic reflection. It's an opportunity that presented itself in September 1999 but that could not be completed legally until May 2000, namely just before the collapse of the famous internet bubble and the ensuing years of crisis. Nobody had anticipated this crisis, which caught us off-guard and cost us a lot of "blood, sweat and tears", and money. However, in hindsight, I consider the acquisition of Ernst & Young Consulting to have been a positive, profitable move, which has brought substantial advantages in many areas. It also explains our current success in being consulted on certain major outsourcing contracts, and in winning some of the more impressive ones. But, it is certain that our emergence as a force in outsourcing is the result of a genuine strategic intent. We went into it in a kind of forced march while setting ourselves some constraints which didn't make things any easier, in particular because we didn't have the means to invest massively in attracting new clients. To go back to your question, I would say that our current strategy consists of continuing what we have begun while keeping our eyes and ears wide open, of examining and taking advantage of the best opportunities in hand, of consolidating in countries where we are strong while moving into reverse gear in those where it has become clearly demonstrated that we are not going to succeed. I should also add that strategy is about resources and thus about structures. This is why the head of our Strategic Committee (*Jean-René Fourtou*) urged us to think through the potential evolutions of the Group's structures to better face up to the challenges of the years ahead. We are also asking ourselves another fundamental question: should we limit ourselves to our 4 current disciplines or should we be looking to add others to our portfolio, for example BPO? It's not possible to do everything so we have some important choices to make.

Paul Hermelin: One can also say that the current balance between the Group's four disciplines is not etched in stone. Being a powerful leader with global ambitions does not mean we

have to be everywhere, throughout the world. We should only go to – or stay – in a country if we can be the best there, or among the best. That means strengthening in certain countries and may mean pulling out of others.



You mentioned the possibility of acquisitions but, from the opposite standpoint, How do you view the assumption of another group wanting to take over Capgemini?

Serge Kampf: As far as capital is concerned, our independence is nothing more than a distant memory since the Annual Shareholders Meeting of May 24, 1996 – that is to say, since the capital of the parent company is no longer controlled. To date, more than 90% of the Group's capital is "floating". We are therefore at the mercy of a raider, for example, with a fat check book in hand and prepared to offer to shareholders to purchase their shares at a premium of 30% or 50%. That's something you have to live with: we've been living with that risk for ten years now and it hasn't killed us yet. What protects us perhaps are our organizational methods, the solidarity we have demonstrated and our will to continue to live freely and independently. Taking control of a service company against the wishes of management isn't an easy thing to do!

Paul Hermelin: The world of services has attracted outsiders. Some have pulled it off, others not. IBM has become a formidable services group. Could its example inspire others, who may be casting a glance in our direction? It's not impossible, but our firm intention is to preserve our status as a "pure service" company, because that gives our clients the guarantee of quality and independence they demand. As Serge says, the real danger today comes from operators with purely financial motives, specialists in the "piece meal" approach. The Group's management would unanimously oppose that: we have established a tight-knit group, one which nobody wants to see torn apart.

How do the two of you work when it comes to governance? Who does what, at the end of the day?

Serge Kampf: I would like to say that Paul is the one, true captain of this ship – after God, as they say – but some people seem to think that, in this Group, I am God … (*They both burst out laughing…*). In reality, it's not me that's God: the head of a joint-stock corporation is its board which, in turn, answers to the company's shareholders, a group that's showing a growing tendency to stick its nose into the company's business. If we move up further, over and above the shareholders, there is the law, which is imposing ever stricter rules. The truth is that no one is ever really completely the all-mighty "captain of the ship".

Paul Hermelin: Between Serge and myself there exists a rather rare kind of balance. We talk things over together a lot, but Serge doesn't interfere. On many important issues, I would not be able

to move ahead without his agreement, because I would not feel capable of convincing the board without him. And he would be surprised if I were to make certain decisions without asking his advice beforehand or obtaining his agreement. But that never happens. And when it comes to implementation, again Serge never interferes. I have never felt that there was a risk of Serge by-passing me. I lead the management team and Serge is my ongoing discussion-partner in between board meetings.



You mentioned the importance of variable remuneration in a service company. For you, does this element contribute to making up the Group's identity?

Serge Kampf: Absolutely. Since it was founded, over thirty years ago, the Group has applied a system of variable remuneration that has survived all additions and any attempts to challenge its validity. Within this system, variability is significant and needs to be effective. At the outset, 40% of any theoretical compensation is variable, one part of it being indexed to the employee's individual performance and the remainder to that of the unit to which he or she belongs. The purpose is to combine competitiveness and solidarity. We make sure that these rules are respected and remind people of them if and when they forget them. That said and done, we have never had any problems with either the Remuneration Committee – or between the two of us – in terms of setting the fixed salary levels or of measuring the variable part of the top 100 or 200 Group managers' compensation.

Is business like rugby in that you can only play it as a team?

Serge Kampf: Rugby is one of the best management schools I know of, and that's what I try to explain to our managers, which is not always an easy task. Some of them are resistant to the very idea of taking this sport as a model because they consider it to be either too complicated, or too elitist, or too brutal or even too dirty. Nevertheless, it is in rugby that the best lessons can be learned when it comes to solidarity, sacrifice and humility. This is clearly demonstrated by the fact that you can put the tall and the small, the heavyweights and the middleweights into a single team, just so long as their skills complement each other. What I criticize some managers for is their systematically taking on people who are just like them, because they feel that such people will be easier to manage. I explain to them that they should purposely recruit people who are not like them so that the strong points of one person balance out the weak points of another, and vice-versa.

But then, is Paul Hermelin quite different from you?

Serge Kampf: He is indeed! For one thing, he's covered in diplomas, whereas all I've got is a Law degree (with a minor in Economics, nevertheless!).

Paul Hermelin: One of Serge's talents is to have given a chance to some very different kinds of people. He told me once that I wouldn't have been able to succeed in the Group if he had not protected me right from the start. And I believe him willingly. Likewise, several members of the Executive Committee would not occupy their current positions today if they hadn't been subjected to a kind of positive discrimination, which gave them their best chance of succeeding in the Group. To nourish talented staff who are a little atypical and who bring different things to the table, you have to be willing to pursue a path of cultural diversity.

Speaking of re-appointment, Serge Kampf, you said in 2003 - in "L'Équipe Magazine" - that you would no longer be chairman in 2006. So what's up?

Serge Kampf: No, I said that I was "re-enlisting" until 2006. We are now in 2006 so I am still there, but the year has only just begun... For the time being, the renewal of my mandate as a Board Director has been placed on the agenda, for resolution at the next Annual Shareholders Meeting. Unless I change my mind between now and the morning of May 11th, there is a good chance that I will be sitting on the next board! That doesn't mean that I will be re-elected as chairman, nor for that matter that I will be a candidate for this office, but we can come back to that a month from now.

Nevertheless, have you considered the question of your succession?

Serge Kampf: (*he looks and points in the direction of Paul Hermelin, with his left hand*): My succession... but he is sitting right here!

The Group is going to be forty years old next year. If you had to describe it in a single phrase, what will Capgemini look like 40 years from now?

Serge Kampf: There aren't many industries in which you can make forecasts forty years ahead and, in ours, you can't even make any safe predictions beyond 5 years down the line. Everything tends towards a cautious approach: the concentration of competition, the evolution of technology, management methods, national and transnational legislation, the ever-present possibility of a new shareholder bursting in, the political situation in France, or in this or that part of the world, the market, the stock exchange climate, and so on. In our "high-tech" service professions, we are at the mercy of any number of events that might occur, both positive and negative. Judging by my personal predictions, at least, I can say that it is unlikely that I will be here forty years from now!

Paul Hermelin: Forty years is a long time indeed. But I would like to believe that, if the market economy survives (which seems a plausible bet), 40 years from now there will still be a place for businesses driven by a taste for innovation and a spirit of enterprise. This inspires in me the greatest confidence for the future of Capgemini at the same time as it also forces the Group to constantly and intelligently evolve the range of services it offers and, day by day, to strike the right balance between reason and ambition. (...)

Interview recorded in Grenoble, on April 11, 2006
by Michel Sarazin and Arnaud Jean.



The Board of Directors of Cap Gemini S.A.

In office until the General Meeting held on May 11, 2006



Serge Kampf
Chairman



E.-A. Seillière
Vice-Chairman



Daniel Bernard



Christian Blanc



Yann Delabrière



Jean-René Fourtou



Paul Hermelin



Michel Jalabert



Phil Laskawy



Thierry de Montbrial



Ruud van Ommeren



Terry Ozan



Bruno Roger

Non-voting Members



Pierre Hessler



Marcel Roulet



Geoff Unwin

Statutory Auditors



Bernard Rascle
PwC



Jean-Luc Decornoy
KPMG

Board Secretary



Philippe Hennequin

Highlighted names: Directors and Non-voting Members whose offices expire on May 11, 2006.


Leonard



The Group Management Team

At May 10, 2006



Serge Kampf
Chairman

Executive Committee (13 members)



Paul Hermelin
CEO



Henk Broeders
Northern Europe and Asia-Pacific



Pierre-Yves Cros
Strategy



Philippe Donche-Gay
France and TS (1) Global Coordination



Alain Donzeaud
General Secretary and Human Resources



Nicolas Dufourcq
CFO



Philippe Grangeon
Communications



Patrick Nicolet
Global Sales and Alliances



Salil Parekh
North America



Luc-François Salvador
Local Professional Services (Sogeti)



Antonio Schnieder
Southern Europe and CS (2) Global Coordination



Paul Spence
Outsourcing



Gilles Taldu
Global Delivery

Other Directors of the Group



Didier Bonnet
Telecom, Media & Entertainment Sector



Philippe Christelle
Internal Audit



Stanislas Cozon
Public Sector



Jean-Pierre Durant des Aulnois
Operational Control



Bernard Helders
Manufacturing, Retail & Distribution Sector



Bertrand Lavayssière
Financial Services Sector



Colette Lewiner
Marketing, and Energy & Utilities Sector

(1) *TS: Technology Services*
(2) *CS: Consulting Services*

Worldwide IT Services market

GLOBAL MARKET

IT SERVICES MARKET
in billions of US dollars


700
600
500
400
300
200
100
0
481.2
90.1
8.3%
156.5
4.6%
187.3
4.3%
47.3
4.0%
505.9
97.6
163.7
195.4
49.2
607.1
126.8
197.3
226.2
56.8
2005
2006
2009 estimation

Estimated compounded annual growth rate (2005 – 2009): 6%

NORTH AMERICA

IT SERVICES MARKET
in billions of US dollars


300
250
200
150
100
50
0
214.2
54.9
9.1%
60.9
5.4%
76.2
7.0%
22.2
6.8%
229.3
59.9
64.2
81.5
23.7
281.1
78.8
77.1
96.9
28.3
2005
2006
2009 estimation

Estimated compounded annual growth rate (2005 – 2009): 7%

WESTERN EUROPE

IT SERVICES MARKET
in billions of Euros


150
120
90
60
30
0
118.9
16.1
10.6%
43.4
4.6%
47.6
2.5%
11.8
1.7%
124.0
17.8
45.4
48.8
12.0
139.1
22.4
52.2
52.0
12.5
2005
2006
2009 estimation

Estimated compounded annual growth rate (2005 – 2009): 4%

- Process Management (BPO)
- IT Management (OS)
- Development & Integration (TS & LPS)
- Consulting (CS)

Source: Gartner – Forecast: IT Services, Worldwide, 2003 – 2009 (Update), November 23, 2005

Capgemini key figures
Confirmation of Group turnaround

BREAKDOWN OF CAPITAL
As at December 31, 2005


French institutional shareholders with more than 300 000 shares
Foreign institutional shareholders with more than 300 000 shares
S. Kampf
Wendel Investissement
Individual shareholders
Other investors¹
24.2%
36.6%
4.7%
1.6%
11.0%
21.9%
CAP GEMINI S.A.
Operating Companies

Last known breakdown as at December 31, 2005
Based on a TPI shareholder survey
(identifiable bearer securities) at September 30, 2005

1) Including share of capital held by Group managers, in particular those having exercized their options and the previous partners of Ernst & Young Consulting having received shares in May 2000 (further to the acquisition), now Group employees.

CAP GEMINI SHARE PERFORMANCE BASED ON CAC 40 ET DJSTOXX INDICES
From January 1, 2005 to March 31, 2006

— CAP GEMINI
— CAC 40 index
— DJStoxx index


45
40
35
30
25
20
J
F
M
A
M
J
J
A
S
O
N
D
J
F
M
2005
2006

REVENUES*
in millions of euros


8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
6 235
6 954
2004
2005

REVENUES BY DISCIPLINE


Local Professional Services 16%
Consulting 13%
Outsourcing 38%
Technology Services 33%
2005

REVENUES BY REGION


Southern Europe 4%
Asia-Pacific 1%
France 24%
North America 20%
Central Europe 6%
Benelux 14%
Nordic Countries 6%
United Kingdom & Ireland 25%
2005

OPERATING MARGIN*
in millions of euros


250
200
150
100
50
0
-50
225
-24
2004
2005

NET INCOME*
in millions of euros


200
100
0
-100
-200
-300
-400
-500
-600
141
-534
2004
2005

NET CASH*
in millions of euros


1000
800
600
400
200
0
904
285
2004
2005

* 2004 restated for IFRS impact

WORKFORCE AS AT DECEMBER 31, 2005: 61 036 employees



6 351	North America	8 826	United Kingdom & Ireland	4 628	Asia-Pacific including 3 535 in India
		19 866	France		
		5 591	Southern Europe		
		3 429	Nordic Countries		
		3 732	Central Europe		
		8 613	Benelux		

WORKFORCE DEVELOPMENT


70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
52 683
55 576
59 324
61 036
2002
2003
2004
2005

RECRUITMENTS IN 2005

14 453


North America 1 553
Asia-Pacific 638
India 2 132
United Kingdom & Ireland 1 388
Benelux 1 518
Central Europe 1 099
Nordic Countries 495
Southern Europe 1 580
France 4 050

RECRUITMENTS BY DISCIPLINE IN 2005


Group support functions 98
Consulting 1159
Local Professional Services 4120
Outsourcing 3666
Technology Services 5410

TRAINING

Number of hours of training	1.8 million
Number of days of training per employee	4.1
Number of sessions including 3 631 sessions with certification	60 870



Overview 2005. Capgemini on the move

January

Operation Tsunami | Following the natural catastrophe which hit South-East Asia on December 26, 2004, the Capgemini Group made resources and expertise – in the form of logistics, IT and engineering – available to the rescue authorities and to humanitarian organizations. A donation was made on behalf of the Group, and each country contributed its own support to the victims by way of fundraising and supplying items such as blankets, tools, clothes, educational equipment, etc.

Extension to 2018 of the outsourcing contract signed with Bruce Power | This extension demonstrates the satisfaction and trust that the electricity company, based in Ontario, Canada, is investing in Capgemini. The long-term reliability of Bruce Power's IT system is particularly important in the management of its nuclear reactors.

February

Telekurs Financial Information opts for the Rightshore™ approach | This leading financial information provider signed a 3-year Business Process Outsourcing (BPO) [→ GLOSSARY] contract for the management of 80 workstations for data input. Effective cost control combined with a flexible, evolving contract were the elements that acted in Capgemini's favor. This first BPO contract to be signed by Capgemini in India will be managed by the company's Mumbai center.

Further recognition as to the quality of our Indian operations | Capgemini India obtained CMMi [→ GLOSSARY] Level 5 certification, awarded by the Quality Assurance Institute (QAI) [→ GLOSSARY], for its systems and software engineering, process integration, product development and resource delivery. This award builds on the SW-CMM Level 5 certification, obtained in January 2004, and the ISO 9001 [→ GLOSSARY], which Capgemini has held since November 2001.

March

Sogeti designs a "professional" portal for Stryker Trauma | Against a backdrop of strong international growth, this division of Stryker Corporation, which specializes in traumatology products, appointed Capgemini's subsidiary Sogeti to design and implement an online portal. The aim of the project was to bring together a range of existing applications within a long-term, adaptable and easily managed solution. The portal includes a dedicated area for traumatology specialists, an extranet designed to inform partner surgeons on how to use the company's products and an intranet for the personnel, in particular the 80 people from Stryker Trauma. It is an outstanding example of what can be produced in a Business-to-Business environment.

British Energy chooses the Capgemini Glasgow service center for its applications management | The biggest producer of electricity in the United Kingdom signed a deal with Capgemini worth £20 million for the outsourcing of its entire management system, which involves the transfer of 300 servers to Capgemini's offices in Glasgow, support for around 6,500 users, and Applications Management control. The career opportunities offered to the transferees, by Capgemini, played a significant role in the client's choice of supplier.

Publication of the World Retail Banking Report [→ GLOSSARY] | Capgemini published this report in partnership with the Dutch bank ING and the European Financial Management and Marketing Association, which is devoted to "the pricing of generic banking services." The 2005 edition details the pricing policies of 130 establishments in 19 countries. The principal lessons to be drawn include the fact that rates are converging within euro-zone countries and that banks are focusing on developing their existing client base in a market best described as "mature."

April

Sale of American Health Care consulting practice | Capgemini sold its consulting activity, dedicated to the health care sector in the United States and Canada, for $175 million

(€142 million). Six hundred employees were affected by the deal, motivated by two overriding factors: firstly, the difficulty in developing synergies between the privately-run American health care sector and its largely publicly-run European counterparts; secondly, a desire to manage the Group's portfolio of activities in a more dynamic fashion.
Capgemini "On The Move" | The launch of the "On The Move" campaign, with its range of employee rewards, and the CBE [→ GLOSSARY] week (marking the first anniversary of the Group's Collaborative Business Experience approach) both set the pace in April. The shared objective of these two internal communications campaigns was to promote individual initiatives by rewarding projects and employee talent in a variety of areas – websites, cost savings, mobility, knowledge management, etc. – while highlighting the values which define the Group's identity.

May

Developments at Lucent Technologies | One hundred million dollars: this is the value of the new contract signed by a leading global telecommunications company, Lucent Technologies, with Capgemini in the U.S. for the development and maintenance of its core business applications. The assignment includes optimization of commercial and supply chains and improvement of technology project management. Lucent Technologies' objectives are similar to those of most of our clients: to increase service levels and to reduce operational costs. The contract calls on Capgemini's expertise in the areas of consulting, systems integration, and applications development, in addition to outsourcing.
Implementation of the Booster plan to improve our performance in North America | The program has three strategic directions: a change in the operating model (involving reorganization into regional units) of our consulting and systems integration businesses; drastic cost reductions; and a change of management culture, thus laying more emphasis on pragmatism, individual responsibility and rigor. The aim of this plan, launched in early 2005, is a return to growth of our American operations in 2006. With an operating margin of approximately 3 percent in the second half of 2005, our expectations have been far exceeded.

June

A €17.9 million project for the *Centre National d'Etudes Spatiales* (CNES) | A consortium formed of Capgemini and CS Communication & Systèmes was selected by the CNES – French government agency responsible for shaping and implementing the country's space policy in Europe – to develop, integrate and maintain the production chain software programs of two satellites to be launched as part of the *Pléiades* observation mission. This latest success caps a period of twenty years of growing expertise in the space sector for us.
Victory for Biarritz Olympique Pays Basque in the French rugby championship | Won after a fierce tussle with the Paris rugby team, *Stade Français* – at the *Stade de France* arena, – the victory of the team sponsored by Capgemini since 1992 symbolizes the values shared by both partners, in particular the benefit of putting individual skills to collective good in overcoming difficulties.

July

Outsourcing Danfoss accounting and financial processes | The Danish group – a specialist in heating, refrigeration and air treatment equipment – opted for the Business Process Outsourcing (BPO) [→ GLOSSARY] expertise of Capgemini. Scheduled to last seven years, the €20-million contract involves bringing together and streamlining financial applications – principally SAP – from 26 separate European sites at Capgemini's BPO center in Krakow (Poland). Capgemini was chosen on the basis of its proven know-how in BPO and for its multilingual culture.
Strategic alliance with the Japanese company NTT Data Corporation | This alliance, which opens up interesting, crosswise opportunities for both parties, led to the acquisition of 95% of Capgemini Japan's shares by this division of the Japanese telecommunications giant, Nippon Telegraph and Telephone Corp.

August

Summer university for our consulting professionals | With a record 300 participants, the summer university was the perfect opportunity to present our "Vision, strategy, and revitalization of consulting activities" program through training ses-

sions and discussions. The key objective was to develop transnational management processes so that we can work together more effectively and share experiences with a view to offering greater value to our consulting project clients. This is an exciting initiative, which will be of particular benefit to the European public sector, in facing up to the new regulatory challenges.

September

3,000 employees, a threshold overstepped in India | Formed in 1997, Capgemini's operations in India now employ more than 3,000 people, a figure expected to rise to 10,000 by 2007. This essential growth will enable to meet the strong demand, from American and European companies, for the Capgemini Rightshore™ [→ glossary] approach.
Analysts Days in Cambridge (U.S.) | This event, targeting both market and financial analysts, and the media, enabled Capgemini to demonstrate the initial positive effects of the Booster [→ glossary] plan. The plan generated good revenues and some excellent contracts in the second and third quarters, thus confirming the return to growth in North America.

October

Contract with the London Metropolitan Police | After two years of negotiations and reflection, this British institution chose the CUBIT consortium – led by Capgemini, and including Unisys and British Telecom – for a seven-year, £350 million (€500 million) contract, to take effect as of summer 2006. The project aims to improve the quality of their IT and telecommunications services, while achieving greater cost efficiencies compared to current levels – all in the interest of the Met Police's underlying objective: making London a safer city.
Rightshore™ Business Priority Week [→ glossary], for a standardized approach | Due to the growing number of Capgemini Rightshore™ projects, architects, engineers, consultants, and account managers from various countries assembled at the Capgemini University – *Les Fontaines* – for a week of seminars, workshops, discussions in order to determine how the approach could be standardized and a business model built.

November

Announcement of the MAP Outsourcing program [→ glossary] | Capgemini's outsourcing unit launched the Margin Acceleration Program (MAP) for implementation as of December 2005. This program mainly involves streamlining the organization, strengthening the Group's offshore offering, reducing spending and use of subcontractors, renegotiating unprofitable contracts and rebalancing the client portfolio with the emphasis on smaller contracts, more BPO [→ glossary] and more Applications Management.
Capgemini trimaran sets a record in the Trans-Pacific | Sponsored by Capgemini and Schneider Electric, Olivier de Kersauson and his crew – aboard the trimaran *Geronimo* – set a new record by crossing the Pacific in 4 days, 19 hours and 31 minutes. This victory demonstrates once again the strength of Capgemini's core values: solidarity, boldness, endurance and reactivity.

December

Streamlining Ofcom's systems | The independent regulator of the U.K. Media & Telecommunications industry contracted Capgemini to integrate and replace the legacy systems that it had inherited from its predecessors. The current 50 applications will be replaced by Siebel for CRM (Customer Relationship Management) [→ glossary] and SAP for the financial, HR, and procurement applications. The £25 million (€36 million) project will take five years to accomplish.
Three clients recognized in the 7th edition of the Global Energy Awards | Created by Platts, a division of McGraw Hill, specializing in information for the energy sector, account managers at three of Capgemini's corporate clients received awards for the quality of their transformation projects: RTE (France) with the Life Achievement Award, ExxonMobil and MidAmerican Energy Holdings.

[→ www.capgemini.com/resources/news/]
[→ www.capgemini.com/resources/case_studies]



The Capgemini Group. Four Disciplines, One Mission

Capgemini's mission is to support its clients as they transform their businesses in order to improve performance. Present in thirty countries, employing 61,000 people, generating revenues of nearly 7 billion euros in 2005, the Group offers a wide range of integrated services, coordinated around its four disciplines and an array of sector expertise. These services stretch from strategy-making to maintenance of information systems.

The Group's offering is organized into four major disciplines. Each of these acts as a specialist in its area. In addition, by combining their expertise, integrated transformation services can be offered to our clients. This is the Group's key strength: knowing how to combine multiple skills in order to respond to projects that call for a crosswise approach, thereby satisfying the needs of clients who are looking not only for exceptional ideas, but also for commitment to achieve measurable, sustainable results.

These four core activities are organized into autonomous units, each with its own objectives, business models and recruitment processes. Capgemini's fundamental disciplines include:

- Consulting Services (CS): helping our clients to identify, structure and implement transformation projects that will have a lasting impact on their growth and competitive edge;
- Technology Services (TS): formulating, developing and implementing all kinds of technical projects, from the very smallest to the very largest;
- Outsourcing Services (OS): assisting our clients in complete or partial outsourcing of their IT systems or business processes;
- Local Professional Services (LPS): offers a range of IT services adapted to local requirements in terms of infrastructure, applications and engineering.

Capgemini is independent from any software publisher or hardware manufacturer. In an effort to provide our clients with the best products and services, the Group has formed a network of strategic alliances and partnerships. This enables us to remain objective so that we can freely and knowingly select and deliver reliable solutions, precisely tailored to every client's needs.

Present in thirty countries, Capgemini is also one of the few players in the market systematically able to deliver services in the location which best serves the interests of the client – in terms of quality, cost and access to the best expertise. Dubbed Rightshore™ [→ GLOSSARY], this approach revolutionizes the cost structure and added value of our services.

But Capgemini is also about doing business in a certain style with certain values, based on collaboration, which we call the Collaborative Business Experience [→ GLOSSARY]. "*It's our trademark, setting us apart as a true partner for whom the way in which results are achieved counts just as much as the results themselves. Hence, customer satisfaction is the number one criterion in measuring our success*", says Nicolas Dufourcq, Group CFO.

CONSULTING SERVICES (CS) – accelerating transformation. Positioned on the consultancy market in strategy, management and information systems and boasting sector and functional expertise, Capgemini Consulting Services (CS) has set the goal of supporting its clients in identifying, structuring and implementing transformation projects, which will have a lasting impact on their growth and competitiveness. With a network of approximately 5,000 consultants worldwide, Capgemini Consulting Services – which accounts for 13% of Group revenues – guides organizations as they change by focusing on the key factors of a successful transformation: defining the best route to follow; using the appropriate leverage – namely, the people and technologies available – during implementation; and striving to produce quick, measurable, long-term results. Capgemini Consulting Services offers its clients a range of complementary expertise:

- Business Transformation: supporting senior management during their transformation projects by

WORKFORCE BY DISCIPLINE


Group support functions 663
Consulting 4988
Local Professional Services 15147
Outsourcing 17032
Technology Services 23206

guaranteeing rapid, significant operational results in terms of performance and profitability;

- Business & Information Strategy: developing companies' ability to adapt by transformation of their IT functions;
- Finance Transformation: helping financial directors to improve the management of their activities and to strengthen their controls;
- HR Performance & Transformation: focusing on accompanying change;
- Marketing & Sales: assisting management and their teams in defining and implementing innovative marketing strategies while maximizing the performance of their sales networks and marketing channels;
- Supply Chain Management: striving towards a sustainable improvement in competitiveness of operations, increasing the efficiency of the purchasing function, and accelerating the renewal of client engagements.

What distinguishes CS in the marketplace is, above all, its global reach, its vast spectrum of service offerings and the experience gained in designing and managing complex transformation projects. The integration of Consulting Services into the Group's other specializations has major advantages, which are greatly appreciated by clients when technology proves to be the pivotal point of the transformation project or – frequently – when transformation calls for an outsourcing approach to be adopted. But beyond these differences and compared to its competitors, CS can claim a distinctive approach to its work, firmly rooted in the uniquely collaborative relationship that Capgemini establishes with its clients. "*We drive the company's change process forward together with our clients. Our job is first and foremost about listening, about evaluating the risks and committing to producing tangible results alongside our clients. We seek to build lasting relationships based on trust - relationships which are often one of the key factors in determining the success of such projects*", stresses Antonio Schnieder, who heads up the CS unit worldwide. This style is the Collaborative Business Experience (CBE), which the Group has defined as its trademark.

Evolution of utilization rate per quarter Consulting Services employees


Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
64 65 62 65 65 69 68 68
%
70
60
50
40
30
20
10
0
2004
2005

In 2005, CS returned to excellent health in Europe. Aided by favorable economic conditions and the sustained demand in certain sectors, Consulting Services is entering into a new period of expansion. It has claimed leadership in a number of business sectors – Telecommunications and Media, for example – in which Capgemini has multiplied the number of "benchmark projects", and in certain countries, such as France and the Netherlands, where the Group has around 700 consultants in each country.

How can this growth be accelerated? In two ways: "*We need to increase our notoriety in terms of innovation*", stresses Jurgen Wasser (Coordinator of the CS business in Europe), via relationships with the academic world and heightening our high-tech business. "*We also have to mitigate the boundaries between countries in order to encourage exchanges of people and of knowledge. For each opportunity which presents itself in one of our priority sectors, we must pull together the best possible team, wherever it may come from*", he explains. By way of an example, Capgemini France has just been awarded a project covering government reform, drawing on the expertise of its teams in the UK, the Netherlands, and Canada.

Technology Services (TS)– satisfied clients, due to more innovation and increased productivity. Capgemini accompanies its clients in projects designed to evolve and to transform their information systems. "*As project manager and systems integration architect, independent information technology consultant, application developer and creator of innovative technological solutions – all at the same time – Capgemini offers its clients a truly comprehensive integrated service package*", states Philippe Donche-Gay, member of the Group Executive Committee in charge of this discipline.

For some years now, the sector has been undergoing profound change, at an increasingly rapid pace. The emergence of new players in the global marketplace – mainly from India – and of new, highly industrialized production models, have considerably modified the framework in which we operate and have forced traditional suppliers to reorganize their operations in order to adapt to the new style of compe-

tition. "*The activities of our Indian rivals are driving the sector towards greater concentration, while maintaining strong pressure on prices. What's more, 2005 marked a return to investments in new projects – and not just those motivated purely by a desire to reduce costs. In any event, we have an answer to both of these trends: we have industrialized our production at global level in order to remain competitive, particularly through service-oriented architectures, and we offer innovations that correspond specifically to users' new needs*", says Bertrand Barthélemy, Global TS leader.

Our TS teams – who contribute 33% of Group aggregate revenues – have the added advantage of being able to offer our Rightshore™ [→ GLOSSARY] approach. This approach is based on a worldwide network of service centers, specialized by discipline and by product line (SAP, Oracle, etc.) and located wherever it makes the most sense – in immediate proximity to the client or in a country that combines high-quality resources with reduced costs, such as Poland, India or China. This process of industrialization enables us to meet our clients' key objective of reducing costs and is proving to be extremely successful: production capacity at our units with the lowest cost structures is growing exponentially – in particular in India, where the Group now employs some 4,000 people, forecast to reach 6,000 by the end of 2006.

These advantages also complement our "*strong positions in Europe and the United States, which continue to be vital in terms of maintaining essential, close relationships with our clients*", explains Bertrand Barthélemy.

In addition to productivity, innovation is key. Indeed, the market (particularly in the United States) is once again looking for projects with high value-added components, which place great emphasis on innovation and latest-generation technologies. "*With regard to the latter, what counts is having a deep understanding of the sector in which the client is operating as well as a firm grip on technological innovation*", explains Bertrand Barthélemy. "*We are extremely confident about the future, because our traditional strengths are once again being sought out and greatly appreciated by our clients.*" For example, Capgemini has implemented extensive supply chain optimization and customer management projects in the American retail sector. Likewise, its strengths in software architecture have enabled it to carve out a place in the market for complex internet applications, designed to support millions of connections simultaneously or to link a company with thousands of partners.

Profitable throughout Europe in 2005 and having rediscovered the path to growth across the Atlantic, our Technology Services discipline is in good financial shape, a factor which will allow it to forge ahead into the future. The aim is for this discipline to win market share, both on projects involving the deployment of integrated management software packages and on those with a high level of value-added, such as SOA. What will ensure our success in reaching this goal is the quality of our staff. At the end of 2005, TS could call on the resources of 23,206 people, having recruited 5,410 new employees during that same year. "*We have a clear vision; we have unparalleled expertise; the market wants technological solutions and scaled approaches: we hold the keys to success*", concludes Bertrand Barthélemy.

OUTSOURCING (OS) – profitability, growth and consolidation. Outsourcing involves the management of all or part of a company's IT or business process needs. Historically, the aim has been to reduce costs, but customers are now increasingly focused on using outsourcing to transform their IT and business processes for purposes of improving performance.

This discipline, employing 17,000 people, has significantly developed and now markets a complete range of outsourcing services in three main areas:

- *Applications Management (AM)*: these services cover functional user support, corrective and preventative maintenance, implementation or upgrades of software. Our industrial applications maintenance centers, connected to each other in a worldwide network, have been built on a basis of a standard organizational framework and use a common production model. "*These outsourced service centers provide a wide range of client benefits*", explains Paul Spence, head of Outsourcing and member of the Capgemini Executive Committee.

EVOLUTION OF UTILIZATION RATE PER QUARTER TECHNOLOGY SERVICES EMPLOYEES


%
80
70
60
50
40
30
20
10
0
Q1 74
Q2 75
Q3 76
Q4 76
Q1 78
Q2 79
Q3 79
Q4 79
2004
2005

"For example, they generate cost reductions through the use of Rightshore™ [→ GLOSSARY] *solutions and increased productivity due to automation and shared resources. And we commit to delivering tangible financial results."*

▸ *Infrastructure Management (IM)*: this service allows our clients to outsource the operation of their IT systems to a partner capable of managing the increasingly complex systems, streamlining them and undertaking to provide the agreed levels of user satisfaction. The subcategories of Infrastructure Management (IM) are Data Center Services (DCS), Desktop and Distributed Services (DDS), and Network Integration Services (NIS). *"IM services are even more effective when combined with applications management"*, continues Paul Spence.

EVOLUTION OF UTILIZATION RATE PER QUARTER LOCAL PROFESSIONAL SERVICES (SOGETI) EMPLOYEES


%
Q1 83
Q2 84
Q3 86
Q4 86
Q1 85
Q2 86
Q3 86
Q4 86
80
60
40
20
0
2004
2005

▸ *Business Process Outsourcing (BPO)*: delegation to an outside supplier of one or more – usually IT-based – processes. The strong demand has led Capgemini to step up its offering intensively in this area. The activity calls on three of the Group's core competencies (consulting, technology and outsourcing) and will be a major growth vector for us in coming years. Functions suitable for BPO range from purchasing, finance & accounting and customer relationship management through to payroll and human resources. Our largest BPO centers are in Poland, China, India and Australia.

With a 33% sales growth in 2005, contributing 38% to the Group's total revenues, Outsourcing Services (OS) currently represents Capgemini's major activity. It is also the area of our business which has grown the most rapidly over the past two years: *"four times faster than the market average"*, points out Paul Spence. OS has secured some impressive contracts, such as with the London police department (the Metropolitan Police) in a deal worth €503 million signed in December 2005, and with the Swansea Council for €91 million. These successes have strengthened Capgemini's leadership in the UK, Europe's largest outsourcing market. The contract signed in February 2006 with General Motors, also in the €500 million range, helped to bolster our activities in the United States subsequent to the excellent business with Lucent Technologies, HP, and others.

These successes are largely due to our implementation expertise in the key phase in any outsourcing project: transition. Over the past two years, Capgemini has distinguished itself by being able to successfully manage two exemplary transitions simultaneously: the market's largest (HM Revenues & Customs: 2,800 people to transfer) and fastest (TXU: 2,400 people to transfer in six weeks, cost reductions of $200 million after just nine months). *"As a result of the experience we have gained in implementing these major contracts, we are now hard to beat in the transition market"*, Paul Spence adds.

As things stand, OS has a well-balanced client portfolio in terms of size and diversity. At the other end of the spectrum from our major contracts (worth over €250 million) OS won over nineteen contracts – worth between 10 and 50 million euros – in 2005, with inroads into new sectors such as finance (Zurich Financial Services contract). In addition, the opportunity to sign a deal with the Canadian manufacturer Bombardier enabled OS to expand its catalogue of services and to construct a sector-specific offering involving the production of technical documentation for high-tech manufacturing industries (such as aeronautics, car manufacturing, nuclear industry, defense, etc.).

After two years of growth, enabling it to hoist itself into the leading pack of major outsourcing suppliers worldwide, OS has set its goal for 2006, the key words being: increased efficiency, rationalization and improvement of production processes.

LOCAL PROFESSIONAL SERVICES (LPS)– the strength of maintaining close customer relationships. *"Sogeti was the original name of Capgemini and this unit embodies the model on which the Group built its initial success: some of our clients have been with us since the very beginning"*, stresses Luc-François Salvador, Chief Executive Officer of the Local Professional Services division. This model is firmly rooted in a keen sense of human values shared by all the division's employees, but also in a proven organizational model: Sogeti is a vast array of small companies or agencies spread across ten countries.

Each of the 250 agencies, managed entrepreneurially and with clear profit objectives, enjoys a high degree of autonomy in managing its projects. This organizational structure provides the flexibility and responsiveness required for Sogeti to grow in a highly competitive marketplace. "*The independence we have here enables us to be very dynamic and much faster and more responsive than our rivals*", observes one regional manager. Local Professional Services, which accounts for 16% of Group revenues, offers a broad range of IT services designed for all types of companies, based around three main activities:

- High Tech Consulting: scientific engineering, industrial and technical information technology, mechanical IT;
- Application Services: design, maintenance and evolution of its clients' applications;
- Infrastructure Services: management and administration of technical services and networks, plus the management of IT production.

Sogeti's results for 2005 were excellent: 8% growth, and over 9% profitability – the best in the Group. As for its staff, Sogeti attracted 4,120 new employees during 2005 and by the end of the year had forged a powerful workforce including some 15,147 people. "*Our strength comes from the close relationships we form with our clients and our employees' sincere desire to serve them*", affirms Luc-François Salvador.

Through the acquisition of Transiciel in 2003, the high-tech consultancy activity is growing strongly. Although the current business is mainly in France, where Sogeti has 2,500 people, it aims to build the unit to a sufficient size in 2006 to put it right up there among the top European operators in its field. Another area in which Sogeti is looking to strengthen itself is in applications testing. This activity, foremost in the Netherlands, will be progressively deployed to all countries during 2006. Sogeti also plans to bolster its operations in North America.

Capgemini in five bullet points:

- An independent global partner
- An integrated service-offering
- A multicultural, decentralized company
- Client relationships based on collaboration (CBE)
- The Rightshore™ production model

[—▸ www.capgemini.com/services/consulting/]
[—▸ www.capgemini.com/services/technology/]
[—▸ www.capgemini.com/services/outsourcing/]
[—▸ www.sogeti.com/]
[—▸ www.capgemini.com/collaboration/alliancepartners/]
[—▸ www.capgemini.com/about/history/]

Sectors drive our innovations and our value-added approach

Public sector decision-maker, leading energy or telecom company manager, car manufacturer or major bank IT director... their objectives are identical: to transform organizations and systems. However, while their objectives of powering change and gaining in competitiveness may be the same, each one has very unique needs,...

... requiring a perfect understanding of the shifts in their market, of the challenges faced in the specific sector, of the client's own clients, of the latest marketing innovations and industry trends and many other parameters. In addition to our professionalism, Capgemini's clients expect the company's different disciplines to bring genuine added value to their business. And that's precisely what our sector teams do every day.

The Public Sector – modernizing services in Europe. The governments of the European Union member countries are currently facing similar problems. How can they make their administrations more efficient and cost-effective? Faced with a terrorist threat, how can they secure their borders and ensure the public's safety? As the world's population grows older every year, how can they deliver better healthcare while keeping a handle on spending? Encouraged by the European Commission, for which Capgemini has been publishing an "e-government" study for the past five years, today's leaders are asking themselves how they can make public services more accessible and the lives of their citizens easier.

"*Against this backdrop of profound transformation in central and local administrations, Capgemini contributes to the four main focuses of today's public sector: simplified tax collection and management; public safety, including areas such as people's identities and electronic border control systems; local and regional authorities, segments which are rapidly expanding and where there is great interest for shared service centers, in particular; and healthcare, including electronic patient records, a market in which Capgemini aims to serve as a true partner for all of Europe's major countries*", explains Stanislas Cozon, Capgemini's Public Sector Global Leader. This particular activity is showing strong growth within the Group, as evidenced by the fact that its share of revenue rose from 20% in 2004 to 27% in 2005.

It includes projects as complex as Copernic [→ glossary], at France's Ministry of Finance, where 200 Capgemini employees are working to implement new technological resources based on SOA [→ glossary]. Further projects – in the Netherlands, Denmark, and Norway – involve the administration of the tax system or the development of new systems for simplifying tax collection.

"*Generally speaking, all three of Capgemini's disciplines are active in the countries where we are currently working*", remarks Stanislas Cozon. "*And a transformational outsourcing project will tend to call for plenty of consulting and systems integration services. As the problems are often fairly similar throughout the region, Capgemini's pan-European dimension allows it to re-use the solutions developed in one country to help support another country's project.*"

The outsourcing contract signed in 2003 with HMRC, the British customs and revenues body, illustrates this phenomenon of "up-selling" very well with tens of millions of euros worth of complementary services called into play, in addition to the initial contract. This contract rocketed Capgemini straight to the top in terms of public sector suppliers in the United Kingdom, the most dynamic country in the world when it comes to investment in this domain. This position was further strengthened in 2005 when outsourcing contracts were signed with the London Metropolitan Police and with the Swansea Council (Wales), subsequent to those signed with Westminster and Croydon.

Such vast transformation projects, developed on a national scale, are certainly going to develop in Europe. "*Administrations in various countries have many initiatives that can be shared*", concludes Stanislas Cozon. "*Interoperability between the information systems of each country's government represents a major challenge for Capgemini.*" The Group has offices in 19 of the 25 countries that currently make up the European Union and its strategy of proximity makes perfect sense when it comes to developing this type of rather sensitive project.

Beyond Europe, Canada looks to be a promising new market, as do Australia and China. In fact, Stanislas Cozon

and his teams welcomed a delegation from a Chinese province in June 2005. A great interest was shown in our work on e-government [→ GLOSSARY] projects. The city of Shanghai is closely monitoring what Paris and London are doing in this respect.

THE ENERGY AND UTILITIES SECTOR– a hive of activity. *"This sector currently produces 15% of Group revenues"*, comments Colette Lewiner, Capgemini Global Leader for the sector. *"2005 proved to be a particularly interesting year, above all marked by the increase in energy prices. This is due to the significant increase in demand from countries such as India and China, the natural disasters in North America, the political tensions in oil-producing countries, a range of electricity supply problems, the difficulty of respecting the Kyoto protocol* [→ GLOSSARY]*...."* This general context, which Capgemini has been monitoring since 2001 with the publication of a global report on the energy market, has been further colored recently by the emergence of regionally-specific considerations.

In Europe, the liberalization of the energy markets – the Capgemini watchdog, set up in 2002, now serving as an industry reference – and the need to define new investment strategies in production are the major themes of the moment. In the United States, the market is largely oriented towards infrastructure and network modernization. In Asia, especially in China, bringing energy supplies up to match the boom in economic activity is the hub of attention. This is a favorable context for Capgemini's Energy and Utilities business, which, with its in-depth understanding of these markets, is particularly well placed to support the players as they face up to such complex issues. Capgemini now occupies the position of center stage, both in Europe – where the Group is working with EDF, E.ON, Centrica, Endesa, Gaz de France, Gas Natural, Suez and Veolia Environnement, to name but a few – and in North America where, during 2005, the Group rolled out its major outsourcing agreement signed with TXU and won new contracts in Canada with Hydro One and Ontario Power Generation.

The major challenges mentioned here are prompting the companies active in this sector to take on profound transformations of their organizations and, therefore, of their information systems. They are also looking more and more to outsource certain functions, such as IT or processes, or those linked to their customer relationships. At the same time, new market segments are developing, such as consulting on CO_2 emission certifications or the deployment and management of information systems connected to new "smart" meters installed at users' sites (for which an alliance, called Smart Energy, was formed between Capgemini, HP and Intel). And the outlook, as they say, is bright. *"During 2006, we are likely to see a wave of mergers in the public sector Utilities segment in Europe and in the United States, generating new business for specialized service providers like Capgemini"*, concludes Colette Lewiner.

THE MANUFACTURING, RETAIL AND DISTRIBUTION SECTOR – global challenges. Globalization, competitiveness, consolidation: these were the three factors which most characterized this sector during 2005 and will continue to do so in 2006. *"As a leading player in organizational transformation and information systems, Capgemini is particularly well placed to support its major international clients as they face these complex challenges"*, says Bernard Helders, global head of the company's Manufacturing, Retail and Distribution activ-

EVOLUTION OF REVENUES BY SECTOR
2004 / 2005


%
30
25
20
15
10
5
0
28%
28%
20%
27%
19%
15%
12%
12%
13%
11%
8%
7%
2004
2005
2004
2005
2004
2005
2004
2005
2004
2005
2004
2005
Manufacturing, Retail & Distribution
Public Sector
Energy & Utilities
Financial Services
Telecom, Media & Entertainment
Other (transport, etc.)

ities, which represented 28% of Capgemini's turnover in 2005.

With the arrival of new industry forces from emerging countries (India, China, etc.), globalization means playing by a somewhat different set of rules. The steel sector, for example, remains extremely fragmented (only 25% of the market is shared by 10 leading players) but the trend is moving towards consolidation, in a size race. In the manufacturing sector, 2005 produced a surprise, coming from China, with the Chinese company Lenovo's acquisition of IBM's hardware activities (PCs). Against this, western groups such as Siemens, Alstom and Schneider Electric, a client of Capgemini in a far-reaching contract for transformational outsourcing, are placing significant emphasis on Asia as they seek to achieve growth. As for General Electric, the American conglomerate forecasts that 60% of its growth will come from emerging industrial countries in the next 10 years.

Globalization is compelling traditional industry players to accelerate their transformation in order to remain competitive. "*It is thanks to our highly developed sector expertise, with our global research in the logistics and automotive sectors serving as a reference, that we bring added value to our clients. This expertise, in conjunction with our technological strengths in the areas of RFID* [→ GLOSSARY] *and mobility, has enabled us to offer solutions to the Retail and Distribution sector – in which demand for technology supporting sales outlets and back-office systems is extremely strong – that help them to reduce their costs or, even better, to accelerate their growth*", explains Bernard Helders.

For their part, car manufacturers, for whom 2005 was a demanding year, are continuing with their programs of cost reduction, reorganization, logistics improvements and collaboration with suppliers. Having won a transformational outsourcing contract worth almost 600 million dollars at the beginning of the year from General Motors, Capgemini, selected as a strategic partner, is at the heart of this movement.

This sector, and the industrial world in general, are extremely advanced in their use of outsourcing, shared service centers and BPO [→ GLOSSARY] (Business Process Outsourcing). In this context, the Canadian manufacturer Bombardier entrusted Capgemini with the BPO of its publishing and technical documentation, a first in the world of aeronautics.

THE FINANCIAL SERVICE SECTOR – activity on the upswing. In the world of banking, 2005 was marked by the announcement of a number of mergers. These deals were seen as major events in Europe, where retail banking is a highly regulated industry, organized along national lines and dominated in each country by local players, as the World Retail Banking Report [→ GLOSSARY] shows. "*French, British and German banks remain regional institutions on a European scale. The real challenge for European banks is to be strong in the three main markets (France, the UK and Germany). And the financial capabilities of certain banks enable them to consider acquisitions. In the United States, where large mergers have already taken place, the concerns center more on cost variability*", says Bertrand Lavayssière, global head of Financial Services at Capgemini, which accounts for 12% of Group revenues.

Future market consolidation will be extremely important for the Group, which is closely monitoring its movements as each merger can bring major transformation projects and information system overhauls. In addition, Capgemini has made significant investments in BPO [→ GLOSSARY] in response to the growing needs of financial institutions in the area of cost variability. The Group has just signed a multi-year BPO contract with Zurich Financial Services, one of the world's largest insurance companies, to take over part of its financial and accounting functions. And new developments are on the horizon for a 'core business' BPO in the area of credit and mortgage loans in particular. "*We have built service centers devoted to real estate loans for French and Dutch clients. If these companies ask for our support, we can rapidly offer them turnkey solutions*", says Bertrand Lavayssière.

More broadly, banking and financial institutions are investing in their IT systems after several years of spending freezes, following the transition into 2000 and the transformations connected with the euro. According to analysts at Forrester Research [→ GLOSSARY], financial institutions will be investing approximately 50 billion euros over the next 7 years in their IT platforms.

The need for banks to increase revenue per client is leading them to redesign their marketing systems and to

REVENUES 2005
BY SECTOR


Telecom, Media & Entertainment 11%
Financial Services 12%
Other 7%
Energy & Utilities 15%
Public sector 27%
Manufacturing, Retail & Distribution 28%

streamline their branch networks.

Furthermore, compliance with regulatory constraints such as Basel-II [→ glossary] in France, Sarbanes-Oxley for American companies and their subsidiaries, and IAS-IFRS [→ glossary], accounts for 30% to 40% of all new IT investments in this sector. Finally, the prospect, from Brussels, of a homogenization of payment systems across the European Union is leading banks to re-think their strategies to make sure they are not hit too hard by the ensuing decrease in revenues, which could be as much as 30%, or even 60%, depending on the scenario (see Capgemini's 'World Payments Report' [→ glossary]).

The Telecommunications, Media & Entertainment (TME) sector – consolidation and broadband are driving the market. On both sides of the Atlantic, the merger trend among telecom operators continues, unabated. In the United States, two flagship deals in 2005 – SBC Communications takeover of AT&T Corp (to form AT&T Inc.) and Verizon's purchase of MCI – served to accelerate the process of concentration in a market which, 21 years earlier, had witnessed the break-up of a once monopolistic system. And for 2006, AT&T Inc. has announced that it will acquire BellSouth, one of the last American operators still existing as an independent company.

In Europe, France Telecom completed a major acquisition deal last year with its takeover of the Spanish company, Amena, giving it a significant scale with a cohesive portfolio of voice/data/image services. Already in 2006, Telefonica (Spain) has taken control of the mobile phone operator O_2 (UK). Other deals may well follow, motivated by a race to achieve growth, the need to invest in fiber-optic networks and the ever-greater integration of broadband, voice and mobile service offers.

"Capgemini has people working on-site with most of the leading telecom operators worldwide, as it has for several decades. We have accompanied them through their various transformations, so this makes us a natural partner when it comes to both mergers and their consequences, in terms of organization and system changes, and in the area of technological innovation and their packages of new services to deploy", says Didier Bonnet, global head of Telecommunications, Media & Entertainment (TME) at Capgemini. This sector accounts for 11% of Group revenues, 80% of which comes from telecommunications alone. Indeed, 2005 was marked by an increase in the number of projects and the level of investment, with operators having readjusted their finances after the three years of recession that followed the bursting of the 'telecom bubble' in 2001.

Challenges are certainly not lacking. In landline telephony, for example, areas such as the growth of voice traffic over the Internet and the emergence of television via ADSL [→ glossary] are set to profoundly change the telecom companies' traditional business models. In mobile phones, the arrival of virtual operators and the decline in subscriber growth rates are leading to an upheaval among the players in this segment. *"Operators are going to need information systems, but they are also going to need extremely flexible organizations, which will enable them to rapidly come to terms with the various upheavals that the market is now seeing and will continue to see in the future. Our sector expertise and technological capabilities, notably in terms of SOA [→ glossary]-type architectures, already allow us to contribute the added value our customers expect in such particularly delicate times"*, believes Didier Bonnet. Finally, in addition to the Telecommunications sector, Capgemini signed major deals in 2005 with European and North American operators in the Media and Entertainment segments – segments which are increasingly converging with telecommunications – in the areas of content management, royalties and copyright management, outsourcing of audience measurement and distribution of digital content.

[→ www.capgemini.com/]

50 billion euros
Forrester Research, the market research company, anticipates that financial institutions should be investing approximately 50 billion euros in their computer platforms over the next seven years.



The Collaborative Business Experience (CBE). "Together" in a word

The CBE [→ GLOSSARY] is a way of working with our clients, based on collaboration, to ensure the lasting success of their transformation projects. *"Our clients recognize the unique ability of our teams to work in true harmony with their colleagues, which sets us apart from our competitors in a really positive light. The Collaborative Business Experience goes far beyond the basic definition of the word 'collaboration'...*

...It is a precise, standardized way of doing business that focuses on effectively dealing with the challenges faced by each client. Our added value thus becomes clearer to our clients who can measure and appreciate it better", explains Pierre Hessler, Board Member and fervent believer in the concept. An analysis of the IT services and consulting projects proves this point: the contributions made by both client and service provider count a great deal in determining the success of these projects, of course, but it is often the quality of the relationship between the two parties that determines the results. In the minds of our clients, Capgemini regularly scores highest here. They note our active listening, our willingness to understand their true needs, our joint ambitions, our shared view of the risks and risk management, our commitment to delivering projects "On Time and Above Client Expectations" (OTACE) [→ GLOSSARY], the attention we pay to transferring know-how, our ability to say "no" when required, our independent recommendations of software houses and manufacturers, and our ongoing determination to invest all our resources and energy on guiding each project smoothly from A to Z.

As Philippe Donche-Gay, CEO of Capgemini in France, says: *"Our clients recognize our unique ability to maintain an open and ongoing dialogue and to commit to sustainable, tangible results."* But they are even more complimentary of CBE: *"Capgemini's teams proved their remarkable professionalism and complete commitment to working alongside us, establishing such a close-knit relationship with us that we completely forgot about the geographical distances that sometimes separated us"*, states Gilles Herzog, Information Systems Director at General Electric, Energy Products Europe. *"We very quickly reaped the benefits of this collaboration. Our costs have been reduced and the quality of our applications maintained with total transparency. I put my trust in Capgemini and found it capable of handling all the risks associated with the project. This has been a great success, and one we now want to share."*

"Discipline, a genuine methodology in rolling out the project, and people who were right there on the job. These were the key elements that quickly generated the conditions for success. To that, I can also add the almost osmotic way in which the Capgemini and bioMérieux teams communicated with each other, in a win-win spirit of mutual trust", underlines Pascal Marin, Information Systems Central Director at bioMérieux.

Putting the CBE into practice calls for tight-knit teams, bringing together Capgemini employees and client staff so that they work in close collaboration towards the same goals. To such a point that, at the end of a project, *"it becomes difficult to tell them apart"*, observes Olivier Sevillia, head of Capgemini's consulting activities in France. In addition to its tools and methods, the Collaborative Business Experience is the result of an attitude that demonstrates itself both inside and outside the Group. *"It's our trademark"*, affirms Philippe Grangeon, Associate Director to the CEO in charge of communications. *"It's a style that we cultivate every day, and is much appreciated by our clients who have had enough of being talked down to. It can be summed up in an ordinary, everyday word: "Together"*.

[→ www.capgemini.com/collaboration/cbe/]

ASE [→ GLOSSARY], workshops to facilitate exchange

"In just three days, we got what would otherwise have taken us three months", attests the CEO of a finance-sector company when talking of our ASEs. In the box of tools used to implement the CBE, this offering definitely ranks among the most innovative ones. The sessions – generally three days – are organized in an atmosphere *"that encourages dialogue, listening, exchange"*, explains Mieke van Handenhove, deputy to the Group Communications Director. They allow the members of a project or a company to get together and exchange ideas in order to reach mutual decisions, within a reduced timeframe, so that a project can get off the ground or a new phase in its transformation can be launched.



French Ministry of the Economy, Finance and Industry. Transforming the state purchasing methods

In line with the initiatives launched by other European countries, the French government is currently seeking to address the nation's budget deficit, in particular by reducing the operating expenditure of the various government agencies. In this respect, the Ministry of the Economy, Finance and Industry decided to take the initiative and to set an example for the public sector as a whole.

Since 2002, the French government has been actively applying a policy of state modernization and lowering taxes, against a background of successive budget deficits. As purchases account for a significant proportion of the expenditure required for the state's proper functioning, any savings achieved in that area could provide powerful leverage to aid in achieving this objective.

The Ministry of the Economy, Finance and Industry decided it needed to be at the forefront of this drive, leading the way in a process that will eventually address the €120 billion spent each year across the entire public sector spectrum. "*Our aim is to act as something of a guinea pig, enabling us to subsequently offer an effective solution to all the other ministries*", explained Alain Lambert, the then Budget Minister.

Following a European bidding procedure, Capgemini was appointed to support the Ministry in its initiative. "*It was important, nevertheless, that experimentation and learning did not mean lack of results*", says Stéphane Morin, Project Director for Capgemini. "*The Ministry wanted to show the taxpayers and its European partners that it was determined to put in place an ambitious savings plan. Our ability to contribute a two-pronged expertise, in terms of implementing purchasing performance plans and driving change management in organizations, was a decisive factor in our appointment.*"

An initial audit phase made it clear to government leaders that it would be essential to break with the traditional procurement approach, which was decentralized both in terms of department and of geographical organizational structures. Stéphane Morin explains, "*This approach resulted in excessive fragmentation of purchasing. Office cleaning, for example, was contracted out to around a thousand different suppliers, with significant variations in price.*"

The file was passed up to the ministers in order to examine potential organizational scenarios. Based on recommendations made by Capgemini, a central procurement agency was set up, attached to the Ministry's General Secretariat, with a view to achieving a progressive takeover of transversal purchases for the various networks and managing the savings plan. "*The quality of the audit and of the intensive preparation work carried out by Capgemini was key in creating a central service attached to the General Secretariat and transcending the reservations expressed by the personnel*", comments Philippe Delleur, the Director of this new agency. "*Capgemini showed itself capable of taking an approach based on non-authoritarian partnership, which was successful in overcoming any resistance.*"

Those joining the agency came from a range of different departments within the Ministry and were not particularly experienced with procurement. Therefore, rapid acquisition of the specific skills needed was critical, given the complexity of the areas to be addressed and the size of the savings targeted right from the very first year. "*Capgemini's setting up of consultant/buyer teams undeniably contributed to the success of this initiative*", highlights Philippe Delleur.

The agency's buyers now enjoy the autonomy necessary to perform their new roles and the first-year objectives – in terms of savings in purchasing – have been met. The network between the agency and the ministerial services is now in place in France's major regions as well, with initial savings also running according to plan at this more decentralized level. "*The results it has achieved make the procurement agency a shining light among the services performed by the state*", concludes Stéphane Morin. "*The other ministries are following this example and we believe we have contributed to implementing an approach which could, over time, generate savings equivalent to 3% of French tax revenues.*" A fruitful collaboration, indeed, and one that will have implications far beyond the Ministry [→ www.capgemini.com] [→ www.minefi.gouv.fr]

The Metropolitan Police Service. Making London a safer city

To achieve its stated objective of making London the safest major city in the world, the city's Metropolitan Police Service (MPS) is embarking on an extensive program to deliver 21st Century policing. Capgemini has been appointed as the new provider of information communication technology (ICT) services which will support front line police work in a cost-effective manner.

London's Metropolitan Police Service (MPS), known locally as 'The Met', focuses on providing the public with the services it wants and needs, from counter-terrorism to safer neighborhoods. In December 2005, The Metropolitan Police Authority (MPA), which has overall responsibility for the MPS €4 billion budget, signed a new seven-year ICT services contract with Capgemini, prime contractor of CUBIT, the consortium formed with Unisys and BT.

Ailsa Beaton, MPS Director of Information says, "*We are very pleased to be entering into this working relationship with Capgemini and CUBIT. After a rigorous selection process, we believe CUBIT offered the most appropriate solutions to meet the specific demands of policing London in the 21st century.*"

The deal, set to last seven years and worth a total of €500 million, was concluded after a two-year procurement process. It confirms Capgemini's position as a leading public sector player in Great Britain which, during 2005, became the group's most important market geographically, in terms of revenues.

The agreement covers the management and support of approximately 30,000 desktop and laptop computers, 38,000 telephone extensions and 8,500 mobile phones as well as CUBIT support of over 50 MPS software applications relating to crime reporting information, analysis and storage of records. The contract also extends to the supply of help desk services, infrastructure monitoring and management, the implementation of mechanisms designed to drive ongoing and continuous improvement of the services, as well as the management of new data centers hosting applications and services. A comprehensive performance regime is designed to boost service delivery to highly demanding standards, with a focus on business criticality from an end-user's perspective.

The Metropolitan Police Service and Capgemini reached their agreement within a genuine spirit of partnership. That same spirit of partnership will be applied in making the contract a successful one.

MPA Chief Executive, Catherine Crawford, said, "*We are satisfied that this new contract, which the Authority has signed, will provide our police officers and staff with the most appropriate and efficient technological systems support and are pleased to welcome Capgemini's CUBIT collaboration to the family of partners who are helping to make London a safer city.*"

[→ www.capgemini.com] [→ www.met.police.uk]

London's Metropolitan Police in figures

The Metropolitan Police ('the Met') is London's largest employer, serving an area of almost 1,600 km² (618 sq.mi.) and a population of 7.2 million. Within a security context which continues to be sensitive, the Met is streamlining its efforts, adding staff and introducing improved tools to enable it to fulfill its duties.

Currently employing a record total of over 31,000 officers and 12,000 police staff, it has introduced a series of initiatives which have served to significantly reduce crime levels in London. The number of recorded offences fell by 4% during 2005; that of crimes, including murder, were reduced by 7%; and that of incidences involving racist violence were down by 9%. Increasing use of techniques such as automatic license plate recognition allows the police officers in the field to consult databases in order to check whether a vehicle involved in an offence has been stolen or if its owner is on file for other offences.

Eurotunnel. Modernizing the electronic check-in system for greater passenger comfort

Like the airlines, Eurotunnel wanted to set up a vehicle check-in system linked to its reservation system. The aim here was to improve traveler fluidity and its own productivity. Sogeti was therefore appointed to address these two challenges, a task which had to be achieved within a very short time frame and without disrupting cross-Channel traffic.

Since 1994, Eurotunnel has been transporting both goods and people between France and the UK on trains that travel underneath the English Channel by tunnel. The Group has a fleet of twenty-five shuttles on which coaches, cars, and trucks are loaded. In just 12 years, nearly 177 million people, over 10 million trucks and some 136.2 million tons of merchandise have used this impressive tunnel. Such large numbers mean that Eurotunnel needs to be equipped with a suitable check-in and control system to manage shuttle load rates at optimum levels, in the same way as the world's airlines do. "*Our previous system was becoming technologically obsolete*", says Pascal Sainson, Operations Director for Eurotunnel. "*The amount of hardware and software maintenance needed was becoming too great, due to the multiple breakdowns. Furthermore, we had to improve the quality of the services we provide to our customers and therefore improve our own productivity. In short, we had to reduce passenger waiting time before boarding and make the traffic flow more smoothly by limiting the number of shuttles on the rails.*"

To help achieve this, Eurotunnel has a unique advantage: reservations. "*For freight, 99% of our road transport customers are already registered with us and, in terms of passengers, 95% book their trips in advance*", Pascal Sainson explains. "*Our previous tollgate system could not communicate with the reservation system and therefore did not allow us to handle this process electronically.*" Eurotunnel decided to implement a new technological solution over the course of 18 months, but one which would not have any sort of negative effect on the flow of traffic under the Channel.

As a long-standing Eurotunnel partner, Sogeti was chosen to manage this project, and with support by the G.E.A. companies (for the design and production of equipment and field peripherals needed to replace the existing set up and materials) and Axima (for the civil engineering aspects of the project, cabling and connections for the operational deployment of the new system). The main problem was that this new toll system is not the same as the one used along the highways. It is far more sophisticated and advanced, integrating a wide range of parameters. Reservations, for example, need to be taken into account, including the toll rates charged for each specific travel window, any special offers, and deferred travel times. It will also be necessary to check that the customer, having paid the required fee, has indeed boarded the train and completed the trip. Lastly, vehicles will need to be tracked through to their parking places, while taking into account that this will vary depending on whether they are cars or trucks.

The project is scheduled to include four phases, two of which have already been completed. The first entailed creating the IT architecture for the new toll system by automating the check-in booths. The second involved setting up a system to visually identify each vehicle's license plate. The third, starting in May 2006, concerns the integration of the reservation and check-in systems. And the fourth, set to begin in September 2006, will cover the replacement of the previous IT architecture with the new system. "*On completion of all these phases, we aim to be processing 80% of transactions electronically*", says Pascal Sainson. "*This will allow us to reduce the check-in time for each vehicle by at least a minute*". Due to the efforts of the Sogeti teams, "*Eurotunnel has almost reached its objectives – in just three months*", Pascal Sainson notes with enthusiasm. "*We are already using electronic processing for 75% of our business! That's good news for our customers.*"

[→ www.sogeti.com] [→ www.eurotunnel.com]

Evolution of Channel traffic over the past 5 years

Between 2000 and 2005, the annual volume of cross-Channel freight[1] increased from 14.7 million to 17 million tons, carried by trucks whose numbers increased from 1,133,146 to 1,308,786 over the same period. As for goods carried by train, 1.6 million tons were transported last year. In terms of passengers[2], 8.2 million boarded a Eurotunnel shuttle during 2005, along with their cars (a little over 2 million vehicles) or in coaches (over 77,000). And Eurostar trains carried 7.5 million passengers through the tunnel, compared to just over 7 million in the year 2000.

1 | Data, in millions of tons, calculated on the basis of a recorded average of 13 tons per truck.

2 | Data, in millions of passengers, calculated on the basis of a recorded average of 2.52 passengers per car and 38.75 passengers per coach.

Bombardier Aerospace. Rightshore™ powering up productivity

This major Canadian aircraft manufacturer has outsourced to Capgemini the publishing of the technical documentation relating to most of its planes. The delicate content management task is being handled from our operating center in Bangalore, India, where a team of 120 people are now fully dedicated to this key aspect of any aircraft manufacturer's business.

The technological partnership between the world's third largest aircraft manufacturer and Capgemini began over ten years ago. The privileged relationship was further strengthened in September 2005, when Bombardier Aerospace entrusted Capgemini with the complete, outsourced management of its technical publications. This sensitive activity takes in the design, editing and updating of documents relating to all the planes made by Bombardier. The technical manuals contain full information about each aircraft, including on-board passenger guides, technical descriptions, maintenance reports, repairs listings, new functions or characteristics, regulatory changes, any accidents suffered, etc. The publications come in the form of large, heavy, loose-leaf files, each containing several hundred pages. They are also available to Bombardier's clients in digital format, on CDs, and on their website.

These are essential documents – both from a legal and a commercial point of view – directly concerning the question of air transportation safety. Highly detailed and mapping out all parts of the plane, the technical guides need to be updated three to six times a year for each and every plane. That calls for an enormous investment by Bombardier, both in human and financial terms. "*Our objective is twofold*", explains Charbel Bachaalani, Outsourcing Affairs Director for Bombardier Aerospace. "*It's all about cutting our costs for this particular activity while, at the same time, transforming Capgemini's technology into a competitive advantage. That's why we decided to subcontract the entire production of our technical publications, whereas before we might have called in external services on an ad hoc basis, depending on the workload.*"

In order to deliver the content management solution, the Group suggested its Rightshore™ offering, based on a network of highly-organized development centers located both near to the client's main facilities and in other parts of the world. The project will be developed in India, in Capgemini's Bangalore operating center. The company has completed, in record time, the recruitment and training of a near to 120-person team based at this center. "*Thanks to the Internet, the 10½-hour time difference between Canada and India isn't a problem*", explains Charbel Bachaalani. "*Nevertheless, it means we have to get organized in a way that will enable us to take full advantage of this and plan our projects well in advance. Our goal here is for the Bangalore center to become just another remote link to our intranet.*" Bombardier is placing great hopes in this outsourcing assignment and does not exclude "*the possibility of extending the partnership, once the project is up and running*", adds Charbel Bachaalani.

[→ www.capgemini.com] [→ www.bombardier.com]

Bombardier: an unknown giant

Founded in 1942, Bombardier is based in Montreal, Canada, and listed on the Toronto stock exchange. Specializing in ground (trains, busses, etc.) and air transport (business, regional, and amphibious aircraft), the company recorded $15.8 billion in revenues in 2005 and employs over 60,000 people, spread throughout the world. With 337 aircraft delivered during that period, compared to 329 in 2004, this champion of Quebec's industrial landscape ranks among the top three aircraft manufacturers worldwide.



Management of Human Resources. Attracting and keeping talented people

During the financial year 2005, Capgemini strengthened its expertise in the management of human resources. Its objective in doing this was to enhance the company's image as an employer, to improve its ability to retain its employees and help them develop their careers. "*Attracting and keeping talented people is fundamental to the Group's success*", states Paul Hermelin.

For 2006, Capgemini has set itself two new objectives: to continually develop the current leadership of its teams and to cultivate a new generation of managers by identifying talented people internally in preparation for the future.

Trapeze artists keeping their balance, parachutists in freefall, a guitarist playing a solo, a dancer in rehearsal… these are the kind of visual themes selected by Capgemini to illustrate its recruitment campaigns around the world. "*The images incorporate all the symbolic values of the Group: boldness, trust, freedom, team spirit, fun… They are in our genes. We want to promote them in our campaigns in order to attract and recruit candidates who share these values*", explains Alain Donzeaud, General Secretary of the Group and Director of Human Resources. But why do people join Capgemini today, as 14,453 did during 2005? The expression of strong values, sharply-tuned expertise, project diversity, training and career development prospects – all these are the reasons given by the new Group recruits. "*I joined Capgemini because there is an area of expertise here (Supply Chain Management [→ GLOSSARY]), which corresponds to how I see my professional development*", says Paula Ramirez, an employee in France. "*From the very first contact, I was convinced that Capgemini could offer me a favorable environment for my career and for my personal life, by working with interesting colleagues on exciting projects while at the same time enjoying a wide range of opportunities at an international level*", enthusiastically explains Martin Sondenheimer, a Capgemini employee in Germany. The attractiveness of Capgemini, particularly for talented young people, has translated into an age structure within the company that saw the 25-30 year old group account for 21% of its staff in 2005. Recruitment activities were particularly significant within the TS unit (IT systems integration and application development) with 5,410 employees, at Sogeti (4,120 people), in Outsourcing Services (3,666 people) and in India, with 2,132 new employees (equivalent to a 68% increase over 2004). Against the backdrop of a booming market, Capgemini is heading into 2006 with an ambitious recruitment policy which aims to see nearly 15,000 new employees welcomed through the company's doors.

Nevertheless, just attracting that quantity of new talent is not enough. Employees will still need to be reassured about their professional and personal development over the long term in order to enable them to develop lasting confidence in our company. This will be a real challenge given the context of market growth and the scarce supply of certain skills. With a staff turnover rate of almost 15.4%, in line with other global companies operating in this market (and better than the average in certain countries), Capgemini has shown it can master this business and human challenge.

Its success is the result of Capgemini's increasingly firm emphasis on this fundamental point: "*Developing our employees over the long term is a valuable investment for guaranteeing our client relationships. Dealing with employee turnover rates will be a priority in 2006*", confirms Marie-Laure Rivier, Group Deputy HR Director. "*We are going to continue to pay particular attention to individual regions and disciplines, identifying why people leave and undertaking initiatives which will enable us to remedy the situation. We are confident, considering the success of our previous initiatives*".

In India, with a view to drastically reducing the number of employee departures, Capgemini set up the E = mc² program. Specially designed to motivate employees on a personal basis (career development program, individual review of each employee's role and specific skills), this initiative was also designed to strengthen team cohesiveness (with special attention paid to welcoming new employees, internal

Leadership weeks

Initiated in 2004, the leadership weeks – referred to as Business Priority Weeks [→ GLOSSARY] – were organized several times in 2005. The aim is to mobilize the Capgemini personnel from different horizons (geographic and disciplines) around major issues in order to build a common understanding. For example: Rightshore™ [→ GLOSSARY], a service and customer relationship-oriented company. Over 1,200 managers benefited from one-week training courses of this kind at the Capgemini University, in 2005.

communications and company events). The results were spectacular: the defection rate shot down by 11% in just one year and is currently running below 20%.

Capgemini's success is also a result of its ability to successfully integrate employees coming from clients who have signed outsourcing contracts. A genuine social and cultural challenge when you take into account the staff transfers that the Group has to manage. By way of example, the outsourcing contract signed with HM Revenue & Customs contributed to the arrival of a wave of 2,200 new employees in just a few months during 2004. In 2005, the Group took on 712 new recruits through such transfers, including 543 as a result of the contract signed with Schneider Electric. Integration of these employees – which has to be completed in record time and which can concern hundreds and even thousands of people – represents a challenge, in particular when it comes to managing career development plans, and harmonizing processes and employment contracts. "*We have to win the hearts and minds of our new recruits. In order to be able to guarantee our commitment of continuity to our client, we need to have employees who are both satisfied and motivated*", says Scott McMillan, head of human resources on the HR Revenue & Customs project. At Capgemini, a distinct approach has been adopted: communicate freely and meet with employees to get them to buy-in; collaborate closely with unions in an open and transparent fashion. "*We visited each site in order to explain our approach and answer everyone's questions, thereby reducing uncertainty. We created a website to address a range of issues. Lastly, we set up personal meetings for our new employees*", recalls Scott McMillan.

Communication is an essential knowledge-dissemination tool at Capgemini. It is part of daily management, rooted in numerous local and global initiatives, which are developed through the intranet, journals, meetings or simply formal or informal discussions. TALENT, a platform for the dissemination of Group information and news, feeds into many off- and on-line channels and is involved in the consolidation of corporate culture, on a daily basis.

Team cohesion also arises from the development and appreciation of the expertise of each member. "*Capgemini has enabled me to progress through a number of stages in my career: from consulting to outsourcing, taking in systems integration and application development on the way. This has encouraged me enormously in managing my professional development. Every year, I have meetings with my managers about my performance and my career. I am extremely satisfied with the way I am managed*", affirms Petra Hendriksen, a Capgemini employee in the Netherlands.

For a company that sells intellectual services, which is anchored in such rapidly changing and demanding areas as IT and consulting, training is an absolute necessity. And the need is mutual: employees regularly express their appetite for training to allow them to develop new technical, managerial or behavioral skills. "*My expectations in terms of training are multiple: regular updating of my knowledge; an understanding of the latest developments, for example in SAP, allowing me to constantly remain at the cutting edge of technology. I have been fortunate to have the advantage of a training program in SAP Strategic Enterprise Management. Capgemini also gave me the opportunity to take part in management training, communication skills development...*", explains Anahita Charna, Capgemini employee in India.

At a global level, MyLearning opens the doors to Group-wide training. Employees are offered training via Capgemini intranet access. It is administered either over the internet, in local centers, or at the Group's University. During 2005, 60,870 people followed training courses totaling 1.8 million hours, equivalent to 4.1 days-worth of training per person. Furthermore, 3,631 employees enjoyed access to training – producing qualifications of great value to the Group – in areas such as project management, systems architecture, transformation consulting and development. These training initiatives are part of the Group's staff loyalty policy (31% of employees have been with Capgemini for between 5 and 10 years).

All these efforts would be in vain without the most accurate performance evaluations – both by project and, more globally, by way of a formal annual review. This constitutes one of Capgemini's commitments to its employees, guaranteeing

AGE PYRAMID WITHIN THE CAPGEMINI GROUP


55 and over
4%
50 - 55
5%
45 - 50
9%
40 - 45
13%
35 - 40
18%
30 - 35
24%
25 - 30
21%
20 - 25
6%
0
5
10
15
20
25

their individual rights to a process of evaluation and a personalized career development plan. "*The evaluation system and career development plans are transparent and earnest. This makes a real contribution to building long-term relationships with colleagues, partners and clients*", says Marc Flederus, an employee in the Netherlands. The Group put particular emphasis on this last point in 2005 and will continue to do so in the coming year.

Capgemini's commitment to employee development is also driven by its desire to fully – and continually – understand the profiles and the demographic composition of our internal resources. This allows us to better optimize resource allocation and plan for the evolution of our teams' skills in line with future needs. In respect of these, the mapping exercise enables us to determine with greater precision which training programs to implement, what kind of recruitment is needed and who - of the employees - should be developed in preparation for changes in the marketplace. "*What I most appreciate is the very personal attention paid to career development, in particular for employees with the greatest potential and those who require a specific training plan. It's an approach that pays off both at a personal level and in terms of Group performance*", stresses Tung Nei Jacqueline Cheung, a Capgemini employee in China.

One final, major issue: how to identify, today, the managers who will be able to replace a divisional or unit executive director in the future? This is a challenge that Capgemini has been quick to address by setting up a program designed to anticipate and manage, in succession, approximately one hundred key positions within the company. In concrete terms: "*we identify talent, then monitor it closely because it constitutes our reservoir of potential successors*", explains Marie-Laure Rivier. Every year, managers'performance is analyzed together with the career development initiatives suitable for each one, the next steps for advancement and their potential successors. The objective this year is to extend this program so that it is progressively applied beyond the upper levels of management. After all, it's about preparing today for the company of tomorrow.

[→ www.capgemini.com/about/people/]

Record participation at the Capgemini University
4,900 employees, 20,191 training days, a satisfaction rate of 4.3 out of 5... never in the history of the Group have so many employees taken part in so many training sessions at *Les Fontaines*, the Group's University, situated in Chantilly (north of Paris). The Capgemini University, created in 1980, is part and parcel of the corporate identity.
Open to everyone, this meeting place for colleagues, clients and partners, enables each and every one to broaden his or her knowledge and develop a network of relationships.
Thus, solid, sustainable links are formed between companies and individuals. These are the mark of the Capgemini cultural image, both national and international.

A more global social dialogue

In June 2001, Capgemini set up its International Works Council (IWC), bringing together employee representatives from the fifteen European countries in which the Group is active. Since 2004, representatives from North America and India have also been invited to take part in this committee. It meets four times a year, under the presidency of Alain Donzeaud, Group General Secretary and Director of Human Resources. The IWC office staff is made up of a General Secretary and three assistants as secretarial backup. Elected at the beginning of 2006 as new General Secretary of the IWC, Brigitte de Château Thierry succeeded Cor Polling (Netherlands), in charge since the Council was set up. Its meetings - two of which are chaired by a representative from the general management whereas the other two are held exclusively among employee representatives - address issues relating to all Group actions: human resources policy, Rightshore™ [→ GLOSSARY], Group strategy, organizational changes, personnel transfers on outsourcing projects, communications, Corporate Social Responsibility, and so on. "*As Finland's representative within the International Works Council (IWC), I am able to keep up to date with Capgemini practices at a global level and exchange information with my peers*", says Minna-Maria Hytönen.



Four disciplines under close examination. Employees share their perspectives

As human resources are our most valuable assets, their added value is reflected in the various Capgemini disciplines. Although the Group's services are highly diversified, it is our disciplines which provide the great career prospects that are in line with the personalities and aptitudes of each individual. Four Capgemini employees agreed to talk to us about their daily jobs.

Engagement Manager

Jaap Van de Ree. A Dutch engineer who joined the company in November 1988. Originally a mechanical engineer, he is now Engagement Manager for Capgemini. Jaap Van de Ree ensures project compliance for the client and supervises a team of project managers and consultants. "*What do I like best? The variety – subject matter, sectors of activity – of the job, despite the workload, and I enjoy the diverse contacts with people at different levels both within the client organization and the Capgemini entities*".

And it is his taste for human relations and management which gradually led Jaap – after starting out as project leader – to his current position, which requires ease of contact, adaptability and leadership qualities: "*Firmness and discipline are required. One should not be afraid of taking decisions - including the hardest - and of bearing the consequences*", he insists. Furthermore, Jaap would advise anyone who wants to take on his job not only to have the qualities and expertise required but also to "*be able to stand up to stress!*" In the field, he feels that he has learned how to handle his authority carefully and to delegate because, as he says, "*Capgemini teams are brimming over with bright people*".

The Engagement Manager plays a crucial role within the Capgemini organization because the compliance with our commitments and client-satisfaction hinge onto his management skills. He must also guarantee project profitability and team motivation. In addition, the experience acquired will then nourish the success of future projects.

In his private life, this father of two leaves home from Monday to Thursday to work in France and sometimes brings work back. Otherwise, he spends as much time as possible with his family and on his interest: planes. A native of the Netherlands, Jaap Van de Ree speaks fluent English, of course, and some German. And over the last few months, he has made considerable progress in French.

Senior Consultant

Sweta Shah. Having graduated from the Indian Institute of Technology in 2001, 26-year old Sweta Shah, from India, joined Capgemini in January 2005 after an initial experience as software engineer for Infosys Technologies Ltd. Now Senior Consultant, her particular responsibility is to steer the application tests that are tailor-made to Capgemini clients' needs. Her assignment ranges from assessment of requirements to performance of tests in cooperation with the client, including definition of test plans, creation of scripts, and management of the testing team.

"*Testing applications developed by others is a real challenge. Especially as highly critical solutions are sometimes required, on which human lives depend*", says Sweta. The stakes involved and the areas of application – finance, human resources, telecom, etc. – which rhythm her daily life take all the monotony out of it. "*Inventiveness is the master word every time, but strategy and systematic rigor are also important.*" Putting yourself in the place of the user, comprehending his or her profession perfectly – aspects that she finds "*very exciting*" – are one of the strong points of the job. Analysis, empathy and creativity are indispensable also. Sweta has all of these qualities, which is demonstrated by the fact that - on her first assignment with her previous employer - she won an award for the spontaneous implementation of an innovative test, reducing the quantity of efforts required for this task by 30%.

The Senior Consultant is a vital asset to Capgemini. And the position has grown in importance within the development project cycle and strategy, over the last few years. As

a troubleshooter – tracking out bugs, defects and malfunctions – he or she guarantees the quality of the applications delivered and thus the image of the entire company. Compliance with the delivery deadlines of the application and the ensuing client-satisfaction are derived from appropriate, efficient staff.

Sweta was born in India and speaks four languages: Hindi, Gujarati, Marathi and English, of course. She is passionate about her job and its bright future prospects, and sometimes takes extra training in her free time for purposes of improving her knowledge. She also likes reading novels and listening to music. Sweta sings occasionally and is interested in art, with a few drawings and some pottery to her credit.

Director Business Unit

Felizitas Diem. Director of the "Core Group" Business Unit (Consulting Services Germany). With eight years behind her at Capgemini, after leaving the University of Munich with a Master in Business Administration in hand, the 32-year old German Director of a Core Group Business Unit is now working for the Swiss-German consulting services. The recently-formed Business Unit only takes on young graduates with less than two years of experience. Her responsibilities cover a wide range of assignments: pre-sale intervention, contribution to commercial proposals, project presentations to clients, team management, with a strong share of coaching involved. Her domains: sales and marketing strategy consultancy projects for major companies in Central Europe.

"*The intensive, varied job offers a permanent challenge*", confides Felizitas when talking about functions that require open-mindedness, flexibility and energy, in addition to the ability to work in a global context. "*Managing young colleagues is very gratifying. And Capgemini gives me a lot of freedom in fulfilling the projects that are under my responsibility. The qualities required? Being calm, rigorous, organized, convincing and creative, knowing how to adapt to change, having a clear, analytical mind and also a good sense of humor!*" Felizitas highlights the qualities required to help companies improve their sales and marketing processes and to anticipate their transformation.

Felizitas' work is positive for Capgemini on two scores. First of all, it favors the contribution of young graduates to the Group's human capital, and to the development of their expertise. Then, it directly contributes to the promotion of the top 100 Central European companies in their specific sectors – consumer goods, mass-retail and automobile – the services and consultancy offering of Capgemini.

Of German origin, Felizitas also speaks English, French and a little Italian. Her job involves a considerable amount of traveling so, between airports and hotels, there is little time left. Being single, she prizes her family and friends, many of whom are from Capgemini. However, she finds the time to play golf, swim and go to the gym club, and also enjoys reading, writing and playing the piano and… traveling for pleasure.

IS Architect

Stéphane Girard. After an early career in the world of French start-ups, followed by eight years with Sun Microsystem, the 40-year old engineer – who graduated from Supélec – took part in the creation of the Sun France Java Center in 1996. Then in 1999, he co-founded Enition, a start-up with Cisco, Nokia, Reuters and Softbank in its capital. Having left Enition in 2002, he took up the post of IS Architect at Capgemini. His first project was to design the architecture of an intranet portal for the 80,000 employees of the BNP Paribas Group. Since 2003, he has been steering the technical architecture – namely 150 people – of the Copernic project for bringing the French tax management system up to date.

As keystone of the current Services Oriented Architecture (SOA) projects, the IS Architect has to begin his assignment with active listening to the needs and constraints of the client regarding the technical architecture. Due to permanent technological surveillance, the IS Architect can capitalize on several years of experience in designing suitable architecture, implementing the complex technology, concepts and methodology in order to deliver the operational architecture. "*This job requires considerable expertise doubled up with good experience in the area of architecture, infrastructure and software design*", stresses Stéphane, for whom the role of IS Architect also requires a good comprehension and anticipation of the technology market trends, listening and understanding client needs, communication and adaptation. A taste for challenge, enthusiasm, a desire to learn and, of course, the capability to manage a team are just a few of the qualities required for this job.

As he enables Capgemini to be positioned as leader in the promising SOA market, the IS Architect is gaining in strategic importance within the Group. The quality of any assignment is embedded in the robustness, sustainability, development capacity and technical performance of the entire information system delivered to the client by Capgemini.

Stéphane speaks English for professional purposes. He devotes his free time essentially to his two children, but also to his eternal fascination for archeology and the ancient civilizations.

[→ www.capgemini.com/careers/]

Corporate Social Responsibility (CSR). Being a responsible, global company

Being a socially responsible company means being fully aware of your responsibility within the social, business and environmental context and its evolution, and being able to act effectively to ensure that this "ecosystem" develops in a sustainable manner. As a signatory to the United Nations Global Compact, Capgemini supported several local community initiatives, undertaken by its divisions in 2005.

The concept of Corporate Social Responsibility (CSR) [→ GLOSSARY] is associated with companies that actively apply a sustainable development policy. CSR means that a company has to be concerned not only with profitability and growth, but also with its social and environmental impact. It must also be attentive to the interests of its stakeholders: employees, shareholders, clients, partners, suppliers and society in general.

Initiatives implemented in 2005, both at a global and a local level, confirmed Capgemini's commitment to corporate citizenship and its compliance with the Global Compact. This started with the publication on the Capgemini website – www.capgemini.com – of the Group's Code of Ethics. This code reflects the contents of the Compact with regard to human and employee rights (rejection of forced and child labor, respect for freedom of association, etc.). It establishes the rules of good conduct in our professional practice (rejection of corruption, respect for the confidentiality of client information, etc.).

The main focus, however, of Capgemini's approach to Corporate Social Responsibility concerns its human resources policies. The motivation and qualities of its employees, in addition to the attractiveness of the company, are the keys to our success. It is because of this that the Group takes pride in developing exemplary human resources policies and displaying its commitment to its employees. This commitment was formalized over the past year in the form of an "employee charter", accessible to everyone on the Capgemini intranet system. Through this charter, the Group offers its staff a positive working environment in which they are able to further their careers, receive additional training, share their expertise, be respected and be evaluated against skills-related criteria only.

The Group made great efforts in 2005 to apply these principles with concrete actions at a local level. One of our priorities for 2006 will be to address the issue of the development of diversity within our teams. In particular, this will mean increasing the proportion of women among the Group's employees, especially when it comes to the upper levels of management. "*We are setting up ways to measure our diversity. And we're making progress: 13% of the vice-presidents (VPs) named recently were women*", concludes Carolyn Nimmy.

This commitment goes beyond the immediate confines of the company. Carolyn Nimmy, head of the Group's CSR strategy, emphasizes "*At Capgemini, we have to ensure that the partners we choose respect a sense of ethics.*" The responsibilities of Capgemini's global head of purchasing include the integration of parameters enabling the ethical stance of the purchasing and production processes of our suppliers to be verified.

The Global Compact

This pact reflects the desire that companies have to establish themselves as fully-fledged players in a global growth and development context. Their initiatives in this area – in terms of ethical practices, fair trade and the untying of development aid for low-income countries – are individual elements of the corporate positioning and the claim to be a "responsible" company. At the World Economic Forum, held in Davos in January 1999, the Secretary General of the United Nations expressed the idea of a Global Compact, which has a twofold aim: to contribute to sustainable development through the creation of a network of partnerships and the promotion of good practices in this area and to further a form of globalization of benefit to all, on a basis of the free market economy. [→ www.unglobalcompact.org/]

Local Community Support

Capgemini's divisions are encouraged to introduce local initiatives, designed to strengthen the company's links with its own 'ecosystem', aid recruitment or employee retention, improve team cohesion, favor population diversity or preserve the environment. Such initiatives are monitored by Capgemini's heads of CSR in each of the countries where the Group is present.

Local Initiatives

In Telford, England. Capgemini has grown to become the second-largest local employer; it supports the town's soccer club, finances an educational center for young people and develops employment opportunities for people living in the region.

In Mumbai, India. "*I particularly remember the initiatives launched by Capgemini when the floods hit Mumbai on July 27, 2005*", says Anahita Charna, a TS employee in India. "*Each member of the Capgemini staff gave up a day's salary to support the victims. Capgemini financed the construction of a medical camp as well as the purchase of school uniforms and back-packs for the children who were most affected by the disaster.*"

In the United States. Hundreds of employees have participated in educational and charity initiatives. They have also shown their generosity in response to the three major dramas of 2005: the tsunami, the hurricanes and the various earthquakes.

In France. Capgemini is a founding member of the *Fondation du Sport*, its main mission being to develop the social and educational functions of sports. Its activities converge around the promotion of local projects that use sports as a vector for education or as a social link.

Across the world. Capgemini and its Sogeti division actively participate in the PlaNet Finance association, aimed at helping the world's poorest people to fulfill their professional and economic potential through a program of local micro-financing.

Cultivating Diversity

In Sweden. This country is a champion when it comes to diversity. 32% of Capgemini's employees in Sweden are women, the result of a wide variety of initiatives introduced over several years.

In France. The Group has concluded an agreement with the unions to promote the employment of people with disabilities. It has also signed a diversity charter.

Within the Company

In India. To facilitate their integration, new employees participate in a 90-day program which includes a 2-day session during which they discover the Group. This is concluded with a personal interview designed to find out how they feel about the organization. Each person is assigned a mentor to facilitate his or her induction.

In China. With business in full boom, our Chinese unit put the accent this year on internal communications in order to convey the principles which underpin the Group's identity and therefore accentuate the employees' feeling that they are corporate citizens.

In the Netherlands. Capgemini's Dutch unit ranked third among the country's companies "*with a good atmosphere*" (according to an employee satisfaction survey conducted by Incompany 200 on 113 organizations in the Netherlands). This is the result of constant efforts by the company's human resources management.

[→ www.capgemini.com/about/socialresponsibility/]



Consolidating our recovery in North America to remain a leading global player

At the end of 2004, Capgemini made the strategic decision to maintain its presence in the United States. Accelerating the recovery of our North American division was therefore established as one of Capgemini's four key objectives for 2005. In order to achieve this, an ambitious recovery plan, named "Booster" [→ GLOSSARY], was launched in March.

Nine months later, expectations have been far exceeded: our American operations have now returned to profit and growth, rediscovered commercial vigor, improved production performance and attracted fresh, new talent. And 2006 has begun under favorable auspices: General Motors, one of the jewels of American industry, signed a 5-year contract with Capgemini in January worth more than 600 million dollars and calling on all the Group's areas of expertise. The decision to confirm Capgemini's presence in North America was underpinned by its desire to remain a global Group, capable of responding to customer needs on a worldwide scale and retaining an open window onto a market that produces more than its fair share of innovations. A direct corollary of this decision came with the launch of 'Booster', a recovery and transformation project – designed and implemented by in-house teams – with one very clear ambition: re-establish firm growth and achieve profitability by 2006.

Beyond a plan of drastic cost reduction, Booster was implemented to bring about a transformation of Capgemini's operating model in North America. Structures were simplified, management and control strengthened and certain "basics" of the job reapplied. Activities were divided into business units, each responsible for a specifically defined operational activity and organized by geographical regions or industry sectors. Each of these units has naturally developed strong sector expertise through its work with local clients. The Southern unit, managed from Dallas, focuses on the Energy sector, backed by the experience gained in working with TXU. The Western unit, located in the heart of Silicon Valley, specializes in the very latest technologies. The Midwest concentrates its efforts on car manufacturing around the Great Lakes and on retail networks, driven by clients like General Motors and Limited Brands. The shift in organizational models and new strategy, coupled with the dynamism of the new management teams, has allowed Capgemini to win back the confidence of major clients: Walt Disney, Merrill Lynch, Genentech, Bell South, Bose, McDonald's, Sony, Hydro-One and many others.

Whether in the area of outsourcing – which now represents 40% of our American division's revenues – or consulting and integration, large-scale projects are once again the order of the day. "*We have over half a dozen contracts in excess of $20 million in the pipeline. And several - of the same order - were signed in 2005*", comments Salil Parekh, General Manager of the Capgemini North America TS and CS Business. And all the other indicators are flashing positively too. In addition to the return to growth evidenced during the second half of 2005, our American operations returned to profitability and are currently showing an operating margin of close to 3%. Attrition has reached competitor levels and cost structures have improved considerably.

Sogeti is showing double-digit growth and profitability, and the mega-contract signed with TXU balanced out 18 months prior to forecasts. During 2005, our North American teams, made up of some 6,300 employees, succeeded in re-establishing the division as a major player in the world's largest IT services market. The Group's ambition is now to take on a leadership position in certain segments, in which we have built up a strong list of references. From a more operational perspective, putting our Rightshore™ [→ GLOSSARY] expertise to use for our American clients will be another major challenge for 2006. "*This year we will also be concentrating on establishing a strategic framework for the Group in North America*", concludes Pierre Hessler non-executive Chairman of Capgemini North America.

[→ www.capgemini.com/locations/americas/united_states/]

Rightshore™ solutions tailored to client needs

The figures speak for themselves: 80% more employees in India, Poland and China. No doubt about it, 2005 was the year Capgemini really stepped up the development of its Rightshore™ [→ GLOSSARY] approach, an offer aimed at satisfying the increasingly varied needs of our customers. This development is also driving the Group's growth and will allow us to maintain employment levels in Europe and the United States.

"*Capgemini is the first European company to have fully embraced offshoring. Our objective is to have 10,000 people in India by 2007, versus the current total of 4,000*", says Paul Hermelin, Group CEO, "*and our ambition extends to expanding our offer not only in markets which are already mature, such as the U.S. and the U.K., but also to serve as a driving force to see that offshoring really takes hold in continental Europe*". This strategy, designed to develop and support Capgemini's competitiveness in the marketplace, found practical expression in March 2006 with the opening of a third site in Calcutta, following those already opened in Mumbai and Bangalore. 2006 will also see the opening of the Capgemini University in India. It will host some of India's 300,000 new engineers who graduate each year. Contrary to popular belief, our offshoring production initiatives in no way mean inferior quality services. In fact, this assumption has already been disproved by a series of quality certifications. In 2005, for example, Capgemini India obtained CMMi [→ GLOSSARY] Level 5 certification, awarded by the Quality Assurance Institute [→ GLOSSARY] (QAI). This international certification joins the SW-CMM Level 5 certification obtained in January 2004 and the ISO 9001 [→ GLOSSARY], which we have held since November 2001.

So, why this kind of development and what are the changes it brings? "*Our clients have now become 'mature' in the way they purchase IT services and have imposed significant reductions in price levels to match the strong pressure they are under to reduce their own costs. Historically, this demand has led large American clients to call heavily upon the resources of Indian IT services. In turn, these companies are now looking towards Europe in order to maintain their growth, drawing on their immense reservoirs of highly-qualified engineers*", explains Gilles Taldu, Capgemini's group delivery director.

As a result, it is no longer possible for an IT service company to respond to a major international tender without an offshoring component in its proposal. Without it, Capgemini would probably not have secured its outsourcing contracts with the Texan energy company TXU or, more recently, with General Motors, which aims to be the most productive car manufacturer in the world. And it's not just American customers who are looking for offshore solutions: half of the customers currently served by Capgemini's centers in India are European.

Responding to its experience in the marketplace, Capgemini developed and launched a specific offer in 2003 dubbed Rightshore™, which is designed to "*offer our clients the best compromise between offshoring (delivering IT services remotely using our centers in India and China), nearshoring (keeping service provision on the same continent by using our centers in Canada, Poland and Spain) and local production*", continues Gilles Taldu. With this strategic positioning, Capgemini has chosen to distinguish itself from its competitors by offering clients a flexible servicing system that adapts to their specific needs and takes into account their cultural and operational demands. "*Some of our clients are particularly sensitive to the question of cost. They are prepared to work remotely, despite the time and culture differences involved. Other clients want the availability of teams located nearby, the criterion being that a round trip between the service provision center and the client's company can be completed within a single day. Then there are others who want to see our IT consultants on-site, right in their own offices*", observes Gilles Taldu.

This strategy is even more pertinent given that not all IT functions are suitable for offshoring. This led to the develop-

Evolution of the workforce in India


10000
8000
6000
4000
2000
0
2 050
3 550
6 000
10 000
2004
2005
2006
2007

Strong growth of Capgemini Offshore

CAPGEMINI RIGHTSHORE™ NETWORK WORLDWIDE



CANADA
Toronto
Montreal

USA
Chicago
New York
Dallas

UNITED KINGDOM
Aston/Birmingham
Woking

FRANCE
Clermont-Ferrand
Grenoble
Lille
Nantes
Paris
Toulouse

SPAIN
Madrid

SWEDEN
Stockholm

THE NETHERLANDS
Utrecht

DENMARK
Copenhagen

BELGIUM
Brussels

FINLAND
Helsinki

NORWAY
Oslo

GERMANY
Düsseldorf

POLAND
Krakow

INDIA
Mumbai
Bangalore

AUSTRALIA
Adelaide

CHINA
Guangzhou
Hong Kong

Accelerated Delivery Centers (ADC): Specific centers for rapid project design and implementation
Onshore and nearshore: Service production centers, either on the same continent (nearshore) or close to the client (onshore)
Offshore: Production centers located in China and in India
Business Process Outsourcing (BPO)

ment of a vast training program in Europe and the United States with the aim of developing our "onshore" consultant expertise in the latest technologies and in activities involving close client contact, such as customer relationship management, project management, technical design and architecture, and even the coordination of international teams. "*The quality, proximity and responsiveness of our teams in the West represent a key element in differentiating ourselves from our Indian competitors. Our strategy is to place functions involving a high level of added value in close contact with our clients*", sums up Gilles Taldu.

INDIA AND CHINA IN POLE POSITION

In our Indian division, Capgemini's 4,000 employees work on IT outsourcing and application development projects designed exclusively for American and European clients. "*We have seen a considerable growth in the number of IT projects we produce, for customers in the United States as well as in Europe, since half of our client base now comes from Europe. This has made us the leading 'old continent' IT services company in terms of offshoring, way ahead of the number two player, which is probably two or three times smaller than us*", says a very happy Baru Rao, Capgemini's local director. The Group saw that India constituted an extraordinary "breeding ground" for IT specialists. A million Indian engineers currently work exclusively for foreign clients, while an additional 150,000 specialists are being trained each year. "*And we are working in a completely multicultural environment*", continues Baru Rao. "*That means we are in a better position to understand our customers, whether they're German, Scandinavian or, of course, French*". It is within this spirit of collaboration that a number of Indian Capgemini engineers have enrolled in courses at the *Alliance Française* which will enable them to learn the language and build better relationships with their clients in France. "*What's more*", adds Baru Rao, "*we have launched a plan called E=mc², which is designed to strengthen our employees' loyalty to the company. Quite simply, by recruiting the best and making them even better*".

Capgemini's Chinese division – located in the city of Canton and which saw the number of staff double in just one year to reach 400 by the end of 2005 – is primarily dedicated to outsourcing non-IT activities, commonly referred to as BPO [→ GLOSSARY] (*Business Process Outsourcing*). "*In addition, Capgemini China responds to the local IT market requirements*", specifies Henk Broeders leader of the Northern Europe - Asia-Pacific business unit.

Innovation stimulates our clients' business

"Clients are showing a rediscovered appetite for innovative projects with a strong technology element", observes Paul Hermelin, Group CEO. *"Our objective is to accompany them in their ambitious growth and to help them, by innovating, to increase their revenues and profitability. And our innovation strengths lie in the new technology and organizational methods."*

"Innovation has to add value for our clients", affirms Andy Mulholland, Global Chief Technology Officer (CTO) for Capgemini. The aim should be to avoid the trap of "technology for technology's sake" and to opt instead for "useful innovation". After having streamlined their costs over the past few years, companies have now entered into an economic cycle of growth. *"They are counting on innovation to help them go out and conquer new markets"*, says Aiman Ezzat, the Group's Associate Director of Strategy. Today more than ever, innovation allows companies to generate new revenues and to get ahead of the competition. Far from being monolithic, innovation boasts a number of facets: economical, organizational and technological.

"During 2005, we drew up a strategic plan which led us to identify which innovations to launch on the market. These are spread across all four of our disciplines", explains Pierre-Yves Cross, Capgemini's Strategy Director. *"Once selected and screened for their market readiness, these initiatives are implemented through extensive training programs. One thing is certain: it's with our clients that we really innovate"*, continues Pierre-Yves Cross.

The innovation process operates in two spheres: the managed sphere and the informal sphere. In the first of these, Capgemini CTOs identify and analyze the technologies which are likely to develop over the next ten years, such as service-oriented architectures (SOAs [→ GLOSSARY]), intelligent electronic labeling (RFID [→ GLOSSARY]), voice recognition, intelligent agents and online software rental (ASPs). Following this process, the sales and marketing teams get involved by matching industry sector economic trends with global technological scenarios. From there, the Group puts together its vertical strategic offerings: solutions which respond to actual needs and deliver genuine added value. This can be illustrated through some concrete examples. RFID technology, for example, allows pallets to be traced throughout a complex logistics chain, enabling the owners to identify where they are at any given point. In this specific case, the benefits are twofold: better inventory control and a reduction in the number of pallets lost. The savings made, due to the fact that fewer pallets need to be replaced, justify alone the investment required for such a project. Another example which illustrates how we collaborate on innovation with our clients: the widespread use of open source software, initially for France's Ministry of Finance. *"We capitalized on this experience to establish a structured maintenance services offering for all our clients who have opted – or who want to opt – to use open source software"*, explains Bertrand Barthélemy, Global Leader of TS at Capgemini.

The second sphere – the informal sphere – is where the innovation process is linked to the entrepreneurial culture of the Group and to its heavily decentralized organizational structure, in which talent can be freely expressed. In fact, Capgemini engineers are permanently developing new projects, from which "golden nuggets" spring. *"We use Knowledge Management, the worldwide sharing of our findings via the intranet, to spot those golden nuggets"*, explains André Cichowlas, one of the Group's innovation experts. *"And we multiply our Accelerated Solution Environment [→ GLOSSARY] (ASE) sessions, bona fide idea incubators that bring together people with different perspectives to rapidly generate new ideas, come up with viable solutions and innovate."*

SOA [→ GLOSSARY] (Service-Oriented Architecture) technologies are currently a major area of innovation. They respond to a vital need expressed by companies: to make their information system (IS) as responsive as possible to the movements and cycles of the marketplace at a time when the myriad of applications they are using is becoming increasingly complex. Organizations are now looking to simplify the use of their IS, to clarify the links between applications in order to help them evolve in a modular fashion, driven by a desire to enhance user services. *"In handling orders, for example, transactions can be made over a touchtone phone, by fax, via the internet or EDI* [→ GLOSSARY]

(Electronic Data Interchange). At the end of the day, all these orders will be processed in the same way. SOAs enable us to get the most out of the different channels customers use", stresses Aiman Ezzat.

The other side of innovation has to do with Business Process Outsourcing [→ GLOSSARY] (BPO). In 2004, the Texan energy company Texas Utilities (TXU) asked Capgemini to manage its entire client services. This involved a team of 3,000 people including the finance, IT, accounting and collections departments. This kind of transformational outsourcing also won over Zurich Financial, a new BPO client, for its finance and accounting functions. As Aiman Ezzat sums up, "*Our job was to find the best way of matching the technology to the client's business processes.*"

INNOVATING WITH OUTSIDE PARTNERS WHILE REMAINING INDEPENDENT. Once a technology becomes a commodity, as is the case for Enterprise Resource Planning [→ GLOSSARY] (ERP), the price pressure becomes enormous. And the margins deteriorate. "*In order to get back to higher margin levels, we extend our core offering to include innovative solutions in collaboration with our partners, Microsoft, Oracle, IBM, HP, SAP...*", explains Patrick Nicolet, Global Sales & Alliances Director. "*Take the new SOA platforms such as SAP's NetWeaver, Oracle's Fusion, IBM's WebSphere. Then there's the new ERP programs contained in Microsoft's Dynamics range. Together, we define the revenue potential, the markets to address, the offerings, etc.*" Working in this spirit, Capgemini also developed, along with HP, a solution for digital copyright management and, with IBM, a solution to combat money laundering.

INNOVATION IN THREE CATEGORIES. Professor at the Harvard Business School, Clayton Christensen is a world reference in the management of both technological and organizational innovation, having published many works including "The Innovator's Dilemma" (1997) and "Seeing What's Next" (2004).

"In the business environment, innovations can be classified into three categories:

- *The first involves creating and developing new products in order to replace the old ones. This is the most frequently encountered form of innovation.*
- *The second provides a more fundamental corporate function: processes. This means better product development. Take the example of the computer: 30 years ago, 3 or 4 years were required to set up a new generation. Today, desktop computing is in a permanent change cycle.*
- *The third is the business model. In this area, innovation generates a real difference between market players. Take the example of Siebel: this editor pioneered customer relationship management software. Then salesforce.com turned up, offering software rental instead of purchase. This is what I call "disruptive innovation", innovation through a disturbance or a break."*

[→ www.capgemini.com/services/soa/]

Drawing benefits from the ecosystem

As part of the European Commission's "Mobility and wireless applications beyond 3G" program, a consortium led by Capgemini won a €4.9 million bid to manage the MIDAS project. The consortium brings together the Norwegian research institute SINTEF, the Technical University of Oslo, the Warsaw University of Technology in Poland, the Swedish company Appear Networks, the Spanish telecommunications company Telefonica, the public transport operator RATP (France) and 51 Pegasi, a French publisher of software for sports events. As its name indicates, MIDAS (short for Middleware Platform for Developing and Deploying Advanced Mobile Services), focuses on middleware and will enable the rapid development and deployment of advanced mobile services applications by June 2008. Capgemini convinced the Commission with two prototypes: a mobile service enabling emergency teams to effectively manage incidents and an innovative service designed to help professionals, volunteers and the public at major sporting events.



Capgemini launches the Margin Acceleration Plan to step up outsourcing profitability

Having established its Outsourcing division among the world's leading players, Capgemini will now be concentrating on strengthening its organization in order to make it more productive and equipping it with the means to adapt ever more effectively to emerging trends in the marketplace, such as third-generation outsourcing and BPO [→ GLOSSARY] (Business Process Outsourcing).

"*With 50% revenue growth over the past two years, we can be proud of what we have achieved thus far*", explains Paul Spence, head of Capgemini's Outsourcing unit. "*Nevertheless, there remains a lot to do and our number one priority has to be increasing profitability. 2006 will give us the opportunity to implement a range of internal transformation projects, with a view to reaping the full benefits in 2007 and 2008, by which time we plan to be achieving a divisional margin comparable to that of the other leading global outsourcers.*" Launched in September 2005, the 3-year Margin Acceleration Plan covers three major areas: sales, production costs, and support functions. Once our commercial objectives have been fulfilled, the aim is to have the optimal organizational structure in place, enabling us to deliver the quality of service our clients expect, at the best possible cost.

With this in mind, the MAP [→ GLOSSARY] project team, involving a core group of fifteen employees, set out to address issues such as streamlining our production capacity and our organization, optimizing purchasing, standardizing processes, and increasing the support function performance levels. Our Outsourcing activities are currently built around a worldwide organizational structure in which Europe, North America, and Business Process Outsourcing (BPO) represent the key elements. Non-strategic assets have been offloaded. Contracts that show low levels of profitability are currently being renegotiated and supplier numbers reduced. Significant growth in our production capacity across the world (India, China, and Poland) enables us to respond to our clients' demands, particularly in terms of costs. Lastly, in the area of sales, emphasis is being placed on achieving a balance between large, medium-sized, and small contracts, as well as on sector diversity. These measures should allow Outsourcing to steadily improve and to meet their 2008 margin targets.

Transformation within the organization has also been designed to respond to a certain number of sales and marketing challenges. "*These challenges are expressed, for example, by creating commercial opportunities transversally, across our various divisions. We currently have to work hard to achieve this synergy. We also have to make a more concerted effort on the BPO market in North America*", asserts Paul Spence. That particular BPO market is synonymous with growth and profit margins. It is one in which Capgemini aims to be among the top three global players in the finance & accounting segment by focusing particularly on companies from the manufacturing, utilities and financial service sectors.

More broadly, the market for outsourcing is undergoing fundamental change, calling for strategies and resources that will enable us to respond to the new demands of major clients. The contract signed with General Motors at the beginning of 2006, which involves "third-generation" (3G) outsourcing, is indicative of this trend. Here, the emphasis is on achieving corporate transformation and adding value through the use of IT to reach a very specific set of objectives. The services required by the client will call for a number of global suppliers to collaborate, working together according to an extremely sophisticated governance model. Given the size of the contract and General Motors' own expertise on the subject, this outsourcing model is clearly going to become a case study reference. Capgemini, which has made transformational outsourcing one of its strategic activities, is particularly well placed to capitalize on future opportunities.

"*The North American market gives other markets an insight into the future, because trends in areas such as business and management tend to spread from West to East. The quicker we bring them across the Atlantic, the better*", concludes Paul Spence.

[→ www.capgemini.com/services/outsourcing/bpo/]

Where to reach Capgemini worldwide

CAPGEMINI – Corporate Headquarters
Place de l'Étoile
11 rue de Tilsitt
75017 Paris – France

Tel: +33 1 47 54 50 00
Fax: +33 1 47 54 50 86
www.capgemini.com

CAP GEMINI S.A.

Paris +33 1 47 54 50 00
Grenoble +33 4 76 59 63 00

CAPGEMINI UNIVERSITY

Les Fontaines
Route de Chantilly
60270 Gouvieux – France +33 3 44 62 91 00

STRATEGIC BUSINESS UNITS

North America
New York (7th avenue) +1 212 314 8000

Central and Southern Europe
Berlin +49 30 88 703 0

Northern Europe and Asia – Pacific
Utrecht +31 30 689 00 00

France
Paris +33 1 49 67 30 00

Outsourcing
Woking +44 1483 764 764

SOGETI
Paris +33 1 58 44 55 66

SECTOR MANAGEMENT

Energy, Utilities & Chemicals
Paris +33 1 49 00 22 14

Manufacturing, Retail & Distribution
Utrecht +31 30 689 00 00

Automobile
Utrecht +31 30 689 00 00

Life Sciences (Europe)
Paris +33 1 49 67 30 00

Financial Services
Paris +33 1 47 54 52 00

Public Services
Paris +33 1 47 54 52 00

Telecom, Media & Entertainment
Paris +33 1 49 00 40 00

Note: If dialing these numbers within France or Belgium, add a zero before the first digit.

North America

Canada (+1)		Dallas (Texas)	972 556 7000
Montreal (Quebec)	514 989 4100	Detroit (Michigan)	313 887 14 00
Ottawa	613 598 7474	El Segundo (California)	310 727 8400
Toronto	416 365 4400	Freehold (New Jersey)	732 358 8900
		Herndon (Virginia)	703 673 9100
United States (+1)		Houston (Texas)	281 220 5000
Atlanta (Georgia)	404 806 4200	Kansas City (Missouri)	816 459 3600
Bloomfield (New Jersey)	973 337 2700	New York (New York) – 7th Avenue	212 314 8000
Cambridge (Massachusetts) – ASE	617 768 5600	New York (New York) – ADC	917 320 3200
Chicago (Illinois)	312 395 5000		
Chicago (Illinois) – ASE	312 395 5800	Mexico (+52)	
El Segundo (California)	310 727 84 00	Mexico City	55 8503 2400
Cleveland (Ohio)	216 373 4500		
Cupertino (California)	408 850 5500		

Central and Southern Europe

Germany (+49)		Poland (+48)	
Berlin	30 88 703 0	Krakow	12 631 63 00
Cologne	221 91 26 44 0	Warsaw	22 850 92 00
Düsseldorf	211 470 68 0	Wroclaw	71 356 42 22
Essen	201 81 26 0		
Hamburg	40 254 491 81	Portugal (+351)	
Hanover	511 67 692 0	Lisbon	21 412 22 00
Lübeck	451 882 44 00		
Munich	89 94 00 0	Czech Republic (+420)	
Stuttgart	711 50 50 50	Prague	225 093 111
Walldorf	6227 73 39 00		
		Romania (+40)	
Austria (+43)		Bucarest	21 402 4085
Vienna	(0) 1 211 63 0		
		Russia (+7)	
Spain (+34)		Moscow	495 258 2439
Asturias	98 567 57 67		
Barcelona	93 495 86 00	Slovakia (+421)	
Madrid	91 657 70 00	Brastislava	2 444 556 78
Murcia	902 11 55 52		
Seville	902 11 55 52	Switzerland (+41)	
Valencia	96 104 18 50	Basel	(61) 692 08 42
		Geneva	(22) 879 52 00
Hungary (+36)		Lausanne	(21) 317 50 11
Budapest	23 506 800	Pratteln	(61) 825 63 35
		Schaffhausen	(52) 631 38 22
Italy (+39)		Zürich	(44) 560 24 00
La Spezia	0187 28 381		
Milan	02 414 931		
Naples	081 606 89 11		
Rome	06 23 19 01		
Turin	011 30 30 01		

Note: If dialing these numbers within France or Belgium, add a zero before the first digit.

Northern Europe

Belgium (+32)	
Anvers	3 546 31 11
Diegem	2 708 11 11
Hornu	65 715 211
Denmark (+45)	
Århus (Viby)	87 38 70 00
Copenhagen (Gentofte)	70 11 22 00
Finland (+358)	
Espoo	945 26 51
Helsinki	"
Joensuu	"
Tampere	"
Turku	"
Ireland (+353)	
Dublin	1 639 0100
Norway (+47)	
Bergen	24 12 80 00
Fredrikstad	"
Oslo	"
Stavanger	"
Trondheim	"
The Netherlands (+31)	
Utrecht	30 689 00 00
Amsterdam (Outsourcing)	20 486 39 31
Utrecht (Outsourcing)	30 689 44 22
United Kingdom (+44)	
Birmingham (Aston)	121 333 3536
Bristol (Toltec)	1454 612 211
Edinburgh	131 339 9339
Glasgow	141 331 0414
Inverness	1463 238 434
London (South Bank)	207 735 08 00
London (Wardour Street)	207 734 5700
Manchester (Sale)	161 969 3611
Rotherham	1709 710 071
Swansea	1792 792 777
Teeside (Wynyard Park)	1740 645 500
Woking	1483 764 764
Sweden (+46)	
Fagersta	8 5368 5000
Göteborg	"
Kalmar	"
Karlskrona	"
Linköping	"
Luleå	"
Malmö	"
Örebro	"
Stockholm (Bromma)	"
Sundsvall	"
Västerås	"
Växjö	"

Asia – Pacific

Australia (+61)	
Adelaide	8 8113 8000
Canberra	2 6276 2000
Melbourne	3 9613 3000
Sydney	2 9293 4000
China (+86)	
Beijing	86 10 650 52935
Guangshou	86 20 8364 7371
Hong Kong	852 22 99 1688
Shanghai	86 21 61 05 3838
Shenzhen	86 755 8209 6915
India (+91)	
Bengalore	80 5191 7000
Mumbai	22 2518 7000
Taiwan (+886)	
Taipei	2 8780 0909

Note: If dialing these numbers within France or Belgium, add a zero before the first digit.

France (+33)

Capgemini France
Cœur Défense – Tour A
110 esplanade du Général de Gaulle
92931 Paris la Défense Cedex
Telephone: +33 1 49 67 30 00
Fax: +33 1 49 67 40 66

Capgemini Consulting
Paris	1 49 67 30 00
Lyons	4 72 21 30 30

Capgemini East
Clermont-Ferrand	4 73 28 23 81
Grenoble	4 76 52 62 00
Lyons	4 72 21 30 30
Nancy	3 83 95 85 85
Strasbourg	3 90 22 86 10

Capgemini Finance & Services
Paris	1 49 67 30 00

Capgemini Manufacturing & Distribution
Lille	3 20 65 34 34
Paris	1 49 67 30 00

Capgemini Institute
Paris	1 44 74 24 10

Capgemini West
Brest	2 98 33 60 77
Caen	2 31 46 81 90
Le Mans	2 43 57 45 01
Nantes	2 51 17 35 00
Orléans	2 38 24 01 01
Rennes	2 99 12 55 00
Rouen	2 35 12 20 20
Tours	2 47 60 67 60
Vannes	2 97 01 29 20

Capgemini South
Bayonne	5 59 25 34 00
Bordeaux	5 56 46 70 00
Marseilles	4 91 16 57 00
Montpellier	4 67 20 92 92
Nice	4 93 72 43 72
Pau	5 59 84 12 23
Toulouse	5 61 31 52 00

Capgemini Outsourcing Services
Clermont-Ferrand	4 73 28 23 81
Douains	2 32 78 16 05
Grenoble	4 76 57 32 29
Lille	3 20 42 32 00
Paris	1 41 26 51 00
Roissy	1 49 90 65 00
Toulouse	5 34 46 23 00

SOGETI

6 rue Duret
75016 Paris – France
Telephone: +33 1 58 44 55 66
Fax: +33 1 58 44 58 10
www.sogeti.com

Germany (+49)
Düsseldorf	211 52 285 0
Offenbach	69 800 606 22

Belgium (+32)
Brussels	2 538 92 92
Edegem	3 231 12 90
Zaventem (T.R.E.C)	2 761 05 92

Spain (+34)
Barcelona	93 253 01 88
Bilbao	94 423 56 21
Madrid	91 308 44 33
Madrid (Training Center)	91 436 46 38
Valencia	96 346 85 60

Note: If dialing these numbers within France or Belgium, add a zero before the first digit.

United States (+1)	
Baltimore (Maryland)	410 581 5022
Chicago (Illinois)	708 531 1300
Cincinnati (Ohio)	513 563 6622
Columbus (Ohio)	614 898 3044
Dallas (Texas)	972 776 5600
Dayton (Ohio)	937 433 3334
Des Moines (Iowa)	515 282 4802
Detroit (Michigan)	248 702 1900
Houston (Texas)	713 571 7823
Indianapolis (Indiana)	317 810 2004
Kansas City (Kansas)	913 451 9600
Minneapolis (Minnesota)	612 243 4545
New York (New York)	212 328 7800
Northeast Ohio (Ohio)	216 654 2230
Omaha (Nebraska)	402 492 8877
Portland (Oregon)	503 295 1909
Seattle (Washington)	206 624 4600
Saint Louis (Missouri)	314 898 1180
Washington DC	703 734 1511

France (+33)	
Aix-en-Provence (High Tech)	4 42 97 64 34
Anthony (Chryseis micro & réseaux)	1 46 74 12 00
Aubière	4 73 28 23 81
Belfort	3 84 90 35 50
Blagnac	5 61 30 60 00
Blagnac (High Tech)	5 34 36 26 00
Bouguenais	2 40 32 42 00
Boulogne-Billancourt (High Tech)	1 41 22 42 42
Brest (High Tech)	2 98 46 21 25
Caen	2 31 47 24 59
Carry-le-Rouet	4 42 13 26 00
Cesson-Sévigné	2 23 45 59 00
Cesson-Sévigné (High Tech)	2 23 45 59 30
La Glacerie	2 33 20 07 25
Lille (Sinfor Automation)	3 59 56 06 71
Marcq-en-Baroeul	3 28 32 31 00
Melun (High Tech)	1 64 10 45 00
Mérignac	5 56 12 72 20
Mérignac (High Tech)	5 56 12 72 20
Montbonnot-St Martin	4 76 52 62 00
Montpellier	4 99 61 41 80
Mulhouse	3 89 36 31 20
Niort	5 49 04 08 53
Orléans	2 38 55 49 10
Paris (Infrastructures Services)	1 58 44 55 66
Pau	5 59 14 67 10
Pau (High Tech)	5 59 14 33 91
Poissy (High Tech)	1 39 65 15 45
Rochefort (High Tech)	5 46 88 29 00
Rouen	2 32 76 41 80
Saint-Cloud	1 41 12 51 12
Saint-Cloud (Sinfor Automation)	1 41 12 46 44
Sophia-Antipolis	4 93 95 62 62
St-Médard-en-Jalles (High Tech)	5 56 70 69 13
Strasbourg	3 88 65 73 80
Toulouse (High Tech)	5 34 50 22 00
Toulouse (High Tech)	5 34 56 75 00
Toulouse (High Tech)	5 62 47 50 00
Valbonne (High Tech)	4 92 90 64 52
Vandœuvre-les-Nancy	3 83 15 22 26
Villeurbanne	4 72 44 46 90
Villeurbanne (Sinfor Automation)	4 72 44 46 58

Luxembourg (+352)	
Bertrange	31 44 01

The Netherlands (+31)	
Den Bosch	20 660 68 22
Diemen	20 660 66 00
Groningen	20 660 66 00
Rotterdam	20 660 66 00
Viannen	20 660 66 00

Sweden (+46)	
Borlange	243 922 00
Bromma	8 536 8 20 00
Fagersta	223 418 00
Gävle	26 63 28 00
Helsingborg	42 26 77 00
Jönköping	36 34 85 00
Karlstad	54 14 63 00
Linköping	13 25 48 00
Luleå	920 24 15 40
Lund	46 286 55 00
Oxelösund	155 25 50 00
Skövde	500 42 49 30
Sundsvall	60 59 47 00
Umeå	90 10 81 00
Uppsala	18 18 52 30
Västeras	21 10 58 00
Örebro	19 601 45 00

Switzerland (+41)	
Basel	(61) 261 7580
Geneva	(22) 879 16 50

[→ www.capgemini.com/locations]

[→ www.capgemini.com]

Note: If dialing these numbers within France or Belgium, add a zero before the first digit.

Glossary

ADSL – Asymmetric Digital Subscriber Line A technology that allows for high-speed, digital transportation of information over a standard telephone line, enabling users to access broadband services.

ASE – Accelerated Solutions Environment Capgemini brings together a set of resources (innovative workspaces, dedicated teams, etc.) within a 3-day session designed to encourage active listening and exchanges of ideas so that shared decisions can be reached in compact timeframes, allowing projects to get off the ground faster.

ASP – Application Service Provider This term refers to the supply of an application via an external network. It is therefore about outsourced application or online service hosting.

Basel II The Basel agreements are part of a worldwide initiative to regulate banks, financial institutions and other companies performing in the financial sector. The objective is to prevent bankruptcies by better balancing equity with risk.

Booster Rolled out during the first quarter of 2005, this plan was designed to turnaround sustainably the Group's North American operations. It involves three key dimensions: simplifying the structures, reducing the costs, and a management overhaul.

BPO - Business Process Outsourcing The delegation to a supplier of one or more of the client's functions – which usually contain a strong element of IT.

Business Priority Week Motivational meetings held several times a year, with Capgemini employees from different areas (geographical and professional), aimed at generating awareness of major challenges, and with a view to creating a shared language.

CBE – Collaborative Business Experience A precise, structured way of working, focusing on the challenges faced by the client, and based on a close collaboration between both the Capgemini and the customer teams.

CMMI – Capability Maturity Model Integrated This is a model for evaluating the level of a company's maturity in terms of its IT development and contains a system of best practice references. This model has 5 levels, 5 being the highest grade of maturity.

CO_2 emission certificates Based on the Kyoto protocol, these certificates give industrial countries CO_2 emission rights that are consistent with their objectives in reducing emissions. One emission right corresponds to one ton of CO_2. These rights can be traded nationally or internationally and can be allocated to companies which have made commitments to reducing their emissions.

Copernic Launched at the beginning of the decade by the French Ministry of the Economy, Finance and Industry, the Copernic program is designed to modernize relations between the tax authorities and taxpayers by way of a new fiscal information system based on a unique, online tax account. Companies can already use this system to file and pay VAT and other taxes.

CRM - Customer Relationship Management The objective of CRM is to offer technological solutions that enable communications between a company and its customers to be strengthened and thus improved. CRM can be used both before and after the sale, and include the sale process and customer service management.

CSR – Corporate Social Responsibility This concept is linked to a company's application of the idea of sustainable development and it means that, beyond the economic and financial aspects, a company has to take into account the social and environmental effects of its business.

CS – Consulting Services Helping our clients to identify, structure and implement their transformation projects, which will have a lasting impact on their growth and competitiveness.

EDI – Electronic Data Interchange Exchanges, between computers, of data relating to transactions, using standardized networks and formats whereby information can be given out – across networks – by the issuer's IT system to its partners' IT systems and integrated into them automatically.

e-Government This term is used to describe the use of communications and information technology by public authorities and is linked to organizational changes and new capabilities designed to improve public services and the democratic process, as well as to strengthen support for public policies.

ERP – Enterprise Resource Planning Refers to software applications designed to coordinate all of a company's activities (such as production, planning, and supplies) or cross-divisional functions (such as finance, marketing, sales teams, human resources management, etc.) within a single IT system.

IAS-IFRS – International Accounting Standards, International Financial Reporting Standards A set of international accounting and reporting norms considered essential in order to guarantee a high degree of transparency and comparability in the financial reporting of listed companies.

ISO 9001 This standard lays down the requirements for a quality management system, whether for internal, contractual or certification purposes. It involves a variety of obligations, which the company commits itself to delivering.

Kyoto Protocol Effective since early 2005, this protocol constitutes the basis of an international policy of reducing greenhouse gases, which are responsible for global warming. The European Union has committed to reducing emissions by 8% between 2008 and 2012, compared to the levels observed in 1990.

LPS – Local Professional Services An offering adapted to the needs of local customers as regards infrastructure, applications and engineering.

MAP – Margin Acceleration Plan Introduced in September 2005, this 3-year plan applies to Capgemini's outsourcing discipline. The objective is to create an optimal organizational structure which will enable us to produce the quality of service our customers expect, at the best possible cost.

OS – Outsourcing Service Accompanying our clients in the partial or total outsourcing of their information systems.

OTACE – On Time and Above Client Expectations All the customer satisfaction and risk evaluation measures that arise throughout the course of a project. This system, specific to Capgemini, has become a benchmark within the profession.

QAI – Quality Assurance Institute An organization founded in 1980 in the United States to promote quality, productivity and process-management solutions in the IT sector and which awards CMMI certifications.

RFID – Radio Frequency Identification A technology that allows objects to be identified and tracked, and their features to be distinguished remotely by way of tags, attached or built into the item, which transmit radio signals.

Rightshore™ Capgemini's global production system, which offers clients – depending on their needs – the best balance between services delivered from remote ("offshore") centers (India/China), centers located more closely ("nearshore") or others in the country in which they are based ("onshore").

Sarbanes-Oxley An American law introduced in July 2002, following the Enron and other financial scandals, and designed to restore market confidence. It requires American companies and their subsidiaries abroad to embrace a range of strengthened internal checks and a commitment to management responsibility.

SCM – Supply Chain Management This term covers tools and methods designed to enhance and to automate supply by reducing stock levels and delivery times. The supply chain includes all the links relating to supply logistics within a company, but also those with suppliers and their subcontractors.

Shared Service Centre A unit responsible for the shared management of essential services for a number of companies or divisions of a single group, such as accounting, taxation, legal affairs, cash flow management and insurance. This unit can operate internally, within a company, or be entrusted to an outside supplier.

SOA – Service Oriented Architecture Designing information systems and their architecture in a way that guarantees responsiveness, upgradeability and flexibility for businesses – whose environment is constantly evolving.

TS - Technology Services Designing, developing and implementing technical projects of all sizes.

Values The seven basic values of the Capgemini Group are: honesty, boldness, trust, freedom, team spirit, modesty and fun.

World Payment Report A report published by Capgemini, in partnership with the Dutch bank ABN AMRO and the European Financial Management and Marketing Association (EFMA), on the implications of a single payment zone – in the Euro zone – for banks and users.

World Retail Banking Report An annual, global study regarding the pricing of generic banking services, published by Capgemini in conjunction with the Dutch bank ING and the EFMA. The 2005 edition was extended to 130 banks and covered 19 countries, including China.

Capgemini news is available on the Group website at www.capgemini.com

A publication of the Capgemini Group
Design and editing: Group Communications
Graphic design: Rudi Meyer – Yearly groupe Pema

Paintings: Jacques Léonard
Photographs: Didier Olivré ("The Management Team"), Luc Pérénom ("Board of Directors") and René Tanguy ("Interview Serge Kampf / Paul Hermelin")
English translation: Ursula Grüber; Catherine Gabel
Production Mame - Photoengraving Studio Piranha
Printed in France

Titles of the paintings by Jacques Léonard:

Cover page:
In the forest of songbird trees, 2005
Page 10
Canyon (Peru), 1989
Page 12
Stall on rue Lepic, 1980
Page 14
Benares, 1988
Page 18
Wall in Jaisalmer, 1995
Page 20
Return to the Festival of Jaipur, 2003
Page 24
Symbiosis, 2000
Page 34
Still life with blue sunflower, 2001
Page 36
The arches at night, 2003
Page 41
Palace in Rajasthan, 1994
Page 45
Orange market on a blue street, 2000
Page 50
Crowd beneath Jodhpur citadel, 1990
Page 56
Fusion, 2005



Descent towards the Ganges, 1994

Jacques Léonard is a contemporary French painter whose work has been exhibited in several major international galleries and museums. His powerful yet sensitive paintings address a variety of themes with boldness and freedom. Jacques Leonard is a "spatial architect" who translates earthly forces using broad brush strokes. He recreates the majesty of the most grandiose of places by imposing on them his very distinctive and demanding artistic style. The exceptional range of colours he uses seems to have become even more liberated in recent

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

ANNUAL REPORT

2005

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING



REFERENCE DOCUMENT

CONTENTS

The English language version of this report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate presentation of the original.
However, in all matters of interpretation, views or opinions expressed in the original language version of the document in French take precedence over the translation.

BOARD OF DIRECTORS

Serge KAMPF
CHAIRMAN

Ernest-Antoine SEILLIÈRE
VICE-CHAIRMAN

Daniel BERNARD

Christian BLANC

Yann DELABRIÈRE

Jean-René FOURTOU

Paul HERMELIN
CHIEF EXECUTIVE OFFICER

Michel JALABERT

Phil LASKAWY

Thierry de MONTBRIAL

Ruud van OMMEREN

Terry OZAN

Bruno ROGER

NON-VOTING DIRECTORS "CENSEURS"

Pierre HESSLER
Marcel ROULET
Geoff UNWIN

STATUTORY AUDITORS

PricewaterhouseCoopers AUDIT
represented by Bernard RASCLE

KPMG S.A.
represented by Jean-Luc DECORNOY
and Frédéric QUÉLIN

FINANCIAL HIGHLIGHTS

in millions of euros	CONSOLIDATED FINANCIAL STATEMENTS	
	2004	**2005**
REVENUES	**6,235**	**6,954**
OPERATING EXPENSES	6,259	6,729
OPERATING MARGIN		
Amount	(24)	225
%	(0.4%)	3.2%
OPERATING PROFIT/(LOSS)		
Amount	(281)	214
%	(4.5%)	3.1%
PROFIT/(LOSS) FOR THE PERIOD	**(534)**	**141**
NET MARGIN (%)	(8.6%)	2%
EARNINGS/(LOSS) PER SHARE		
Number of shares at December 31	131,383,178	131,581,978
Weighted average number of ordinary shares (diluted)	132,789,755	138,472,266
Diluted earnings/(loss) per share (in euros)	(4.02)	1.06
NET CASH AND CASH EQUIVALENTS AT DECEMBER 31	**285**	**904**
AVERAGE NUMBER OF EMPLOYEES	**57,387**	**59,734**
TOTAL NUMBER OF EMPLOYEES AT DECEMBER 31	**59,324**	**61,036**

THE CAPGEMINI GROUP

I – HISTORY

Founded by Serge Kampf in Grenoble in 1967, Capgemini has grown to become one of the world's leading consulting and information service companies by following a strategy of development and diversification that has combined both internal and external growth.

Hence, the Group has progressively extended its activities in Europe, in particular with the acquisition of Programator in Scandinavia, Hoskyns in the United Kingdom (1990), and Volmac in the Netherlands (1992).

At the same time, Capgemini has developed its management consulting activities due to the acquisition of two American companies - United Research and Mac Group - in the early 1990s, in addition to a German company - Gruber Titze & Partners - in 1993, and then Bossard, a French firm, in 1997.

More recently, the acquisition of Ernst & Young Consulting (2000) strengthened the Group's international profile, significantly increasing its presence in North America and in a certain number of European countries.

The years 2001, 2002, 2003 and 2004 proved particularly difficult for the IT service sector and it became necessary to rebalance Capgemini's portfolio of activities in favor of two of its disciplines – local IT services and outsourcing – and around the Rightshore™ concept.

The acquisition of Transiciel, at the end of 2003, enabled Capgemini to double the size of Sogeti, an entity formed in 2001 in the local professional services domain and which contributed 16% of Group revenues in 2005. In the area of outsourcing, as of 2004 and 2005, the Group reaped the rewards from the efforts undertaken to establish its presence both in Europe and in North America due to a number of major contracts (HMRC, TXU, Schneider Electric).

In addition, Capgemini became the first European company to take the offshore route. Capgemini chose to set itself apart from its major rivals by proposing an "à la carte" system for the production of its service, which is based on the following: the customer's needs, the intended project itself and the client's culture as well. This is the Rightshore™ concept.

The Group's profile has therefore changed significantly in a few years, demonstrating its ability to face up to the new challenges that the IT services and consulting industries present. The 2005 results evidence a confirmed recovery: net profit of €141 million, an operating margin of 3.2% of revenues which, at almost €7 billion, grew by 15% compared to 2004 (the exchange rate and scope remaining constant).

II – THE CAPGEMINI DISCIPLINES

Four Disciplines, One Mission

Capgemini's mission is to support its clients as they transform their businesses in order to improve performance. Present in some thirty countries, employing 61,000 people, the Group, which generated nearly €7 billion in revenues in 2005, offers a range of services harmoniously coordinated around its four disciplines and its sector expertise. These services extend from the drawing up of strategies to the maintenance of information systems.

The Group's offering consists of four major disciplines. Each of these acts as a specialist in its area. In addition, by combining their expertise, they are able to produce for clients, an integrated offering of transformation services. This is one of the Group's key strengths: knowing how to bring together multiple skills in order to address projects that call for a crosswise approach, thereby satisfying the needs of clients who are looking for a commitment to achieve real, measurable, sustainable results.

These four core areas of activity are organized into autonomous units, each with its own objectives, business models and recruitment processes. Capgemini's fundamental disciplines include:

- Consulting Services (CS): helping our clients to identify, structure and implement transformation projects that will have a lasting impact on their growth and competitive edge;
- Technology Services (TS): systems integration and application development – formulating, developing and implementing all kinds of technical projects, from the very smallest to the very largest;
- Outsourcing Services (OS): assisting our clients in the complete or partial outsourcing of their IT systems and other suitable activities;
- Local Professional Services (LPS): offering a range of IT services adapted to local requirements in terms of infrastructures, applications and engineering.

Capgemini is independent from any software publishing houses or hardware manufacturers. In an effort to provide its clients with truly the best products and know-how, the Group has formed a network of strategic alliances and partnerships. This enables it to remain objective yet fully

aware of all the facts in order to freely and knowingly select and deliver reliable solutions, precisely tailored to each client's unique requirements.

Present in some thirty countries, Capgemini is also systematically capable of delivering services in the location which best serves the interests of the client – in terms of quality, cost and access to the best expertise. Dubbed Rightshore™, this approach revolutionizes the cost structure and added value of our services.

But Capgemini is also about doing business in a certain style, based on collaboration, which we call the Collaborative Business Experience (CBE). This is our trademark, which sets us apart from the others, as a true partner for whom the way in which results are achieved counts just as much as the results themselves. Hence, maximizing customer satisfaction is the number one criterion in determining our success.

2.1 The Consulting Services (CS) discipline: accelerating company transformation

Positioned on the consultancy market for strategy, management and information systems consultancy, and also boasting sector and functional expertise, Capgemini Consulting sets itself the goal of supporting its clients in identifying, structuring and implementing transformation projects that have a lasting impact on their productivity, growth and competitive edge.

With a network of approximately 5,000 consultants across the world, Capgemini Consulting – which accounts for 13% of the Group's revenues – guides organizations as they change by focusing on the key factors that make for a successful transformation: defining the best route to follow in accordance with targets, taking into account any potential barriers; using the appropriate leverage - people and technologies available -in order to maximize the innovation potential during implementation; and striving to produce quick, measurable and long-term results.

Capgemini Consulting offers its clients a range of complementary expertise:

- Business Transformation: supporting senior management in their transformation projects by guaranteeing rapid, significant operational results in terms of performance and profitability;
- Business Information Strategy: developing companies' ability to adapt through the transformation of their IT functions;
- Finance Transformation: helping financial directors to improve the management of their businesses and strengthen their control;
- HR Performance & Transformation: focusing on accompanying change;
- Marketing & Sales: assisting management and their teams in defining, designing and implementing new corporate strategies and innovative marketing strategies while maximizing the performance of their sales networks and marketing channels;
- Supply Chain Management: striving towards sustainable improvement as regards the competitiveness of operations, increasing the efficiency of the purchasing functions and accelerating the renewal of the service offering.

What distinguishes CS in the marketplace is, above all, its global reach, the vast spectrum of services offered to clients and the experience gained in designing and managing complex transformation projects. The integration of Consulting Services into the Group's other specializations also has major advantages, greatly appreciated by clients when – and this is the most frequent case - technology proves to be the pivotal point of the transformation to be undertaken, or when transformation calls for an outsourcing approach to be adopted. But beyond these differences and compared to its competitors, CS can claim to have a distinctive approach to its work, firmly rooted in the uniquely collaborative relationship that Capgemini establishes with its clients.

In 2005, the CS discipline returned to growth and rediscovered a dynamic thrust in Europe. Aided by favorable economic conditions, Consulting is entering a new period of expansion. It has claimed a leading position in a number of business sectors – Telecommunications and the Media, for example – and in certain countries, particularly France and the Netherlands, where the group has over 700 consultants in each case.

2.2 The Technology Services (TS) discipline – IT application development and systems integration: satisfied clients due to more innovation and increased productivity

Capgemini supports its clients in projects designed to evolve and transform their information systems. As project manager and systems integration architect, independent information technology consultant, application developer and creator of innovative technological solutions, Capgemini offers its clients a truly comprehensive and synergetic service package.
For some years now, the sector has been undergoing profound change at an increasingly rapid pace. The emer-

gence of new players in the global marketplace – mainly from India – and of new, highly industrialized production models have considerably modified the framework in which we operate and have forced traditional suppliers to reorganize their operations in order to adapt to the new style of competition. The activities of our Indian rivals are driving the sector towards greater concentration while maintaining strong pressure on prices. 2005 also marked a return to investments in new projects – and not just those motivated purely by a desire to reduce costs. Two trends coexist simultaneously in this market: the industrialization of IT production on a global level and the new demand for innovation, arising from Service Oriented Architectures (SOA), corresponding to users' new needs.

In response to these demands, our TS teams – who contribute 33% of the Group's total revenues – offer clients the Rightshore™ approach. This concept is based on the use of our worldwide network of service centers, specialized by discipline and by product line (SAP, Oracle, etc.) and located either in immediate proximity to the client or in a country that combines high-quality resources with reduced costs, such as Poland, India or China. This process of industrialization enables our clients to meet their key objective of reducing costs and is proving to be extremely successful: in India, we have increased our overall staff by 80% and the Group now employs some 4,000 people. It is anticipated that this number should reach 6,000 by the end of 2006.

The second major trend is innovation. Indeed, the market (particularly in the United States) is once again looking for projects with high value-added components, which place great emphasis on innovation and latest-generation technologies. In fact, Capgemini has implemented extensive supply chain optimization and customer relationship management (CRM) projects in the American retail sector. Likewise, due to its strengths in software architecture, it has carved out a place for itself in the market for complex Internet applications, designed to support millions of connections simultaneously or to link a company with thousands of partners.

Profitable throughout Europe in 2005 and having rediscovered the path to growth across the Atlantic, our IT application development and systems integration discipline is in excellent shape, a factor enabling it to forge ahead strongly. The aim is for this discipline to win market share both on projects involving the deployment of integrated management software packages (Enterprise Resource Planning – ERP) and on those with a high level of value added, such as Service-Oriented Architecture (SOA). Our success in reaching this aim is reliant on the quality of our staff. At the end of 2005, TS could call on the resources of 23,206 people, having recruited 5,410 new employees during that same year.

2.3 The Outsourcing Services (OS) discipline: profitability, growth and industrialization

Outsourcing consists of the management of all or a part of a company's IT or business process needs. Historically, the aim has been to reduce costs, but clients are focused more and more these days on using outsourcing to transform their IT and business processes in order to improve their companies' performance.

This discipline, employing 17,000 of our people, has significantly developed and brought to market a complete range of outsourcing services, which break down into three main areas:

- *Applications Management* (AM): these services cover functional user support, corrective and preventative maintenance, implementation or upgrades of software. Our industrial applications maintenance centers, connected to each other through a worldwide network, have been built on a basis of a standard organizational framework and use a common production model. These service centers enable our clients to significantly cut costs thanks to our RightshoreTM solutions, while also increasing productivity due to automation and shared resources.
- *Infrastructure Management* (IM): this service allows our clients to outsource the operation of their IT systems to a partner capable of managing the increasing complexity that comes with such systems, streamlining them and undertaking to provide the agreed levels of user satisfaction. The subcategories of Infrastructure Management (IM) are Data Center Services (DCS), Desktop and Distributed Services (DDS), and Network Integration Services (NIS).
- *Business Process Outsourcing* (BPO): the delegation to an outside supplier of one or more processes, usually containing a strong IT element. The growing demand for BPO has led Capgemini to heavily increase its offering. The activity calls on three of the Group's core competencies (consulting, technology and outsourcing) and will represent a major vector for growth in the coming years. Functions currently suitable for BPO range from purchasing, accounting/finance and customer relationship management to payroll and human resources management. The Group's largest BPO centers operate in Poland, China, India and Australia.

With a 33% growth in revenues during 2005 (the exchange rate and scope remaining constant), contributing 38% to

the Group's total revenues, Outsourcing Services currently represents Capgemini's most important activity. It is also the area of our business which has grown most rapidly over the past two years. In fact, OS has carried off some very impressive contracts, such as the one signed with the London police department (the Metropolitan Police), in a deal worth €503 million, in December 2005, and with the Swansea Council (€91 million). These successes have served to strengthen Capgemini's current leading position in the UK market, Europe's largest when it comes to outsourcing. The contract signed with General Motors, in February 2006, also in the €500 million range, helped to bolster our activities in the United States.

Among the Group strengths is its ability to master a key phase in the outsourcing contract: transition. Over the past two years, Capgemini has achieved two significant transitions: the market's largest (HM Revenues and Customs – 2,800 people to transfer) and fastest (TXU – 2,400 people to transfer in six weeks and savings of over $200 million achieved in just nine months).

As things stand, OS has a client portfolio that is balanced both in terms of size and client type. At the other end of the spectrum from our major contracts (worth over €250 million), OS also won, for example, nineteen smaller contracts (worth between €10 and €50 million) during 2005 and made inroads into new sectors such as finance (contract with Zurich Financial Services). In addition, the opportunity to sign a deal with the Canadian manufacturer Bombardier enabled OS to expand its catalogue of services and to construct a specific offering, involving the production of technical documentation destined for high-tech manufacturing, such as the aeronautics, automobile, nuclear, and defense industries.

After two years of growth, which have enabled it to hoist itself into the leading pack of major, worldwide outsourcing suppliers, Capgemini has set its priorities for 2006: efficiency, streamlining, and improving the quality of its production processes.

2.4 The Local Professional Services (LPS) discipline: the strength of maintaining close customer relationships

This discipline is handled by the Group's subsidiary Sogeti, Capgemini's initial name. The division embodies the very model on which the company built its initial success, firmly rooted in both a keen sense of human values shared by all the division's employees and a proven organizational model: Sogeti is a constellation of small companies – referred to as agencies – spread across ten countries. Each of the 250 agencies is managed "entrepreneurially" but with clear profit objectives, and enjoys a high degree of autonomy in managing its projects. This particular organizational structure provides the flexibility and responsiveness required for Sogeti to grow in a highly competitive marketplace.

Local Professional Services, which accounts for 16% of Group revenues, offers a broad range of IT services designed for local professionals in all types of companies, built around three main activities:
- High Tech Consulting: scientific engineering, industrial and technical information technology, mechanical IT and the use of electronics in industrial R&D;
- Application Services: design, maintenance and evolution of its clients' application assets;
- Infrastructure Services: management and administration of technical services and networks, plus the management of IT production.

Sogeti's results in 2005 were excellent: 8% growth, and over 9% profitability – the best in the whole Group. As for its staff, Sogeti had attracted 4,120 new employees during 2005, forming an aggregate workforce of 15,147 people.

Through the acquisition of Transiciel in 2003, the added dimension of our engineering and scientific and technical R&D activities are growing strongly. Currently active in France with 2,500 employees, Sogeti aims to build the unit to a sufficient size in 2006 to put it among the top European operators in its field. Another area in which Sogeti is looking to strengthen itself is in applications testing. This activity, in which it is strongest in the Netherlands, will be progressively deployed to all countries during 2006. Sogeti also plans to bolster its operations in North America.

III – THE CAPGEMINI MARKETS

Sectors: guarantee of our business added value

Public sector decision maker, head of a leading energy or telecom company, information systems director for a automobile manufacturer or a major bank... their agendas all share two key priorities: organizational and systems transformation. However, while their objectives of powering change and gaining in competitiveness may be the same, each one has very unique requirements, demanding a perfect understanding of the shifts in their market, of the challenges faced in each specific sector, of our clients' own clients and competitors, of the latest marketing innova-

tions and industry trends, and so on. In addition to our professionalism, Capgemini's clients expect the discipline to bring real business added value. And that is precisely what the Group's sector teams do every day.

3.1 The Public Sector: in the process of modernizing their services

The governments of the European Union member countries are all currently facing similar problems. How can they make their administrations more efficient and cost-effective? Given the terrorist threat, how can they secure their borders and ensure the public's safety? As the population grows older every year, how can they deliver better healthcare, while keeping a handle on spending? Encouraged by the European Commission in Brussels, for which Capgemini has set up an "e-government" watchdog – with a study published in each of the past five years - today's leaders are asking themselves how can they make public services more accessible and the lives of their citizens easier?

Against this backdrop of profound transformation in central and local administrations, Capgemini contributes to the four main focuses of today's public sector: simplified tax collection and management; public safety, including areas such as people's identities and electronic border control systems; local and regional authorities, segments which are rapidly expanding and where there is great interest for shared service centers; and healthcare, including electronic patient records, a market in which Capgemini aims to serve as a true partner for all of Europe's major countries.

This particular area is showing strong growth within the group, as evidenced by the fact that its share of revenues rose from 20% in 2004 to 27% in 2005. It includes projects as complex as Copernic, at France's Ministry of Finance, where 200 Capgemini employees are working to implement the new technological know-how (SOA). Further projects – in the Netherlands, Denmark, and Norway – relate to the administration of the tax system or to the development of new systems for simplifying tax collection. Capgemini's pan-European dimension enables it to re-use certain solutions that have been developed in one country to help support another country's project since the problems they face are often quite similar.

The outsourcing contract signed in 2003 with HMRC, the British customs and revenues administrative body, illustrates a new phenomenon referred to as "up-selling" – namely tens of millions of euros worth of complementary services in addition to the initial contract. This contract rocketed Capgemini straight to the top in terms of public sector suppliers in the United Kingdom, the most dynamic country in the world when it comes to investment in this particular field. This position was further strengthened in 2005 when outsourcing contracts were signed with the London Metropolitan Police and the Swansea Council (Wales), subsequent to those signed with Westminster and Croydon.

Such vast transformation projects, each developed on a national scale, are certainly going to spread across Europe since the administrations of various countries have many initiatives that can be shared. Furthermore, the Group has offices in 19 of the 25 countries that currently make up the European Union and its strategy of proximity makes perfect sense when it comes to developing this type of rather sensitive project.

Lastly, in terms of new markets for this sector, Canada looks promising as do Australia and China.

3.2 The Energy and Utilities Sector: a hive of activity

This sector currently generates 15% of Group revenues. 2005 proved to be a particularly interesting year, marked mostly by an increase in the price of energy. This was due to the significant increase in demand from countries such as India and China, the natural disasters in North America, the political tension in oil-producing countries, a range of electricity supply problems, the difficulty of respecting the Kyoto protocol, and so on. The general context, which Capgemini has been monitoring since 2001 by publishing its global report on the energy market, has been further colored recently by regionally-specific considerations.

In Europe, the liberalization of the energy markets, a movement that the Group has been following since 2002 through a specific survey – Capgemini's watchdog now serving as an industry reference – and the need to define new investment strategies in production are the major themes of the moment. In the United States, the market is largely oriented towards infrastructure and network modernization. In Asia, and in particular in China, bringing energy supplies up to match the boom in economic activity is the hub of attention.

This is a favorable context for Capgemini's Energy and Utilities business which, with its in-depth understanding of these markets, is particularly well placed to support the players in this sector as they confront such complex issues. Capgemini now occupies the position of center stage, both in Europe – where the group is working with EDF, E.ON, Centrica, Endesa, Gaz de France, Gas Natural, Suez and

Veolia Environnement, to name but a few – and in North America where, during 2005, the Group rolled out a major outsourcing agreement signed with TXU and won new contracts in Canada with Hydro One and Ontario Power Generation.

The major challenges mentioned here are prompting companies active in this sector to take on profound transformations of their organizations and, therefore, of their information systems. They are also looking more and more to outsource certain functions such as IT, or certain processes such as those related to customer-relationships. At the same time, new market segments are developing, such as consulting on CO2 emission certification or the deployment and management of information systems connected to the new "smart" meters installed right at the users' sites (for which an alliance, called Smart Energy, has been formed between Capgemini, HP and Intel). And the outlook, as they say, is bright. During 2006, we are likely to see a wave of acquisitions within the Utilities segment, both in Europe and in the United States, generating new business for service providers such as Capgemini.

3.3 The Manufacturing, Retail & Distribution Sector: global challenges

Globalization, competitiveness and consolidation: these were the three factors which most characterized this sector during 2005 and which will most likely continue to do so in 2006. The sector accounted for 28% of Capgemini's total revenues during 2005.

With the arrival of new industry players from emerging countries (India, China etc.), globalization means playing by a whole new set of rules. 2005 also produced quite a few surprises from China, with the Chinese manufacturing company Lenovo's acquisition of IBM's hardware activities (PCs). Conversely, western groups such as Siemens, Alstom or Schneider Electric, a client of Capgemini in a far-reaching contract for transformational outsourcing, are placing significant emphasis on Asia and Eastern Europe as they seek to achieve growth. General Electric, the American conglomerate, considers that, in the next ten years, 60% of its growth will arise from the emerging countries.

As a result of this trend towards globalization, the established players need to accelerate their transformation in order to remain competitive. Due to its considerable sector knowledge (as evidenced by worldwide logistics or automotive studies), Capgemini can deliver added value to its clients. In addition, specific RFID (Radio Frequency Identification) expertise and mobility have enabled Capgemini to provide retailers with the solutions they are seeking for sales outlets and back-office systems in order to help them to reduce costs or, even better, to improve growth.

On the other hand, car manufacturers, for whom 2005 was a difficult year, are continuing with their programs of cost reduction, reorganization, improvements in logistics and reinforcement of their collaboration with suppliers. Having won a transformational outsourcing contract early in the year for General Motors, Capgemini – having been selected as strategic partner - once again demonstrates that it is at the very heart of this movement.

This sector - and the industrial world in general - are the most advanced in their use of outsourcing, shared service centers and BPO (Business Process Outsourcing). Hence, the Canadian manufacturer Bombardier entrusted Capgemini with the BPO of its publishing and technical documentation, a first in the world of aeronautics.

3.4 The Financial Services Sector: an activity on the upswing

In the world of banking, 2005 was marked by the announcement of a number of mergers. These deals were seen as major events in Europe, where retail banking remains a highly regulated industry, organized along national lines and dominated in each country by local players, as demonstrated by the World Retail Banking Report.

The financial capabilities of certain banks enable them to consider acquisitions. Future marketplace consolidation will be extremely important for the Group, which is closely monitoring its movements because each merger can bring major transformation projects and information system overhauls. Furthermore, Capgemini has made significant investments in BPO (Business Process Outsourcing) in response to the growing needs of financial institutions in the area of cost variability. The Group has just signed a multi-year BPO contract with Zurich Financial Services, one of the world's largest insurance companies, to take over part of its financial and accounting functions. And new developments are on the horizon for a 'core business' BPO in the area of credit and mortgage loans, in particular.

More broadly, banking and financial institutions are investing in their IT systems after several years of spending freezes, following the transition into year 2000 and the transformations connected with the euro. According to analysts at Forrester Research, financial institutions will be investing approximately 50 billion euros in their IT platforms over the next 7 years.

In fact, the requirement for banks to increase their revenue per customer is leading them to redesign their marketing systems and to streamline their branch networks.

Furthermore, compliance with regulatory constraints such as Basel-II, Sarbanes-Oxley for American companies and their subsidiaries, and IAS-IFRS (International Accounting Standards/ International Financial Reporting Standards) norms, is accounting for 30% to 40% of all new IT investments in this sector. Finally, the prospect, from Brussels, of a homogenization of the payment systems across the European Union is leading banks to re-think their strategies to make sure they are not hit too hard by the ensuing decrease in revenues, which could be as much as 30%, or even 60%, depending on the scenario (see Capgemini's *World Payments Report*). The financial services sector accounts for 12% of aggregate Group revenues.

3.5 The Telecommunications, Media & Entertainment (TME) Sector: consolidation and broadband are driving the market

On both sides of the Atlantic, the merger trend among telecom operators continues, unabated. In the United States, two flagship deals in 2005 served to accelerate the process of concentration in a market which, 21 years earlier, had witnessed the break-up of a once monopolistic system: SBC Communications' takeover of AT&T Corp (to form AT&T Inc.) and Verizon's purchase of MCI. And for 2006, AT&T has announced its acquisition of BellSouth, one of the last regional operators still existing as an independent company.

In Europe, France Telecom completed a major acquisition deal last year with its takeover of the Spanish company Amena, giving it a significant scale with a cohesive portfolio of voice/data/video services. Already in 2006, Telefonica has taken control of the mobile phone operator O2. Other deals may well follow, motivated by a race for growth, the need to invest in fiber-optic networks and the ever greater integration of broadband, voice and mobile service offers. Capgemini has had people working with most of the leading telecom operators worldwide for several decades now. The Group has supported them through their various transformations so this makes it a natural partner when it comes to both mergers and their consequences both in terms of organization and system changes and of technological innovations, with their new services to deploy. This sector accounts for 11% of Group revenues, 80% of which comes from telecommunications alone.

2005 was marked by an increase in the number of projects and the level of investment, operators having readjusted their finances after the three years of recession that followed the bursting of the 'Telecom bubble' in 2001.

There is no shortage of challenges in this area either. In standard telephony, for example, the growth of voice traffic over the Internet and the emergence of television via ADSL are set to profoundly change companies' traditional business models. Then, in terms of mobile phones, the arrival of virtual operators and the decline in subscriber growth rates are leading to a major upheaval among the players in this segment. Operators are going to need information systems but they are also going to need extremely flexible organizations that will enable them to rapidly come to terms with the various upheavals that the market is now seeing and will continue to see in the future. The Group's sector expertise and technological capabilities, notably in terms of Service-Oriented Architectures (SOA) already enable to contribute the added value that our customers expect.

Finally, in addition to the telecommunications sector, Capgemini signed major deals in 2005 with European and North American operators in the Media & Entertainment segments – the latter increasingly converging with Telecommunications – in the areas of content management, royalties and copyright management, outsourcing of audience measurement and the distribution of digital content.

IV – GEOGRAPHIC ORGANIZATION AND MAIN GROUP SUBSIDIARIES

The Group is established in some thirty countries, with a strong presence in the United Kingdom (accounting for 25% of revenues in 2005), in France (the Group's historical market, generating 24% of 2005 revenues), North America (20%), and Benelux (14%). These areas together account for 80% of overall revenues.

The Group performs its business activities through 108 consolidated subsidiaries as listed in note 30 ("List of consolidated companies by country") to the consolidated financial statements at December 31, 2005. These subsidiaries are located in eight geographic areas, whose relative contributions to Group consolidated revenues in 2004 and 2005 are illustrated in the diagram set out below.


35
30
25
20
15
10
5
0
2004
2005
22%
20%
20%
25%
6%
6%
14%
14%
8%
6%
24%
24%
5%
4%
1%
1%
North America
UK/Ireland
Nordic countries
Benelux
Central Europe
France
Southern Europe
Asia Pacific

In addition to these operating subsidiaries, Cap Gemini S.A. also holds 100% of the capital of three other entities:

- two non-trading real estate companies, one of which owns the premises of the registered offices in the Place de l'Etoile in Paris, and the other, the office buildings located in Grenoble;
- a limited liability company providing the premises, via a real estate leasing contract, for the Group's new University, an international training center located in Gouvieux, 40 km (25 miles) north of Paris, which opened at the beginning of 2003.

With regard to the Sogeti-Transiciel subsidiary, as of April 7, 2005, and in agreement with the management of the Capgemini Group, Transiciel's founder, Georges Cohen, is no longer serving as head of Sogeti-Transiciel. He has been replaced by Luc-François Salvador. This departure took place following the successful integration period of the two companies. All commitments undertaken at the time of the acquisition, including those related to the second stock-offering option, remain unchanged.

The parent company, Cap Gemini S.A., defines the strategic objectives for the Group via its Board of Directors, and ensures their implementation. In its role as a shareholder, Cap Gemini S.A. contributes, in particular, to the financing of its subsidiaries, either in the form of equity or loans, or by providing security and guarantees. Finally, it allows its subsidiaries to use the trademarks and methodologies that it owns, notably "Deliver", and receives royalties in this respect.

Simplified organization chart for the Group

The Group is composed of six main operating units (Strategic Business Units, or SBUs):

- four geographical units: North America, Northern Europe & Asia-Pacific – France – Central & Southern Europe;
- two units for specific disciplines: firstly, the Outsourcing SBU which performs its business activities on a worldwide basis and secondly, the Local Professional Services unit.



Outsourcing (operating divisions)
Local Professional Services (operating subsidiaries) Sogeti
Cap Gemini S.A.
North America
100%
Capgemini North America Inc.
United States
Canada
Mexico
United States
Canada
United States
Capgemini N.V.
Netherlands
Belgium
Luxembourg
Netherlands
Belgium
Netherlands
Belgium
Luxembourg
CGS Holdings Ltd. (UK)
UK
Ireland
UK
UK
Capgemini AB (Sweden)
Sweden
Denmark
Norway
Finland
Sweden
Northern Europe & Asia Pacific
100%
Capgemini Asia Pacific Pte Ltd.
Malaisia
China
Singapore
China
Capgemini Australia Pty Ltd.
Australia
Capgemini Consulting India Pvt Ltd.
France
100%
Capgemini France S.A.S.
Capgemini Telecom & Media S.A.S.
France
France
Capgemini Deutschland Holding GmbH
Germany
Germany
Capgemini Suisse S.A.
Switzerland
Switzerland
Capgemini Consulting Osterreich AG
Central & Southern Europe
100%
Capgemini Polska Sp z.o.o.
Poland
Capgemini Italia S.p.A.
Capgemini España S.L.
Spain
Capgemini Portugal S.p.A.

V - THE GROUP'S INVESTMENT POLICY

The Group has sufficient critical mass to operate efficiently in its disciplines, geographic areas and market segments.
A return to profitability and a constantly improving financial structure enable the Group to envisage boosting growth by investing in skills and capacity.
Targeted acquisitions may take place in 2006 in order to achieve the following objectives:
- backing the Group's RightShore™ strategy via the acquisition of production capacity in areas offering high technical quality and competitive costs;
- expanding the Group's territorial coverage, particularly in European countries where Group market share is not representative of its global size;
- increasing technical skills as well as innovation in specific high added-value fields within its client offering.

The Group will pay special attention to ensuring that these targets do not compromise its financial structure or future financial ratings, and that they all contribute to achieving its growth and profitability targets.

With regard to technology services, the growing industrialization of production will lead the Group to produce an ever-increasing proportion of services within its applications development centers. These will be specialized, in terms of service offering or technologies, and the Group will choose their locations based on factors such as the level of qualifications and the cost of IT professionals and technicians employed. In this respect, the Group may need to increase its production capacity in Asia and Eastern Europe in the coming years.

As part of the Group's systematic performance review of its business portfolio, and in parallel with this capacity development policy, the Group could decide to press ahead with the disposal of non-strategic businesses or activities that are not consistent with its profitability requirements.

VI – CORPORATE RESPONSIBILITY, SUSTAINABILITY AND SOCIAL STEWARDSHIP

6.1 Corporate Responsibility and Social Stewardship at the heart of the Group

Corporate Responsibility and Social Stewardship have been integral to Capgemini since its inception in 1967. At the heart of the company, the Group's seven values set the underlying context for Capgemini as a socially responsible organization. These values are the behavioral rules that every member of the Capgemini group is expected to follow.

- The first is **Honesty**, meaning loyalty, integrity, uprightness, a complete refusal to use any underhanded method to help win business or gain any kind of advantage. Neither growth nor profit nor independence has any real worth unless won through complete honesty and probity. Everyone in the Group should know that any lack of openness and integrity in business dealings will be penalized immediately upon it being proved.
- **Boldness**, which implies a flair for entrepreneurship and a desire to take considered risks and show commitment (naturally linked to a firm determination to uphold one's commitments). This is the very soul of competitiveness: firmness in making decisions or in forcing their implementation, an acceptance to periodically challenge one's orientations and the status quo. Boldness also needs to be combined with a certain level of prudence and a particular clear sightedness, without which a bold manager could become reckless.
- **Trust**, meaning the willingness to empower both individuals and teams; to have decisions made as close as possible to the point where they will be put into practice. Trust also means favoring open-mindedness as well as wide-spread idea and information sharing.
- **Freedom**, which means independence in thought, judgment and deeds, and entrepreneurial spirit and creativity. It also means tolerance, respect for others, for different cultures and customs: an essential quality in an international group.
- **Solidarity/Team Spirit**, meaning friendship, fidelity, generosity, fairness in sharing the benefits of collective work; accepting responsibilities and an instinctive willingness to support common efforts when the storm is raging.
- **Modesty**, that is simplicity, the very opposite of affectation, pretension, pomposity, arrogance and boastfulness. Simplicity does not imply naivety; it is more about being discreet, showing natural modesty, common sense, being attentive to others and taking the trouble to be understood by them. It is about being frank in work relationships, loosening up, and having a sense of humor.
- **Fun**, finally, means feeling good about being part of the Group or one's team, feeling proud of what one does, feeling a sense of accomplishment in the search for better quality and greater efficiency, feeling part of a challenging project.

6.2 Fundamental Group objectives

As a standard-setting IT service provider, the Group's fundamental commitment is to deliver measurable and sustainable results to its clients by bringing together expertise in business, consulting, technology and operational skills into truly integrated services.
Throughout its history, the Group's stakeholders have accompanied and encouraged its development. The Group's principal objective has therefore been to allow clients and employees to benefit from its expertise through sustainable

and profitable growth, enabling a proper return on shareholders' investment.

The **profitability** of the businesses is the main lever to attain a superior **return on investment**. This profitability – which is the only truly objective measure of performance of operational units – must in turn pave the way for new developments.

Profitability must be accompanied by a controlled **growth** in revenues so that the Group remains one of the world leaders in an increasingly consolidated market and continues to attract the best talents, and to best serve its clients and partners.

This growth is also instrumental in enabling each **employee** to see an evolution or increase in his/her responsibilities, skills and capabilities and to benefit on a professional level from the Group's development.

The Group's final fundamental objective is **excellence**. It is top quality work, at all levels and at all times, that enables Capgemini to promise its clients a degree of satisfaction in line with their expectations. This client satisfaction is in turn the engine that spurs growth and profitability in order to secure the independence, leadership and staying power of the Group.

These objectives can only be achieved by acting as a socially responsible organization committed to the long term sustainability of the communities and environments in which the Group operates.

6.2.1 Building on long-standing practices

Being a socially responsible organization means upholding a body of values, standards and commitments both internally and externally – commitments which have played a major role throughout the Group's history and which evolve with market developments. They include:

- **respect for others, which is reflected in:**
  - the Group's values and code of ethics,
  - the fundamental principles that govern the Group's relationship with its employees (skills building, equal opportunities, effective communication, employee consultation and engagement, and health and safety in the workplace);
- professional enhancement, which incorporates:
  - career management,
  - personal development;
- **diversity policies and practices**
- **relations with the Group's external stakeholders**, notably clients, shareholders, suppliers, alliance partners and the communities in which the Group is a major employer.

The Group aims to uphold these standards as it addresses the following key business challenges:

- to meet client requirements and constantly incorporate the latest technology into the service offerings, while ensuring compliance with changes in legislation and corporate governance codes;
- to retain the appeal of the IT and management consulting industry. This entails continually sharpening the expertise of employees and enhancing their personal development via a collaborative approach that is in tune with the Group strategic orientations;
- to respect values and business ethics and to promote best practices throughout Capgemini, while complying with the regulatory requirements of each country in which the Group operates.

6.2.2 Tangible action

In 2003 the Group formalized its sustainability and social stewardship strategy by means of the "Corporate Social Responsibility (CSR)" strategy. CSR falls under the responsibility of the senior management and is coordinated by the Group's General Secretary.

The Group's actions and priorities in this area include:

- precise and regular measurement of compliance with fundamental Group rules on human relations;
- a clearly defined Code of Ethics that is published internally and externally;
- publication of the relationship expectations between the Group and its employees – the **People Charter**;
- increased focus on leadership development at all levels within the organization, including greater awareness of the role of the Group as a responsible corporate citizen in its local communities;
- training and upgrading skill-sets in line with technological developments and market demand;
- improvement of diversity at all levels within the organization;
- conscious-raising of the Group's purchase managers as regards ethical purchasing principles;
- definition of an environmental policy and indicators, and improvement of monitoring and reporting processes across the Group;
- increased Capgemini support and impact within the communities in which it operates.

Human rights and labor standards

The Group continues its support of the Global Compact launched in 1999 by the Secretary-General of the United Nations, which Capgemini joined in 2004. Member companies undertake to support and respect ten principles relating to human rights, the environment, labor rights and anti-corruption.

Furthermore, as a global organization, Capgemini recognizes that local customs and traditions may differ. The company respects local laws and customs while supporting international laws and regulations - in particular the International Labor Organization fundamental conventions on labor standards.

Group actions in 2005

The principles of Corporate Responsibility, Sustainability and Social Stewardship in 2005 led the Group to place a

strong ongoing focus on diversity and to set core diversity criteria, which country operations are expected to track and measure. The Group has also set out to embed expectations of corporate responsibility more firmly into the supply chain; increase the Group's commitment to environmental initiatives; and more systematically build responsibility and sustainability expectations into the way we work with our clients. Action plans have been, and are being, shared with core communities within the Group e.g. procurement and travel management, and will be further progressed in 2006.

The Group's core global policies and principles manual (The Blue Book) has been updated to reflect expectations and growing focus in this area and these policies are also being built into our internal audit procedures.

Responsibility for realizing the Group's CSR aims is being increasingly formalized through an internal network of champions and experts. Many countries are now appointing a social responsibility lead to drive local action plans in line with the wider corporate goals. To further disseminate messages and drive focus within the wider organization, the Group has a knowledge portal to capture best practices and aid initiatives, an intranet site and local internal communications. Externally, a social responsibility section has been built into the corporate website and the Group continues to respond openly to CSR ratings agencies and CSR focussed investors.

2005 also saw the Group focusing on a set of specific human resources priorities. These included revitalizing recruitment; a strong focus on employee retention, development and engagement; developing the Capgemini leadership, management and talent pool; and increasing the focus on internal communications.

Underpinning all human resources initiatives is a set of HR Principles – standards that must be adhered to in all parts of the Group. HR audits now form part of the Group internal audit process. Particular focus is being given to exporting Capgemini's already-established HR practices to the rapidly developing regions of China, India and Poland, and ensuring that the same values and principles are enjoyed there by all employees.

The 2005 HR priorities were actively translated into a range of tangible achievements within the operating entities:

Revitalizing recruitment

- As a strong statement of the Group's values, commitment to its people and collaborative approach to its clients and employees, Capgemini published its People Charter both externally and internally. This sets out the Group's employment promise both to potential joiners and existing employees.
- Many countries have revitalized recruitment and taken further steps to recruit diversely. For example, recruitment partners have been re-advised of Capgemini's commitment to diversity and female managers are actively involved in female recruitment. Where possible, some regions are recruiting in the close neighbourhood in order to support a better work-life balance.

Retention and engagement

- Many countries have implemented initiatives focusing on employee **wellbeing** including work life balance programs, stress management, improvement of employee-manager relationships, retention and reward initiatives, and better working conditions for areas of the business that have typically put high demands on employee time, travel and commitment.
- The Group has a comprehensive approach to working with the International and National Works Councils, employee forums and representatives when developing policy and practice – and actively encourages **employee engagement**.
- All countries saw a sharp improvement in **employee satisfaction** through the annual employee survey – both in the Employer of Choices Index (a summary indicator of employees' commitment and satisfaction) and in the majority of individual questions.
- The Group's University continues to stamp its mark at the heart of our development culture, in particular:
  - increasing the focus on **leadership development**;
  - increasing the impact and reach of the University on our people, linking them strongly to **Group priorities** through specially orchestrated weeks (Business Priority Weeks) with mixed communities and programs;
  - including **diversity and social responsibility** topics in global programs;
  - encouraging all new employees in the Consulting Services discipline to attend global Consulting Skills Workshops to reinforce their knowledge, thereby producing consistent expertise and enabling to build international co-operation and understanding from the start of their careers in the Group.
- A new and improved version of the "MyLearning" online Learning Management system was introduced in 2005. Through Group deals, the number of e-learning modules covering business, IT and soft skills has increased to over 1500. Employees also now have online access to over 10,000 books relevant to their profession and clients' industries.
- To meet clients' business needs and to support individuals' desires for professional development abroad, Capgemini continues to provide opportunities for people to develop their careers internationally. Specific **global mobility initiatives** supported in 2005 include an exchange program between France and India for managers and engagement managers and an initiative in Northern Europe and Asia Pacific (NEA) to encourage employees in Consulting and Technology Services to work cross borders. This includes having open resourcing across regions, a portal posting global assignment opportunities and incentives for managers to resource globally. NEA also launched a

Graduate Mobility scheme allowing graduates to job-swap every 6 months between countries.
- Working with local communities is actively encouraged - funding and skills being provided – in recognition of our impact as a major employer in those communities.

Leadership and management

In order to ensure that company develops and retains a pool of talent for the ongoing leadership and management of the Group, all Strategic Business Units have enhanced the focus on **Talent Management Programs**. Actions have included sending people on specific leadership development programs at the Group University, setting strategic assignments, or allocating executive mentors or coaches.

Communications

2005 saw a real focus on internal communications to keep employees connected with Group developments, to create a sense of belonging and drive re-use and efficiency of the Capgemini processes for purposes of winning and delivering business. In particular, a range of communications around "diversity" continued to keep this topic to the fore.

Country Initiatives in 2005

All of Capgemini's country operations were encouraged to take actions to support the following:
- to increase or revitalize their community involvement;
- to focus on initiatives with an impact on employee retention and engagement;
- to increase diversity in the workforce; and
- to focus on learning and development or re-skilling programs where appropriate.

The following are some examples of country actions.

UK & Ireland (UK&I)

Within the community

2005 saw the UK&I business actively involved in community support - engaging with communities and clients, supporting charities and education and taking part in community activities as part of day to day business, including for example the Graduate Development Programs with many of our Outsourcing clients.

For example, Telford in the British Midlands is home to Capgemini's largest client work - the ASPIRE project. With over 2,500 employees in Telford (on both ASPIRE & Schneider Electric), Capgemini is the largest private employer in the region.

Capgemini has taken an active role in the local community, with an early sponsorship of the local football club AFC Telford United, which had been facing financial difficulties. Since July 2004, the company has helped turn around the fortunes of the football club, created opportunities for coaching for youngsters and been part of developing a new Learning centre.

Capgemini has also forged a strong partnership with the local college to develop new work experience programs and the area's first IT Foundation Degree.

The attractiveness of Capgemini as a local employer was seen in December 2005 when more than three times the expected applicants attended one of the company's recruitment fairs.

The UK&I business helped invigorate funding for part of the Prince's Trust, the UK's leading charity for young people. 40 colleagues also undertook tough challenges to raise £115,000 (€166,000) for the Trust. The UK&I continues to support education with programs like Time to Read and Head Teacher mentoring. Also, after the Tsunami disaster, colleagues raised £117,000 (€169,000) to pay for the reconstruction of a primary school in Indonesia.

Retention and engagement

2005 saw ongoing improvements to the work-life balance including a new stress management policy and greater flexibility added into the Work-Life Balance policy and initiatives to encourage a healthier life-style. The Consulting Services "Revitalization" program included many initiatives to re-energize the business including ones to improve working conditions for employees and to further develop capabilities. Employee satisfaction levels remain high and an area of continued focus.

Diversity

In 2005 the Diversity Champions network continued to engage the business and employees to spread good practice. The UK&I consulting practice strongly focused on diversity through increased recruitment and focus on retention. The graduate recruitment programs for Consulting and Technology also succeeded in recruiting a very balanced and diverse mix. To encourage role modeling and the mentoring of younger talent, a senior women's network was established. The company was also profiled for commitment to diversity by Race for Opportunity – a non-profit organization promoting diversity.

Learning & development

To increase learning opportunities whilst minimizing travel costs, the UK Learning and Development team took to the road and delivered some 400 in-house lunchtime training events in 15 different locations with over 3,300 people attending – all over and above the UK&I's normal training programs. Keeping up the focus on people development, the company also implemented an internal People Management Certification Program and the ASPIRE business set up a specific Modern Apprenticeship Scheme. The UK&I also continues to support re-skilling. For example, in one area of the Outsourcing business alone, over 330 individuals were re-skilled.

France

Employee Survey results saw impressive improvement in 2005, rising very close to the high levels of confidence and

satisfaction seen in 1999. In particular, both confidence in the company, market and management, and overall personal satisfaction were improved.
Through its nationwide coverage Capgemini contributes to maintaining and developing very much looked-for improvements in working conditions for many by achieving a better balance between Paris-based and regional-based employment through having delivery and administrative centres in the different regions rather than in Paris.
Learning and development modules focus on helping employees in their work-life balance, covering issues such as 'stress and vitality', 'conflict prevention' and health.

Sogeti in France has set up its own business school dedicated to deliver long-term training programs. Newly recruited graduates are given a comprehensive set of courses, including specific skills aligned with the main service offering portfolio such as Software Control and Testing and Infrastructure Management practice. The business school also delivers retraining programs for people who need to be re-skilled according to major market shifts. For example, software developers specialized in mainframe or client/server technologies are moved to software development in Java, .net environment whereas system administrators are moved from legacy systems onto open architectures. These programs last more than 4 months, the objective being to reposition professionals on new trends where their experience and knowledge make sense in terms of new market demands. The training programs are based on several modules in order to reinforce the "soft skills" and behaviour competences, methods, know-how and best practices skills as well as the new technology skills. The modules are grouped together in an educational, logical sequence according to the future role these professionals will undertake. By the end of their courses, attendees have to put their knowledge into practice through a state of the art simulated project. To finish their courses, the professionals present their new competencies to their peers in order to demonstrate that they have assimilated this new knowledge and are ready to be assigned to new roles.
More than 200 graduates have joined Sogeti and more than 200 employees have been retrained through these programs.

Diversity
Capgemini France has been actively involved in promoting higher education programs for disabled persons to help them to acquire proper qualifications for entering the job market. The company has also been rolling out a training and awareness program, for managers in charge of recruitment, in order to promote further diversity through recruitment. All employees involved in recruitment must uphold French law which states that the sole recruitment criteria is an applicant's competence.

Learning and development
2005 saw the roll out of "GPEC" (Employment and Competency Forecast Process). This estimates the necessary evolution in skills for staff, roles and competencies, between "as-is" and "3 years to-be", under certain assumptions as regards market changes and mid-term company strategy. Its aim is to allow the company to build plans for re-skilling, training, promotion and recruitment. A large investment in L&D (on average five times the legal requirement) is to be carried out as a consequence of this initiative.
The "Espace Carrière Mobilité" (career and mobility assistance) enables every employee to seek help from counselors for personal projects, career choices and problem solving.

North America
In the community
The North America business has active local 'SCENE' teams that involve employees in educational, professional and charitable programs. In 2005, the company matched donations from employees on 3 major programs: the Tsunami, the hurricanes and the earthquakes.

Retention and engagement
The re-organization of the North American business to a more geographically-based business model allows the focus to be on working locally and being managed locally, showing a marked improvement in work-life balance. North America also introduced its People Manager Certification program to better develop leadership and people management competencies.
As a part of the North America recruitment revitalization a new program for previous Capgemini employees, called ReConnect, was launched. The alumni program has a comprehensive alumni website which includes:
- Searchable online alumni directory,
- People Spotlight,
- News and events,
- Alumni Resources,
- Thought Leadership.

Diversity
Building on an already broad base of diversity initiatives, an additional African American Affinity group was set up and recruitment has been focusing on increasing diversity.

Learning and development
North America led the way in updating their Learning Management System as part of a wider Group update. The system provides employees with learning maps and competency development maps and also tracks any learning modules that individuals should take.

China
Retention and engagement
To help support the growth of the business in China an almost completely new HR team was formed with mostly

Chinese team members. The team is rolling out Group people management standards to provide improved support in line with Group commitments to all employees. The remuneration policy has been reviewed, benchmarked and revised. The comprehensive internal communications program includes many new initiatives: a renewed intranet, regular weekly information to employees, increased awareness of Capgemini's principles and promotion of the use of the Group's global intranet 'Talent' to foster understanding and a sense of belonging to the wider Group.

Learning and development

2005 saw a strong focus on developing counseling principles and competencies. Along with consulting training and technology training, a series of management development programs have been run to improve management and leadership skills. Language training is provided; and the competency model has been improved.

India

In 2005, one of the HR managers in Capgemini India won the Young HR Professional of the Year Award at the Asia Pacific Human Resources Outsourcing Conference. She was chosen for demonstrating excellence in HR and showing courage in pushing the limits in her role in an organization competing in a global market. Her outstanding achievements were highly praised by a panel of leading HR Professionals and CEOs and demonstrate the importance given by Capgemini to the support and development of its people.

In the community

Following 3 days of flooding in Mumbai, colleagues from Capgemini India rallied support, sponsoring medical camps and providing equipment to affected schoolchildren. Around 750 employees also donated blood in on-site campaigns.
Internally, the business set up the Benevolent Fund to provide monetary assistance to employees and their families in times of distress e.g. for medical treatment.

Retention and engagement

All new employees take part in a 90-day integration into the company. This involves an initial 2-day induction followed by a "Flourish" session after 90 days to check how the employee is settling in and to solicit feedback. New hires are all allocated mentors to help the settling-in process.
In addition Capgemini India has a range of ongoing initiatives to enhance employee wellbeing and satisfaction. Awards are given for project-based high performance, outstanding achievements and delivery excellence. In 2005, employees and their families enjoyed two major get-togethers, including the celebration of Diwali, at company sites. 'Socio-zone' entertainment events are organized quarterly with the firm contributing 50% of the costs and social events are held every last Friday in the month. In 2005, 48 teams also enjoyed participating in the company cricket tournament.
Every first Friday in the month, the Mumbai and Bangalore facilities connect for 'Focus Friday' – a celebration of sales, delivery, productivity and growth successes.

Diversity

To improve the percentage of women in the workforce, a conscious decision was taken to recruit more women graduates. In 2005, 29% of new recruits were women. Shift working and remuneration were redefined, extending better benefits to employees, and a formal anti-sexual harassment policy is now operative.

Learning and development

Learning and development activities included technology re-skilling, specific certifications for outsourcing professionals, cross-functional modular training to develop general competencies and engagement management certification. A six-week training program was also conducted for graduate recruits.

The Netherlands

Retention and engagement

In 2005, the Netherlands company ranked in 3rd place out of 113 organizations in an external survey of employee satisfaction by Incompany 200. Differing from the top 2 companies by only 1000th of a point, Capgemini scored particularly well on motivation, autonomy, facilities, career opportunities, education and collegial structure.
A Colleague of the Year election program is run to visibly promote and reward high performance. Every quarter, each part of the business nominates an employee and at the end of the year, first, second and third place awards are publicized, with substantial financial rewards.
The Netherlands has implemented work-life balance workshops for working couples and working singles with children.

Diversity

The Netherlands diversity drive includes a Diversity Awareness Program and active participation in the Platform for Professional Women. The higher percentage of female sickness has been reduced and a female development program has been started as part of the overall talent development program.

Environmental award

In 2005, recycling organization Stichting Disposables Benelux awarded Capgemini Netherlands the Retour Award 2004 for recycling 90 percent of their plastic drinking cups. Stichting recycles cups into DVD/CD cases, or removable fronts for mobile phones. A cash prize of €1,000 was awarded, which Capgemini doubled. The money was given to a charity project to repair used tools and send them to developing countries.

Central and Southern Europe (Germany, Austria, Eastern European countries, Spain, Italy and Portugal)

Retention and engagement

A broad range of flexible work models helps to improve the work-life balance in the Central Europe region – a flexibility that is appreciated by employees and recognized by applicants. Employees are able to work part-time, take periods of time off work or work partially from home.

Central Europe has developed a High Potential Program and aims to foster a "feel good factor" through special benefits such as extra bonuses, ad hoc perks or social events with employees and their partners.

In Central Europe, the internal employee survey has shown marked and steady improvement in employee satisfaction since 2002 across the areas of work-life balance, culture and values, pride in being a Capgemini employee, diversity, support from management and personal development.

Since the beginning of 2006, to support the aspiration to be a more family-responsible company, the Spanish company has now included Childcare vouchers in their social benefits program.

Diversity

To improve the gender balance within the Central European workforce, preference is given to recruiting female candidates when other qualifications are equal. Some specific recruiting events for female candidates are under discussion whilst female managers are actively involved in the recruiting process, especially at job fairs.

In Spain in 2005 there was a strong focus on recruiting diversity and a separate diversity section on the intranet has been developed to improve understanding of the importance of diversity to Capgemini in Spain. Training and recruitment of handicapped people has been undertaken and an agreement will be signed in 2006 with the main handicapped association.

For 2006 the Spanish team will continue their focus on diversity including:

- active membership in an equal opportunities network,
- a diversity section on the external website.

Sweden

Diversity

In 2005, Sweden built on an already strong foundation of diversity championship. A focus on gender distribution means that Sweden now has a 32% ratio of female employees. A number of actions were implemented to achieve this result. In most parts of the Swedish business, candidates from minority groups (in most, but not all cases, female) are always considered in the reorganization or promotion of new managers. Female executives are encouraged to take part in mentor programs with male mentors to promote an understanding of the challenges faced by female leaders. Diversity is also included in leadership programs for first line leaders.

Retention and engagement

Sweden runs work-life balance seminars for all employees with a focus on managing stress. The company proactively seeks solutions that allow employees to work flexible hours or from home when needed – with client agreement. The company pays 25% of a broadband connection at home. The company pays 80% of the employee's salary (up to an agreed maximum) for parental leave to both men/women for 6 months. Employees with children aged between 0-8 years old may also choose to work part time (75%).

In the community

In 2005, Swedish colleagues donated €11,000 to the private medical charity Médecins sans Frontières – a Christmas initiative in lieu of staff gifts.

6.3 Human relations

6.3.1 Constantly growing headcount

Employee headcount trends over the past ten years reflect the investment cycles of the IT services and management consulting industry. The number of employees rose significantly towards the end of the 1990s, culminating in the acquisition of Ernst & Young's consulting businesses in 2000. This increase in turn reflected growth in the Group's operations, which was spurred by the increasing use of the Internet, the Year 2000 changeover and the switch to the euro. Over the following three years, the IT services and management consulting industries were hit by the fall-out from the bursting of the Internet bubble and a dismal economic environment generated by the effects of major international crises, particularly the terrorist attacks of September 11th and the Iraq war.

Following 2004, which saw an upturn in the number of employees, fueled particularly by two major outsourcing contracts (TXU and Aspire) resulting in the transfer of over 5,300 staff members, 2005 was a year of reinforcement. The pattern of renewed hiring that emerged in 2004 was significantly confirmed in 2005.

Year	Average headcount		End of year headcount	
	Number	Change	Number	Change
1995	20,477		22,079	
1996	23,934	16.9%	25,950	17.5%
1997	28,059	17.2%	31,094	19.8%
1998	34,606	23.3%	38,341	23.3%
1999	39,210	13.3%	39,626	3.4%
2000	50,249	28.2%	59,549	50.3%
2001	59,906	19.2%	57,760	-3.0%
2002	54,882	-8.4%	52,683	-8.8%
2003	49,805	-9.3%	55,576*	5.5%
2004	57,387	15.2%	59,324	6.7%
2005	59,734	4.1%	61,036	2.9%

* 48,304 excluding Transiciel, acquisition only effective as at december 31.

The impact of these staff transfers and the return to hiring led to a significant change in the geographic breakdown of personnel. Changes in headcount are summarized in the table below:

Year end	Headcount 2003	%	Headcount 2004	%	Headcount 2005	%
North America	7,914	14.2%	8,893	15.0%	6,351	10.4%
UK/Ireland	6,496	11.7%	8,534	14.4%	8,826	14.5%
Nordic Countries	3,672	6.6%	3,485	5.9%	3,429	5.6%
Benelux	8,540	15.4%	8,306	14.0%	8,613	14.1%
Central Europe	3,055	5.5%	3,390	5.7%	3,732	6.1%
France	18,442	33.2%	18,664	31.5%	19,866	32.5%
Southern Europe	5,404	9.7%	5,151	8.7%	5,591	9.2%
Asia-Pacific	2,053	3.7%	2,901	4.9%	4,628	7.6%
Total	**55,576**	**100%**	**59,324**	**100%**	**61,036**	**100%**

These movements reflect three main trends over the period:
- Increased use of Rightshore™ capabilities, which combine local resources close to the client with resources which may be located in specialized production centers based on a particular technology or service offering.
- Development of Local Professional Services, with a particularly strong focus on France and the Benelux countries.
- An upturn in business in the United States, which led to reorganization by region.

Following the trend begun in 2004, 2005 also saw very strong momentum in recruitment, with nearly 14,500 new hires. The upsurge in business in 2005 made it possible to implement "revitalization" programs, meaning that hiring mainly concerned young graduates, particularly in France, India, the United States, the United Kingdom, Spain and the Netherlands. All countries saw growth, but levels were particularly high in India with an expansion of nearly 83%, and at Sogeti which recruited 4,100 new employees.

At the same time, employee turnover – which measures the percentage of voluntary departures – continued to rise slightly in 2005, to 15.4% (from 14.1% in 2004), representing over 9,300 voluntary departures during the year. This trend reflects the upturn in the IT services market and the ensuing employee mobility. This turnover rate is carefully monitored on an ongoing basis and specific programs have been put in place to ensure that it remains in line with the rest of the industry. The rate differs depending on the business line and geographic area. In India, which is currently a high growth market for IT services, employee turnover fell by over 11% to settle currently below 20%.

The resource utilization rate, which measures the ratio of directly billable time to total working time (excluding vacation), has risen overall in 2005 in the Projects and Consulting businesses (Consulting, Technology - or Systems Integration & IT Applications Development - and Local Professional Services) and can be analyzed as follows:

Quarterly utilization rate	2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consulting Services	64.2	64.5	62.4	64.7	64.6	68.6	68.0	68.2
Technology Services	74.0	74.8	76.0	76.4	77.8	79.2	79.2	79.1
Local Professional Services	82.7	84.4	85.6	85.6	85.4	86.3	85.9	85.9

The utilization rate is not monitored for the Outsourcing business, for which it does not reflect changes in performance.

In order to fine-tune its assessment of the composition of its workforce, since 2003 the Group has been tracking a number of indicators for average length of service, average employee age and male/female ratio.

HEADCOUNT - SENIORITY: CHANGE 2003-2005



Dec 03
Dec 04
Dec 05
9.4%
14.3%
22.1%
18.5%
12.2%
15.2%
25.5%
25.8%
14.1%
27.3%
29.1%
30.8%
19.2%
18.6%
17.8%
<1 year
1-2 years
3-4 years
5-9 years
10 years and +

Changes in average seniority reflect the Group's hiring policy over the past few years. Following two years of very selective recruiting, the proportion of people with between one and two years' seniority had declined substantially. Renewed hiring in 2004 and 2005 then brought a sharp influx of employees with less than one year of seniority. In addition, seniority has been largely impacted by employee transfers following the winning of the TXU and Aspire projects, as the corresponding staff populations had high average seniority in the companies from which they were transferred. Added to the hiring freeze in 2000 to 2003, this had the effect of increasing the number of employees with over five years of seniority within the Group.

HEADCOUNT - BY AGE: CHANGE 2003-2005



Dec 03
Dec 04
Dec 05
3.2%
4.6%
6.5%
45.6%
44.7%
45.2%
32.8%
31.8%
30.4%
14.7%
14.9%
14.2%
3.8%
4.0%
3.7%
< 20-24 years
25-34 years
35-44years
45-54years
55 years and +

As in 2004, the average age of Group employees declined only very slightly, to 36.3 years. The renewed hiring of young graduates in 2004 and 2005 has led to a doubling of the proportion of employees under 25.

HEADCOUNT - MALE/FEMALE RATIO: CHANGE 2003-2005



Dec 03
Dec 04
Dec 05
73.5%
73.8%
74.9%
26.5%
26.2%
25.1%
Male
Female

The percentage of women employed edged down in 2005, as a larger proportion of women have left the Group than joined. Another explanatory factor is that the Group has expanded in countries such as India where there are fewer women in the workforce, and has developed in business lines such as Local Professional services and Outsourcing, where the ratio of women to men is also low.

6.3.2 Human capital – the Group's most important asset

As an intellectual service provider, the Group's main asset is its highly-qualified workforce. Employee motivation and intellectual resource management are key to the Group's success. The Group's approach to corporate responsibility and social stewardship is fundamentally focused on ensuring the development of a diverse range of experience and skills and promoting a culture of collaboration with the Group's various partners. In turn, this policy is firmly anchored in Capgemini's overall human resources strategy.

The People Charter - published in full on Capgemini's intranet and internet sites and summarized here - sets the foundation for the relationship between Capgemini and its employees.

Capgemini believes that every professional is key to the success and sustainability of the Group. As a result, the company offers an environment where all can progress and develop their skills, collaborate with diverse professionals, contribute to the Group business goals through varied assignments, sharing of knowledge, and enjoying a rewarding career.

Capgemini believes that the success of the business is grounded in the diverse work and life experiences of its people. Success is driven by the individual contributions of outstanding professionals who work together to create a Collaborative Business Experience with clients and deliver outstanding results.

Capgemini's collaboration principles include:

- combined client and Capgemini project teams: when the

client succeeds, Capgemini succeeds;

- open communications: active listening and an environment where all ideas and viewpoints are welcome;
- commitment to transfer knowledge and help clients become self-sufficient;
- client relationships based on trust and mutual respect: supporting honest interactions and endorsing constructive feedback;
- responsive and cooperative attitude: understanding the clients' business and needs; providing excellent service; delivering on promises.

Capgemini strives to offer all professionals a rewarding professional and personal life by providing interesting client assignments, challenging roles, shared knowledge, training and leadership development opportunities, state-of-the-art technology, rigorous delivery methods and certification programs, leading practices, and a collaborative work atmosphere.

The company believes in a two-way dialogue where employees' priorities are consideredwithin a collaborative process in order to define targets relating to management, performance and compensation.

Capgemini's commitment to its people

Capgemini aims to capture the hearts and minds of professionals around the world in a common and shared culture, through focused areas:

- applying the collaboration principles to the relationship between the professional and organization;
- respect for Capgemini's Corporate Social Responsibility and Sustainable Development engagements on diversity, social cohesion and ethical charter;
- a performance management process that considers employees for what they do and how they do it;
- career flexibility through clearly defined competency models and career tracks.
- learning and development opportunities to help people excel;
- recruiting and on-boarding with collaborative behavior;
- a team-focused environment rather than cliques and clans - where professionals can enhance their skills, share knowledge and enjoy a rewarding career;
- constant improvements and a willingness to discard the past when appropriate;
- encouragement of personal pride in collaborative achievements and acknowledgement of the equal value of all disciplines as assets for the Group.

6.3.3 Fundamental principles

The Group is committed to a number of fundamental principles that govern its relationships with its employees. These principles are that all employees:

- be given an annual performance appraisal, as well as the opportunity to discuss its content in an individual interview;
- are entitled to a personalized development plan;
- the help of a mentor with whom they can discuss their career path;
- be able to regularly voice their opinion through a survey on overall trends concerning the Group and on professional development;
- to be regularly informed by their managers and able to engage in dialogue concerning their assignments and work environment.

These principles are enshrined in Capgemini's performance management processes.

6.3.4 Personalized career management

The competency model

Employees' professional development is supported by a competency model which forms the basis for performance appraisal and personal career advancement. The model, rooted in shared values, is tailored to take into account the specific needs of each of the Group's businesses such as specific knowledge or expertise for each discipline.

Personal development and appraisal

One of the key challenges for a services company is to guarantee a consistent and transparent process of individual performance assessment; based on clearly defined and explained criteria. Such a framework ensures the professional development and promotion of all employees, because skills assessment is the best way of respecting equal opportunities.

For this purpose, the Group has a performance appraisal system based on regular evaluations generally conducted in relation to client projects and involving personal interviews with the employees. A mentoring system has been set up, in some businesses, to allow employees to benefit throughout their career from an outside view and career management advice from more experienced colleagues.

Mobility

Geographical mobility, whether within a country or internationally, is supported by the Group and is often requested by employees. To facilitate mobility within each country, intranet sites indicate available positions to give every opportunity for roles to be filled by existing employees prior to being advertised externally. Likewise, for professionals involved in overseas assignments or who are considering an international career, useful information can be found on company intranets together with relevant rules and procedures.

At the same time, in order to ensure the physical safety of its employees, travel to potentially high-risk countries is subject to strict rules and must be approved in advance. If trouble breaks out in a country where the Group's employees are present, Capgemini has set up a repatriation procedure with specific insurance cover in order to limit the risks faced by its people as far as possible.

6.3.5 Learning, a major priority

General learning policy

The value of a consulting and IT services company lies in the quality of its intellectual capital. In an industry characterized by rapid technological change and changing patterns of work, it is essential for employees to keep their knowledge and skills up-to-date in line with client and market needs. It enables them to leverage and to build on their knowledge, and gain rewarding professional experience. Personalized development plans are therefore designed at the time of the annual performance interview and reviewed at least once a year. Furthermore, operating units undertake a systematic and iterative review of both the capabilities required for their businesses and their portfolios of training offerings to keep apace with current and future market needs.

The fundamental strategy of competency development draws upon various approaches:

- standard training programs;
- mentoring systems;
- e-learning;
- on-line books;
- on-the job training;
- easily accessible databases for knowledge sharing;
- management of professional interest communities;
- forums and team rooms.

A culture of sharing and networks is vital to facilitate the relaying and use of knowledge, as well as innovation and collaboration.

Particular attention is paid to the training of executives, account managers and project leaders, as they play a key role in implementing the Group's strategy.

Considerable resources devoted to training

Resources are devoted to training both at Group level and locally. The Group has a learning management system called *MyLearning* which is open to all employees. It contains all Group programs and, for many regions, their local curricula. The underlying platform of MyLearning was refreshed in 2005 to give an enhanced learning experience and to improve available learning tools. The catalog of courses includes a range of training options to suit different learning styles including e-learning, on-line mentoring, test-preps, books, online examinations, language courses, live virtual training and meeting sessions, and classroom teaching. Classroom instruction is provided either at local training centers or within the Group University.

The Group University

The Group invested €96 million in a specialized Business Learning Forum called Les Fontaines – which opened in early 2003, reflecting how important training is to the Group. This is the home for the Group University and is an ideal platform for employee integration and networking.

The number of participants for the University's training programs in 2005 was the highest ever, delivering 20,191 participant days to 4,900 individuals with over 1,000 people attending courses in their local countries. This is a massive increase over the 2,470 participants in 2004. The overall quality and satisfaction rate for 2005 was 4.3 out of 5.

The University is structured into a number of schools aligned to the business. The Leadership Development School and the Business Development School are transversal and open to all discipline members. The Consulting School and Technology school are aligned to their respective disciplines. The Technology School is a key support for our internal certification programs for Engagement Managers, Architects, Software and Infrastructure Engineers.

The certification process

Internal certification

This in-house peer review process gets employees to appraise the competencies of colleagues based on precise and clearly identified criteria – experience gained, knowledge sharing, use of in-house tools and methods, mentoring and leadership.

The process has three objectives:

- to create strong and recognized professional-interest communities by sharing information, knowledge and skills in specific areas;
- to ensure a blended distribution and graduated progression of competencies, both for in-house needs and in relation to client service;
- to thereby create the win-win situation of ensuring a competitive edge for both the Group and the employee as well as increasing his or her "employability".

The Group has six main internal certifications for: Engagement Managers, Architects, Software Engineers, Infrastructure Engineers, Enterprise Applications Specialists and for People Managers.

At the end of 2005, 3,631 people had received certification at Group level (some 6% of the Group's total headcount), against 3,456 at the end of 2004.

External certification

The Group has a long-standing external certification policy and has enhanced this through online learning programs that provide the ability to study for external affiliation, including test preps and online mentoring.

In 2005, 3 Group employees were awarded the Microsoft Most Valuable Professionals (MVP) awards for outstanding contributions to Microsoft communities of experts. MVP status is awarded to the most active online community experts for their technical expertise, voluntary willingness to share their experiences, and their commitment to helping others realize their potential within Microsoft's technical and product communities.

Another Capgemini manager was awarded the Emeritus Member Award by BMC Remedy Products, the developer of a service management system used by the Outsourcing dis-

cipline. The award was given for his pivotal role in developing the relationship with this key partner and collaborating to ensure Remedy products meet not only the needs of Capgemini but also of the wider outsourcing market.

Capgemini Center Certification

At least 33 Capgemini centers including Accelerated Delivery Centers, Application Management Services Centers and Technical Excellence Centers now have some form of certification. For example, centers in France, the United Kingdom, Belgium, the Netherlands, Germany, Spain, Italy, the United States, Canada, the Nordic countries and India have ISO certifications including ISO 9001 / ISO 9001-2000. Many centers are also working on their CMM/CMMI® (Capability Maturity Model Integration) certification, specific to the applications development business. The Mumbai and Bangalore centers in India have obtained the highest CMM and CMMI® certification (Level 5), and 9 other centers across France, the Netherlands, Spain, Canada and the US have also achieved CMM/CMMI® (Level 3).

6.3.6 A firm commitment to dialog and communication

Bringing together 60,000 people in an ever-changing and highly competitive world and in a spirit of collaboration cannot be achieved without frequent and broad internal communications.

Capgemini believes effective communication is a precondition for an open and honest culture and for the involvement and engagement of employees. It is also essential for rolling out knowledge, sharing successes and creating a sense of belonging – to local teams and to the Group globally.

In 2005 Capgemini continued to focus on communications at the Group level. In particular:

- The Group intranet, Talent, updated with real-time news and information, enjoys over 15,000 visitors each month. Talent includes information, methods and tools concerning the Group and contains links to local sites, training sites and communities. There are over 5,000 subscribers to News Alert, and a Weekly Email Edition is sent to all Capgemini employees every Friday.
- 2005 saw a further increase in the number of global channels used for consistent communication with the introduction of weekly audio news "podcasts".
- Talent also runs a themed annual communications and award program, designed to recognize and reward people from all parts of the Group. In 2005 the theme was 'On the Move': employees were invited to identify an initiative which they believed had been key to getting things in Capgemini on the move after the market downturn.
- Newspapers and rich-media, produced by Group Communications, support communications at special events.
- A dedicated channel helps to develop the community and communication between the Group's principal operational leaders. "The Executive" series comprises a monthly newsletter, a calendar of events, a Who's Who and regular e-mail updates.
- In 2005 Capgemini held its first-ever all-staff Webchat, "Let's Talk On-line." For 90 minutes, the 4 members of the Office of the CEO answered questions from any of the 60,000 employees worldwide in five languages. Those unable to take part could send their questions in advance and all questions were answered.
- Electronic community tools such as 'Community Home Spaces', 'Team Rooms' and other forums continue to evolve to allow internal communities to debate on technical topics, rapidly share best practice and access Group tools and methodologies.
- The Group University consistently provides a vital platform for international communication and exchange.

Whilst the wealth of global communications initiatives provides cohesion and understanding within the Group, local communications teams, with help from human resources colleagues, play a vital role in supporting the corporate culture. Above all, communication is a daily management task, drawing on various local initiatives developed through newsletters, intranet sites, information meetings and formal or informal exchanges.

Communication at the heart of employee transfers

Maintaining the involvement and satisfaction of existing employees is only part of the communications challenge. Winning the hearts and minds of the many people who join the company each year as part of an outsourcing deal is equally vital to the success of any deal. In 2005, over 600 people joined Capgemini from Schneider Electric in 26 countries. Communication at all stages was of critical importance. Road shows in the countries, and joint meetings with strong support from Group management, were instruments of success. Websites were set up in several languages to cascade detail on each wave and how it would affect people. A celebration event marked each individual country transfer, with welcome booklets and induction sessions scheduled to ensure rapid integration.

Two-way communication and employee involvement

At the heart of the Capgemini's communications philosophy is a commitment to dialog. Whilst informal two-way dialogue is always encouraged, understanding the satisfaction levels of employees is also formally sought through the annual Group survey. Locally managed but globally consistent, the survey tracks a set of questions that remain basically identical over time enabling to monitor changes in satisfaction data and the impact of any corrective action taken. Employees are informed of the results of these satisfaction surveys.

Employee representation – a formal voice for employees

Capgemini also demonstrates its commitment to formal two-

way dialog through its approach to employee representation. The company upholds the laws of representation and recognizes the importance of constructive dialogue between employees and management in shaping key decisions affecting the running of the Group. In 2001 the International Works Council (IWC) was set up as the official representative body in the Group, meeting 4 times a year. It enables employee representatives to bring employee interests directly to the attention of Group management and in return to be informed directly by management of plans for the company and their impact on its employees.

Since 2004, Capgemini has gone beyond the dictates of European legislation and opened the IWC meetings up to members from non-European countries, including the Americas and India, creating a truly globally representative body.

In 2005 a working session on Capgemini's Corporate Social Responsibility was held with the IWC, generating widespread support and suggestions. The IWC also set up a dedicated intranet site to give all Group employees open access to IWC information.

At a local level the company also supports dialogue with unions or other employee representatives, within relevant bodies and through the processes provided for in local legislation, regulations and agreements.

In France, an Information Dissemination Agreement was signed in 2002 to define the terms and conditions for information to be issued to employees by the unions, Health and Safety Committee and other employee representatives via the Group's intranet. Similar practices also exist in other countries such as Spain and the United Kingdom.

The quality of dialogue with employee representatives is also vital during transitions of people into the Group. For example, in the Schneider Electric deal, contact with unions in each country was established at the earliest point in the cycle and this helped to set up specific legal arrangements to cope with discrepancies between pensions at Schneider Electric and Capgemini. In the UK the ASPIRE deal had over 80 complex employment items to be resolved before any transitions could be conducted. All 80 items were resolved with a group of employee representatives who met weekly with management.

6.3.7 Remuneration policy

The Group's remuneration policy is based on common principles, applied in a decentralized way and tailored to local job market conditions and regulations. The policy aims to:

- attract and retain top talent;
- reward performance with a remuneration model that is motivating yet flexible;
- be consistent with the Group's financial and operational targets:

When local rules permit, employees can select the components of their remuneration package from a predefined menu. This allows employees additional flexibility and enables them to reconcile their financial and personal situations in the best possible way.

Profit-sharing is provided to employees where applicable under local regulations in the country concerned.

The Vice Presidents and Senior Executives compensation schemes are overviewed and authorized at the Group level for both fixed salaries and variable compensation schemes. Non Vice President and Senior Executive compensation schemes are locally designed and managed but with Group approval on the principles.

6.3.8 Stock options

Stock options are granted on a regular basis in line with corporate governance recommendations. These grants are made selectively, with the aim of retaining those employees who have made exceptional contributions to sales, production, innovation or management, or to reward specific initiatives. They are therefore an exceptional reward for specific contributions and do not form part of the Group's general remuneration policy. The Board of Directors granted a certain number of options to 6,193 people under the fifth stock option plan, which was launched in May 2000 and expired in May 2005, and to 650 people under the sixth plan, launched in May 2005 and expiring in July 2008. Details of these grants have been provided each year in the Management Report presented at each Annual Shareholders' Meeting of Cap Gemini S.A. The number of options granted to Directors represents a very small percentage of the total number of options granted (less than 1.2%).

Detailed information concerning stock option plans and stock options granted by Cap Gemini S.A. to the ten non-director employees with the most stock options, as well as the options exercised by those employees is provided on pages 82 and 148 of this report.

6.3.9 Diversity, equal opportunity and working conditions

In all countries of operation, the Group complies with local labor legislation and international labor regulations.

In its relations with employees, Capgemini endeavors to guarantee equal opportunities for all, with no unlawful discrimination. Principles and values are applied in such a way as to promote diversity, the physical integrity of employees and a fair balance between work and private life. Capgemini is committed to ensuring that individuals are shown respect and that the work environment is free from bullying or harassment.

In line with the UN Global Compact and the growing importance of Corporate Social Responsibility, a formal diversity management project was launched in 2004 and built on in 2005.

The following are some of the many initiatives that have been rolled out as part of the project:

- a diversity charter describing the Group's commitments in this area was drafted and a diversity management section was added to the external website;

- the approach is also set out in the diversity section of the global intranet and serves as the framework for local policies. Group guidelines explain the reasons for implementing a diversity management policy and identify what can help or hinder it;
- an internal communications program was launched in 2004 to raise employee awareness of diversity. Based on the response levels and interest generated, the campaign was continued in 2005 and included a range of online articles spotlighting developments in different regions. Some regions have their own local diversity sites and diversity is also kept on the agenda at senior executive meetings;
- at Group level tracking is carried out, in compliance with applicable legislation, to better assess and understand the situation of women within the Group, such as the percentage of women in recruitments, departures, promotions and at the various levels within the reporting structure. At a local level in a number of countries, where allowed, tracking is carried out of specific diverse populations such as different cultural groups, age groups and people with disabilities;
- diversity performance indicators are also included in the HR audit run each year;
- many country operations have local action plans and local initiatives are coordinated to allow the sharing of knowledge and roll out of best practices;
- diversity is specifically addressed in the HR processes of recruitment, promotion, performance management and compensation. At entry level there is now well-balanced gender recruitment but more work is still required moving up the grades. Many regions have actions in place to target recruitment of a more diverse workforce on all dimensions;
- some regions including the Netherlands and Norway have developed initiatives to help develop female leadership including mentoring and coaching to encourage progression to senior management levels;
- the Group is also part of outside think-tanks and encourages the creation of in-house networks of people working to change the place of women in the corporate world and to lower barriers to women's professional advancement;
- networks of diversity champions are now active in many regions. As a measure of commitment, the businesses in India and in the UK have appointed diversity champions in non-HR line management positions.

The following represent a sampling of local good practices:

- Sweden has developed a diversity plan, involving tailored recruitment policies, a parental leave program and flexible working conditions for parents with children aged 8 and under, as well as the possibility of working from home;
- in the Netherlands, a protocol in favor of minority rights was signed with the government, with the aim of ensuring that any complaint motivated by discrimination or harassment be reviewed and examined by an independent committee. Capgemini Netherlands also launched three pilots to implement short term actions on gender diversity such as no selection without at least one female candidate, finding female role models and implementing a female development program;
- in India, the Group has set up a proactive diversity management policy that is non-discriminatory with regard to religion, caste, disability or geographical origin. Diversity sponsors have been appointed to act as contact persons in the field. Graduate recruitment has proactively targeted the recruitment of women to improve the female ratio;
- in 2003 Capgemini's subsidiary in the United Kingdom was named by the "Race for Opportunity" organization as one of the ten companies which made the most progress as regards respect for minorities. In 2005 they again identified Capgemini in the UK as a Best Practice Organization in the area of Diversity. Recently the UK has focused on recruiting new female vice presidents and executive consultants; reviewing real or perceived barriers to the development of a more diverse workforce; and encouraging networking and experience sharing;
- the UK also enables employees to update on-line their personal data with their ethnic origin or disability status. This makes it possible to constantly refine the statistical measurement of the employee population and, in the case of people suffering from disabilities, to work with them to improve their working conditions;
- North America has developed 'Lending Libraries' of language tapes, diversity training and other diversity-related materials. They also have special-interest networks that operate either on a national or local office basis. These networks allow individuals to share ideas and concerns. Established or forming groups include the African-American Affinity Group, the Gay/Lesbian/Bisexual/Transgender Affinity Group, the Hispanic Employee Network and the Professional Women's Network. Externally, Capgemini North America is also teaming up with minority-composed suppliers and helping to develop, implement and improve the effectiveness of supplier diversity programs;
- women's networks have been created in Belgium, Australia and the Netherlands, among others.

In terms of women's representation at the highest levels of responsibility, the situation was as follows as of December 31 2005:

PERCENTAGE OF WOMEN IN SENIOR POSITIONS BY OPERATING UNIT



25
20
15
10
5
0
22%
19%
16%
5%
8%
16%
20%
19%
10%
12%
14.9%
15.5%
15%
North America
UK / Ireland
Nordic Countries
Benelux
Central Europe
France
Southern Europe
Asia pacific
India
Holding
Total 2005
Total 2004
Total 2003

There are no Group-level initiatives for disabled employees. Local legislation on the subject is often contradictory from one country to another, making it difficult to create a consistent Group policy. There are, however, many local initiatives which the Group supports, as follows:

- in North America, Group companies pursue a policy of non-discrimination both during the recruitment process, and throughout a disabled employee's career, in accordance with the provisions of the Americans with Disabilities Act. This involves providing suitable working conditions and preserving the confidentiality of personal data;
- in France, the company has been negotiating a comprehensive agreement with trade unions to promote employment of disabled people. Two regions have seen the test launch of what is to be a national campaign to promote the hiring of persons with disabilities. Part of the apprenticeship tax refunds, which French companies are entitled to when they support specialized educational institutions, are being directed to vocational training programs for disabled students;
- in the United Kingdom, the diversity management policy also applies to disabled persons. The company has carried out substantial work with the UK 'Employers' Forum on Disability' to develop a best practice system for monitoring & supporting disability. As a result, the company was asked by the "Employers Forum on Disability" to sponsor their publication "Monitoring for Change: A practical Guide to monitoring disability in the workforce";
- India, Spain and Italy collect data on their disabled employees in order to provide specific assistance.

Health and Safety in the workplace

Health and Safety in the workplace is an important feature of human resources and facilities management. Fortunately, the Group's businesses do not involve high-risk activities. Health and Safety responsibilities are taken very seriously and the company has specific processes and measures in place. Capgemini also often works in collaboration with clients regarding their buildings and locations where staff may be working. In addition, areas of concern are regularly reviewed and preventative measures put in place.

6.4 The Group and its clients

The OTACE client satisfaction policy

The Group has developed a client relationship management process for its own use. The key indicator for success in client relations is known as OTACE reporting (On Time and Above Client Expectations). Clients are asked to indicate their main expectations from the Group's services based on a set of relevant indicators related to the type of service provided, the nature of the working relationship, knowledge sharing and qualitative factors. These indicators are documented and reviewed with the client then used to produce a rating on an agreed schedule (at least annual). The teams in charge of this program report to the Group Production Director.

Social responsibility within our clients

As issues of corporate social responsibility take on further prominence, the Group intends to increasingly take into account the CSR and sustainability impacts of any projects carried out with clients. Considerations will be embedded into the process of project assessment.

6.5 Supplier relations

Capgemini's business of providing intellectual services means that personnel costs account for almost two thirds of its expenses, while external purchases are mostly made up of rent, IT and telecommunications costs, as well as purchases of outside services (training, legal and auditing fees, recruitment or IT services).

Following the deployment of a new purchasing management software package, the Group formalized new procurement procedures that contain guidelines on the ethics of purchasing and the selection of suppliers. The Group's commitment to ethical procurement has also been strengthened in the Group policies and procedures manual "The Bluebook".

Capgemini is increasingly working with its clients' and alliances' procurement teams on joint approaches. For example, 2005 saw collaboration with a major UK client and their other key suppliers to determine how to work together to ensure corporate responsibility in the supply chains.

In 2005 Group appointed a Chief Procurement Officer whose role will include driving the ethics of procurement deeper into its supply chain operations including increased monitoring.

Key principles of ethical purchasing

By joining the United Nations Global Compact, the Group has undertaken to uphold 10 key principles of human rights, the environment, labor rights and anti-corruption. In Procurement this means Capgemini aims to work only with suppliers who have appropriate ethical policies in place and who are committed to respecting human rights. The Group's suppliers must comply at least with the following principles:

- no use of forced labor or child labor, and no discriminatory practices;
- freedom of association, and more generally compliance with applicable laws, including those relating to working conditions, health and safety, etc.

Capgemini's approach to procurement also involves:

- treating suppliers fairly, providing all of them with the same information about the company's requirements;
- selecting vendors based on value, performance and price (as a consideration). Selection decisions must be clear and auditable, justifiable to management and explainable to vendors;
- ensuring confidentiality of supplier information;
- maintaining an "arms length" relationship with suppliers;
- not taking advantage of mistakes made by suppliers.

In 2006 Capgemini will be looking to further embed the following principles into the selection of suppliers:

- wherever possible, expectations of Corporate Social Responsibility should be built into calls for tender and contracts with suppliers;
- procurement teams should develop appropriate methods of monitoring local suppliers for adherence to the above principles and levels of Corporate Social Responsibility;
- where appropriate, the impact on local communities should be considered when selecting suppliers (employment of women, ethnic minorities, focus on disability etc).

As far as possible, Capgemini also aims to undertake all procurement (real estate, equipment, business travel) in line with its Environmental policies and guidelines.

6.6 The Group and the environment

Environmental policy

Capgemini's industry is recognized as having a moderate impact on the environment due to the very nature of its operations. However, the Group is committed to ensuring that its services are delivered in a manner that is not detrimental to the environment nor to the health, safety and welfare of Capgemini employees; clients, customers and partners, nor to the general public with whom the company comes into contact. Environmental protection is a continuous process and the Group expects its employees, suppliers and contractors to ensure that the environmental impact of any activity, building or equipment is taken into consideration. At the end of 2005 the Group surveyed its subsidiaries on the nature of environmental policies, programs and indicators in place in each region plus specific actions taken; and staff training and awareness. The Group intends to then consolidate this baseline data and develop a comprehensive programme of improvements for all countries.

The key features of the current Group environmental policy are:

- compliance with local and international environmental legislation;

- taking environmental impact into account in Corporate Social Responsibility training programs and raising employee awareness of these issues;
- using, in Capgemini's sphere of influence, the best practices available in this area;
- setting up indicators to monitor progress.

The Group's environmental focus is on three key areas:

- real estate / facilities, energy and equipment;
- waste management (including reduction, reuse and recycling);
- business travel.

Real Estate

To understand Capgemini's environmental impact in the area of real estate, the company actively monitors power consumption, office space and the type of equipment used with a view to streamlining these areas wherever practicable.

Within the context of local legislation and real estate conditions, all parts of the business are increasingly expected to:

- streamline existing office space to the minimum required for headcount;
- monitor power consumption and where possible, optimize/reduce it (by effective servicing, appropriate temperature controls, identification of emissions / leaks, water-saving devices, use of energy-saving monitors, etc);
- adopt advanced energy-saving systems when opening new office buildings e.g. where possible:
  - using advanced heating and environmental controls to control the working environment,
  - using material from renewable resources, non-toxic materials and recyclable items,
  - installing internal noise suppression devices,
  - utilizing low energy and low water consumption planning;
- ensure that all buildings comply with appropriate local/international health & safety regulations;
- ensure that no toxic or hazardous materials are introduced into the workplace without workplace controls being in place;
- provide appropriate training for facilities managers in environmental compliance

Local country actions to date include:

- the UK is switching its energy supply to *Green Energy* in 2006, meaning that energy providers will procure energy generated under a 'combined heat and power' (CHP) scheme. CHP typically has dramatically improved electric efficiencies compared to separate heat and power and reduces traditional air pollutants and carbon dioxide associated with climate change. This can mean a 50% gain in overall efficiency, resulting in a 35% fuel saving for the generating company. An energy efficiency review is also underway;
- in the Netherlands, advanced energy-saving systems have been installed in new office buildings;
- in a number of countries, lighting is timed for automatic switch-off and sensor monitors are used for lighting in meeting rooms.

Equipment

In terms of the purchasing and management of equipment, where possible, and in accordance with local legislation, the business is expected to:

- take into account the environmental aspects of any new equipment being purchased;
- use low energy equipment;
- regularly maintain and clean equipment;
- ensure equipment in the working environment does not gives rise to unreasonable noise, dust or fumes or create a hazard to employees;
- undertake appropriate testing of electrical equipment.

Waste management

Capgemini aims to recycle waste materials as far as possible. For example by:

- providing recycling facilities for paper, aluminium, printer toners etc;
- environmentally disposing of or recycling IT and electronic equipment in accordance with local laws;
- using appropriately certified / licensed organizations to remove special waste (e.g. defective monitors or neon tubes).

The following is a sample of local country actions:

- in France, the default of photocopies has been set to double-sided printing to reduce paper waste;
- Australia has invested in latest printer technology to encourage scanning for electronic, rather than paper, filing;
- The Netherlands has installed new printing systems throughout their buildings which significantly reduce unnecessary printing;
- in the United States the company has set up processes for recycling IT equipment through approved vendors, who commit to disposing of equipment in accordance with EPA standards;
- in Central Europe, IT equipment is leased then environmentally recycled;
- in the UK new printer systems have significantly reduced the number of devices and allow for ongoing optimization. They have reduced the amount of power and toner consumed and provide for both toner and end of life machine recycling;
- The Netherlands was recently awarded the Retour Award 2004 for recycling 90 percent of their plastic drinking cups.

Business Travel

Group policy is to reduce the environmental impact of business travel as far as possible by traveling to face-to-face meetings only when essential. This is achieved by supporting

and improving:

- video/telephone conferencing and other collaborative working tools;
- virtual and flexible working.

Where possible, employees are expected to use public transport or, for example, special company bus services, in preference to private transport.

2005 saw a decrease in travel expenses per head of over 6%.

Local initiatives include:

- in the Dutch practice, employees are given a rail card as an incentive to use public transport instead of company cars;
- in the UK a number of sites have car share, site buses and bicycle racks and facilities. The travel and expenses policy also allows staff to claim mileage for use of a motorcycle or bicycle;
- in India, a Capgemini bus commuting system was set up for employees to reduce pollution from car exhausts;
- in Central Europe, employees are encouraged to car pool and to use diesel-run company cars or rental cars;
- in Sweden, train rather than air travel is encouraged wherever feasible.

Environmental indicators

In 2004 the Group first consolidated a set of data to better understand the environmental impact caused by Capgemini's power consumption, office space and the type of equipment used.

At the end of 2005, Capgemini had 383 sites covering just under 800,000 square meters. This represents a reduction in total surfaces by about 8% since 2004 while end of year employee numbers increased by 3%. Equating to fewer square meters per person, the company expects as a result to save some energy consumption (air conditioning, heating, etc). The buildings are mostly rented and many have been recently renovated with the majority being air-conditioned.

Whilst a survey was carried out on power consumption by Capgemini's sites, for many locations this information is included in overall maintenance charges and is not provided separately by the owner. Calculations for kWh per square meter are therefore estimates only, and based on survey returns for 56% of the total surface area of facilities, average out at 248.5 kWh per square meter.

A number of regions have started to record their paper consumption and based on survey returns for 62% of the surface area of facilities, an estimated annual average of around 16kg per person was used. Most regions actively recycle paper.

6.7 The Corporate Social Responsibility external offering

In 2005, the Group has been steadily developing its expertise in offering support and experience to clients in the complex issues of Corporate Social Responsibility. Differentiated from its competitors, since 2001 Capgemini's offering, "Becoming Sustainable", not only looks at the development of sustainable CSR strategies but also leads clients through the comprehensive process of implementation.

Capgemini's expertise includes:

- designing sustainable development strategies and supporting implementation;
- designing and deploying sustainable products;
- assessing necessary changes based on existing regulations or forecast changes;
- building reporting tools to better grasp what is at stake and monitor progress;
- tailoring risk-management policies;
- raising awareness of sustainable development through diagnostics and training.

In providing these services, the Group leverages:

- a strong local and international industry knowledge, providing in-depth understanding of the issues at play and of developments in value-creation models;
- a holistic approach to sustainable development issues, that includes the economic and financial dimension;
- a global network of experts – "The Capgemini Sustainability Community";
- active involvement in independent institutions, such as France's *Collège des Hautes Etudes de l'Environnement et du Développement Durable* and the *Centre de Recherche sur le Développement Durable* at the Reims Management School;
- experience in organizing events such as seminars and conferences.

  In 2005 Capgemini carried out very tangible assignments with its clients to create practical and implementable CSR improvements. Highlights include:

- helping the Purchasing Department of Renault-Nissan to define its sustainability strategy and run its environmental and social projects through the supply chain;
- defining and implementing a group-wide HSE (Hygiene, Security and Environment) and sustainability reporting tool for a multinational glass and construction materials company.

  2006 will see an increase of internal programs and client projects with CSR and sustainability benefits and will be reflected into Capgemini's main service offers where relevant.

VII – RISK ANALYSIS

7.1 Market risks

7.1.1 Counterparty risk

The financial assets which could potentially give rise to counterparty risk essentially consist of financial investments. These investments mainly comprise money market securi-

ties managed by leading financial institutions and, to a lesser degree, negotiable debt instruments issued by companies or financial institutions with a high credit rating from a recognized rating agency. There is therefore no significant counterparty risk for the Group on these short-term investments.

Moreover, in line with its policy for managing currency and interest rate risks (see below), Capgemini enters into hedging agreements with leading financial institutions; counterparty risk can therefore be deemed negligible.

7.1.2 Liquidity risk

The principal financial liabilities whose early repayment could expose the Group to liquidity risk are the two convertible bonds mentioned above (OCEANE 2003 and OCEANE 2005) and the E500 million multicurrency syndicated line of credit renewed on November 14, 2005 for five years. The OCEANE documentation contains the usual provisions relating to early repayment at the initiative of bondholders in the event of pre-defined occurrences. The documentation relating to the syndicated line of credit stipulates, in addition to the usual early repayment events in this type of agreement, the obligation for Cap Gemini to comply with certain financial ratios. This obligation had been complied with as of December 31, 2005.

It is also stipulated that a change in the credit rating attributed to Capgemini by Standard & Poor's would not affect the availability of these sources of financing and would therefore not expose the Group to liquidity risk. However, the cost of financing of the syndicated line of credit could be increased or decreased.

7.1.3 Interest rate risk

Cap Gemini's exposure to interest rate risk can be analyzed in terms of (i) its cash position: as of December 31, 2005 the Group had €2,136 million in liquid assets invested at market rates compared to gross borrowing of €1,232 million and (ii) the Group's conservative policy with respect to management of interest rate risk: the uncapped variable portion of gross borrowing represented only 7% (capped and uncapped variable rate debt combined accounted for 41% of the total). As a consequence, an increase in interest rates would have a negligible (and possibly positive) impact on Capgemini's net finance costs. Conversely, a low interest rate environment (below 2%) would expose the Group to an increase in its net finance costs.

7.1.4 Currency risk

Capgemini's exposure to currency risk is low due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Capgemini to currency risk with respect to a portion of its delivery costs. The amounts in question are still relatively immaterial but given that this trend is set to increase in the future, Capgemini has already defined and implemented a global policy to minimize exposure to exchange rate fluctuations and to manage the resulting risk, particularly through systematic hedging of the corresponding intercompany flows. These hedges mainly take the form of forward purchases and sales of currency.

7.1.5 Financial instruments

Financial instruments are used in particular to hedge interest rate and currency risks. All hedging positions relate to existing assets or liabilities and/or business or financial transactions. Gains and losses on financial instruments – designated as hedges - are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by banks.

7.1.6 Legal risks

The Group's activities are not regulated and consequently do not require any specific legal, administrative or regulatory authorization.

In the case of some services, such as outsourcing or specific projects carried out for clients who are subject to specific regulations, the Group itself may be required to comply with those regulations.

The Group is not aware of any litigation or claims that are liable to have, or that have had in the last twelve months, a material impact on its operations, financial position or future prospects, other than those recognized in the financial statements or disclosed in the notes thereto.

7.2 Risks related to operations

Capgemini is a service-provider. The main risks to which the Group is exposed are (i) failure to deliver the services to which it has committed, or (ii) failure, especially in the case of fixed-price contracts, to deliver services within the contractual time-frame to the required level of quality and within the initial budget. Preventative and control procedures are in place, from initial commitment to final project acceptance by the client. Other risks not directly associated with project execution are less predictable.

Project Execution

Contracts are subject to a formal approval procedure prior to signature, involving a legal review and an assessment of the risks relating to the project and to the terms of execution. The authority level at which the contract is approved depends on the size, complexity and risk profile of the project. The Major Commitments Committee, which meets weekly if required, examines the most substantial commercial negotiations, proposals for strategic alliances, and contracts with specific risk exposures.

Capgemini has developed a unified set of methods known

as the "Deliver" methodology. Project managers are given specific training to develop their skills and acquire the appropriate level of certification for the complexity of projects under their charge. The Group also has a pro-active policy of seeking external certification (CCM, ISO, etc.) for its production sites.
Contract execution is monitored using established procedures throughout the life of the project, with a dedicated structure for monitoring complex projects. Expert teams track these complex projects, and may also intervene – at the request of the Group's Production and Quality department – on projects that are experiencing difficulties. Each project is subject to monthly financial controls, and the Internal Audit function checks that project management and control procedures are being properly applied.
Capgemini uses its own proprietary client relationship management process known as OTACE (On Time And Above Client Expectations). The partnership approach to client relations encouraged by the Collaborative Business Experience concept helps to resolve problems upfront.
These procedures and systems play an important part in identifying risks at the earliest possible stage, allowing preventive measures to be taken that will limit the impact both for clients and for Capgemini itself.

Employees
Capgemini's people are its main productive resource, and the Group attaches great importance to developing and maintaining its human capital. The Group's human resources functions operate performance assessment and staff retention programs.

Information system
Capgemini's operations have little dependency on its own information systems, which are managed via a predominantly decentralized structure. The Group is sensitized to the security of internal communication networks, and protects them via security rules and the use of firewalls; it also has an IT security policy. For some projects or clients, enhanced systems and network protection is provided on a contractually-agreed basis.

Clients
Capgemini serves a large client base, in a wide variety of sectors and countries. The Group's biggest clients are multinationals and public bodies. The largest client accounts for just under 12% of Group revenues, and is in the public sector, while the second-largest client accounts for just 3%. The top 10 clients collectively account for a little under 28% of revenues, and the top 30 for approximately 40%. The Group pays close attention to the billing and payment terms of each contract, with the Finance Department closely monitoring compliance with these terms.

Suppliers
Capgemini is dependent upon certain suppliers, especially in its systems integration business. Although alternative solutions are available for most software, the Group has forged alliances with a limited number of strategic suppliers. Agreements that provide for commissions or rebates are subject to strict rules, and clients are usually informed of their existence. Group-level agreements are subject to approval by the Major Commitments Committee.

Countries
Capgemini has permanent operations in approximately 30 countries. The bulk of its revenues are generated in Europe and North America, which are economically and politically stable. Strict approval criteria must be met before employees are sent to work in countries where there are no existing Group operations, and even stricter criteria must be met before the Group establishes operations in a new country.

7.3 Insurance

The Group Insurance Manager, who reports to the Chief Financial Officer, is responsible for all non-life insurance issues. Life insurance issues, which are closely related to employee compensation packages, are managed by the human resources function in each country.

Group policy is to adjust insurance coverage to the replacement value of insured assets, or in the case of liability insurance to an estimate of specific, reasonably foreseeable risks in the sector in which it operates. Excess levels are set so as to encourage operational unit managers to commit to risk prevention and out-of-court settlement of claims, without exposing the Group as a whole to significant financial risk.

General civil and professional liability
This type of coverage, which is very important to clients, is contracted and managed centrally at Group level. Cap Gemini S.A. and all subsidiaries over which it exercises direct or indirect control of more than 50% are insured against the financial consequences of general civil or professional liability arising from their activities, under an integrated global program involving a range of lines contracted with a number of highly reputable, solvent insurers. The terms of this program, including cover limits, are periodically reviewed and adjusted to reflect trends in revenues and changes in the Group's activities and risk exposures.
The first line of this program, totaling €30M, is reinsured through a consolidated captive reinsurance company that has been in operation for several years.

Direct damage and business interruption
Capgemini operates from premises located in many countries and, within most of these countries, operates at a number of sites. In all, the Group has just under 400 sites, with an average area of around 2,000 m². Some of the Group's consultants work on client premises. This geographical dispersion limits risk, in particular the risk of loss due to

business interruption, arising from an incident at a site. The biggest outsourcing site, which has disaster recovery plans in place to ensure continuity of service, represents less than 3% of Group revenues.
This dispersion means that direct damage and loss due to business interruption insurance policies are contracted and managed locally.

Other risks

Directors' liability insurance, travel assistance and repatriation coverage for employees working away, and fraud and sabotage coverage (especially for information systems) are managed centrally at Group level via global insurance policies. All other risks – including motor, transport and employer's liability – are insured locally using policies that reflect local regulations.
The Group has decided not to insure against industrial relations risks, given its pro-active preventive approach in this area. Pollution risks are low in an intellectual services business, and Capgemini does not insure against these risks in any country in which it operates. The Group has also decided that, unless coverage is compulsory and accessible, it is not worth systematically insuring against terrorism-related risks. Certain risks are excluded from coverage under the general conditions imposed by the insurance market.

VIII – CAP GEMINI AND THE STOCK MARKET

At December 31, 2005, the capital of Cap Gemini S.A. was made up of 131,581,978 shares (ISIN code: FR0000125338). The year-on-year increase of 198,800 shares reflects the shares issued upon the exercise of their stock options by Group employees. Cap Gemini shares are listed on the Eurolist market (compartment A) and are eligible for the SRD deferred settlement system of the Paris Stock Exchange. Cap Gemini shares are included in the CAC40 index, on the Euronext 100 index and on the Dow Jones STOXX and Dow Jones Euro STOXX European indexes. Between January 1 and December 31, 2005, the Cap Gemini share price on Eurolist increased from €24.09 to €33.91.

In 2005, the average daily trading volumes in relation to Cap Gemini shares was around 1.10% of the total volume of shares traded on the Paris market.

Most recent data available on allocation of the capital

at December 31, 2005


French Institutional Investors holding more than 300,000 shares (1)
24.2%
Non-French Institutional Investors holding more than 300,000 shares (1)
36.6%
S. Kampf
4.7%
Wendel Investissement
1.6%
Individual Shareholders (1)
11.0%
Other Investors (1)(2)
21.9%
Cap Gemini S.A.
Operating entities

(1) On the basis of a shareholder survey at September 30, 2005
(2) Including the proportion of shares held by Group managers, in particular those holding shares as a result of the exercise of stock options together with former partners of Ernst & Young Consulting having received shares in May 2000 following its acquisition and having since become Group employees.

STOCK MARKET CAPITALIZATION

From January 2004 to March 2006

In billions of euros



6
5
4
3
2
1
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2004
2005
2006

source: Euronext

SHARE PERFORMANCE

From December 31, 2003 to March 31, 2006

In euros



Cap Gemini
CAC 40 Index
DJ STOXX
55,0
50,0
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0
01/01/2004
01/07/2004
01/01/2005
01/07/2005
01/01/2006

source: Reuters

NUMBER OF TRADES PER MONTH

From January 2004 to March 2006

In millions of shares



70
60
50
40
30
20
10
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2004
2005
2006

source: Euronext

SHARE PRICE AND TRADING VOLUME

The following table presents an analysis of trading in the company's shares over the last 24 months:

Month	Number of Trading days	Share prices in euros			Trading volume		
					Number of Shares		Value
		high	average	low	total	average (daily)	(millions of euros)
April 04	20	32.76	30.06	28.40	38,648,631	1,932,432	1 167.4
May 04	21	32.61	29.77	26.98	36,949,265	1,759,489	1 099.2
June 04	22	33.85	31.31	30.00	31,086,128	1,413,006	979.9
July 04	22	33.80	28.90	26.54	31,340,171	1,424,553	914.8
August 04	22	27.49	24.12	21.50	41,820,263	1,900,921	1 008.4
September 04	22	23.68	21.14	18.80	64,414,638	2,927,938	1 358.3
October 04	21	20.60	19.05	17.40	46,076,642	2,194,126	880.4
November 04	22	25.53	22.88	19.63	55,569,130	2,525,870	1 283.1
December 04	23	26.31	24.59	23.26	34,707,411	1,509,018	855.1
January 05	21	24.95	24.13	22.13	33,176,891	1,579,852	793.1
February 05	20	28.57	26.54	24.67	42,221,975	2,111,099	1 126.7
March 05	21	28.42	27.13	25.83	36,411,491	1,733,881	981.1
April 05	21	27.37	25.31	23.11	44,743,799	2,130,657	1 122.8
May 05	22	26.53	25.59	23.90	31,636,386	1,438,018	803.6
June 05	22	27.28	26.49	25.80	32,958,407	1,498,109	871.2
July 05	21	29.50	27.78	25.67	42,437,888	2,020,852	1 181.3
August 05	23	28.14	27.20	26.31	20,904,698	908,900	570.9
September 05	22	32.75	29.56	26.42	47,188,345	2,144,925	1 406.1
October 05	21	33.55	31.17	29.25	39,399,725	1,876,177	1 232.0
November 05	22	34.20	32.31	30.25	24,787,634	1,126,711	799.5
December 05	21	35.34	34.48	33.67	24,092,654	1,147,269	821.6
January 06	22	38.97	36.76	33.71	30,799,276	1,399,967	1 137.4
February 06	20	43.22	38.41	35.82	28,173,136	1,408,657	1 106.8
March 06	23	45.16	43.05	40.31	30,925,749	1,344,598	1 299.4

Source : Euronext

DIVIDENDS PAID BY CAP GEMINI

Year ended December 31	Distribution of dividends		Number of shares	Dividend per share	Tax credit	Total revenue
	Millions	*% of net income*				
2000	€149M	35%	124,305,544	1.20 euro	0.60 euro	1.80 euro
2001	€50M	33%	125,244,256	0.40 euro	(a) 0.20 euro	(b) 0.60 euro
2002			No dividend paid			
2003			No dividend paid			
2004			No dividend paid			
2005	€66M*	47%	131,581,978	0.50 euro*		

(*) Recommended dividend submitted to the Annual Shareholders' Meeting of May 11, 2006

(a) and (b) : the "avoir fiscal" tax credit represents 50% of the amounts distributed in relation to tax credits used by an individual or a company benefiting from the parent-subsidiary regime provided for under article 145 of the French Tax Code, or 10% for other entities using their "avoir fiscal" tax credit as from January 1, 2003. The 2004 Finance Act abolished the avoir fiscal tax credit with effect from January 1, 2005.

MANAGEMENT REPORT

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF MAY 11, 2006

To the shareholders,

We are here today both as an ordinary and extraordinary shareholders' meeting during which the shareholders present will be called upon to discuss and decide on proposals falling within the scope of either the ordinary or the extraordinary shareholders' meeting. The additional difficulty this year is that for technical, but nonetheless logical reasons, we will at several points have to alternate between the ordinary and extraordinary parts of the meeting.

Moreover, in order to facilitate the reading of this management report, we have decided to structure it in the same manner as the agenda of this Ordinary and Extraordinary Shareholders' meeting, presenting the various points for your consideration in a logical manner.

The purpose of the first part of this report is therefore:

- to inform you about Company and Group activities during the past year;
- to comment on Capgemini Group's consolidated financial statements;
- to submit the accounts for the financial year ended and Cap Gemini SA's results appropriation for your approval;
- to provide information on share capital, stock options, the remuneration of the directors of Cap Gemini SA, the risks incurred by the company and the social and environmental impact of the Group's activities;
- and finally, to present a brief outline of the Group's short-term outlook.

Approval will subsequently be requested to revise the bylaws, in order to:

- reduce the terms of office of directors from six to four years; and
- reduce the terms of office of non-voting directors from six to two years.

This revision will require meeting the requirements for a quorum and a majority applicable to an extraordinary meeting of shareholders.

Returning to the ordinary part of the shareholders' meeting, approval will then be requested to:

- renew the terms of office of nine of the thirteen current directors;
- renew the terms of office of the two outgoing non-voting directors;
- revise the total amount of fees annually allocated to the members of the Board of Directors (an amount that has not been revised in six years);
- renew the authorizations already given to the Company to buy back its own shares on the open market and to cancel all or part of the shares acquired thereby.

In the final section, respecting the quorum and majority requirements for an extraordinary shareholders' meeting, your approval will be requested to:

- authorize the Board of Directors to raise funds on the financial markets and to undertake an employee share issue by offering shares for subscription by Group employees participating in a Company Savings Plan (PEE) to be set up at that time.
- make a technical modification of the bylaws to permit the holding of Board of Directors meetings using videoconference or telecommunications facilities.

I – GENERAL COMMENTS ON THE GROUP'S ACTIVITY OVER THE PAST YEAR

After a drawn-out recession, 2005 witnessed the return of moderate growth in demand for Project & Consulting Services, thereby curbing the downward trend in prices over recent years. While this upturn had already begun in North America, 2005 saw it extend to Europe.

a) Operations by region:

Against this positive background, Capgemini Group's growth significantly outperformed the market due to the coming onstream of several major Outsourcing contracts. Revenue in 2005 was up 11.5% on the previous year, representing an increase of 15% at current rate and perimeter. Growth was particularly robust in the first half, at 21.6%, and 9.7% in the second half.

Business in the **United Kingdom** and **Ireland** grew 36.1% on a like-for-like basis, making it the top-performing region in terms of revenue and accounting for 25% of the Group total. This sharp increase is partly attributable to the Outsourcing contract with Her Majesty's Revenue and Customs (HMRC, formerly the Inland Revenue), a prime example of the fact that in addition to their contribution to Group stability through their recurrent nature, these major Outsourcing contracts offer opportunities to develop the Group's other businesses by providing add-on Consulting and Technology services. These other businesses also witnessed significant growth which resulted in enhanced staff

utilization rates and an improvement in the sales prices for these services.

France accounted for 24% of total Group revenue, making it the second largest of the Group's major "regions". In 2005, against a background of overall price stability, it posted revenue growth of 12.6% on the back of the Schneider contract's startup phase despite a slowdown in Outsourcing activities outside of the major contracts. Here again, improved general market conditions resulted in better use of available resources, particularly in Local Professional Services. Another noteworthy point was the year-on-year headcount increase of more than 1,200.

Accounting for 14% of total Group revenue, the **Benelux** region recorded 11.5% growth in 2005, with an improvement in key indicators in the Consulting, Technology and Local Professional Services segments and a marginal slowdown in Outsourcing Services due to several contracts expiring during the year.

The Nordic region, which accounts for 6% of total Group revenue, also witnessed an upsurge, climbing 15.7% like-for-like but only 6.2% based on published figures, due to the sale of the Swedish and Norwegian infrastructure management activities in late 2004. The recovery in the region also paved the way for a significant improvement in staff utilization rates, combined with a modest increase in the sales prices of our services.

Central Europe (Germany, Switzerland, Austria and the Eastern European countries) contributed 6% of revenue, posting strong growth of 9.2% on a like-for-like basis, although the sale of the Group's interest in IS Energy led to a 7.1% fall in revenues based on published figures. As with the above-mentioned zones, the strong upturn in Consulting and Technology services drove both an increase in headcount and an improved staff utilization rate.

Southern Europe (Italy, Spain and Portugal), accounting for 4.5% of total Group revenue, experienced a difficult year with Spain and Portugal up a modest 5.5%, but Italian operations in stagnation.

The **Asia-Pacific region** now accounts for only 1% of total Group revenue after a 13.1% like-for-like drop in revenue due to the completion of a major project. The disposal of activities in Singapore, Malaysia and Japan changes this figure to a drop of 21.5% once the currency effect and the impact of changes in scope are added back in. In contrast, the Group's activity in India underwent vigorous expansion, with the headcount leaping from less than 2,000 to over 3,500 in one year. However, the full effect of this growth is not reflected in the region's results since India is a production center, and revenue is recognized for the region that ordered the services. On a related note, the Group has continued to roll out the Rightshore™ strategy by developing production centers in Poland and China, where headcounts more than doubled in 2005.

North America, with nearly 20% of total Group revenues, also experienced significant like-for-like growth of 5.2% which exactly offset the reduction in the Group's scope of consolidation following the sale of its Healthcare activity in June 2005. The ramp-up of the TXU contract and the solid performance of Sogeti offset the still significant downturn in the Consulting and Technology businesses which came in 7.2% below the year-earlier figure. It should be noted in this regard that the Group launched the Booster turnaround plan at the beginning of 2005, comprising three key initiatives:

- implementing a simplified operating structure based around five regional entities;
- drastically cutting costs in order to achieve a significant reduction in the breakeven point, while maintaining the capacity to capitalize on growth; and
- refocusing management culture around the key values of pragmatism, accountability and operating efficiency. Implementing this plan naturally did not have an instantaneous effect and the first half of 2005 still witnessed a fall in its billable headcount, either through layoffs or resignations. However, the new operating model and the determined turnaround effort applied to this segment of Group activities resulted in a strong recovery in sales, leading to an improvement in the staff utilization rate and a reduction in contract overruns. As a consequence, revenues and orders picked up significantly in the second half, with a notable acceleration in the fourth quarter.

b) Operations by business segment:

Outsourcing experienced marked growth of 32.9% while the Group's other business segments increased overall by only 6.4%, broken down as follows:

- Consulting	+	2.1%
- Technology Services	+	7.4%
- Local Professional Services	+	7.9%

But the real picture is somewhat different: in fact, as was noted earlier, major Outsourcing contracts very often generate add-on services that involve Consulting and Technology activities. When the share of these other activities included in Outsourcing is reallocated to these segments, real growth is as follows:

- Consulting	+	2.6%
- Technology Services	+	20.8%
- Local Professional Services	+	7.9%
Total "other segments"	**+**	**13.6%**
Outsourcing	**+**	**18.0%**

c) Headcount:

The Group's average headcount advanced by 2,347 (4.1%) and at December 31, 2005 surpassed 61,000 for the first time in the Group's history. The net increase compared to December 31, 2004 is 1,712, reflecting:

- 15,165 additions consisting of:
  - 14,453 new hires;
  - 712 transfers by our clients under Outsourcing contracts signed with the Group.
- and 13,453 departures broken down as:
  - 9,237 resignations;
  - 1,415 transfers outside the Group further to the sale of certain business operations;
  - 2,801 layoffs.

Excluding sales and acquisitions of activities, Group headcount therefore increased by 200 people per month in 2005.

d) Order book:

in 2004, the Group took €10.4 billion in orders, including two contracts, with TXU and Schneider, which alone amounted to €4 billion. No contracts of this magnitude were signed in 2005 and at December 31, 2005, total orders taken for the year amounted to €6,831 million, approximately the same amount as the previous year, excluding the mega deals.

A number of flagship contracts were agreed during the year. These included an Outsourcing contract signed with the London Metropolitan Police Service, Sogeti's contract with Airbus for the management of its Unix systems, a contract with Swansea town council (UK) for a combination of Outsourcing and project and consulting services, and a framework agreement with the telecommunications operator TDC (Denmark). The year was also notable for the accelerated expansion of our BPO (Business Process Outsourcing) activity, boosted by the signing of a number of major contracts, in particular with Danfoss (Denmark), Telekurs (Switzerland) and Bombardier (Canada).

e) Profitability:

Significant progress was made in improving the operating margin during 2005. Restated according to IFRS, the Group had a negative operating margin of €24 million in 2004 (-0.4% of revenue); it posted a positive figure of €225 million in 2005 (3.2% of revenue). This improvement was particularly pronounced in the second half of the year when the operation margin reached 4.7%.

Several factors contributed to this improvement, chief among them was the tight rein on selling and general and administrative expenses. Down by €200 million compared to last year's figure, these costs still amount to 19.5% of revenues but were as high as 24.8% in 2004.

The turnaround of the Consulting and Technology activities in North America also contributed to the year's improved results. Although these segments again turned in heavy losses for first-half 2005, they edged towards the operational breakeven point in the second half. This encouraging result was compounded by the return to growth in revenue and orders mentioned above.

Restructuring costs, particularly those incurred during the implementation of the Booster turnaround plan in North America, took a toll on operating profit. These costs were reduced by a third compared to the previous year (€164 million compared to €240 million in 2004) and moreover were fully offset by the proceeds on the sales of the Healthcare activities in North America, the Consulting activities in Japan and the Group's interest in IS Energy in Germany (€166 million).

In total, the Group generated a €141 million profit for the year. This improvement in profitability was matched by major cash flows. As we will see further on, the Group's net cash and cash equivalents climbed from €285 million at end-2004 to €904 million one year later, i.e. an increase of €619 million, of which one-third (€194 million) was attributable to the sales of business operations mentioned earlier.

II – COMMENTS ON CAPGEMINI GROUP'S CONSOLIDATED FINANCIAL STATEMENTS

As the consolidated financial statements for fiscal year 2005 were prepared according to international accounting standards as described in Note 1 – Accounting Rules and Policies, the comparative data for fiscal year 2004 were restated according to the same standards. Consolidated financial statements prepared under French GAAP for fiscal years 2004 and 2003 may be consulted from page 46 onwards in the 2004 "Reference Document".

2.1 Consolidated income statement

As mentioned previously, **consolidated revenue** amounted to €6,954 million for the year ended December 31, 2005, a rise of 11.5% once the currency effect and changes in scope are factored in, and a rise of 15% like-for-like.
Operating expenses jumped 8% to €6,729 million, compared to €6,233 million in the 2004 accounts and 7.5% after restatement under IFRS.

An analysis of costs by type reveals:

- an increase in payroll costs (wages and salaries, payroll taxes and travel expenses) that is exactly equal to the increase in average headcount (4.1%). At €4,484 million, it represents 64.5% of revenues compared to 69.1% in 2004, even though the share of variable compensation accounted for in 2005 is higher than in 2004. This is due

to the fact that headcount reductions were particularly prevalent in North America, a high labor-cost region, while the bulk of new hires were in India where salaries are much lower. It should also be noted that travel expenses, which remained stable in absolute terms, have represented a constantly diminishing share of revenues for the last five years (from 7.1% in 2001, they are only 4.4% in 2005).

- a 25.8% jump in "Purchases and sub-contracting" due mainly to the fact that by commissioning partners in our major Outsourcing contracts, we are able to offer a comprehensive service to our clients; but as the main contractor, we recognize all the revenue even though we only carry out a portion of the related services and correspondingly assume all of the costs related to these services.
- a 16.3% reduction in the rental costs for our offices around the world reflecting the major efforts undertaken over the recent years to streamline the Group's property portfolio.

The **analytical breakdown** confirms what was mentioned earlier, i.e. that the improvement in operating margin essentially stems from the major cut in selling, general and administrative expenses, which still accounts for 19.5% of revenue but represented 24.8% in 2004 (and 31.1% in 2002!).

The cost of services rendered – corresponding to the costs incurred during the execution by the Group of client projects – outstripped revenue growth to end the year at 77.3% of revenue in 2005, compared with 75.6% in 2004. This development is the direct result of commissioning partners or sub-contractors to help execute major Outsourcing contracts. This is particularly true in the case of HMRC (formerly the Inland Revenue) where the portion attributable to our partners Fujitsu and BT amounts to a total of one-third of the revenue from the client in 2005. Based on an analysis of this item excluding the major Outsourcing contracts (HMRC, TXU, Schneider), the service cost increased slightly compared to the previous year (from 73.4% to 73.6%), although this is largely explained by the fact that 2004 costs were reduced by the very modest level of variable compensation actually paid, with the variance from the normal level representing about 1% of revenues. The Group therefore recorded modest but genuine progress in output cost control.

Operating margin came in at €225 million compared with a negative €24 million in 2004 (a margin of 3.2% in 2005 versus -0.4% in 2004), with profitability accelerating through the year from 1.8% in the first half to 4.7% in the second half. Performance across the geographical regions remains very uneven, since despite Sogeti's strong performance, North America still posted a small loss for the year while on the other side of the Atlantic, Benelux turned in the Group's best performance with a margin of 10.6%. With regard to North America, the margin notably turned positive again (2.8%) in the second half. This near five percentage point improvement in operating margin from one half of the year to the other is to the credit of the new team in place since last autumn and suggests a long-term return to solid profitability in the future.

Other operating income and expense was still negative by €11 million in 2005, although this had amounted to €257 million in 2004. The dramatic improvement essentially reflects:

- restructuring costs of €164 million compared to €240 million in 2004. Half of these costs are related to headcount reductions mostly in North America, France and the Nordic countries; the other half concerns the cost of streamlining the property portfolio in North America.
- €166 million in gains realized by the Group during 2005 from the sale of (i) its Healthcare activity in North America to Accenture (€123 million), (ii) 95% of its interest in the subsidiary Capgemini Japan to NTT Data Corporation (€28 million), and (iii) its 25.22% stake in Germany-based IS Energy to E.ON (€15 million);
- €5 million in income on the disposal of the Group's lease financing contract on its property at Behoust, which housed the Group University until the opening of the new Fontaines site at Gouvieux near Chantilly in 2003;
- conversely, a €12 million expense relating to the granting of shares and stock options and a €6 million expense in connection with goodwill impairment in the Netherlands and the UK.

Operating profit stood at €214 million in 2005 compared to a loss of €281 million in 2004, a turnaround totaling nearly €500 million.

The Company still had **net financial expense** of €38 million in 2005 compared to €27 million in 2004 despite the spectacular improvement in net cash and cash equivalents, whose effects are only reflected in "finance costs, net". This item shows a slight improvement from a negative €28 million in 2004 to a negative €24 million in 2005, due to the fact that the carrying cost of €5 million related to the convertible bond issued in June 2005 (i.e. the variance between the interest expense recorded in the income statement and the investment income from the funds raised by the bond issuance)

was more than offset by the investment income from the cash and cash equivalents generated during the fiscal year. The year-on-year deterioration in net financial expense is therefore mainly attributable to "other financial income and expense, net" mostly due to the fact that this item did not include any gains from the sale of interests in other companies, in contrast to 2004 when the sale of its stake in Vertex generated gains amounting to €18 million.

Income tax expense stood at €35 million, compared to €226 million in 2004, and mainly represented income tax payable on profits of €21 million, notably in the Netherlands, Germany, Central Europe, and India and standard minimum income taxes of €11 million, paid mainly in North America and Italy. The deferred tax expense of €1 million can be broken down as follows:

- The expense arising in France from the utilization of deferred tax assets on tax loss carry-forwards, resulting in an expense of €33 million which was more than offset by the adjustment of deferred tax assets amounting to €36 million.
- In the rest of the world, the utilization of deferred tax assets on tax loss carry-forwards, mainly offset by the recognition of additional net deferred income tax assets on temporary differences, notably in Canada.

Net profit attributable to equity holders of the parent (operating profit reduced by finance costs and by income tax expense) is therefore €141 million compared to a loss of €534 million in 2004, i.e. a year-on-year switch of €675 million. The diluted loss per share of €4.02 based on 132,789,755 shares in 2004 was transformed into diluted earnings per share of €1.06 for a total of 138,472,266 shares including the impact of the potential shares related to the OCEANE bonds issued in 2005.

2.2 Consolidated balance sheet

At December 31, 2005, **consolidated shareholders' equity** stood at €2,992 million, a €204 million increase compared with equity at December 31, 2004. This mainly reflects:

- the profit for the year (€141 million);
- the value of the equity component of the OCEANE 2005 bonds (€26 million);
- the acquisition of a call option aimed at fully neutralizing the potentially dilutive impact of the OCEANE 2003 convertible bonds issued on June 24, 2003 (a dilutive impact of €10 million, after tax);
- the contra entry for the charge related to the granting of shares and stock options, for €12 million;
- a positive change in translation adjustments, in an amount of €29 million; and
- the various increases in share capital resulting from the exercise of stock options, in an amount of €5 million.

Non-current assets (excluding deferred tax assets and long-term receivables) totaled €2,398 million at December 31, 2005, €78 million below the December 31, 2004 figure. This decrease can be broken down as follows:

- a €12 million reduction in intangible assets, mainly relating to the impairment of goodwill for an amount of €6 million, and the impairment of software for €3 million. The increase in the gross value of intangible assets was offset by the amortization charge for the year;
- a €50 million fall in property, plant and equipment, arising from the closures of certain facilities in North America, the deconsolidation of the assets of IS Energy, which was sold in January 2005, and the disposal of the lease financing contract on the property at Behoust, former site of the Group University; and
- a €16 million reduction in financial assets, mainly relating to changes in the value of assets hedging funded defined benefit pension plans.

Other non-current assets grew €39 million, including a €36 million increase in deferred income tax assets, essentially linked to the impact of translation adjustments.

Net accounts and notes receivable, comprising trade receivables and accrued interest, amounted to €1,868 million at December 31, 2005, versus €1,814 million on December 31, 2004. In particular, trade receivables remained flat in absolute terms year-on-year, despite the sharp increase in revenue, due to a marked overall shortening of time-to-payment. At December 31, 2005, net accounts and notes receivable represented 62 days' revenue as opposed to 72 days' at year-end 2004. This 62 day ratio is the best ratio recorded by the Group since the 1970s.

Net accounts and notes payable, comprising trade payables and accrued interest, advances received from customers, provisions in relation to the 2005 bonus, amounts payable to personnel, and accrued taxes, totaled €2,490 million at December 31, 2005, compared with €2,082 million at year-end 2004. The increase in this item is the direct result of the ramp-up of the Group's major Outsourcing contracts.

Cash and cash equivalents at year-end (short-term investments and cash less bank overdrafts) totaled €2,136 million at December 31, 2005, compared to €1,232 million on December 31, 2004. Half of this €900 million improvement arises from the income from the OCEANE bonds issued in June 2005 (€437 million) and the remainder reflects higher cash flow levels generated during the fiscal year.

Consolidated gross debt increased by €283 million to €1,231 million at December 31, 2005 compared with €948 million on December 31, 2004, with the increase of approximately €400 million relating to the 2005 OCEANE bonds only partially offset by paying down debt.

As mentioned above, **net consolidated cash and cash equivalents** amounted to €904 million on December 31, 2005, compared with €285 million at the 2004 year-end. This increase of €619 million resulted from positive cash flows:

- €542 million in net cash provided by operations, reflecting:
  - cash flows from operations before net finance costs and

income tax of €280 million;
- a reduction in net working capital requirements in an amount of €298 million, attributable to an increase in operating payables (comprising trade payables and personnel);
- conversely the payment of income taxes in an amount of €36 million.

• €78 million in net cash from investing activities, comprising:
- inflows from the disposal of assets totaling €215 million, essentially relating to the North America Healthcare activity (€143 million), and the Group's interests in the Capgemini Japan subsidiary (€30 million) and IS Energy in Germany (€21 million);
- the acquisition of (i) intangible assets and property, plant and equipment for a total of €106 million and (ii) financial assets amounting to €39 million.

III. COMMENTS ON THE CAP GEMINI SA FINANCIAL STATEMENTS

3.1 Income statement

The Company's operating revenue for the year ended amounted to €162 million (including €160 million in royalties received from subsidiaries) compared with €130 million for 2004 (including €126 million in royalties). This increase in operating revenue for 2005 was attributable to the Group methodology user royalties billed to the new Sogeti Transiciel sub-group, in addition to the increase in the Group's revenue.

Operating income came in at €133 million compared to the year-earlier figure of €88 million. The improved performance stems from the cumulative effect of increased royalties and a reduction of approximately €13 million in expenditures, particularly in advertising.

Net interest income stood at €28 million, compared to substantial net interest expense the previous year following the recognition of provisions for impairment in value of investments in several subsidiaries and affiliates. This result reflects:

• €263 million in dividend income, of which nearly the entire amount (€258 million) corresponds to an exceptional dividend paid by our Dutch subsidiary Capgemini NV following the reorganization of Sogeti in the Benelux region;
• €322 million in additions to the provision for the impairment of interests held in certain subsidiaries (in the Netherlands, UK, and Italy), partially counterbalanced by €76 million in reversals from provisions following the liquidation of the New Zealand subsidiary and the restructuring of our telecoms activities in Spain and the UK; and
• €11 million in financial income on cash investments net of the financial expense incurred with respect to the Company's debt.

The Company once again had net other expense of €9 million (compared with other expense of €324 million in 2004), chiefly due to the expense recognized with respect to internal reorganization operations during the year.

After accounting for a tax benefit of €21 million (€43 million in 2004), the Company posted a profit of €173 million, compared with a €949 million loss in 2004.

3.2 Balance sheet

Net investments fell to €6,009 million at December 31, 2005 from €6,245 million a year earlier. This €236 million decrease can be mainly attributed to:

• additional provisions recognized for the impairment of investments in certain subsidiaries for a total of €306 million;
• increases in the share capital of several subsidiaries in an amount of €385 million, including €336 million for Sogeti-Transiciel SAS;
• a €282 million net reduction in loans granted to certain subsidiaries, including a loan of €162 million to Sogeti-Transiciel SAS; and
• a €35 million reduction in the net carrying value of shares in companies sold or liquidated as part of internal restructuring operations.

Shareholders' equity stood at €6,611 million, reflecting an increase of €178 million compared to the previous year, with substantially all of the difference corresponding to the profit for 2005.

Debt increased from €666 million to €1,148 million, essentially reflecting the recognition of the 2005 OCEANE bonds for an amount of €437 million (to which is added €58 million in redemption premiums) and the increase in accrued debts with respect to investments in subsidiaries and affiliates, for an amount of €140 million. Net cash and cash equivalents as of December 31, 2005 came to €271 million, versus €249 million a year earlier.

3.3 Reallocation to the legal reserve of part of the amounts from the former long-term capital gains reserve

The Board of Directors has noted that the 2004 Ordinary Shareholders' Meeting adopted a resolution that decided the trans-

fer of the special long-term capital gains reserve account to the "other reserves" account. The Board of Directors now recommends retransferring from the "other reserves" account to the legal reserve the amount of €19,564,446.76, which corresponds to the fraction of the legal reserve funded during previous fiscal years with respect to the special long-term capital gains reserve account, thereby increasing this reserve to €99,444,435.20.

3.4 Results appropriation

The Board of Directors recommends, as a sign of Cap Gemini's return to profitability and the Board's confidence in the future of the Group, departing from the traditional practice of distributing to shareholders one-third of the profit for the year and instead distributing one-half. As the consolidated profit amounts to €141 million, if this recommendation is accepted it would result in the payment to each of the 131,581,978 shares making up the share capital at December 31, 2005 of a dividend of €0.50, for a total amount of €65,790,989, representing close to 47% of Group profit. As the income distributable by the parent company amounts to €173,440,186.21, the balance would be allocated to:

- the legal reserve in the amount of €5,821,147.20 (in addition to the €19,564,446.76 previously reallocated), bringing the total legal reserve to 105,265,582.40 and thereby entirely funded;
- the remaining amount of €101,828,050.01 to retained earnings.

The dividend would be paid from a date that the Board of Directors recommends setting at May 16, 2006. This dividend will be eligible for the 40% tax rebate referred to in sub-paragraph 2° of paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Moreover, pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting is reminded that no dividend has been distributed for the previous three fiscal years (2004, 2003 and 2002).

3.5 Share capital and ownership structure

The exercise of stock options previously granted to Group employees resulted in the issuance of 198,800 new shares thereby increasing the Company's share capital by 198,800 x 8 = €1,590,400 (from €1,051,065,424 to €1,052,655,824.)

Moreover, pursuant to article L. 233-13 of the French Commercial Code, the Board of Directors informs shareholders that during the fiscal year Serge Kampf reduced his interest below the legal disclosure threshold of 5% and that to the best of the Company's knowledge, as of December 31, 2005, no shareholder held over 5% of the Company's capital or voting rights.

3.6 Stock options

The Extraordinary Shareholders' Meeting of May 23, 2000 authorized the Board of Directors to grant stock options to certain employees of the Group and its French and foreign subsidiaries. The authorization was given for a period of five years commencing May 23, 2000, and the number of shares to be subscribed on exercise of the options was limited to 12 million. The Board of Directors used this authorization to set up the Fifth Stock Option Plan. On April 1, 2005, the Board of Directors used this authorization for the last time to grant options on 1,623,000 shares to 351 employees. The option exercise price was set at €27, representing the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

The Extraordinary Shareholders' Meeting of May 12, 2005 authorized the Board of Directors to grant stock options to certain employees of the Company and its French and foreign subsidiaries. The authorization was given for a period of 38 months commencing May 12, 2005 and the number of shares to be subscribed on exercise of the options was limited to 6 million. The Board of Directors used this authorization to set up the Sixth Stock Option Plan and on October 1, 2005 granted options on 1,915,500 shares to 650 employees. The option exercise price was set at €30, representing the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

In the event of a notice of authorization of a tender offer or public exchange offer for the Company's shares published by Euronext, option holders would be entitled to exercise all their options immediately – or all of their remaining unexercised options – without waiting for the end of the vesting period specified at the time of grant.

During 2005, 198,800 shares were subscribed on exercise of options granted under the Fifth Plan (equal to 0.15% of the share capital on December 31, 2005). No further shares could be subscribed under the First, Second and Third Plans, for which the exercise periods expired on November 1, 1995, April 1, 1999 and April 1, 2002, respectively.

3.7 Returned shares

In the agreements entered into on May 23, 2000 with Ernst & Young in connection with the sale to Cap Gemini of its consulting business, it was provided that if any of its former partners who had become Group employees decided to leave the Group before a specified period had elapsed, they would be required to return some or all of the shares they had received at the time of the sale. The number of shares to be returned depends both on the reason for and the timing of the individual's departure. Pursuant to these agreements, a total of 5,042 Capgemini shares were returned to the Company between February 23, 2005 and February 22, 2006: The Board recommends, as was the case last year, that these shares be sold on the market rather than being cancelled.

3.8 Exercise of equity warrants issued within the framework of the alternative public exchange offer for Transiciel shares

The public exchange offer filed on October 20, 2003 for Transiciel shares provided the following two options:

- Option 1: an exchange ratio of 1 new Cap Gemini share to be issued for every 3 Transiciel shares;
- Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 equity warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel entity attaining certain earnings targets in 2004 and 2005. This earn-out mechanism is described in the prospectus which was approved by the "Commission des Opérations de Bourse" under reference no. 03-935 on October 29, 2003. As of December 31, 2005, the application of the methods for calculating the "earn-out" component would result in the issuance of 315,790 new Cap Gemini shares to holders of warrants against a total of 508,600 shares. The amount of new shares to be issued will be submitted for the approval of the independent arbitrator within 30 days of the General Shareholders' Meeting of May 11, 2006, in accordance with article 1.4.13.10. of the information memorandum.

3.9 Compensation of directors

• Compensation of managing directors

The total gross compensation (fixed + variable) paid to the two managing directors in 2005 breaks down as follows:

(euros)	Amount paid in 2005 and 2006 for 2005	Amount paid in 2005 (fixed 2005 and variable 2004)
Serge KAMPF		
Fixed	720,000	720,000
Variable	467,712	386,593
Total	**1,187,712**	**1,106,593**
Paul HERMELIN		
Fixed	900,000	900,000
Variable	738,000	537,788
Total	**1,638,000**	**1,437,788**
TOTAL OF THE TWO	**2,825,712**	**2,544,381**

As is the case for all the Group's managers and in accordance with a formula that has been applied in Cap Gemini for more than 30 years, the variable portion of the two managing directors' compensation consists of two equal halves, V1 based on the Group's consolidated results and V2 based on the attainment of several personal objectives that have been set for them for the fiscal year in question.

For 2004 (variable part paid in April 2005):

1) for Serge Kampf, these two portions, V1 and V2, were each for a theoretical amount (i.e., for objectives fully attained) of €252,000.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, operating margin, costs of shared services) resulted in a combined total of 33.41%, which led to a V1 portion for Serge Kampf of €252,000 x 0.3341 = €84,193;
- for the V2 portion, the calculation of the degree of attainment of each of the seven personal objectives that had been set for him for the fiscal year resulted in a total of 120/100, corresponding to a V2 portion of €252,000 x 1.2 = €302,400.

His total actual variable compensation was therefore €386,593, i.e., 76.7% of his theoretical variable compensation (€504,000).

2) for Paul Hermelin, both V1 and V2 were for a theoretical amount (i.e., for objectives fully attained) of €375,000.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, operating margin, costs of shared services) resulted in a combined total of 33.41%, which led to a V1 portion for Paul Hermelin of €375,000 x 0.3341 = €125,288;
- for the V2 portion, the calculation of the degree of attainment of each of the six personal objectives that had been set for him for the fiscal year resulted in a total of 110/100, corresponding to a V2 portion of €375,000 x 1.1 = €412,500.

His total actual variable compensation was therefore €537,788, i.e., 71.7% of his theoretical variable compensation (€750,000).

For 2005 (variable portion paid in March 2006):

1) for Serge Kampf, these two portions, V1 and V2, were each for a theoretical amount (i.e., for objectives fully attained) of €201,600.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, operating margin, costs of shared services) resulted in a combined total of 115%; which led to a V1 portion for Serge Kampf of €201,600 x 1.15 = €231,840;
- for the V2 portion, the calculation of the degree of attainment of each of the three personal objectives that had been set for him for the fiscal year resulted in a total of 117/100, corresponding to a V2 portion of €201,600 x 1.17 = €235,872.

His total actual variable compensation was therefore €467,712,

i.e., 116% of his theoretical variable compensation (€403,200).

2) for Paul Hermelin, both V1 and V2 were for a theoretical amount (i.e., for objectives exactly attained) of €300,000.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, operating margin, costs of shared services) resulted in a combined total of 115%, which led to a V1 portion for Paul Hermelin of €300,000 x 1.15 = €345,000;
- for the V2 portion, the calculation of the degree of attainment of each of the six personal objectives that had been set for him for the fiscal year resulted in a total of 131/100, corresponding therefore to a V2 portion of €300,000 x 1.31 = €393,000.

His total actual variable compensation was therefore €738,000, i.e., 123% of his theoretical variable compensation (€600,000). It should also be noted that:

- Serge Kampf and Paul Hermelin's performance appraisals for 2004 and 2005 were discussed within the Selection, Compensation and Corporate Governance Committee, which submitted its recommendations to the Board of Directors where they were debated, approved and adopted;
- Serge Kampf and Paul Hermelin did not receive any fringe benefits (medical assistance, housing, company car, cell phone, products or services free of charge, etc.) during the 2005 fiscal year, as was already the case in previous fiscal years, nor did they benefit from any specific retirement plan, or any provision related to indemnities for termination for any reason whatsoever (removal from office, retirement, etc.);
- for the 17th straight year, Serge Kampf decided not to ask the Company to reimburse the expenses he incurred in the performance of his duties (business travel, invitations, etc.) with the exception of TGV train travel between Paris and Grenoble, the historical headquarters of Cap Gemini, where he has kept his main office and where a part of corporate functions is still located.

Directors' fees for the year 2004 paid to directors in 2005

(in euros)	**Amount paid in 2005**	2004 amount
Serge KAMPF	56,500	58,000
Ernest-Antoine SEILLIERE	52,500	64,333
Christian BLANC	27,500	26,000
Yann DELABRIERE	29,000	-
Jean-René FOURTOU	39,000	36,167
Paul HERMELIN	31,500	33,000
Michel JALABERT	34,500	34,500
Phil LASKAWY*	42,000	39,000
Ruud van OMMEREN*	44,500	39,500
Terry OZAN*	34,500	30,000
Bruno ROGER	29,000	33,000
Sub-total	**420,500**	**393,500**
(until 25 February 2004)		
Jean-Bernard LAFONTA	-	29,500
TOTAL	**420,500**	**423,000**

* the amounts actually paid to these three non residents were subject to withholding tax as required by law.

Directors' fees for the year 2004 paid to non-voting directors in 2005

(in euros)	**Amount paid in 2005**	2004 amount
Pierre HESSLER	32,000	34,500
Geoff UNWIN*	33,000	27,500
TOTAL	**65,000**	**62,000**

* the amount actually paid to this non resident was subject to withholding tax as required by law.

The total amount of directors' fees for the year 2004 paid in 2005 to the directors and non-voting directors represents €420,500 + €65,000 = €485,500 (€447,000 after deduction of withholding tax for non resident recipients).

Stock options

Pursuant to a decision by the Board of Directors, Paul Hermelin was granted 50,000 stock options on October 1, 2005, which can be exercised in four annual installments at a price of €30. It should also be noted that:

- Serge Kampf has never requested and has never been granted any stock options,
- that none of the options previously granted to directors were exercised during the 2005 fiscal year.

3.10 Directorships and other functions held by directors

The Board of Directors draws shareholders' attention to the fact that the "Reference Document" attached to the Annual Report given to each shareholder upon entering the meeting specifies the list of directorships and other functions held by each of the directors in other companies.

IV - ENVIRONMENTAL AND SOCIAL IMPACT OF THE GROUP'S OPERATIONS

A specific section of the Reference Document (see page 12), entitled Corporate Social Responsibility, Sustainability and Social Stewardship, explains the Group's human resources policy (changes in headcount, career development, role of the Capgemini University) and its relations with external business partners, namely customers, suppliers and the general public at large.

V - FINANCING POLICY AND MARKET RISKS

Detailed information relating to cash and cash equivalents at year end and Capgemini's debt as well as the Group's use of derivative instruments as part of its management of interest rate and currency risks are provided in notes 18 and 19 respectively of Capgemini's consolidated financial statements for the period ended December 31, 2005.

5.1. Financing policy

Cap Gemini's financing policy is intended to provide the Group with adequate financial flexibility and is based on the following main criteria:

- A moderate use of debt leveraging: over the last ten years Cap Gemini has strived to maintain a limited level of net debt and even achieve a positive net cash position, including with respect to financing external growth. Through the granting of shares, Cap Gemini has, as far as possible, attempted to involve employees who joined it in the success of these link-ups. This financing policy, which could be deemed conservative, has also aimed to maintain a solid financial structure, enabling it to withstand the crisis that hit the industry between 2001 and 2004 more successfully than it did at the beginning of the 1990's.
- A high degree of financial flexibility: Cap Gemini aims to ensure a good level of liquidity as well as consistent financial resources, which means maintaining:
  - a high level of available funds (€2,136 million as of December 31, 2005) as well as a €500 million multicurrency syndicated line of credit, renewed on November 14, 2005 for a 5-year period and not used since, and a €550 million commercial paper program;
  - consistent financial resources: as of December 31,2005, 90% of its debt was medium to long-term (more than two years).
- Diversified financing sources adapted to the Group's financial profile: by carrying out two issues of OCEANE (bonds convertible/exchangeable for new or existing shares) - in 2003 for €460 million, maturing on January 1, 2010, and then in 2005 for €437 million, maturing on January 1, 2012 - Cap Gemini has chosen to strike a balance between market financing and bank financing (including the use of leasing to finance equipment and property). Lastly, the appropriate balance between the cash cost of financing and the return on cash investments, including the corresponding tax treatment, as well as the potential dilutive impact for Cap Gemini's shareholders, are determining factors for the Group in its choice of financing sources. In this regard, with the issue of the 2005 OCEANE bonds, Cap Gemini decided to neutralize the potential dilutive impact of the OCEANE bonds issued in June 2003 via the purchase of call options on 9,019,607 of its own shares (see paragraph XII below).

5.2. Market risks

- **Counterparty risk:** the financial assets which could potentially give rise to counterparty risk essentially consist of financial investments. These investments mainly comprise money market securities managed by leading financial institutions and, to a lesser degree, negotiable debt instruments issued by companies or financial institutions with a high rating from a recognized rating agency. There is therefore no significant counterparty risk for the Group on these short-term investments.
  Moreover, in line with its policy for managing currency and interest rate risks (see below), Cap Gemini enters into hedging agreements with leading financial institutions; counterparty risk can therefore be deemed negligible.
- **Liquidity risk:** the principle financial liabilities whose early repayment could expose the Group to liquidity risk are the

two convertible bonds mentioned above (OCEANE 2003 and OCEANE 2005) and the €500 million multicurrency syndicated line of credit renewed on November 14, 2005 for five years. The OCEANE documentation contains the usual provisions relating to early repayment at the initiative of bondholders in the event of pre-defined occurrences. The documentation relating to the syndicated line of credit stipulates, in addition to the usual early repayment events in this type of agreement, the obligation for Cap Gemini to comply with certain financial ratios. This obligation had been complied with as of December 31, 2005.

It is also stipulated that a change in the credit rating attributed by Standard & Poor's to Cap Gemini would not affect the availability of these sources of financing and would therefore not expose the Group to liquidity risk. However, the cost of financing the syndicated line of credit could be increased or decreased.

- **Interest rate risk:** Cap Gemini's exposure to interest rate risk can be analyzed in terms of (i) its cash position: as of December 31, 2005 the Group had €2,136 million in liquid assets invested at market rates compared to gross borrowing costs of €1,232 million and (ii) the Group's conservative policy with respect to management of interest rate risk: the uncapped variable portion of gross borrowing costs was limited to 7% (capped and uncapped variable rate debt combined accounted for 41% of the total). As a consequence, an increase in interest rates would have a negligible (and possibly positive) impact on Cap Gemini's net finance costs. Conversely, a low interest rate environment (below 2%) would expose the Group to an increase in its net finance costs.
- **Currency risk:** Cap Gemini's exposure to currency risk is low due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Cap Gemini to currency risk with respect to a portion of its output costs. The amounts in question are still relatively immaterial but given that this trend is set to increase in the future, Cap Gemini has already defined and implemented an overall policy to minimize exposure to exchange rates and manage the resulting risk, particularly through systematic hedging of the corresponding intercompany flows. These hedges mainly take the form of forward purchases and sales of currency.
- **Financial instruments:** Financial instruments are used in particular to hedge interest rate and currency risks. All hedging positions relate to existing assets or liabilities and/or business or financial transactions. Gains and losses on financial instruments designated as hedges are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by banks.

VI - OUTLOOK

Basing its budget on assumptions that combine sustained growth in demand and price stability, Capgemini Group has set the following priorities for 2006:

- reinforcing its leading position in Europe particularly by repositioning its offering towards higher added-value services (such as services-oriented architectures) and greater use of the Group's Rightshore™ resources;
- continuing to improve the profitability of its American activities;
- attaining greater profitability from Outsourcing.

The strong upturn witnessed in the second half of 2005 should enable the Group to achieve 6% to 7% growth in revenue on a like-for-like basis in 2006 and a significantly higher operating margin than that attained in 2005.

VII - REDUCTION OF THE LENGTH OF THE TERMS OF OFFICE OF DIRECTORS FROM SIX TO FOUR YEARS

The Board of Directors reminds the shareholders that pursuant to French law the length of the terms of office of a company's directors is defined by its bylaws, but may not exceed six years. Article 11 of the Company's bylaws, as adopted on May 23, 2000, confirms that the "length of the terms of office of the directors shall be six years".

Taking into consideration recent changes in opinion and in rules with respect to corporate governance, the Board of Directors is asking the shareholders to reduce the length of the terms of office of the Company's directors from six to four years, with the aim of providing the shareholders with more opportunities to confirm their trust (or lack thereof) in the directors in office as well as giving the Board of Directors more opportunities to consider its composition and prepare changes that appear necessary or desirable.

If this measure is approved, the Board of Directors recommends that it be immediately applicable to all the terms of office in progress, in other words:

- that the terms of office of the directors that are to be renewed as of the date hereof will expire at the General Shareholders' Meeting that will be called in the spring of 2010 to approve the 2009 financial statements;
- that the terms of office of the two directors appointed last year for a term of six years will expire at the General Shareholders' Meeting that will be called in the spring of 2009 to approve the 2008 financial statements.

VIII - REDUCTION OF THE LENGTH OF THE TERMS OF OFFICE OF NON-VOTING DIRECTORS FROM SIX TO TWO YEARS

In the same vein and in the interests of greater flexibility in the composition of the body of non-voting directors, the Board of Directors is asking the shareholders to reduce the length of the terms of office of the non-voting directors from six to two years, this measure being immediately applicable to all the terms of office in progress. If this measure

is approved, the terms of office of the non-voting directors that are to be renewed as of the date hereof will expire at the General Shareholders' Meeting that will be called in the spring of 2008 to approve the 2007 financial statements, and the term of office of the non-voting director appointed last year for a term of office of six years will expire at the General Shareholders' Meeting that will be called in the spring of 2007 to approve the 2006 financial statements.

IX - DIRECTORS

The terms of office of 11 of the 13 directors making up the current Board of Directors expire today; these directors were either appointed by the General Shareholders' Meeting of May 23, 2000, or replaced one of the directors appointed by this same General Shareholders' Meeting during their term of office.
Among these 11 outgoing directors, two have decided not to request renewal of their term of office for personal reasons:

- Christian Blanc because he considers that the performance of his duties as a member of the French Parliament could lead him to take positions or make statements that might in certain cases be a hindrance to the Company's commercial actions;
- Ernest-Antoine Seillière because he believes that after having served as a director of Cap Gemini for 24 years in a row, it is time for him to "turn the page", all the more so since the company whose interests he represents on the Board of Directors may have disposed of the final tranches of its interests in the Company in the weeks following this General Shareholders' Meeting.

The shareholders are therefore asked to renew the terms of office of the nine other directors for a period of four years by successively adopting the nine separate resolutions that will be submitted in alphabetical order shortly hereafter.

X - NON-VOTING DIRECTORS

The General Shareholders' Meeting of May 7, 2003 ratified the appointments of Pierre Hessler and Geoff Unwin (who were previously Company directors) as non-voting directors. These appointments were made provisionally by the Board of Directors at its meeting of July 24, 2002 for the remaining terms of office of Mr. Hessler and Mr. Unwin's predecessors (Phil Laskawy, who had been appointed director and Chris van Breugel, who had resigned), i.e., for the period ending with the close of the General Shareholders' Meeting called to approve the 2005 financial statements.

The Board of Directors wishes to retain three non-voting directors in order to be able to appoint one of them to each of its three specialized committees and is asking the shareholders to approve the renewal of the terms of office of Pierre Hessler and Geoff Unwin for a period of two years.
If this measure is approved, the appointment to the three committees will be as follows:

- Marcel Roulet: Audit Committee
- Pierre Hessler: Selection, Compensation and Corporate Governance Committee
- Geoff Unwin: Strategy and Investments Committee

XI - REVISION OF THE TOTAL AMOUNT OF DIRECTORS' FEES

The General Shareholders' Meeting of May 23, 2000 had set the total annual amount of directors' fees allocated to the Board of Directors at €500,000.
Since this date (i.e., for the last six years) the Board of Directors has never asked for this ceiling to be revised despite the fact that, in the interim:

- the number of directors has increased from 11 to 13;
- the number of non-voting directors (which the Board of Directors had decided to compensate in the same way as directors) has increased from 2 to 3;
- the annual number of attendances for all directors and non-voting directors combined at the meetings of the Board of Directors and its three specialized committees has increased by 81%;
- in total, the amount of time given over by directors and non-voting directors for Board of Directors or Committee meetings is more than twice what it was six years ago.

In addition, the time required from the directors and non-voting directors between each meeting of the Board or of the specialized committees is much greater than was the case six years ago. Lastly, it should be noted that legislation has significantly increased the responsibility of the directors, which means that there are far fewer candidates for these functions than before and that, as a consequence, the average amount of directors' fees paid by European listed companies has increased considerably in the last few years. This is not to say that these fees are commensurate with the responsibilities involved but that their amount is a factor in candidates' decisions when they have several offers to choose from.

The Shareholders are therefore asked to approve an increase in the ceiling that has been in effect for the last six years to €700,000 per year.

XII - AUTHORIZATION TO BUY BACK THE COMPANY'S SHARES

The shareholders are reminded that the 2004 Ordinary Shareholders' Meeting renewed the authorization already granted several times in the past for the Company to buy back its shares under certain conditions. This authorization was used twice in 2005:

- On June 27, 2005, Cap Gemini SA purchased a call option on 9,019,607 of its own shares from Société Générale with the aim of neutralizing the potential dilutive impact of the convertible/exchangeable bonds issued on June 24, 2003 and maturing on January 1, 2010. These options may be exercised at any time, at a price of €51, and at the latest between December 10, 2009 and January 4, 2010. The purchase of these options, at a cost of approximately €16 million, enabled Cap Gemini SA to "synthetically" transform OCEANE 2003 into a bond debt under more attractive financial conditions than those it would have had if it had issued a bond in June 2003 with a maturity of six and a half years. As of December 31, 2005, Cap Gemini SA had not exercised any of its call options on its own shares;
- On September 15, 2005, Cap Gemini mandated Crédit Agricole Cheuvreux to set up a liquidity agreement with a view to boosting the liquidity of Cap Gemini shares and stabilizing their listed price, in particular to avoid price fluctuations not justified by market trends. The agreement came into effect on September 30, 2005 and shall remain in force until September 15, 2006. It complies with the ethics charter drawn up by the French Association of Investment Firms (AFEI) and approved by the French Financial Markets Authority (AMF) pursuant to a decision of March 22, 2005. Cap Gemini decided to allocate €10 million to the liquidity account with respect to this agreement. Between September 30 and December 31, 2005, CA Cheuvreux purchased 545,252 Cap Gemini shares on behalf of Cap Gemini SA, at an average price of €31.95. These shares represented 0.41% of Cap Gemini SA's capital on December 31, 2005. During the same period, CA Cheuvreux also disposed of 460,252 Cap Gemini shares at an average price of €31.95. Negotiation fees relating to the sale and purchase of Cap Gemini shares over the period amounted to €34,265, excluding remuneration of CA Cheuvreux. As of December 31, 2005 Cap Gemini SA held 85,000 treasury shares within the scope of the liquidity agreement, representing 0.06% of its capital. These shares were worth €2,874,916 on the basis of their purchase price and €2,882,350 on the basis of the Cap Gemini share's closing price on December 30, 2005.

As this authorization is only legally valid for eighteen months, we are asking shareholders to replace the authorization granted last year with a similar authorization allowing the Company to take the following steps in decreasing order of priority:

- stabilize the second market or the liquidity of the share price within the scope of a liquidity agreement;
- hedge the debt instruments that may be converted into Cap Gemini shares in accordance with the regulations in force, including the possibility of exercising the call options on its own shares acquired on June 27, 2005 – see above;
- purchase the shares to retain them with a view to remitting them subsequently in exchange or payment for potential external growth transactions;
- award the shares to employees and corporate officers in accordance with the terms and the methods provided for by law, including in connection with company stock option plans or a company savings plan;
- possibly cancel the shares purchased subject to adoption of the 23rd resolution of the Extraordinary Shareholders' Meeting to be held immediately after the Ordinary Shareholders' Meeting of May 11, 2006.

To this end, the Board of Directors is seeking a maximum 18 month authorization for the Company to buy back shares representing up to 10% of its capital, at a maximum price of €60 per share, these purchases taking place within the scope of:

- articles L.225-209 et seq. of the French Commercial Code which also allow an authorization to be granted to the Board of Directors to cancel some or all of the shares thus purchased up to 10% of its capital, by 24-month period;
- European Regulation No. 2273/2003 of December 22, 2003 that came into effect on October 13, 2004.

XIII - FINANCIAL AUTHORIZATIONS

The delegations of authority given to the Board of Directors by the Extraordinary Shareholders' Meeting of May 12, 2005 had authorized it, for the 26 months subsequent to this Meeting, to:

- increase the share capital by capitalizing reserves;
- issue new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments, with or without pre-emptive subscription rights,
- increase the amount of the issues if the requests for shares exceed the number of shares on offer, up to 15% of the initial issue at the same price as for the initial issue ("Greenshoe" options);
- finally, issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, as payment for shares tendered to a public exchange offer made by the Company or contributions in kind to the Company of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company.

The overall limits on the amounts of the issues that could be decided pursuant to the delegations of authority gran-

ted to the Board by the resolutions were set at:

- a maximum nominal amount of €1.5 billion for capital increases paid up by capitalizing reserves;
- a maximum nominal amount of €450 million for capital increases, enabling the share capital to be increased to a maximum nominal amount of approximately €1.5 billion;
- a maximum aggregate issuance amount of €3 billion for securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments.

It had been specified that, in the event of the cancellation of pre-emptive subscription rights, these amounts would be reduced by one-third: thus, the total nominal amount of the capital increases may not exceed €300 million (instead of €450 million) and the issuance amount of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, may not exceed €2 billion (instead of €3 billion).

During 2005 the Board, within the context of a delegation of authority without pre-emptive subscription rights, decided to issue bonds convertible and/or exchangeable into new or existing Cap Gemini shares (OCEANE bonds), maturing on January 1, 2012. The effective issue and settlement date of the bonds was June 24, 2005. The total amount of the issue was €437 million, represented by 11,810,810 bonds with a nominal value of €37. The bonds bear interest at 1% per year and each bond may be converted into and/or exchanged for one Cap Gemini share. Non-converted bonds will be redeemed in full on January 1, 2012 (or on the first working day thereafter) at a price of €41.90 per bond, representing approximately 113.24% of their nominal value.
The Board of Directors has thus only used a little less than one-third (11,810,810 shares at a nominal value of €8 = €95 million nominal value) of the maximum nominal amount of €300 million set for capital increases in the event of elimination of the pre-emptive subscription right.

In order to ensure that the validity date of the authorizations is consistent – that the Board of Directors is always in a position to launch the issues that are considered best suited to the Company's needs as and when it deems appropriate, depending on market conditions – shareholders are asked to replace the existing delegations of authority with new delegations of authority of a similar nature with updated validity dates.

The overall limits on the amounts of the issues that may be decided pursuant to the delegations of authority granted to the Board would be unchanged and each of the amounts will be the same with the exception of the authorization eliminating the pre-emptive subscription right. In this case, the total nominal amount of capital increases may not exceed €200 million (instead of the €300 million limit set for the previous delegation) and the issuance amount of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments may not be greater than €1.5 billion (instead of the €2 billion limit set for the previous delegation). In other words, in the event of the elimination of the pre-emptive subscription right, the total nominal amount of capital increases would be capped at 19% of the share capital on December 31, 2005. The "Greenshoe" option will naturally be maintained.

In the event that the Board of Directors uses any of these delegations of authority, the Statutory Auditors will issue a special report to the Shareholders' Meeting. Where these share issues are carried out without existing shareholders having pre-emptive subscription rights, the price of the shares issued, either directly or via securities convertible, exchangeable, redeemable or otherwise exercisable for shares, shall be at least equal to the weighted average price for the Company's shares during the three trading days prior to the date on which the price is set. This price may be reduced by a discount of up to 5%.
The Board of Directors retains the possibility of providing a non-transferable priority right for the shareholders with respect to such shares.

A table summarizing the delegations of authority and powers granted by the Shareholders' Meeting to the Board of Directors with regard to share issues is provided on pages 146 and 147 of the Reference Document.

XIV - EMPLOYEE SHAREHOLDINGS

In order to comply with the requirements of French law on employee shareholdings, the Board of Directors is asking for authorization, in the event that it uses one of the authorizations enabling it to increase the share capital, to decide if it is necessary to reserve part of the increase for members of an employee savings plan put in place at this time, it being specified that a maximum of 3,500,000 new shares may be allocated with respect to such a plan.
Pursuant to article L. 225-102 of the French Commercial

Code, the Board of Directors informs the shareholders that as of December 31, 2005, the Transiciel investment fund held 0.07% of the Company's share capital following the contribution of all of its shares to the public exchange offer made by Cap Gemini on Transicel's shares in December 2003.

XV - AUTHORIZATION TO CANCEL SHARES ACQUIRED UNDER THE BUY BACK PROGRAM

As stated above, the Board of Directors asks the Shareholders to authorize them to cancel some or all of the shares purchased pursuant to articles L. 225-209 et seq. of the French Commercial Code (the authorization to buy back shares being described in paragraph 12 of this report), for up to 10% of its capital by 24-month period.

XVI - UPDATING OF THE BYLAWS WITH REGARD TO THE POSSIBILITY OF HOLDING BOARD OF DIRECTORS MEETINGS USING VIDEOCONFERENCE OR TELECOMMUNICATIONS FACILITIES

The Board of Directors is asking for authorization – in accordance with the possibility offered by the law of July 26, 2006 – to update the Company's bylaws in order to allow Board of Directors meetings to be held using videoconference or telecommunications facilities. It is hereby specified that the list of cases where these means cannot be used, namely the appointment, compensation or removal from office of the Chairman or Chief Executive Officer, the method of performance of the Senior Management, the closing of the annual financial statements or the drafting of the reports and resolutions to the General Shareholders' Meetings, shall not be modified.

For the Board of Directors
SERGE KAMPF, Chairman

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

- ON THE PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD
- ON THE LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER
- AND ON INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

I – PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD

Cap Gemini is a French joint stock company ("société anonyme"), whose Board of Directors decided on July 24, 2002, based on the recommendation of the Chairman and Chief Executive Officer, to separate the functions of Chairman and Chief Executive Officer further to the authorization granted to the Board by the General Shareholders' Meeting of April 25, 2002.

1.1. The Board of Directors

The Board currently comprises 13 Directors:

- 8 were elected by the General Shareholders' Meeting of May 23, 2000 for a period of six years and their terms of office will expire at the General Shareholders' Meeting to be held on May 11, 2006. The Directors in question are:
  - **Christian Blanc**
  - **Paul Hermelin**
  - **Michel Jalabert**
  - **Serge Kampf**
  - **Ruud van Ommeren**
  - **Terry Ozan**
  - **Bruno Roger**
  - **Ernest-Antoine Seillière**
- 3 were appointed subsequently to replace Directors who had been appointed Non-Voting Directors (see Section 1.2 below) or who had resigned before their term of office had expired. The Directors in question are:
  - **Jean-René Fourtou** and **Phil Laskawy**, who replaced Geoff Unwin and Pierre Hessler, respectively, who were appointed Non-Voting Directors on July 24, 2002;
  - **Yann Delabrière** who replaced Jean-Bernard Lafonta on February 25, 2004. Mr. LaFonta, who resigned as a Director, had replaced Guy de Wouters.

As these 3 Directors replaced those elected at the General Shareholders' Meeting of May 23, 2000 for a period of six years, their terms of office will also expire at the General Shareholders' Meeting to be held on May 11, 2006.

- The last 2 Directors were elected for a period of six years at last year's General Shareholders' Meeting and their term of office will expire at the General Shareholders' Meeting to be held in May 2011 (unless a resolution proposed by the Board of Directors to reduce the term of office of the Directors from six to four years is adopted by the shareholders). The Directors in question are **Daniel Bernard** and **Thierry de Montbrial**

The principal role of the Board of Directors is to determine the key strategies of the Company and the Group, and to ensure that these strategies are implemented. Particular emphasis is placed on the management of human resources, especially at managerial level, reflecting Capgemini's business as a service provider.

The Board meets six times a year. Meetings are convened by the Chairman in accordance with a timetable agreed by the Board at the end of the previous year. However, this timetable may be amended during the year in response to unforeseen circumstances or at the request of more than one Director. During 2005 the Board met twice when it was composed of 11 Directors and on six occasions when it was composed of 13 Directors were present (following the election of Daniel Bernard and Thierry de Montbrial). This represents a total of 100 theoretical attendances for all Directors combined; there were only 15 absences, giving an overall attendance rate of 85%.

Within a reasonable period before these meetings, each Director is sent:

- a detailed agenda which has been approved by the Chairman in concertation with those Directors who have submitted items for inclusion on the agenda and Senior Managers responsible for preparing documentation concerning the items to be discussed;
- a summary report comparing the performance of Cap Gemini shares to that of various general and sector indexes and that of its main competitors;
- a table giving a breakdown of the last known consensus;
- and, if the agenda includes items requiring specific analysis or prior consideration, supporting documentation prepared by the Senior managers, supplying detailed, relevant information to the Directors, provided that the sending of such documentation will not imply the risk that sensitive informations, or informations that should remain confidential prior to the Board meeting, is discloses to anyone but the Board members.

The Company's Board of Directors has been applying for

some years the main corporate governance rules now recommended as best practice, by:

- preparing, adopting and applying highly detailed internal rules of operation (see Section 1.3);
- setting up three specialized Board Committees – the Audit Committee, the Selection, Compensation and Corporate Governance Committee and the Strategy and Investments Committee, each with a clearly defined role (see Section 1.4);
- linking the mayor portion of Directors' compensation (in the form of attendance fees) to actual attendance at Board and Committee meetings (see Section 1.5).

On three separate occasions the Board has also reviewed the personal situations of each Director in light of the definition of independence provided under French corporate governance guidelines ("a Director is independent when he/she has no relationship of any sort with the Company, the Group or its Management, that is likely to impair his/her judgment") and the numerous criteria applied in the different countries in which the Group operates. Based on the aforementioned reviews, 8 of the 13 Directors currently making up the Board are independent directors under French corporate governance guidelines (61%). The Directors in question are Christian Blanc, Daniel Bernard, Yann Delabrière, Jean-René Fourtou, Michel Jalabert, Phil Laskawy, Thierry de Montbrial and Ruud van Ommeren.

The Board has also implemented a self-assessment procedure. This involved commissioning one of the Non-Voting Directors to prepare and send a detailed questionnaire to each Director, about the composition, operation and efficiency of the Board and its Committees. The completed questionnaires were then collated and analyzed and a summary presentation was submitted to the Board of Directors for discussion. The questionnaire was split into the following three main sections:

- overall assessment of the Directors themselves: competence, complementarity, solidarity, independence, prestige, extent of interest, availability, etc.
- meetings and their effectiveness: number, length and period of notice of meetings, agenda, quality of information, quality of dialogue with management, quality of discussions between Directors, quality of decisions made and strategic options chosen, quality of minutes, assessment of the level of influence of the Board on the decisions taken by Management, impact of Committee recommendations on Board decisions, etc.
- finally, a certain number of other issues relating for example to the conditions for possible changes in the composition of the Board and/or its Committees.

A summary of the replies to this questionnaire was discussed at length during one of the Boards' meetings and proposed improvements have already been implemented, or are scheduled to be implemented following the appointment of the new Board of Directors at the forthcoming General Shareholders' Meeting.

1.2. Non-Voting Directors

The board of Directors is assisted by 3 non-voting directors:

- 2 of these Non-Voting Directors were previously Directors and were appointed on July 24, 2002 to replace the two Non-Voting Directors elected by the General Shareholders' Meeting of May 23, 2000, for a period of six years. The Non-Voting Directors in question are:
  - **Pierre Hessler**, who replaced Phil Laskawy. Mr. Laskawy has been appointed a Director;
  - **Geoff Unwin**, , replacing Chris van Breugel, who resigned as a Non-Voting Director.

  The terms of office of these two Non-Voting Directors will expire on the same date as the terms of office of those they replaced, i.e., at the General Shareholders' Meeting to be held on May 11, 2006;

- **The third Non-Voting Director, Marcel Roulet,** was appointed for a period of six years at last year's General Shareholders' Meeting and his term of office will expire at the General Shareholders' Meeting to be held in May 2011 (unless a resolution proposed by the Board of Directors to reduce the term of office of the Non-Voting Directors from six to two years is adopted by the shareholders).

1.3. Internal rules of operation

As provided for in article 16 of the Company's bylaws, internal rules of operation were drafted, discussed and finally adopted by the Board of Directors on July 24, 2002. This decision followed the resolution approved at the General Shareholders' Meeting of April 25, 2002, which authorized separation of the functions of Chairman and Chief Executive Officer. These internal rules of operation:

- set out or provide additional details on the content and the terms and conditions for the exercise of the respective powers of:
  - the Board of Directors,
  - any specialized Committees created within the Board,
  - the Chairman,
  - the Chief Executive Officer.
- determine how roles and responsibilities are allocated between these individuals and bodies and stress in particular that **prior** approval of the Board of Directors is required for any decision which is of major strategic importance or which is liable to have a material impact on the financial position or commitments of the Company or one of its principal subsidiaries,
- list the main obligations of the "code of ethics" which Directors and Non-Voting Directors of Cap Gemini SA undertake to comply with throughout their term of office. These rules stipulate, for instance, that pursuant to current legal provisions, members of a Board of Directors may not trade in shares of companies in respect of which they have access to privileged information due to their functions, and recommend that Directors and Non-Voting Directors:
  - only buy or sell Cap Gemini S.A. shares in the two-month period following interim or full-year results announcements,
  - formally undertake not to buy or sell shares in the month preceding said announcements.

1.4. Board Committees

On May 23, 2000, the Board of Directors approved the recommendation of its Chairman to set up three specialized Committees (an Audit Committee, a Selection and Compensation Committee and a Strategy and Investments Committee). Each Committee is tasked with reviewing and preparing Board discussions in its sphere of competence, making proposals to the Board, and providing advice and recommendations to the Board on decisions to be taken.

The initial appointment of Directors and Non-Voting Directors to these Committees was decided upon by the Board of Directors at its meeting of September 13, 2000. Each Committee elected its own Chairman, and has specific internal rules of operation defining the nature and extent of its roles and responsibilities.

Following the appointment on May 12, 2005 of two new Directors (Daniel Bernard and Thierry de Montbrial) and a new Non-Voting Director (Marcel Roulet), on July 27, 2005 the Board of Directors decided to appoint a Non-Voting Director and four Directors to each of the three Committees, based on the recommendation of the Chairman. The Chairman of the Board of Directors did not wish to be appointed as a member of any of the three Committees and therefore allowed each Committee Chairman to invite him to attend the various meetings of their Committees at their own discretion. The Board also decided to enlarge the terms of reference of the Selection and Compensation Committee to include Group corporate governance and to change its name to the "Selection, Compensation and Corporate Governance Committee".

1.4.1. Audit Committee

This Committee assesses the appropriateness and the consistency of the accounting policies and methods used in the preparation of the full-year and interim financial statements. It checks the internal reporting and control procedures used to ensure the accuracy of financial information. The Committee also makes assessments of the various engagements conducted by the Statutory Auditors and gives an opinion as to whether they should be reappointed.

The composition of this Committee is currently as follows:

- Chairman: **Phil Laskawy**
- Members: **Daniel Bernard, Yann Delabrière, Michel Jalabert**
- Non-Voting Director: **Marcel Roulet.**

This Committee met five times in 2005, with an attendance rate of 91% (20/22). At the beginning of 2005, it reviewed the financial statements for the Group and the parent company for the year ended December 31, 2004 as well as the accounting treatment of significant events which took place during that year. It reviewed the interim consolidated financial statements at June 30, 2005 and focused in particular on the accounting treatment of major outsourcing contracts in light of the new International Financial Reporting Standards (IFRS). At year-end it reviewed the significant pre-closing issues. Finally, the Committee reviewed various proposals to recapitalize certain subsidiaries and gave its opinion concerning the appropriateness and methods of implementing such proposals.

1.4.2. Selection, Compensation and Corporate Governance Committee

This Committee is tasked with monitoring the human resources policy applied by Group companies to managerial posts (executive selection, career and succession planning, changes in theoretical and actual compensation policy, setting the objectives that will determine the variable portion of compensation, criteria applied for the granting of stock options, etc.) and making sure that this policy is both consistent – while respecting local particularities – and in phase with individual and collective performances in the Business Unit to which each manager belongs. It is consulted prior to the decision on the appointment or replacement of Executive Committee members and strategic Business Unit managers. It makes proposals to the Board concerning the fixed and variable compensation of these same managers, including that of the Chairman and the Chief Executive Officer. It also has an ongoing remit to maintain an up-to-date list of one or more names of potential candidates for consideration by the Board of Directors in the event that one or more directorships becomes vacant, or if the Board considers it appropriate to request a Shareholders' Meeting to approve an increase in the number of Directors (up to the legal maximum of 18).

The composition of this Committee is currently as follows:

- Chairman: **Ruud van Ommeren**
- Members: **Christian Blanc, Thierry de Montbrial, Terry Ozan**
- Non-Voting Director: **Pierre Hessler.**

This Committee met six times in 2005, with an attendance rate of 85% (22/26). It reviewed the general compensation policy applied by the Group in previous years in light of a study carried out by an external firm. In particular, it reviewed the calculation of the variable portion of compensation (setting of objectives at the beginning of the year and measuring the degree to which they have been achieved at year-end) and highlighted the link – imperfect, but real nonetheless – between the Group's overall situation and the stringent controls applied to both the calculation of the variable portion of compensation and increases in fixed compensation. It reviewed, and occasionally modified or completed, and submitted for final approval by the Board of Directors,

the list of the beneficiaries of the 3,538,500 stock options granted on April 1 and October 1, 2005 to 1,001 Group managers.

At the beginning of 2005, the Committee recommended to the Board that two new Directors, Daniel Bernard and Thierry de Montbrial, be appointed at the General Shareholders' Meeting, following a request to increase the number of Directors from 11 to 13. The Board of Directors deliberated on this proposal endorsed it and the two candidates were duly appointed as Directors by the General Shareholders' Meeting of May 12, 2005. The Committee had previously examined the personal situation of each candidate in light of the definition of independence provided under French corporate governance guidelines adopted by the French organizations, MEDEF and AFEP. Both candidates qualified as independent Directors, thus avoiding any potential conflict of interest between the candidates and the Company.

In the last few months of the period, the Committee deliberated on proposals to be submitted at the forthcoming General Shareholders' Meeting concerning the reappointment (or replacement) of 11 of the 13 existing directorships. The Board unanimously approved the Committee's recommendation to entrust this task to anad hoc Committee made up of four people (the Chairmen of each of the three Committees and the Chairman of the Board of Directors). Finally, assisted by Towers Perrin, the Committee examined the possibility of granting retirement bonuses to senior executives who had made a major contribution to the Group's development over many years. However, the findings of this review were distorted by recent adverse publicity concerning abuses in relation to similar-type payments in France and in other countries and the Committee has delayed submitting its findings submissionto the Board of Directors is not expected before several months.

1.4.3. Strategy and Investments Committee

This Committee reviews the strategic options that the Group may adopt, calibrates the investment needs associated with each of these strategies, makes recommendations regarding the strategy that the management should subsequently implement, assesses potential or necessary alliances, and more generally, discusses any issue seen as crucial to the Group's strategic future and ensuring operating and financial stability.

The composition of this Committee is currently as follows:

- Chairman: **Jean-René Fourtou**
- Members: **Paul Hermelin, Bruno Roger, Ernest-Antoine Seillière**
- Non-Voting Director: **Geoff Unwin.**

The Committee met three times during 2005 with an 87% attendance rate (13/15). It reviewed the Group's overall strategic plan by geographical area, core business lines and sector and, in particular, analyzed the measures taken to relaunch the Group's US Business Unit. It organized and coordinated the program for the full-day Board session held on October 19, 2005, given over to setting the Group's strategic priorities for the next three years in light of available information concerning market trends, customer needs, the stated intentions of its competitors and the Group's own strategic imperatives: safeguarding financial flexibility, boosting overall performance in terms of growth and, especially profitability, and optimizing the new production capacity in India, etc. The Committee also carried out a detailed review of several investment and divestment opportunities and set down limits to be applied in any ensuing negotiations.

1.5. Compensation of Directors

As compensation for their responsibilities, and for time spent attending Board and Committee meetings, as well as preparing for these meetings, the Company was authorized by the Ordinary Shareholders' Meeting of May 23, 2000 to pay attendance fees to its Directors within an overall ceiling of €500,000 per year.

For 2005, the Committee noted that the rules for allocating attendance fees applied to date would have automatically resulted in the payment of €598,000, which is considerably in excess of the ceiling established six years ago and which has remained unchanged since. This increase is due to the greater number of Directors and Non-Voting Directors (which increased from 13 to 16 in 2005) and to the increase in the number of Board meetings (up from 6 to 8) and Committee meetings (up from 10 to 14).

Therefore, the Committee reviewed several possible solutions that would enable it to keep within the ceiling in 2005 and has suggested recommending, at the next General Shareholder' Meeting, a raise in the annual ceiling for future periods to €700,000. The Board of Directors acted on these recommendations and fixed the amounts to be paid to the Directors and Non-Voting Directors for the year ended December 31, 2005 as follows:

(euros)		amount for 2005	amount for 2004	difference
Board	Member	8,000	10,000	-2,000
	Chairman / Vice-Chairman	18,000	25,000	-7,000
	Per meeting	2,000	2,500	-500
Committees	Member	3,000	3,500	-500
	Chairman	9,000	10,000	-1,000
	Per meeting	1,500	1,500	unchanged
Total amount paid		**497,500**	**485,500**	**NM**

II – LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

On the recommendation of Serge Kampf, then Chairman and Chief Executive Officer of the Company, the Board of Directors decided at its meeting of July 24, 2002 that the functions of Chairman and those of Chief Executive Officer should be separated from then on. Paul Hermelin was appointed as Chief Executive Officer. As mentioned above, the Board's internal rules of operation, adopted on the same day, detailed the functions and characteristics of the Board, its Chairman and Chief Executive Officer, established the modus operandi for the Board Committees created, and organized the allocation of responsibilities between these different bodies.

As regards the role and powers of the Chief Executive Officer, the internal rules of operation stipulate that he must seek and obtain prior approval from the Board of Directors – or from its Chairman acting under delegated powers – for any decision which is of major strategic importance or which is liable to have a material effect on the financial position or commitments of the Company or of one of its principal subsidiaries.
This applies in particular to:

- the approval and updating of the 3-year plan based on the strategy approved by the Board;
- the contracting of strategic alliances;
- significant changes to the structure of the Group or its range of business activities;
- significant internal restructuring operations;
- financial transactions with a material impact on the financial statements of the Company or the Group (in particular the issuance of shares or share equivalents);
- acquisitions or disposals of assets individually worth more than €50 million;
- increases or reductions in the capital of a major subsidiary;
- specific authorizations concerning the granting of guarantees.

III – INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

Although the Company's internal control procedures were already described at length in last year's Annual Report, they have since been modified or rounded out within the scope of the Group-wide initiative, under the aegis of the Group Chief Financial Officer. The aim of the initiative is to put in place a strategic transformation program, known internally as the "Green project", concerning mainly the Group's rules and procedures, organization and information systems:

- Updating the Group's "accounting rules and procedures" mainly involved integrating new international accounting standards (IFRS) and gave rise to the publication of a new version of a document known as "TransFORM", available to all of the Group's 61,000 employees, that lists not only the applicable accounting principles and methods, but also the Group's main obligations with regard to internal control. These updated procedures are also disseminated via a training module provided not only to financial, accounting but also to operational teams. In order to ensure uniform interpretation of accounting rules, the procedures are regularly supplemented by replies to frequently-asked questions as well as by procedural memorandums in respect of specific issues, such as managing foreign exchange risk within the scope of projects using resources located in several different countries.

- As regards organization, the methods used to prepare the financial statements of subsidiaries, the allocation of tasks within the finance function as well as cost controls for support functions, were all clarified or enhanced. Treasury management is currently being centralized and the set-up of a Group-wide netting procedure for intercompany transactions represented a major first step in this direction. The transfer of the administrative and accounting functions to shared service centers that has already taken place in most of the Group's subsidiaries (US, UK, Holland and Scandinavia), has also been completed in France. It should be noted that the expected benefits of such pooling of services – productivity, standardization and therefore higher quality – are only achieved thanks to the concerted efforts of the teams concerned and that the set-up of a shared service center in France resulted in delays in the year-end accounts close. It should also be noted that the transfer of certain tasks to our delocalized centers in Poland and India has been a success and that such transfers, if they are carefully prepared and executed, bring real professionalism to the functions in question.

- As regards systems, the Group deployed the same financial reporting system in most of its subsidiaries. This system had already been in use for a number of years in France, Italy, Spain and Portugal and roll out was achieved by either integrating – or conversely, overlooking – certain local particularities. In the first six months of 2006, this system, known internally as "NOP", and which has already been deployed in Belgium, will be

used in the Netherlands and the US, as well as in France for activities in the ex. Transiciel scope. This will be accompanied by the deployment of other peripheral systems such as a procurement management application.

To help the Group prepare to meet the new legal and regulatory obligations with regard to financial reporting, a program to implement shorter closing deadlines was launched at the end of 2005 and certain procedures already used to close off the half-yearly and yearly accounts will now also be used at quarterly closings.

These changes aim to further improve the various internal control procedures set up over the past ten years in the Capgemini Group. We set out below the objectives of these procedures.

3.1. Objectives of internal control procedures

The Group's internal control procedures comprise a set of rules, guidelines and working practices designed to ensure that the activities of the Group and its staff:
- comply with the relevant laws, regulations, standards and internal rules;
- fit in with the Group's values;
- are consistent with the strategies and objectives defined by the corporate decision-making bodies and their representatives, especially as regards risk management.

They are also aimed at ensuring that internal and external communications reflect fairly the exact situation of the Group formed by Cap Gemini SA and its subsidiaries.

These procedures relate mainly to two levels within the Group organization:
- Senior Management has discussed, drafted, approved and distributed a set of rules and procedures known as the "Blue Book". Compliance with the Blue Book is mandatory for employees of all Business Units. This Blue Book restates and explains Capgemini's seven core values (which were defined over 20 years ago and have not changed since), sketches out the overall security framework within which the Group's activities must be conducted, and finally, describes the methods to be followed in order to exercise the necessary degree of control over the risks identified in each of the Group's main functions.
- Business Units supplement the Blue Book by drawing up detailed internal control procedures which comply with the relevant laws, regulations and customary practices in the country where they operate, in order to exercise control more effectively over risks specific to their local market and culture.

The Group Internal Audit team, which reports directly to the Group's Chairman and its Chief Executive Officer, is tasked with reviewing the internal control procedures set up within the Business Units to ensure that these comply with the principles and rules laid down by the Group and checking the use to which these procedures are put. It independently assesses the effectiveness of these internal control procedures given that, irrespective of how well they are drafted and how rigorously they are applied, these procedures can only provide reasonable assurance – and not an absolute guarantee – against all risks. Each Business Unit is audited in line with a bi-annual program that the Chairman or the Chief Executive Officer reserves the right to modify in light of emergency situations or delays in fulfilling budgetary commitments. The Internal Audit team comprised on average 17 members in 2005 and carried out 1,450 days of field audits throughout the Group's various Business Units.

3.2. General organization of internal control procedures

The Group's internal control procedures are based on a close-knit executive management structure, clear lines of organization at operational level and clearly defined processes and methods.

3.2.1. Close-knit executive management structure

A close-knit executive management structure has been set up to model, explain, procure adherence to, apply and control implementation of the decisions and strategy defined by the Board of Directors. This structure is built around:

- The Executive Committee of 13 members: chaired by the Chief Executive Officer, it consists of the Chief Financial Officer, the General Secretary, the managers of each of the six strategic business units and the four Group Directors (the Sales, Production, Strategy and Communications Directors). It meets once a month to discuss an agenda prepared by the Chief Executive Officer; however, informal conference calls may be held to provide updates on implementation of the measures decided upon in previous meetings. The Executive Committee's task is to discuss and decide on measures to be taken to ensure that the Group's businesses run smoothly, verify that the decisions taken are actually applied, set priorities, evaluate risks and ensure that the organization is capable of meeting both the performance targets set for the fiscal year and the strategic objectives sought by the Group. Finally, if necessary, the Executive Committee will implement actions to remedy immediately any failures to deliver on the commitments made and the objectives set.

- The Group Finance Department, which is mainly tasked with:
  - preparing budgets and monitoring performances,
  - business control,
  - operational reporting,
  - consolidation,
  - accounting and accounting standards,
  - treasury management,
  - tax planning,
  - financial communication.

This Department also handles procurement, internal information systems and risk management, and analyzes M&A files entrusted to it by the Chief Executive Officer.

- The Risks and Major Commitments Committee: this Committee is chaired by the Chief Executive Officer and its members are the Chief Financial Officer and the General Secretary. Its task is to review – within the scope of the limitations placed on the powers of the Chief Executive Officer:
  - current major business opportunities and proposals for strategic alliances and master contracts with clients or suppliers that meet a certain number of specific criteria, in conjunction with the Director of Risk Management and the Director of International Legal Affairs;
  - current plans for acquisitions or disposals, in conjunction with the Group Director in charge of strategy and the Director in charge of implementing mergers and acquisitions.

The Committees' decisions are based on risk analysis and on recommendations presented by the Directors of the operational Units concerned and their financial controllers; and on the express condition that the International Legal Affairs and Risk Management Departments have been kept informed of discussions or negotiations in progress on a regular basis, and of the terms of commitments that would be entered into by the Group and/or one or more of its subsidiaries.

Finally, five corporate functions report directly to the Chief Executive Officer:

- The General Secretariat, which has overall responsibility for:
  - legal affairs, split into two departments: one dealing with problems encountered in international operations and all legal matters related to the Group's operating activity, and the other concerned with the functioning of the Group's governing bodies and changes made to the Group's overall structure;
  - the Department of Human Resources which is tasked with coordinating policies in this sphere throughout the Group and monitoring the performance of managers with high potential;
  - Capgemini University which provides Group and staff managers with the additional training they require (in new technologies, assuming commercial functions, enhancing ability to handle large projects, personal leadership development, etc.) and creates a natural and convivial "meeting point";
- The Department in charge of strategy, whose main role is to provide input and documentation for the deliberations on strategic issues by the Senior Management and by the Board Strategy Committee;
- The Communications Department, which is responsible for defining the guiding principles of the Group's communications strategy and ensuring they are implemented by the operating subsidiaries;
- The Global Sales and Alliances Department, which is in charge of coordinating the Groups' sales policy, monitoring the management of major accounts and facilitating contacts with the Group's partners;
- The Production and Quality Department, which is tasked with designing and disseminating proprietary production methodologies in use within the Group, providing certification for certain categories of staff (project leaders, architects, etc.), overseeing the functioning and development of the Group's delocalized production centers and performing audits of "at-risk" projects; these audits are entrusted to specialized teams known as flying squads (80 audits of this type were carried out in 2005).

3.2.2. Clear lines of organization at operational level

The Group's operations are based on a decentralized model, consisting of six Strategic Business Units (SBUs), with substantial autonomy in their management. Two of these Units are each responsible for managing one of the Group's four worldwide core businesses operations (one is responsible for Outsourcing and the other for Local Professional Services). The Group's two remaining activities are organized by geographical area: North America, Northern Europe (which also includes the Asia-Pacific region), France and the Rest of Europe (consisting of Germany, Switzerland, Austria, other Central and Eastern European countries, Italy, Spain and Portugal).
Within each of these six SBUs, the basic operating entity is the Business Unit ("BU"). These units, which are kept manageably small so that the manager has close relations with his or her staff, each have an operating methodology similar to that of a small business and have management and operating tools which allow them to remain in front-line contact and to participate fully in the Group's results and development. The Business Unit manager is responsible for the Unit meeting measurable targets relating to financial performance (growth, profitability, etc.), business development, the quality of management and the level of satisfaction for the BU's clients.

3.2.3. Clearly defined processes and methods

The proper functioning of the Group's executive management structure and its Business Units is rooted in compliance with processes and methods which allow for efficiency and the traceability of decisions taken.

3.2.3.1. Formal process for authorizing decisions

The decision-making process applied within the Group is based on rules for the delegation of powers. These rules are regularly updated, comply with the principle of subsi-

diarity and define three levels of decision-making depending on the issues involved, corresponding to the three layers of the Capgemini organization:

- the Business Unit for everything within its area of responsibility,
- the SBU for everything that concerns several business units under its authority,
- finally, the Group (CEO, Executive Committee, etc.) for everything outside the scope of responsibility of a single SBU, for decisions which, by their nature, should be taken at Group level (acquisitions, divestments, etc.) or for major operations with a material financial impact.

This process has been formalized in an "authorization matrix". It requires prior consultation and the provision of sufficient information to those involved. When recommendations are made to the ultimate decision-maker, they must cover the views of all interested parties and include a fair assessment of the advantages and drawbacks of each of the possible solutions.

3.2.3.2. A framework of general policies and procedures

The "Blue Book" sets out the main principles and basic guidelines underpinning the Group's internal control procedures, and covers specific issues relating to the following areas:

- the internal organizational structure,
- human resources management principles and procedures,
- finance function organization and procedures,
- procurement organization and controls,
- the Group's information and communication systems,
- business knowledge management and protection sharing,
- production of services in a multinational context,
- project management (sales, technical and financial aspects).

3.2.3.3. A project risk control process

The Group has developed a formal process designed to anticipate and control risks associated with the delivery of information systems projects sold to clients (subsequently referred to as the "Projects"), from pre-sale to acceptance and payment by the client of the last invoice for the project. This process differentiates between:

- pre-sale controls,
- technical controls during the project execution phase,
- financial controls of these same projects.

a) Pre-sale controls:

Projects are becoming ever more complex, in terms not only of size but also technical specifications, especially in outsourcing (long-term commitments, sometimes involving the transfer of assets as well as transfers of staff and the related obligations). As a result, identifying and measuring the risks involved is essential at all stages in the selling process, not only for new contracts but also for extensions or renewals of existing contracts. This risk analysis is based in particular on:

- a tool for detecting and managing business opportunities making it possible to identify projects worth commercial investment as early on as possible in the sales cycle and to consolidate the data relating to these opportunities at international level;
- a methodology for monitoring business opportunities consisting of breaking down each business opportunity into intermediate phases. This approach provides the best means of weighing up the pros and cons of submitting a bid, validating the proposed technical solutions and developing the various aspects (technical, legal and financial) of this bid, etc.;
- the close involvement of the legal affairs and risk management teams of the BU concerned in the bid preparation phase and the definition of the measures making it possible to reduce or avoid altogether the risks resulting, for example, from:
  - the size of the project,
  - the fact that it covers several countries,
  - contractual clauses significantly at variance with Group policies and/or standards,
  - complexity due to specifically tailored financial packages,
  - the need for up-front financial investment.
- the opinion of qualified technicians asked to validate the technical solutions proposed to the client to ensure that they meet the client's needs or requirements and the capacities and abilities of the Business Unit which will be responsible for conducting the project;
- a formal process for decision-making at the required level (depending on project nature and size).

b) Production control and project quality control process:

Policies for monitoring the performance of contracts have been adopted by the Group and are applied throughout the life of the project to ensure that it continues to runs smoothly. Key features include:

- clear definition of the roles and responsibilities of each person for execution and supervision throughout the entire production process, in particular as regards the project leader, client relationship management, billing, estimation of costs to completion, joint oversight arrangements with the client, etc.;
- use of proprietary production methodologies on a worldwide basis;
- calling upon the expertise of Capgemini's Applications Development Centers;
- Group-wide identification of all the "at-risk" projects in the process of execution and implementation of action plans aimed at containing such risks;
- commissioning of "quality audits" independent of the teams in charge of the projects in question to identify the new risks run where project execution appears to be at variance with forecasts or with the commitments taken;
- measurement of client satisfaction via OTACE (On Time Above Client Expectations) surveys.

c) Project financial control process:

Depending on its size, each Operational Unit has one or more project financial controllers, whose tasks include:

- financial monitoring of each project and primarily of project development costs against the initially approved budget. Progress reports and management indicators are built into the monitoring process, which relies mainly on

an periodic analysis of the estimated costs to completion and their accounting impact;
- ongoing control over compliance with contractual commitments, in particular billings and payment milestones.

3.3. Procedures for the preparation and processing of financial and accounting information

These procedures are used to ensure the application and compliance with Group accounting rules, in respect of preparing budgets and forecasts, financial reporting, consolidation, control and financial presentations.

3.3.1. Financial and accounting structure

The operational control aspects of the Group's financial functions are decentralized, with a structure that parallels the Business Unit Structure. However, in order to safeguard the impartiality required in determining accounting results, the financial controllers of the Strategic Business Units (SBUs) report to the Group Chief Financial Officer. The Strategic Business Unit financial controllers are responsible for ensuring that high-quality financial and accounting information is reported on time to the parent company. Each Business Unit has its own financial controller, who in turn reports to the SBU's financial controller and is responsible for ensuring that the results of the Unit's activities are accurately reported in the accounts in accordance and compliance with Group accounting rules and methods. To this effect, these financial controllers also check profit estimates for ongoing projects and assess their accounting impact, make sure that services are billed and paid for, as well as testify to the quality of the information contained in financial reports and in the accounting schedules used as the basis for preparing the consolidated financial statements.

All financial controllers apply the Group's accounting procedures and policies contained in the TransFORM manual which sets out:
- the "musts" of internal control,
- what information must be reported, and how often,
- management rules and procedures,
- applicable accounting rules,
- performance indicators.

3.3.2. Financial processes

In order to exercise effective control over operations, the Group requires Business Units to submit weekly, monthly, quarterly, half-yearly and annual reports of all budget, forecast, operational and accounting information required in general to manage the Group:

- **Budget and forecasting process**: The budget is the fundamental management control tool: drawn up by both the Company and its managers based upon the manager's past performance, the Group's chosen strategic priorities and expected market trends, it sets quantified targets for the Strategic Business Units and their component BUs. The process for preparing this budget is a high point in the relationship between the different levels of the Group's management and makes it possible to create a substantial link between the variable portion of the compensation paid to operational managers and the attainment of the budget targets that have been set for the unit they manage as well as those of the higher-level unit to which their Unit belongs. Finally, a forecast income statement (for a rolling 7-month period, i.e., the current month and the next six months, and for the entire year) is prepared monthly. Variances from the budget are analyzed, so that any corrective action plans that may be needed can be drawn up as quickly as possible.

- **Operational reporting and accounting consolidation process**: Reporting of information is organized per Business Unit forming an SBU and by business line: it therefore allows revenues and costs to be split either by type or by function and to measure performance indicators against budget, the latest forecast and the same figures for the prior year, and to provide analyses of balance sheet items (on a quarterly basis only). A reconciliation is performed to ensure that financial information derived from the operational reporting system is consistent with the consolidated financial information provided by the legal entities in the Group.

At each yearly or half-yearly closing, the scope of consolidation is redefined by the Group Finance Department and validated by the Group Legal Affairs Department. Written instructions are issued providing a timetable for period-end tasks (in particular, the reconciliation of intercompany transaction balances), highlighting current accounting issues requiring specific attention, and describing the control procedures that will be applied to prepare the consolidated financial statements.

The financial consolidation process is based on the reporting of information contained in accounting packages, which must be signed off on each occasion by the person responsible for preparing them. Income statements, balance sheets and other key management indicators required for subsequent analysis are stored in a single database maintained at Group level. Access to this information system is strictly controlled. A monthly management report is prepared for each Strategic Business Unit jointly by the manager and financial controller of the Unit. This report is designed to give an explanation of performance figures,

forecasts for the next six months and actions taken in the event of material variances with budget.

- **Financial information controls:** The interim and annual financial statements are subject to specific controls regarding financial information and its presentation. These include:
  - a systematic review carried out with the assistance of the Legal Affairs Department of all material operations and transactions occurring during the period,
  - a procedure to identify, collate and report off-balanc sheet commitments and any other information liable to have significant repercussions on the financial position of the Group or one of its subsidiaries at the end of the period,
  - a review of the tax position of each of the Group's legal entities,
  - a review of the value of intangible assets,
  - a detailed analysis of the statement of cash flows.

The controls described above, carried out by the Group's Finance Department are supplemented by the work of two bodies that are independent of the Finance Department and that are tasked with carrying out checks on the internal control environment and verifying the quality of the financial statements: the Internal Audit team and the Statutory Auditors.

- Internal Audit: based on its program covering the Group's Business Units drawn up in agreement with the Group's Chairman and its Chief Executive (as it reports to both directly), the Internal Audit function is responsible for carrying out controls to ensure that procedures relating to the safeguarding of assets, the valuation of work in-progress and actual amount of trade accounts receivable, and to the proper recognition of liabilities, are applied in each Business Unit in accordance with the rules and methods established by the Group. In particular, Internal Audit is asked to pay special attention to methods for recognizing revenue and controlling the percentage-of-completion of projects, so as to ensure that projects are accounted for on the basis of rigorous, up-to-date technical assessments. The Internal Audit brief also includes a review of the procedures and controls in place within the Unit concerned to ensure the security and validity of transactions and accounting entries.
- Statutory Auditors: one of the main roles of the Statutory Auditors consists of performing an ongoing review of internal control procedures with an impact on the preparation and quality of the financial statements.

- **Communication of financial information:** this is subject to rigorous internal control, with a particular focus on three key methods used to report financial information:
  - the Annual Report (and the attached Reference Document),
  - financial press releases,
  - documents prepared for meetings with analysts and investors.

The Annual Report has traditionally played the predominant role in the Group's financial communications since 1975. The preparation of the report, its content, illustrations, production and distribution are therefore subject to particular attention on the part of the Senior Management and, above all, the Chairman. All the sections of the Group Annual Report are written internally by staff and managers of the Group: each of them is responsible, in his own specific area of competence, for designing and setting out a chapter of this Annual Report within the scope of a general outline proposed by the Com¬munications Department. Inserted into the Annual Report, the Reference Document combines all the information that must be provided pursuant to all legal and regulatory requirements and is drawn up under the responsibility of Group Finance Department.

Financial press releases are only published after receiving the formal approval of the Board of Directors or the Chairman, and they must therefore be submitted to them sufficiently in advance. Except in exceptional circumstances, they are published outside the trading hours of the Paris stock exchange.

The documents prepared for meetings with analysts and investors are subject to specific preparation, and their content is presented to the Board of Directors or the Chairman prior to the meetings. This preparatory work is then used as a framework for comments and explanations provided by the Chief Executive Officer and/or the Chief Financial Officer during the meetings.

3.3.3. Rules governing share trading

The Group requires all employees to refrain from carrying out any kind of transaction involving the Company's shares during certain periods of the year. Employees are reminded of these prohibitions in writing before the start of each such period.

STATUTORY AUDITORS' REPORT PREPARED IN ACCORDANCE WITH ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE (CODE DE COMMERCE), ON THE REPORT OF THE CHAIRMAN OF CAP GEMINI SA'S BOARD OF DIRECTORS, ON THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Cap Gemini SA and in accordance with article L.225-235 of the French Commercial Code (Code de commerce), we hereby present our report on the report prepared by the Chairman of the Board of Directors of the Company in accordance with article L.225-37 of the French Commercial Code for the year ended December 31, 2005.

In his report, the Chairman of the Board of Directors is required to comment on the conditions in which the duties of the Board are prepared and organized and the internal control procedures in place within the Company. Our responsibility is to report to you our observations on the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of accounting and financial information.

We performed our procedures in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of accounting and financial information. These procedures mainly consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of accounting and financial information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the Chairman's report.

Based on these procedures, we have no matters to report on the information concerning the Company's internal control procedures relating to the preparation and processing of accounting and financial information, contained in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of article L.225-37 of the French Commercial Code.

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard RASCLE

KPMG Audit
Department of KPMG SA

Jean-Luc DECORNOY – Frédéric QUÉLIN
Partner | Partner

GROUP CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report, together with the Statutory Auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by your Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Cap Gemini SA and subsidiaries, for the year ended December 31, 2005.

These consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.
These financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with IFRS as adopted for use by the European Union.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Note 1 f) to the consolidated financial statements describes the methods used to account for revenues and costs related to long-term services rendered. As part of our assessments of the accounting rules and principles adopted by the Group, we verified whether the methods used to account for revenues and costs related to long-term services rendered were appropriate, and obtained assurance of their correct application and that the estimates used were reasonable.
- A deferred tax asset of €811 million is recorded in the consolidated balance sheet. Note 13 to the consolidated financial statements describes the methods used to calculate this asset. As part of our assessments, we verified the overall consistency of the information and assumptions used to calculate this deferred tax asset.
- Net intangible assets carried in the consolidated balance sheet include €1,809 million in unamortized goodwill. The accounting principles used and the methods applied to determine the value in use of these assets are described in notes 1 i) and 10 to the consolidated financial statements.
  As part of our assessments, we verified whether the approach applied was correct and that the assumptions used and resulting valuations were consistent overall.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III - Specific verifications

In accordance with professional standards applicable in France, we have also reviewed the information given in the Group management report. We have no comments to make as to its fair presentation and its conformity with the consolidated financial statements.

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit *Department of KPMG S.A.*
Bernard RASCLE	Jean-Luc DECORNOY – Frédéric QUÉLIN Partner Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2005

in millions of euros	*Notes*	2004 Amount	2004 %	2005 Amount	2005 %
Revenues	3	**6, 235**	**100**	**6, 954**	**100**
Cost of services rendered	4	4,712	75.6	5,377	77.3
Selling expenses	4	611	9.8	524	7.6
General and administrative expenses	4	936	15.0	828	11.9
Operating margin		**(24)**	**(0.4)**	**225**	**3.2**
Other operating income	5	6	0.1	175	2.5
Other operating expense	5	(263)	(4.2)	(186)	(2.6)
Operating profit/(loss)		**(281)**	**(4.5)**	**214**	**3.1**
Finance costs, net	6	(28)	(0.5)	(24)	(0.4)
Other financial income and expense, net	7	1	-	(14)	(0.2)
Finance expense, net		(27)	(0,5)	(38)	(0.6)
Income tax expense	8	(226)	(3.6)	(35)	(0.5)
Profit/(loss) for the period		**(534)**	**(8.6)**	**141**	**2.0**
Attributable to:					
Equity holders of the parent		(534)	(8.6)	141	2.0
Minority interests		-	-	-	-

	Note	2004	2005
Weighted average number of ordinary shares		**131,292,801**	**131,391,243**
Basic earnings/(loss) per share (in euros)	9	(4.07)	1.07
Weighted average number of ordinary shares (diluted)		**132,789,755**	**138,472,266**
Diluted earnings/(loss) per share (in euros)	9	(4.02)	1.06

CONSOLIDATED BALANCE SHEETS
AT DECEMDER 31, 2004 AND DECEMBER 31, 2005

in millions of euros	*Notes*	2004	2005
ASSETS			
Intangible assets	10	1,963	1,951
Property, plant and equipment	11	449	399
Financial assets	12	64	48
TOTAL FIXED ASSETS AND INVESTMENTS		**2,476**	**2,398**
Deferred tax	13	775	811
Non current receivables	14	124	127
TOTAL NON-CURRENT ASSETS		**3,375**	**3,336**
Accounts and notes receivable	15	1,814	1,868
Other receivables	16	178	180
Assets held for sale	17	17	-
Short-term investments	18-19	1,001	1,805
Cash	18	251	416
TOTAL CURRENT ASSETS		**3,261**	**4,269**
TOTAL ASSETS		**6,636**	**7,605**

in millions of euros	*Notes*	2004	2005
EQUITY AND LIABILITIES			
Share capital		1,051	1,053
Additional paid-in capital		2,226	2,229
Retained earnings and other reserves		45	(431)
Profit/(loss) for the period		(534)	141
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS		**2,788**	**2,992**
Minority interests		-	-
TOTAL EQUITY		**2,788**	**2,992**
Long-term financial debt	18-19	768	1,145
Deferred tax	13	95	121
Provisions for pensions and other post-retirement benefits	20	426	448
Non-current provisions	21	19	14
Other non current liabilities	22	145	138
TOTAL NON-CURRENT LIABILITIES		**1,453**	**1,866**
Short-term financial debt and bank overdrafts	18-19	200	171
Accounts and notes payable	23	2,082	2,490
Current provisions	21	20	20
Current income tax liabilities		56	47
Other payables	24	37	19
TOTAL CURRENT LIABILITIES		**2,395**	**2,747**
TOTAL EQUITY AND LIABILITIES		**6,636**	**7,605**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2005

in millions of euros	*Note*	2004	2005
Profit/(loss) for the period		**(534)**	**141**
Impairment of goodwill	5	19	6
Depreciation, amortization and write-downs of fixed assets	10-11	213	200
Net additions to provisions (excluding current assets)		24	28
(Gains)/losses on disposals of assets	5	(14)	(166)
Expense relating to stock options and share grants	5	4	12
Finance costs, net	6	28	24
Income tax expense	8	226	35
Cash flows from operations before finance costs, net and income tax (A)		**(34)**	**280**
Income tax paid (B)		4	(36)
Change in accounts and notes receivable, net		(29)	(39)
Change in accounts and notes payable, net		295	244
Change in other receivables and payables, net		82	93
Change in operating working capital (C)		**348**	**298**
NET CASH FROM OPERATING ACTIVITIES (D=A+B+C)		**318**	**542**
Acquisitions of property, plant and equipment and intangible assets	10-11	(125)	(106)
Proceeds from disposals of property, plant and equipment and intangible assets		24	14
		(101)	**(92)**
Acquisitions of financial assets		(73)	(39)
Proceeds from disposals of businesses and consolidated companies	5	18	194
Proceeds from disposals of non-consolidated companies	7	70	5
Proceeds from disposals of other financial assets		8	16
		23	**176**
Effect of changes in Group structure		(5)	(6)
NET CASH (USED IN)/FROM INVESTING ACTIVITIES (E)		**(83)**	**78**
Increase in share capital		-	5
Proceeds from borrowings		43	474
Repayments of borrowings		(199)	(183)
Finance costs, net	6	(28)	(24)
NET CASH (USED IN)/FROM FINANCING ACTIVITIES (F)		**(184)**	**272**
NET CHANGE IN CASH AND CASH EQUIVALENTS (G=D+E+F)		**51**	**892**
Effect of exchange rate movements on cash and cash equivalents (H)		(9)	12
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (I)	**18**	**1,190**	**1,232**
CASH AND CASH EQUIVALENTS AT END OF YEAR (G+H+I)	**18**	**1,232**	**2,136**

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2005

in millions of euros	Number of shares	Share capital	Additional paid-in capital	Treasury stock (1)	Retained earnings and other reserves	Deferred taxes recognized in equity	Re-measurement of available-for-sale financial instruments	Effective portion – hedging instruments	Translation adjustments	Total equity (2)
At January 1, 2004	**131,165,349**	**1,049**	**2,220**	**(5)**	**43**	**-**	**-**	**-**	**-**	**3,307**
Increase in share capital upon exercise of options (3)	6,700	-	-	-	-	-	-	-	-	-
Net increase in share capital for the acquisition of Transiciel	211,129	2	5	-	-	-	-	-	-	7
Disposal of treasury stock (209,477 shares) returned to the Company in 2003	-	-	1	5	-	-	-	-	-	6
Translation adjustments	-	-	-	-	-	-	-	-	(11)	(11)
Valuation of stock options (3)	-	-	-	-	4	-	-	-	-	4
Transiciel earn-out payment (4)	-	-	-	-	9	-	-	-	-	9
Loss for the period	-	-	-	-	(534)	-	-	-	-	(534)
At December 31, 2004	**131,383,178**	**1,051**	**2,226**	**-**	**(478)**	**-**	**-**	**-**	**(11)**	**2,788**
Increase in share capital upon exercise of options (3)	198,800	2	3	-	-	-	-	-	-	5
Issue of "OCEANE 2005" convertible/exchangeable bonds (June 16, 2005) (5)	-	-	-	-	40	(14)	-	-	-	26
Purchase of a call on Capgemini shares to neutralize the dilutive impacts of the "OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003 (6)	-	-	-	-	(16)	6	-	-	-	(10)
Translation adjustments	-	-	-	-	-	-	-	-	29	29
Valuation of stock options (3)	-	-	-	-	11	-	-	-	-	11
Consolidation and elimination of 576,438 shares attributed or attributable to employees of the Capgemini Group (7)	-	-	-	(16)	19	-	-	-	-	3
Elimination of 85,000 treasury shares purchased under the share buyback program (8)	-	-	-	(2)	-	-	-	-	-	(2)
Impact of measuring shares in non-consolidated companies at fair value (9)	-	-	-	-	-	-	2	-	-	2
Change in reserves relating to hedging instruments	-	-	-	-	-	-	-	(1)	-	(1)
Transiciel earn-out payment (4)	-	-	-	-	2	-	-	-	-	2
Other changes (10)	-	-	-	-	(2)	-	-	-	-	(2)
Profit for the period	-	-	-	-	141	-	-	-	-	141
At December 31, 2005	**131,581,978**	**1,053**	**2,229**	**(18)**	**(283)**	**(8)**	**2**	**(1)**	**18**	**2,992**

(1) See Note 1.K.

(2) At December 31, 2005, minority interest amounted to €0.1 million.

(3) The method for measuring and recognizing stock options is described in Note 9.A. – "Stock option plans and shares grants", as well as in Note 31.IV.F. "Share-based payment: stock options" concerning the transition to IFRS.

(4) The second tranche of the alternative public exchange offer for Transiciel shares launched by Cap Gemini S.A. on October 20, 2003, contains an earn-out mechanism. Based on 2004 and 2005 earnings, additional purchase consideration was estimated at €11 million at December 31, 2005 (subject to validation by the third-party mediator as provided for by article 1.4.13.10 of the alternative public exchange offer) €2 million higher than the previous year's valuation.

(5) On June 16, 2005, Cap Gemini S.A. issued bonds convertible and/or exchangeable into existing or new Cap Gemini shares ("OCEANE"), due January 1, 2012, for a nominal value of €437 million (see Note 18 – "Net cash and cash equivalents"). The after-tax difference (€26 million) between the nominal value of the bonds and the fair value of the liability component at issue is recognized in equity.

(6) Simultaneously to the above mentioned "OCEANE" issue, the Group decided to neutralize in full the potential dilutive impact of the "OCEANE 2003" convertible bonds issued on June 24, 2003, for a nominal amount of €460 million and due January 1, 2010, via the purchase for €16 million (before tax) of a call option on approximately 9 million Capgemini shares, equal to the number of underlying shares of the "OCEANE 2003" convertible bonds issue. This call option is recorded in equity, net of tax.

(7) As mentioned in Note 9.A. – "Stock option plans and shares grants", and pursuant to the amendment to Interpretation 12 of the Standing Interpretation Committee (SIC 12) issued in November 2004, the Capgemini shares and cash corresponding to the proceeds from the sale of Capgemini shares held in the trusts and bank accounts set up at the time of the May 2000 acquisition of Ernst & Young's consulting business were consolidated. These entities i) initially held a portion of the shares issued and granted to the owners of the Ernst & Young consulting business as consideration for their asset contributions (these Capgemini shares vested on a gradual basis), and ii) subsequently held a portion of the shares returned by former partners of Ernst & Young's consulting business who became employees of the Capgemini Group and who left the Group, in accordance with the agreements relating to the acquisition which provided for their subsequent reallocation to other employees within the country concerned. At December 31, 2005, these entities held a total of 576,438 Capgemini shares and €1.7 million in cash. The expense for the year 2005 concerning shares allocated amounted to €1.7 million.

(8) Within the scope of the share buyback program described in the information memorandum approved by the AMF under reference number 05.238 on April 8, 2005, the 85,000 treasury shares held at December 31, 2005 in connection with the liquidity contract implemented as from September 30, 2005 were deducted from consolidated equity for an amount of €2 million.

(9) The remaining 5% interest held in Zacatii Consulting Inc (formerly Capgemini Japan K.K.) following the Group's August 12, 2005 sale of a stake in this company (see Note 2 – "Changes in Group structure") were reassessed at fair value at December 31, 2005.

(10) A certain number of IFRS adjustments to transactions which took place prior to January 1, 2005 have been recognized in that statement of changes in equity in 2005. These adjustments concern non-material changes in accounting treatment compared to that applied in the IFRS transition financial statements presented Note 31 – "Impact of the transition to IFRS on the 2004 financial statements".

NOTE 1 – ACCOUNTING POLICIES

Pursuant to European Commission Regulation No. 1606/2002 of July 19, 2002, the 2005 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB), including International Accounting Standards (IASs) and the related interpretations endorsed by the European Union at December 31, 2005 and published in the Official Journal of the European Union.

The Group has elected to apply from January 1, 2004, IAS 32 – "Financial Instruments: Disclosure and Presentation", IAS 39 –"Financial Instruments: Recognition and Measurement", and the amendment to IAS 39 relating to "Cash Flow Hedge Accounting of Forecast Intragroup Transactions".

The Group has not opted for early adoption of certain standards and interpretations issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Union at December 31, 2005.
These include:

- IFRIC 4 – "Determining whether an Arrangement contains a Lease" which will be effective for accounting periods commencing on or after January 1, 2006. The Group is currently analyzing and calculating the estimated impact of IFRIC 4 on the consolidated financial statements.
- The Amendment to IAS 19 – "Employee Benefits", entitled "Actuarial Gains and Losses, Group Plans and Disclosures" which will be effective for accounting periods commencing on or after January 1, 2006. This amendment will principally lead to additional disclosures in the notes to the consolidated financial statements.

The Group has also not opted for early adoption of standards and interpretations issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) but not yet endorsed by the European Union at December 31, 2005. These include IFRS 7 – "Financial Instruments" and the amendment to IAS 1 – "Presentation of Financial Statements" concerning disclosures.

The financial statements for the year ended December 31, 2005 are the Group's first full set of accounts published in accordance with IFRS. They include comparative data consisting of the restated statement of income for the year ended December 31, 2004, the restated balance sheet at December 31, 2004, and the restated opening balance sheet at January 1, 2004 prepared in accordance with IFRS 1 – "First-time adoption of IFRS".

Note 31 – "Impact of the transition to IFRS on the 2004 financial statements" sets out the accounting principles used to restate the opening balance sheet at January 1, 2004 and provides a detailed evaluation of the impacts on the balance sheet captions at January 1, 2004 and December 31, 2004, as well as on the 2004 statement of income.

The consolidated financial statements and related notes for the year ended December 31, 2005 were approved by the Board of Directors on February 22, 2006.

The financial statements for 2004 and 2003 prepared according to French GAAP, as well as the Statutory Auditors' reports are available on pages 48 to 88 of the Group's 2004 Reference Document.

The main accounting policies applied by the Group are as follows:

A) Consolidation methods

The accounts of companies which are directly or indirectly controlled by Cap Gemini S.A. are fully-consolidated. Cap Gemini S.A. is deemed to exercise control over an entity when it has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investments in companies which Cap Gemini S.A. directly or indirectly controls jointly with a limited number of other shareholders are accounted for by the method of proportional consolidation. This method consists of consolidating the income and expenses, assets and liabilities of jointly-controlled companies, line by line, based on the Group's percentage interest in their capital.

Investments in affiliated companies over whose management Cap Gemini S.A. exercises significant influence, without however exercising full or joint control, are accounted for by the equity method. This method consists of replacing the cost of the shares with an amount corresponding to the Group's equity in the underlying net assets and of recording in the income statement the Group's equity in net income.

Details of the scope of consolidation are provided in Note 30 – "List of consolidated companies by country".

All consolidated and equity-accounted companies prepared their accounts at December 31, 2005 in accordance with the accounting policies and methods applied by the Group.

Intragroup transactions are eliminated on consolidation, as well as intercompany profits.

As mentioned in Note 9.A. – "Stock option plans and shares grants", and in application of the amendment to Interpretation 12 of the Standing Interpretation Committee (SIC 12) issued in November 2004, the Capgemini shares and cash corresponding to the proceeds from the sale of Capgemini shares held in the trusts and bank accounts set up at the time of the May 2000 acquisition of Ernst & Young's consulting business were consolidated as from January 1, 2005.

The Group does not have any special purpose entities.

B) Use of estimates

The preparation of financial statements involves the use of estimates and assumptions which may have an impact on the reported values of assets and liabilities at the period-end or on certain items of income and expense for the period. Estimates are based on economic data which are likely to vary over time and are subject to a degree of uncertainty. They mainly concern revenue recognition on contracts, the recognition of deferred tax assets, asset impairment tests, and current and non-current provisions.

C) Foreign currency translation

The consolidated financial statements presented in this report have been prepared in euros.

The balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of equity accounts, which are kept at their historical values. Statements of income of foreign subsidiaries are translated into euros at the weighted average rates of exchange for the year. However, for certain material transactions, it may be relevant to use a specific rate of exchange. Differences arising from the translation of profit at different rates are directly recognized in equity under "Translation adjustments" and have no impact on profit.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are recognized in equity, under "Translation adjustments", for their net-of-tax amount.

Exchange differences on receivables and payables denominated in a foreign currency are recorded as operating income or expense or financial income or expense, depending on the type of transaction concerned.

The exchange rates used to translate the financial statements of the Group's main subsidiaries into euros are as follows:

	Average exchange rates			Rates at December 31		
	2003	2004	2005	2003	2004	2005
US dollar	0.88582	0.80512	0.80461	0.79176	0.73416	0.84767
Pound sterling	1.44597	1.47413	1.46235	1.41884	1.41834	1.45921
Canadian dollar	0.63237	0.61874	0.66459	0.61599	0.60916	0.72860
Swedish krona	0.10961	0.10960	0.10779	0.11013	0.11086	0.10651
Australian dollar	0.57592	0.59241	0.61292	0.59517	0.57277	0.62077
Norwegian krona	0.12519	0.11950	0.12485	0.11885	0.12141	0.12523
Indian rupee	0.01901	0.01777	0.01823	0.01745	0.01684	0.01867
Polish zloty	0.22770	0.22119	0.24873	0.21268	0.24483	0.25907
Japanese yen (100)	0.76413	0.74426	0.73081	0.74105	0.71607	0.71994

D) Statement of income

Income and expenses are analyzed in the consolidated statement of income by function, reflecting the specific nature of the Group's business, as follows: cost of services rendered (corresponding to the costs incurred for the execution of client projects), selling expenses and general and administrative expenses. These elements do not include the charge resulting from the deferral of the fair value of shares and stock options granted to employees.

These three captions together represent ordinary operating expenses which are deducted from revenues to obtain operating margin. This is the main Group business performance indicator.

Certain reclassifications have been made compared with the amounts originally reported for 2004 concerning cost of services rendered, selling expenses, and general and administrative expenses, to comply with the classification principles

applied in 2005. In order to provide more complete information, these operating expenses are analyzed by nature in Note 4 – "Operating expenses by nature".

Operating profit is obtained by deducting other operating income and expense from operating margin. These include the charge resulting from the deferral of the fair value of shares and stock options granted to employees and non-recurring revenues or expenses, such as provisions for impairment of goodwill, capital gains or losses on disposals of consolidated companies or businesses, restructuring costs incurred under a detailed formal plan approved by the Board of Directors, the main features of which have been announced.

Profit for the period is subsequently obtained by taking into account the following items:

- Finance cost, net which include interest on borrowings calculated based on the effective interest rate, less income from cash and cash equivalents.
- Other financial income and expense which primarily corresponds to the impact of measuring financial instruments at fair value, disposal gains and losses and impairment of investments in non-consolidated companies, net interest costs on defined benefit plans, exchange gains and losses when the underlying are included in the net cash and cash equivalents, and other financial income and expense on miscellaneous financial assets and liabilities calculated using the effective interest method.
- Current and deferred income tax expense.

E) Earnings per share

Earnings per share are measured as follows:

- Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares. The weighted average number of ordinary shares is adjusted by the number of ordinary shares bought back or issued during the period and is calculated by reference to the date of issue of shares during the year.

- Diluted earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding, excluding treasury shares, both items being adjusted, if need be, for the effects of all dilutive potential ordinary shares corresponding to (i) options granted to employees of the Group (see Note 9.A. – "Stock option plans and shares grants"), (ii) bonds convertible and/or exchangeable into existing or new Capgemini shares and (iii) equity warrants (see Note 26 – "Commitments received from and given to third parties").

F) Revenue recognition and recognition of the cost of services rendered

The method for recognizing revenues and costs depends on the nature of the services rendered:

Time and materials contracts:

Revenues and costs relating to time and materials contracts are recognized as services are rendered.

Long-term fixed price contracts:

Revenues from long-term fixed price contracts, including systems development and integration contracts, are recognized under the "percentage-of-completion" method.

Costs related to long-term fixed price contracts are recognized as they are incurred.

When the projected cost of the contract exceeds contractual revenues, a provision is made for forecast losses on completion.

Outsourcing contracts:

Revenues from outsourcing agreements are recognized over the life of the contract as the services are rendered. When the services are made up of various different services which are not separately identifiable, the related revenue is recognized on a straight line basis over the life of the contract.

The related costs are recognized as they are incurred. However, a portion of costs incurred in the initial phase of outsourcing contracts (transition and/or transformation costs) may be deferred when they relate directly to the specific contract, relate to future activity on the contract and/or will generate future economic benefits, and are recoverable. Any repayment is recorded as a deduction of the costs incurred.

Revenues receivable from these contracts are recognized in assets under "Trade accounts receivable" when invoiced to customers, and under "Accrued income" when they are not yet invoiced. Deferred costs relating to outsourcing contracts are recorded under "work-in-progress".

Advances received from customers are recognized in liabilities under "Accounts and notes payable".

G) Intangible assets

Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities

at the date of acquisition, which is generally the date on which control is acquired. Goodwill is not amortized.

If the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is greater than the acquisition cost, the excess is recognized immediately in the statement of income.

The cost of a business combination is allocated by recognizing the identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values at the acquisition date, except for non-current assets classified as held for sale, which are recognized at fair value less costs to sell.

Other intangible assets

Computer software and user rights acquired on an unrestricted ownership basis, as well as software developed for internal use, which have a positive, lasting and quantifiable effect on future results, are capitalized and amortized over three to five years.

The capitalized cost of software developed for internal use represents costs that directly relate to its production, i.e. the salary costs of staff that developed the software concerned, as well as a directly attributable portion of production overheads.

H) Property, plant and equipment

The net value of property, plant and equipment corresponds to the historical cost of these items, less accumulated depreciation and impairment. No items of property, plant and equipment have been revalued. Buildings owned by the Group are measured based on the components method.

The cost of property, plant and equipment does not include any borrowing costs.

Subsequent expenditure (replacement and compliance costs of property, plant and equipment) are capitalized and depreciated over the remaining useful life of the asset concerned.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned. It is calculated based on the acquisition cost, less the residual value. Property, plant and equipment are depreciated over the estimated useful lives of the assets concerned:

Buildings	20 to 40 years
Fixtures and fittings	10 years
Computer equipment	3 to 5 years
Office furniture and equipment	5 to 10 years
Vehicles	5 years
Other equipment	5 years

Residual values and estimated useful lives are reviewed at each period-end.

The sale of property, plant and equipment gives rise to disposal gains and losses corresponding to the difference between the selling price and carrying amount of the asset concerned.

I) Impairment of fixed assets

Fixed assets are tested for impairment when there is any indication at the period-end that their recoverable amount may be less than their carrying amount. Goodwill is tested for impairment at least once a year.

The impairment test consists of assessing the recoverable amount of each asset or group of assets whose continued use generates cash inflows that are largely independent of the cash inflows generated by other assets or groups of assets. The assessment is performed using the discounted cash flows method and consists of assessing the recoverable amount of each Cash Generating Unit (CGU) within the Group, corresponding to a subsidiary or a geographic area where the Group has operations. Discounted cash flows are determined based on various parameters used in the budget procedure and on five-year projections, including growth and profitability rates considered reasonable. A standard discount rate and a standard long-term growth rate for the period beyond 5 years are applied to all valuations of CGUs. These rates are determined based on an analysis of the business segment in which the Group operates. When the recoverable amount of a CGU is less than its carrying amount, the impairment loss is deducted from goodwill to the extent possible and charged to operating profit under "Other operating expense".

J) Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. When a fixed asset is held under a finance lease, it is recognized as an asset at the lower of the fair value of the leased asset and the present value of future minimum lease payments, with the related obligation recorded as a liability. The asset is depreciated over its useful life in accordance with Group policy, the obligation is amortized over the lease term and deferred tax are recognized in accordance with accounting policy describe in Note 1.L "deferred tax".

K) Treasury stock

Cap Gemini S.A. shares held by the Company or any consolidated companies are shown as a deduction from equity, at cost. The proceeds from sales of treasury stock are allocated directly to equity, net of the tax effect, so that the gain or loss on the sale has no impact on profit for the period.

L) Deffered taxes

Deferred taxes are recorded in the statement of income and balance sheet to take into account temporary differences between the carrying amounts of certain assets and liabilities and their tax basis.

Deferred taxes are accounted for using the balance sheet liability method and are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Adjustments to deferred taxes for changes in tax rates (or tax laws) previously recognized in the statement of income or in equity are recognized in the

statement of income or in equity, respectively, for the period in which these changes become effective.

Deferred tax is recognized in profit or loss for the period when the related transaction or other event is recognized in profit or loss, except to the extent that the tax arises from a transaction or event which is charged or credited directly to equity, in which case the related deferred tax is also recognized directly in equity.

Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. This amount is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed when it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are offset if, and only if, the subsidiaries have a legally enforceable right to set off current tax assets against current tax liabilities, and when the deferred taxes relate to income taxes levied by the same taxation authority at the same time.

Deferred tax assets and liabilities are not discounted.

M) Financial instruments

Financial instruments consist of:

- financial assets, which primarily include long-term investments, non current receivables, accounts and notes receivable, other receivables and short-term investments;
- financial liabilities, which include long-term financial debt, other non current liabilities, short-term financial debt and bank overdrafts, accounts and notes payable and other payables.

Financial instruments (assets and liabilities) are first booked in the balance sheet at their initial fair value.

The subsequent measurement of financial assets and liabilities, depending on their classification in the balance sheet, is based either on their fair value or amortized cost. Financial assets measured at amortized cost are subject to tests to assess their recoverable amount as soon as there are indicators of a loss in value and at least at each closing date. The loss in value is recognized in the statement of income.

The amortized cost corresponds to the initial carrying amount (net of transaction costs), plus/minus interest expenses calculated using the effective interest rate, and less cash outflows (interest payments and reimbursement of principal). Accrued interests (income and expense) are not recorded on the basis of the financial instrument's nominal interest rate, but on its effective rate (actuarial rate, including costs, commissions and any redemption premium).

Financial instruments (assets and liabilities) are derecognized when the related risks and rewards of ownership have been transferred, and when the Group no longer exercises control over the instruments.

a) Recognition and measurement of financial assets
Financial assets and non current receivables
Financial assets mainly consist of shares in non-consolidated companies.
The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly represent long-term investments supporting strategic alliances with the companies concerned. The investments in non-consolidated companies are analyzed as available-for-sale financial assets and are thus recognized at fair value. For listed shares, fair value corresponds to the share price. If the fair value cannot be determined reliably, the shares are recognized at cost.
In the event of an objective indicator of a loss in the value of the financial assets (in particular, a significant and lasting decrease in the assets value), an impairment loss is recognized in the income statement.
Any increase in the fair value of shares in non-consolidated companies after initial recognition is recorded through equity and subsequently reclassified under financial income and expense on disposal of the shares concerned or where there is an objective indication that the value of the shares may be impaired (see above).

Financial assets also consist of "aides à la construction" (building aid program) loans, security deposits and guarantees and other long-term loans.
Non current receivables mainly include receivables due from the French Treasury resulting from an election to carry back tax losses, receivables which are expected to be settled beyond the normal operating cycle of the business to which they relate, and non-current derivative instruments.

Financial assets and non current receivables are recognized at amortized cost, with the exception of:

- shares in non-consolidated companies
- non-current derivative instruments recognized at their fair value (see below).

Accounts and notes receivable

Accounts and notes receivable mainly consist of trade receivables and correspond to the fair value of the expected consideration to be received. Where payment is deferred beyond the usual periods applied by the Group, the future payments concerned are discounted.

Short-term investments

Short-term investments are recognized in the balance sheet at their fair value at the year end. For listed securities, fair value corresponds to market price at the balance sheet date. Gains and losses from changes in fair value are recognized in the statement of income under "Income from cash and cash equivalents". Short-term investments mainly consist of mutual fund units and negotiable debt securities that can be rapidly converted into known amounts of cash that are not exposed to any material risk of impairment in value in the event of a change in interest rates.

Derivative instruments

Derivative instruments are initially recognized at fair value. Except as described below concerning hedging instruments, changes in the fair value of derivative instruments, estimated based on market rates or data provided by banks, are recognized in the statement of income at the balance sheet date.

Derivative instruments that qualify for hedge accounting are classified as fair value hedges or cash flow hedges in accordance with the criteria set out in IAS 39 "Financial Instruments: Recognition and Measurement".

The accounting treatment applied to these instruments is as follows:

- For fair value hedges of financial instruments recognized in the balance sheet, the change in fair value recognized in profit is offset by a symmetrical change in the fair value of the hedged instrument, to the extent that the hedge is effective.
- For cash flow hedges of future transactions, (i) the effective portion of the change in fair value of the derivative instrument is recorded directly in equity and taken to income when the hedged item affects profit, and (ii) the ineffective portion is recognized directly in income.

The effectiveness of a hedge is demonstrated by means of prospective retrospective tests performed at each balance sheet date. These tests are designed to validate whether the hedge qualifies for hedge accounting, by demonstrating that the hedging relationship is effective. The 80% to 125% range set in standard for retrospective tests is also used for the prospective tests.

b) Recognition and measurement of financial liabilities

Long-term financial debt

Long-term financial debt mainly consists of loans granted by banks, bonds and obligations under finance leases.

Loans granted by banks and bonds are initially recognized at fair value and are subsequently measured at amortized cost at each period-end up to maturity.

Fair value determined for the purpose of initial recognition corresponds to the present value of future cash outflows discounted at the market interest rate, minus transaction costs and any issue premiums.

Regarding convertible bonds, the difference between the nominal amount of convertible bonds and the fair value of the liability component as calculated above is recorded under equity.

In each subsequent period, the interest expense recorded in the statement of income corresponds to the theoretical interest charge calculated by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is calculated when the loan is taken out and corresponds to the rate that exactly discounts estimated future cash payments through the expected life of the loan to the initial fair value of the liability component of the loan.

The difference between interest expense thus calculated and the nominal amount of interest is recorded in gross borrowings costs, with the corresponding adjustment posted to liabilities.

Other financial liabilities

With the exception of derivative instruments, other financial liabilities are measured at amortized cost, calculated in accordance with the principles set out above.

Derivative instruments are measured at fair value in accordance with the principles set out above - see a) Recognition and measurement of financial assets.

N) Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short-term and long-term financial debt. Cash and cash equivalents correspond to short-term investments and cash, less bank overdrafts and derivative instruments when the underlying elements to which these relate are included in net cash and cash equivalents.

O) Pensions and other post-retirement benefits

Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans. The Group's obligations are limited to the payment of such contributions which are recorded in the statement of income as incurred.

Defined benefit plans consist of either:

- Unfunded plans, where benefits are paid directly by the Group. The related obligation is covered by a provision corresponding to the discounted present value of future benefit payments. Estimates are based on regularly reviewed internal and external parameters;
- Funded plans, where the benefit obligation is covered by external funds. Group contributions to these external funds are made in accordance with the specific regulations in force in each country.

Obligations under these plans are generally determined by independent actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each of these units is valued separately in order to obtain the amount of the Groups' final commitment.

The resulting obligation is discounted by reference to market yields on high quality corporate bonds, of a currency and term consistent with the currency and term of the post-retirement benefit obligation.
For funded plans, only the deficit is covered by a provision.

Current and past service costs – corresponding to an increase in the obligation – are respectively recorded in operating expense as incurred and over the residual vesting period of the rights concerned.

The impact during the year of discounting pension benefit obligations, as well as any changes in the expected return on plan assets, is recorded under "other financial income and expense".

Actuarial gains and losses correspond to the effect of changes in actuarial assumptions and experience adjustments (i.e. differences between previous actuarial assumptions and actual data) on the amount of the defined benefit obligation or the value of plan assets. They are recognized in operating profit based on corridor method, which consists of recognizing at each period-end over the average remaining service lives of plan participants, the portion of net cumulative unrecognized actuarial gains and losses that exceeds the greater of: (i) 10% of the present value of the defined benefit obligation at that date; and (ii) 10% of the fair value of any plan assets at that date.

P) Stock options granted to employees

Stock options may be granted to a certain number of Group employees entitling them to purchase Capgemini shares issued for this purpose within five or six years at an exercise price set when the options are granted.

Stock options are measured at fair value, corresponding to the value of the benefit granted to the employee on the grant date. It is recognized in "Other operating expense" in the statement of income on a straight-line basis over the option vesting period, with a corresponding adjustment to equity.

The fair value of stock options is calculated using the Black and Scholes option pricing model which incorporates assumptions concerning the option exercise price and the vesting period, the share price at the date of grant, implicit share price volatility, and the risk-free interest rate. The expense recognized also takes into account staff attrition rates for eligible employee categories.

In accordance with IFRS 1 – "First-time Adoption of International Financial Reporting Standards", only stock options granted after November 7, 2002 with a vesting date after January 1, 2005, are measured and recognized as "other operating expense". Recognition and measurement of stock options granted prior to November 7, 2002 is not required.

Q) Provisions

A provision is recognized in the balance sheet when the Group has a present obligation as a result of an event prior to the closing date, and when an outflow of resources embodying economic benefits that can be measured in a reliable manner is probable. Provisions are discounted when the impact of the time value of money is material.

R) Consolidated statement of cash flows

The consolidated statement of cash flows analyzes cash flows from operating, investing and financing activities.

S) Segment information

The Group manages its operations based on geographic areas, business segments and its clients' business lines. Only the geographic entities constitute profit centers for which detailed performance measurements exist. The primary reporting segment corresponds to the geographic areas housing the Group's operations. The secondary reporting segment corresponds to the Groups' business segments.
Costs relating to operations and incurred at Group level on behalf of geographic areas and business lines are attributed to the segments concerned either directly or on the basis of reasonable assumptions.
Items that have not been allocated correspond to *headquarters' expenses*. Inter-segment transfer prices are determined based on competitive market prices.

T) Exchange gains and losses on intragroup transactions

The incorporation of the results and financial position of a foreign subsidiary with those of the Group follows normal consolidation procedures, such as the elimination of intragroup balances and intragroup transactions of a subsidiary. However, an intragroup monetary asset (or liability), whether short-term or long-term, cannot be eliminated against the corresponding intragroup liability (or asset) without showing the results of currency fluctuations in the consolidated financial statements. This is because the monetary item

represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations. Accordingly, in the consolidated financial statements, such an exchange difference continues to be recognized in profit or loss or it is classified in equity if the underlying forms an integral part of the net investment in the foreign operation.

U) Non-current assets held for sale and discontinued operations

Non-current assets that meet the criteria to be classified as held for sale, and liabilities relating to discontinued operations are presented separately on the face of the balance sheet if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

These assets and liabilities are measured at the lower of carrying amount and fair value less costs to sell.

NOTE 2–CHANGES IN GROUP STRUCTURE

A) 2004

The main changes in the scope of consolidation during 2004 were as follows:

- On April 23, 2004, further to the reopened alternative public exchange offer and the public buyout offer followed by a compulsory buyout, the Group's percentage interest in Transiciel was raised to 100%.
- In Switzerland, Capgemini Schweiz AG took over Logimatik, the IT services subsidiary of the Georg Fischer group, on January 1, 2004 as part of an outsourcing contract. At December 31, 2004, Logimatik was 100% owned and was fully consolidated.
- In Germany, the Group took over the IT services subsidiaries of the Drägerwerk AG group on March 1, 2004 as part of an outsourcing contract. At December 31, 2004, these 100%-owned companies were fully consolidated.
- In the United States, the Group formed Capgemini Energy LP as part of a ten-year service contract, effective July 1, 2004, with the American electricity company TXU Energy Company LLC. At December 31, 2004, Capgemini Energy LP, which is 97.1% owned by the Group, was fully consolidated.
- In December 2004, the Group sold its Swedish and Norwegian infrastructure maintenance activities to the EDB group.

B) 2005

The main changes in the scope of consolidation during 2005 were as follows:

- At the end of 2004, a reorganization of French operations led to the formation of seven new entities (Capgemini Consulting, Capgemini Finance et Services, Capgemini Industrie et Distribution, Capgemini Est, Capgemini Ouest, Capgemini Sud and Capgemini Outsourcing Services), via a succession of asset-for-share exchanges that took place early in 2005.

  Furthermore, Capgemini OS Electric, formerly Cap Sogeti France S.A.S., was utilized for the purpose of the Group's contract with Schneider. This company is wholly-owned by the Group and is fully consolidated.
- In January 2005, the activities of Sogeti/Transiciel (now known as Sogeti) were reorganized and some new entities were created as a result of mergers and asset-for-share exchanges.
- In January 2005, the Group sold its 25.22% stake in IS Energy for €21 million, further to the end-2004 exercise by E.ON of the call option it held in relation to IS Energy's shares.
- On June 16, 2005, the Group sold its US healthcare business to the Accenture Group for €143 million.
- On August 12, 2005, the Group entered into an alliance with the Japanese Group N.T.T. Data Corporation and sold its 95% stake in Capgemini Japan K.K. for €30 million.
- On December 22, 2005 the Group converted into preference shares half of the ordinary shares it held in the UK-based company, Working Links (Employment) Limited, representing 16.5% of interest. This company – which was previously proportionally consolidated – is now recorded under shares in non-consolidated companies.

NOTE 3~REVENUES

Revenues break down as follows by geographic area :

in millions of euros	2004		2005	
	Amount	%	Amount	%
North America	1,351	22	1,353	20
United Kingdom and Ireland	1,288	20	1,738	25
Nordic countries	391	6	415	6
Benelux countries	857	14	956	14
Germany and Central Europe	477	8	443	6
France	1,479	24	1,666	24
Southern Europe	299	5	310	4
Asia-Pacific	93	1	73	1
TOTAL	**6,235**	**100**	**6,954**	**100**

The year-on-year increase in revenues in 2005 is 11.5% on a current Group structure and exchange rate basis and 15.0% on a like-for-like basis (based on constant exchange rates and Group structure).

NOTE 4~OPERATING EXPENSES BY NATURE

The analysis of expenses by nature is as follows:

in millions of euros	2004	2005
Personnel costs	4,001	4,175
Travel expenses	309	309
	4,310	**4,484**
Purchases and sub-contracting	1,437	1,808
Rent and local taxes	282	240
Depreciation, amortization and provisions	230	197
TOTAL	**6,259**	**6,729**

Foreign currency gains and losses relating to operating items amounted to a net loss of €6 million in 2004 and a net gain of €0.3 million in 2005.

Personnel costs break down as follows:

in millions of euros	2004	2005
Wages and salaries	3,171	3,283
Payroll taxes	747	803
Pension costs related to defined benefit plans (1)	83	86
Other post-retirement benefit expenses	-	3
TOTAL	**4,001**	**4,175**

(1) See Note 20 – "Provisions for pensions and other post-retirement benefits".

NOTE 5–OTHER OPERATING INCOME AND EXPENSE

A) Other operating income

in millions of euros	2004	2005
Capital gains or losses on the sale of consolidated companies or businesses	6	166
Other	-	9
OTHER OPERATING INCOME	**6**	**175**

Other operating income mainly includes the following items:

- **Capital gains or losses on the sale of consolidated companies or businesses :**
  - In December 2004, the Group sold its Swedish and Norwegian infrastructure maintenance activities to the EDB group for €18 million, generating a €6 million gain.
  - In January 2005, the Group sold its 25.22% stake in IS Energy in Germany for €21 million, further to the end-2004 exercise by E.ON of the call option it held in relation to IS Energy's shares. This transaction generated a capital gain of €15 million.
  - On June 16, 2005, the Group sold its US healthcare business to the Accenture Group for €143 million, generating a capital gain of €123 million.
  - In August 2005, the Group sold 95% of its interest in Capgemini Japan K.K. to the Japanese group NTT Data Corporation for €30 million, generating a capital gain of €28 million.
- **Other income :**
  - In April 2005, the Group sold the finance lease on the property at Béhoust, which housed the Group University until the opening in 2003 of the new university at the "Les Fontaines" site located in Gouvieux. This transaction generated a net capital gain of €5 million.

B) Other operating expense

in millions of euros	2004	2005
Restructuring costs	(240)	(164)
Impairment of goodwill	(19)	(6)
Expenses relating to stock options and shares grants	(4)	(12)
Other	-	(4)
OTHER OPERATING EXPENSE	**(263)**	**(186)**

Other operating expense mainly includes the following items:

In 2004

- **Restructuring costs**
  - €153 million in costs directly related to workforce reduction measures involving 2,335 employees, mainly in France, the Benelux countries, the United Kingdom, Germany and Central Europe, and Italy.
  - €87 million in other costs, mainly relating to measures taken to streamline the Group's real estate assets. These costs concerned North America, the United Kingdom, the Nordic countries, France, the Benelux countries, and Germany and Central Europe.
- **Impairment of goodwill**

  In 2004, an impairment loss of €7 million was recorded relating to residual goodwill in Italy. Impairment losses relating to goodwill were also recognized in the following regions: €8 million for the Benelux countries; €2 million for the United Kingdom; and €2 million for Central Europe.

In 2005

- **Restructuring costs**
  - €83 million in costs directly related to workforce reduction measures, mainly in North America (€31 million), France (€12 million), the Nordic countries (€9 million), the Benelux countries (€8 million), the United Kingdom (€6 million) and Italy (€2 million).
  - €66 million in other costs, all of which relate to measures taken to streamline the Group's real estate assets in North America (€56 million), France (€3 million) and the United Kingdom (€2.5 million).
  - €15 million in costs related to the accelerated amortization of software in North America.
- **Expenses relating to stock options and shares grants**

  These expenses are determined as explained in Note 9.A. – "Stock option plans and shares grants".
- **Impairment of goodwill**

  In 2005, a €4 million impairment loss was recognized on residual goodwill in the Netherlands. An impairment loss of €2 million was also recognized on goodwill in the United Kingdom.

NOTE 6~FINANCE COSTS, NET

Finance cost, net can be analyzed as follows:

in millions of euros	2004	2005
Gross borrowings costs	(46)	(57)
Income from cash and cash equivalents	18	33
FINANCE COSTS, NET	**(28)**	**(24)**

- **Gross borrowings costs**

Gross borrowings costs can be broken down as follows:

in millions of euros	2004	2005
Interest on convertible bonds	(20)	(30)
Other interest expenses	(26)	(27)
TOTAL	**(46)**	**(57)**

The change in gross borrowings costs in 2005 is attributable to the interest expense on the €10 million related to the "OCEANE 2005" convertible bonds issued on June 16, 2005 (see Note 18 – "Net cash and cash equivalents").

Other interest expenses items mainly correspond to:
- €11 million in notional interest related to finance leases (mainly concerning the United Kingdom, the Netherlands and Canada),
- €4 million in notional interest related to the recognition (at amortized cost) of a financial debt following the reinstatement in the balance sheet of the carry back tax credits sold in 2003 and 2004. The recognition of a financial expense is offset by notional income related to the carry back tax credits and recorded in operating income (see Note 31.IV.E – "Taxes")
- €5 million in notional interest related to the recognition in financial debt of the present value of the put option held by the TXU group (see Note 31.IV.I – "Put Options on Minority Interests")

- **Income from cash and cash equivalents**

This mainly consists of income on investments.

NOTE 7~OTHER FINANCIAL INCOME AND EXPENSE, NET

Other financial income and expense, net consist of:

in millions of euros	2004	2005
Measurement of financial instruments at fair value	3	2
Gain on disposal of investments in non-consolidated companies	18	3
Exchange gains	2	2
Other	4	2
Total other financial income	**27**	**9**
Measurement of financial instruments at fair value	(3)	(2)
Impairment of investments in non-consolidated companies	-	(3)
Net interest cost on defined benefit plans	(9)	(8)
Expenses related to measurement of financial liabilities in accordance with the amortized cost method (1)	(5)	(4)
Exchange losses	(4)	(2)
Other	(5)	(4)
Total other financial expenses	**(26)**	**(23)**
Total other financial income and expense, net	**1**	**(14)**

(1) This item concerns financial liabilities which are not included in net cash and cash equivalents (see Note 1.N. – "Net cash and cash equivalents").

The change in other financial income and expense, net between 2004 and 2005 is primarily due to the €18 million net gain on the sale for €70 million of the Group's non-consolidated interest in Vertex that positively impacted 2004.

NOTE 8–INCOME TAX EXPENSE

Income tax expense can be analyzed as follows:

in millions of euros	2004	2005
Current income taxes	11	(34)
Deferred income taxes	(237)	(1)
TOTAL	**(226)**	**(35)**

Current income tax expense for 2005 mainly comprises:

- €21 million in income taxes on profits, especially relating to the Netherlands, Germany and Central Europe, and India.
- €11 million in taxes not based on taxable income mainly related to North America and Italy.

Deferred income tax expense for 2005 primarily corresponds to:

- €38 million related to the utilization of deferred tax assets on tax loss carry-forwards previously recognized due to taxable net income of the period. Of this amount, €33 million concerned the utilization of tax losses of the French tax group relief.
- €4 million related to the recognition of net deferred tax assets on temporary differences, mainly concerning Canada.
- €36 million related to the reassessment of deferred tax assets recognized in France further to the reorganization of the Group's North American operations (see Note 13 – "Deferred taxes").

In 2005, the Group's average effective rate of income tax was 19.9% of pre-tax profit. The Capgemini Group operates in countries with different tax regimes and the effective rate of income tax therefore varies from one year to another, based on changes in each country's contribution to consolidated profit. The effective rate of income tax is also significantly affected by changes in deferred tax assets recognized in relation to tax loss carry-forwards available to the Group.

The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

in millions of euros	2004	2005
STANDARD TAX RATE IN FRANCE (%)	**35.4**	**34.9**
Tax (expense)/income at the standard rate	**109**	**(61)**
Impact of:		
Deferred tax assets unrecognized or depreciated on tax loss carry-forwards and temporary differences	(117)	(16)
Impact of reassessment of deferred taxes related to the Ernst & Young acquisition	(226)	-
Impact of reassessment of deferred taxes recognized in France as the result of the reorganization of North American operations	36	36
Recognition of deferred tax assets on tax loss carry-forwards previously depreciated	-	10
Utilization of tax loss carry-forwards previously depreciated	-	4
Difference in tax rates between countries	3	1
Permanent differences and other items	(31)	(9)
Tax (expense)/income at the effective rate	**(226)**	**(35)**
EFFECTIVE RATE OF INCOME TAX (%)	**(73.4)**	**19.9**

In 2005, the Group's effective tax rate was principally due to the combined effect of:

- Unrecognized deferred tax assets totalling €11 million, mainly relating to North America, Central Europe, Italy and Asia-Pacific and the depreciation of deferred tax assets in France in the amount of €5 million, arising from the consolidation of the Transiciel group and the reorganization of the Local Professional Services business.
- The €36 million reassessment impact of deferred tax assets recognized in France in accordance with the procedures described in Note 13 – "Deferred taxes".
- The recognition of deferred tax assets on tax loss carry-forwards arisen prior to January 1, 2005, concerning Germany (€7 million) and Norway (€3 million).
- The utilization of previously depreciated tax loss carry-forwards relating to taxable profit for 2005, primarily concerning the United Kingdom (€4 million).
- Permanent differences and other items including:
  - €11 million in taxes not based on taxable income, of which €7 million related to North America and Italy,
  - €2 million in permanent differences and other items, mainly concerning Central Europe and France.

Deferred tax liabilities relating to the "equity" component of the "OCEANE 2005" convertible bonds issue of June 16, 2005, calculated in accordance with the method described in footnote 5 of the consolidated statements of changes in equity, were recorded through equity. In addition, the deferred tax assets relating to the purchase of a call option aimed at neutralizing the dilutive impact of the "OCEANE 2003" convertible bonds issued on June 24, 2003, were also recorded through equity (see footnote 6 of the consolidated statements of changes in equity).

NOTE 9~SHAREHOLDERS' EQUITY

A) Stock option plans and shares grants

At the May 24, 1996, May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization in respect of the May 24, 1996 and May 23, 2000 plans, and an authorization period of 38 months in respect of the May 12, 2005 plan, to grant stock options to a certain number of Group employees on one or several occasions.

The main features of these plans and their bases of calculation are set out in the table below:

	1996 Plan	2000 Plan		2005 Plan	Total
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000		May 12, 2005	
Maximum number of shares to be issued on exercise of options	6,000,000	12,000,000		6,000,000	
Date options first granted under the plan	July 1, 1996	September 1, 2000	October 1, 2001	October 1, 2005	
Deadline for exercising stock options after their grant date (based on progressive tranches)	6 years	6 years	5 years	5 years	
Exercise price as a % of the average share price over the twenty stock market trading days preceding the grant date	80%	80%	100%	100%	
Exercise price (per share and in euros) of the various stock option grants:					
Low	144.00	139.00	21.00	30.00	
High	161.00	161.00	60.00	30.00	
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2004	1,411,950	10,877,200		-	12,289,150
Number of new stock options granted during the year	Plan expired	1,623,000		1,915,500	3,538,500
Number of options forfeited or cancelled during the year	852,950	1,674,100		-	2,527,050
Number of options exercised at December 31, 2005	-	198,800 (1)		-	198,800
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2005	559,000 (2)	10,627,300 (3)		1,915,500 (4)	13,101,800
Residual weighted average life (in years)	0.65	2.57		4.75	

(1) At December 31, 2005, 170,000 stock options granted at a price of €24, and 28,800 stock options granted at a price of €21, had been exercised.
(2) Representing 293,000 shares purchased at a price of €161 and 266,000 shares purchased at a price of €144.
(3) Representing 776,100 shares purchased at a price of €161; 524,500 shares at €139; 1,770,500 shares at €60; 1,447,600 shares at €24; 1,020,000 shares at €40; 371,000 shares at €31; 3,255,600 shares at €21 and 1,462,000 shares at €27.
(4) Representing 1,915,500 shares purchased at a price of €30.

The Group has no contractual or implicit obligations to purchase or settle the options in cash.

In the event of a notice of authorization of a tender offer or public exchange offer for some or all of the Company's shares published by Euronext, option holders would be entitled, if they so wish, to exercise all of their options immediately - or all of their remaining unexercised options.

Fair value of options granted and impact on the financial statements

In accordance with IFRS 1 – "First-time Adoption of International Financial Reporting Standards", only stock options granted after November 7, 2002 with a vesting date after January 1, 2005, are measured and recognized as other operating expenses. Recognition and measurement of stock options granted prior to November 7, 2002 is not required, thus they are not measured and recognized.

Summary	Plan no. 5 (5-year authorization)				Plan no. 6 (38-month authorization)
Dates of the stock option grants impacted by restatements in accordance with IFRS 2	October 1, 2003	April 1, 2004	October 1, 2004	April 1, 2005	October 1, 2005
Number of stock options initially granted	1,406,000	566,000	3,634,500	1,623,000	1,915,500
Exercise price (per share and in euros) of the various stock option grants	40	31	21	27	30
Share price at the grant date	35.88	31.19	19.09	27.06	32.59
Number of shares subscribed at December 31, 2005	-	-	28,800	-	-
Principal market conditions at the grant date:					
Volatility	37-38%	38.1-38.8%	37.5-38.5%	32.4-33.8%	27.4-29.4%
Average length of the option exercise period (years)	3.5-4.25	3.5-4.25	3-4.25	3-4.25	3-4.25
Risk-free interest rate	2.7-3.1%	2.8-3%	3-3.3%	2.2-2.9%	2.3-2.7%
Expected dividend rate	1%	1%	1%	1%	1%
Off-market conditions:					
Employee presence within the Group at the exercise date	yes	yes	yes	yes	yes
Other	no	yes (1)	no	no	no
Pricing model used to calculate stock option fair values	Black & Scholes model				
Range of fair values in euros	8.7-10.3	9.2-10.3	4.5-5.7	6.2-7.8	7.6-9.4
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2005	1,020,000	371,000	3,255,600	1,462,000	1,915,500

(1) Certain Transiciel employees were granted stock options that were subject to exercise conditions (based on the Sogeti/Transiciel entity attaining a target adjusted gross operating profit) set out in a prospectus which was approved by the *Commission des Opérations de Bourse* under reference no. 03-935 on October 29, 2003.

Based on the calculation parameters used to determine fair value under the Black & Scholes option pricing method (see Note 1.P – Stock options granted to employees), the expense to be recorded between 2006 and 2010 with respect to the five option grants falling within the scope of application of IFRS 2 totals €20.3 million. The expense recorded in 2005 in "other operating expense" amounts to €10.5 million.

Agreements signed on the May 2000 acquisition of Ernst & Young's consulting business

These agreements included an employee-retention scheme applicable over a maximum five-year period for the key employees of Ernst & Young's consulting business who have joined the Group. This scheme was based on the gradual acquisition of ownership of shares granted to the sellers of the Ernst & Young consulting business. If a person covered by this scheme left the Group he or she could be required to return a portion of the shares received in May 2000. The agreements also provided that ownership of a portion of the shares thus returned would automatically be transferred to Cap Gemini S.A. (to be subsequently cancelled or sold) with the balance to be held within the local entities to which employees are attached (trusts and bank accounts) as part of the employee-retention scheme in order to be subsequently reallocated to other employees in the countries concerned. As certain shares were sold, in accordance with the provisions of the agreements, prior to their ownership fully vesting in the beneficiaries concerned and which have left the Group, cash amounts were also paid into these entities. These cash amounts corresponded to the disposal gain on the shares returned, which could, where appropriate, be granted to employees in the countries concerned in the form of exceptional remuneration.

The reallocations of Capgemini shares under this scheme are based on gradual acquisition of ownership of the shares – i.e. vesting conditions – which timeframe is similar to the one applicable to the stock options granted by Cap Gemini S.A.
In 2005, the above-mentioned entities granted 117,987 Capgemini shares to their respective employees (primarily in North America). In view of the vesting conditions applicable and the number of shares reallocated since November 7, 2002, i.e. in 2003 (126,299 shares) and 2004 (207,850 shares), the related expense for 2005 calculated in accordance with IFRS 2 amounts to €1.7 million.

B) Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. The weighted average number of ordinary shares is adjusted by the number of ordinary shares bought back or issued during the period.

At December 31	2004	2005
Profit/(loss) for the period (in millions of euros)	(534)	141
Weighted average number of ordinary shares	131,292,801	131,391,243
Basic earnings/(loss) per share (in euros)	**(4.07)**	**1.07**

The increase in the number of shares in 2005 is due to the exercise of stock options held by employees.

Diluted earnings per share

Diluted earnings per share are calculated by assuming conversion into ordinary shares of all dilutive instruments outstanding at the balance sheet date.

The average share price in 2005 is €28.15.

At December 31, 2005, dilutive instruments include:

- Share warrants related to the acquisition of Transiciel that were granted to former shareholders of Transiciel who had opted for the second tranche of the offer. Subject to the earnings targets of the new Sogeti/Transiciel entity being reached, these warrants will entitle their beneficiaries to a number of new Capgemini shares, carrying rights from January 1, 2006.
- Employee stock options considered to be potentially dilutive when the average market price of ordinary shares during the period exceeds the exercise price of the option including its fair value.
- "OCEANE 2005" convertible bonds issued on June 16, 2005 as the €6 million interest expense recorded (net of taxes), is lower for each bond than basic earnings per share (see Note 18 – "Net cash and cash equivalents").

The "OCEANE 2003" convertible bonds issued on June 24, 2003 are not deemed to be dilutive at December 31, 2004 or December 31, 2005, as the interest expense recorded (net of tax) on each bond exceeds basic earnings per share. Accordingly, the Group's net profit has not been adjusted to include the impact of the interest expense on convertible bonds (net of taxes).

	2004	2005
Profit/(loss) for the period *(in millions of euros)*	**(534)**	**141**
Interest expense on "OCEANE 2005" convertible bonds (net of taxes)	-	6
Diluted profit/(loss) for the period *(in millions of euros)*	**(534)**	**147**
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares	131,292,801	131,391,243
Adjustments:		
- conversion of "OCEANE 2003" convertible bonds	-	-
- conversion of "OCEANE 2005" convertible bonds (weighted average number)	-	5,905,405
- exercise of share warrants related to the acquisition of the Transiciel group	508,600	315,790(*)
- exercise of employee stock options	988,354	859,828
Weighted average number of ordinary shares (diluted)	**132,789,755**	**138,472,266**
DILUTED EARNINGS/(LOSS) PER SHARE *(in euros)*	**(4.02)**	**1.06**

(*) Subject to validation by the third-party mediator as provided for by article 1.4.13.10. of the alternative public exchange offer.

NOTE 10–**INTANGIBLE ASSETS**

Changes in intangible assets can be analyzed as follows by type of asset:

in millions of euros	Goodwill	Software	Internally generated intangible assets	Other	Total
GROSS VALUE					
AT JANUARY 1, 2004	**1,788**	**146**	**37**	**38**	**2,009**
Translation adjustments	(16)	(7)	-	(6)	(29)
Acquisitions/Increase	-	22	2	50	74
Disposals/Decrease	(14)	(29)	-	(14)	(57)
Changes in Group structure	35	2	-	85	122
Other movements	(7)	50	-	1	44
AT DECEMBER 31, 2004	**1,786**	**184**	**39**	**154**	**2,163**
Translation adjustments	41	10	-	13	64
Acquisitions/Increase	1	19	2	5	27
Disposals/Decrease	(5)	(20)	-	(13)	(38)
Changes in Group structure	4	(16)	-	(2)	(14)
Other movements	-	8	-	(16)	(8)
AT DECEMBER 31, 2005	**1,827**	**185**	**41**	**141**	**2,194**
ACCUMULATED AMORTIZATION					
AT JANUARY 1, 2004		**98**	**21**	**23**	**142**
Translation adjustments		(5)	-	1	(4)
Additions		33	7	12	52
Disposals		(22)	-	(13)	(35)
Changes in Group structure		-	-	8	8
Other movements		15	-	2	17
AT DECEMBER 31, 2004		**119**	**28**	**33**	**180**
Translation adjustments		7	-	2	9
Additions		44	7	16	67
Disposals		(19)	-	(12)	(31)
Changes in Group structure		(12)	-	(1)	(13)
Other movements		2	-	-	2
AT DECEMBER 31, 2005		**141**	**35**	**38**	**214**
IMPAIRMENT					
AT JANUARY 1, 2004	**-**	**4**	**-**	**-**	**4**
Translation adjustments	-	-	-	-	-
Additions	19	-	-	-	19
Changes in Group structure	-	-	-	-	-
Other movements	(7)	4	-	-	(3)
AT DECEMBER 31, 2004	**12**	**8**	**-**	**-**	**20**
Translation adjustments	-	-	-	-	-
Additions	6	3	-	-	9
Changes in Group structure	-	-	-	-	-
Other movements	-	-	-	-	-
AT DECEMBER 31, 2005	**18**	**11**	**-**	**-**	**29**
NET					
At January 1, 2004	1,788	44	16	15	1,863
At December 31, 2004	1,774	57	11	121	1,963
AT DECEMBER 31, 2005	**1,809**	**33**	**6**	**103**	**1,951**

Goodwill net value

Goodwill is allocated by geographic area. At December 31, 2005, goodwill net value primarily relates to France (€480 million, including €379 million in connection with the acquisition of Transiciel), the United Kingdom (€471 million), the Benelux countries (€438 million), North America (€222 million), and Germany and Central Europe (€95 million).

Changes in the net value of goodwill primarily reflect:

In 2004:

- measurement of the identifiable assets and liabilities of Transiciel at December 31, 2004, which leads to recognition of additional goodwill in an amount of €26 million;
- the sale of the Swedish and Norwegian infrastructure maintenance activities, formerly part of the Group's Outsourcing business, to the EDB group (€13 million);
- an impairment loss of €7 million recognized on residual goodwill in Italy and impairment losses relating to goodwill recognized in the following regions: €8 million for the Benelux countries; €2 million for the United Kingdom; and €2 million for Central Europe;
- translation differences arising on goodwill denominated in foreign currencies, amounting to €(16) million.

In 2005:

- an impairment loss for €4 million on residual goodwill in the Benelux countries, and €2 million in goodwill impairment in the United Kingdom;
- translation differences arising on goodwill denominated in foreign currencies, amounting to €41 million.

Goodwill impairment tests

The carrying amounts of goodwill at December 31, 2005 were tested for impairment in accordance with the Group's related specific procedure. Based primarily on the discounted cash flows method, this procedure consists of assessing the recoverable amount of each cash generating unit (CGU) within the Group. CGUs correspond either to subsidiaries or to geographic areas in which the Group has operations. The assessment is based on various parameters used in the budget procedure and on five-year projections, including growth and profitability rates considered reasonable. Standard discount rates (based on the weighted average cost of capital) and a standard long-term growth rates for the period beyond 5 years are applied to all valuations of CGUs. These rates are determined based on business segment analyses in which the Group operates.

The Sogeti-Transiciel CGU was created following the January 2005 reorganization of Sogeti-Transiciel's businesses (see Note 2 – "Changes in Group structure"). In 2004, the Transiciel group – which was acquired by Capgemini in December 2003 – already constituted a CGU, whereas the operations of the cross-border entity Sogeti, which was set up further to an internal restructuring in 2002, formed part of the CGU corresponding to the geographic areas in which the Group is present.

Revenue and margin growth rates are based on past performance and the growth outlook for the Group's markets. They are consistent with the forecasts issued by the Group.

The main assumptions used to measure the recoverable amount of goodwill are as follows:

Cash Generating Units	North America	United Kingdom	Benelux countries	Sogeti-Transiciel	Other	Total
Net carrying amount of goodwill (in millions of euros)	222	471	321	458	337	1,809
Method used to measure the value of the CGU	Value in use					
Number of years over which cash flows are estimated	5 years					
Long-term growth rate	3%					
After-tax discount rate at December 31, 2005 (1)	10.5%	10.1%				
After-tax discount rate at December 31, 2004 (1)	10.1%					

(1) The application of pre-tax discount rates to pre-tax cash flows leads to the same valuation of CGUs.

Impairment tests on software and other intangible assets

The carrying amount of software and other intangible assets (essentially rights of use acquired) was compared to their value in use at December 31, 2005. An impairment loss was recorded during the year for an amount of €3 million in Germany.

Reconciliation between the cost of acquisitions of intangible assets in the balance sheet and the cash flow statement

The cost of acquisitions of intangible assets set out in the balance sheet (€27 million) is different from the figure provided in the cash flow statement as the cash flow statement does not include transactions with no cash impact such as acquisitions of assets held under finance leases.

NOTE 11–PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment break down as follows:

in millions of euros	Land, buildings, fixtures and fittings	Computer equipment	Other	Total
GROSS VALUE				
AT JANUARY 1, 2004	**456**	**579**	**126**	**1,161**
Translation adjustments	(6)	(4)	(1)	(11)
Revaluations	-	-	-	-
Acquisitions/Increase	32	98	11	141
Disposals/Decrease	(27)	(116)	(8)	(151)
Changes in Group structure	5	10	8	23
Other movements	1	(42)	(8)	(49)
AT DECEMBER 31, 2004	**461**	**525**	**128**	**1,114**
Translation adjustments	13	17	3	33
Revaluations	-	-	-	-
Acquisitions/Increase	16	89	10	115
Disposals/Decrease	(79)	(135)	(15)	(229)
Changes in Group structure	(2)	(54)	(1)	(57)
Other movements	19	(3)	(9)	7
AT DECEMBER 31, 2005	**428**	**439**	**116**	**983**
o/w finance leases	*107*	*211*	*10*	*328*
ACCUMULATED DEPRECIATION				
AT JANUARY 1, 2004	**180**	**375**	**90**	**645**
Translation adjustments	(4)	(4)	-	(8)
Revaluations	-	-	-	-
Additions	43	102	16	161
Reversals	(20)	(103)	(8)	(131)
Changes in Group structure	5	7	1	13
Other movements	-	(13)	(2)	(15)
AT DECEMBER 31, 2004	**204**	**364**	**97**	**665**
Translation adjustments	9	11	1	21
Revaluations	-	-	-	-
Additions	40	80	10	130
Reversals	(63)	(117)	(13)	(193)
Changes in Group structure	-	(39)	(1)	(40)
Other movements	5	(2)	(5)	(2)
AT DECEMBER 31, 2005	**195**	**297**	**89**	**581**
o/w finance leases	*25*	*142*	*8*	*175*
IMPAIRMENT				
AT DECEMBER 31, 2005	**3**	**-**	**-**	**3**
NET				
At January 1, 2004	276	204	36	516
At December 31, 2004	257	161	31	449
AT DECEMBER 31, 2005	**230**	**142**	**27**	**399**
o/w finance leases	82	*69*	2	*153*

Impairment tests
The carrying amount of property, plant and equipment was compared to their value in use at December 31, 2005. An impairment loss was recorded during the year for an amount of €3 million in Germany.

Reconciliation between the cost of acquisitions of property, plant and equipment in the balance sheet and the cash flow statement
The cost of acquisitions of property, plant and equipment set out in the balance sheet (€115 million) is different from the figure provided in the cash flow statement as the cash flow statement does not include transactions with no cash impact such as acquisitions of assets held under finance leases.

NOTE 12~FINANCIAL ASSETS

Financial assets can be analyzed as follows:

At December 31 *(in millions of euros)*	**2004**	**2005**
Shares in non-consolidated companies	5	5
Deposits and other long-term investments	59	43
TOTAL	**64**	**48**

A) Shares in non-consolidated companies

Movements in shares in non-consolidated companies can be analyzed as follows:

in millions of euros	**2004**	**2005**
At January 1	**55**	**5**
Translation adjustments	2	1
Acquisitions	-	3
Disposals	(52)	(1)
Impairment	-	(3)
At December 31	**5**	**5**

Shares in non-consolidated companies are classified as available-for-sale financial assets and are thus recognized at fair value.

In November 2004, the Group sold its 14.6% interest in Vertex to United Utilities, representing €52 million.

Further to the disposal of 95% of its stake in Zacatii Consulting Inc (formerly Capgemini Japan K.K.) on August 12, 2005, the Group's remaining 5% stake was measured at fair value at December 31, 2005 (see the consolidated statement of changes in equity).

No amounts were recorded in the income statement in 2005 in relation to the measurement of available-for-sale financial assets.

B) Deposits and other long-term investments

Deposits and other long term investments consist of "aides à la construction" (building aid program) loans, security deposits and guarantees and other long-term loans.

The value in use of deposits and other long-term investments is not materially different from their carrying amount.

NOTE 13~DEFERRED TAXES
I. RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

A) Analysis by recovery date

At December 31 *(in millions of euros)*	**2004**	**2005**
Deferred tax assets:		
- Deferred tax assets over one year	702	720
- Deferred tax assets within one year	73	91
Total deferred tax assets	**775**	**811**
Deferred tax liabilities:		
- Deferred tax liabilities over one year	75	105
- Deferred tax liabilities within one year	20	16
Total deferred tax liabilities	**95**	**121**

Deferred tax assets over one year primarily represent tax loss carry-forwards.

Deferred tax liabilities over one year primarily relate to goodwill which is deductible for tax purposes.

Deferred tax assets and liabilities within one year are generated by tax loss carry-forwards as well as temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax base.

B) Changes in recognized deferred taxes

in millions of euros	Deferred tax assets on tax loss carry-forwards	Deferred tax assets arising from the acquisition of the Ernst & Young consulting business	Deferred tax assets arising from temporary differences	**Total deferred tax assets**	**Total deferred tax liabilities (1)**	**Total Net**
At January 1, 2005	**586**	**123**	**66**	**775**	**(95)**	**680**
Changes in Group structure	-	-	-	-	**2**	**2**
Translation adjustments	(1)	19	7	**25**	**(7)**	**18**
Deferred taxes recognized in profit or loss	(2)	(2)	7	**3**	**(4)**	**(1)**
Deferred taxes recognized in equity	-	-	6	**6**	**(14)**	**(8)**
Other movements	-	-	2	**2**	**(3)**	**(1)**
At December 31, 2005	**583**	**140**	**88**	**811**	**(121)**	**690**

(1) Deferred tax liabilities relate to temporary differences.

The appreciation of the US and Canadian dollars against the euro during 2005 led to an increase in the deferred tax assets recognized in North America, particularly those relating to the acquisition of the Ernst & Young consulting business.

Deferred tax assets recognized in profit or loss represented a net expense of €1 million in 2005, primarily reflecting:

- the utilization of deferred tax assets on tax loss carry-forwards for a total of €38 million, essentially in France (€33 million).
- the recognition of net deferred tax assets on temporary differences in Canada in an amount of €4 million.
- the reassessment of deferred tax assets recognized in France further to the reorganization of the Group's North American operations, representing €36 million.

Deferred taxes recognized in equity during the year concern items which were directly credited to or deducted from equity during the same period (see the consolidated statement of changes in equity). They represent deferred tax liabilities of €14 million relating to the difference between the nominal value of the June 16, 2005 "OCEANE 2005" convertible bonds and the fair value of the liability component (see Note 18 – "Net cash and cash equivalents") and deferred tax assets of €6 million on the call option on Capgemini shares purchased in order to neutralize the potential dilutive impact of the "OCEANE 2003" convertible bonds issue of June 23, 2003 (see Note 18 – "Net cash and cash equivalents").

Deferred tax assets arising from the acquisition of Ernst & Young consulting business in North America

The USD 4,280 million difference between the acquisition price of the Ernst & Young consulting business in North America and the tax base of the assets and liabilities acquired is amortized over fifteen years for tax purposes, representing an income tax saving of around USD 1,669 million based on current tax rates. Over recent fiscal years, these amortization charges have led to an increase in tax losses generated by North American operations that may be carried forward over a period of 20 years. In view of the above, the Group has potential tax savings available in the form of tax losses and tax-deductible future amortization allowances that may be utilized up to 2035 under current regulations.

The value of the related deferred tax asset is reviewed in the light of certain tax planning opportunities – related mainly to the deferred payment of intra-group royalties – and based on an estimate of the taxable profit of the Group's North American operations over the next five years using growth and profitability rates considered reasonable.

At December 31, 2005, the value of the deferred tax asset recognized in relation with the acquisition of Ersnt & Young consulting business in North America is €140 million.

Deferred tax assets on tax loss carry-forwards in France further to the reorganization of the Group's North American operations

Cap Gemini S.A. recognized a net short-term capital loss of €2.8 billion in 2002 on the reorganization of the Group's North American operations. Since December 31, 2003, the corresponding tax loss may be carried forward without time limit against future taxable profit generated in France.

At each balance sheet date, this deferred tax asset is adjusted to reflect the estimated taxable profit of the Group's French operations over the next fifteen years. The calculation is based on growth and profitability assumptions considered as reasonable, using the following visibility parameters: 100% utilization in the first five years. As from the sixth year, probable recoveries are covered by provisions calculated at a standard rate of 35%; which is increased by five points per year up to 70% in the fifteenth year, and to 100% beyond the fifteenth year.

Basis for this calculation model is a progressive decline in visibility as regards the future realization of estimates, so that recognized deferred tax assets are utilized as follows:

- about 50% in the first five years,
- the remaining 50% between the sixth and fifteenth year.

At December 31, 2005, the corresponding deferred tax asset recognized in France amounts to €525 million (breaking down into a portion over one year of €467 million and a portion within one year of €58 million), compared with €522 million at December 31, 2004.

Other tax loss carry-forwards recognized
Tax loss carry-forwards recognized at Group level, apart from the deferred tax assets recognized in France further to the reorganization of North American operations, primarily relate to Central Europe and particularly Germany (€22 million), Belgium and the Netherlands (€15 million), the United Kingdom (€8 million), Norway and Sweden (€7 million), France (€2 million) and Spain (€2 million).

C) Analysis by type
Recognized deferred tax assets can be analyzed as follows by type:

in millions of euros	At December 31, 2005
Tax loss carry-forwards	525
Acquisition of the Ernst & Young consulting business	140
Post-retirement benefits	19
Revaluation of work in progress	11
Restructuring costs	7
Other	18
Total deferred tax assets over one year	**720**
Tax loss carry-forwards	58
Retirement bonuses	8
Miscellaneous provisions	6
Revaluation of work-in-progress	5
Employee profit-sharing	4
Restructuring costs	2
Other	8
Total deferred tax assets within one year	**91**
Total recognized deferred tax assets	**811**

Deferred taxes recognized on the acquisition of the Ernst & Young consulting business include tax-loss carry-forwards generated by tax-deductible amortization charges recorded against goodwill, as well as future amortization allowances.

Deferred tax liabilities can be analyzed as follows by type: *in millions of euros*	At December 31, 2005
Tax deductible goodwill amortization	62
Equity component of "OCEANE 2003 and 2005" convertible bonds	26
Restatement of finance leases	8
Provisions	8
Other	1
Total deferred tax liabilities over one year	**105**
Revaluation of work-in-progress	9
Other	7
Total deferred tax liabilities within one year	**16**
Total deferred tax liabilities	**121**

II. UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognized deferred tax assets can be analyzed as follows:

At December 31 *(in millions of euros)*	2004	2005
Tax loss carry-forwards	564	524
Acquisition of the Ernst & Young consulting business	1,067	1,183
Temporary differences	204	318
TOTAL	**1,835**	**2,025**

At December 31, 2005, unrecognized deferred tax assets essentially relate to North America (€1,485 million).

Unrecognized deferred tax assets relating to tax loss carry-forwards primarily concern France (€170 million) and North America (€168 million) at the year-end 2005.

Unrecognized deferred taxes on the acquisition of Ernst & Young consulting business include tax-loss carry forwards generated by tax-deductible amortization charges recorded against goodwill, as well as future amortization allowances.

At December 31, 2005, unrecognized deferred tax assets on temporary differences mainly relate to the following:

- Post-retirement benefits in the United Kingdom (€99 million).
- Differences in the methods used for capitalizing and amortizing fixed assets in various countries between the individual company accounts and the consolidated accounts (€48 million).
- Differences in revenue recognition between individual company accounts and the consolidated accounts in various countries (€58 million).
- Restructuring costs (€25 million), provisions (€32 million) and other miscellaneous items (€56 million) in various countries.

III. EXPIRY DATES OF TAX LOSS CARRY-FORWARDS

The expiry dates of tax loss carry-forwards are as follows:

	2004		2005	
At December 31 *(in millions of euros)*	Amount	%	Amount	%
y+1	4	0	3	0
y+2	3	0	69	2
y+3	52	1	48	1
y+4	37	1	43	1
y+5 and subsequent years	23	1	9	0
Without time limit	4,188	97	4,442	96
TOTAL	**4,307**	**100**	**4,614**	**100**

Tax loss carry-forwards do not include tax-deductible amortization charges recorded against goodwill arising from the acquisition of the Ernst & Young's consulting business, which have a tax effect of €791 million at December 31, 2005, compared with €804 million at December 31, 2004.

NOTE 14~NON CURRENT RECEIVABLES

Non current receivables break down as follows:

At December 31 *(in millions of euros)*	2004	2005
Carry-back tax credits	112	116
Derivative instruments	1	-
Other	11	11
TOTAL	**124**	**127**

On June 26, 2003 and June 28, 2004, Cap Gemini S.A. sold to a credit institution for €74 million and €33 million respectively a receivable of €90 million and an additional receivable of €39 million due from the French Treasury (see Note 26 – "Commitments received from and given to third parties"). These receivables are measured at amortized cost.

NOTE 15~ACCOUNTS AND NOTES RECEIVABLE

At December 31 *(in millions of euros)*	2004	2005
Trade accounts and notes receivable	1,773	1,798
Receivables from social security	41	70
TOTAL	**1,814**	**1,868**

Trade accounts and notes receivable

Trade accounts and notes receivable can be analyzed as follows:

At December 31 *(in millions of euros)*	2004	2005
Trade accounts receivable	1,329	1,337
Accrued income	459	467
Work in-progress	22	27
Provisions for doubtful accounts	(37)	(33)
TOTAL	**1,773**	**1,798**

Advances received from customers, mainly arising from operations relating to projects, are recognized in "Accounts and notes payable" in accordance with the accounting principle whereby receivables and payables may not be netted off. However, accounts receivable and advances received from customers are netted when calculating the average customer settlement period.

At December 31 *(in millions of euros)*	2004	2005
Trade accounts and notes receivable	1,773	1,798
Advances received from customers	(538)	(609)
Total accounts receivable net of advances received from customers	**1,235**	**1,189**
In number of days of total sales	72	62

NOTE 16~**OTHER RECEIVABLES**

At December 31 *(in millions of euros)*	**2004**	**2005**
Recoverable income taxes	29	21
Prepaid expenses	139	134
Other	10	25
TOTAL	**178**	**180**

NOTE 17~**ASSETS HELD FOR SALE**

At December 31, 2004 this item corresponded to the value of the property located in Béhoust, which housed the Group University until the opening in 2003 of the new university at the "Les Fontaines" site, located in Gouvieux.
The Group sold the finance lease relating to this property in April 2005.

NOTE 18~**NET CASH AND CASH EQUIVALENTS**

Net cash and cash equivalents correspond to available cash and cash equivalents less short and long-term financial debt.

At December 31 *(in millions of euros)*	**2004**	**2005**
Cash and cash equivalents	1,232	2,136
Financial debt	(948)	(1,231)
Derivative instruments	1	(1)
NET CASH AND CASH EQUIVALENTS	**285**	**904**

At December 31, 2005, derivative instruments recognized in liabilities are shown under "Other non current liabilities". These derivatives relate to two interest rate swaps (see Note 19 – "Derivative instruments").

Short-term financial debt (due within the next twelve months) and bank overdrafts break down as follows:

At December 31 *(in millions of euros)*	**2004**	**2005**
Short-term financial debt	180	86
Bank overdrafts	20	85
SHORT-TERM FINANCIAL DEBT AND BANK OVERDRAFTS	**200**	**171**

I. CASH AND CASH EQUIVALENTS

Cash and cash equivalents reported in the consolidated statement of cash flows correspond short-term investments and cash, less bank overdrafts.

At December 31 *(in millions of euros)*	**2004**	**2005**
Short-term investments	1,001	1,805
Cash	251	416
Bank overdrafts	(20)	(85)
CASH AND CASH EQUIVALENTS	**1,232**	**2,136**

Changes in short-term investments can be analyzed as follows:

in millions of euros	2004	2005
At January 1	**929**	**1,001**
Translation adjustments	(4)	17
Changes in Group structure	-	(4)
Increases	157	792
Decreases	(81)	(1)
At December 31	**1,001**	**1,805**

The increase in short-term investments primarily reflects the investment of the proceeds from the "OCEANE 2005" convertible bonds issued on June 16, 2005.

The cash available is being invested in SICAV funds and other traditional money-market funds.

II. SHORT AND LONG-TERM FINANCIAL DEBT

Financial debt is broken down into long and short-term financial debt, with short-term financial debt referring both to the current portion of long-term financial debt and those originally due within one year.

At December 31 *(in millions of euros)*		2004	2005
"OCEANE 2003 and 2005" convertible and/or exchangeable bonds	(A)	408	814
Obligations under finance leases	(B)	164	124
Other financial debt	(C)	196	207
Long-term financial debt		**768**	**1,145**
Obligations under finance leases	(B)	64	50
Drawdowns on bank and similar facilities	(D)	46	8
Commercial paper		-	15
Other financial debt	(C)	70	13
SHORT-TERM FINANCIAL DEBT		**180**	**86**
TOTAL FINANCIAL DEBT		**948**	**1,231**

A) Bonds convertible and/or exchangeable into new or existing Cap Gemini S.A. shares ("OCEANE")

"OCEANE 2005" convertible bonds issued on June 16, 2005

On June 16, 2005, Cap Gemini S.A. issued bonds convertible and/or exchangeable into new or existing Cap Gemini shares, maturing on January 1, 2012 ("OCEANE 2005"). The effective issue and settlement date of the bonds was June 24, 2005. The total amount of the issue was €437 million, represented by 11,810,810 bonds with a nominal value of €37 each. The bonds bear interest at 1% per year. The terms and conditions of this issue are set out in the information memorandum approved by the AMF under the reference number n°05-564 on June 16, 2005.

MAIN TERMS AND CONDITIONS OF THE "OCEANE 2005"

Conversion and/or exchange of the bonds for shares

Each bond may be converted and/or exchanged for one Cap Gemini S.A. share, at any time between the settlement date (June 24, 2005), and the seventh business day preceding the normal or early redemption date, subject to the adjustments provided for. The Company may choose to issue new shares or allocate existing shares.

Redemption at maturity

The bonds will be redeemed in full on January 1, 2012 (or the first business day following this date if this is not a

business day) at a price of €41.90 per bond, representing a premium of 13.2% over the bonds' nominal value.

Early redemption at the Company's option

The Company may redeem all or some of the bonds in advance of maturity as follows:

- At any time, without limitation on price or quantity, by buying back all or some of the bonds either on or off market or by means of a public buyback or exchange offer.
- Between June 24, 2009 and December 31, 2011, subject to a 30-day notice period, all outstanding bonds may be redeemed at an early redemption price calculated in such a way that the resulting yield to maturity is equal to that which would have been obtained at maturity, i.e., a rate of 2.875%, plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic average of the opening prices quoted for the Company's ordinary shares on the Eurolist market of Euronext Paris S.A. over a period of 20 trading days selected by the Company from among the 40 trading days immediately preceding the date of publication of the early redemption announcement, exceeds 130% of such early redemption price.
- At any time, for all outstanding bonds, if less than 10% of the bonds are still outstanding.

Early redemption at the option of bondholders

Bondholders may request the early redemption of all or some of their bonds in the event of a change of control of the Company.

Early repayment

The "OCEANE" documentation contains the usual provisions relating to early repayment at the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace periods", if applicable), cross default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the "Premier Marché" of Euronext Paris S.A

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not constitute any early redemption event and would not have any impact on the applicable interest rate.

RECOGNITION OF THE "OCEANE 2005" BOND ISSUE AT FAIR VALUE

In accordance with the accounting principle set out in Note 1.M.b "Long-term financial debt", the fair value of the corresponding financial debt carried in liabilities, as well as the embedded option recognized in equity, were calculated at the date of issue of the "OCEANE 2005" convertible bonds on June 16, 2005.

The fair value of financial debt in the balance sheet, recognized in long-term financial debt, was calculated based on the implied interest rate for an issue of straight bonds at the same date as the "OCEANE 2005" convertible bond issue (i.e., 4.5%). The difference between the nominal value of the "OCEANE 2005" convertible bonds and the fair value of the liability component was recognized in equity, under "Other reserves", net of deferred taxes.

At December 31, 2005, the liability component of the "OCEANE 2005" convertible bond issue amounts to €396 million.

Based on the effective interest rate of 4.5% (4.8% including issue costs), the interest charge for the second half year is €9.6 million, compared with a coupon of €2.2 million calculated on the basis of the convertible bonds' nominal interest rate of 1% per annum.

"OCEANE 2003" convertible bonds issued on June 24, 2003

On June 24, 2003, Cap Gemini S.A. issued bonds convertible and/or exchangeable into new or existing shares, maturing on January 1, 2010. The effective issue and settlement date of the bonds was July 2, 2003 ("OCEANE 2003").
The total amount of the issue was €460 million, represented by 9,019,607 bonds with a nominal value of €51 each. The bonds bear interest at 2.50% per year. On October 28, 2004, the Company took out an interest rate swap to convert interest on the convertible bonds from fixed to variable rate (see Note 19 below – "Derivative instruments").

The terms and conditions of this issue are set out in the information memorandum approved by the AMF under the reference number n°03-607 on April 24, 2003.

Simultaneously to the "OCEANE 2005" convertible bond issue of June 16, 2005, Capgemini decided to neutralize in full the potential dilutive impact of the "OCEANE 2003" convertible bonds issued on June 24, 2003 and maturing on January 1, 2010 by purchasing from Société Générale at a cost of €16 million a call option on approximately 9 million Cap Gemini shares, corresponding to the number of shares to be delivered assuming that all the bonds in the "OCEANE 2003" convertible bond issue are converted/exchanged. The option's strike price and maturity correspond to those of the "OCEANE 2003" convertible bond issue.

RECOGNITION OF THE "OCEANE 2003" BOND ISSUE AT FAIR VALUE

In accordance with the accounting principle set out in Note 1.M.b "Long-term financial debt", the fair value of the corresponding financial debt carried in liabilities, as well as the embedded option recognized in equity, were calculated at the date of issue of the "OCEANE 2003" convertible bonds on June 24, 2003.

The fair value of financial debt in the balance sheet, recognized in long-term financial debt, was calculated based on the implied interest rate for an issue of straight bonds at

the same date as the "OCEANE 2003" convertible bond issue (i.e., 4.8%). The difference between the nominal value of the "OCEANE" convertible bonds and the fair value of the liability component was recognized in equity, under "Other reserves", net of deferred taxes.

At December 31, 2005, the liability component of the "OCEANE 2003" convertible bond issue amounts to €418 million.

Based on the effective interest rate of 4.8% (5.1% including issue costs), the interest charge for the year ended December 31, 2005, is €20.9 million, compared with a coupon of €11.5 million, calculated on the basis of the convertible bonds' nominal interest rate of 2.5% per annum.

B) Obligations under finance leases

The amount reported under this caption at December 31, 2005 corresponds mainly to the finance lease relating to the "Les Fontaines" site of the Group University located at Gouvieux and investments in IT equipment made by Capgemini UK Plc and New Horizons Systems Solutions LP (Canada).

in millions of euros	Earliest start date of leases	Latest expiry date of leases	Rate	Balance at Dec. 31, 2004	Balance at Dec. 31, 2005
Capgemini University (Béhoust) (1)	-	-	-	27	-
Capgemini University (Les Fontaines)	Dec. 2002	July 2014	3-Month Euribor +0.75%	80	74
Capgemini UK Plc	Aug. 2000	July 2010	Fixed rates (5.29% to 11.05%)	58	43
Capgemini Outsourcing B.V.	June 2003	June 2008	Fixed rates (2.33% to 6.31%)	19	9
New Horizons Systems Solutions LP	Feb. 2003	Oct. 2010	Fixed rates (6.0% to 7.0%)	13	19
Capgemini Outsourcing Services S.A.S.	Aug. 2001	March 2009	Fixed rates (5.26% to 9.01%)	3	5
Capgemini Systems GmbH	July 2003	July 2008	Fixed rate 4.0%	4	4
Sogeti-Transiciel S.A.S.	April 1999	April 2011	Eonia +0.8%	5	3
Capgemini Finland O.Y.	Oct. 2003	Oct. 2009	Fixed rates (0.01% to 4.56%)	2	4
Capgemini Est S.A.S.	July 2003	Jan. 2008	Fixed rate 2.6%	2	1
Other	July 2001	June 2016	Fixed rates (0.3% to 7%)	15	12
TOTAL				**228**	**174**

(1) In April 2005, the Group disposed of its finance lease on the property located in Béhoust, which housed the Group University prior to the opening in 2003 of the new university at the "Les Fontaines" site, located in Gouvieux.

A certain number of leases included in the outsourcing contract signed with Schneider Electric on October 28, 2004 have not yet been transferred to the Group. These leases will be analyzed by reference to the criteria of IAS 17 – "Leases". Following this analysis, the restatement of finance leases may lead to the recognition of additional financial liabilities for an estimated maximum amount of €15 million, corresponding to the total lease commitments. At December 31, 2005, these commitments are included in "Commitments received from and given to third parties".

C) Other financial debt

At December 31, 2005, the €220 million in other financial debt mainly consist of:

- €116 million corresponding to €74 million and €33 million in tax credits arising from the carry back of 2002 tax losses in France that were sold on June 26, 2003 and June 28, 2004 respectively. The sold receivables were recognized in financial debt in the IFRS balance sheet at the transition date as explained in Note 31.IV – "Impact of the transition to IFRS on the 2004 financial statements",
- €66 million corresponding to the present value of the put option held by the TXU group in connection with the 10-year outsourcing contract signed on May 17, 2004. The put covers the TXU Group's 2.9% minority interest in Capgemini Energy LP and certain assets (essentially the IT platform owned by the TXU group and used by Capgemini Energy LP for the term of the contract) and is exer-

cisable by the TXU group during the ten years following the end of the contract. It has a total value of US$200 million (€169 million) and was initially recognized in the balance sheet at its present value of US$114 million based on a discount rate of 5.9%. The value of this put option is partially offset by the assets concerned which are valued at US$45 million.

In accordance with IAS 32 - "Financial Instruments: Disclosure and Presentation" a financial debt has been recognized in the balance sheet with the corresponding adjustment being the recognition of items described in Note 31.IV.I "Put options and minority interest".

D) Drawdowns on bank and similar facilities

The decrease in "Drawdowns on bank and similar facilities" between December 31, 2004 (€46 million) and December 31, 2005 (€8 million) is mainly due to the reduction in drawdowns by Group operating companies on lines of credit. In some circumstances, these drawdowns are backed by a guarantee from Cap Gemini S.A.

Syndicated credit facility obtained by Cap Gemini S.A.

On November 14, 2005, the Company signed a €500 million multi-currency credit facility with a syndicate of banks to replace the previous €600 million multi-currency five-year credit facility implemented on July 31, 2001 which was as a result cancelled in advance of its maturity. The syndicate is made up of BNP Paribas, Calyon and ING Bank N.V., acting as bookrunners and mandated lead arrangers, Crédit Mutuel - CIC, IXIS Corporate & Investment Bank, Natexis Banques Populaires and SG Corporate & Investment Banking, acting as mandated lead arrangers, and Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France, Dresdner Bank AG in Frankfurt am Main, HSBC France SA, JP Morgan Chase Bank N.A., Paris Branch and Crédit du Nord, acting as co-arrangers.

The maturity of the new credit facility is November 14, 2010, unless Cap Gemini S.A. exercises the one-year extension option (subject to the agreement of the banks) at the end of the first year, in which case the maturity of the credit facility will be extended to November 14, 2011.

Use of this credit facility is subject to the following conditions:

- An initial margin of 0.50% (above Euribor or Libor 1 to 12 months). In addition, a utilisation fee of 0.025% to 0.050% may apply for drawdowns in excess of certain amount of the credit facility. The margin may be adjusted according to the Company's credit rating;
- A fee on undrawn amounts initially set at 35% of the margin (i.e. currently 0.175%) that may be reduced to 30% if Cap Gemini S.A.'s rating improves.

Any upgrading or downgrading of Cap Gemini S.A.'s credit rating would not have any impact on the availability of this credit line.

The put option's carrying amount is reassessed at each period-end. The variance between December 31, 2004 and December 31, 2005 corresponds to the recognition of notional interest and the effect of the change in the USD/euro exchange rate. This expense, amounting to €5 million, is recorded in the 2005 income statement under gross borrowings costs.

- A €21 million financial debt owed to TXU under the terms of the contract;
- The €10 million balance due on the acquisition of the IT services subsidiaries of the Drägerwerk AG group, payable in February 2006.

The Company has agreed to comply with the following covenants regarding financial ratios (as defined in IFRS):

- the net financial debt to consolidated equity ratio must at all times be less than 1;
- interest cover – i.e. the extent to which net finance costs adjusted for certain items are covered by consolidated operating margin – must be equal to or higher than 3x at December 31 and June 30 of each year (based on the 12 months then ended).

At December 31, 2005, the Group complied with these financial ratios. The net financial debt to consolidated equity ratio stood at 0 and the interest cover was 15.7.

The facility agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to the Group subsidiaries which are signatories to the agreement and, where relevant, to the "principal subsidiaries" – defined based on their contribution to consolidated revenues – and in turn to their respective subsidiaries. They include restrictions primarily relating to:

- pledging certain assets as collateral,
- substantially modifying the general nature of a company's operations,
- asset sales, mergers or similar transactions.

Cap Gemini S.A. also committed to standard obligations, including obtaining and retaining the necessary authorizations, maintaining insurance cover, maintaining pari passu treatment, and providing financial information.

Lastly, the agreement contains the usual provisions relating to early repayment (including for failure to pay sums due), misrepresentation or failure to comply with other obligations included in the agreement (subject to any applicable "grace" periods), cross-defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, change of control, or changes which would have a significant negative impact on the financial position of the Group.

At the date of this report, no drawdowns had been made on this credit facility.

III. MAIN CHARACTERISTICS OF FINANCIAL DEBT

A) Interest rates

Average interest rate paid on Group financial debt

In 2005, the average interest rate on the Group's financial debt was 5.2%.

Fixed rates/variable rates

At December 31, 2005, 41% of Group financial debt is at variable rates, of which 34% is capped (respectively 60% and 43% at December 31, 2004), and 59% at fixed rates (40% at December 31, 2004).

The change in these proportions between December 31, 2004 and December 31, 2005 was primarily due to the impact of the June 16, 2005 issuance of "OCEANE 2005" convertible bonds, which increased the relative weight of fixed rate financial debt.

Analysis of the sensitivity of net finance costs to an increase in interest rates

The impact on gross finance costs of a theoretical annual average increase of 1% in interest rates, based on an annual average financial debt position, is an estimated €6 million.

The impact on income from cash and cash equivalents of a theoretical annual average 1% increase in interest rates, based on an annual average cash and cash equivalents position, is an estimated €14 million.

Accordingly, a 1% increase in interest rates would have an estimated €8 million positive impact on net finance costs.

Effective interest rates and maturities of financial debt

At December 31	2004						2005					
in millions of euros	Effective interest rate	Total	Within 1 year	1 to 2 years	2 to 5 years	Beyond 5 years	Effective interest rate	Total	Within 1 year	1 to 2 years	2 to 5 years	Beyond 5 years
Short-term investments	2.2%	**1,001**	1,001	-	-	-	2.5%	**1,805**	1,805	-	-	-
Cash	1.9%	**251**	251	-	-	-	1.9%	**416**	416	-	-	-
Bank overdrafts	2.6%	**(20)**	(20)	-	-	-	2.8%	**(85)**	(85)	-	-	-
CASH AND CASH EQUIVALENTS		**1,232**	**1,232**	**-**	**-**	**-**		**2,136**	**2,136**	**-**	**-**	**-**
"OCEANE 2003" convertible bonds	5.1%	**408**	-	-	-	408	5.1%	**418**	-	-	418	-
"OCEANE 2005" convertible bonds	-	-	-	-	-	-	4.8%	**396**	-	-	-	396
Drawdowns on bank and similar facilities	2.8%	**46**	46	-	-	-	6.1%	**8**	8	-	-	-
Obligations under finance leases	4.9%	**228**	64	42	67	55	4.3%	**174**	50	34	55	35
Other financial debt	3.7%	**266**	70	12	3	181	4.4%	**220**	13	2	117	88
Commercial paper	-	-	-	-	-	-	2.65%	**15**	15	-	-	-
TOTAL FINANCIAL DEBT		**948**	**180**	**54**	**70**	**644**		**1,231**	**86**	**36**	**590**	**519**

Effective interest rates by currency

At December 31 (%)	2004			2005		
	Euro	US Dollar	Pound Sterling	Euro	US Dollar	Pound Sterling
"OCEANE 2003" convertible bonds	5.1%	-	-	5.1%	-	-
"OCEANE 2005" convertible bonds	-	-	-	4.8%	-	-
Drawdowns on bank and similar facilities	-	2.8%	-	-	-	-
Obligations under finance leases	2.9%	6.0%	8.2%	2.3%	6.0%	8.2%
Other financial debt	3.2%	5.4%	-	3.8%	5.3%	-
Commercial paper	-	-	-	2.65%	-	-

B) Fair values

At December 31 *(in millions of euros)*	2004 Carrying amount	2004 Fair Value	2005 Carrying amount	2005 Fair Value
ASSETS				
Short-term investments	1,001	1,001	1,805	1,805
Cash	251	251	416	416
Bank overdrafts	(20)	(20)	(85)	(85)
LIABILITIES				
"OCEANE 2003" bonds (1)	408	406	418	419
"OCEANE 2005" bonds (2)	-	-	396	387
Drawdowns on banks and similar facilities	46	46	8	8
Obligations under finance leases	228	(3) -	174	(3) -
Other financial debt	266	267	220	220
Commercial paper	-	-	15	15

(1) On June 24, 2003 the fair value of the financial instrument amounted to €460 million, compared to respectively €465 million and €456 million as of December 31, 2005 and 2004.
(2) On June 16, 2005 the fair value of the financial instrument amounted to €495 million, compared to €496 million as of December 31, 2005.
(3) In view of the number and diverse forms and maturities of finance leases, this information is not deemed to be relevant.

C) Analysis by currency

The breakdown of financial debt by currency is as follows:

At December 31 *(in millions of euros)*	2004 Amount	2004 %	2005 Amount	2005 %
Euro	747	78.8	1,063	86.3
US dollar	103	10.9	94	7.7
Pound sterling	58	6.1	43	3.5
Other currencies	40	4.2	31	2.5
TOTAL	**948**	**100**	**1,231**	**100**

D) Collateral

At December 31, 2005, borrowings were secured by collateral totalling €400 million (€526 million at December 31, 2004), including €174 million relating to obligations under finance leases.

E) Movements in financial debt

Movements in financial debt can be analyzed as follows:

in millions of euros	2004	2005
At January 1	**1,005**	**948**
Translation adjustments	(10)	20
Changes in Group structure	5	-
New borrowings	158	514
Repayments	(237)	(210)
Net change in drawdowns on lines of credit	(7)	(43)
Other movements	34	2
At December 31	**948**	**1,231**

NOTE 19–DERIVATIVE INSTRUMENTS

A) Interest rate hedges

At December 31, 2005, two interest rate hedges were outstanding in the form of swaps and options (caps and floors) on a total amount of €496.8 million (versus €500.2 million at December 31, 2004), for periods ranging from 4 to 9 years, as follows:

- An interest rate swap contracted by the Company on October 28, 2004 as a hedge of the "OCEANE 2003" bonds convertible and/or exchangeable into Cap Gemini S.A. shares, issued by the Company on June 24, 2003. This swap covers a total amount of €460 million over a remaining period of 4 years. Under the terms of the swap contract, the Company pays a variable rate (12-month post-fixed Euribor less 0.59%) against the fixed rate of the OCEANE convertible bonds (2.5%). The variable rate is capped at 3.41% and has a floor of 1.41%. This interest rate swap also contains a zero-cost automatic deactivation clause in the event that the Company exercises its right (under certain conditions) to redeem the bonds early (see "Early redemption at the Company's option" in Note 15 of the Reference Document at December 31, 2004).
  The measurement of this contract at market value at December 31, 2005 led the Group to record income of €1.4 million under "Other financial income and expense".

- €36.8 million interest rate swap contract over a remaining period of 9 years, covering 50% of the finance lease taken out by S.A.R.L Immobilière Les Fontaines (Capgemini University) in December 2002. Under the terms of the swap, S.A.R.L. Immobilière Les Fontaines pays a fixed rate of 3.51% and receives the 3-month Euribor.
  The measurement of this contract at market value at December 31, 2005 led the Group to record a loss of €0.2 million under "Other financial income and expense" (compared with a loss of €0.4 million at December 31, 2004).

B) Currency hedges

In 2005, the Group hedged certain risks of exposure to variability in cash flows related to forecast transactions (see below) in connection with its outsourcing activities in India and Poland (Business Process Outsourcing).

The implementation of hedge accounting (see Note 1.M – "Financial Instruments"), led to the following:
- the effective portion of the change in fair value of the derivatives qualifying for hedge accounting was recorded in equity if the forecast transaction had not occurred at December 31, 2005 or in operating margin for the year if the transaction had occurred.
- the ineffective portion of the change in fair value of the derivatives qualifying for hedge accounting was recorded in "Other financial income and expense".

At December 31, 2005, currency hedges totalled €206.5 million, as follows:

- Hedges of commercial transactions expiring in 2006 and 2007 in the form of currency swaps for a total equivalent value of €74 million and relating to amounts denominated in euros, US dollars, Pounds sterling, Polish zlotys, Indian rupees, Australian dollars, and Swedish and Danish krona.

- Currency swaps expiring in 2006, acquired as hedges of intercompany financing transactions, including:
  - GBP 85 million, for an equivalent value of €124.6 million,
  - HKD 25 million, for an equivalent value of €2.7 million,
  - SEK 40 million, for an equivalent value of €4.2 million,
  - CHF 1.5 million, for an equivalent value of €1 million.

The market value of these hedging instruments at December 31, 2005 was €1 million lower than their carrying amount.

NOTE 20–PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Changes in provisions for pensions and other post-retirement benefits can be analyzed as follows:

in millions of euros	At January 1, 2005 (1)	Changes in Group structure	Increases	Reversals	At Decembre 31, 2005
Current and non-current provisions for pensions and other post-retirement benefits	427	(11)	99	(67)	448
TOTAL	**427**	**(11)**	**99**	**(67)**	**448**

(1) Including current provisions of €1 million.

Changes in Group structure during the year reflect the January 2005 sale of the Group's 25.22% stake in IS Energy, and the August 2005 divestment of 95% of its interest in Capgemini Japan K.K.

There are two categories of retirement plans:

Defined contribution plans

Defined contribution plans exist in the majority of European countries in which the Group has operations – including France, the Benelux countries, Germany and Central Europe, the Nordic countries, Italy, Spain and Portugal – as well as in the United States and the Asia-Pacific region. These plans are funded by contributions paid to authorized agencies, which are expensed as incurred. The Group's obligation under these plans is recorded in "Accounts and notes payable".

Defined benefit plans

Two types of defined benefit plans are recognized in provisions for pensions and other post-retirement benefits:

- Funded defined benefit plans. These plans exist in the United Kingdom and Canada, as well as in other regions (the United States, Ireland, Sweden, the Benelux countries, Germany, Switzerland and France).
- Unfunded defined benefit plans. These plans correspond to retirement bonuses and medical coverage. The main countries concerned are Canada, France, Central Europe and Italy.

A) Provisions for funded defined benefit plans

Analysis of obligation

	2004				2005			
At December 31 *(in millions of euros)*	United Kingdom	Canada	Other	Total	United Kingdom	Canada	Other	Total
Present value of obligation	993	138	72	**1,203**	1,572	212	104	**1,888**
Fair value of plan assets	673	132	52	**857**	1,045	182	76	**1,303**
Gross benefit obligation	**320**	**6**	**20**	**346**	**527**	**30**	**28**	**585**
Unrecognized actuarial gains and losses	(24)	(6)	(3)	**(33)**	(198)	(33)	(13)	**(244)**
Unrecognized past service costs	-	-	-	-	-	-	-	-
NET BENEFIT OBLIGATION IN BALANCE SHEET	**296**	-	**17**	**313**	**329**	**(3)**	**15**	**341**
Assets (1)	-	(16)	-	**(16)**	-	(11)	-	**(11)**
Liabilities	296	16	17	**329**	329	8	15	**352**
NET BENEFIT OBLIGATION IN BALANCE SHEET	**296**	-	**17**	**313**	**329**	**(3)**	**15**	**341**

(1) The €11 million worth of assets in Canada correspond to surplus coverage for one of the Canadian plans. This surplus amounted to €16 million at December 31, 2004.

The net benefit obligation for other regions, amounting to €15 million, primarily concerns the United States (€9 million), the Benelux countries (€3 million), Ireland (€2 million) and Central Europe (€1 million).

Analysis of movements in obligation

in millions of euros	Present value of obligation	Fair value of plan assets	Unrecognized actuarial gains and losses	Net benefit obligation in balance sheet
At January 1, 2005	**1,203**	**(857)**	**(33)**	**313**
Net expense for the year:				
- Service cost	78	-	-	78
- Interest cost	73	-	-	73
- Expected return on plan assets	-	(68)	-	(68)
- Net actuarial loss/(gain) recognized	-	-	-	-
- Recognized past service cost	-	-	-	-
Benefits paid to employees	(31)	28	-	(3)
Contributions paid	-	(57)	-	(57)
Changes in actuarial gains and losses	313	(120)	(193)	-
Translation adjustments	63	(50)	(5)	8
Aspire Plan at transfer date	178	(165)	(13)	-
Other movements	11	(14)	-	(3)
At December 31, 2005	**1,888**	**(1,303)**	**(244)**	**341**

Service cost for the period amounts to €78 million and mainly concerns the United Kingdom (€59 million) and Canada (€10 million).

Interest cost for the period corresponds to the discounting of the obligation for an amount of €73 million, which primarily concerns the United Kingdom (€54 million).

Expected return on plan asset primarily concerns the United Kingdom and relates to the return on funds invested at rates specific to each of the countries concerned, as detailed below under "Actuarial assumptions".

Benefits paid to employees, totalling €31 million, relate to the United Kingdom (€14 million), Canada (€8 million) and other countries (€9 million).

Changes in actuarial gains and losses for the year arise essentially from the decrease in rates used to discount obligations in the United Kingdom and Canada (see "Actuarial assumptions" below), and also from the adoption of a new mortality table in the United Kingdom.

In 2005, commitments related to the signing of the Aspire contract in the UK were transferred, as the voluntary subscription period open to employees in respect of Capgemini UK Plc's retirement plan expired during the first half of 2005. At the transfer date, the previous service provider undertook to refinance the plan, concerning 1,530 employees, based on a valuation performed by actuaries.

Contributions to plan assets totalled €57 million during the year. The main contributors were the United Kingdom (€40 million) and Canada (€12 million).

Employees

	2004				2005			
	United Kingdom	Canada	Other	Total	United Kingdom	Canada	Other	Total
Current employees	4,110	1,308	573	**5,991**	5,100	1,348	4,491	**10,939**
Former employees	5,215	16	420	**5,651**	5,510	29	768	**6,307**
Retirees	751	50	10	**811**	865	55	16	**936**
TOTAL	**10,076**	**1,374**	**1,003**	**12,453**	**11,475**	**1,432**	**5,275**	**18,182**

The total relating to other employees primarily concerns India (3,489 employees in 2005), and the related discounted benefit obligations amounted to €1 million in 2005. In India, the Group has taken out an insurance contract to cover its obligation to pay leaving bonuses to employees with at least two years' service who leave the Group.

Actuarial assumptions

	2004			2005		
	United Kingdom	Canada	Other	United Kingdom	Canada	Other
Pension obligation discounting rate (%)	5.4	6.0	3.5 - 7.0	4.8	5.25	2.6 - 7.4
Salary inflation rate (%)	3.5	3.3	1.5 - 6.0	3.5	3.0 - 3.3	1.5 - 6.0
Expected return on plan assets (%)	7.0	7.0	1.5 - 8.5	6.9	7.0	3.3 - 8.5

b) Provisions for unfunded defined benefit plans

Analysis of obligation

At December 31 *(in millions of euros)*	France	Canada	Sweden	Germany and Central Europe	Italy	2005 Total	2004 Total
Present value of obligation	31	34	13	24	14	116	108
Fair value of plan assets							
Gross benefit obligation	**31**	**34**	**13**	**24**	**14**	**116**	**108**
Unrecognized actuarial gains and losses	(4)	(3)	(3)	(5)	-	(15)	(5)
Unrecognized past service costs	(5)	-	-	-	-	(5)	(5)
Net benefit obligation in balance sheet	**22**	**31**	**10**	**19**	**14**	**96**	**98**
Assets							
Liabilities	22	31	10	19	14	96	98
Net benefit obligation in balance sheet	**22**	**31**	**10**	**19**	**14**	**96**	**98**

In France and Italy, the defined benefit plan concerns retirement bonuses. In Canada, it mainly relates to medical coverage, and in Germany and Central Europe, it primarily concerns supplementary pension plans provided in addition to the statutory scheme.

Analysis of movements in obligation

in millions of euros	Present value of obligation	Fair value of plan assets	Unrecognized actuarial gains and losses	Unrecognized past service costs	Net benefit obligation in balance sheet
At January 1, 2005	**108**		**(5)**	**(5)**	**98**
Changes in Group structure	(11)		-	-	(11)
Net expense for the year:					
- Service cost	11		-	-	11
- Interest cost	3		-	-	3
Benefits paid to employees	(5)		-	-	(5)
Changes in actuarial gains and losses	10		(10)	-	-
Translation adjustments	3		-	-	3
Other movements	(3)		-	-	(3)
At December 31, 2005	**116**		**(15)**	**(5)**	**96**

Service cost for the year, amounting to €11 million, relates to France (€4 million), Canada (€3 million), Italy (€3 million) and Central Europe (€1 million).

Benefits paid to employees mainly concern Italy (€3 million).

Translation adjustments mainly concern Canada.

Employees

	France	Canada	Sweden	Germany and Central Europe	Italy	2005 Total	2004 Total
Current employees	16,894	1,348	37	432	1,278	19,989	23,767
Former employees	-	29	1,053	66	-	1,148	986
Retirees	-	55	8	57	-	120	116
TOTAL	**16,894**	**1,432**	**1,098**	**555**	**1 278**	**21,257**	**24,869**

Actuarial assumptions

	2004					2005				
	France	Canada	Sweden	Germany and Central Europe	Italy	France	Canada	Sweden	Germany and Central Europe	Italy
Pension obligation discounting rate (%)	4.7 - 5.0	6.0	4.4	5.0 - 6.0	4.8	4.2	6.0	4.4	3.7 - 5.5	4.0
Salary inflation rate (%)	1.5 - 2.0	3.3	2.0	2.0 - 2.8	4.8	2.0	3.3	2.0	2.0 - 2.8	4.5

NOTE 21~CURRENT AND NON-CURRENT PROVISIONS

Changes in current and non-current provisions can be analyzed as follows:

in millions of euros	Current and non-current provisions
At January 1, 2005	**39**
Additions	18
Reversals (utilization of provisions)	(18)
Reversals (surplus provisions)	(10)
Other	5
At December 31, 2005	**34**

At December 31, 2005, current and non-current provisions mainly concerned risks relating to projects (€28 million) and risks relating to employee litigation (€6 million).

NOTE 22~OTHER NON CURRENT LIABILITIES

Other non current liabilities primarily relate to restructuring costs concerning the real estate streamlining measures implemented during the year in the United States and in previous years in the United Kingdom, as well as the non current portion of the special employee profit-sharing reserve in France.

NOTE 23~ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable break down as follows:

At December 31 *(in millions of euros)*	2004	2005
Trade accounts payable	534	735
Advances received from customers	538	609
Accrued taxes other than on income	251	294
Accrued personnel costs	697	787
Other	62	65
TOTAL	**2,082**	**2,490**

Changes in trade accounts payable over the periods presented is directly in line with movements in "Purchases and sub-contracting" over the same periods, and mainly reflect the increasing importance of major outsourcing contracts to the Group's business.

NOTE 24~OTHER PAYABLES

Other payables include the special employee profit-sharing reserve, deferred income and other current liabilities amounting to €19 million at December 31, 2005 and €37 million at December 31, 2004. Year-on-year changes reflect the payment in France of employee profit-sharing on earnings for 1999.

NOTE 25~GROUP MANAGEMENT COMPENSATION

The table below provides a breakdown of compensation due to members of the Group Management team at December 31, 2005 (20 people).

in thousands of euros	2005
Short-term benefits excluding employer payroll taxes (1)	14,632
Short-term benefits: employer payroll taxes	2,451
Post-employment benefits (2)	504
Share-based payment (3)	973

(1) Includes gross wages and salaries, bonuses, profit-sharing, directors' fees and advantages in kind.
(2) This amount mainly includes statutory retirement indemnities.
(3) This amount corresponds to the annual expense relating to the award of stock options

NOTE 26~COMMITMENTS RECEIVED FROM AND GIVEN TO THIRD PARTIES

A) Commitments received

At December 31 *(in millions of euros)*	2004	2005
Commitments received from third parties:		
- on contracts	7	11
- other	4	4
TOTAL	**11**	**15**

B) Commitments given

At December 31 *(in millions of euros)*	2004	2005
Commitments given to third parties:		
- on non-cancellable leases	1,078	1,046
- on contracts	79	96
- other	75	44
TOTAL	**1,232**	**1,186**

• At December 31, 2005, the Group's commitments under non-cancellable leases by type and maturity are as follows:

in millions of euros	Computer equipments	Offices	Cars	Other	Total
y+1	56	173	47	5	**281**
y+2	27	151	37	4	**219**
y+3	14	133	24	3	**174**
y+4	3	104	8	-	**115**
y+5	-	83	1	-	**84**
y+6 and subsequent years	-	173	-	-	**173**
Total at December 31, 2005	**100**	**817**	**117**	**12**	**1,046**
Total at December 31, 2004	**69**	**888**	**112**	**9**	**1,078**

Year-on-year changes in obligations under non-cancellable office leases essentially relate to the streamlining of the property portfolio (see Note 5 "Other operating income and expense").
Year-on-year changes in obligations under leases of IT equipment primarily reflect the recognition of the entire obligation under certain lease agreements included in the outsourcing contract signed with Schneider Electric (see Note 18 – "Cash and cash equivalents").

Office lease terms depend on the geographic area and vary between 5 and 25 years. Vehicle leases are short-term contracts of 3 to 5 years.
Commitments relating to non-cancellable leases are mainly given in North America (€231 million), the United Kingdom (€198 million), the Benelux countries (€157 million), France (€148 million), and Germany and Central Europe (€120 million). Lease payments recognized in the income statement during the year totalled €212 million.

• Commitments given on contracts primarily represent purchase orders to be issued under global purchase contracts and bank guarantees given to clients in connection with projects.

• Other commitments relate mainly to:
  - guarantees given to the tax authorities in connection with tax disputes in France and Spain;
  - commitments relating to employees in the Netherlands and Sweden.

c) Other commitments

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting business, former partners of Ernst & Young who worked in the consulting business became employees of the Capgemini Group and as such have employment contracts. If any of these employees leaves the Group within a specified period – and by March 23, 2005 at the latest – they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting business to Capgemini. The number of shares to be returned depends on the reason for and timing of the employee's departure.

Cap Gemini S.A. as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The coverage has been taken out with several different insurance companies as part of a worldwide insurance program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.
€30 million of this program (compared with €20 million until October 15, 2005) is covered by a fully-consolidated captive reinsurance entity whose commitments are totally covered or re-insured.

On June 26, 2003 and June 28, 2004, Cap Gemini S.A. sold to a credit institution for €74 million and €33 million respectively, a tax receivable of €90 million and an additional tax receivable of €39 million due from the French Treasury resulting from the election to carry back the French tax loss generated in 2002. Under the sale agreements, Cap Gemini S.A. undertook to compensate the buyer for any difference between the amount of the credits sold and the amount effectively recoverable from the French Treasury. This undertaking expires on June 30, 2011.

Under IFRS, the sale of carry-back tax credits is treated as a guaranteed financing transaction. Further to an analysis of the risks and rewards related to these carry-back tax credits, they have been taken back to the consolidated balance sheet at present value, with a corresponding adjustment to financial debt. The related financial debt and carry-back credits should be derecognized in 2011, when the effective amount of payments due by the French Treasury in 2008 and 2009 to the buyer of the carry-back credits is known.

On October 20, 2003 Cap Gemini S.A. filed a public exchange offer to acquire all of the outstanding share capital of Transiciel, in which Transiciel shareholders were invited to exchange their shares under one of the two following options:

- Option 1: an exchange ratio of 1 new Capgemini share for every 3 Transiciel shares;
- Option 2: an exchange ratio of 5 new Capgemini shares plus 16 warrants giving entitlement to new Capgemini shares, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Capgemini shares subject to the Sogeti/Transiciel entity attaining certain earnings targets in 2004 and 2005. This earn-out mechanism is described in the prospectus which was approved by the "Commission des Opérations de Bourse" under reference no.03-935 on October 29, 2003. If the targets under Option 2 are met by the new Sogeti/Transiciel entity, shareholders who have chosen Option 2 would be entitled to receive a maximum of 508,600 new Capgemini shares – with a dividend entitlement date of January 1, 2006 – at the close of the extended public exchange offer for Transiciel shares on January 28, 2004. At December 31, 2005, the resulting additional purchase consideration was estimated at €11 million, i.e. 315,790 new shares (subject to validation by the third-party mediator as provided for by article 1.4.13.10 of the alternative public exchange offer) valued at €35.44 each (market price on December 18, 2003, the date of the Extraordinary Shareholders' Meeting which approved the transaction). The goodwill relating to Transiciel was adjusted to reflect this additional purchase consideration, with a corresponding adjustment to equity.

On April 12, 2005, the Group entered into an alliance with the Japanese Group N.T.T. Data Corporation providing for the sale of 95% of its stake in Capgemini Japan K.K. for €30 million. The sale agreement included a put option for the Capgemini Group in relation to its 5% residual interest in Zacatii Consulting Inc (formerly Capgemini Japan K.K.) and a call option for the N.T.T. Data Corporation in relation to the same shares. These options are exercisable for a period of two years as from July 14, 2008 at the higher of the market value of the shares at the exercise date and the valuation of the shares as determined based on the initial transaction cost (i.e. €1.6 million for the residual 5% stake in Zacatii Consulting Inc).

For various large contracts signed by Group entities (in particular the "ASPIRE" contract signed with the UK Inland Revenue on January 5, 2004 for an estimated amount of £3 billion, the TXU contract signed on May 17, 2004 for US$3.5 billion and the Schneider Electric Industries SAS contract signed on October 28, 2004 for €1.6 billion), the Group has provided a performance and/or a financial guarantee. In addition to the standard clauses, the outsourcing contract signed with TXU Energy Company LLC and TXU Electric Delivery Company (formerly named Oncor Electric Delivery Company) provides the TXU group with a right to terminate the contract if the Group's corporate credit rating is downgraded to below investment grade. The contract continued to remain in force following the downgrade of the Group's credit rating by Standard & Poor's on January 7, 2005.

On May 25, 2004, the Capgemini Group signed an agreement with France Telecom providing for the outsourcing of part of its telecommunications network for a term of eight years. Under the agreement, an indemnity is payable to either Capgemini or France Telecom depending on whether or not actual purchase volumes are higher or lower than the level specified in the agreement. Capgemini's maximum liability under this agreement amounted to €19.8 million at December 31, 2005.

NOTE 27–**SEGMENT INFORMATION**

I. SEGMENT REPORTING BY GEOGRAPHIC AREA

At December 31, 2005 the Group had operations in the following eight geographic areas:

GEOGRAPHIC AREA	**COUNTRIES**
North America	Canada, United States, Mexico
United Kingdom and Ireland	United Kingdom, Ireland
Nordic countries	Sweden, Finland, Denmark, Norway
Benelux countries	Netherlands, Belgium, Luxembourg
Germany and Central Europe	Germany, Austria, Switzerland, Hungary, Poland, Czech Republic, Slovakia, Serbia
France	France
Southern Europe	Spain, Portugal, Italy
Asia-Pacific	Australia, China, India, Indonesia, Japan, Malaysia, Singapore

A) Analysis of segment profit/(loss)

Segment profit/(loss) for the year 2005 breaks down as follows:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	**Total**
REVENUES											
External revenue	1,353	1,738	415	956	443	1,666	310	73	-	-	**6,954**
Inter-segment revenue	17	50	17	49	42	67	22	70	-	(334)	-
Revenues	**1,370**	**1,788**	**432**	**1,005**	**485**	**1,733**	**332**	**143**	**-**	**(334)**	**6,954**
OPERATING MARGIN											
Operating margin	(26)	67	24	101	36	44	9	9	(39)	-	**225**
%	*(1.9)*	*3.8*	*5.9*	*10.6*	*8.2*	*2.6*	*2.9*	*12.1*	-	-	**3.2**
OPERATING PROFIT/(LOSS)											
Operating profit/(loss)	20	56	14	85	50	16	5	8	(40)	-	**214**
Finance costs, net											**(24)**
Other financial income and expense, net											**(14)**
Income tax expense											**(35)**
Profit for the period											**141**
Profit attributable to equity holders of the parent											**141**

(1) Items not allocated correspond to headquarters' expenses.

The operating margin reported by France in 2005 was hit by the negative results generated over the period on the Schneider contract. This contract, begun at the end of 2004, represents an ambitious and complex transformational process leading the Group to reschedule the timeframe of the project and renegotiate certain aspects of the contract, with the client's agreement.

Segment profit/(loss) for the year 2004 breaks down as follows:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	**Total**
REVENUES											
External revenue	1,351	1,288	391	857	477	1,479	299	93	-	-	**6,235**
Inter-segment revenue	13	35	12	45	23	64	12	50	-	(254)	-
REVENUES	**1,364**	**1,323**	**403**	**902**	**500**	**1,543**	**311**	**143**	**-**	**(254)**	**6,235**
OPERATING MARGIN											
Operating margin	(108)	8	1	46	15	54	(10)	3	(33)	-	**(24)**
%	*(8.0)*	*0.6*	*0.3*	*5.4*	*3.1*	*3.6*	*(3.3)*	*3.2*	-	-	**(0.4)**
OPERATING PROFIT/(LOSS)											
Operating profit/(loss)	(149)	(26)	(15)	(2)	(6)	(10)	(41)	1	(33)	-	**(281)**
Finance cost, net											**(28)**
Other financial income and expense, net											**1**
Income tax expense											**(226)**
Profit/(loss) for the period											**(534)**
Profit/(loss) attributable to equity holders of the parent											**(534)**

(1) Items not allocated correspond to headquarters' expenses.

B) Analysis of depreciation, amortization and expenses with no cash impact

Depreciation, amortization and expenses with no cash impact break down as follows for the year 2005:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Non allocated	Total
Depreciation and amortization expense	(47)	(47)	(8)	(25)	(24)	(25)	(4)	(5)	(1)	(186)
Additions to/reversals from provisions (1)	1	(1)	-	(1)	-	(10)	(1)	1	-	(11)
Unrealized exchange gains and losses	-	-	-	-	-	-	-	-	-	-
TOTAL	**(46)**	**(48)**	**(8)**	**(26)**	**(24)**	**(35)**	**(5)**	**(4)**	**(1)**	**(197)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

Depreciation, amortization and expenses with no cash impact break down as follows for the year 2004:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Non allocated	Total
Depreciation and amortization expense	(49)	(60)	(9)	(28)	(32)	(27)	(5)	(4)	(1)	(215)
Additions to provisions	(2)	(1)	-	(2)	(3)	(3)	(1)	(3)	-	(15)
Unrealized exchange gains and losses	-	-	-	-	-	-	-	-	-	-
TOTAL	**(51)**	**(61)**	**(9)**	**(30)**	**(35)**	**(30)**	**(6)**	**(7)**	**(1)**	**(230)**

C) Analysis of segment assets and liabilities

The location of assets corresponds to the location of the Group's clients, except for those concerning outsourcing centers such as in India.

Segment assets and liabilities broke down as follows at December 31, 2005:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Non allocated	Elimination	Total
Segment assets (external)	685	981	257	899	348	1,348	201	71	178	-	4,968
Inter-segment assets	22	22	9	19	15	65	9	18	36	(215)	-
Total segment assets	**707**	**1,003**	**266**	**918**	**363**	**1,413**	**210**	**89**	**214**	**(215)**	**4,968**
Deferred income tax assets											811
Recoverable income tax											21
Short-term investments											1,805
Derivative instruments (1)											-
TOTAL ASSETS											**7,605**
Segment liabilities (external)	601	901	155	321	165	861	143	38	28	-	3,213
Inter-segment liabilities	41	46	11	32	18	45	10	(1)	10	(212)	-
Total segment liabilities	**642**	**947**	**166**	**353**	**183**	**906**	**153**	**37**	**38**	**(212)**	**3,213**
Total equity											2,992
Deferred income tax liabilities											121
Current income tax liabilities											47
Financial debt and bank overdrafts											1,231
Derivative instruments (1)											1
TOTAL EQUITY AND LIABILITIES											**7,605**

(1) Interest rate hedges (see Note 19 – "Derivative instruments").

Segment assets and liabilities broke down as follows at December 31, 2004:

in millions of euros	North America	United Kingdom & Ireland	Nordic countries	Benelux countries	Germany & Central Europe	France	Southern Europe	Asia-Pacific	Non allocated	Elimination	Total
Segment assets (external)	690	1,010	299	814	383	1,210	209	57	158	-	4,830
Inter-segment assets	29	23	6	21	11	35	6	15	21	(167)	-
Total segment assets	**719**	**1,033**	**305**	**835**	**394**	**1,245**	**215**	**72**	**179**	**(167)**	**4,830**
Deferred income tax assets											775
Recoverable income tax											29
Short-term investments											1,001
Derivative instruments (1)											1
TOTAL ASSETS											**6,636**
Segment liabilities (external)	464	731	176	225	200	756	161	34	2	-	2,749
Inter-segment liabilities	36	23	7	23	31	23	8	9	3	(163)	-
Total segment liabilities	**500**	**754**	**183**	**248**	**231**	**779**	**169**	**43**	**5**	**(163)**	**2,749**
Total equity											2,788
Deferred income tax liabilities											95
Current income tax liabilities											56
Financial debt and bank overdrafts											948
Derivative instruments (1)											-
TOTAL EQUITY AND LIABILITIES											**6,636**

(1) Interest rate hedges (see Note 19 – "Derivative instruments").

D) Analysis of acquisitions of intangible assets and property, plant and equipment

Acquisitions of intangible assets and property, plant and equipment can be analyzed as follows:

At December 31 *(in millions of euros)*	**2004**	**2005**
North America	35	38
United Kingdom and Ireland	61	27
Nordic countries	8	8
Benelux countries	20	9
Germany and Central Europe	54	20
France	29	24
Southern Europe	2	8
Asia-Pacific	7	8
TOTAL	**216**	**142**

The acquisition cost of intangible assets and property, plant and equipment set out in the table above (€142 million) is different from the figure provided in the cash flow statement as the cash flow statement does not include transactions with no cash impact such as acquisitions of assets held under finance leases.

II. SEGMENT REPORTING BY BUSINESS SEGMENTS

At December 31, 2005, the Group's services were organized into four businesses:

Consulting Services, which involves helping to enhance the performance of organizations, based on in-depth knowledge of client industries and processes.

Technology Services, which involves integrating IT systems and applications, enabling the planning, design, management and development of IT systems and applications.

Outsourcing Services, which involves the Group taking charge of clients' transformation and outsourcing of support functions and includes a Business Process Outsourcing offering.

Local Professional Services, which involves providing IT assistance and expertise within client companies.

Revenue breaks down as follows by business segment:

	2004		2005	
in millions of euros	Amount	%	Amount	%
Consulting Services	1,027	16	918	13
Technology Services	2,163	35	2,307	33
Outsourcing Services	2,034	33	2,611	38
Local Professional Services	1,011	16	1,118	16
TOTAL	**6,235**	**100**	**6,954**	**100**

Operating margin breaks down as follows by business segment:

	2004		2005	
in millions of euros	Amount	%	Amount	%
Consulting Services	10	1.1	41	4.5
Technology Services	(44)	(2.0)	118	5.1
Outsourcing Services	(40)	(2.0)	3	0.1
Local Professional Services	83	7.8	102	9.1
Unallocated	(33)	-	(39)	-
TOTAL	**(24)**	**(0.4)**	**225**	**3.2**

NOTE 28~**NUMBER OF EMPLOYEES**

A) Average number of employees

The breakdown of average headcount across the Group geographic areas is as follows:

	2003		2004		2005	
	Employees	%	Employees	%	Employees	%
North America	8, 832	18	8, 338	15	7, 381	12
United Kingdom and Ireland	6, 651	14	7, 471	13	8, 668	15
Nordic countries	3, 926	8	3, 652	6	3, 439	6
Benelux countries	8, 098	16	8, 356	15	8, 402	14
Germany and Central Europe	3, 026	6	3, 256	6	3, 487	6
France	12, 905	26	18, 443	32	19, 196	32
Southern Europe	4, 563	9	5, 210	9	5, 246	9
Asia-Pacific	1, 655	3	2, 509	4	3, 762	6
Not allocated	149	-	152	-	153	-
TOTAL	**49 805**	**100**	**57 387**	**100**	**59 734**	**100**

B) Number of employees at December 31

The breakdown of headcount at December 31 across the Group geographic areas is as follows:

At December 31	2003		2004		2005	
	Employees (*)	%	Employees	%	Employees	%
North America	7, 914	14	8, 893	15	6, 351	10
United Kingdom and Ireland	6, 496	12	8, 534	14	8, 826	15
Nordic countries	3, 672	7	3, 485	6	3, 429	6
Benelux countries	8, 540	15	8, 306	14	8, 613	14
Germany and Central Europe	3, 055	5	3, 390	6	3, 732	6
France	18, 301	33	18, 508	31	19, 714	32
Southern Europe	5, 404	10	5, 151	9	5, 591	9
Asia-Pacific	2, 053	4	2, 901	5	4, 628	8
Not allocated	141	-	156	-	152	-
TOTAL	**55 576**	**100**	**59 324**	**100**	**61 036**	**100**

(*) includes Transiciel (7,272 employees), acquired end of 2003.

NOTE 29~SUBSEQUENT EVENTS

On January 16, 2006, TXU Energy Company LLC notified our subsidiary Capgemini Energy LP of a failure to comply with its service obligations as a call center, based on satisfaction surveys conducted of customers referred to in the contracts. The response of Capgemini Energy LP, sent to TXU on February 2, formally contested this allegation and negotiations are currently in progress with a conclusion is expected to be reached shortly. Although TXU has not waived its contractual rights, it has not undertaken any steps to terminate all or part of the contract and it continues to speak positively of its beneficial relations with Capgemini in its various external financial communications, and of significant improvements in results and performance, including in the area of client relationships.

On February 2, 2006, as part of a bid initiated by General Motors (GM), Capgemini America Inc, Capgemini UK Plc, Capgemini Systems GmbH and Capgemini International B.V. jointly signed a five-year contract for over US$500 million covering several projects that are important to GM's shift to the "third-generation" outsourcing program.

On February 14, 2006, Cap Gemini S.A. was summoned to appear before the Paris Commercial Court by Georges Cohen, the former managing director of Transiciel (acquired by the Company in December 2003 through a public exchange offer), who is challenging both the exchange ratio applicable to this offer and the terms and conditions of his departure from the Group. The Group considers that Georges Cohen's claim is fully unfounded and no provision has therefore been raised in this respect in its 2005 consolidated financial statements.

At the Annual Shareholders' Meeting, the Board of Directors will recommend a dividend payment of €0.5 per share for 2005.

NOTE 30–LIST OF CONSOLIDATED COMPANIES BY COUNTRY

At December 31, 2005 a total of 108 companies were consolidated by the Group.

Country	Consolidated companies	% interest	Consolidation method
GERMANY	Capgemini Deutschland GmbH	100.0%	FC
	Capgemini Deutschland Holding GmbH	100.0%	FC
	Capgemini Systems GmbH	100.0%	FC
	Software Design and Management AG (Munchen)	100.0%	FC
	Sogeti Deutschland GmbH	100.0%	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100.0%	FC
AUSTRALIA	Capgemini Australia Pty Ltd.	100.0%	FC
	Capgemini Business Services Australia Pty Ltd.	100.0%	FC
AUSTRIA	Capgemini Consulting Österreich AG	100.0%	FC
BELGIUM	Capgemini Belgium N.V./S.A.	100.0%	FC
	Sogeti Belgium S.A.	100.0%	FC
	Sogeti-Transiciel International S.A.	100.0%	FC
CANADA	Capgemini New Brunswick Inc.	100.0%	FC
	Capgemini Nova Scotia Ltd.	100.0%	FC
	Capgemini Canada Inc.	100.0%	FC
	Inergi Inc.	100.0%	FC
	Inergi LP	100.0%	FC
	New Horizons System Solutions LP	100.0%	FC
	New Horizons System Solutions Inc.	100.0%	FC
CHINA	Capgemini (Shanghai) Co. Ltd.	100.0%	FC
	Capgemini Hong Kong Ltd.	100.0%	FC
	Capgemini Data Processing Shenzen Ltd.	100.0%	FC
	Capgemini Business Services (China) Ltd.	100.0%	FC
	OneResource Ltd	100.0%	FC
	Capgemini Business Services (Asia) Ltd.	100.0%	FC
DENMARK	Capgemini Danmark AS	100.0%	FC
SPAIN	Capgemini España, S.L.	100.0%	FC
	Sogeti España S.L.	100.0%	FC
UNITED STATES	BiosGroup Inc.	38.03%	EQ
	BIOS GP Inc.	100.0%	FC
	Capgemini America Inc.	100.0%	FC
	Capgemini Applications Services LLC	100.0%	FC
	Capgemini Kansas City Service Center LLC	100.0%	FC
	Capgemini U.S. Consulting B.V.	100.0%	FC
	Capgemini Holding Inc.	100.0%	FC
	Capgemini U.S. LLC	100.0%	FC
	Capgemini North America Inc.	100.0%	FC
	Capgemini Technologies LLC	100.0%	FC
	Capgemini Government Solutions LLC	100.0%	FC
	Sogeti USA LLC	100.0%	FC
	Capgemini Energy GP LLC	100.0%	FC
	Capgemini Energy Holdings LLC	100.0%	FC
	Capgemini Energy LP	97.1%	FC
FINLAND	Capgemini Finland Oy	100.0%	FC

FC = Fully consolidated; EQ = Accounted for by the equity method.

Country	Consolidated companies	% interest	Consolidation method
FRANCE	Cap Gemini S.A.	Parent company	FC
	Answork	14.8%	EQ
	Capgemini France S.A.S	100.0%	FC
	Capgemini Gouvieux S.A.S	100.0%	FC
	Capgemini Service S.A.S.	100.0%	FC
	Capgemini Université S.A.S	100.0%	FC
	Immobilière Les Fontaines S.A.R.L.	100.0%	FC
	SCI Béhoust	100.0%	FC
	SCI Paris Etoile	100.0%	FC
	Capgemini Consulting S.A.S.	100.0%	FC
	Capgemini Finance et Services S.A.S.	100.0%	FC
	Capgemini Industrie et Distribution S.A.S.	100.0%	FC
	Capgemini Est S.A.S.	100.0%	FC
	Capgemini Ouest S.A.S.	100.0%	FC
	Capgemini Sud S.A.S.	100.0%	FC
	Capgemini Outsourcing Services S.A.S.	100.0%	FC
	Capgemini OS Electric S.A.S.	100.0%	FC
	Cap Gemini Telecom & Media S.A.S	100.0%	FC
	Sogeti-Transiciel S.A.S.	100.0%	FC
	Sogeti-Transiciel Infrastructure Service S.A.S.	100.0%	FC
	Sogeti-Transiciel Application Service S.A.S.	100.0%	FC
	Sogeti-Transiciel Technology S.A.S.	100.0%	FC
	Sogeti-Transiciel Régions S.A.	100.0%	FC
	Sinfor Automation S.A.	100.0%	FC
	Sogeti-Transiciel Services S.A.S.	100.0%	FC
	Retec S.A.	100.0%	FC
	Chryseis Micro et Réseaux E.U.R.L.	100.0%	FC
UNITED KINGDOM	Capgemini UK Plc	100.0%	FC
	CGS Holdings Ltd.	100.0%	FC
	Gemini Consulting Holding Ltd. (UK)	100.0%	FC
	Sogeti UK	100.0%	FC
HUNGARY	Capgemini Magyarorszag Kft	100.0%	FC
INDIA	Capgemini Consulting India Private Ltd.	100.0%	FC
IRELAND	Capgemini Ireland Ltd.	100.0%	FC
ITALY	Capgemini Italia S.p.A.	100.0%	FC
LUXEMBOURG	Sogeti Luxembourg S.A.	100.0%	FC
	Capgemini Reinsurance Company S.A.	100.0%	FC
	Sogeti PSF Luxembourg S.A.	100.0%	FC
MEXICO	Capgemini Mexico S. de R.L. de C.V.	100.0%	FC
NORWAY	Capgemini Norge AS	100.0%	FC

FC = Fully consolidated; EQ = Accounted for by the equity method.

Country	Consolidated companies	% interest	Consolidation method
NETHERLANDS	Capgemini Outsourcing B.V.	100.0%	FC
	Capgemini Interim Management B.V.	100.0%	FC
	Capgemini Nederland B.V.	100.0%	FC
	Capgemini Sourcing B.V.	100.0%	FC
	Capgemini Educational Services B.V.	100.0%	FC
	Capgemini N.V.	100.0%	FC
	Paul Postma Marketing Consultancy B.V.	100.0%	FC
	Capgemini Datacenter Amsterdam B.V.	100.0%	FC
	Sogeti Nederland B.V.	100.0%	FC
	Capgemini International B.V.	100.0%	FC
	Cap Gemini Telecom Media & Networks Nederland B.V.	100.0%	FC
POLAND	Capgemini Polska Sp z.o.o.	100.0%	FC
PORTUGAL	Capgemini Portugal, Serviços de Consultoria e Informatica S.A.	100.0%	FC
CZECH REPUBLIC	Capgemini Czech Republic S.r.o.	100.0%	FC
SERBIA	Capgemini d.o.o (Serbia and Montenegro)	100.0%	FC
SINGAPORE	Capgemini Asia Pacific Pte Ltd.	100.0%	FC
SLOVAKIA	Capgemini Slovensko, s.r.o.	100.0%	FC
SWEDEN	Capgemini AB	100.0%	FC
	Capgemini Sverige AB	100.0%	FC
	Sogeti Sverige AB	100.0%	FC
SWITZERLAND	Capgemini Suisse S.A.	100.0%	FC
	SD&M Schweiz AG	100.0%	FC
	Ad Hoc Management	100.0%	FC
	Sogeti Suisse S.A.	100.0%	FC

FC = Fully consolidated; EQ = Accounted for by the equity method.

NOTE 31 – IMPACT OF THE TRANSITION TO IFRS ON THE 2004 FINANCIAL STATEMENTS

I. BACKGROUND

In compliance with European Commission Regulation no. 1606/2002 of July 19, 2002 on the application of international accounting standards, the consolidated financial statements of the Capgemini Group for the year ended December 31, 2005 have been prepared in accordance with the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), applicable at December 31, 2005, as adopted by the European Union. Capgemini's first published IFRS consolidated financial statements were set out in the Group's Interim Report for the six months ended June 30, 2005. Comparative information was provided for first-half 2004, restated in accordance with the same standards.

For comparison purposes, the Group has prepared financial information for 2004 restated in accordance with IAS/IFRS, including:
- The balance sheet at the transition date (January 1, 2004);
- The Group's financial position at December 31, 2004 and its performance during the year then ended.

The 2004 financial information (restated in accordance with IFRS) concerning the expected impact of IFRS transition was presented in the Capgemini Group's Interim Report for first-half 2005 (see IV – "Main impacts on the consolidated financial statements as a result of adopting IAS/IFRS").
It was prepared by applying to 2004 data the IFRSs/IASs and interpretations that the Capgemini Group expected to be required to apply when preparing the comparative 2004 financial statements to be published with the IFRS financial statements for full-year 2005. The opening balance sheet used to prepare the 2005 consolidated financial statements presented in the 2005 Annual Report, is the same as that presented in the Capgemini Group's Interim Report for first-half 2005.

The 2004 financial information described in the notes has therefore been prepared on the basis of:
- The IFRSs/IASs and related interpretations whose application is compulsory at December 31, 2005;
- The options chosen and exemptions applied by the Group to prepare its first set of IFRS consolidated financial statements for the year ended December 31, 2005.

This information was subject to a review by the Audit Committee and to audit procedures by the Statutory Auditors.

II. STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE FIRST IFRS FINANCIAL INFORMATION

A) Description of the standards applied

See Note 1 – "Accounting policies".

B) Description of accounting treatments applied by the Group on first-time adoption of IFRS

Apart from the treatments applied on first-time adoption, the value of assets and liabilities in the opening balance sheet at January 1, 2004 has been restated retrospectively as if the Group had always applied IAS/IFRS.

As allowed under IFRS 1 – "First-time Adoption of International Financial Reporting Standards", the Group has selected the following accounting treatments for first-time adoption:

Business combinations

The Group has elected not to restate business combinations carried out prior to January 1, 2004, as allowed under IFRS 3 – "Business Combinations".

Actuarial gains and losses on employee benefits

The Group has elected to recognize in provisions for pensions and other post-retirement benefits all cumulative actuarial gains and losses on employee benefits at the date of transition to IFRS. This adjustment had a €9 million negative impact on consolidated equity (after tax) at January 1, 2004.

Cumulative translation adjustments

The Capgemini Group has reclassified under retained earnings the cumulative translation adjustment at January 1, 2004 relating to the conversion of the accounts of foreign subsidiaries. The total amount reclassified was €(236) million. This adjustment had no impact on total opening equity at January 1, 2004. The value of translation adjustments in the IFRS consolidated financial statements has therefore been set to zero as at January 1, 2004. If one of the subsidiaries concerned is subsequently sold, the gain or loss on disposal will not include the impact of any translation adjustments recorded prior to January 1, 2004.

Share-based payment

The Group has applied IFRS 2 – "Share-based Payment", for stock options granted after November 7, 2002 which had not yet vested at January 1, 2005. This restatement had no impact on opening equity. The related expense recorded in the 2004 statement of income amounted to €4 million.

The Group has elected not to use the following exemptions provided for under IFRS 1 – "First-time Adoption of International Financial Reporting Standards":

- Fair value or revaluation as deemed cost;
- Compound financial instruments;
- Assets and liabilities of subsidiaries, associates and joint ventures;
- Designation of previously recognized financial instruments;
- Insurance contracts;
- Decommissioning liabilities included in the cost of property, plant and equipment;
- Leases;
- Fair value measurement of financial assets or financial liabilities at initial recognition.

III. RECONCILIATIONS BETWEEN THE FRENCH GAAP AND IFRS BALANCE SHEETS AND INCOME STATEMENTS

A) Reconciliation between French GAAP and re-formatted IFRS consolidated balance sheets at January 1, 2004 (reclassifications)

ASSETS *in millions of euro*	French GAAP at Jan.1, 2004	Advances received from customers	Accounts and notes receivable	Deferred income taxes	Assets available for sale	Other	French GAAP re-formatted into IFRS format	ASSETS *(in millions of euros)*
Notes (section IV)		(1)						
Intangible assets	1,849	-	-	-	-	14	1,863	Intangible assets
Property, plant and equipment	471	-	-	-	(21)	(2)	448	Property, plant and equipment
Financial assets	88	-	-	-	-	-	88	Financial assets
Long-term deferred tax assets	671	-	-	103	-	-	774	Deferred tax assets
	-	-	7	-	-	(1)	6	Non current receivables
Total non-current assets	**3,079**	**-**	**7**	**103**	**(21)**	**11**	**3,179**	**Total non-current assets**
Accounts and notes receivable	1,411	343	(28)	-	-	12	1,738	Accounts and notes receivable
Other receivables	320	-	21	(103)	-	(6)	232	Other receivables
	-	-	-	-	21	-	21	Assets held for sale
Short-term investments	929	-	-	-	-	-	929	Short-term investments
Cash	292	-	-	-	-	-	292	Cash
Total current assets	**2,952**	**343**	**(7)**	**(103)**	**21**	**6**	**3,212**	**Total current assets**
Total assets	**6,031**	**343**	**-**	**-**	**-**	**17**	**6,391**	**Total assets**

EQUITY AND LIABILITIES *in millions of euros*	French GAAP at Jan. 1, 2004	Advances received from customers	Provisions for pensions and other post-retirement benefits	Provisions for other liabilities and charges	Other liabilities	Employee profit sharing reserve	Current income tax liabilities	Deferred income taxes	Other	French GAAP reformatted into IFRS format	EQUITY AND LIABILITIES *(in millions of euros)*
Notes (section IV)		(1)									
Share capital	1,049	-	-	-	-	-	-	-	-	1,049	Share capital
Additional paid-in capital	2,220	-	-	-	-	-	-	-	-	2,220	Additional paid-in capital
Retained earnings and other reserves	82	-	-	-	-	-	-	-	-	82	Retained earnings and other reserves
Shareholders' equity	**3,351**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**3,351**	**Capital and reserves attributable to equity holders**
Long-term debt	722	-	-	-	-	-	-	-	(3)	719	Long-term financial debt
	-	-	-	-	-	-	-	70	-	70	Deferred tax liabilities
	-	-	101	-	-	-	-	-	(1)	100	Provisions for pensions and other post-retirement benefits
Provisions and other long-term liabilities	258	-	(101)	(19)	-	(62)	-	(52)	-	24	Non-current provisions
	-	-	-	-	50	62	-	-	1	113	Other non-current liabilities
Total long-term liabilities	**980**	**-**	**-**	**(19)**	**50**	**-**	**-**	**18**	**(3)**	**1,026**	**Total non-current liabilities**
Short-term debt and bank overdrafts	233	-	-	-	-	-	-	-	3	236	Short-term financial debt and bank overdrafts
Accounts and notes payable	1,384	343	-	-	(50)	(13)	-	-	9	1,673	Accounts and notes payable
	-	-	-	19	-	-	-	-	-	19	Current provisions
	-	-	-	-	-	-	53	-	8	61	Current income tax liabilities
Other payables	83	-	-	-	-	13	(53)	(18)	-	25	Other payables
Total current liabilities	**1,700**	**343**	**-**	**19**	**(50)**	**-**	**-**	**(18)**	**20**	**2,014**	**Total current liabilities**
Total equity and liabilities	**6,031**	**343**	**-**	**-**	**-**	**-**	**-**	**-**	**17**	**6,391**	**Total equity and liabilities**

N.B : The columns entitled "Other" in Table A and the other tables below include an aggregate of adjustments which are non-material when taken individually.

B) Reconciliation between re-formatted IFRS and restated IFRS consolidated balance sheets at January 1, 2004 (restatements)

ASSETS *in millions of euros*	French GAAP re-formatted into IFRS format	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions and other post-retirement benefits	Carry-back credit	Cancellation of deferred tax discounting	OCEANE bonds	Finance leases	Other	Restated under IFRS Jan. 1, 2004
Notes (section IV)		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Intangible assets	1,863	-	-	-	-	-	-	-	1	1,864
Property, plant and equipment	448	-	-	-	-	-	-	65	1	514
Financial assets	88	-	-	-	-	-	-	-	-	88
Deferred tax assets	774	-	9	7	-	218	-	-	6	1,014
Non current receivables	6	-	-	-	75	-	-	-	1	82
Total non-current assets	**3,179**	**-**	**9**	**7**	**75**	**218**	**-**	**65**	**9**	**3,562**
Accounts and notes receivable	1,738	12	-	-	-	-	-	-	-	1,750
Other receivables	232	-	(29)	-	-	-	(8)	-	2	197
Assets held for sale	21	-	-	-	-	-	-	-	-	21
Short-term investments	929	-	-	-	-	-	-	-	-	929
Cash	292	-	-	-	-	-	-	-	-	292
Total current assets	**3,212**	**12**	**(29)**	**-**	**-**	**-**	**(8)**	**-**	**2**	**3,189**
Total assets	**6,391**	**12**	**(20)**	**7**	**75**	**218**	**(8)**	**65**	**11**	**6,751**
Commitments received	9									

EQUITY AND LIABILITIES *in millions of euros*	French GAAP re-formatted into IFRS format	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions and other post-retirement benefits	Carry-back credit	Cancellation of deferred tax discounting	OCEANE bonds	Finance leases	Other	Restated under IFRS Jan. 1, 2004
Notes (section IV)		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Share capital	1,049	-	-	-	-	-	-	-	-	1,049
Additional paid-in capital	2,220	-	-	-	-	-	-	-	-	2,220
Retained earnings and other reserves	82	12	(20)	(279)	-	218	33	(1)	(7)	38
Capital and reserves attributable to equity holders	**3,351**	**12**	**(20)**	**(279)**	**-**	**218**	**33**	**(1)**	**(7)**	**3,307**
Long-term financial debt	719	-	-	-	75	-	(61)	56	1	790
Deferred tax liabilities	70	-	-	-	-	-	20	-	4	94
Provisions for pensions and other post-retirement benefits	100	-	-	285	-	-	-	-	-	385
Non-current provisions	24	-	-	-	-	-	-	-	-	24
Other non current liabilities	113	-	-	-	-	-	-	-	10	123
Total non-current liabilities	**1,026**	**-**	**-**	**285**	**75**	**-**	**(41)**	**56**	**15**	**1,416**
Short-term financial debt and bank overdrafts	236	-	-	-	-	-	-	10	-	246
Accounts and notes payable	1,673	-	-	-	-	-	-	-	-	1,673
Current provisions	19	-	-	1	-	-	-	-	-	20
Current income tax liabilities	61	-	-	-	-	-	-	-	-	61
Other payables	25	-	-	-	-	-	-	-	3	28
Total current liabilities	**2,014**	**-**	**-**	**1**	**-**	**-**	**-**	**10**	**3**	**2,028**
Total equity and liabilities	**6,391**	**12**	**(20)**	**7**	**75**	**218**	**(8)**	**65**	**11**	**6,751**
Commitments given	1,343									

N.B : Off-balance sheet commitments are now disclosed in separate tables (see notes III-I and III-J) rather than at the foot of the balance sheet.

C) Reconciliation between French GAAP and re-formatted IFRS consolidated balance sheets at December 31, 2004 (reclassifications)

ASSETS *in millions of euros*	French GAAP at Dec. 31, 2004	Advances received from customers	Accounts and notes receivable	Deferred taxes	Assets held for sale	Other	French GAAP re-formatted into IFRS format	ASSETS *(in millions of euros)*
Notes (section IV)		*(1)*						
Intangible assets	1,884	-	-	-	-	2	1,886	Intangible assets
Property, plant and equipment	460	-	-	-	(17)	(3)	440	Property, plant and equipment
Financial assets	64	-	-	-	-	-	64	Financial assets
Long-term deferred tax assets	558	-	-	95	-	(5)	648	Deferred tax assets
	-	-	18	-	-	(9)	9	Non current receivables
Total non-current assets	**2,966**	**-**	**18**	**95**	**(17)**	**(15)**	**3,047**	**Total non-current assets**
Accounts and notes receivable	1,316	484	(18)	-	-	23	1,805	Accounts and notes receivable
Other receivables	296	-	-	(95)	-	10	211	Other receivables
	-	-	-	-	17	-	17	Assets held for sale
Short-term investments	1,001	-	-	-	-	-	1,001	Short-term investments
Cash	251	-	-	-	-	-	251	Cash
Total current assets	**2,864**	**484**	**(18)**	**(95)**	**17**	**33**	**3,285**	**Total current assets**
Total assets	**5,830**	**484**	**-**	**-**	**-**	**18**	**6,332**	**Total assets**

EQUITY AND LIABILITIES *in millions of euros*	French GAAP at Dec. 31, 2004	Advances received from customers	Provisions for pensions and other post-retirement benefits	Provisions for liabilities and charges	Other liabilities	Employee profit-sharing reserve	Current income tax liabilities	Deferred taxes	Other	French GAAP re-formatted into IFRS format	EQUITY AND LIABILITIES *(in millions of euros)*
Notes (section IV)		*(1)*									
Share capital	1,051	-	-	-	-	-	-	-	-	1,051	Share capital
Additional paid-in capital	2,226	-	-	-	-	-	-	-	-	2,226	Additional paid-in capital
Retained earnings and other reserves	82	-	-	-	-	-	-	-	-	82	Retained earnings and other reserves
Loss for the year	(359)	-	-	-	-	-	-	-	-	(359)	Profit/(loss) for the period
Shareholders' equity	**3,000**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**3,000**	**Capital and reserves attributable to equity holders**
Minority interest	2	-	-	-	-	-	-	-	-	2	Minority interest
Total equity	**3,002**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**3,002**	**Total equity**
Long-term debt	653	-	-	-	-	-	-	-	1	654	Long-term financial debt
	-	-	-	-	-	-	-	78	(4)	74	Deferred tax liabilities
	-	-	123	-	-	-	-	-	(3)	120	Provisions for pensions and other post-retirement benefits
Provisions and other long-term liabilities	255	-	(123)	(18)	-	(38)	-	(55)	(2)	19	Non-current provisions
	-	-	-	-	78	38	-	-	-	116	Other non-current liabilities
Total long-term liabilities	**908**	**-**	**-**	**(18)**	**78**	**-**	**-**	**23**	**(8)**	**983**	**Total non-current liabilities**
Short-term debt and and bank overdrafts	197	-	-	-	-	-	-	-	(1)	196	Short-term financial debt bank overdrafts
Accounts and notes payable	1,634	484	-	-	(78)	(23)	-	-	23	2,040	Accounts and notes payable
	-	-	-	18	-	-	-	-	4	22	Current provisions
	-	-	-	-	-	-	56	-	-	56	Current income tax liabilities
Other payables	89	-	-	-	-	23	(56)	(23)	-	33	Other payables
Total current liabilities	**1,920**	**484**	**-**	**18**	**(78)**	**-**	**-**	**(23)**	**26**	**2,347**	**Total current liabilities**
Total equity and liabilities	**5,830**	**484**	**-**	**-**	**-**	**-**	**-**	**-**	**18**	**6,332**	**Total equity and liabilities**

D) Reconciliation between re-formatted IFRS and restated IFRS consolidated balance sheets at December 31, 2004 (restatements)

ASSETS *in millions of euros*	French GAAP reformatted into IFRS format	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions and other post-retirement benefits	Impairment and amortization of goodwill	Consolidation of Transiciel	Carry-back credit	Cancellation of deferred tax discounting	OCEANE bonds	Finance leases	Put options on minority interests	Other	Restated under IFRS Dec. 31, 2004
Notes (section IV)		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(G)	(H)	(I)		
Intangible assets	1,886	-	(4)	-	26	(16)	-	-	-	-	71	-	1,963
Property, plant and equipment	440	-	-	-	-	-	-	-	-	7	-	2	449
Financial assets	64	-	-	-	-	-	-	-	-	-	-	-	64
Deferred tax assets	648	-	9	7	-	-	-	106	-	-	-	5	775
Non current receivables	9	-	-	-	-	-	112	-	-	-	-	3	124
Total non-current assets	**3,047**	**-**	**5**	**7**	**26**	**(16)**	**112**	**106**	**-**	**7**	**71**	**10**	**3,375**
Accounts and notes receivable	1,805	2	7	-	-	-	-	-	-	-	-	-	1,814
Other receivables	211	-	(26)	-	-	-	-	-	(6)	-	-	(1)	178
Assets held for sale	17	-	-	-	-	-	-	-	-	-	-	-	17
Short-term investments	1,001	-	-	-	-	-	-	-	-	-	-	-	1,001
Cash	251	-	-	-	-	-	-	-	-	-	-	-	251
Total current assets	**3,285**	**2**	**(19)**	**-**	**-**	**-**	**-**	**-**	**(6)**	**-**	**-**	**(1)**	**3,261**
Total assets	**6,332**	**2**	**(14)**	**7**	**26**	**(16)**	**112**	**106**	**(6)**	**7**	**71**	**9**	**6,636**
Commitments received	11												

EQUITY AND LIABILITIES *in millions of euros*	French GAAP reformatted into IFRS format	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions and other post-retirement benefits	Impairment and amortization of goodwill	Consolidation of Transiciel	Carry-back credit	Cancellation of deferred tax discounting	Stock options	OCEANE bonds	Finance leases	Put options on minority interests	Other	Restated under IFRS Dec. 31, 2004
Notes (section IV)		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)	(H)	(I)		
Share capital	1,051	-	-	-	-	-	-	-	-	-	-	-	-	1,051
Additional paid-in capital	2,226	-	-	-	-	-	-	-	-	-	-	-	-	2,226
Retained earnings and other reserves	82	14	(20)	(278)	-	-	-	218	4	33	(1)	-	(7)	45
Profit/(loss) for the period	(359)	(55)	6	(19)	26	(16)	-	(112)	(4)	(5)	1	(2)	5	(534)
Capital and reserves attributable to equity holders	**3,000**	**(41)**	**(14)**	**(297)**	**26**	**(16)**	**-**	**106**	**-**	**28**	**-**	**(2)**	**(2)**	**2,788**
Minority interest	2	-	-	-	-	-	-	-	-	-	-	(2)	-	-
Total equity	**3,002**	**(41)**	**(14)**	**(297)**	**26**	**(16)**	**-**	**106**	**-**	**28**	**-**	**(4)**	**(2)**	**2,788**
Long-term financial debt	654	-	-	-	-	-	112	-	-	(52)	4	51	(1)	768
Deferred tax liabilities	74	-	-	-	-	-	-	-	-	18	-	-	3	95
Provisions for pensions and other post-retirement benefits	120	-	-	306	-	-	-	-	-	-	-	-	-	426
Non-current provisions	19	-	-	-	-	-	-	-	-	-	-	-	-	19
Other non current liabilities	116	-	-	-	-	-	-	-	-	-	-	24	5	145
Total non-current liabilities	**983**	**-**	**-**	**306**	**-**	**-**	**112**	**-**	**-**	**(34)**	**4**	**75**	**7**	**1,453**
Short-term financial debt and bank overdrafts	196	-	-	-	-	-	-	-	-	-	3	-	1	200
Accounts and notes payable	2,040	43	-	-	-	-	-	-	-	-	-	-	(1)	2,082
Current provisions	22	-	-	(2)	-	-	-	-	-	-	-	-	-	20
Current income tax liabilities	56	-	-	-	-	-	-	-	-	-	-	-	-	56
Other payables	33	-	-	-	-	-	-	-	-	-	-	-	4	37
Total current liabilities	**2,347**	**43**	**-**	**(2)**	**-**	**-**	**-**	**-**	**-**	**-**	**3**	**-**	**4**	**2,395**
Total equity and liabilities	**6,332**	**2**	**(14)**	**7**	**26**	**(16)**	**112**	**106**	**-**	**(6)**	**7**	**71**	**9**	**6,636**
Commitments given	1,379													

E) Reconciliation between French GAAP income statement and re-formatted IFRS income statement for the year ended December 31, 2004 (reclassifications)

in millions of euros	French GAAP 2004	Carry-back credit	Foreign exchange gains and losses	Restructuring costs	Discontinued operations	Disposal of Vertex	Goodwill impairment	Other income and expense	French GAAP reformatted into IFRS format 2004
Revenues	6,291	-	-	-	-	-	-	-	6,291
Cost of services rendered	(4,699)	-	-	-	-	-	-	-	(4,699)
Selling expenses	(610)	-	-	-	-	-	-	-	(610)
General and administrative expenses	(924)	(6)	(6)	-	-	-	-	(4)	(940)
Operating margin	**58**	**(6)**	**(6)**	**-**	**-**	**-**	**-**	**(4)**	**42**
Other operating income and expense, net	-	-	-	(220)	6	-	(11)	-	(225)
Operating profit/(loss)	**58**	**(6)**	**(6)**	**(220)**	**6**	**-**	**(11)**	**(4)**	**(183)**
Finance costs	(38)	-	-	-	-	-	-	(1)	(39)
Income from cash and cash equivalents	18	-	-	-	-	-	-	-	18
Finance costs, net	**(20)**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**	**(21)**
Other financial income and expenses, net	(4)	-	(1)	-	-	18	-	(3)	10
Other income and expense	(217)	6	7	220	(6)	(18)	-	8	-
Net income before taxes	**(183)**	**-**	**-**	**-**	**-**	**-**	**(11)**	**-**	**(194)**
Income tax expense	(125)	-	-	-	-	-	-	-	(125)
Net income before minority interests	**(308)**	**-**	**-**	**-**	**-**	**-**	**(11)**	**-**	**(319)**
Minority interest	-	-	-	-	-	-	-	-	-
Net income before amortization of goodwill	**(308)**	**-**	**-**	**-**	**-**	**-**	**(11)**	**-**	**(319)**
Goodwill amortization	(51)	-	-	-	-	-	11	-	(40)
Net income (Group share)	**(359)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(359)**

The main presentation change in relation to the income statement concerns the items "Operating margin" and "Operating profit/(loss)". The difference between the two headings is due to the fact that "Operating profit/(loss)" takes into account "Other operating income and expense, net". In accordance with the definition set out in Recommendation no. 2004-R.02 issued by the French National Accounting Board (*"Conseil National de la Comptabilité"*) on October 27, 2004, "Other operating income and expense" may include a very limited number of unusual items which occur infrequently and which represent particularly material amounts (see details at the foot of note F).

F) Reconciliation between re-formatted IFRS income statement and restated IFRS income statement for the year ended December 31, 2004 (restatements)

in millions of euros	French GAAP re-formatted into IFRS format 2004	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions and other post-retirement benefits	Goodwill	Consolidation of Transiciel	Carry-back credit	Cancellation of deferred tax discounting	Stock-options	OCEANE bonds	Other	Restated under IFRS 2004
Notes (section IV)		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)		
Revenues	6,291	(56)	-	-	-	-	-	-	-	-	-	6,235
Cost of services rendered	(4,699)	-	6	(11)	(5)	-	-	-	-	-	(3)	(4,712)
Selling expenses	(610)	-	-	(1)	-	-	-	-	-	-	-	(611)
General and administrative expenses	(940)	-	-	(1)	-	-	4	-	-	-	1	(936)
Operating margin	**42**	**(56)**	**6**	**(13)**	**(5)**	**-**	**4**	**-**	**-**	**-**	**(2)**	**(24)**
Other operating income and expense, net (1)	(225)	-	-	-	(8)	(25)	-	-	(4)	-	5	(257)
Operating profit/(loss)	**(183)**	**(56)**	**6**	**(13)**	**(13)**	**(25)**	**4**	**-**	**(4)**	**-**	**3**	**(281)**
Finance costs	(39)	-	-	-	-	-	(4)	-	-	(9)	6	(46)
Income from cash and cash equivalents	18	-	-	-	-	-	-	-	-	-	-	18
Finance costs, net (2)	**(21)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(9)**	**6**	**(28)**
Other financial income and expense, net (3)	10	-	-	(6)	-	-	-	-	-	-	(3)	1
Net income before taxes	**(194)**	**(56)**	**6**	**(19)**	**(13)**	**(25)**	**-**	**-**	**(4)**	**(9)**	**6**	**(308)**
Income tax expense	(125)	1	-	-	(1)	9	-	(112)	-	3	(1)	(226)
Net income before minority interests	**(319)**	**(55)**	**6**	**(19)**	**(14)**	**(16)**	**-**	**(112)**	**(4)**	**(6)**	**5**	**(534)**
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-
Net income before amortization of goodwill	**(319)**	**(55)**	**6**	**(19)**	**(14)**	**(16)**	**-**	**(112)**	**(4)**	**(6)**	**5**	**(534)**
Goodwill amortization	(40)	-	-	-	40	-	-	-	-	-	-	-
Profit/(loss) for the period	**(359)**	**(55)**	**6**	**(19)**	**26**	**(16)**	**-**	**(112)**	**(4)**	**(6)**	**5**	**(534)**

(1) Other operating income and expense, net, primarily includes:
- restructuring costs in an amount of €240 million;
- a €19 million impairment loss recorded in relation to goodwill;
- a €4 million expense relating to stock options granted;
- a €6 million gain on business disposals.

(2) Finance costs, net, primarily include:
- €20 million in interest on "OCEANE 2003" convertible bonds;
- €14 million in interest on finance leases;
- €9 million in interest on other borrowings;
- €18 million in income from short-term investments.

(3) Other financial income and expense, net, primarily includes:
- an €18 million gain on the disposal of Vertex shares,
- €9 million in interest relating to pensions and other post-retirement benefit obligations;
- €4 million in notional interest on borrowings as a result of restating the carry-back tax credit;
- a €3 million expense relating to the recognition of employee profit-sharing obligations at amortized cost in France;
- €1 million in net foreign exchange losses

G) Reconciliation between French GAAP cash flow statement and re-formatted IFRS cash flow statement, for the year ended December 31, 2004 (reclassifications)

in millions of euros	French GAAP 2004	Finance costs, net	Current and deferred taxes	Denetting of financial debt	Goodwill amortization	Advances received from customers	Other	French GAAP re-formatted into IFRS 2004	
Notes (section IV)					(D)	(J)			
Net income/(loss)	**(359)**	-	-	-	-	-	-	**(359)**	**Profit/(loss) for the year**
		-	-	-	11	-	-	11	Impairment of goodwill
Depreciation, amortization and write-downs of fixed assets	256	-	-	-	(11)	-	-	245	Depreciation, amortization and write-downs of fixed assets
Net addition to provisions (excluding current assets)	13	-	-	-	-	-	(8)	5	Net addition to provisions (excluding current assets)
		-	-	-	-	-	-	-	Unrealized gains and losses on changes in fair value
(Gains)/losses on disposals of assets	(14)	-	-	-	-	-	-	(14)	(Gains)/losses on disposals of assets
Changes in deferred taxes	140	-	(140)	-	-	-	-		
		-	-	-	-	-	-	-	Expense relating to stock options
Other	(1)	1	-	-	-	-	-	-	Other
		21	-	-	-	-	-	21	Finance costs, net
		-	129	-	-	-	-	129	Income tax expense
Cash flows from operations after net interest & income tax	**35**	**22**	**(11)**	-	-	-	**(8)**	**38**	**Cash flows from operations before finance costs, net and income tax (A)**
		-	4	-	-	-	-	4	Income tax paid (B)
Changes in accounts and notes receivable, net	101	-	-	-	-	(149)	17	(31)	Changes in accounts and notes receivable, net
Changes in accounts and notes payable, net	108	-	-	-	-	114	32	254	Changes in accounts and notes payable, net
Changes in other receivables and payables, net	81	-	7	-	-	35	(26)	97	Changes in accounts and notes payable, net
Change in operating working capital	**290**	-	**7**	-	-	-	**23**	**320**	**Change in operating working capital (C)**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**325**	**22**	-	-	-	-	**15**	**362**	**NET CASH GENERATED FROM OPERATING ACTIVITIES (D=A+B+C)**
Acquisitions of property, plant and equipment and intangible assets	(176)	-	-	-	-	-	1	(175)	Acquisitions of property, plant and equipment and intangible assets
Proceeds from disposals of property, plant and equipment and intangible assets	41	-	-	-	-	-	(18)	23	Proceeds from disposals of property, plant and equipment and intangible assets
	(135)	-	-	-	-	-	**(17)**	**(152)**	
Acquisitions of financial assets	(73)	-	-	-	-	-	-	(73)	Acquisitions of financial assets
Proceeds from disposals of financial assets	78	-	-	-	-	-	18	96	Proceeds from disposals of financial assets
	5	-	-	-	-	-	**18**	**23**	
Effect of changes in Group structure	(4)	-	-	-	-	-	-	(4)	Effect of changes in Group structure
NET CASH USED IN INVESTING ACTIVITIES	**(134)**	-	-	-	-	-	**1**	**(133)**	**NET CASH USED IN INVESTING ACTIVITIES (E)**
Increase in share capital	-	-	-	-	-	-	-	-	Increase in share capital
Net change in borrowings	(152)	-	-	234	-	-	(1)	81	Proceeds from borrowings
		-	-	(234)	-	-	-	(234)	Repayments of borrowings
		(21)	-	-	-	-	-	(21)	Finance costs, net
NET CASH USED BY FINANCING ACTIVITIES	**(152)**	**(21)**	-	-	-	-	**(1)**	**(174)**	**NET CASH USED IN FINANCING ACTIVITIES (F)**
CHANGE IN CASH AND CASH EQUIVALENTS	**39**	**1**	-	-	-	-	**15**	**55**	**NET CHANGE IN CASH AND CASH EQUIVALENTS (G=D+E+F)**
Effect of exchange rate movements and on cash and cash equivalents	3	(1)	-	-	-	-	(15)	(13)	Effect of exchange rate movements on cash cash equivalents (H)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	**1,190**	-	-	-	-	-	-	**1,190**	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (I)**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**1,232**	-	-	-	-	-	-	**1,232**	**CASH AND CASH EQUIVALENTS AT END OF YEAR (G+H+I)**

H) Reconciliation between re-formatted IFRS cash flow statement and restated IFRS cash flow statement, for the year ended December 31, 2004 (restatements)

in millions of euros	French GAAP re-formatted into IFRS format	Revenue recognition	Recognition of outsourcing contract costs	Provisions for pensions	Finance leases	Cancellation of discounting of deferred taxes	OCEANE bonds	Carry-back credit	Stock options	Amortization of goodwill	Put option on minority interests	Consolidation of Transiciel	Non cash items: leases	Other	Restated under IFRS 2004
Notes (section IV)		*(A)*	*(B)*	*(C)*	*(H)*	*(E)*	*(G)*	*(E)*	*(F)*	*(D)*	*(I)*	*(D)*			
Profit/(loss) for the year	**(359)**	**(55)**	**6**	**(19)**	**1**	**(112)**	**(6)**	**-**	**(4)**	**26**	**(2)**	**(16)**	**-**	**6**	**(534)**
Impairment of goodwill	11	-	-	-	-	-	-	-	-	-	-	-	-	8	19
Depreciation, amortization and write-downs of fixed assets	245	-	-	-	2	-	-	-	-	(27)	3	-	-	(10)	213
Net addition to provisions (excluding current assets)	5	-	-	19	-	-	-	-	-	-	-	-	-	-	24
Unrealized gains and losses on changes in fair value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on disposals of assets	(14)	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)
Expense relating to stock options	-	-	-	-	-	-	-	-	4	-	-	-	-	-	4
Other	-	-	-	-	-	-	-	-	-	-	(1)	-	-	1	-
Finance costs, net	21	-	-	-	1	-	8	4	-	-	-	-	-	(6)	28
Income tax expense	129	-	-	-	-	112	(2)	-	-	1	-	(9)	-	(5)	226
Cash flows from operations before finance costs, net and income tax (A)	**38**	**(55)**	**6**	**-**	**4**	**-**	**-**	**4**	**-**	**-**	**-**	**(25)**	**-**	**(6)**	**(34)**
Income tax paid (B)	4	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Changes in accounts and notes receivable, net	(31)	8	(8)	-	-	-	-	-	-	-	-	-	-	2	(29)
Changes in accounts and notes payable, net	254	43	-	-	-	-	-	-	-	-	-	-	-	(2)	295
Changes in other receivables and payables, net	97	-	(3)	-	-	-	2	(36)	-	-	-	25	-	(3)	82
Change in operating working capital (C)	**320**	**51**	**(11)**	**-**	**-**	**-**	**2**	**(36)**	**-**	**-**	**-**	**25**	**-**	**(3)**	**348**
NET CASH GENERATED FROM OPERATING ACTIVITIES (D=A+B+C)	**362**	**(4)**	**(5)**	**-**	**4**	**-**	**2**	**(32)**	**-**	**-**	**-**	**-**	**-**	**(9)**	**318**
Acquisitions of property, plant and equipment and intangible assets	(175)	-	5	-	(3)	-	-	-	-	-	-	-	47	1	(125)
Proceeds from disposals of property, plant and equipment and intangible assets	23	-	-	-	1	-	-	-	-	-	-	-	-	-	24
	(152)	**-**	**5**	**-**	**(2)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**47**	**1**	**(101)**
Acquisitions of financial assets	(73)	-	-	-	-	-	-	-	-	-	-	-	-	-	(73)
Proceeds from disposals of financial assets	96	-	-	-	-	-	-	-	-	-	-	-	-	-	96
	23	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**23**
Effect of changes in Group structure	(4)	-	-	-	(1)	-	-	-	-	-	-	-	-	-	(5)
NET CASH USED IN INVESTING ACTIVITIES (E)	**(133)**	**-**	**5**	**-**	**(3)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**47**	**1**	**(83)**
Increase in share capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from borrowings	81	-	-	-	-	-	6	-	-	-	-	-	(47)	3	43
Repayments of borrowings	(234)	-	-	-	-	-	-	36	-	-	-	-	-	(1)	(199)
Finance costs, net	(21)	-	-	-	(1)	-	(8)	(4)	-	-	-	-	-	6	(28)
NET CASH USED IN FINANCING ACTIVITIES (F)	**(174)**	**-**	**-**	**-**	**(1)**	**-**	**(2)**	**32**	**-**	**-**	**-**	**-**	**(47)**	**8**	**(184)**
NET CHANGE IN CASH AND CASH EQUIVALENTS (G=D+E+F)	**55**	**(4)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**51**
Effect of exchange rate movements on cash and cash equivalents (H)	(13)	4	-	-	-	-	-	-	-	-	-	-	-	-	(9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (I)	**1,190**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,190**
CASH AND CASH EQUIVALENTS AT END OF YEAR (G+H+I)	**1,232**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,232**

I) Analysis of IFRS transition relating to off-balance sheet commitments at January 1, 2004

OFF-BALANCE SHEET COMMITMENTS (in millions of euros)	French GAAP re-formatted into IFRS format	Finance leases	Restated under IFRS Jan. 1, 2004
Notes (section IV)		(H)	
Commitments received	9	-	9
Commitments given	1,343	(66)	1,277

J) Analysis of IFRS transition relating to off-balance sheet commitments at December 31, 2004

OFF-BALANCE SHEET COMMITMENTS (in millions of euros)	French GAAP re-formatted into IFRS format	Finance leases	Put options on minority interests	Restated under IFRS Dec. 31, 2004
Notes (section IV)		(H)	(I)	
Commitments received	11	-	-	11
Commitments given	1,379	(8)	(147)	1,224

IV. MAIN IMPACTS ON THE CONSOLIDATED FINANCIAL STATEMENTS AS A RESULT OF ADOPTING IAS/IFRS

A) Revenue recognition

Application of IAS 18 – "Revenue" resulted in a negative pre-tax impact of €56 million on 2004 profit and a positive impact of €12 million on equity at January 1, 2004.

The impact of IAS 18 on the Group's consolidated financial statements was mainly due to the following two effects:

Under French GAAP, revenues from outsourcing contracts were recognized based on the terms of the contract. Under IAS 18, revenues are recognized as the services are rendered. This new accounting treatment led to a €47 million decrease in 2004 revenues on the outsourcing contract signed with the U.S.-based companies TXU Energy Company LLC and TXU Electric Delivery Company (formerly named Oncor Electric Delivery Company).

Revenue recognition based on the percentage-of-completion method previously used by the Group under French GAAP for systems integration and consulting led to contract overruns being recognized more rapidly than recommended under IAS 18. As a result of adopting this standard, work-in-progress (services rendered but not yet invoiced) increased by €12 million at January 1, 2004, and €3 million at December 31, 2004, with corresponding adjustments to equity. The related impact on 2004 revenue was a negative €9 million.

B) Recognition of outsourcing contract costs

Under French GAAP, certain costs incurred in the initial phase of outsourcing contracts (transaction costs and/or costs of transformation) were either (i) expensed as incurred, (ii) capitalized and recognized over the term of the contract, with revenue recognized on a straight-line basis over the same period, or (iii) recognized as an expense and matched by revenue in accordance with the terms and conditions of the related contract. Under IFRS, a portion of these costs may be deferred when the costs relate directly to the specific contract, relate to activity on the future contract and/or will generate future economic benefits, and are recoverable.

Under French GAAP, according to the matching of revenue with expenses principle, operating costs for certain outsourcing contracts were deferred over the life of the contract. The amount of deferred costs was adjusted periodically based on forecast profit over the life of the contract. Conversely, under IFRS, operating costs may no longer be deferred and must be expensed as incurred.

These two differences resulted in a decrease in opening equity of €20 million corresponding to the neutralization of prepaid expenses at January 1, 2004, and a €6 million increase in profit related mainly to changes in 2004 prepaid expenses and the capitalization of the costs relating to the TXU contract, which were previously recognized as an expense but matched by the recognition of revenue under French GAAP (see A) above - Revenue recognition).

C) Employee benefits - pension obligations

The Group operates the following two types of pension plans:

Defined contribution plans

Defined contribution plans have been set up in the majority of European countries where the Group has operations – including France, Benelux, Germany and Central Europe, the Nordic countries, Italy, Spain and Portugal – as well as in the United States and the Asia-Pacific region.
These plans are funded by contributions paid to authorized agencies, which are booked as an expense. There are no differences between French GAAP and IFRS concerning

the accounting treatment of defined contribution plans.

Defined benefit plans

The Group operates both funded and unfunded defined benefit plans and records the related provision as a liability in the balance sheet under "Provisions for pensions and other post-retirement benefits". Funded defined benefit plans are in place in the United States, Canada, the United Kingdom, Ireland, Germany, Switzerland and France. Unfunded defined benefit plans mainly concern France, Italy, Germany and Central Europe, the Nordic countries and North America.

In the French GAAP accounts, the method used for calculating provisions for pensions and other post-retirement benefits was based on the regulations and practices in force in the countries in which the Group operates. The related liability mainly represented a portion of the difference between the projected benefit obligation and the fair value of any plan assets.

Measurement and recognition rules for pension obligations under IAS 19 – "Employee Benefits", do not differ significantly from those applied in accordance with the above-mentioned local regulations and practices, except in the case of the United Kingdom. Under UK accounting rule SSAP 24, pension obligations were discounted based on the expected long-term rate of return on plan assets. In relation to Capgemini's UK plan, this return was set at 8% for equity-invested assets at December 31, 2003. Under IAS 19, the present value of pension obligations is determined by discounting the estimated future cash outflows using interest rates of corporate bonds, representing 5.5% at end-2003. In addition, under SSAP 24, any deficit arising where the fair value of plan assets was lower than the projected benefit obligation was not immediately recognized in the balance sheet but amortized through additional contribution payments, based on the expected average remaining working lives of employees. IAS 19, however, requires this deficit to be recorded under provisions. The differences between these two accounting treatments led the Group to book an additional €267 million provision for pensions and other post-retirement benefits at January 1, 2004, which was deducted from equity.

Furthermore, using the option available on first-time adoption of IFRS, the Capgemini Group has recognized cumulative unrealized actuarial gains and losses in equity, which explains most of the residual impact at January 1, 2004. This recognition resulted in a €14 million increase in provisions for pensions and other post-retirement benefits (primarily corresponding to North America) and a €9 million reduction in equity at January 1, 2004.

Overall, application of IAS 19 – "Employee Benefits", and IFRS 1 – "First-time Adoption of International Financial Reporting Standards", led to:

- a €286 million increase in provisions for pensions and other post-retirement benefits and a €7 million increase in deferred tax assets, representing a net €279 million decrease in equity at January 1, 2004.
- an additional expense of €19 million for the year ended December 31, 2004, primarily reflecting the difference between the rates used for discounting pension obligations in the United Kingdom before and after adopting IFRS (see above).

D) Goodwill

Goodwill represents the difference between the cost of shares in a consolidated company and the Group's equity in the fair value of the underlying net assets at the date it acquired control of the company, which is generally the acquisition date.

Under French GAAP, goodwill was amortized on a straight-line basis over a period not exceeding forty years. An impairment loss was recorded when events or circumstances indicated that the net book value of goodwill was higher than its value in use on an other-than-temporary basis. Value in use was calculated using the discounted cash flows method. Under IFRS 3 – "Business Combinations", goodwill is no longer amortized. Instead, it has to be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment testing consists of comparing the carrying amount of the goodwill with its recoverable amount (corresponding to the higher of an asset's fair value less costs to sell and its value in use). Value in use is determined based on discounting future cash flows.

French GAAP allowed an enterprise to record negative goodwill as a liability in the balance sheet and to write it back to the income statement on a straight-line basis over a period not exceeding forty years, if the acquirer's interest in the net fair value of the acquiree's identifiable assets and liabilities exceeded the cost of the acquisition. IFRS 3, however, requires this excess to be recognized immediately as a gain in the income statement.

In application of IFRS 1 – "First-time Adoption of International Financial Reporting Standards", amortization carried in the balance sheet at January 1, 2004 has been deducted from the gross value of the goodwill recognized. This reclassification, which neutralized the goodwill amortization previously recognized, did not impact equity.

In the IFRS accounts, negative goodwill has been reversed against equity, resulting in a €5 million increase in opening

equity in the IFRS balance sheet at January 1, 2004. Impairment tests required under IFRS 1 were carried out at January 1, 2004 and did not give rise to any additional goodwill impairment losses at that date.

Application of IFRS 3 – "Business Combinations", primarily resulted in the following impacts on the 2004 income statement:

- Cancellation of goodwill amortization of €40 million recognized under French GAAP;
- Recognition of an €8 million impairment loss on goodwill no longer amortized under IFRS, further to impairment testing at December 31, 2004;
- Recognition of €5 million in amortization relating to intangible assets acquired in 2004. In the French GAAP accounts, these assets were classified as goodwill and amortized over the term of the related contract. Under IFRS, as said assets can be identified separately from goodwill they have been recorded as intangible assets and continue to be amortized over the term of the contract. The goodwill amortization expense previously recorded has been reclassified as an operating expense in the IFRS financial statements;
- Recognition of restructuring costs totalling €16 million net of taxes. Whereas under French GAAP the Group was able to record under goodwill a fair value adjustment arising in 2004 relating to Transiciel (acquired in December 2003), in accordance with IFRS 3, this adjustment now has to be recognized directly in the income statement.

E) Taxes

a) Deferred taxes

Deferred taxes are recorded to take into account temporary differences between the carrying amount of certain assets and liabilities and their tax basis, and tax loss carry-forwards that the Group considers recoverable.

b) Deferred tax assets arising from the acquisition of Ernst & Young consulting business in North America and deferred tax assets on tax loss carry-forwards recognized in France further to the reorganization of the Group's North American operations.

As the Group is able to amortize the difference between the price of the Ernst & Young consulting business acquired in North America and the tax basis of the assets and liabilities acquired, over a period of fifteen years for tax purposes, the related deferred taxes recorded on the acquisition were determined based on a forecast of the taxable earnings of the North American business over a fifteen-year period. These earnings were subject to visibility parameters whereby probable recoveries were covered by provisions calculated at a rate of 35% as from the sixth year and increased to 70% in the thirteenth year.

At December 31, 2004, in light of its underperforming operations in the United States, particularly in 2004, the Group decided to take account of potential tax savings over a limited period of five years.

Given that tax losses can be carried forward indefinitely and in view of the Group's forecast taxable results in France, deferred tax assets recognized in France following the restructuring of the Group's North American operations in 2002 were calculated based on a period limited to 15 years, using the same visibility parameters as initially applied for the United States business as explained above.

c) Discounting deferred taxes

In the French GAAP accounts, deferred taxes were discounted when the impact of discounting was material and the timing of their utilization could be reasonably estimated. Under IAS 12 – "Income Taxes", deferred taxes may not be discounted. This difference in accounting treatment resulted in a revaluation of net deferred tax assets, with a corresponding adjustment to equity at January 1, 2004, as well as the cancellation in the 2004 income statement of the annual impact of discounting deferred taxes.

At January 1, 2004, the cancellation of the discounting effect led to a €218 million increase in deferred tax assets, which can be analyzed as follows:

- A €104 million increase from €248 million to €352 million in relation to the net deferred tax assets recognized in the U.S. at the time of the acquisition of the Ernst & Young consulting business.
- A €114 million increase from €421 million to €535 million, for the net deferred tax assets recognized in France following the restructuring of the Group's North American operations.

At December 31, 2004, the cancellation of the discounting effect led to a €106 million increase in deferred tax assets, breaking down as follows:

- An €18 million increase from €102 million to €120 million in relation to the net deferred tax assets recognized in the U.S. at the time of the acquisition of the Ernst & Young consulting business.
- An €88 million increase from €434 million to €522 million, for the net deferred tax assets recognized in France following the restructuring of the Group's North American operations.

IFRS restatements concerning the discounting effect also led to the cancellation in the income statement of a deferred tax benefit in the amount of €112 million, breaking down as €86 million relating to the U.S. and €26 million relating to France.

d) Sale of carry-back tax credits

On June 26, 2003 and June 28, 2004, Cap Gemini S.A. sold to a credit institution for €74 million and €33 million respectively, a tax receivable of €90 million and an additional tax receivable of €39 million due from the French Treasury resulting from the election to carry back the French tax loss generated in 2002. Under the sale agreements, Capgemini S.A. undertook to compensate the buyer for any difference between the amount of the credit sold and the amount effectively recoverable from the French Treasury. This under-

taking expires on June 30, 2011.

Under French GAAP, sales of carry-back credits were recorded as sales with a guarantee. Under IFRS, this type of sale is treated as a guaranteed financing transaction. Further to an analysis of the risks and rewards related to these carry-back credits, they have been taken back onto the consolidated balance sheet at present value, with a corresponding adjustment to financial debt. As the carry-back credits correspond to long-term tax credits, they are not included when calculating net cash and cash equivalents, which in turn causes a decrease in the notional amount of net cash and cash equivalents. The related financial debt and carry-back credits should be derecognized in 2011, when the effective amount of payments due by the French Treasury in 2008 and 2009 to the buyer of the carry-back credits is known.

The carry-back credits and financial debt have been recorded at amortized cost in the consolidated balance sheet at January 1, 2004 and December 31, 2004 in amounts of €75 million and €112 million respectively, determined in accordance with the effective interest method. Until 2008 and 2009, the related notional income will be recorded as operating income with a corresponding increase in the carry-back credits. This recognition of income will be offset by notional interest expense recorded under finance costs, with a corresponding increase in financial debt.

F) Share-based payment: stock options

The Group has launched several stock option plans which allow a certain number of Group employees to purchase shares issued for this purpose, based on conditions relating to length of service and performance. The stock option plans entitle the grantees to purchase Capgemini shares for a period of five years at an exercise price set at the date of grant.

Under French GAAP, the Group did not record any related expense when the options were granted. Where the Group issued new shares on exercise of the options, the difference between the par value and the exercise price was recorded under additional paid-in capital.

IFRS measurement and recognition rules relating to stock options are described in IFRS 2 – "Share-based Payment". In accordance with this standard, stock options are measured at fair value at the date of grant, with fair value corresponding to the amount of the benefit granted to the employee. The Group uses the Black & Scholes option pricing model for measuring fair value, whereby calculations are performed based on criteria such as the exercise price of the options, the life of the options, the share price at the date of grant, the inherent volatility of the share price, and risk-free interest rates.

The fair value of the options granted is recognized in "Other operating income and expense, net" over the vesting period, with a corresponding impact in equity.

In accordance with IFRS 1 – "First-time Adoption of International Financial Reporting Standards", only stock options granted after November 7, 2002 with a vesting date after January 1, 2005, are measured and recognized in "Other operating expense". Recognition and measurement of stock options granted prior to November 7, 2002 is not required.

Application of IFRS 2 had no impact on the Group's opening IFRS equity, but it did have a €4 million negative impact on the 2004 income statement.

G) "OCEANE" bonds

On June 24, 2003, Cap Gemini S.A. issued bonds convertible and/or exchangeable into new or existing shares ("OCEANE 2003"), maturing on January 1, 2010. The effective issue and settlement date of the bonds was July 2, 2003. The terms and conditions of this issue are set out in the information memorandum approved by the AMF under the reference number n°03-607 on April 24, 2003.

In the French GAAP accounts, the bond issue was recorded under long-term financial debt at face value, representing €460 million. Interest expense for the year corresponded to actual interest paid on an annual basis, at the applicable fixed rate of 2.5%.

Under IAS 32 – "Financial Instruments: Disclosure and Presentation", and IAS 39 – "Financial Instruments: Recognition and Measurement", the following accounting treatment applies:

The liability recognized in relation to the bond issue is measured at the fair value of the bonds at the date the bond issue was set up. It is calculated by discounting the future cash outflows based on the market interest rate applicable to the Group at the date of subscription. Any issue costs are also deducted from the fair value of the bond issue.

For subsequent reporting periods, the liability is measured at amortized cost, calculated using the effective interest method. Under this method, the interest expense recorded in the income statement does not correspond to the interest actually paid but rather to the amount of the theoretical interest expense that arises as a result of applying the

effective interest rate to the carrying amount of the bonds. Applying the effective interest rate enables future cash flows to reflect the fair value of the liability component of the bonds (after deducting debt issuance costs).

The difference between the nominal value of the bonds and the fair value of the liability component as calculated above is recorded under equity.

Accounting for the "OCEANE" bonds at the date of transition to IFRS

The "OCEANE 2003" bonds were issued at an interest rate that was lower than the market rate (2.5% compared with 4.8%, respectively). Consequently, under IFRS, the original fair value of the liability component of the bond issue amounts to €395 million, after taking into account the relevant portion of debt issuance costs (€8 million for the whole "OCEANE 2003" bond issue), representing a €65 million reduction compared with the amount recorded in accordance with French GAAP.

The equity component has been recorded under equity in an amount of €57 million (after deducting the relevant portion of the debt issuance costs). The net impact on opening equity at January 1, 2004 of calculating the liability component at amortized cost was a negative €4 million before tax.

Movements during the year ended December 31, 2004

Based on an effective interest rate of 4.8% (5.1% taking into account bond issuance costs), the annual interest expense for 2004 on the "OCEANE" bonds came to €20 million, versus actual interest paid in the amount of €11 million. The income statement impact of applying IAS 39 – "Financial Instruments: Recognition and Measurement", for 2004 corresponded to an additional pre-tax expense of €9 million.

The impact on equity over the life of the bonds is neutral, as the additional expense recognized for notional interest offsets the initial impact on opening equity.

H) Finance leases

Under French GAAP, certain fixed assets were acquired under finance leases that transferred substantially all the risks and rewards incident to ownership of the asset to the Group. In these cases, the value of the leased item was restated as an asset and the present value of the obligation as a financial liability. The asset was depreciated over its economic life in accordance with Group policy and the obligation was amortized over the lease term.

The same accounting treatment is applicable to finance leases under IAS 17 – "Leases". However, the analysis carried out on the transition to IFRS identified certain leases – primarily relating to outsourcing contracts – which should be treated as finance leases rather than operating leases. These leases have been restated in the 2004 French GAAP balance sheet, and retrospectively restated in the opening IFRS balance sheet at January 1, 2004, in an amount of €65 million.

I) Put options on minority interests

The 10-year outsourcing contract signed with TXU Energy Company LLC and TXU Electric Delivery Company (formerly named Oncor Electric Delivery Company) provides for a put option in favour of the TXU group in relation to its 2.9% interest in Capgemini Energy LP and certain related assets (essentially the IT platform owned by the TXU group and used by Capgemini Energy LP for the term of the contract), for an amount of US $200 million subject to certain adjustments. This option is exercisable by the TXU group during the 10 years following the end of the contract and would bring the ownership of the Group in Capgemini Energy LP from 97.1% to 100%.

Under French GAAP, this option corresponded to an off-balance sheet commitment (see Note 21 – "Commitments received from and given to third parties" in the 2004 Reference Document). However, IAS 32 – "Financial Instruments": Disclosure and Presentation provides for recognition of a financial debt in the balance sheet.

Under IFRS the Group is considered to own 100% of the company Capgemini Energy LP at the acquisition date and the put option in favour of the TXU group is deemed exercised at that date. Therefore in the IFRS balance sheet a goodwill is recognized for €6 million and identifiable assets and liabilities of Capgemini Energy LP are recorded at fair value: intangible assets for €65 million, another long term debt for €24 million and a financial debt for €51 million.

J) Reclassification of advances received from customers

Under French GAAP, the Group presented accounts and notes receivable net of advances received from customers. Details of these two items were then disclosed in a specific note (see Note 12 of the 2004 Reference Document entitled "Accounts and notes receivable (net)"). The Group used this form of presentation to reflect the specific accounting treatment applied to long-term contracts which make up the bulk of the Group's business. As this presentation did not comply with IAS 1 – "Presentation of Financial Statements", advances received from customers have been restated in the IFRS balance sheet and reclassified under liabilities.

CAP GEMINI S.A. SUMMARIZED FINANCIAL STATEMENTS

The statutory's Auditors'reports of February 22, 2006 on the full parent company financial statements, including the notes thereto, are free from qualification. These documents are available upon request from the Company.

SUMMARIZED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

in millions of euros	2003	2004	2005
Operating revenue	136	130	162
Operating expenses	(24)	(42)	(29)
OPERATING INCOME	112	88	133
Interest income (expenses), net	(155)	(756)	(28)
Other income and expenses, net	(3)	(324)	(9)
Income tax	4	43	21
NET INCOME /(LOSSES)	(42)	(949)	173

SUMMARIZED BALANCE SHEETS

AS OF DECEMBER 31, 2003, 2004 AND 2005

in millions of euros	2003	2004	2005
ASSETS			
Non-current assets	7,036	6,251	6,013
Current assets	920	804	1,703
Other assets	9	7	81
TOTAL ASSETS	7,965	7,062	7,797
LIABILITIES AND SHAREHOLDERS'EQUITY			
Shareholders'equity	7,376	6,433	6,611
Provisions	17	10	11
Long and short term debt	476	482	1,148
Other liabilities	96	137	27
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	7,965	7,062	7,797

SUBSIDIARIES AND INVESTMENTS

in millions of euros	Capital	Other shareholders' equity (including net income for the year)	% Interest	Number of shares owned	Book Value of shares		Loans and advances granted	Guarantees given (1)	2005 Revenue	Dividends received
					Gross	Net				
SUBSIDIARIES										
Capgemini North America Inc	1	1,808	100.00%	982,000	5,509	1,241	-	-	-	-
CGS HOLDINGS Ltd	775	1	100.00%	558,777,061	721	721	-	-	-	-
Gemini Consulting Holding Ltd	0	11	100.00%	1,083	23	23	-	-	-	-
Capgemini Oldco Ltd	15	32	100.00%	1,033,938,857	801	203	-	-	-	-
Capgemini Old Ireland Ltd	0	0	100.00%	71,662	16	16	-	-	-	-
Capgemini AB (Sweden)	3	227	100.00%	24,714	352	352	4	9	-	-
Capgemini NV (Benelux)	2	166	100.00%	21,582,376	1,467	1,179	-	-	-	258
CGTMN Nederland BV	0	1	100.00%	18,000	5	5	-	-	5	-
Capgemini Deutschland Holding GmbH	92	35	94.40%	1	581	450	20	50	10	-
Capgemini Deutschland GmbH	12	62	2.90%	1	10	10	-	-	174	-
Cap Gemini Telecom Media & Networks Deutschland Gmbh	0	9	100.00%	1	16	6	37	-	27	-
Capgemini Consulting Österreich AG	0	3	100.00%	36,791	42	30	-	-	34	-
Capgemini Suisse AG	0	3	100.00%	500	39	32	-	49	43	-
Capgemini Polska Sp Z.o.o (Poland)	4	2	100.00%	129,111	24	16	1	8	24	-
Capgemini Magyarorszag Kft	0	5	100.00%	1	2	2	-	-	6	-
Capgemini France SAS	44	0	100.00%	2,845,000	487	487	-	21	138	-
Capgemimi Télécom & Media	17	27	100.00%	1,090,762	171	171	-	-	194	3
SOGETI S.A.	0	0	99.84%	619	0	0	-	-	-	-
SOGETI TRANSICIEL SAS	230	256	100.00%	45,916,400	613	613	-	-	28	-
Capgemini Italia S.p.A.	5	3	100.00%	1,038,575	475	-	9	8	70	-
Cap Gemini Telecom Media & Networks Italia S.p.A.	0	1	100.00%	20,000	14	-	-	-	22	-
Capgemini España S.L. (Sociedad Unipersonal)	10	-8	100.00%	103,935	186	122	16	-	164	-
Capgemini Portugal, Serviços de Consultoria e Informatica, SA	8	2	100.00%	1,698,842	44	44	-	-	25	-
Capgemini Asia Pacific Pte. Ltd. (Singapor)	116	-101	100.00%	227,251,000	130	82	-	-	-	-
Capgemini Australia Pty Ltd (Australia)	29	-26	100.00%	1,450,000	166	57	-	27	-	-
Capgemini Service S.A.S	2	0	100.00%	1,500,000	59	2	-	16	137	-
SCI Paris Etoile	0	2	99.99%	9,999	48	31	-	-	3	2
SCI du Château de Béhoust	0	-7	99.00%	99	0	0	-	-	0	-
Immobilière les Fontaines S.A.R.L	8	-14	99.80%	499,000	13	13	8	74	6	-
Capgemini Université SAS	0	0	100.00%	2,500	0	0	-	-	12	-
Capgemini Gouvieux SAS	0	0	100.00%	10,000	0	0	6	-	19	-
Other French Companies	nm	nm	nm	nm	3	3	nm	nm	nm	nm
Other foreign Companies	nm	nm	nm	nm	4	3	nm	nm	nm	nm

INVESTMENTS

As of December 31, 2005, investments held by Cap Gemini S.A. are not material

nm : non meaningful

The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.

(1) As of December 31, 2005, the amount of guarantees and letters of comfort granted by the Company to its subsidiaries for financial facilities amounts to 301 million euros, of which 27 million euros have been used.

Cap Gemini S.A. is at the end of the French tax group made up of 26 companies. The impact of tax consolidation in 2005 is a benefit of 21 million euros.
The book value at year end is the fair value for the group. This value is mainly calculated using discounted net cash flows adjusted by the net debt.
A depreciation is booked when the fair value represents less than the gross book value.

CHANGES ON SHAREHOLDERS'EQUITY

in millions of euros	December 31, 2004	net income appropriation 2004	Other changes	December 31, 2005
Share capital	1,051	-	2	1,053
Additional paid-in-capital	6,060	(991)	3	5,072
Legal reserve	100	-	(19)	81
Untaxed reserves	42	-	(42)	-
Other reserves	172	-	60	232
Retained earnings	(43)	42	1	-
Net income/(losses)	(949)	949	173	173
TOTAL	6,433	-	178	6,611

FIVE-YEAR FINANCIAL SUMMARY

in millions of euros	2001	2002	2003	2004	2005
I - SHARE CAPITAL YEAR-END					
Share capital	1,002	1,004	1,049	1,051	1,053
Number of common shares outstanding	125,244,256	125,479,105	131,165,349	131,383,178	131,581,978
Maximum number of future shares to be created					
- through exercise of equity warrants	10,463,754	10,951,340	10,004,465	12,289,150	13,101,800
- through conversion of convertible bonds	-	-	9,019,607	9,019,607	(1) 20,830,417
- through warrants related to Transiciel acquisition	-	-	503,602	508,600	(2) 315,790
II - OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	184	162	136	130	162
Operating revenue and financial revenue	301	248	175	876	547
Income before taxes, amortization and provisions	264	(1,523)	108	(491)	395
Income tax	64	(92)	(4)	(43)	(21)
Net income / (losses)	(1,874)	(4,135)	(42)	(949)	173
Distributed income	50	0	0	0	(3) 66
III - EARNINGS PER SHARE *(in euros)*					
Earnings after taxes, but before amortization and provisions	1.60	(11.40)	0.86	(3.41)	3.16
Net earnings	(14.96)	(32.96)	(0.32)	(7.22)	1.31
Dividend per share, net	0.40	0	0	0	(3) 0.50
IV - EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(1) Cap Gemini S.A. decided to neutralize in full the potential dilutive impact of the OCEANE bonds issued on June 24, 2003 and due January 1, 2010, through the aquisition from Société Générale in June 2005 of a call option on a number of shares equal to the underlying number of shares of this OCEANE, and with an exercise price and maturity matching those of the OCEANE.
(2) Subject to validation by the independent arbitrator as provided for by article 1.4.13.10 of the public exchange offer.
(3) Subject to approval by the Extraordinary Shareholers' Meeting of May 11, 2006.

STATUTORY AUDITORS' SPECIAL REPORT ON RELATED PARTY AGREEMENTS
(YEAR ENDED DECEMBER 31, 2005)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Cap Gemini SA, we are required to report to you on related party agreements that have come to our attention. Our responsibility does not include identifying any undisclosed agreements.

We hereby inform you that we have not been informed of any agreement governed by article L. 225-38 of the French Commercial Code (Code de commerce).

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard RASCLE

KPMG Audit
Department of KPMG S.A.

Jean-Luc DECORNOY – Frédéric QUÉLIN
Partner Partner

STATUTORY AUDITORS' SPECIAL REPORT ON THE CANCELING OF SHARES BOUGHT BACK BY THE COMPANY
(ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON MAY 11, 2006)
21ST RESOLUTION

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Cap Gemini SA and pursuant to the provisions of article L.225-209, paragraph 7 of the French Commercial Code relating to the canceling of shares bought back by the Company, we hereby present our report on the reasons and terms of the proposed capital reduction.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we review the proposed capital reduction in order to ensure whether the reasons and terms are fair.

The proposed capital reduction would take place further to the buyback of shares representing a maximum of 10% of the Company's share capital, in accordance with article L. 225-209 of the French Commercial Code. The Board of Directors is seeking an 18-month authorization by the Shareholders' Meeting for this buyback program, under the 20th resolution.

Shareholders are also asked to grant the Board of Directors full powers to cancel the shares acquired, provided that the aggregate number of shares canceled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of 24 months.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Shareholders' Meeting approving the buyback of the Company's shares.

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard RASCLE

KPMG Audit
Department of KPMG S.A.

Jean-Luc DECORNOY – Frédéric QUÉLIN
Partner Partner

STATUTORY AUDITORS' SPECIAL REPORT ON THE ISSUANCE OF SHARES AND SHARE EQUIVALENTS

(ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON MAY 11, 2006)
23RD, 24TH, 25TH AND 26TH RESOLUTIONS

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Cap Gemini SA and as required by the French Commercial Code and particularly articles L.225-135 and L.228-92, we hereby present our report on the planned issuance of shares and share equivalents, as presented in the 23rd, 24th, 25th and 26th resolutions submitted to shareholders for approval.

As described in its report, the Board of Directors is asking for authorization for a period of 26 months to carry out such transactions and set the terms and conditions thereof. Shareholders are also asked to waive their pre-emptive right to subscribe for shares and share equivalents under the 24th resolution.

1/ Issuance of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares with or without pre-emptive subscription right

The 23rd and 24th resolutions provide for the issuance on one or several occasions, respectively with or without pre-emptive subscription rights, of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments.

The total nominal amount (excluding the share premium) of capital increases that may be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million (23rd resolution) or €200 million (24th resolution). The aggregate amount of the issue of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3 billion (23rd resolution) or €1.5 billion (24th resolution).

The price of the shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares issued pursuant to the 24th resolution should be at least equal to the weighted average price for the Company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%.

Pursuant to the 25th resolution, the number of shares to be issued in connection with the 23rd and 24th resolutions may be increased if demand is high ("Greenshoe" option), under the conditions provided for by article L.225-135-1 of the French Commercial Code and within the limits set out in said resolutions.

2/ Issuance of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer or for contributions in kind

The 26th resolution provides that the Board of Directors may issue shares and/or securities, on one or several occasions, as payment for shares tendered to any public exchange offer made by the Company in France or any other country on the shares of another company traded on an organized market, or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company. These issues will be carried out within the limits provided for in the 24th resolution.

As regards shares tendered to public exchange offers, the price of shares or other securities issued pursuant to this delegation of authority will be set on the basis of applicable law.

Shares or securities issued as payment for contributions in kind may not exceed 10% of the Company's current share capital.

Existing shareholders of the Company will not have a pre-emptive right to subscribe to any shares and/or other securities issued, as the exclusive purpose of said issues is to provide pay-

ment for contributions in kind and to the holders of securities tendered to public exchange offers made by the Company.

The total amount of share issues that may be carried out pursuant to the delegations of authority given to the Board of Directors in the 23rd, 24th, 25th and 26th resolutions is set out in the 27th resolution as follows:

- the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million;
- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3 billion.

We conducted our work in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to review the methods used for determining the issue price for each issue.

Subject to the future examination of the terms and conditions of these issues, we have no comment to make on the methods used to determine the issue price of new shares, as presented in the 24th resolution.

As the issue price of new shares is to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, and pursuant to the 24th resolution, on the proposed waivers of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the March 23, 1967 decree, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard RASCLE

KPMG Audit
Department of KPMG S.A.

Jean-Luc DECORNOY – Frédéric QUÉLIN
Partner Partner

STATUTORY AUDITORS' SPECIAL REPORT ON THE ISSUE OF SHARES IN CONNECTION WITH EMPLOYEE SHARE OWNERSHIP

(ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON MAY 11, 2006)
28TH RESOLUTION

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of Cap Gemini SA and in accordance with article L.225-138 of the French Commercial Code, we hereby present our report on the planned share issues to be offered for subscription by employees who are members of a Company Savings Plan (PEE), to be set up, where applicable, by the Company or related companies within the meaning of article L.225-180 of the French Commercial Code, as submitted to shareholders for approval.

In accordance with the provisions of article L.225-129-6 of the French Commercial Code, and based on its report, the Board of Directors is inviting shareholders to grant it a 26-month authorization to approve and set the terms and conditions of any such issue in accordance with article L.443-5 of the Labor Code. The shareholders are also informed that this authorization requires that they waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

The total number of new shares offered for subscription under this authorization may not exceed 3,500,000.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to review the methods used for determining the issue price for each issue.

Subject to the future examination of the terms and conditions of these issues, we have no comment to make on the methods used to determine the issue price of new shares, as presented in the report of the Board of Directors.

As the issue price of new shares is to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the March 23, 1967 decree, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, February 22, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard RASCLE

KPMG Audit
Department of KPMG S.A.

Jean-Luc DECORNOY – Frédéric QUÉLIN
Partner Partner

TEXT OF THE DRAFT RESOLUTIONS

PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF MAY 11, 2006

I – RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First resolution

Approval of the 2005 financial statements

After hearing the following:

- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the financial statements,

the General Shareholders' Meeting approves the financial statements for the year ended December 31, 2005, which show a net profit of €173 million and therefore gives discharge to the Board of Directors for its management of Company affairs during the year.

Second resolution

Approval of the 2005 consolidated financial statements

After hearing the following:

- the Group management report for the year ended December 31, 2005 presented by the Board of Directors,
- the report of the Statutory Auditors on their audit of these consolidated financial statements,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2005, which show a net consolidated profit of €141 million.

Third resolution

Regulated agreements

After hearing the special report of the Statutory Auditors on agreements governed by article L. 225-38 of the French Commercial Code (Code de Commerce), the General Shareholders' Meeting records that no such agreement has been entered into during the past year.

Fourth resolution

Reallocation to the legal reserve of part of the amounts from the former long-term capital gains reserve

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves – to supplement the fourth resolution adopted by the Ordinary Shareholders'Meeting of May 12, 2005 that decided the transfer of the special long-term capital gains reserve account amounting to €61,345,008.61 to the "other reserves" account – to retransfer the amount of €19,564,446.76 from the "other reserves" account to the "legal reserve" account. Accordingly, the amount of the "legal reserve" account will be increased from €79,879,988.44 to €99,444,435.20.

Fifth resolution

Results appropriation and dividend

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable income for the fiscal year ended December 31, 2005 amounting to €173,440,186.21.

It resolves to appropriate this distributable income as follows:

- *To the legal reserve, which will therefore be set at €105,265,582.40, i.e. 10% of share capital at December 31, 2005, an amount of* *€5,821,147.20*
- *As a dividend, an amount of €0.50 per share, i.e.,* *€65,790,989.00*
- *With the balance being allocated to retained earnings, i.e.,* *€101,828,050.01*
- *Making a total of* *€173,440,186.21*

The dividend is accordingly set at €0.50 for each of the 131,581,978 shares making up the share capital at December 31, 2005. This dividend, that is eligible for the 40% tax rebate referred to in sub-paragraph 2° of paragraph 3 of Article 158 of the French Tax Code for individuals subject to personal income tax in France shall be distributed as from May 16, 2006. In the event that the Company were to hold some of its own shares at the time of distribution of the dividend, the amount corresponding to the dividends that are not paid in respect of these shares shall be allocated to retained earnings.

Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting records that no dividend has been distributed for the previous three fiscal years (2004, 2003 and 2002).

II – RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS'MEETING

Sixth resolution

Reduction of the length of the terms of office of the Directors from 6 to 4 years

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to reduce the length of the terms of office of the directors from 6 to 4 years, this measure being immediately applicable to the terms of office in progress as of the date hereof. As a result, the 3rd point of Article 11 of the by-laws ("Board of Directors") shall start by: "*The length of the terms of office of the directors shall be four years.*"

Seventh resolution

Reduction of the length of the terms of office of the Non-Voting Directors from 6 to 2 years

After hearing the report of the Board of Directors, the Gene-

ral Shareholders' Meeting resolves to reduce the length of the terms of office of the non-voting directors (censeurs) from 6 to 2 years, this measure being immediately applicable to the terms of office in progress as of the date hereof. As a result, the second paragraph of Article 17 of the by-laws (Non-Voting Directors) shall henceforth read as follows: *"The length of the terms of office of the Non-Voting Directors shall be two years."*

III – RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS'MEETING

Eighth resolution

Renewal of Yann Delabrière's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Yann Delabrière's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Delabrière's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Ninth resolution

Renewal of Jean-René Fourtou's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Jean-René Fourtou's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Fourtou's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Tenth resolution

Renewal of Paul Hermelin's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Paul Hermelin's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Hermelin's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Eleventh resolution

Renewal of Michel Jalabert's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Michel Jalabert's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Jalabert's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Twelfth resolution

Renewal of Serge Kampf's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Serge Kampf's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Kampf's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Thirteenth resolution

Renewal of Phil Laskawy's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Phil Laskawy's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Laskawy's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Fourteenth resolution

Renewal of Ruud van Ommeren's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Ruud van Ommeren's term of office as director, which expires as of the date hereof, for a term of four years. Mr. van Ommeren's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Fifteenth resolution

Renewal of Terry Ozan's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Terry Ozan's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Ozan's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Sixteenth resolution

Renewal of Bruno Roger's term of office as Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Bruno Roger's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Roger's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2009 financial statements.

Seventeenth resolution

Renewal of Pierre Hessler's term of office as Non-Voting Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Pierre Hessler's term of office as non-voting director, which expires as of

the date hereof, for a term of two years. Mr. Hessler's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2007 financial statements.

Eighteenth resolution

Renewal of Geoff Unwin's term of office as Non-Voting Director

The General Shareholders'Meeting approves the recommendation of the Board of Directors to renew Geoff Unwin's term of office as non-voting director, which expires as of the date hereof, for a term of two years. Mr. Unwin's term of office will therefore expire at the General Shareholders'Meeting called to approve the 2007 financial statements.

Nineteenth resolution

Directors'fees to be paid to the Board of Directors

The General Shareholders'Meeting approves the recommendation of the Board of Directors to set the total directors' fees allocated to the Board of Directors at €700,000 per fiscal year.

Twentieth resolution

Authorization to buy back shares

In accordance with the provisions of articles L. 225-209 et seq. of the French Commercial Code and European Regulation No. 2273/2003 of December 22, 2003 that came into effect on October 13, 2004, and after hearing the report presented by the Board of Directors, the General Shareholders'Meeting authorizes the Board of Directors to buy back the Company's shares on the open market.

This authorization is given to allow the Company, in decreasing order of priority:

- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF,
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares upon exercise of the rights attached thereto, in accordance with the Stock Exchange regulations,
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions,
- to award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with company stock option plans, plans involving the allocation of free shares or company savings plans,
- to possibly cancel the shares thus purchased subject to adoption of the twenty-first resolution of the Extraordinary Shareholders'Meeting to be held immediately after the Ordinary Shareholders'Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.
The share buybacks may be carried out at any time, except during the suspension periods specified in the General Regulation of the Autorité des marchés financiers.

The General Shareholders'Meeting resolves that the maximum purchase price may not exceed €60 per share and that, in accordance with the provisions of article L. 225-209 of the French Commercial Code, the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2005, corresponding to 13,158,197 shares; the total funds invested in the share buybacks may therefore not exceed €789,491,820 (€60 x 13,158,197 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

The General Shareholders'Meeting gives full powers to the Board of Directors, including the power of delegation, to use this authorization to:

- decide on the implementation of this authorization,
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the Stock Exchange regulations,
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each annual General Shareholders'Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders'Meeting and replaces the authorization given in the fifth resolution adopted by the Ordinary Shareholders'Meeting of May 12, 2005.

IV – RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS'MEETING

Twenty-first resolution

Authorization to cancel shares acquired under the buy-back program

After hearing the report of the Board of Directors and the special report of the Statutory Auditors, the General Shareholders'Meeting authorizes the Board of Directors, with the possibility of delegating such powers, to:

- cancel - in accordance with article L. 225-209 of the French Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by

the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly,

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

The General Shareholders'Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

This authorization is granted for a period of 24 months as from the date of this Shareholders'Meeting and replaces the authorization given in the ninth resolution adopted by the Extraordinary Shareholders'Meeting of May 12, 2005.

Twenty-second resolution

Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves

In accordance with articles L. 225-129-2 and L. 225-130 of the French Commercial Code, and after hearing the report of the Board of Directors, the General Shareholders'Meeting:

- authorizes the Board of Directors to decide to increase the share capital on one or several occasions by capitalizing additional paid-in capital, reserves, income or other amounts in the form of a bonus share issue or by raising the par value of existing shares,

- but decides that, within the scope of this authorization, the nominal amount of the increases in capital by capitalizing reserves may not exceed €1.5 billion.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders'Meeting and replaces the delegation of authority given in the tenth resolution adopted by the Extraordinary Shareholders'Meeting of May 12, 2005.

Twenty-third resolution

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchan¬geable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments *with* pre-emptive subscription rights

In accordance with articles L. 225-129-2 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders'Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that the shares and securities issued within the scope of this authorization are subject to the following ceilings:
  - the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction
  - the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3 billion,

- resolves that, if the Board of Directors makes use of this delegation of authority, the shareholders will have a pre-emptive right, in proportion to the amount of their shares, to subscribe for issues of shares or securities issued pursuant to this resolution, it being specified that if the subscriptions by shareholders pursuant to their priority rights pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, do not cover the total value of the share issue, the Board of Directors may notably offer all or some of the shares not subscribed to the public, pursuant to the provisions of article L. 225-134 of the French Commercial Code,

- gives powers to the Board of Directors to charge the share

issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders'Meeting and replaces the delegation of authority given in the eleventh resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

Twenty-fourth resolution

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments *without* pre-emptive subscription rights

In accordance with articles L. 225-129-2, L. 225-135 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders'Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that, within the scope of this authorization, the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law and the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- resolves to eliminate the shareholders'pre-emptive subscription right to these shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares to be issued under this delegation of authority, giving the Board of Directors the power, however, to provide for a priority right for the shareholders to subscribe for said shares pursuant to the provisions of article L. 225-135 of the French Commercial Code and to set, in such event, the period for exercising the priority right,

- resolves that the price of the shares issued, or the shares to which the securities convertible, redeemable, exchangeable or otherwise exercisable for shares which are issued in accordance with this authorization may give the right, shall be at least equal to the weighted average price for the company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%,

- gives powers to the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders'Meeting and replaces the delegation of authority given in the twelfth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

Twenty-fifth resolution

Delegation of authority to the Board of Directors to increase the amount of the issues in the scope of options for over-allocation ("Greenshoe" options)

After hearing the report of the Board of Directors, the General Shareholders'Meeting resolves that, within the scope of the issues decided based on the authorizations granted to the Board of Directors pursuant to the twenty-third and twenty-fourth resolutions above, the number of shares to be issued as provided for in the issue may be increased, if demand is high, under the conditions and within the limits provided for by article L. 225-135-1 of the French Commercial Code and its implementing decree and within the limit of the ceilings provided for in such resolutions.

Twenty-sixth resolution

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares

In accordance with articles L. 225-147, L. 225-148, L. 225-129 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders'Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to the allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company in France or any other country concerning the shares of another company traded on one of the regulated markets set out in the said article L. 225-148,

- delegates to the Board of Directors the powers required to carry out, within a limit of 10% of the Company's current share capital (subject to the specifications of the paragraph

below), an issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments, as payment for contributions in kind made to the Company composed of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, where the provisions of article L 225-148 of the French Commercial Code do not apply,

- resolves that the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law; the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free share issues during the period of validity of this delegation or authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- resolves that the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments pursuant to this authorization shall be charged against the ceilings referred to in the second point of the twenty-fourth resolution above,

- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe for any shares and/or other securities issued pursuant to this authorization; as the exclusive purpose of said issues shall be to provide payment for contributions in kind and to the holders of securities tendered to public exchange offers made by the Company,

- notes that the price of the shares and other securities issued under this authorization will be set based on the laws applicable to public exchange offers.

- gives powers to the Board of Directors, or a representative duly authorized in accordance with the law, to utilize this authorization and to charge the share issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders'Meeting and replaces the delegation of authority given in the fourteenth resolution adopted by the Extraordinary Shareholders'Meeting of May 12, 2005.

Twenty-seventh resolution

General ceiling on the delegations of authority resulting from the four previous resolutions

After hearing the report of the Board of Directors, the General Shareholders'Meeting resolves that the total amount of share issues that may be carried out pursuant to the authorizations given to the Board of Directors in the four previous resolutions (twenty-third, twenty-fourth, twenty-fifth, and twenty-sixth resolutions) shall be as follows, it being specified that this limit will not apply to capital increases by capitalizing additional paid-in capital, reserves, income or other amounts:

- the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to protect the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law, it being specified that this limit will not apply to capital increases by capitalizing additional paid-in capital, reserves, income or other amounts; In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares or granting a right to allocation of debt instruments may not exceed €3 billion.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in Company Savings Plans (PEE) to be set up at that time

In accordance with articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code and articles L. 433-1 et seq. of the French Labor Code, and after hearing the report of the Board of Directors and the special report of

the Statutory Auditors, the General Shareholders'Meeting:

- authorizes the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in Company Savings Plans (PEE) to be set up at that time, if the Board decides to use the authorizations granted in the twenty-third and twenty-fourth resolutions above as well as pursuant to the fifteenth resolution adopted by the Extraordinary Shareholders'Meeting of May 12, 2005 (stock options),

- resolves that any employee share issue carried out in accordance with this authorization may not represent more than 3,500,000 new shares,
- resolves that the issue price of the new shares, determined in accordance with the provisions of article L. 443-5 of the French Labor Code, may neither be higher than the average of the opening prices quoted for the Company's shares on the Paris Stock Exchange over the twenty trading days preceding the date of the decision by the Board of Directors or the Chief Executive Officer setting the opening date for the subscription period, nor more than 20% lower than the said average,

- notes that this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription,

- gives powers to the Board of Directors, or a representative duly authorized in accordance with the law, under the conditions and within the limits provided for above, to:
  - decide whether the shares should be directly subscribed by the employees concerned or through a corporate mutual fund (FCPE) or an employee share ownership mutual fund (SICAVAS),
  - draw up the list of beneficiaries,
  - set the opening and closing dates of the subscription period and the issue price of the shares, as well as the payment period,
  - set the number of new shares to be issued and the applicable rules in the event of oversubscription,
  - charge the share issuance costs against the related premiums,
  - and in general do whatever is necessary.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders'Meeting and replaces the delegation of authority given in the seventeenth resolution adopted by the Extraordinary Shareholders'Meeting of May 12, 2005.

Twenty-ninth resolution

Updating of the by-laws with regard to the possibility to hold Board of Directors meetings using videoconference or telecommunications facilities

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to amend point 2) of article 12 of the by-laws (Deliberations of the Board) that shall henceforth be drafted as follows:

"The Internal Regulations may provide that directors who participate in Board of Directors' meetings via videoconference or telecommunications facilities making it possible, under the conditions provided for by the regulations, for them to be identified and guaranteeing their effective participation, shall be deemed to be present for purposes of calculating the quorum and majority. However, this provision shall not apply to meetings of the Board of Directors where the agenda relates to the appointment, the compensation or the removal from office of the Chairman or the Chief Executive Officer, the basis of the Company's General Management, the closing of the annual financial statements (Company and consolidated), or the drafting of the reports and the resolutions submitted to the General Shareholders'Meetings."

Thirtieth resolution

Powers to carry out formalities

The General Shareholders'Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

OTHER INFORMATION

Company name and head office

Name: Cap Gemini

Head office: 11, rue de Tilsitt, 75017 Paris

Legal form and governing law

"Société anonyme" governed by the French Companies Act of July 24, 1966 and Decree no. 67-236 of March 23, 1967.

Date of incorporation and term

The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfill this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or more of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfill its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies win new contracts, training, research and development support, etc.,
- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

Incorporation details

The Company is registered with the Paris Companies Registry (Registre du Commerce et des Sociétés) under number 330 703 844. APE business identifier code: 741 J.

Consultation of legal documents

Documents relating to the Company, including the bylaws, the financial statements, the reports of the Board of Directors (or the Directoire, from May 24, 1996 through May 23, 2000) to the General Shareholders' Meetings, and the Statutory Auditors' reports are available for consultation at the Company's head office at 11, rue de Tilsitt, 75017 Paris.

Fiscal year

The Company's fiscal year commences on January 1 and ends on December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting also decides the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in general meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares – which may be held in either registered or bearer form – to the address indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the Meeting.

If shareholders attend general meetings in person, any proxies given by them to third parties or any votes cast by post will be cancelled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds

The Extraordinary Shareholders' Meeting of April 25, 2002 added specific disclosure obligations to the Company's bylaws. The bylaws now state that shareholders are required to notify the Company if their interest in the Company's capital or voting rights is increased to above (or reduced to below) 1% or any multiple thereof. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction will apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 added a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings.
The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right. No shares have double voting rights.
The Company's bylaws do not provide for any double voting rights, or any bonus shares. Registered and bearer shares carry one voting right each.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

SHARE CAPITAL

Amount of capital

As of December 31, 2005, the Company's capital amounted to 1,052,655,824, represented by 131,581,978 common shares with a par value of 8.
Shares may be issued in either registered or bearer form, at the shareholder's discretion.

Financial authorizations

Financial authorizations currently applicable

The Extraordinary Shareholders' Meeting of May 12, 2005 authorized the Board to issue various types of shares and share equivalents. Under the authorizations the Board may increase capital by a maximum nominal amount of €450 million (excluding capital increase through capitalization of retained earnings or reserved to employees) and carry out issues for an aggregate amount of €3 billion, subject to the following ceilings:

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiry date of authorization
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (par value)	05/12/2005	07/12/2007
Common shares and/or other securities giving access to the Company's capital or conferring entitlement to debt instruments, with PSR	450 million (par value) (1) 3 billion (2)	05/12/2005	07/12/2007
Common shares and/or other securities giving access to the Company's capital or conferring entitlement to debt instruments, without PSR (3)	300 million (par value) (1) 2 billion (2)	05/12/2005	07/12/2007
Common shares without PSR (French law on employee savings plans)	28 million (par value)	05/12/2005	11/12/2006

PSR = pre-emptive subscription rights

(1) Ceiling for increases in the Company's capital stock (par value) permissible through the issuance of shares or of securities giving access to the Company's capital.

(2) Overall ceiling for the issuance of securities giving access to the Company's capital or conferring entitlement to debt instruments.

(3) Including those issued to provide payment for shares/securities tendered to a share exchange offer initiated by the Company for shares in a company listed on a regulated market, or as payment for contributions in kind to the Company of shares and/or securities. Apart from the specific ceilings set out in the table above, capital increases carried out as payment for contributions in kind are also capped at 10% of the Company's current capital stock.

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a non transferable priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

During 2005 the Board, within the context of a delegation of authority without pre-emptive subscription rights, decided to issue bonds convertible and/or exchangeable into new or existing Cap Gemini shares (OCEANE), maturing on January 1, 2012. The effective issue and settlement date of the bonds was June 24, 2005. The total amount of the issue was 437 million, represented by 11,810,810 bonds with a nominal value of 37.

Pursuant to changes in the French securities law which entered into force on June 24, 2004 (Ordonnance no. 2004-604), only the Board of Directors may decide to proceed with or authorize an issue of bonds.

Proposed renewals to financial authorizations

At the Extraordinary Shareholders' Meeting of May 11, 2006, shareholders will be invited to replace the existing delegations of authority with new similar delegations of authority with updated validity dates. The amounts will be the same with the exception of the authorization eliminating the pre-emptive subscription right. The total nominal amount of capital increases shall therefore not be greater than 200 million (instead of 300 million) and the amount of issue of securities giving access to the Company's capital or conferring entitlement to debt instruments may not be greater than 1.5 billion (instead of 2 billion).

At the Extraordinary Shareholders' Meeting of May 11, 2006, the Board will request authorization to issue various types of shares and share equivalents. Under the authorizations the Board may increase capital by a maximum nominal amount of 450 million (excluding capital increase through capitalization of retained earnings or reserved to employees) and carry out issues for an aggregate amount of 3 billion, subject to the following ceilings:

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiry date of authorization
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (par value)	05/11/2006	07/11/2008
Common shares and/or other securities giving access to the Company's capital or conferring entitlement to debt instruments, with PSR	450 million (par value) (1) 3 billion (2)	05/11/2006	07/11/2008
Common shares and/or other securities giving access to the Company's capital or conferring entitlement to debt instruments, without PSR (3)	200 million (par value) (1) 1.5 billion (2)	05/11/2006	07/11/2008
Common shares without PSR (French law on employee savings plans)	28 million (par value)	05/11/2006	07/11/2008

PSR = pre-emptive subscription rights

(1) Ceiling for increases in the Company's capital stock (par value) permissible through the issuance of shares or of securities giving access to the Company's capital.

(2) Overall ceiling for the issuance of securities giving access to the Company's capital or conferring entitlement to debt instruments.

(3) Including those issued to provide payment for shares/securities tendered to a share exchange offer initiated by the Company for shares in a company listed on a regulated market, or as payment for contributions in kind to the Company of shares and/or securities. Apart from the specific ceilings set out in the table above, capital increases carried out as payment for contributions in kind are also capped at 10% of the Company's current capital stock.

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a non transferable priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

Pursuant to changes in the French securities law which entered into force on June 24, 2004 (Ordonnance no. 2004-604), only the Board of Directors may decide to proceed with or authorize an issue of bonds.

Share equivalents

Stock options

At the May 24, 1996, May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Directoire and the Board of Directors were given a five-year authorization in respect of the May 24, 1996 and May 23, 2000 plans, and an authorization period of 38 months in respect of the May 12, 2005 plan, to grant stock options to a certain number of Group employees on one or several occasions.

Details of the three stock option plans in force at December 31, 2005 are summarized in the table below:

Summary presentation	1996 plan (plan no. 4)	2000 plan (plan no. 5)		2005 plan (plan no. 6)
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000		May 12, 2005
Total number of stock options	6,000,000	12,000,000		6,000,000
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001	October 1, 2005
Exercise period	6 years	6 years	5 years	5 years
Exercise price as a % of the average of prices quoted for Cap Gemini shares over twenty trading days preceding the date of grant	80%	80%	100%	100%
Exercise price per share in €:				
- Minimum	144.00	139.00	21.00	30.00
- Maximum	161.00	161.00	60.00	30.00
Number of shares subscribed at December 31, 2005	1,423,465	-	243,800	-
Potential number of shares to be created on exercise of options outstanding at December 31, 2005	559,000 (1)	1,300,600 (2)	9,326,700(3)	1,915,500 (4)
Of which options held by two members of the Board of Directors	70,000	-	165,000	50,000

(1) i.e., 293,000 shares at a price of €161 and €266,000 shares at a price of €144.
(2) i.e., 776,100 shares at a price of €161 and 524,500 shares at a price of €139.
(3) i.e., 1,770,500 shares at a price of €60, 1,447,600 shares at a price of €24, 1,020,000 shares at a price of €40, 371,000 shares at a price of €31, 3,255,600 at a price of €21, and €1,462,000 at a price of €27.
(4) i.e., 1,915,500 shares at a price of €30.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

The potential number of shares to be created on exercise of options outstanding as of December 31, 2005 amounted to 13,101,800. If all of these options were exercised at December 31, 2005 – irrespective of whether the exercise price is higher than the market price – the dilutive effect would be 9.06%.

Issuance of bonds convertible into new shares and/or exchangeable for existing shares (OCEANEs)

On June 24, 2003, Cap Gemini SA issued 460 million worth of bonds convertible into new shares and/or exchangeable for existing shares maturing on January 1, 2010 (OCEANE 2003). The 9,019,607 OCEANEs created on July 2, 2003 have a nominal value of 51 each. A prospectus concerning this bond issue was approved by the Commission des Opérations de Bourse on June 24, 2003 under number
03-607.

On June 16, 2005, Cap Gemini SA issued 437 million worth of bonds convertible into new shares and/or exchangeable for existing shares, maturing on January 1, 2012 (OCEANE 2005). The 11,810,810 OCEANEs created on June 24, 2005 have a nominal value of 37 each. A prospectus concerning this bond issuance was approved by the French Financial Markets Authority (AMF) on June 16, 2005 under number 05-564.

At December 31, 2005, if these bonds were converted into new Cap Gemini shares, the dilutive impact would be 13.67%. It should however be pointed out that the potential dilutive impact of the 2005 OCEANEs would be fully neutralized if the Company exercised its options acquired on June 27, 2005.

Public exchange offer for Transiciel shares

On October 20, 2003, Cap Gemini filed a friendly public

exchange offer to acquire all of the outstanding share capital of Transiciel.

Key terms of the offer

The transaction took the form of a public exchange offer whereby Transiciel shareholders were invited by Cap Gemini to tender and exchange their shares under either of the following options:

Option 1: an exchange ratio of 1 new Cap Gemini share to be issued for every 3 Transiciel shares;
Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants granting entitlement to up to 1 new Cap Gemini share, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel group attaining certain operating performance targets over the next two years. This earn-out mechanism is described in the prospectus which was approved by the *Commission des Opérations de Bourse* under visa no.03-935 on October 29, 2003.

Provided the operating performance targets defined by the Company for the Sogeti/Transiciel group under the term "ROBA", for "résultat opérationnel brut ajusté" (adjusted gross operating income), are met, each equity warrant will entitle its holder to receive new Cap Gemini shares, representing a certain percentage of the Company's capital stock, with rights accruing as of January 1, 2006.
On the basis of the number of Cap Gemini shares issued under Option 2 of the public exchange offer, the total number of these new shares will not exceed 508,600.

As of December 31, 2005, the resulting additional purchase consideration is estimated at 11 million, i.e., 315,790 new shares (subject to validation by the independent arbitrator as provided for by article 1.4.13.10 of the Alternative Public Exchange Offer). If the maximum number of shares was issued on the exercise of warrants, the dilutive impact would be 0.24%.

Other securities giving access to the Company's capital

As of December 31, 2005, if the maximum number of potential shares was issued through the exercise of stock options, the conversion of OCEANE bonds issued in 2003 and 2005, and the exercise of equity warrants issued under the terms of the public exchange offer for Transiciel, the dilutive impact would be 20.65%.

Changes in capital

	Number of shares	Share capital *(in euros)*	Additional paid-in capital *(in euros)*
AS OF JANUARY 1, 2001	**124,305,544**	**994,444,352**	**11,784,197,914**
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group	(208,370)	(1,666,960)	(34,278,002)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,147,082	9,176,656	21,368,417
AS OF DECEMBER 31, 2001	**125,244,256**	**1,001,954,048**	**11,771,288,329**
Dividend paid out of additional paid-in capital	-	-	(50,097,702)
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Groupe	(237,352)	(1,898,816)	(18,106,308)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	472,201	3,777,608	8,653,224
AS OF DECEMBER 31, 2002	**125,479,105**	**1,003,832,840**	**11,711,737,543**
Net loss for 2002 and losses brought forward from prior year	-	-	(5,806,779,517)
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group	(41,360)	(330,880)	(1,193,207)
Increase in share capital:			
- upon the public exchange offer for Transiciel shares	5,689,304	45,514,432	156,114,502
- share issuance costs charged against the premium	-	-	(4,675,700)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	38,300	306,400	612,800
AS OF DECEMBER 31, 2003	**131,165,349**	**1,049,322,792**	**6,055,816,421**
Increase in share capital:			
- shares issued upon extension of the public exchange offer for Transiciel shares	211,129	1,689,032	5,793,380
- share issuance costs charged against the premium	-	-	(679,180)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	6,700	53,600	107,200
AS OF DECEMBER 31, 2004	**131,383,178**	**1,051,065,424**	**6,061,037,821**
Net loss for 2004 and losses for the prior year charged against additonal paid-in capital	-	-	(990,396,277)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	198,800	1,590,400	3,094,400
AS OF DECEMBER 31, 2005	**131,581,978**	**1,052,655,824**	**5,073,735,944**

Current ownership structure

The ownership structure as of December31, 2005 is presented on page 34. No shares carry double voting rights.

In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting businesses which was completed on May 23, 2000, 884 Cap Gemini shares were returned to the Company between February 23, 2005 and December 31, 2005 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. In accordance with French company law, these shares are stripped of their voting rights.

As of 31 December 2005, there were 1,518 holders of registered shares.

As far as the Company is aware, at that date no shareholder held 5% or more of the Company's capital or voting rights, either directly or indirectly, or acting in concert. During the year, Serge Kampf has notified the company he had reduced his interest to below the legal disclosure threshold of 5%.

In accordance with article 10 of the Company's bylaws, the companies listed below made the following declarations to the Company during the 2005 fiscal year:

- Société Générale Asset Management Alternative declared that it had fallen below the threshold of 1% of the Company's capital and voting rights;
- Arnhold and S. Bleichroeder Advisers, LLC declared that it had exceeded this same 1% threshold;
- UBS, AG declared that it had exceeded the threshold in respect of the Company's capital by 2%, then 3%, and finally 4%, and exceeded the threshold in respect of the Company's voting rights by 1%, then 2%, and finally 3%;
- UBS Investment Bank declared that it had exceeded the threshold of 1% of the Company's capital and voting rights;
- UBS Global Asset Management declared that it had exceeded the 1% threshold in respect of the Company's capital.

Shares held by members of the Board of Directors represent 4.8% of the Company's capital.

Changes in ownership structure over the last three years

	As of December 31, 2003			As of December 31, 2004			As of December 31, 2005		
	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights	Number of actions	% interest	% voting rights
Wendel Investissement	5,566,014	4.2	4.3	3,118,514	2.4	2.4	2,068,514	1.6	1.6
Serge Kampf	7,069,947	5.4	5.4	6,819,947	5.2	5.2	6,121,641	4.6	4.6
Paul Hermelin	140,048	0.1	0.1	140,048	0.1	0.1	140,048	0.1	0.1
Public(1) (registered and bearer shares)	118,179,863	90.1	90.2	121,292,429	92.3	92.3	123,165,891	93.6	93.7
Treasury stock	209,477	0.2	0.0	12,240	0.0	0.0	85,884	0.1	0
Own shares	–	–	–	–	–	–	–	–	–
TOTAL	131,165,349	100.0	100.0	131 383 178	100.0	100.0	131,581,978	100.0	100.0

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.

As of December 31, 2005, the Company held 884 shares returned by the former partners of Ernst & Young Consulting who had left the Group.

Based on a study carried out on September 30, 2005, the Company has 197,371 identifiable holders of bearer shares.

No shares carry double voting rights.

Shareholders' agreements

The shareholders' agreements entered into between Cap Gemini and the contributors of Ernst & Young's consulting businesses (both "consulting" and "non-consulting" partners and entities) were published by the Conseil des Marchés Financiers (CMF) on May 3, 2000 under reference no. 200C0662. These agreements set out the conditions under which all or some of the 42,737,107 new Cap Gemini shares issued in payment for the contributions made by Ernst & Young would be sold in a gradual and controlled manner over a five-year period ending in mid-2005, in order to avoid any adverse effect on the market price of Cap Gemini shares.

The Conseil des Marchés Financiers considered that the agreements between Cap Gemini and a) the partners and entities of the Ernst & Young network and b) the former partners of Ernst & Young who had become employees of the Group, did not constitute an action in concert by the signatories thereto.

The terms and conditions of disposal of Cap Gemini shares were made more flexible by an amendment to the agreements published by the CMF on April 10, 2001 under reference number 201\C\0384. This amendment modified both the volume and timetable of share disposals, but retained the original controlled sale procedure in order to minimize the effects on the share price. The amendment provided for the implementation of a procedure to regularly ask shareholders whether they intend to sell their Cap Gemini shares and created a shareholders' committee to decide when sales should be initiated, as well as the terms and conditions thereof. According to the amendment, Cap Gemini is responsible for coordinating the preparation and initiation of sales in relation to these Cap Gemini shares. These amendments do not have any effect on the provisions of the original agreements concerning the lifting of lock-up conditions.

There are no other shareholder agreements in force.

CORPORATE GOVERNANCE

For further details and to avoid repetitions, please refer to Chapter 1 of the Chairman's Report.

Board of Directors

- **Formed of:** 13 Directors

- Serge KAMPF, *Chairman*
- Daniel BERNARD
- Christian BLANC
- Yann DELABRIERE
- Jean-René FOURTOU
- Paul HERMELIN, *CEO*
- Michel JALABERT
- Phil LASKAWY
- Thierry de MONTBRIAL
- Ruud van OMMEREN
- Terry OZAN
- Bruno ROGER
- Ernest-Antoine SEILLIERE, *Vice-Chairman*

After extensive examination of their personal situations, the 8 directors whose names have been underlined were considered by the Board as being "independent".

- **Term of office:** 6 years.

The appointments of 11 out of the full 13 directors forming the current Board – whether appointed at the General Shareholders' Meeting of May 23, 2000 or having replaced, during their terms of office, a director appointed at this same General Meeting (cf. Chairman's Report, paragraph 1.1) – expire on May 11, 2006, date of the General Shareholders' Meeting. This refers to Messrs. Serge Kampf, Christian Blanc, Yann Delabrière, Jean-René Fourtou, Paul Hermelin, Michel Jalabert, Phil Laskawy, Ruud van Ommeren, Terry Ozan, Bruno Roger and Ernest-Antoine Seillière. Of the 11 current, outgoing directors, 2 decided not to renew their terms of office for personal reasons: Messrs. Christian Blanc and Ernest-Antoine Seillière. Hence, it is **proposed** at the General Shareholders' Meeting held May 11, 2006 to renew the directorships of the 9 others for a **term reduced from 6 to 4 years**. The 2 other directorships held by Messrs. Daniel Bernard and Thierry de Montbrial, appointed at the General Shareholders' Meeting of May 12, 2005 for a term of 6 years, will expire (unless the shareholders adopt the resolution to shorten directors' terms of office from 6 to 4 years, as put to the vote by the Board) at the General Shareholders' Meeting to be held in May 2011.

- **Minimum number of shares:**

Each director must personally hold at least 100 shares in the Company. Non-voting members are not subject to this obligation.

- **Meetings:**
  - 6 times a year at the registered office of the company in Paris (or at any other venue, as indicated in the invitation).
  - Attendance rate in 2005: 85% (it should be noted that the Board assembled 8 times in 2005).

Non-voting membership

- **Formed of:** 3 non-voting members
- Pierre HESSLER
- Marcel ROULET
- Geoff UNWIN

- **Term of office:** 6 years.

The offices of Messrs. Pierre Hessler and Geoff Unwin – previously directors and currently non-voting members for the remaining term of office of their predecessors, appointed at the General Shareholders' Meeting held May 23, 2000 (cf. Chairman's report – paragraph 1.2) – is due to expire at the General Shareholders' Meeting held May 11, 2006. Hence, it is **proposed** at this General Shareholders' Meeting to renew the offices of these two non-voting members for a **term reduced from 6 to 2 years**. The term of office of Mr. Marcel Roulet, appointed for a term of 6 years at the General Shareholders Meeting held May 12, 2005, will expire (unless the shareholders adopt the resolution to shorten non-voting members' terms of office from 6 to 2 years, as put to the vote by the Board) at the General Shareholders' Meeting to be held in May 2011.

Rules of Procedure

The Board has established Rules of Procedure, principally in order to lay down the breakdown of tasks between the Board itself, the Committees set up by (and within) the latter, the Chairman and the CEO. It also provides the list of obligations that directors and non-voting members shall undertake to abide by.

Specialized Committees

The general purpose of such Committees is to examine or to prepare certain resolutions involving their particular areas of expertise, to draft proposals and to transmit viewpoints or recommendations to the Board with regard to any decisions to be made. They have no decision-making authority – decisions being taken by the Board of Directors, assembled according to the requisite procedure – and may not treat subjects outside their own fields of competence. The Chairman of the Board has expressed the wish not to be appointed as a member of any Committee, leaving it to the Chairman of each Committee to invite him, as appropriate.

There are three such Committees:

- **Audit Committee**
  - Chairman: Phil Laskawy
  - Members: Daniel Bernard, Yann Delabrière, Michel Jalabert
  - Non-voting member: Marcel Roulet
  - Meetings: 5 in 2005, with an attendance rate of 91%
- **Appointments, Remunerations and Governance Committee**
  - Chairman: Ruud van Ommeren
  - Members: Christian Blanc, Thierry de Montbrial, Terry Ozan
  - Non-voting member: Pierre Hessler
  - Meetings: 6 in 2005, with an attendance rate of 85 %
- **Strategy & Investments Committee**
  - Chairman: Jean-René Fourtou
  - Members: Paul Hermelin, Bruno Roger, Ernest-Antoine Seillière
  - Non-voting member: Geoff Unwin
  - Meetings: 3 in 2005, with an attendance rate of 87%



List of Directorships and other offices held by members of the Board of Directors

Directorships and other offices held by the 13 voting members of the Board of Directors in 2005 are as follows:

	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2005 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Serge KAMPF	2000-2005	Principal office: Chairman of the Board of Directors of: • CAP GEMINI S.A Other offices : Chairman of: • Capgemini Service S.A.S. • Sogeti S.A.S. • Capgemini Suisse S.A. Director of: • Capgemini North America Inc. (U.S.A.) • SANOFI-AVENTIS S.A.	Member of the Supervisory Board and Chairman of the Selection and Remuneration Committee of: • AVENTIS
Ernest-Antoine SEILLIERE	2000-2005	Principal office: Chairman of the Supervisory Board of: • WENDEL Investissement Other offices: Chairman and Chief Executive Officer of: • STÉ LORRAINE DE PARTICIPATIONS SIDERURGIQUES SLPS Chairman of the Board of Directors of: • FIMEP S.A. • LUMINA PARENT S.A.R.L. (Luxembourg) Chairman of the Supervisory Board of: • ORANJE NASSAU GROEP B.V. (Netherlands) Vice-Chairman of the Board of Directors of: • CAP GEMINI S.A. Director of: • SOFISAMC (Switzerland) • EDITIS Member of the Supervisory Board of: • GRAS SAVOYE & CIE (S.C.A.) • HERMES INTERNATIONAL (S.C.A.) • PEUGEOT S.A. • BUREAU VERITAS S.A.	Chairman and Chief Executive Officer of: • WENDEL Investissement Chairman of the Board of Directors of: • MARINE WENDEL Chairman of the Supervisory Board of: • TRADER.COM N.V. Vice-Chairman of the Supervisory Board of: • BIOMERIEUX PIERRE FABRE Director of: • ERIDANIA BAGHIN SAY • SOCIÉTÉ GÉNÉRALE • VALEO • SOFISAMC
Daniel BERNARD	2005 -2010	Principal office: Chairman of: • PROVESTIS Other offices : Director of: • ALCATEL • SAINT-GOBAIN • CAP GEMINI S.A.	Chairman and Chief Executive Officer of: • Groupe CARREFOUR
Christian BLANC	2000-2005	Principal office: Director of: • CAP GEMINI S.A. Other offices: Director of: • COFACE • J.C. DECAUX • THOMSON	Chairman of: • MERILL LYNCH France Director of: • CARREFOUR

* At the date of the General Shareholders' Meeting held to approve the financial statments of the year ended.

	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2005 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Yann **DELABRIÈRE**	2004-2005	Principal office: **Member of the Executive Committee and Chief Financial Officer of:** • PSA PEUGEOT CITROËN Other offices: **Chairman and Chief Executive Officer of:** • BANQUE PSA FINANCE • CREDIPAR (Compagnie Générale de Crédit aux Particuliers) **Chairman of the Board of Directors of:** • PEUGEOT CITROËN ARGENTINA • PEUGEOT FINANCE INTERNATIONAL NV • PERGOLESE INVESTISSEMENTS **Director of:** • PSA INTERNATIONAL • PEUGEOT CITROËN AUTOMOBILES • AUTOMOBILES CITROËN • GEFCO • FAURECIA • CAP GEMINI S.A.	**Manager (Gérant) of:** • GIE PEUGEOT CITROËN Finance et Comptabilité (Belgium) • PSA Services S.R.L. (Italy)
Jean-René **FOURTOU**	2002-2005	Principal office: **Chairman of the Supervisory Board of:** • VIVENDI UNIVERSAL Other offices: **Chairman of the Supervisory Board of:** • GROUPE CANAL+ **Vice-Chairman and member of the Supervisory Board of:** • AXA **Member of the Supervisory Board of:** • MAROC TELECOM **Director of:** • CAP GEMINI S.A. • SANOFI-AVENTIS S.A. • AXA MILLESIMES S.A.S • NBC UNIVERSAL INC. (USA) • NESTLÉ (Switzerland) **Honorary Chairman of:** • THE INTERNATIONAL CHAMBER OF COMMERCE	**Vice-Chairman and Chief Executive Officer of:** • AVENTIS **Chairman and Chief Executive Officer of:** • VIVENDI UNIVERSAL **Director of:** • RHÔNE POULENC PHARMA • RHÔNE-POULENC AGRO Ltd • THE EQUITABLE LIFE ASSURANCE • E.A.D.S.

* At the date of the General Shareholders' Meeting held to approve the financial statments of the year ended.

	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2005 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Paul HERMELIN	2000-2005	Principal offices: **Director and Chief Executive Officer of:** • CAP GEMINI S.A. **Chairman of:** • Groupe CAPGEMINI Other offices : **Director of:** • Capgemini France S.A.S. • CAP SOGETI 2005 S.A.S. • CAP SOGETI FRANCE 2005 S.A.S. • SOGETI FRANCE 2005 S.A.S. • Capgemini North America Inc. (U.S.A.) • Capgemini Holding Inc. (USA) • Capgemini Energy GP LLC (USA) **Chief Executive Officer of:** • Capgemini Service S.A.S. **Director of:** • Capgemini America, Inc. (USA) • Capgemini US LLC (USA) • Cgs Holdings Ltd (UK) • Capgemini Australia Pty Ltd **Member of the Supervisory Board of:** • Capgemini N.V.	Nil
Michel JALABERT	2000-2005	Principal offices: **Director of:** • CAP GEMINI S.A. Other offices: None	Nil
Phil LASKAWY	2002-2005	Principal offices: **Director of:** • CAP GEMINI S.A. • GENERAL MOTORS CORPORATION Other offices: **Director of:** • HENRY SCHEIN, INC. • LOEWS CORPORATION • THE PROGRESSIVE CORPORATION	**Chairman and Chief Executive Officer of:** • ERNST & YOUNG **Director of:** • THE GOODYEAR TIRE & RUBBER Cie • HEIDRICK & STRUGGLES International, Inc
Thierry de MONTBRIAL	2005-2010	Principal offices: **Founder and Chief Executive Officer of:** • L'INSTITUT FRANÇAIS DES RELATIONS INTERNATIONALES (IFRI) Other offices: **Chairman of:** • CENTRE FRANCO-AUTRICHIEN POUR LE RAPPROCHEMENT ÉCONOMIQUE EN EUROPE **Professor of Applied Economics and International Relations at:** • CONSERVATOIRE NATIONAL DES ARTS ET METIERS **Member of:** • L'INSTITUT DE FRANCE (ACADEMIE DES SCIENCES MORALES ET POLITIQUES)	**Director of:** • la SOCIÉTÉ DU LOUVRE

* At the date of the General Shareholders' Meeting held to approve the financial statments of the year ended.

	FIRST APPOINTMENT AND EXPIRY* OF TERM OF OFFICE	OFFICES HELD IN 2005 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Ruud van OMMEREN	2000-2005	Principal office: **Director of:** • CAP GEMINI S.A. Other offices: **Chairman of the Supervisory Board of:** • CAP GEMINI N.V. • GAK ONROEREND GOED V.O.F. • DELFTS INSTRUMENTS NOV. **Member of the Supervisory Board of:** • ANWB • WILLEM VAN RIJN B.V. • KONINKLYKE GROLSCH N.V.	**Member of the Supervisory Board of:** • GTI N.V. **Member of:** • COMITÉ NATIONAL DE PROTECTION DES LIBERTÉS INDIVIDUELLES AUX PAYS-BAS
Terry OZAN	2000-2005	Principal office: **Director of:** • CAP GEMINI S.A. Other offices: **Director of:** • NOTEWORTHY MEDICAL SYSTEMS, INC. • COHESANT TECHNOLOGIES, INC. **Member of the Strategy Committee of:** • STATE INDUSTRIAL PRODUCTS	**Director of:** • KANISA Corporation
Bruno ROGER	2000-2005	Principal office: **Chairman of:** • LAZARD FRERES S.A.S. Other offices : **Chairman of:** • GLOBAL INVESTMENT BANKING **Director of:** • CAP GEMINI S.A. **Non-voting Director of:** • EURAZEO	**Member of the Supervisory Board of:** • AXA • PINAULT PRINTEMPS REDOUTE **Director of:** • COMPAGNIE DE SAINT-GOBAIN • THALÈS

* at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

As far as the Company is aware, none of the current members of the Board of Directors:
- Has been sentenced for fraud at any time during the last five years;
- Has been involved in bankruptcy, receivership or liquidation at any time during the last five years;
- Has been subject to any form of official public sanction and/or criminal liability, pronounced by a statutory or regulatory authority (including any form of professional organization, as designated);
- Has been prevented by the courts from acting as a member of a governing body, supervisory board or board of directors, or from acting for purposes of managing or leading the business of an issuer at any time during the last five years.

As far as the Company is aware, there has been no:
- Conflict of interest, among the members of the Board of Directors, between their duties towards Capgemini and their private interests and/or any other duties;
- Service contract binding the members of the Board of Directors of Cap Gemini S.A. or any of its subsidiaries whatsoever, granting any advantages at the term thereof.

DIRECTORS' INTERESTS

This information is provided in paragraph 3.9 of the Management Report presented to the Board of Directors at the Ordinary and Extraordinary Shareholders' Meeting of May 11, 2006.

Regulated agreements

No agreements within the meaning of article L.225-38 of the French Commercial Code were authorized by the Board of Directors during the year ended December 31, 2005.

Loans or guarantees given to directors of the Company

None.

EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Stock options

Stock options granted by Cap Gemini SA and exercised by the top ten employee grantees (non-directors) are:

	Number of of options granted/ shares subscribed	Weighted average exercise price *(in euros)*	Plan
Options granted to the top ten employees, during the year, by the Company and other Group companies entitled to grant options	201 000	28,01	Plan n° 5 et n° 6
Options exercised during the year by the top ten employee grantees of the Company and other Group companies entitled to grant options	76 300	24,00	Plan n° 5

GROUP MANAGEMENT STRUCTURE

The Group's operational management structure is organized through several committees:

- **The Group Executive Committee has 13 members** (1):

Paul Hermelin	Chief Executive Officer
Nicolas Dufourcq	Chief Financial Officer
Alain Donzeaud	General Secretary & Human Resources
Henk Broeders	Northern Europe & Asia-Pacific
Philippe Donche-Gay	France and TS (2) Global Coordination
Salil Parekh	North America
Antonio Schnieder	Central & Southern Europe and CS (3) Global Coordination
Luc-François Salvador	Local Professional Services (Sogeti)
Paul Spence	Outsourcing Services
Pierre-Yves Cros	Strategy
Philippe Grangeon	Communications
Patrick Nicolet	Sales
Gilles Taldu	Production and Quality

- **Other Group Directors**

Heads of Sectors:

Didier Bonnet	Telecommunication, Médias & Entertainment Sector
Stanislas Cozon	Public Sector
Bernard Helders	Manufacturing, Retail & Distribution Sector
Bertrand Lavayssière	Financial Services Sector
Colette Lewiner	Marketing and Energy & Utilities Sector

Others:

Philippe Christelle	Internal Audit
Jean-Pierre Durant des Aulnois	Operational Control

(1) The role and office of these various committees are provided in the Report of Chairman (section 3.2.1).
(2) TS : *Technology Services*
(3) CS : *Consulting Services*

PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

Statutory Auditors:

- PricewaterhouseCoopers Audit
  63, rue de Villiers, 92208 NEUILLY-SUR-SEINE,
  represented by B. RASCLE
  First appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements
- KPMG S.A.
  Les Hauts de Villiers, 2 bis, rue de Villiers
  92309 LEVALLOIS-PERRET Cedex
  represented by JL. DECORNOY and F. QUELIN
  First appointed at the Ordinary Shareholders' Meeting of April 25, 2002. Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Substitute Auditors:

- Philippe GUEGUEN
  20, rue Garibaldi, 69006 LYON,
  Substitute for PricewaterhouseCoopers Audit,
  Appointed at the Ordinary Shareholders' Meeting of May 7, 2003.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.
- Guillaume LIVET
  Les Hauts de Villiers, 2 bis, rue de Villiers
  92309 LEVALLOIS-PERRET Cedex,
  Substitute for KPMG S.A.,
  Appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Fees paid by the Group to the Statutory Auditors and members of their networks

in thousands of euros	KPMG				PWC			
	Amount		%		Amount		%	
	2005	2004	2005	2004	2005	2004	2005	2004
Audit								
Statutory and contractual audits	2,154	1,903	65 %	59 %	3,433	2,945	67 %	71 %
Other engagements	495	693	15 %	21 %	688	959	12 %	23 %
SUB-TOTAL	2,649	2,596	80 %	80 %	4,122	3,904	78 %	94 %
Other services								
Legal and tax advisory services	491	439	14 %	14 %	244	267	4 %	6 %
Informatics audit	0	26	0 %	1 %	956	0	17 %	0 %
Internal audit	0	24	0 %	1 %	0	0	0 %	0 %
Other	190	165	6 %	5 %	0	0	0 %	0 %
SUB-TOTAL	681	654	20 %	20 %	1,200	267	22 %	6 %
TOTAL	3,330	3,250	100 %	100 %	5,322	4,171	100 %	100 %

PERSON RESPONSIBLE FOR INFORMATION



Nicolas DUFOURCQ
Chief Financial Officer
11, rue de Tilsitt, 75017 PARIS
Tel.: 01 47 54 50 00

2006 PROVISIONAL FINANCIAL CALENDAR

First quarter 2006 revenue announcement:	May 3, 2006
Second quarter 2006 revenue announcement:	July 27, 2006
First half 2006 results announcement:	September 7, 2006
Third quarter 2006 revenue announcement:	November 9, 2006
Fourth quarter 2006 revenue announcement:	February 15, 2007

This provisional calendar is given for information purposes only and is subject to subsequent amendments.

DECLARATION BY THE PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT

"I hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in the registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information about the financial position and the historical accounts contained therein."

Paul Hermelin,
Chief Executive Officer

AMF

This registration document (document de référence) was filed with the Autorité des Marchés Financiers (AMF) on April 25, 2006, pursuant to article 212-13 of the AMF's General Regulations. It may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the AMF.
Copies of the registration document are available from Cap Gemini, 11 rue de Tilsitt, 75017 Paris, on the website: http://investor.capgemini.com and on the website of the AMF: www.amf-france.org.

In accordance with article 28 of European regulation no. 809/2004 of April 29, 2004, the following information is incorporated in this registration document by reference:

1. Relating to the year ended December 31, 2004:

- the management report, consolidated financial statements and Statutory Auditors' report on the consolidated financial statements, set out in the registration document filed on April 27, 2005 under no. D. 05-0562 (pages 27 to 36 and 48 to 88 respectively).
- the simplified parent company financial statements of Cap Gemini SA set out in the registration document filed on April 27, 2005 under no. D. 05-0562 (pages 89 to 91).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on April 27, 2005 under no. D. 05-0562 on page 92.

2. Relating to the year ended December 31, 2003:

- the management report, consolidated financial statements and Statutory Auditors' report on the consolidated financial statements, set out in the registration document filed on May 23, 2004 under no. D. 04-0313 (pages 20 to 26 and 36 to 71 respectively).
- the simplified parent company financial statements of Cap Gemini SA set out in the registration document filed on May 23, 2004 under no. D. 04-0313 (pages 74 to 76).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on May 23, 2004 under no. D. 04-0313 on page 73.

The information included in these two registration documents, other than that referred to above, has been replaced and/or updated where necessary, with information included in this registration document.

CROSS-REFERENCE TABLE

To facilitate reading the annual report filed as a registration document (document de référence), the table below provides the key information required under EC regulation no. 809/2004 of April 29, 2004.

N/A : Not applicable

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Exhibit 2.

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of May 11, 2006

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Cap Gemini
Ordinary and Extraordinary Shareholders' Meeting
May 11, 2006

- Notice of meeting
- Agenda
- Summary of the proposed resolutions presented by the Board of Directors
- Proposed resolutions presented by the Board of Directors
- 2005 business review
- Five-year financial summary

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of € 1,052,655,824
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, April 13, 2006

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting called on **Thursday, May 11, 2006 at 10:00 a.m.** at **Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris**.

The agenda of the Meeting will be as follows:

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Management report of the Board of Directors, presentation of the financial statements and consolidated financial statements for the year ended December 31, 2005.
- Reports by the Statutory Auditors on the financial statements for the year ended December 31, 2005 and on agreements governed by article L.225-38 of the French Commercial Code.
- Examination and approval of the 2005 financial statements.
- Examination and approval of the 2005 consolidated financial statements.
- Regulated agreements.
- Reallocation to the legal reserve of part of the amounts from the former long-term capital gains reserve.
- Results appropriation and dividend.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Reduction of the length of the terms of office of the Directors from 6 to 4 years.
- Reduction of the length of the terms of office of the Non-Voting Directors (*censeurs*) from 6 to 2 years.

ORDINARY SHAREHOLDERS' MEETING

- Renewal of the terms of office of nine Directors.
- Renewal of the terms of office of two Non-Voting Directors.
- Setting of the annual amount of Directors' fees allocated to the Board of Directors.
- Authorization to be given to the Board of Directors to buy back shares.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization to be given to the Board of Directors to cancel shares acquired under the buyback program.
- Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves.
- Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments with pre-emptive subscription rights.
- Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments without pre-emptive subscription rights.
- Delegation of authority to the Board of Directors to increase the amount of the share issues provided for in the above two items in the scope of options for over-allocation ("Greenshoe" options).
- Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares.
- General ceiling on the delegations of authority resulting from the four previous resolutions.
- Delegation of authority to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in Company Savings Plans (PEE) to be set up at that time.
- Updating of the by-laws with regard to the possibility to hold Board of Directors meetings using videoconference or telecommunications facilities.

o 0 o

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing. In return, they will be sent an admittance card.

Holders of registered shares will be entitled to attend the meeting, be represented by proxy or cast a postal vote provided that their shares are registered in an account with the Company at least five days prior to the date of the meeting.
Holders of bearer shares will be required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account preventing their sale prior to the meeting. The certificate should be deposited, at least five days prior to the meeting, at the head office or a branch of either:

- Le Crédit Lyonnais
- Lazard Frères Banque
- BNP Paribas
- IXIS Investor Services
- CACEIS - CT
- Natexis Banques Populaires
- Société Générale

All shareholders are entitled to cast postal votes.
Combined postal voting forms/forms of proxy will be sent to all holders of registered shares.
Holders of bearer shares wishing to cast a postal vote or to be represented by proxy should request the applicable form from the head office of the Company or one of the above-mentioned banks. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Caceis Corporate Trust, Assemblées Générales Centralisées, 14, rue Rouget de l'Isle, 92862 Issy-Les-Moulineaux Cedex 09 or at least five days before the meeting at one of the banks referred to above.
Holders of bearer shares should attach the above-mentioned certificate from their bank or broker to their returned postal voting forms/forms of proxy.

Shareholders who have lodged postal or proxy votes with the Company or requested an admission card may however subsequently sell all or some of their shares. In such a case, the shareholder concerned must inform the bank or broker holding their share account that any bearer shares sold are no longer held in a blocked account or that any registered shares sold are no longer recorded under their name. This notification must be received by 3 p.m. Paris time on the day before the meeting. Said notification must contain the necessary information for the Company to cancel the shareholder's attendance at the meeting or to amend the number of shares and voting rights held.

All documents to be presented at the Shareholders' Meeting in accordance with the law will be made available to shareholders at the Company's head office during the legally prescribed period.

The notice of meeting was published in the *Bulletin des Annonces Légales Obligatoires* on March 31, 2006.

The Board of Directors

SUMMARY OF THE PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third, fourth and fifth resolutions: approval of the 2005 financial statements of the Company and the Group, deliberation upon the regulated agreements referred to in the Statutory Auditors' special report and appropriation of net income, as required by law.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Sixth resolution: reduction of the length of the terms of office of the Directors from 6 to 4 years.

Seventh resolution: reduction of the length of the terms of office of the Non-Voting Directors from 6 to 2 years.

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

Eighth to sixteenth resolutions: renewal of the terms of office of nine Directors.

Seventeenth and eighteenth resolutions: renewal of the terms of office of two Non-Voting Directors.

Nineteenth resolution: setting of the annual amount of Directors' fees allocated to the Board of Directors.

Twentieth resolution: authorization to buy back the Company' s shares.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Twenty-first resolution: authorization to cancel shares bought back by the Company.

Twenty-second to twenty-sixth resolutions: delegations of authority to the Board of Directors (i) to carry out a capital increase by capitalizing reserves, (ii) to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments with or without pre-emptive subscription rights, (iii) to increase the amount of the issues in the scope of options for over-allocation and (iv) to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable of otherwise exercisable for new shares.

Twenty-seventh resolution : determination of the total amount of share issues that may be carried out pursuant to the authorizations given to the Board of Directors in the twenty-third to twenty-sixth resolutions.

Twenty-eighth resolution: authorization to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in a Company Savings Plan (PEE) to be set up at that time.

Twenty-ninth resolution: updating of the by-laws with regard to the possibility to hold Board of Directors meetings using videoconference or telecommunications facilities.

Thirtieth resolution: Powers to carry out formalities.

o 0 o

PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2005 financial statements

After hearing the following:
- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the financial statements,

the General Shareholders' Meeting approves the financial statements for the year ended December 31, 2005, which show a net profit of €173 million and therefore gives discharge to the Board of Directors for its management of Company affairs during the year.

SECOND RESOLUTION
Approval of the 2005 consolidated financial statements

After hearing the following:
- the Group management report for the year ended December 31, 2005 presented by the Board of Directors,
- the report of the Statutory Auditors on their audit of these consolidated financial statements,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2005, which show a net consolidated profit of €141 million.

THIRD RESOLUTION
Regulated agreements

After hearing the special report of the Statutory Auditors on agreements governed by article L. 225-38 of the French Commercial Code (*Code de Commerce*), the General Shareholders' Meeting records that no such agreement has been entered into during the past year.

FOURTH RESOLUTION
Reallocation to the legal reserve of part of the amounts from the former long-term capital gains reserve

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves – to supplement the fourth resolution adopted by the Ordinary Shareholders' Meeting of May 12, 2005 that decided the transfer of the special long-term capital gains reserve account amounting to €61,345,008.61 to the "other reserves" account – to retransfer the amount of €19,564,446.76 from the "other reserves" account to the "legal reserve" account. Accordingly, the amount of the legal reserve account will be increased from €79,879,988.44 to €99,444,435.20.

FIFTH RESOLUTION
Results appropriation and dividend

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable income for the fiscal year ended December 31, 2005 amounting to €173,440,186.21.

It resolves to appropriate this distributable income as follows:

• To the legal reserve, which will therefore be set at € 105,265,582.40, i.e. 10% of share capital at December 31, 2005, an amount of	€5,821,147.20
• As a dividend, an amount of €0.50 per share, *i.e.*,	€65,790,989.00
• With the balance being allocated to retained earnings, *i.e.*,	€101,828,050.01
Making a total of	€173,440,186.21

The dividend is accordingly set at €0.50 for each of the 131,581,978 shares making up the share capital at December 31, 2005. This dividend, that is eligible for the 40% tax rebate referred to in sub-paragraph 2° of paragraph 3 of Article 158 of the French Tax Code for individuals subject to personal income tax in France shall be distributed as from May 16, 2006. In the event that the Company were to hold some of its own shares at the time of distribution of the dividend, the amount corresponding to the dividends that are not paid in respect of these shares shall be allocated to retained earnings.

Pursuant to article 243 *bis* of the French General Tax Code, the General Shareholders' Meeting records that no dividend has been distributed for the previous three fiscal years (2004, 2003 and 2002).

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

SIXTH RESOLUTION

Reduction of the length of the terms of office of the Directors from 6 to 4 years

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to reduce the length of the terms of office of the directors from 6 to 4 years, this measure being immediately applicable to the terms of office in progress as of the date hereof. As a result the 3rd point of Article 11 of the by-laws ("Board of Directors") shall start by: "The length of the terms of office of the directors shall be four years."

SEVENTH RESOLUTION

Reduction of the length of the terms of office of the Non-Voting Directors from 6 to 2 years

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to reduce the length of the terms of office of the non-voting directors (*censeurs*) from 6 to 2 years, this measure being immediately applicable to the terms of office in progress as of the date hereof. As a result the second paragraph of Article 17 of the by-laws (Non-Voting Directors) shall henceforth read as follows: "The length of the terms of office of the non-voting directors shall be two years."

III RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

EIGHTH RESOLUTION

Renewal of Yann Delabrière's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Yann Delabrière's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Delabrière's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

NINTH RESOLUTION

Renewal of Jean-René Fourtou's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Jean-René Fourtou's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Fourtou's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

TENTH RESOLUTION

Renewal of Paul Hermelin's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Paul Hermelin's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Hermelin's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

ELEVENTH RESOLUTION

Renewal of Michel Jalabert's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Michel Jalabert's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Jalabert's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

TWELFTH RESOLUTION

Renewal of Serge Kampf's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Serge Kampf's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Kampf's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

THIRTEETH RESOLUTION

Renewal of Phil Laskawy's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Phil Laskawy's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Laskawy's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

FOURTEENTH RESOLUTION

Renewal of Ruud van Ommeren's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Ruud van Ommeren's term of office as director, which expires as of the date hereof, for a term of four years. Mr. van Ommeren's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

FIFTEENTH RESOLUTION
Renewal of Terry Ozan's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Terry Ozan's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Ozan's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

SIXTEENTH RESOLUTION
Renewal of Bruno Roger's term of office as Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Bruno Roger's term of office as director, which expires as of the date hereof, for a term of four years. Mr. Roger's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2009 financial statements.

SEVENTEENTH RESOLUTION
Renewal of Pierre Hessler's term of office as Non-Voting Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Pierre Hessler's term of office as non-voting director, which expires as of the date hereof, for a term of two years. Mr. Hessler's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2007 financial statements.

EIGHTEENTH RESOLUTION
Renewal of Geoff Unwin's term of office as Non-Voting Director

The General Shareholders' Meeting approves the recommendation of the Board of Directors to renew Geoff Unwin's term of office as non-voting director, which expires as of the date hereof, for a term of two years. Mr. Unwin's term of office will therefore expire at the General Shareholders' Meeting called to approve the 2007 financial statements.

NINETEENTH RESOLUTION
Directors' fees to be paid to the Board of Directors

The General Shareholders' Meeting approves the recommendation of the Board of Directors to set the total directors' fees allocated to the Board of Directors at €700,000 per fiscal year.

TWENTIETH RESOLUTION
Authorization to buy back shares

In accordance with the provisions of articles L. 225-209 *et seq.* of the French Commercial Code and European Regulation No. 2273/2003 of December 22, 2003 that came into effect on October 13, 2004, and after hearing the report presented by the Board of Directors, the General Shareholders' Meeting authorizes the Board of Directors to buy back the Company's shares on the open market.

This authorization is given to allow the Company, in decreasing order of priority:

- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF,

- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares upon exercise of the rights attached thereto, in accordance with the Stock Exchange regulations,
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions,
- to award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with company stock option plans, plans involving the allocation of free shares or company savings plans,
- to possibly cancel the shares thus purchased subject to adoption of the twenty-first resolution of the Extraordinary Shareholders' Meeting to be held immediately after the Ordinary Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in the General Regulation of the *Autorité des marches financiers*.

The General Shareholders' Meeting resolves that the maximum purchase price may not exceed €60 per share and that, in accordance with the provisions of article L. 225-209 of the French Commercial Code, the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2005, corresponding to 13,158,197 shares; the total funds invested in the share buybacks may therefore not exceed €789,491,820 (€60 x 13,158,197 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

The General Shareholders' Meetings gives full powers to the Board of Directors, including the power of delegation, to use this authorization to:
- decide on the implementation of this authorization,
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the Stock Exchange regulations,
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each annual General Shareholders' Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders' Meeting and replaces the authorization given in the fifth resolution adopted by the Ordinary Shareholders' Meeting of May 12, 2005.

IV RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

TWENTY-FIRST RESOLUTION
Authorization to cancel shares acquired under the buy-back program

After hearing the report of the Board of Directors and the special report of the Statutory Auditors, the General Shareholders' Meeting authorizes the Board of Directors, with the possibility of delegating such powers, to:

- cancel - in accordance with article L. 225-209 of the French Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly,

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

This authorization is granted for a period of 24 months as from the date of this Shareholders' Meeting and replaces the authorization given in the ninth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-SECOND RESOLUTION
Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves

In accordance with articles L. 225-129-2 and L. 225-130 of the French Commercial Code, and after hearing the report of the Board of Directors, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide to increase the share capital on one or several occasions by capitalizing additional paid-in capital, reserves, income or other amounts in the form of a bonus share issue or by raising the par value of existing shares,

- but decides that, within the scope of this authorization, the nominal amount of the increases in capital by capitalizing reserves may not exceed €1.5 billion.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the tenth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-THIRD RESOLUTION
Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments <u>with</u> pre-emptive subscription rights

In accordance with articles L. 225-129-2 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that the shares and securities issued within the scope of this authorization are subject to the following ceilings:
  - the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
  - the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3 billion,

- resolves that, if the Board of Directors makes use of this delegation of authority, the shareholders will have a pre-emptive right, in proportion to the amount of their shares, to subscribe for issues of shares or securities issued pursuant to this resolution, it being specified that if the subscriptions by shareholders pursuant to their priority rights pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, do not cover the total value of the share issue, the Board of Directors may notably offer all or some of the shares not subscribed to the public, pursuant to the provisions of article L. 225-134 of the French Commercial Code,

- gives powers to the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the eleventh resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-FOURTH RESOLUTION

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments without pre-emptive subscription rights

In accordance with articles L. 225-129-2, L. 225-135 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that, within the scope of this authorization, the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law and the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- resolves to eliminate the shareholders' pre-emptive subscription right to these shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares to be issued under this delegation of authority, giving the Board of Directors the power, however, to provide for a priority right for the shareholders to subscribe for said shares pursuant to the provisions of article L. 225-135 of the French Commercial Code and to set, in such event, the period for exercising the priority right,

- resolves that the price of the shares issued, or the shares to which the securities convertible, redeemable, exchangeable or otherwise exercisable for shares which are issued in accordance with this authorization may give the right, shall be at least equal to the weighted average price for the company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%,

- gives powers to the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twelfth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-FIFTH RESOLUTION

Delegation of authority to the Board of Directors to increase the amount of the issues in the scope of options for over-allocation ("Greenshoe" options)

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves that, within the scope of the issues decided based on the authorizations granted to the Board of Directors pursuant to the twenty-third and twenty-fourth resolutions above, the number of shares to be issued as provided for in the issue may be increased, if demand is high, under the conditions and within the limits provided for by article L. 225-135-1 of the French Commercial Code and its implementing decree and within the limit of the ceilings provided for in such resolutions.

TWENTY-SIXTH RESOLUTION

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares

In accordance with articles L. 225-147, L. 225-148, L. 225-129 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to the allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company in France or any other country concerning the shares of another company traded on one of the regulated markets set out in the said article L. 225-148,

- delegates to the Board of Directors the powers required to carry out, within a limit of 10% of the Company's current share capital (subject to the specifications of the paragraph below), an issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments, as payment for contributions in kind made to the Company composed of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, where the provisions of article L. 225-148 of the French Commercial Code do not apply,

- resolves that the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law; the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion. In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free share issues during the period of validity of this delegation or authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- resolves that the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments pursuant to this authorization shall be charged against the ceilings referred to in the second point of the twenty-fourth resolution above,

- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe for any shares and/or other securities issued pursuant to this authorization, as the exclusive purpose of said issues shall be to provide payment for contributions in kind and to the holders of securities tendered to public exchange offers made by the Company,

- notes that the price of the shares and other securities issued under this authorization will be set based on the laws applicable to public exchange offers.

- gives powers to the Board of Directors, or a representative duly authorized in accordance with the law, to utilize this authorization and to charge the share issuance costs against the related premiums.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the fourteenth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-SEVENTH RESOLUTION

General ceiling on the delegations of authority resulting from the four previous resolutions

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves that the total amount of share issues that may be carried out pursuant to the authorizations given to the Board of Directors in the four previous resolutions (twenty-third, twenty-fourth, twenty-fifth and

twenty-sixth resolutions) shall be as follows, it being specified that this limit will not apply to capital increases by capitalizing additional paid-in capital, reserves, income or other amounts:

- the total nominal amount (excluding the share premium) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €450 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to protect the rights of bearers of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law, it being specified that this limit will not apply to capital increases by capitalizing additional paid-in capital, reserves, income or other amounts; In the case of a share issue by capitalizing additional paid-in capital, reserves, income or other amounts by allocating free shares during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares or granting a right to allocation of debt instruments may not exceed €3 billion.

TWENTY-EIGHTH RESOLUTION

Delegation of authority to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in Company Savings Plans (PEE) to be set up at that time

In accordance with articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code and articles L. 433-1 *et seq.* of the French Labor Code, and after hearing the report of the Board of Directors and the special report of the Statutory Auditors, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in Company Savings Plans (PEE) to be set up at that time, if the Board decides to use the authorizations granted in the twenty-third and twenty-fourth resolutions above as well as pursuant to the fifteenth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005 (stock options),

- resolves that any employee share issue carried out in accordance with this authorization may not represent more than 3,500,000 new shares,

- resolves that the issue price of the new shares, determined in accordance with the provisions of article L. 443-5 of the French Labor Code, may neither be higher than the average of the opening prices quoted for the Company's shares on the Paris Stock Exchange over the twenty trading days preceding the date of the decision by the Board of Directors or the Chief Executive Officer setting the opening date for the subscription period, nor more than 20% lower than the said average,

- notes that this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription,

- gives powers to the Board of Directors, or a representative duly authorized in accordance with the law, under the conditions and within the limits provided for above, to:
  - decide whether the shares should be directly subscribed by the employees concerned or through a corporate mutual fund (FCPE) or an employee share ownership mutual fund (SICAVAS),
  - draw up the list of beneficiaries,
  - set the opening and closing dates of the subscription period and the issue price of the shares, as well as the payment period,
  - set the number of new shares to be issued and the applicable rules in the event of oversubscription,

- charge the share issuance costs against the related premiums,
- and in general do whatever is necessary.

This delegation of authority is granted for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the seventeenth resolution adopted by the Extraordinary Shareholders' Meeting of May 12, 2005.

TWENTY-NINTH RESOLUTION

Updating of the by-laws with regard to the possibility to hold Board of Directors meetings using videoconference or telecommunications facilities

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves to amend point 2) of article 12 of the by-laws (Deliberations of the Board) that shall henceforth be drafted as follows:

> "2) The Internal Regulations may provide that directors who participate in Board of Directors' meetings via videoconference or telecommunications facilities making it possible, under the conditions provided for by the regulations, for them to be identified and guaranteeing their effective participation, shall be deemed to be present for purposes of calculating the quorum and majority. However, this provision shall not apply to meetings of the Board of Directors where the agenda relates to the appointment, the compensation or the removal from office of the Chairman or the Chief Executive Officer, the basis of the Company's General Management, the closing of the annual financial statements (Company and consolidated), or the drafting of the reports and the resolutions submitted to the General Shareholders' Meetings."

THIRTIETH RESOLUTION

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

o 0 o

2005 BUSINESS REVIEW

- **General Comments**

After a drawn-out recession, 2005 witnessed the return of moderate growth in demand for Consulting, Technology and Local Professional Services, thereby curbing the downward trend in prices over recent years. While this upturn had already begun in North America, 2005 saw it extend to Europe.

a) Operations by region: Against this positive background, Capgemini Group's growth significantly outperformed the market due to the coming on-stream of several major Outsourcing contracts. Revenue in 2005 was up 11.5% on the previous year, representing an increase of 15% on a like-for-like basis. Growth was particularly robust in the first half, at 21.6%, and 9.7% in the second half.

Business in the **United Kingdom** grew 36.1% on a like-for-like basis, making it the top-performing region in terms of revenue and accounting for 25% of the Group total. This sharp increase is partly attributable to the Outsourcing contract with Her Majesty's Revenue and Customs (HMRC, formerly the Inland Revenue), a prime example of the fact that in addition to their contribution to Group stability through their recurrent nature, these major Outsourcing contracts offer opportunities to develop the Group's other businesses by providing add-on Consulting and Technology services. These other businesses also witnessed significant growth which resulted in enhanced staff utilization rates and an improvement in the sales prices for these services.

France accounted for 24% of total Group revenue, making it the second largest of the Group's major "regions". In 2005, against a background of overall price stability, it posted revenue growth of 12.6% on the back of the Schneider contract's startup phase despite a slowdown in Outsourcing activities outside of the major contracts. Here again, improved general market conditions resulted in better use of available resources, particularly in Local Professional Services. Another noteworthy point was the year-on-year headcount increase of more than 1,200.

Accounting for 14% of total Group revenue, the **Benelux** region recorded 11.5% growth in 2005, with an improvement in key indicators in the Consulting, Technology and Local Professional Services segments and a marginal slowdown in Outsourcing Services due to the completion of several contracts during the year.

The **Nordic region**, which accounts for 6% of total Group revenue, also witnessed an upsurge, climbing 15.7% like-for-like but only 6.2% based on published figures, due to the sale of the Swedish and Norwegian infrastructure management activities in late 2004. The recovery in the region also paved the way for a significant improvement in staff utilization rates, combined with a modest increase in the sales prices of our services.

Central Europe (Germany, Switzerland, Austria and the Eastern European countries) contributed 6% of revenue, posting strong growth of 9.2% on a like-for-like basis, although the sale of the Group's interest in IS Energy led to a 7.1% fall in revenues based on published figures. As with the above-mentioned zones, the strong upturn in Consulting and Technology services drove both an increase in headcount and an improved staff utilization rate.

Southern Europe (Italy, Spain and Portugal), accounting for 4.5% of total Group revenue, experienced a difficult year with Spain and Portugal up a modest 5.5% and Italian operations in stagnation.

The **Asia-Pacific** region now accounts for only 1% of total Group revenue after a 13.1% like-for-like drop in revenue due to the completion of a major project. The disposal of activities in Singapore, Malaysia and Japan changes this figure to a drop of 21.5% once the currency effect and the impact of changes in scope are added back in. In contrast, the Group's activity in India underwent vigorous expansion, with the headcount leaping from less than 2,000 to over 3,500 in one year. However, the full effect of this growth is not reflected in the region's results since India is a production center, and revenue is recognized for the region that ordered the services. On a related note, the Group has continued to roll out the Rightshore™ strategy by developing production centers in Poland and China, where headcounts more than doubled in 2005.

North America, with nearly 20% of total Group revenues, also experienced significant like-for-like growth of 5.2% which exactly offset the reduction in the Group's scope of consolidation following the sale of its Healthcare activity in June 2005. The ramp-up of the TXU contract and the solid performance of Sogeti offset the still significant downturn in the Consulting and Technology businesses which came in 7.2% below the year-earlier figure. It should be noted in this regard that the Group launched the Booster turnaround plan at the beginning of 2005, comprising three key initiatives:

- implementing a simplified operating structure based around five regional entities;
- drastically cutting costs in order to achieve a significant reduction in the breakeven point, while maintaining the capacity to react to a return to growth; and
- refocusing management culture around the key values of pragmatism, accountability and operating efficiency.

Implementing this plan naturally did not have an instantaneous effect and the first half of 2005 still witnessed a fall in headcount at production centers, either through layoffs or voluntary redundancies. However, the new operating model and the determined turnaround effort applied to this segment of Group activities resulted in a strong recovery in sales, leading to an improvement in the staff utilization rate and a reduction in contract overruns. As a consequence, revenues and orders picked up significantly in the second half, with a notable acceleration in the fourth quarter.

b) Operations by business segment: Outsourcing experienced marked growth of 32.9% while the Group's other business segments increased overall by only 6.4%. But the real picture is somewhat different: in fact, as was noted earlier, major Outsourcing contracts very often generate add-on services that involve Consulting and Technology activities. When the share of these other activities included in Outsourcing is reallocated to these segments, real growth for outsourcing amounts to 18% whereas other activities increase by 13.6%.

c) Headcount: The Group's average headcount advanced by 2,347 (4.1%) and at December 31, 2005 surpassed 61,000 for the first time in the Group's history. The net increase compared to December 31, 2004 is 1,712, reflecting:

- 15,165 additions consisting of:
  - 14,453 new hires;
  - 712 transfers by our clients under Outsourcing contracts signed with the Group.

- and 13,453 departures broken down as:
  - 9,237 voluntary redundancies;
  - 1,415 transfers outside the Group further to the sale of certain business operations;
  - 2,801 layoffs.

Excluding sales and acquisitions of activities, Group headcount therefore increased by 200 people per month in 2005.

d) Order book: in 2004, the Group took €10.4 billion in orders, including two contracts, with TXU and Schneider, which alone amounted to €4 billion. No contracts of this magnitude were signed in 2005 and at December 31, 2005, total orders taken for the year amounted to €6,831 million, approximately the same amount as the previous year, excluding the major contracts.

A number of flagship contracts were agreed during the year. These included an Outsourcing contract signed with the London Metropolitan Police Service, Sogeti's contract with Airbus for the management of its Unix systems, a contract with Swansea town council (UK) for a combination of Outsourcing and project management services, and a framework agreement with the telecommunications operator TDC (Denmark). The year was also notable for the accelerated expansion of our BPO (Business Process Outsourcing) activity, boosted by the signing of a number of major contracts, in particular with Danfoss (Denmark), Telekurs (Switzerland) and Bombardier (Canada).

e) Profitability: Significant progress was made in improving the operating margin during 2005. Restated according to IFRS, the Group had a negative operating margin of €24 million in 2004 (-0.4% of revenue); it posted a positive figure of €225 million in 2005 (3.2% of revenue). This improvement was particularly pronounced in the second half of the year when the operation margin reached 4.7%.

Several factors contributed to this improvement, chief among them was the tight rein on selling and general and administrative expenses. Down by €200 million compared to last year's figure, these costs still amount to 19.5% of revenues but were as high as 24.8% in 2004.

The turnaround of the Consulting and Technology activities in North America launched in 2005 also contributed to the year's improved results. Although these segments again turned in heavy losses for first-half 2005, they edged towards the operational breakeven point in the second half. This encouraging result was compounded by the return to growth in revenue and orders mentioned above.

Restructuring costs, particularly those incurred during the implementation of the Booster turnaround plan in North America, took a toll on operating profit. These costs were reduced by a third compared to the previous year (€164 million compared to €240 million in 2004) and moreover were fully offset by the proceeds on the sales of the Healthcare activities in North America, the Consulting activities in Japan and the Group's interest in IS Energy in Germany (€166 million).

In total, the Group generated a €141 million profit for the year. This improvement in profitability was matched by major cash flows. As we will see further on, the Group's net cash and cash equivalents climbed from €285 million at end-2004 to €904 million one year later, i.e. an increase of €619 million, of which one-third (€194 million) was attributable to the sales of business operations mentioned earlier.

- **Comments on Cap Gemini Group's consolidated financial statements**

As the consolidated financial statements for fiscal year 2005 were prepared according to international accounting standards as described in *Note 1 – Accounting Rules and Policies*, the comparative data for fiscal year 2004 were restated according to the same standards. Consolidated financial statements prepared under French GAAP for fiscal years 2004 and 2003 may be consulted from page 46 onwards in the 2004 "Reference Document".

Highlights of Capgemini **consolidated** financials are:

- **Consolidated revenue** amounted to €6,954 million for the year ended December 31, 2005, a rise of 11.5% once the currency effect and changes in scope are factored in, and a rise of 15% like-for-like.

- **Operating expenses** jumped 8% to €6,729 million, compared to €6,233 million in the 2004 accounts and 7.5% after restatement under IFRS.

  An analysis of **costs by type** reveals:

  - an increase in payroll costs (wages and salaries, payroll taxes and travel expenses) that is exactly equal to the increase in average headcount (4.1%). At €4,484 million, it represents 64.5% of revenues compared to 68.5% in 2004, even though the share of variable compensation accounted for in 2005 is higher than in 2004. This is due to the fact that headcount reductions were particularly prevalent in North America, a high labor-cost region, while the bulk of new hires were in India where salaries are much lower. It should also be noted that travel expenses, which remained stable in absolute terms, have represented a constantly diminishing share of revenues for the last five years (from 7.1% in 2001, they are only 4.4% in 2005);
  - a 25.8% jump in "Purchases and sub-contracting" due mainly to the fact that by commissioning partners in our major Outsourcing contracts, we are able to offer a comprehensive service to our clients; but as the main contractor, we recognize all the revenue even though we only carry out a portion of the related services and correspondingly assume all of the costs related to these services;
  - a 16.3% reduction in the rental costs for our offices around the world reflecting the major efforts undertaken over the recent years to streamline the Group's property portfolio.

  The **analytical breakdown** confirms what was mentioned earlier, i.e. that the improvement in operating margin essentially stems from the major cut in selling, general and administrative expenses, which still accounts for 19.5% of revenue but represented 24.8% in 2004 (and 31.1% in 2002!).

  The service cost – corresponding to the costs incurred during the execution by the Group of client projects – outstripped revenue growth to end the year at 77.3% of revenue in 2005, compared with 75.6% in 2004. This development is the direct result of commissioning partners or sub-contractors to help execute major Outsourcing contracts. This is particularly true in the case of HMRC (or the Inland Revenue) where the portion attributable to our partners Fujitsu and BT amounts to a total of one-third of the revenue from the client in 2005. Based on an analysis of this item excluding the major Outsourcing contracts (HMRC, TXU, Schneider), the service cost fell slightly compared to the previous year (from 73.4% to 73.6%), although this is largely explained by the fact that 2004 costs were reduced by the very modest level of variable compensation actually paid, with the variance from the normal level representing about 1% of revenues. The Group therefore recorded modest but genuine progress in output cost control.

- **Operating margin** came in at €225 million compared with a negative €24 million in 2004 (a margin of 3.2% in 2005 versus -0.4% in 2004), with profitability accelerating through the year from 1.8% in the first half to 4.7% in the second half. Performance across the geographical regions remains very uneven, since despite Sogeti's strong performance, North America still posted a small loss for the year while on the other side of the Atlantic, Benelux turned in the Group's best performance with a margin of 10.6%. With regard to North America, the margin notably turned positive again (2.8%) in the second half. This near five percentage point improvement in operating margin is to the credit of the new team in place since last autumn and suggests a long-term return to solid profitability in the future.

- **Other operating income and expense** was still negative by €11 million in 2005, although this had amounted to €257 million in 2004. The dramatic improvement essentially reflects:

  - restructuring costs of €164 million compared to €240 million in 2004. Half of these costs are related to headcount reductions in North America, France and the Nordic countries; the other half concerns the cost of streamlining the property portfolio in North America.
  - €166 million in proceeds realized by the Group during 2005 from the sale of (i) its Healthcare activity in North America to Accenture (€123 million), (ii) 95% of its interest in the subsidiary Capgemini Japan to NTT Data Corporation (€28 million), and (iii) its 25.22% stake in Germany-based IS Energy to E.ON (€15 million);
  - €5 million in income on the disposal of the Group's lease financing contract on its property at Behoust, which housed the Group University until the opening of the new Fontaines site at Gouvieux near Chantilly in 2003;
  - conversely, a €12 million expense relating to the granting of shares and stock options and a €6 million expense in connection with goodwill impairment in the Netherlands and the UK.

- **Operating profit** stood at €214 million in 2005 compared to a loss of €281 million in 2004, a turnaround totaling nearly €500 million.

- The Company still had **finance costs** of €38 million in 2005 compared to €27 million in 2004 despite the spectacular improvement in net cash and cash equivalents, whose effects are only reflected in "finance costs, net". This item shows a slight improvement from a negative €28 million in 2004 to a negative €24 million in 2005, due to the fact that the carrying cost of €5 million related to the convertible bond issued in June 2005 (i.e. the variance between the interest expense recorded in the income statement and the investment income from the funds raised by the bond issuance) was more than offset by the investment income from the cash and cash equivalents generated during the fiscal year. The year-on-year deterioration in finance costs is therefore mainly attributable to "Other financial income and expense, net" due to the fact that this item did not include any proceeds from the sale of interests in other companies, in contrast to 2004 where proceeds from the sale of its stake in Vertax amounted to €18 million.

- **Income tax expense** stood at €35 million, compared to €226 million in 2004, and mainly represented income tax payable on profits of €21 million, notably in the Netherlands, Germany, Central Europe, and India and standard minimum income taxes of €11 million, paid mainly in North America and Italy. The deferred tax expense of €1 million can be broken down as follows:
  - the expense arising in France from the utilization of deferred tax assets on tax loss carry-forwards, resulting in an expense of €33 million which was more than offset by the adjustment of deferred tax assets amounting to €36 million,
  - in the rest of the world, the utilization of deferred tax assets on tax loss carry-forwards, mainly offset by the recognition of additional net deferred income tax assets on temporary differences, notably in Canada.

- **Net profit attributable to equity holders of the parent** (operating profit reduced by finance costs and by income tax expense) is therefore €141 million compared to a loss of €534 million in 2004, i.e. a year-on-year switch of €675 million. The diluted loss per share of €4.02 based on 132,789,755 shares in 2004 was transformed into diluted earnings per share of €1.06 for a total of 138,472,266 shares including the impact of the potential shares related to the OCEANE bonds issued in 2005.

- **Net consolidated cash and cash equivalents** amounted to €904 million on December 31, 2005, compared with €285 million at the 2004 year-end.

- **Comments on the Cap Gemini S.A. financial statements**

Salient figures are:

➢ The Company's **operating revenue** for the year ended amounted to €162 million (including €160 million in royalties received from subsidiaries) compared with €130 million for 2004 (including €126 million in royalties). This increase in operating revenue for 2005 was attributable to the Group methodology user royalties billed to the new Sogeti Transiciel sub-group, in addition to the increase in the Group's revenue.

➢ **Operating income** came in at €133 million compared to the year-earlier figure of €88 million. The improved performance stems from the cumulative effect of increased royalties and a reduction of approximately €13 million in expenditures, particularly in advertising.

➢ **Net interest income** stood at €28 million, compared to substantial net interest expense the previous year following the recognition of provisions for impairment in value of investments in several subsidiaries and affiliates. This result reflects:

- €263 million in dividend income, of which nearly the entire amount (€258 million) corresponds to an exceptional dividend paid by our Dutch subsidiary Capgemini NV following the reorganization of Sogeti in the Benelux region;
- €322 million in additions to the provision for the impairment of interests held in certain subsidiaries (in the Netherlands, UK, and Italy), partially counterbalanced by €76 million in reversals from provisions following the liquidation of the New Zealand subsidiary and the restructuring of our telecoms activities in Spain and the UK; and
- €11 million in financial income on cash investments net of the financial expense incurred with respect to the Company's debt.

➢ The Company once again had **net other expense** of €9 million (compared with other expense of €324 million in 2004), chiefly due to the expense recognized with respect to internal reorganization operations during the year.

➢ After accounting for a tax benefit of €21 million (€43 million in 2004), **the Company posted a profit** of €173 million, compared with a €949 million loss in 2004.

The Board of Directors has noted that the 2004 Ordinary Shareholders' Meeting adopted a resolution that decided the transfer of the special long-term capital gains reserve account to the "other reserves" account. The Board of Directors now recommends retransferring from the "other reserves" account to the legal reserve the amount of €19,564,446.76, which corresponds to the fraction of the legal reserve funded during previous fiscal years with respect to the special long-term capital gains reserve account, thereby increasing this reserve to €99,444,435.20.

The Board of Directors recommends, as a sign of Cap Gemini's return to profitability and the Board's confidence in the future of the Group, departing from the traditional practice of distributing to shareholders one-third of the profit for the year and instead distributing one-half. As the consolidated profit amounts to €141 million, if this recommendation is accepted it would result in the payment to each of the 131,581,978 shares making up the share capital at December 31, 2005 of a **dividend of €0.50**, for a total amount of €65,790,989, representing close to 47% of Group profit.
As the income distributable by the parent company amounts to €173,440,186.21, the balance would be allocated to:

- the legal reserve in the amount of €5,821,147.20 (in addition to the €19,564,446.76 previously reallocated), bringing the total legal reserve to 105,265,582.40 and thereby entirely funded;

- the remaining amount of €101,828,050.01 to retained earnings.

The dividend would be paid from a date that the Board of Directors recommends, setting at May 16, 2006. This dividend will be eligible for the 40% tax rebate referred to in sub-paragraph 2° of paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Moreover, pursuant to article 243 *bis* of the French General Tax Code, the General Shareholders' Meeting is reminded that no dividend has been distributed for the previous three fiscal years (2004, 2003 and 2002).

- **2006 outlook**

Basing its budget on assumptions that combine sustained growth in demand and price stability, Capgemini Group has set the following priorities for 2006:

- reinforcing its leading position in Europe particularly by repositioning its offering toward higher added-value services (such as services-oriented architectures) and greater use of the Group's Rightshore™ resources,
- continuing to improve the profitability of its American activities,
- attaining greater profitability from Outsourcing.

The strong upturn witnessed in the second half of 2005 should enable the Group to achieve 6% to 7% growth in revenue on a like-for-like basis in 2006 and a significantly higher operating margin than that attained in 2005.

o 0 o

FIVE-YEAR FINANCIAL SUMMARY

thousand of euros)	2001	2002	2003	2004	2005
HARE CAPITAL AT YEAR-END					
re capital	1 001 954	1 003 833	1 049 323	1 051 065	1 052 656
nber of common shares outstanding	125 244 256	125 479 105	131 165 349	131 383 178	131 581 978
ximum number of future shares to be created :					
- through exercise of equity warrants	10 463 754	10 951 340	10 004 465	12 289 150	13 101 800
- through conversion of convertible bonds	-	-	9 019 607	9 019 607	(1) 20 830 417
- through warrants related to Transiciel acquisition	-	-	503 602	508 600	(2) 315 790
PERATIONS AND RESULTS OF THE CURRENT YEAR					
erating revenue	183 565	161 566	135 966	129 798	162 321
erating revenue and financial revenue	300 563	248 051	174 595	875 502	547 112
ome before taxes, amortization and provisions	264 066	(1 522 824)	107 909	(491 441)	394 551
ome tax	63 811	(91 990)	(4 554)	(42 758)	(21 501)
income / (losses)	(1 873 798)	(4 135 355)	(41 682)	(948 715)	173 440
tributed income	50 002	0	0	0	(3)
EARNINGS PER SHARE (in euros)					
nings after taxes,					
before amortization and provisions	1,60	(11,40)	0,86	(3,42)	3,16
earnings	(14,96)	(32,96)	(0,32)	(7,22)	1,32
idend per share, net	0,40	0	0	0	(3,00)
EMPLOYEE DATA					
erage number of employee during the year	-	-	-	-	-
al payroll	-	-	-	-	-
al benefits	-	-	-	-	-

Cap Gemini SA decided to neutralize in full the potential dilutive impact of the OCEANE bonds issued on June 24, 2003 and due January 1, 2010, through the acquisition from Société Générale in June 2005 of a call option on a number of shares equal to the underlying number of shares of this OCEANE, and with an exercise price and maturity matching those of the OCEANE.

Subject to validation by the independent arbitrator as provided for by article 1.4.13.10 of the public exchange offer.

Subject to approval by the Extraordinary Shareholders' Meeting of May 11, 2006.

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Exhibit 3.

Proxy Voting Form

A. ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholders' meeting and request an admission card: date and sign at the bottom of the form.*

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société Anonyme au capital de 1 052 655 824 €
Siège social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLÉE GÉNÉRALE MIXTE DU 11 MAI 2006

COMBINED GENERAL MEETING ON MAY 11th, 2006

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* [VS / *single vote*; VD / *double vote*]; Porteur / *Bearer*

Nombre de voix / *Number of voting rights :*

☐ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) – *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote AGAINST or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/*No* Abst/*Abs*		Oui *Yes*	Non/*No* Abst/*Abs*
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf...* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against)*.......... ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... ☐ pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

<u>dater et signer au bas du formulaire, sans rien remplir</u>

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

<u>date and sign at the bottom of the form without completing it</u>

cf. au verso renvoi (2) - *See reverse (2)*

☐ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf renvoi (2) au verso) pour me représenter à l'assemblée

/ I HEREBY APPOINT** (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

<u>ATTENTION</u> : S'il s'agit de titres au <u>porteur</u>, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, <u>dans les délais prévus</u>, par l'établissement financier qui tient votre compte de titres.
***<u>CAUTION</u>:** concerning <u>bearer</u> shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian <u>within the prescribed period</u>.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) – *See reverse (1)*

Pour être pris en considération, ce formulaire doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1e convocation / *on 1st notification*	sur 2e convocation / *on 2nd notification*
à la BANQUE / *to the Bank*	5 mai 2006	
à la société / *to the Company*	8 mai 2006	

Date & Signature

A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités.

- voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)
- donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)
- donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc...), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art.131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) ART. L 225-107 du Code de Commerce (extrait) :
Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

- Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :
  - **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
    - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
    - soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
  - **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
    - de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR À UNE PERSONNE DÉNOMMÉE

(2) ART. L 225-106 du Code de Commerce (extrait) :
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.
Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de Surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

*Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote*.
In this case check box B on the front of the form and choose one of the three possibilities:
- use the postal voting form (tick the appropriate box,date and sign below)
- give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in)
- give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).

WHICHEVER OPTION IS USED, the shareholder's signature is necessary

(1) The shareholder should write his/her exact name and address in capital letters in the space provided: if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian), please specify your full name and the capacity in which you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3-§3 of March 23, 1967 Law).

POSTAL VOTING FORM

(3) ART. L. 225-107 du Code de Commerce (extract): "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid."
Only the forms received by the Company before the Meeting: within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are demmed to vote against.
If you wish to use the postal voting form, you must tick the bos on the front of the document: "I VOTE BY POST".
In such event, please comply with the following instructions:

For the resolutions proposed or agreed by the Board you can:
- either vote "for" for all the resolutions by leaving the boxes blank.
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can:
- vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, abstention, or proxy to another shareholder), by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) ART. L. 225-106 du Code de Commerce (extract): "A shareholder can have himself/herself represented by another or by his/her spouse."
Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting, the Chairman of the Board of Directors or the Executive Board may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71 required the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the Company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the Chairman of the Meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions is in the notification of the meeting which is sent with this proxy (Article D. 133). Please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (Article D. 133-8). **The French version of this document governs: The English translation is for convenience only.**
NB: If any information included in this form is used for a computer file, it is protected by the previsions of Law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.

Exhibit 4.

Request for Documents and Information

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

Société Anonyme au capital de 1.052.655.824 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du jeudi 11 mai 2006

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle...

Adresse complète...
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures...
- ☐ nominatives administrées chez (1)...
- ☐ au porteur, inscrites en compte chez (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée ci-dessus mentionnée et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le...................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of EUR 1,052,655,824
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION
attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on **Thursday, May 11, 2006**

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the Meeting up to the fifth day before that Meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in article 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

THE FORM SHOULD BE RETURNED TO: **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss..

Full address..
....

Owner of ....

- ☐ registered shares..
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the above Meeting and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

Exhibit 5.

Notice to the *Autorité des Marchés Financiers* of May 18, 2006 regarding the declaration of the total number of voting rights amounting to 131,596,186 as of the Shareholders' Meeting of May 11, 2006

Philippe Hennequin

De: Philippe Hennequin [philippe.hennequin@capgemini.com]

Envoyé: jeudi 18 mai 2006 12:44

À: Florence Priouret (AMF)

Objet: Cap Gemini SA - AG du 11 mai 2006 / Droits de vote

Madame,

En application de l'article L233-8 du Code de Commerce, nous vous prions de bien vouloir trouver en annexe la **déclaration du nombre total de droits de vote de la Société Cap Gemini SA le 11 mai 2006**, date de tenue de l'Assemblée Générale Ordinaire annuelle.

Veuillez agréer, Madame, l'expression de nos sentiments distingués.

Philippe Hennequin | **Capgemini** | Paris
11, rue de Tilsitt 75017 Paris
Directeur Juridique Corporate
T. +33 1 47 54 50 83 | Fax +33 1 42 27 45 65
E-mail: philippe.hennequin@capgemini.com

Join the Collaborative Business Experience

DECLARATION DU NOMBRE TOTAL DE DROITS DE VOTE

Effectuée en application des articles L 233-8 et suivants du Code de Commerce

Coordonnées de la personne chargée de suivre le présent dossier :	Hennequin Philippe Tél. : 01 47 54 50 83 Fax : 01 42 27 45 65 E-mail : philippe.hennequin@capgemini.com
Société déclarante :	Cap Gemini 11, rue de Tilsitt 75017 Paris Premier marché de la Bourse de Paris
Nombre total d'actions composant le capital de la société déclarante :	131 650 228
Nombre total de droits de vote de la société déclarante :	131 596 186

Nombres constatés le 11 mai 2006, date de l'Assemblée Générale Ordinaire annuelle.

Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux.

L'Assemblée Générale Extraordinaire du 25 avril 2002 a introduit dans les statuts une obligation d'information de la Société en cas de détention d'une fraction du capital ou des droits de vote inférieure à celle du vingtième prévue par la loi.
Le seuil de participation à partir duquel naît l'obligation d'information est fixé à 1 % et à chacun de ses multiples, tant à la hausse qu'à la baisse.

Fait à Paris, le 18 mai 2006

Philippe Hennequin
Directeur Juridique Corporate

Exhibit 6.

BALO Notice of May 24, 2006 regarding the declaration of the total number of voting rights amounting to 131,596,186

AVIS DIVERS

CAP GEMINI

Société Anonyme au capital de 1 052 655 824 €.
Siège social 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Droits de vote.

En application de l'article L 233-8 du Code de Commerce, la Société informe ses actionnaires que le nombre total de droits de vote existant le 11 mai 2006, date de tenue de l'Assemblée Générale Ordinaire annuelle, était de 131 596 186.

0607529

Exhibit 7.

BALO Notice of March 31, 2006 giving Notice and Agenda of the Ordinary and Extraordinary Shareholders' Meeting of May 11, 2006

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société anonyme au capital de 1 052 655 824 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Avis de reunion valant avis de convocation

Mmes et MM les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte pour le jeudi 11 mai 2006 à 10 heures, au Pavillon Gabriel, 5 avenue Gabriel à Paris (8e), à l'effet de délibérer sur l'ordre du jour et sur les projets de résolutions suivants :

Ordre du jour.

Assemblée à caractère ordinaire :
— Rapport de gestion du conseil d'administration, présentation des comptes sociaux et des comptes consolidés de l'exercice clos le 31 décembre 2005 ;
— Rapports de MM. les commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2005 et sur les conventions visées à l'article L.225-38 du Code de commerce ;
— Examen et approbation des comptes sociaux de l'exercice 2005 ;
— Examen et approbation des comptes consolidés de l'exercice 2005 ;
— Conventions réglementées ;
— Réaffectation à la réserve légale d'une partie des sommes provenant de l'ancienne réserve des plus-values à long terme ;
— Affectation du résultat de l'exercice et dividende.

Assemblée à caractère extraordinaire :
— Réduction de 6 à 4 ans de la durée des mandats des administrateurs ;
— Réduction de 6 à 2 ans de la durée des mandats des censeurs ;

Assemblée à caractère ordinaire :
— Renouvellement du mandat de neuf administrateurs ;
— Renouvellement du mandat de deux censeurs ;
— Fixation du montant annuel des jetons de présence alloués au conseil d'administration ;
— Autorisation à donner au conseil d'administration à l'effet de faire racheter par la Société ses propres actions.

Assemblée à caractère extraordinaire :
— Autorisation à consentir au conseil d'administration en vue d'annuler les actions rachetées par la société ;
— Délégation de compétence à consentir au conseil d'administration en vue d'augmenter le capital social par incorporation de réserves ;
— Délégation de compétence à consentir au conseil d'administration en vue d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance avec droit préférentiel de souscription des actionnaires ;
— Délégation de compétence à consentir au conseil d'administration en vue d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance sans droit préférentiel de souscription des actionnaires ;
— Délégation de compétence à consentir au conseil d'administration en vue d'augmenter le montant des émissions mentionnées aux deux points précédents dans le cadre d'options de surallocation ;
— Délégation de compétence à consentir au conseil d'administration en vue d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange initiée par la Société ou d'apports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital ;
— Plafond général des délégations de compétence conférées en vertu des quatre points précédents ;
— Délégation de compétence à consentir au conseil d'administration en vue de réaliser une augmentation de capital réservée aux adhérents de Plans d'Epargne d'Entreprise du groupe à créer le cas échéant ;
– Mise à jour des statuts concernant la tenue de réunions du conseil d'administration par des moyens de visioconférence ou de télécommunication.

Projets de resolutions

I. Résolutions à caractère ordinaire :

Première résolution (Approbation des comptes sociaux de l'exercice 2005). —L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance :
— du rapport de gestion présenté par le conseil d'administration ;
— et du rapport général de MM. les commissaires aux comptes sur l'exécution de leur mission ;
approuve les comptes sociaux de l'exercice clos le 31 décembre 2005 qui se soldent par un bénéfice net de 173 millons d'euros et en conséquence donne quitus au conseil d'administration pour sa gestion des affaires de la société au cours dudit exercice.

Deuxième résolution (Approbation des comptes consolidés de l'exercice 2005).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance :
— du rapport présenté par le conseil d'administration sur la gestion du groupe au cours de l'exercice écoulé ;
— et du rapport de MM. les commissaires aux comptes sur ces comptes ;
approuve les comptes consolidés de l'exercice clos le 31 décembre 2005 qui se soldent par un bénéfice net part du groupe de 141 millions d'euros.

Troisième résolution (Conventions réglementées). — L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport spécial des commissaires aux comptes, prend acte qu'aucune convention visée à l'article L.225-38 du Code de commerce n'a été conclue au cours de l'exercice écoulé.

Quatrième résolution (Réaffectation à la réserve légale d'une partie des sommes provenant de l'ancienne réserve des plus-values à long terme). — L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport du conseil d'administration, décide - en complément de la quatrième résolution à caractère ordinaire adoptée par l'assemblée générale Mixte du 12 mai 2005 ayant décidé le transfert de la réserve spéciale des plus-values à long terme s'élevant à 61 345 008,61 euros au compte "autres réserves" - de retransférer la somme de 19 564 446,76 euros du compte "autres réserves" au compte "réserve légale". En conséquence, le montant de la réserve légale est porté de 79 879 988,44 euros à 99 444 435,20 euros.

Cinquième résolution (Affectation du résultat et dividende).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, approuve les propositions du conseil d'administration relatives à l'affectation du bénéfice distribuable de l'exercice clos le 31 décembre 2005 qui s'élève à 173 440 186,21 euros.

Elle décide d'affecter comme suit ce bénéfice distribuable :

- A la réserve légale, qui sera ainsi portée à 105 265 582,40 euros, soit 10 % du capital social au 31 décembre 2005, une somme de	5 821 147,20 euros
- A titre de dividende, une somme de 0,50 euro par action, soit	65 790 989,00 euros
- Au report à nouveau, le solde, soit	101 828 050,01 euros
ce qui fait bien au total	173 440 186,21 euros

En conséquence, le dividende est fixé à 0,50 euro pour chacune des 131 581 978 actions composant le capital social au 31 décembre 2005. Ce dividende, éligible à la réfaction de 40 % mentionnée au 2° du 3 de l'article 158 du Code général des impôts pour les personnes physiques imposables à l'impôt sur le revenu en France, sera mis en paiement à compter du 16 mai 2006. Au cas où, lors de la mise en paiement du dividende, la société détiendrait certaines de ses propres actions, la somme correspondant aux dividendes non versés à ces actions sera affectée au compte report à nouveau.

En application de l'article 243 bis du Code général des impôts, l'assemblée générale prend acte qu'il n'a pas été distribué de dividende au titre des trois exercices précédents (2004, 2003 et 2002).

II. Résolutions à caractère extraordinaire :

Sixième résolution (Réduction de 6 à 4 ans de la durée des mandats des administrateurs).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport du conseil d'administration - décide de réduire de 6 ans à 4 ans la durée des mandats des administrateurs, cette mesure s'appliquant immédiatement aux mandats en cours à la date de la présente assemblée. En conséquence, le 3ème point de l'article 11 des statuts ("conseil d'administration") commence par la phrase : "La durée des fonctions des administrateurs est fixée à quatre années."

Septième résolution (Réduction de 6 à 2 ans de la durée des mandats des censeurs). — L'assemblée générale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport du conseil d'administration, décide de réduire de 6 ans à 2 ans la durée des mandats des censeurs, cette mesure s'appliquant immédiatement aux mandats en cours à la date de la présente assemblée.
En conséquence, le 2ème alinéa de l'article 17 des statuts (collège de censeurs) est désormais rédigé ainsi : "La durée des fonctions des censeurs est fixée à deux années".

III. Résolutions à caractère ordinaire :

Huitième résolution (Renouvellement du mandat d'administrateur de Monsieur Yann Delabrière). — Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Yann Delabrière arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Neuvième résolution (Renouvellement du mandat d'administrateur de Monsieur Jean-René Fourtou).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires - renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Jean-René Fourtou arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Dixième résolution (Renouvellement du mandat d'administrateur de Monsieur Paul Hermelin).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Paul Hermelin arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Onzième résolution (Renouvellement du mandat d'administrateur de Monsieur Michel Jalabert).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Michel Jalabert arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Douzième résolution (Renouvellement du mandat d'administrateur de Monsieur Serge Kampf).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Serge Kampf arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Treizième résolution (Renouvellement du mandat d'administrateur de Monsieur Phil Laskawy).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Phil Laskawy arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Quatorzième résolution (Renouvellement du mandat d'administrateur de Monsieur Ruud van Ommeren).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Ruud van Ommeren arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Quinzième résolution (Renouvellement du mandat d'administrateur de Monsieur Terry Ozan).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Terry Ozan arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Seizième résolution (Renouvellement du mandat d'administrateur de Monsieur Bruno Roger).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de quatre années le mandat d'administrateur de Monsieur Bruno Roger arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2009.

Dix-septième résolution (Renouvellement du mandat de censeur de Monsieur Pierre Hessler).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de deux années le mandat de censeur de Monsieur Pierre Hessler arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2007.

Dix-huitième résolution (Renouvellement du mandat de censeur de Monsieur Geoff Unwin).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, renouvelle pour une durée de deux années le mandat de censeur de Monsieur Geoff Unwin arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2007.

Dix-neuvième résolution (Jetons de présence au conseil d'administration).— Sur proposition du conseil d'administration, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, fixe à 700 000 euros par exercice le montant total des jetons de présence alloués au conseil d'administration.

Vingtième résolution (Autorisation d'un programme de rachat d'actions).— Conformément aux dispositions des articles L.225-209 et suivants du Code de commerce et du règlement européen n° 2273/2003 du 22 décembre 2003 entré en vigueur le 13 octobre 2004, l'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport présenté par le conseil d'administration, autorise le conseil d'administration à faire acheter par la Société ses propres actions.
Cette autorisation est donnée pour permettre à la Société de procéder par ordre de priorité décroissant à :
— l'animation du marché secondaire ou la liquidité de l'action par un prestataire de service d'investissement au travers d'un contrat de liquidité conforme à la charte de déontologie reconnue par l'AMF ;
— l'attribution des actions ainsi acquises aux titulaires de valeurs mobilières donnant accès au capital de la société lors de l'exercice qu'ils feront des droits attachés à ces titres, et ce conformément à la réglementation boursière en vigueur ;
— l'achat d'actions pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe ;
— l'attribution des actions ainsi acquises à des salariés et mandataires sociaux (dans les conditions et selon les modalités prévues par la loi) notamment dans le cadre d'un régime d'options d'achat d'actions, de celui d'attributions gratuites d'actions ou de celui d'un plan d'épargne d'entreprise ;
— l'annulation éventuelle des actions acquises, sous réserve de l'adoption de la vingt-et-unième résolution à caractère extraordinaire figurant à l'ordre du jour de l'assemblée générale de ce jour.

Les opérations ci-dessus décrites pourront être effectuées par tout moyen compatible avec la loi et la réglementation en vigueur, y compris par l'utilisation d'instruments financiers dérivés et par acquisition ou cession de blocs.

Ces opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par le règlement général de l'Autorité des marchés financiers.

L'assemblée générale décide que le prix maximum d'achat ne pourra excéder 60 euros par action et fixe, conformément à l'article L 225-209 du Code de commerce, le nombre maximum d'actions pouvant être acquises au titre de la présente résolution à 10 % du capital de la Société arrêté au 31 décembre 2005, ce qui correspond à 13 158 197 actions : le montant total consacré à ces acquisitions ne pourra donc pas dépasser 789 491 820 euros (60 euros x 13 158 197 actions).

En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité de la présente autorisation ainsi qu'en cas de division ou de regroupement des actions, le prix unitaire maximum ci-dessus visé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce que sera ce nombre après l'opération.

L'assemblée générale confère au conseil d'administration, avec faculté de délégation dans les conditions prévues par la loi, tous les pouvoirs nécessaires à l'effet :
— de décider la mise en oeuvre de la présente autorisation ;
— de passer tous ordres de bourse, conclure tous accords en vue, notamment, de la tenue des registres d'achats et de ventes d'actions, conformément à la réglementation boursière en vigueur ;
— d'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.

Le conseil d'administration informera les actionnaires réunis en assemblée ordinaire annuelle de toutes les opérations réalisées en application de la présente résolution.

La présente autorisation est consentie pour une durée de 18 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la cinquième résolution à caractère ordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

IV. Résolutions à caractère extraordinaire :

Vingt-et-unième résolution (Autorisation d'annulation d'actions rachetées).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration, avec faculté de délégation, à :
— annuler - conformément aux dispositions de l'Article L.225-209 du Code de commerce - en une ou plusieurs fois, sur sa seule décision, tout ou partie des actions propres détenues par la société, dans la limite de 10% du capital par période de vingt-quatre mois et à réduire corrélativement le capital social ;
— imputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour réaliser la ou les opérations autorisées en vertu de la présente résolution, modifier les statuts et accomplir les formalités requises.

La présente autorisation est consentie pour une période de 24 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la neuvième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-deuxième résolution (Délégation de compétence consentie au conseil d'administration en vue d'augmenter le capital par incorporation de réserves).— Conformément aux dispositions des articles L 225-129-2 et L 225-130 du Code de commerce, l'assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport du conseil d'administration :
— délègue au conseil d'administration la compétence de décider une ou plusieurs augmentations du capital social par voie d'incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes ;
— mais décide que dans le cadre de la présente délégation, le montant nominal des augmentations de capital par incorporation de réserves ne pourra être supérieur à 1,5 milliard d'euros.

La présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la dixième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-troisieme résolution (Délégation de compétence consentie au conseil d'administration en vue d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance avec maintien du droit préférentiel de souscription).— Conformément aux dispositions des articles L 225-129-2 et L 228-92 du Code de commerce, l'assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :
— délègue au conseil d'administration la compétence de décider en une ou plusieurs fois l'émission, tant en France qu'à l'étranger, d'actions ordinaires nouvelles de la société et/ou de toutes valeurs mobilières donnant accès par tous moyens, immédiatement et/ou à terme, à des actions ordinaires de la société ou donnant droit à l'attribution de titres de créance de la Société, ces valeurs mobilières pouvant être libellées soit en euros, soit en monnaies étrangères, soit en unité monétaire quelconque établie par référence à plusieurs monnaies, ;
— décide que les émissions décidées dans le cadre de la présente délégation devront respecter les plafonds suivants :
- le montant nominal total (hors prime d'émission) des augmentations de capital susceptibles d'être ainsi réalisées par voie d'émission d'actions ou de valeurs mobilières donnant accès au capital ne pourra être supérieur à 450 millions d'euros, montant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité de la présente délégation de compétence, le montant nominal total (hors prime d'émission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après l'opération et ce qu'était ce nombre avant l'opération,
- le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra être supérieur à 3 milliards d'euros,
— décide qu'en cas d'utilisation de la présente délégation par le conseil d'administration, les actionnaires auront, proportionnellement au montant de leurs actions, un droit préférentiel de souscription aux émissions d'actions ordinaires ou de valeurs mobilières émises en vertu de la présente résolution, étant précisé que si les souscriptions irréductibles et le cas échéant à titre réductible n'ont pas absorbé la totalité d'une émission, le conseil d'administration pourra utiliser l'une ou l'autre des facultés prévues à l'article L 225-134 du Code de commerce et notamment offrir au public tout ou partie des titres non souscrits ;
— donne pouvoir au conseil d'administration d'imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations.

La présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la onzième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-quatrième résolution (Délégation de compétence consentie au conseil d'administration en vue d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance avec suppression du droit préférentiel de souscription).— Conformément aux dispositions des articles L 225-129-2, L 225-135 et L 228-92 du Code de commerce, l'assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du Conseil d'Administration et du rapport spécial des commissaires aux comptes :
— délègue au conseil d'administration la compétence de décider en une ou plusieurs fois l'émission, tant en France qu'à l'étranger, d'actions ordinaires nouvelles de la société et/ou de toutes valeurs mobilières donnant accès par tous moyens, immédiatement et/ou à terme, à des actions ordinaires de la société ou donnant droit à l'attribution de titres de créance de la société, ces valeurs mobilières pouvant être libellées soit en euros, soit en monnaies étrangères, soit en unité monétaire quelconque établie par référence à plusieurs monnaies ;
— décide que dans le cadre de la présente délégation, le montant nominal total (hors prime d'émission) des augmentations de capital social susceptibles d'être réalisées par voie d'émission d'actions ou de valeurs mobilières donnant accès au capital ne pourra être supérieur à 200 millions d'euros, montant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital, et que le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra dépasser 1,5 milliard d'euros. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité de la présente délégation de compétence, le montant nominal total (hors prime d'émission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après l'opération et ce qu'était ce nombre avant l'opération,

— décide de supprimer le droit préférentiel de souscription des actionnaires à ces actions et valeurs mobilières qui seront émises en application de la présente délégation en conférant, toutefois, au conseil d'administration le pouvoir d'instituer au profit des actionnaires un droit de priorité pour les souscrire en application des dispositions de l'article L 225-135 du Code de commerce et de fixer, dans cette hypothèse, le délai d'exercice du droit de priorité ;
— décide que le prix des actions ordinaires émises ou auxquelles sont susceptibles de donner droit les valeurs mobilières émises en vertu de la présente délégation devra être au moins égal à la moyenne pondérée des cours des trois séances de bourse précédant sa fixation, éventuellement diminuée d'une décote maximale de 5 % ;
— donne pouvoir au conseil d'administration d'imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations.

La présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la douzième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-cinquième résolution (Délégation de compétence consentie au conseil d'administration en vue d'augmenter le montant des émissions dans le cadre d'options de surallocation).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, décide que dans le cadre des émissions qui seraient décidées en application des délégations conférées au conseil d'administration en vertu des vingt-troisième et vingt-quatrième résolutions ci-dessus, le nombre de titres à émettre prévu dans l'émission pourra, en cas de demandes excédentaires, être augmenté dans les conditions et limites prévues par l'article L 225-135-1 du Code de commerce et son décret d'application et dans la limite des plafonds prévus auxdites résolutions.

Vingt-sixième résolution (Délégation de compétence consentie au conseil d'administration en vue d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange initiée par la Société ou d'apports en nature à la société de titres de capital ou de valeurs mobilières donnant accès au capital).— Conformément aux articles L 225-147, L 225-148, L 225-129 et L 228-92 du Code de commerce, l'assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :
— délègue au conseil d'administration la compétence de décider en une ou plusieurs fois l'émission d'actions et/ou de valeurs mobilières donnant accès à une quotité du capital de la société ou donnant droit à l'attribution de titres de créance en rémunération des titres apportés à toute offre publique d'échange initiée en France ou à l'étranger par la société sur les titres d'une autre société admis aux négociations sur l'un des marchés réglementés visés audit article L. 225-148 ;
— délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder dans la limite de 10% du capital actuel de la société (sous réserve de ce qui est indiqué au tiret suivant), à l'émission d'actions et/ou de valeurs mobilières donnant accès à une quotité du capital de la société ou donnant droit à l'attribution de titres de créance, en rémunération des apports en nature consentis à la Société et constitués de titres de capital ou de valeurs mobilières donnant accès au capital, lorsque les dispositions de l'article L 225-148 du Code de commerce ne sont pas applicables ;
— décide que le montant nominal total (hors prime d'émission) des augmentations de capital social susceptibles d'être réalisées par voie d'émission d'actions ou de valeurs mobilières donnant accès au capital ne pourra être supérieur à 200 millions d'euros, montant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital, et décide que le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra dépasser 1,5 milliard d'euros. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité de la présente délégation de compétence, le montant nominal total (hors prime d'émission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après l'opération et ce qu'était ce nombre avant l'opération ;
— décide que les émissions d'actions et/ou de valeurs mobilières donnant accès à une quotité du capital de la société ou donnant droit à l'attribution de titres de créance en exécution de la présente délégation s'imputeront sur les plafonds visés au deuxième tiret de la vingt-quatrième résolution ci dessus ;
— prend acte que les actionnaires de la Société ne disposeront pas du droit préférentiel de souscription aux actions et/ou valeurs mobilières qui seraient émises en vertu de la présente délégation, ces dernières ayant exclusivement vocation à rémunérer des apports en nature ainsi que des titres apportés à une offre publique d'échange initiée par la société ;
— prend acte que le prix des actions et valeurs mobilières qui seraient émises dans le cadre de la présente délégation sera défini sur la base de la législation applicable en matière d'apport en nature ou d'offre publique d'échange ;
— donne pouvoir au conseil d'administration, avec faculté de subdélégation dans les conditions fixées par la loi, de mettre en oeuvre la présente autorisation et d'imputer les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations.
La présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la quatorzième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-septième résolution (Plafond général des délégations de compétence résultant des quatre résolutions précédentes).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration, décide de fixer ainsi qu'il suit les limites globales des montants des émissions qui pourraient être décidées en vertu des délégations de compétence au conseil d'administration résultant des quatre résolutions précédentes (vingt-troisième, vingt-quatrième, vingt-cinquième et vingt-sixième résolutions) étant précisé que cette limite ne s'appliquera pas aux augmentations de capital par incorporation de primes, réserves, bénéfices ou autres :
— le montant nominal maximum (hors prime d'émission) des augmentations de capital par voie d'émission d'actions ou de valeurs mobilières donnant accès au capital ne pourra être supérieur à 450 millions d'euros majoré du montant nominal de l'augmentation de capital résultant de l'émission d'actions à réaliser éventuellement pour préserver conformément à la loi les droits des titulaires de ces titres, étant précisé que cette limite ne s'appliquera pas aux augmentations de capital par incorporation de primes, réserves, bénéfices ou autres. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité desdites délégations de compétence, le montant nominal maximum (hors prime d'émission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après l'opération et ce qu'était ce nombre avant l'opération ;
— le montant global maximum d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra dépasser le plafond de 3 milliards d'euros.

Vingt-huitième résolution (Délégation de compétence consentie au conseil d'administration en vue de réaliser une augmentation de capital réservée aux adhérents de Plans d'Epargne d'Entreprise du Groupe à créer le cas échéant).— Conformément aux articles L 225-129-6, L 225-138, L 225-138-1 du Code de commerce et L 443-1 et suivants du Code du travail, l'assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes :
— délègue au conseil d'administration, dans l'hypothèse où il ferait usage des autorisations qui lui ont été conférées en vertu des vingt-troisième et vingt- quatrième résolutions ci-dessus ainsi qu'en vertu de la quinzième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005 (options de souscription d'actions), le soin de décider s'il y a lieu de réaliser une augmentation de capital en numéraire par émission d'actions ordinaires réservée aux adhérents de Plans d'Epargne d'Entreprise (PEE) du groupe qui devraient alors être mis en place ;
— décide que la ou les augmentations de capital qui seraient décidées en vertu de la présente délégation ne pourront donner droit de souscrire plus de 3 500 000 actions nouvelles ;
— décide que le prix d'émission des actions nouvelles, déterminé conformément aux dispositions prévues par l'article L. 443-5 du Code du travail, ne pourra être inférieur de plus de 20 % à la moyenne des premiers cours de l'action de la société constatés à la bourse de Paris lors des vingt séances précédant le jour de la décision du conseil d'administration ou du directeur général fixant la date d'ouverture de la souscription, ni supérieur à cette moyenne ;

— constate que la présente délégation emporte renonciation des actionnaires à leur droit préférentiel de souscription au profit des salariés auxquels l'augmentation de capital est réservée ;
— donne pouvoir au conseil d'administration, avec faculté de subdélégation dans les conditions prévues par la loi, notamment de :
- décider si les actions doivent être souscrites directement par les salariés adhérents aux plans d'épargne du groupe ou si elles devront être souscrites par l'intermédiaire d'un Fonds Commun de Placement d'Entreprise (FCPE) ou d'une Sicav d'actionnariat salarié (Sicavas) ;
- arrêter la liste précise des bénéficiaires ;
- fixer les dates d'ouverture et de clôture de la souscription et le prix d'émission des actions ainsi que les délais de leur libération ;
- arrêter le nombre d'actions nouvelles à émettre et les règles de réduction applicables en cas de sur-souscription ;
- imputer les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations ;
- et, d'une manière générale, faire tout ce qui sera nécessaire.

La présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente assemblée et se substitue à celle donnée dans la dix-septième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 12 mai 2005.

Vingt-neuvième résolution (Mise à jour des statuts concernant la tenue de réunions du conseil d'administration par des moyens de visioconférence ou de *télécommunication).*— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires et ayant connaissance du rapport du conseil d'administration, décide de modifier le point 2) de l'article 12 des statuts (Délibérations du conseil) qui devient ainsi rédigé :
"2) Le règlement intérieur peut prévoir que sont réputés présents pour le calcul du quorum et de la majorité, les administrateurs qui participent à la réunion du conseil d'administration par des moyens de visioconférence ou de télécommunication permettant, dans les conditions prévues par la réglementation, leur identification et garantissant leur participation effective. Toutefois, cette disposition ne s'applique pas aux réunions du conseil d'administration dont l'ordre du jour porte sur la nomination, la rémunération ou la révocation du président ou du directeur général, sur le mode d'exercice de la direction générale, sur l'arrêté des comptes annuels (sociaux et consolidés), ou sur la rédaction des rapports et des résolutions présentés aux assemblées d'actionnaires."

Trentième résolution (Pouvoirs pour formalités).— L'assemblée générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer tous dépôts, publications, déclarations et formalités où besoin sera.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée présentées par les actionnaires remplissant les conditions légales doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.
Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.
Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.
Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.
Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15h (heure de Paris) la veille de l'assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :
— Le Crédit Lyonnais ;
— Lazard Frères Banque ;
— BNP Paribas ;
— IXIS Investor Services ;
— CACEIS – CT ;
— Natexis Banques Populaires ;
— Société Générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentés par des actionnaires.

Le conseil d'administration.

0603234

Exhibit 8.

Notice of April 13, 2006 in a Legal Newspaper regarding the Ordinary and Extraordinary Shareholders' Meeting of May 11, 2006

- Le Quotidien Juridique

CAP GEMINI

Société anonyme
pital de 1.052.655.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
703 844 R.C.S. Paris

IS DE CONVOCATION

es et Messieurs les action-
CAP GEMINI sont convoqués
blée Générale Mixte pour le
i 2006 à 10 heures au Pavillon
avenue Gabriel, Paris (8e), à
délibérer sur l'ordre du jour

ORDRE DU JOUR

lée à caractère ordinaire :

rt de gestion du Conseil d'Ad-
n, présentation des comptes
des comptes consolidés de
clos le 31 décembre 2005.

orts de MM. les Commissaires
tes sur les comptes de l'exer-
e 31 décembre 2005 et sur les
s visées à l'article L. 225-38
le Commerce.

men et approbation des
ociaux de l'exercice 2005.

men et approbation des
consolidés de l'exercice 2005.

entions réglementées.

fectation à la réserve légale
tie des sommes provenant de
réserve des plus-values à long

tation du résultat de l'exercice
de.

lée à caractère extraordi-

ction de 6 à 4 ans de la durée
ats des administrateurs.

ction de 6 à 2 ans de la durée
ats des censeurs.

lée à caractère ordinaire :

uvellement du mandat de neuf
teurs.

uvellement du mandat de deux

tion du montant annuel des
présence alloués au Conseil
ration.

risation à donner au Conseil
tration à l'effet de faire rache-
Société ses propres actions.

lée à caractère extraordi-

risation à consentir au Conseil
tration en vue d'annuler les
chetées par la Société.

légation de compétence à
au Conseil d'Administration en
gmenter le capital social par
tion de réserves.

légation de compétence à
au Conseil d'Administration en
nettre des actions ordinaires
valeurs mobilières donnant
capital ou à l'attribution de
créance avec droit préférentiel
iption des actionnaires.

légation de compétence à
au Conseil d'Administration en
nettre des actions ordinaires
s valeurs mobilières donnant
capital ou à l'attribution de
créance sans droit préférentiel
ription des actionnaires.

légation de compétence à
au Conseil d'Administration en
gmenter le montant des émis-
ntionnées aux deux points pré-
dans le cadre d'options de sural-

élégation de compétence à
au Conseil d'Administration en
mettre des actions et/ou des
mobilières donnant accès à une
du capital de la Société ou à
ion de titres de créance en
ation de titres apportés à toute
blique d'échange initiée par la
Société ou d'apports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital.

— Plafond général des délégations de compétence conférées en vertu des quatre points précédents.

— Délégation de compétence à consentir au Conseil d'Administration en vue de réaliser une augmentation de capital réservée aux adhérents de Plans d'Epargne d'Entreprise du Groupe à créer le cas échéant.

— Mise à jour des statuts concernant la tenue de réunions du Conseil d'Administration par des moyens de visioconférence ou de télécommunication.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14, rue Rouget-de-Lisle, 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire, ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :

— Le Crédit Lyonnais.
— Lazard Frères Banque.
— BNP Paribas.
— IXIS Investor Services.
— CACEIS - CT.
— Natexis Banques Populaires.
— Société Générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis de réunion valant avis de convocation a été publié au **Bulletin des Annonces Légales Obligatoires** du 31 mars 2006.

Le Conseil d'Administration.

OPPOSITIONS

VENTES DE FONDS

013502 - Petites-Affiches

Suivant Acte SSP en date à Paris du 5 avril 2006, enregistré à la Recette des Impôts de PARIS (11ème) STE-MARGUERITE le 10 avril 2006, Bordereau n° 2006/144, Case n° 13, Ext. 1573,

La société " LE SINGE A TETE DE CHIEN ", SARL au capital de 7.622,45 euros, dont le siège social est 5, rue Froment, 75011 PARIS, immatriculée au R.C.S. de PARIS sous le n° B 421 748 138, représentée par son gérant Monsieur Grégoire Thomas BOUTET,

A vendu à :

La société " SR BASTILLE ", SARL au capital de 1.000 euros, en cours de formation, dont le siège social est 5, rue Froment, et 18, rue Boulle (à l'angle de ces deux voies), 75011 PARIS, représentée par son gérant Monsieur Julien SAVOIE, et par Monsieur Subramaniam RATNASINGAM, associé,

Un fonds de commerce de **café - bar - restaurant - vente à emporter** auquel est attachée l'exploitation d'une licence de IVème catégorie, connu sous l'enseigne " LE SINGE A TETE DE CHIEN ", exploité 5, rue Froment, et 18, rue Boulle (à l'angle de ces deux voies), 75011 PARIS, pour lequel le vendeur est immatriculée au R.C.S. de PARIS sous le n° 421 748 138.

Prix : la présente vente est consentie et acceptée moyennant le prix principal de 118.000 euros.

Propriété jouissance : 5 avril 2006.

Oppositions : Elles seront reçues dans les dix jours de la dernière en date des publications légales au Cabinet de Maître François LADOUX, Avocat au Barreau de Paris, 8, rue du Rocher, 75008 PARIS.

Pour Avis.

013414 - Petites-Affiches

Suivant acte SSP en date à Paris le 3 avril 2006, enregistré à Paris (4ème), le 05.04.2006, bordereau 2006/204, Case n° 2,

Monsieur Jacki MOUTIER et Madame Michèle CORVAISIER, son épouse, demeurant ensemble 17, rue Rambuteau, 75004 PARIS,

Ont vendu à :

Monsieur Michel ROUAULT et Madame Paulette CARRE, son épouse, demeurant ensemble 25 bis, rue du Capitaine-Madon, 75018 PARIS,

Le fonds de commerce de **petite brasserie - snack - vins - liqueurs - tabletterie** connu sous l'enseigne le troquet du temple, auquel sont attachés la gérance d'un débit de tabacs et d'un bureau de validation de jeux de la Française des jeux sis et exploité à PARIS (75004) - 9, rue du Temple à l'angle du 59, rue de la Verrerie, pour lequel le vendeur était immatriculé au R.C.S. de Paris sous le numéro 348 282 427,

Moyennant le prix de 610.000 €.

L'entrée en jouissance est fixée au 1er avril 2006.

Les oppositions seront reçues dans les dix jours de la dernière en date des insertions légales au Cabinet BLONDEL - RAVE - LE PENDU, société d'avocats à PARIS (75012), 68-70, avenue de Saint-Mandé.

Pour avis.

405566 - La Loi

Aux termes d'un acte sous seing privé en date du 3 Avril 2006, la société O&CO LEVIS, société à responsabilité limitée au capital de 8.000 Euros, ayant son siège social 8, rue Lévis, 75017 Paris, immatriculée au R.C.S. de Paris sous le numéro B 572 109 189, représentée par son gérant Monsieur Albert BAUSSAN a cédé à la société R.B.R. DISTRIBUTION, société à responsabilité limitée au capital de 50.000 Euros, ayant son siège social 4, rue de la Loutre, 91360 Villemoisson-sur-Orge, immatriculée au R.C.S. d'EVRY sous le numéro B 489 091 983, représentée par son gérant Monsieur Ronald DASSA, un fonds de commerce de **vente de produits alimentaires, essentiellement à base d'huile d'olive, de produits dérivés de l'huile d'olive, ainsi que des produits artisanaux revêtus de la marque OLIVIERS&CO**, situé et exploité 90, rue Montorgueil, 75002 Paris, comprenant les éléments suivants : la clientèle, l'achalandage et le savoir-faire qui y sont attachés, le droit au bail portant sur une boutique de l'immeuble situé 90, rue Montorgueil, 75002 Paris, le matériel et le mobilier nécessaires à l'exploitation du fonds de commerce, l'affiliation au réseau de concession exclusive OLIVIERS&CO, moyennant le prix de trois cent cinquante mille euros.

La date d'entrée en jouissance est fixée le 3 Avril 2006. Les oppositions seront reçues dans les 10 jours de la dernière en date des publicités légales au siège social de la société R.B.R. DISTRIBUTION pour la correspondance et au fonds vendu pour la validité.

013427 - Petites-Affiches

Suivant acte sous seing privé en date du 11/04/06 à Paris, enregistré à Paris (14ème), Montparnasse le 11/04/06, Bord. 2006/168, Case 14,

M. Gérald, Henri BOBET, immatriculé au R.C.S. Paris A 308 190 511 et son épouse, Claudette MULLON, demeurant à PARIS (75014), 77, boulevard Brune,

Ont vendu à la SARL BRUNE 77 au capital de 7.500 €, dont le siège social sera 77, bd Brune, 75014 PARIS, en cours d'immatriculation au R.C.S. de Paris,

Le fonds de commerce de **Boulangerie-pâtisserie**, sis à PARIS (75014), 77, bd Brune, objet d'une inscription au R.C.S. de Paris sous le numéro A 308 190 511, moyennant le prix de 275.000 € s'appliquant aux éléments incorporels pour 200.000 € et aux éléments corporels pour 75.000 €.

La prise de possession a été fixée au 11 avril 2006.

Les oppositions seront reçues au fonds vendu pour la validité et à l'étude de Me Monique BOISSET, Mandataire Judiciaire au redressement et à la liquidation des Entreprises, 58, bd de Sébastopol, 75003 PARIS, pour la correspondance dans un délai de 10 jours à compter de la dernière insertion légale.

405533 - La Loi

Par acte SSP à PARIS du 05/04/2006, enregistré le 10/04/2006 à la recette de S.I.E. du 5ème Arrdt, bordereau n° 2006/195, case n° 6, la société SARL SABHA, au capital de 7.700 euros, sis et exploité au 34, Rue de la Montagne-Ste-Geneviève, 75005 PARIS, immatriculée au R.C.S. de PARIS sous le n° B 441 101 117, a vendu son fonds de **restaurant, plats à emporter**, sis et exploité au 34, Rue de la Montagne-Ste-Geneviève, 75005 PARIS, à l'E.U.R.L." SHUVRO ", en formation, au capital de 1.000 euros, dont le siège est au 34, Rue de la Montagne-Ste-Geneviève, 75005 PARIS.

Prix : 100.000 euros.

Jouissance : 05/04/2006.

Les oppositions seront reçues dans les délais légaux par le Cabinet d'Avocat PFEFFER, Avocat à la cour sis à 244, Boulevard Raspail, 75014 PARIS, pour la correspondance et pour la validité au fonds vendu.

Exhibit 9.

BALO Notice of July 21, 2006 regarding the approval by the shareholders of the annual accounts for 2005 in the Ordinary and Extraordinary Shareholders' Meeting dated May 11, 2006.

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

CAP GEMINI

Société anonyme au capital de 1 053 201 824 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Les comptes annuels sociaux et consolidés au 31 décembre 2005, ainsi que la décision d'affectation du résultat, publiés dans le *Bulletin des Annonces légales obligatoires* n° 75 du vendredi 23 juin (publication qui a fait l'objet d'un rectificatif publié dans le *Bulletin des Annonces légales obligatoires* n°83 du 12 juillet 2006), ont été approuvés sans modification par l'assemblée générale ordinaire des actionnaires du jeudi 11 mai 2006.
Il est par ailleurs précisé que toutes les résolutions (à caractère ordinaire et à caractère extraordinaire) présentées par le conseil d'administration à l'assemblée générale mixte du jeudi 11 mai 2006 ont été adoptées sans aucune modification, aux conditions de quorum et de majorité requises.
Le texte de ces résolutions figure dans l'avis de réunion valant avis de convocation paru au *Bulletin des Annonces légales obligatoires* n° 39 du vendredi 31 mars 2006.

0611478

Exhibit 10.

BALO Notice of June 23, 2006 regarding the publication of the annual financial statements of the Company for 2005 and BALO Notice of July 12, 2006 containing an addendum to the annual financial statements of the Company.

coût de 16 millions d'euros, portant sur un nombre d'actions égal à la totalité du sous-jacent de l'Océane 2003 (soit environ 9 millions d'actions), à un prix d'exercice et à une maturité correspondant à ceux de l'Océane 2003.

9.2. Océane 2005 émise le 16 juin 2005. — Le 16 juin 2005 Capgemini a procédé à une émission d'obligations à option de conversion et/ou échange en actions Capgemini nouvelles ou existantes, ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (Océane 2005). Le montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 euros. Les obligations portent intérêt au taux nominal annuel de 1%. Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005.

— Caractéristiques de l'Océane 2005 émise le 16 juin 2005 :

Conversion et/ou échange des Obligations en actions : à tout moment, à compter de la date de règlement, soit le 24 juin 2005, et jusqu'au septième jour ouvré précédant la date de remboursement normal ou anticipé, les titulaires d'Obligations pourront demander l'attribution d'actions ordinaires de l'Emetteur à raison d'une action pour une obligation, sous réserve des ajustements prévus. L'émetteur pourra à son gré remettre des actions nouvelles et/ou des actions existantes.

Amortissement normal : les obligations seront amorties en totalité le 1er janvier 2012 (ou le premier jour ouvré suivant si cette date n'est pas un jour ouvré) par remboursement au prix de 41,90 euros par obligation, soit environ 113,2% de la valeur nominale des obligations.

Amortissement anticipé au gré de la Société : la Société peut procéder à l'amortissement des obligations par anticipation :
– à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres publiques de rachat ou d'échange ;
– à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, sous réserve d'un préavis de 30 jours calendaires, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé déterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 2,875 %, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée choisis par la Société parmi les 40 jours de bourse consécutifs précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 130% de ce prix de remboursement anticipé ;
– à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.

Amortissement anticipé au gré des porteurs : en cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

Cas d'exigibilité anticipée : par ailleurs, la documentation de l'Océane contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le premier marche d'Euronext Paris S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

9.3. Prime de remboursement. — L'Océane 2005 est assortie d'une prime de remboursement de 57 873 milliers d'euros. La contrepartie de cette prime a été enregistrée à l'actif au compte prime de remboursement des obligations et est amortie sur la durée de l'emprunt.

10. Emprunts et dettes auprès des établissements de crédit. — Le solde de 47 550 milliers d'euros correspond aux découverts bancaires et intérêts courus pour 32 550 milliers d'euros et pour 15 000 milliers d'euros de billets de trésorerie. En outre, la société à conclu un contrat de crédit syndiqué dont les caractéristiques sont décrites ci-après.

— Crédit syndiqué conclu par Cap Gemini S.A : le 14 novembre 2005, la Société a conclu avec un groupe de banques composé de BNP Paribas, Calyon, ING Bank N.V., en qualité de « bookrunners and mandated lead arrangers », Crédit Mutuel - CIC, IXIS Corporate & Investment Bank, Natexis Banques Populaires, SG Corporate & Investment Banking, en qualité de Mandated Lead Arrangers, et Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France, Dresdner Bank AG in Frankfurt am main, HSBC France SA, JPMorgan Chase Bank N.A., Paris Branch, Crédit du Nord, en qualité de Co-Arrangers, une ligne de crédit multidevises de 500 millions d'euros qui remplace la précédente ligne de crédit multidevises d'un montant de 600 millions d'euros, mise en place pour 5 ans le 31 juillet 2001 et résiliée de ce fait par anticipation.
La nouvelle ligne de crédit est remboursable au plus tard le 14 novembre 2010, sauf en cas d'exercice (sous réserve de l'acceptation des banques) d'une option d'extension d'un an exerçable à la fin de la première année, au quel cas la nouvelle ligne deviendra remboursable le 14 novembre 2011.
Les conditions de tirage de cette ligne sont les suivantes :
– une marge initiale de 0,50% (au-dessus de l'Euribor ou du Libor 1à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de la ligne, une commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation de crédit de Cap Gemini S.A.;
– une commission de non-utilisation initiale de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de Cap Gemini S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence sur la disponibilité de cette ligne.
Par ailleurs, au titre de cette ligne, la Société s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
– un ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1;
– un ratio de couverture du coût de l'endettement financier net ajusté de certains éléments par la marge opérationnelle consolidés qui doit être supérieur ou égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).
Il est précisé qu'au 31 décembre 2005, le Groupe respectait ces ratios financiers, le ratio d'endettement net rapporté à la situation nette consolidés et le ratio de couverture du coût de l'endettement financier net par la marge opérationnelle consolidés s'établissant respectivement à 0 et 15,7.
La ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité de ses principales filiales (« principal subsidiaries », définies en fonction de leur part dans le chiffre d'affaires consolidé du Groupe) et de leurs filiales respectives, d'engager certaines opérations, y compris :
— des limites affectant la création de sûretés sur leurs actifs ;
— de modifier substantiellement la nature générale de leur activité ;
— des restrictions sur les opérations de cession d'actifs et les fusions ou opérations assimilées.
La société Cap Gemini S.A. s'est en outre engagée à respecter certaines clauses habituelles, y compris l'obtention et le maintien des autorisations nécessaires, le maintien d'une couverture d'assurance, le maintien de l'emprunt à son rang (« pari passu »), la fourniture d'informations financières.
Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de « grâce »),

en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle ou de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
Au 31 décembre cette ligne n'a fait l'objet d'aucun tirage.

11. Etat des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
Obligation convertible	954 873		954 873
Emprunts et dettes auprès des établissements de crédit			
Emprunt groupe	145 220	145 220	
Billets de trésorerie	15 000	15 000	
Découvert bancaire	31 123	31 123	
Intérêts courus	1 427	1 427	
Entreprises liées	17 660	17 660	
Autres dettes	576	576	
Total	1 165 879	211 006	954 873

12. Charges à payer. — Le montant des charges à payer compris dans les postes du bilan sont les suivants :

(En milliers d'euros)	Montant
Dettes financières :	
Intérêts rattachés	1 427
Autres dettes :	
Dettes fournisseurs et comptes rattachés	2 438
Dettes fiscales et sociales	6 427
Autres dettes	576
Total	10 868

13. Ecart de conversion sur créances et dettes en monnaies étrangères :

(En milliers d'euros)	Montant actif	Montant passif	Provision pour pertes de change
Sur autres créances / dettes	78	233	78
Total	78	233	78

14. Résultat financier :

(En milliers d'euros)	Montant
Provisions :	
Dotations de l'exercice	-321 887
Reprises de provision	75 760
Sous-total	-246 127
Dividendes	263 266
Produits nets sur cession des valeurs mobilières de placement	14 757
Revenus des prêts aux filiales	6 103
Intérêts des emprunts aux filiales	-2 415
Intérêts sur Océane	-12 775
Résultat net de change	931
Autres	4 272
Sous-total	10 873
Résultat financier	28 012

Les dotations de 322 millions d'euros sont principalement relatives à des provisions sur la valeur des titres de certaines filiales (hollandaise, anglaise, italienne) partiellement compensés par 76 millions d'euros de reprise de provisions suite à la liquidation de notre filiale en Nouvelle-Zélande et d'opérations de réorganisation de nos activités Télécom en Espagne et en Angleterre.
Les 263 millions d'euros de dividendes correspondent pour 258 millions d'euros à un dividende exceptionnel versé par notre filiale hollandaise Capgemini N.V. suite à la réorganisation des activités Sogeti au Benelux.

15. Résultat exceptionnel :

(En milliers d'euros)	Montant
Cessions internes de titres de participations :	
Prix de vente	93 575
Valeurs comptables	-111 313
	-17 738
Produit résultant du retour d'actions Capitaux Gemini	701
Produit net sur cession d'actions Capitaux Gemini	139
Reprise provision	10 117
Autres	-2 474
Résultat exceptionnel	-9 255

Le résultat exceptionnel est essentiellement constitué :
— de moins-values nettes de 17 738 milliers d'euros résultant :
– d'une moins value de 87 726 milliers d'euros liée à la cession des titres de la société Capgemini Belgium à Capgemini NV et Capgemini Nederland ainsi qu' à la valeur nette des titres des sociétés ayant été fusionnées ou dissoutes telles que Capgemini Telecom Spain Capgemini Telecom UK et Capgemini Nouvelle Zélande et ;
– d'une plus-value nette de 69 988 milliers d'euros sur la cession de Sogeti Sverige AB à Sogeti-Transiciel SA.
— de la reprise de provision sur la SCI Béhoust de 10 117 milliers d'euros.

16. Impôt sur les bénéfices. — La société Cap Gemini S.A. est la société tête de groupe de l'intégration fiscale française composée de 26 sociétés. Sur l'exercice 2005, l'impact de l'intégration fiscale sur le résultat de Cap Gemini S.A. est un gain de 21 millions d'euros. Le montant des déficits reportables de la société Cap Gemini SA s'élèvent à 1 987 millions d'euros au 31 décembre 2005.

III. — Autres informations.

17. Engagements hors bilan.

17.1. Engagements donnés aux filiales. — Les garanties, cautions, et lettres de confort émises par Cap Gemini S.A. en faveur de ses filiales au 31 décembre 2005 s'analysent par nature comme suit :

(En milliers d'euros)	Montant
Nature financière	347 657
Nature opérationnelle	127 558
Nature fiscale	1 560
Total	476 775

Les garanties, cautions et lettres de confort de nature financière émises au profit des filiales leur permettent de disposer localement de facilités de trésorerie sous forme de lignes de crédit. Le montant total utilisé au 31 décembre 2005 au titre de ces lignes de crédit s'élève à 26 756 milliers d'euros.

17.2. Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe Capgemini et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du Groupe l'avaient quitté avant un certain délai (et au plus tard, le 23 mars 2005), elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.
Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50% ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.
A hauteur de 30 millions d'euros (contre 20 millions d'euros jusqu'au 15 octobre 2005), ce programme est couvert par l'intermédiaire d'une société Captive de ré-assurance consolidée par intégration globale, intégrant les protections en ré-assurance.
Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 millions d'euros et 33 millions d'euros à un établissement de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor Public, et ce pour une période allant jusqu'au 30 juin 2011.
En date du 20 octobre 2003, la société Cap Gemini S.A. a lancé une Offre Publique d'Echange visant les actions de la société Transiciel, par laquelle les actionnaires de Transiciel se voient proposer par Capgemini d'échanger leurs actions selon l'une des deux options suivantes :

— 1ère branche : une parité d'échange de 1 (une) action Capgemini à émettre pour 3 actions Transiciel ;
— 2ème branche : une parité de 5 actions Capgemini à émettre et 16 bons d'attribution d'actions nouvelles Capgemini pour 16 actions Transiciel.
La seconde option comporte un mécanisme de complément de prix se traduisant par l'attribution d'actions Capgemini supplémentaires conditionnée à l'atteinte par le nouvel ensemble Sogeti/Transiciel d'objectifs de résultat au cours des années 2004 et 2005. Ce mécanisme de complément de prix est détaillé dans la note d'information ayant reçu le visa de la COB n°03-935 en date du 29 octobre 2003. Sous réserve de réalisation de ces objectifs, chaque bon d'attribution d'actions donnera droit à l'attribution au profit de son titulaire d'une quotité d'actions nouvelles Capgemini, jouissance 1er janvier 2006, soit un maximum de 508 600 actions à l'issue de la période de réouverture de l'offre le 28 janvier 2004.
Dans un certain nombre de grands contrats signés par des sociétés du Groupe (en particulier les contrats "ASPIRE" signé avec Inland Revenue le 5 janvier 2004 pour un montant estimé à 3 milliards de livres Sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars, et Schneider Electric Industries SAS signé le 28 octobre 2004 pour un montant de 1,6 milliards d'euros), le Groupe a été amené à mettre en place une garantie de performance et/ou une garantie financière. Le contrat d'infogérance avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electric Delivery Company) prévoit par ailleurs, au profit du groupe TXU, hors clauses habituelles en la matière, un droit de résiliation dans le cas où la notation de crédit du Groupe viendrait à être abaissée au-dessous du niveau « investment grade ». A noter qu'à la suite de l'abaissement de la notation de crédit du Groupe par Standard & Poors intervenue le 7 janvier 2005, le contrat s'est poursuivi.
Dans le cadre du contrat signé le 25 mai 2004 avec France Télécom, contrat portant sur l'externalisation d'une partie de ses réseaux de télécommunications pour une durée de 8 ans, Cap Gemini SA a été amenée à mettre en place une garantie financière.

17.3. Instruments financiers.

— Couverture des risques de taux d'intérêts : le 28 octobre 2004 la Société a signé un contrat d'échange de taux d'intérêts relatif l'Océane 2003 qui porte sur un notionnel de 460 millions d'euros et pour une période restant à courir de 4 années. Selon les termes de ce contrat d'échange de taux d'intérêts, la Société est payeur d'un taux variable (Euribor 12 mois postfixé - 0,59%) contre le taux fixe de l'Océane (2,5%). Le taux variable est plafonné à 3,41% et soumis à un taux plancher de 1,41%. Enfin, ce contrat d'échange comprend une clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du droit dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé d'obligations.
L'évaluation de ce contrat à la valeur de marché au 31 décembre 2005 fait apparaître un gain latent de 1,4 millions d'euros.

— Couvertures des risques de change : au 31 décembre 2005, les couvertures de taux de change s'élèvent au total à 132,5 millions d'euros et sont les suivantes :
– couvertures financières à échéance 2006 sous la forme de contrats d'achats / ventes de devises à terme (swaps de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
— 85 millions de livres sterlings pour une contre-valeur de 124,6 millions d'euros ;
— 25 millions de dollars Hong Kong pour une contre-valeur de 2,7 millions d'euros ;
— 40 millions de couronnes suédoises pour une contre-valeur de 4,2 millions d'euros ;
— 1,5 millions de francs suisses pour une contre-valeur de 1 million d'euros.
L'évaluation de ces contrats à la valeur de marché au 31 décembre 2005 fait apparaître une perte latente de 370 milliers d'euros.

18. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
Titres de participation	12 020 235	12 020 235
Créances rattachées à des participations	105 106	105 106
Dettes rattachées à des participations	145 220	145 220
Entreprises liées		
Actif	281 187	281 187
Passif	17 660	17 660
Eléments relevant du compte de résultats :		
Produits financiers de participation	263 266	263 255
Produits des autres valeurs mobilières et créances de l'actif immobilisé	6 103	6 103
Autres intérêts et produits assimilés	37 688	4 563
Intérêts et charges assimilées	33 849	9 404

19. Société consolidante. — Cap Gemini S.A. est la société consolidante du Groupe Capgemini.

20. Evènements postérieurs. — Le 14 février 2006, la société Cap Gemini S.A. a reçu une assignation devant le Tribunal de Commerce de Paris actionné par Monsieur Georges Cohen, ancien dirigeant de la société Transiciel qu'elle avait acquise en décembre 2003 via une offre publique d'échange, lequel conteste à la fois la parité d'échange retenue dans cette offre et les conditions dans lesquelles il a été amené à quitter le Groupe. La Société considère que la demande de Monsieur Georges Cohen est totalement infondée et en conséquence n'a constitué aucune provision à ce titre dans ses comptes au 31 décembre 2005.

Le conseil d'administration proposera à l'Assemblée Générale de verser aux actionnaires au titre de l'exercice 2005 un dividende de 0,5 euros par action.

VIII. — Rapport général des commissaires aux comptes sur les comptes annuels.

(Exercice clos le 31 décembre 2005.)

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2005, sur :
— le contrôle des comptes annuels de la société Cap Gemini S.A., tels qu'ils sont joints au présent rapport ;

— la justification de nos appréciations ;
— les vérifications spécifiques et les informations prévues par la loi.
Les comptes annuels ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

II. Justification de nos appréciations. — En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance l'élément suivant :
Les titres de participations figurent pour 5 910 millions d'euros au bilan. La note I de l'annexe expose les règles et principes comptables relatifs à l'évaluation de la valeur d'utilité de ces titres de participations par la société.
Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie de ce rapport.

III. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.
Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.
En application de la loi, nous nous sommes assurés que les diverses informations relatives à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Fait à Paris, le 22 février 2006.
Les Commissaires aux comptes :

PricewaterhouseCoopers Audit :

Bernard Rascle.

KPMG Audit,
Département de KPMG S.A. :

Jean-Luc Decornoy,
Associé ;

Frédéric Quélin,
Associé.

IX. Rapport spécial des commissaires aux comptes sur les conventions réglementées.

(Exercice clos le 31 décembre 2005.)

En notre qualité de commissaires aux comptes de votre société, nous devons vous présenter un rapport sur les conventions réglementées dont nous avons été avisés. Il n'entre pas dans notre mission de rechercher l'existence éventuelle de telles conventions.
Nous vous informons qu'il ne nous a été donné avis d'aucune convention visée à l'article L.225-38 du Code de commerce.

Fait à Paris, le 22 février 2006.
Les Commissaires aux comptes :

PricewaterhouseCoopers Audit :

Bernard Rascle.

KPMG Audit,
Département de KPMG S.A. :

Jean-Luc Decornoy,
Associé ;

Frédéric Quélin,
Associé.

B. — Comptes consolidés.

I. — Bilans consolidés au 31 décembre 2004 et 2005.

(En millions d'euros.)

Actif	Notes	31 décembre 2004	31 décembre 2005
Immobilisations incorporelles	10	1 963	1 951
Immobilisations corporelles	11	449	399
Immobilisations financières	12	64	48
Total des immobilisations		2 476	2 398

Impôts différés	13	775	811
Créances non courantes	14	124	127
Total actif non courant		3 375	3 336
Créances opérationnelles	15	1 814	1 868
Créances diverses	16	178	180
Actifs destinés à être cédés	17	17	
Placements à court terme	18-19	1 001	1 805
Banques	18	251	416
Total actif courant		3 261	4 269
Total actif		6 636	7 605

Passif	Notes	31 décembre 2004	31 décembre 2005
Capital social		1 051	1 053
Primes d'émission et d'apport		2 226	2 229
Réserves et report à nouveau		45	-431
Résultat		-534	141
Capitaux propres part du groupe		2 788	2 992
Intérêts minoritaires			
Situation nette de l'ensemble consolidé		2 788	2 992
Dettes financières à long terme	18-19	768	1 145
Impôts différés	13	95	121
Provisions pour retraites et engagements assimilés	20	426	448
Provisions non courantes	21	19	14
Autres dettes non courantes	22	145	138
Total passif non courant		1 453	1 866
Dettes financières à court terme et découverts bancaires	18-19	200	171
Dettes opérationnelles	23	2 082	2 490
Provisions courantes	21	20	20
Dette d'impôt sur le résultat		56	47
Dettes diverses	24	37	19
Total passif courant		2 395	2 747
Total passif		6 636	7 605

II. — Comptes de résultat consolidés pour les exercices clos les 31 décembre 2004 et 2005.

(En millions d'euros.)

	Notes	2004		2005	
		Montant	%	Montant	%
Chiffre d'affaires	3	6 235	100	6 954	100
Coûts des services rendus	4	4 712	75,6	5 377	77,3
Frais commerciaux	4	611	9,8	524	7,6
Frais généraux et administratifs	4	936	15,0	828	11,9
Marge opérationnelle		-24	-0,4	225	3,2
Autres produits opérationnels	5	6	0,1	175	2,5
Autres charges opérationnelles	5	-263	-4,2	-186	-2,6

Résultat opérationnel		-281	-4,5	214	3,1
Coût de l'endettement financier net	6	-28	-0,5	-24	-0,4
Autres produits et charges financiers	7	1	-0,0	-14	-0,2
Résultat financier		-27	-0,5	-38	-0,6
Charge d'impôt	8	-226	-3,6	-35	-0,5
Résultat net		-534	-8,6	141	2,0
Dont :					
Part du Groupe		-534	-8,6	141	2,0
Part des minoritaires		0	-0,0	0	-0,0

	Note	2004	2005
Nombre moyen pondéré d'actions ordinaires		131 292 801	131 391 243
Résultat de base par action (en euros)	9	-4,07	1,07
Nombre moyen pondéré d'actions ordinaires (dilué)		132 789 755	138 472 266
Résultat dilué par action (en euros)	9	-4,02	1,06

III. — Tableau des flux de trésorerie consolidés.

(En millions d'euros.)

	Notes	2004	2005
Résultat net consolidé		-534	141
Dépréciation des écarts d'acquisition	5	19	6
Dotations nettes aux amortissements et dépréciation des immobilisations	10-11	213	200
Dotations nettes aux provisions (hors actifs circulants)		24	28
Plus ou moins-values de cession	5	-14	-166
Charges liées aux attributions d'actions et de stocks options	5	4	12
Coût de l'endettement net	6	28	24
Charge nette d'impôt	8	226	35
Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)		-34	280
Impôt versé (B)		4	-36
Variation liée aux créances clients et comptes rattachés (net)		-29	-39
Variation liée aux dettes fournisseurs et comptes rattachés (net)		295	244
Variation liée aux autres créances et dettes diverses (net)		82	93
Variation du BFR lié à l'activité (C)		348	298
Flux de trésorerie lies a l'activité (D=A+B+C)		318	542
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles	10-11	-125	-106
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles		24	14
		-101	-92
Décaissements liés aux acquisitions d'immobilisations financières		-73	-39
Encaissements liés aux cessions d'activités et de sociétés consolidées	5	18	194
Encaissements liés aux cessions de sociétés non consolidées	7	70	5
Encaissements liés aux autres cessions d'immobilisations financières		8	16
		23	176
Incidence des variations de périmètre		-5	-6

Flux de trésorerie liés aux opérations d'investissement (E)		-83	78
Augmentation de capital			5
Encaissements liés aux nouveaux emprunts		43	474
Remboursements d'emprunts		-199	-183
Coût de l'endettement net	6	-28	-24
Flux de trésorerie liés aux opérations de financement (F)		-184	272
Variation de la trésorerie nette (G=D+E+F)		51	892
Incidence des variations des cours des devises (H)		-9	12
Trésorerie d'ouverture (I)	18	1 190	1 232
Trésorerie de clôture (G+H+I)	18	1 232	2 136

IV. Tableau de variation des capitaux propres consolidés pour les exercices clos les 31 décembre 2004 et 2005.

(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves et résultats consolidés	Impôts différés reconnus en capitaux propres	Réévaluation des instruments financiers disponibles à la vente	Part efficace des instruments de couverture	Réserves de conversion	Situation nette de l'ensemble consolidé (2)
Au 1er janvier 2004	131 165 349	1 049	2 220	-5	43					3 307
Augmen-tations de capital par levée d'options (3)	6 700									-
Augmentation nette de capital destinée à l'acquisition de la société Transiciel	211 129	2	5							7
Cession de 209 477 actions propres restituées en 2003			1	5						6
Variation des réserves de conversion									-11	-11
Valorisation des options de souscription d'actions (3)					4					4
Complément du prix d'acquisition de la société Transiciel (4)					9					9
Résultat net					-534					-534
Au 31 décembre 2004	131 383 178	1 051	2 226		-478				-11	2 788
Augmen-tations de capital par levée d'options (3)	198 800	2	3							5
Emission d'un emprunt obligataire (Océane 2005 du 16 juin 2005) (5)					40	-14				26
Acquisition d'une option d'achat d'actions visant à neutraliser les effets dilutifs de l'Océane 2003 émise le 24 juin 2003 (6)					-16	6				-10
Variation des réserves de conversion									29	29
Valorisation des options de souscription d'actions (3)					11					11
Consolidation et élimination de 576 438 actions attribuées ou attribuables à des salariés du Groupe Capgemini (7)				-16	19					3
Elimination de 85 000 actions propres détenues dans le cadre du programme de rachat d'actions (8)				-2						-2
Effet de l'évaluation à leur juste valeur des titres non consolidés (9)							2			2
Variation des réserves sur instruments de couverture								-1		-1
Complément du prix d'acquisition de la société Transiciel (4)					2					2
Autres variations (10)					-2					-2
Résultat net					141					141

Au 31 décembre 2005	131 581 978	1 053	2 229	-18	-283	-8	2	-1	18	2 992

(1) Voir Note 1.11.
(2) Au 31 décembre 2005, les intérêts minoritaires s'élèvent à 0,1 million d'euros.
(3) L'évaluation et la comptabilisation des options de souscription d'actions sont indiquées en note 9.1. « Plans d'options de souscription d'actions et plans d'attribution d'actions », ainsi qu'en Note 31.IV.6. « Paiements en actions : options de souscription d'actions » en ce qui concerne la période de transition aux IFRS.
(4) La seconde branche de l'Offre Publique Alternative d'Echange visant les actions de la société Transiciel lancée par la société Cap Gemini S.A. en date du 20 octobre 2003 comporte un mécanisme de complément de prix estimé au 31 décembre 2005 à 11 millions d'euros (sous réserve de la validation par le tiers arbitre telle que prévue par l'article 1.4.13.10. de l'Offre Publique Alternative d'Echange), sur la base des résultats 2004 et 2005, soit un complément de 2 millions d'euros par rapport à l'évaluation du 31 décembre 2004.
(5) Le 16 juin 2005, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes (Océane), d'un montant nominal de 437 millions d'euros à échéance au 1er janvier 2012 (Cf. Note 18 « Trésorerie nette »). La différence après impôts (soit 26 millions d'euros) entre la valeur nominale de l'emprunt et la juste valeur de sa composante dette à la date d'émission, est inscrite en capitaux propres.
(6) Simultanément à l'émission de l'Océane précitée, le Groupe a décidé de neutraliser intégralement la dilution potentielle liée à l'Océane 2003 émise le 24 juin 2003, d'un montant nominal de 460 millions d'euros et devant venir à maturité le 1er janvier 2010 par l'acquisition d'une option d'achat pour 16 millions d'euros (avant impôts), portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de cette Océane (soit environ 9 millions d'actions). Cette option est inscrite en capitaux propres nette d'impôts.
(7) Comme indiqué en note 9.1. « Plans d'options de souscription d'actions et plans d'attribution d'actions », et en application de l'amendement de novembre 2004 du SIC 12 (Standing Interpretation Commitee), les actifs (actions Capgemini et liquidités correspondant au produit de cession d'actions Capgemini) détenus dans des entités (trusts et comptes bancaires) mises en place lors de l'acquisition de l'activité conseil d'Ernst & Young (mai 2000) en vue d'y loger, dans un premier temps, une partie des actions émises et attribuées aux propriétaires des activités de conseil Ernst & Young en rémunération de leurs apports (actions dont la propriété définitive n'était acquise que progressivement) et, dans un second temps, une partie des actions restituées par des anciens membres du conseil d'Ernst & Young devenus salariés du Groupe Capgemini et ayant quitté le Groupe (actions dont les accords prévoyaient la réattribution ultérieure à d'autres salariés du pays concerné), ont été consolidés. Au 31 décembre 2005, ces entités détenaient 576 438 actions Capgemini et 1,7 million d'euros de liquidités. La charge de l'exercice 2005 au titre des actions attribuées s'élève à 1,7 millions d'euros.
(8) Dans le cadre du programme de rachat d'actions, qui a fait l'objet d'une note d'information ayant reçu le visa de l'AMF n° 05.238 en date du 8 avril 2005, les 85 000 actions propres détenues au 31 décembre 2005 à l'issue de la mise en oeuvre d'un contrat de liquidité à compter du 30 septembre 2005 sont portées en déduction des capitaux propres consolidés pour un montant de 2 millions d'euros.
(9) Les 5% de participation encore détenus dans la société Zacatii Consulting Inc. (anciennement Capgemini Japan K.K.) à l'issue de la cession par le Groupe le 12 août 2005 de ses intérêts dans cette société (Cf. note 2 « Evolution du périmètre ») sont réévalués à leur juste valeur au 31 décembre 2005.
(10) Un certain nombre d'ajustements portant sur la comptabilisation selon les normes IFRS d'opérations antérieures au 1er janvier 2005, et modifiant de façon non significative le traitement retenu dans les états financiers de transition aux IFRS présentés en note 31 « Effets sur les comptes 2004 de la transition aux normes IFRS », ont été comptabilisés en variation des capitaux propres sur l'exercice 2005.

V. — Notes sur les comptes consolides du groupe.

Note 1. – Règles et méthodes comptables.

En application du règlement européen n° 1606/2002 du 19 juillet 2002, les états financiers consolidés publiés au titre de l'exercice 2005 sont établis conformément aux normes comptables internationales édictées par l'IASB (International Accounting Standards Board). Ces normes comptables internationales sont constituées des IFRS (International Financial Reporting Standards), des IAS (International Accounting Standards), ainsi que de leurs interprétations, qui ont été adoptées par l'Union Européenne au 31 décembre 2005 (publication au Journal Officiel de l'Union Européenne).
Le Groupe a choisi d'appliquer dès le 1er janvier 2004 les normes IAS 32 « Instruments financiers : information à fournir et présentation » et IAS 39 « Instruments financiers : comptabilisation et évaluation » ainsi que la « Révision de la norme concernant la couverture de flux de trésorerie au titre des transactions intra-groupe futures ».
Certaines normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interpretations Committee) ainsi que par l'Union Européenne au 31 décembre 2005 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement :
— IFRIC 4 « Droits d'utilisation d'actifs : conditions permettant de déterminer si un accord contient une location », qui entre en vigueur à compter du 1er janvier 2006. L'impact sur les comptes de l'application d'IFRIC 4 est en cours d'analyse et d'estimation ;
— la norme IAS 19 révisée « Avantages du personnel », qui entre en vigueur à compter du 1er janvier 2006. L'impact de l'application de la norme IAS 19 révisée consisterait principalement en la présentation d'informations complémentaires dans les notes aux comptes consolidés.
Les normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interpretations Committee) mais non encore adoptées par l'Union Européenne au 31 décembre 2005 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement la norme IFRS 7 « Instruments financiers » et l'amendement de la norme IAS 1 « Présentation des états financiers » portant sur les informations à fournir.
Les états financiers de l'exercice 2005 sont les premiers états financiers complets publiés par le Groupe conformément au référentiel IFRS. Ils comprennent, à titre comparatif, le compte de résultat retraité de l'exercice 2004 et le bilan retraité au 31 décembre 2004, dont le bilan d'ouverture a été retraité et établi en application des dispositions édictées par la norme IFRS 1 « Première application du référentiel IFRS ».
La note 31 « Effets sur les comptes 2004 de la transition aux normes IFRS » détaille les principes retenus pour l'établissement du bilan d'ouverture au 1er janvier 2004 et chiffre de manière détaillée les impacts sur les postes du bilan au 1er janvier 2004 et au 31 décembre 2004, ainsi que sur le compte de résultat de l'exercice 2004.
Les comptes consolidés de l'exercice 2005 ainsi que les notes afférentes ont été arrêtés par le Conseil d'Administration du 22 février 2006.
Les comptes 2004 comparés aux comptes 2003 selon les principes comptables français ainsi que les rapports des commissaires aux comptes afférents sont disponibles aux pages 46 et suivantes du document de référence 2004.
Les principes comptables appliqués par le Groupe sont principalement les suivants :

Note 1.1. Méthodes de consolidation. — Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle sont consolidés suivant la méthode de l'intégration globale. Le contrôle est exercé lorsque Cap Gemini S.A. a le pouvoir de diriger les politiques financières et opérationnelles de la société de manière à tirer avantage de ses activités.
Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle conjoint avec un nombre limité d'autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le Groupe inclut sa quote-part dans les produits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers.
Les sociétés sur la gestion desquelles Cap Gemini S.A. exerce une influence notable, sans toutefois exercer un contrôle exclusif ou conjoint, sont mises en équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année de l'entreprise associée. La participation du Groupe dans celle-ci est comptabilisée au bilan pour un montant reflétant la part du Groupe dans l'actif net de l'entreprise associée.
Le périmètre de consolidation est donné en note 30 « Liste par pays des sociétés consolidées ».
Les sociétés consolidées et mises en équivalence par le Groupe ont établi leurs comptes au 31 décembre 2005, selon les règles et méthodes comptables appliquées par le Groupe.
Les transactions réalisées entre les sociétés consolidées, ainsi que les profits internes sont éliminés.
Comme indiqué en note 9.1. « Plans d'options de souscription d'actions et plans d'attribution d'actions », et en application de l'amendement de novembre 2004 du SIC 12 (Standing Interpretation Commitee), les actifs (actions Capgemini et liquidités correspondant au produit de cession d'actions Capgemini)

détenus dans des entités (trusts et comptes bancaires) mises en place lors de l'acquisition de l'activité conseil d'Ernst & Young (mai 2000) sont consolidés au 1er janvier 2005.
Le Groupe ne contrôle pas d'entités ad hoc.

Note 1.2. Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques susceptibles de variations dans le temps et comportent un minimum d'aléas. Elles concernent principalement la reconnaissance du chiffre d'affaires sur les contrats, la reconnaissance d'impôts différés actifs, les tests de valeurs sur les actifs et les provisions courantes et non courantes.

Note 1.3. Conversion des états financiers. — Les comptes consolidés présentés dans ce rapport ont été établis en euros.
L'ensemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises sont convertis aux taux moyens de la période. Néanmoins, pour certaines transactions significatives, il peut être jugé plus pertinent d'utiliser un taux de conversion spécifique. Les différences de conversion résultant de l'application de ces différents taux ne sont pas incluses dans le résultat de la période mais affectées directement en réserve de conversion.
Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserve de conversion pour leur montant net d'impôt.
Les écarts de change sur créances et dettes libellées en devises étrangères sont comptabilisés en marge opérationnelle ou en résultat financier selon la nature de la transaction sous-jacente.
Les taux de change utilisés pour convertir les états financiers des principales filiales du Groupe sont les suivants :

	Taux moyens			Taux au 31 décembre		
	2003	2004	2005	2003	2004	2005
Dollar US	0,88582	0,80512	0,80461	0,79176	0,73416	0,84767
Livre sterling	1,44597	1,47413	1,46235	1,41884	1,41834	1,45921
Dollar canadien	0,63237	0,61874	0,66459	0,61599	0,60916	0,72860
Couronne suédoise	0,10961	0,10960	0,10779	0,11013	0,11086	0,10651
Dollar australien	0,57592	0,59241	0,61292	0,59517	0,57277	0,62077
Couronne norvégienne	0,12519	0,11950	0,12485	0,11885	0,12141	0,12523
Roupie indienne	0,01901	0,01777	0,01823	0,01745	0,01684	0,01867
Zloty polonais	0,22770	0,22119	0,24873	0,21268	0,24483	0,25907
Yen (100)	0,76413	0,74426	0,73081	0,74105	0,71607	0,71994

Note 1.4. Compte de résultat. — Afin de mieux appréhender les particularités de son activité, le Groupe présente un compte de résultat par fonction, faisant ressortir les éléments suivants : les coûts des services rendus (charges nécessaires à la réalisation des projets), les frais commerciaux et les frais généraux et administratifs. Il convient de noter que ces éléments ne comprennent pas la charge résultant de l'étalement de la juste valeur des actions et options de souscription d'actions accordées au personnel.
L'ensemble de ces trois postes représente les charges opérationnelles qui, déduites du chiffre d'affaires, permettent d'obtenir la marge opérationnelle, principal indicateur de performance de l'activité du Groupe.
Les coûts des services rendus, les frais commerciaux, et les frais généraux et administratifs présentés au titre de l'exercice 2004 ont fait l'objet de reclassements aux fins d'une mise en conformité avec les règles de classements retenues pour l'exercice 2005. Afin de fournir une information exhaustive, ces charges opérationnelles sont analysées par nature dans la note 4 « Charges opérationnelles par nature » du présent rapport.
Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels. Ceux-ci comprennent la charge résultant de l'étalement de la juste valeur des actions et options de souscription d'actions attribuées au personnel, ainsi que les charges ou produits non récurrents, comme les provisions pour dépréciations des écarts d'acquisition, les plus ou moins-value sur cession de sociétés consolidées ou d'activités, les charges de restructuration afférentes à des plans approuvés par les organes de direction du Groupe et ayant fait l'objet d'une communication externe.
Le résultat net est alors obtenu en prenant en compte les éléments suivants :
- le coût de l'endettement financier net, qui comprend les intérêts sur dettes financières calculées sur la base du taux d'intérêt effectif, diminuées des produits de trésorerie et d'équivalents de trésorerie ;
- les autres produits et charges financiers, qui comprennent principalement les réévaluations des instruments financiers à leur juste valeur, les plus ou moins values de cession et dépréciations de titres non consolidés, les charges d'intérêts nettes sur régimes de retraite à prestations définies, les gains et pertes de change sur éléments financiers, ainsi que les autres produits et charges financiers sur divers actifs et passifs financiers calculés sur la base de taux d'intérêt effectif ;
- la charge d'impôt courant et différé.
Note 1.5. Résultat par action. – L'information présentée est calculée selon les principes suivants :
- résultat de base par action : le résultat net (part du Groupe) est rapporté au nombre moyen pondéré d'actions ordinaires en circulation au cours de la période après déduction des actions propres détenues au cours de la période. Le nombre moyen d'actions ordinaires en circulation est une moyenne annuelle pondérée ajustée du nombre d'actions ordinaires remboursées ou émises au cours de la période et calculée en fonction de la date d'émission des actions au cours de l'exercice ;
- résultat dilué par action : le résultat net (part du Groupe) ainsi que le nombre moyen pondéré d'actions en circulation, pris en compte pour le calcul du résultat de base par action, sont ajustés des effets de toutes les actions ordinaires potentiellement dilutives : (I) options de souscription d'actions (Note 9.1. « Plans d'options de souscription d'actions et plans d'attribution d'actions »), (II) Obligations Convertibles et/ou Echangeables en Actions Nouvelles ou Existantes et (III) bons d'attribution d'actions (voir Note 26 « Engagements hors bilan »).
Note 1.6. Méthode de reconnaissance du chiffre d'affaires et des coûts sur prestations. – La méthode de reconnaissance du chiffre d'affaires et des coûts est fonction de la nature des prestations :
- Prestations en régie : le chiffre d'affaires et les coûts des prestations en régie sont reconnus au fur et à mesure de la prestation.
- Prestations au forfait : le chiffre d'affaires sur prestations au forfait, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, est reconnu au fur et à mesure de la réalisation de la prestation, selon la méthode « à l'avancement ».
Les coûts liés aux prestations au forfait sont reconnus lorsqu'ils sont encourus.

Par ailleurs, lorsque le prix de revient prévisionnel d'un contrat est supérieur au chiffre d'affaires contractuel, une provision pour perte à terminaison est constatée à hauteur de la différence.
- Prestations d'infogérance : le chiffre d'affaires lié aux prestations d'infogérance est reconnu sur la durée du contrat en fonction du niveau de services rendus. Lorsque ces services consistent en plusieurs prestations non identifiables séparément, le chiffre d'affaires est reconnu linéairement sur la durée du contrat.
Les coûts relatifs aux prestations d'infogérance sont comptabilisés en charge de la période au cours de laquelle ils sont encourus. Toutefois, les coûts engagés dans la phase initiale du contrat (coûts de transition et/ou de transformation) peuvent être différés lorsqu'ils sont spécifiques aux contrats, qu'ils se rapportent à une activité future et/ou génèrent des avantages économiques futurs, et qu'ils sont recouvrables. En cas de remboursement, celui-ci est enregistré en diminution des coûts encourus.
Les prestations relatives à ces contrats figurent au bilan en créances clients ou en factures à émettre, selon qu'elles ont été facturées ou non. Les coûts différés sur les contrats d'infogérance sont classés en travaux en cours.
Les avances et acomptes reçus des clients sont inscrits au passif du bilan dans les « Dettes opérationnelles ».
Note 1.7. Immobilisations incorporelles.
- Ecarts d'acquisition : les écarts d'acquisition représentent l'excédent du coût d'un regroupement d'entreprises sur la part d'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables à la date de prise de participation, généralement concomitante à la date de prise de contrôle. Ces écarts d'acquisition ne sont pas amortis.
Si la part d'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables est supérieure au coût d'acquisition, l'excédent est comptabilisé immédiatement en résultat.
A la date d'acquisition, le coût d'un regroupement d'entreprises est affecté en comptabilisant les actifs, les passifs et les passifs éventuels identifiables de l'entreprise acquise à leur juste valeur à cette date, à l'exception des actifs non courants classés comme détenus en vue de leur vente, qui sont comptabilisés à leur juste valeur diminuée des coûts de leur vente.
- Autres immobilisations incorporelles : les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans.
Les coûts capitalisés des logiciels développés à usage interne sont ceux directement associés à leur production, c'est-à-dire les charges liées aux coûts salariaux des personnels ayant développé ces logiciels et une quote-part directement affectable de frais généraux de production.
Note 1.8. Immobilisations corporelles. – Les immobilisations corporelles sont inscrites à l'actif du bilan à leur coût historique amorti, diminué des pertes de valeur. Elles ne font l'objet d'aucune réévaluation. Les immeubles détenus par le Groupe ont été valorisés selon l'approche par composants.
Les coûts d'emprunt sont exclus du coût des immobilisations.
Les dépenses ultérieures (dépenses de remplacement et dépenses de mise en conformité) sont immobilisées et amorties sur la durée de vie restante de l'immobilisation à laquelle elles se rattachent. Les coûts d'entretien courant et de maintenance sont comptabilisés en charges au moment où ils sont encourus.
L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations. Il est calculé sur la base du prix d'acquisition, sous déduction d'une valeur résiduelle.
Les immobilisations sont amorties selon leur durée de vie attendue, comme suit :
- Constructions : 20 à 40 ans ;
- Agencements et installations : 10 ans ;
- Matériel informatique : 3 à 5 ans ;
- Mobilier et matériel de bureau : 5 à 10 ans ;
- Matériel de transport : 5 ans ;
- Matériels divers : 5 ans.

Les valeurs résiduelles et les durées d'utilité attendues sont revues à chaque clôture.
Les plus ou moins-values de cession résultent de la différence entre le prix de vente et la valeur nette comptable des éléments d'actif cédés.
Note 1.9. Dépréciation des immobilisations incorporelles et corporelles. – La valeur d'utilité des immobilisations incorporelles et corporelles est testée dès lors qu'il existe des indices de perte de valeur à la date d'établissement des comptes, et au moins une fois par an en ce qui concerne les écarts d'acquisition.
Le test de valeur consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie (Unités Génératrices de trésorerie). Ces entités correspondent à des filiales ou des zones géographiques dans lesquelles le Groupe est implanté, dont l'activité continue génère des entrées de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d'autres actifs ou groupes d'actifs. L'évaluation de la valeur recouvrable de chaque UGT, s'appuyant notamment sur la méthode des flux nets futurs de trésorerie actualisés, est effectuée sur la base de paramètres issus du processus budgétaire et prévisionnel, étendus sur un horizon de 5 ans, incluant des taux de croissance et de rentabilité jugés raisonnables. Des taux d'actualisation et de croissance à long terme sur la période au-delà de 5 ans, appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont appliqués à l'ensemble des évaluations des entités générant leur flux propres de trésorerie. Lorsque la valeur recouvrable d'une UGT est inférieure à sa valeur nette comptable, la perte de valeur correspondante est affectée en priorité aux écarts d'acquisition et reconnue en résultat opérationnel dans le compte « Autres charges opérationnelles ».
Note 1.10. Location-financement. – Certaines immobilisations font l'objet de contrats de loyers aux termes desquels le Groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif le plus faible de la juste valeur du bien loué ou de la valeur actualisée des paiements futurs et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée d'utilité pour le Groupe, la dette est amortie sur la durée du contrat de location-financement, et le cas échéant, des impôts différés sont reconnus selon les principes décrits en note 1.12. « Impôts différés ».

Note 1.11. Actions propres. – Les titres de Cap Gemini S.A. détenus par elle-même ou par des entités consolidées sont portés en diminution des capitaux propres consolidés, pour leur coût d'acquisition. Inversement, le résultat de la cession éventuelle des actions propres est imputé directement en capitaux propres pour l'effet net d'impôt. La plus ou moins-value ainsi réalisée n'affecte donc pas le résultat de l'exercice.
Note 1.12. Impôts différés. – Les impôts différés sont constatés dans le compte de résultat et au bilan pour tenir compte du décalage temporel entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs.
Les impôts différés sont comptabilisés selon l'approche bilantielle de la méthode du report variable. Par ailleurs, les impôts différés sont évalués en tenant compte de l'évolution connue des taux d'impôt (et des réglementations fiscales) qui ont été adoptés ou quasi adoptés à la date de clôture. L'effet des éventuelles variations du taux d'imposition sur les impôts différés antérieurement constatés en compte de résultat ou en capitaux propres, est respectivement enregistré en compte de résultat ou en capitaux propres au cours de l'exercice où ces changements de taux deviennent effectifs.
Les impôts différés sont comptabilisés respectivement en compte de résultat ou en capitaux propres au cours de l'exercice, selon qu'ils se rapportent à des éléments eux-mêmes enregistrés en compte de résultat ou en capitaux propres.
Les actifs d'impôts différés sont comptabilisés dès lors qu'il est probable que des bénéfices imposables seront réalisés, permettant à l'actif d'impôt différé d'être utilisé. La valeur comptable des actifs d'impôts différés est revue à chaque clôture, de sorte que celle-ci sera réduite dans la mesure où il n'est plus probable qu'un bénéfice imposable suffisant sera disponible pour permettre d'utiliser l'avantage de tout ou partie de ces actifs d'impôts différés. Inversement, une telle réduction sera reprise dans la mesure où il devient probable que des bénéfices imposables suffisants seront disponibles.
Les actifs et passifs d'impôt différés sont compensés si, et seulement si les filiales ont un droit juridiquement exécutoire de compenser les actifs et passifs d'impôt exigible et lorsque ceux-ci concernent des impôts sur le résultat prélevés par la même autorité fiscale et simultanément.
Les actifs et passifs d'impôts différés ne font pas l'objet d'une actualisation.

Note 1.13. Instruments financiers. – Les instruments financiers sont constitués :
- des actifs financiers qui comprennent pour l'essentiel les immobilisations financières, les créances non courantes, les créances opérationnelles, les créances diverses, et les placements à court terme ;
- des passifs financiers qui comprennent les dettes financières à long terme, les autres dettes non courantes, les dettes financières à court terme et découverts bancaires, les dettes opérationnelles et les dettes diverses.
Les instruments financiers (actifs et passifs) entrent au bilan à leur juste valeur initiale.
L'évaluation ultérieure des actifs et passifs financiers correspond, en fonction de leur classification, soit à la juste valeur, soit au coût amorti. Les actifs financiers évalués au coût amorti font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices de perte de valeur, et au minimum à chaque arrêté comptable. La perte de valeur est enregistrée en compte de résultat.
Le coût amorti correspond à la valeur comptable initiale (nette des coûts de transaction), plus/moins les intérêts calculés sur la base du taux d'intérêt effectif, moins les sorties de trésorerie (coupons et remboursements de principal). Les intérêts courus (produits et charges) ne sont pas enregistrés au taux facial de l'instrument financier, mais sur la base du taux effectif de l'instrument (taux actuariel qui inclut les frais, commissions et prime de remboursement).
Les instruments financiers actifs et passifs sont décomptabilisés dès lors que les risques et avantages liés sont cédés et que le Groupe a cessé d'exercer un contrôle sur ces instruments.
Note 1.13.1. Évaluation et comptabilisation des actifs financiers.
- Immobilisations financières et autres créances non courantes : les immobilisations financières comprennent principalement les titres de sociétés non consolidées.
Le Groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliances avec les sociétés concernées. Les titres de participation dans les sociétés non consolidées sont analysés comme disponibles à la vente et sont donc comptabilisés à leur juste valeur. Pour les titres cotés, cette juste valeur correspond au cours de bourse. Si la juste valeur n'est pas déterminable de façon fiable, les titres sont comptabilisés à leur coût. L'appréciation ou la dépréciation générée par la variation de la juste valeur des titres non consolidés est comptabilisée comme suit :
- l'appréciation de la juste valeur des actifs au-delà de leur valeur d'entrée au bilan est comptabilisée en contrepartie des capitaux propres ;
- en revanche, la dépréciation des actifs, en cas d'indication objective de diminution de la juste valeur (notamment baisse significative et durable de la valeur de l'actif), est comptabilisée en résultat ;
- enfin, dans le cas où un produit correspondant à l'appréciation de la juste valeur a été comptabilisé antérieurement en capitaux propres, et s'il existe une indication objective de dépréciation de l'actif ou, en cas de cession des titres, alors la dépréciation ou la sortie des titres doit être comptabilisée en résultat et, le cas échéant, compensée par une reprise totale ou partielle du montant constaté en capitaux propres.
Les immobilisations financières comprennent également les prêts [U+x0093]aides à la construction[U+x0094], les dépôts et cautionnement et les autres prêts à long terme.
Les autres créances non courantes comprennent pour l'essentiel les créances résultant de l'option de report en arrière de déficits fiscaux détenues sur le trésor public, les créances dont la réalisation est au-delà du cycle normal opérationnel de l'activité dans laquelle elles sont nées et les instruments dérivés non courants.
Les immobilisations financières et les autres créances non courantes sont comptabilisées au coût amorti, à l'exception :
- des titres de sociétés non consolidées ;
- des instruments dérivés non courants, comptabilisés à leur juste valeur (Cf. ci-après).
- Créances opérationnelles : les créances opérationnelles comprennent principalement les créances clients qui correspondent à la juste valeur de la contrepartie à recevoir. En cas de différé de paiement au-delà des délais accordés habituellement par le Groupe et dont l'effet est significatif sur la détermination de la juste valeur, les paiements futurs font l'objet d'une actualisation.
- Placements à court terme : les placements à court terme sont reconnus au bilan à leur juste valeur à la date d'établissement des comptes. Dans le cas de titres cotés, cette valeur est calculée sur la base des cours de Bourse à la date d'établissement des comptes. L'effet des variations de juste valeur est enregistré en produits de trésorerie et d'équivalents de trésorerie au compte de résultat. Les placements à court terme sont essentiellement constitués de parts d'OPCVM de trésorerie et de titres de créances négociables, qui sont mobilisables ou cessibles à très court terme et ne présentent pas de risque significatif de perte de valeur en cas d'évolution des taux d'intérêt.
- Instruments dérivés : les instruments dérivés sont initialement évalués à leur juste valeur. A l'exception des cas de couverture décrits ci-après, les variations de juste valeur des instruments dérivés, estimées sur la base des cours de marchés ou de valeurs données par les banques, sont reconnues en compte de résultat à la date d'établissement des comptes.
Les instruments dérivés peuvent être désignés comptablement comme des instruments de couverture dans une opération de couverture de juste valeur ou de flux futurs de trésorerie, conformément aux critères définis dans la norme IAS 39 « Instruments financiers : comptabilisation et évaluation ».
La comptabilité de couverture est alors appliquée :
- pour les couvertures de juste valeur d'instruments financiers reconnus au bilan, l'incidence en compte de résultat de la variation de la juste valeur des éléments couverts est compensée par les variations symétriques de juste valeur des instruments de couverture, à raison de leur efficacité,
- pour les couvertures de flux futurs de trésorerie, les variations de juste valeur du dérivé sont décomposées entre (i) la part efficace, enregistrée en capitaux propres et transférée au compte de résultat quand l'élément couvert impacte lui-même le résultat, (ii) la part inefficace, immédiatement comptabilisée en résultat.
L'efficacité de la couverture est démontrée par des tests d'efficacité prospectifs et rétrospectifs (à chaque date d'arrêté). Ils visent à valider la qualification comptable de couverture, en démontrant que la relation de couverture est efficace (la fourchette 80-125 % donnée par la norme pour les tests rétrospectifs est également retenue pour les tests prospectifs).
Note 1.13.2. Évaluation et comptabilisation des passifs financiers.
- Dettes financières à long terme : les dettes financières non courantes comprennent essentiellement les emprunts auprès des établissements de crédit, les emprunts obligataires, ainsi que les dettes résultant de la reconnaissance à l'actif de la valeur des biens pris en location-financement.
Les emprunts auprès des établissements de crédit, ainsi que les emprunts obligataires sont évalués à la date de souscription à leur juste valeur, puis comptabilisés jusqu'à leur échéance selon la méthode du coût amorti.
A la date de souscription de l'emprunt, la juste valeur correspond à la valeur des flux de décaissements futurs actualisés au taux de marché. En outre, les frais et les éventuelles primes d'émission sont imputés sur la juste valeur de l'emprunt.
En ce qui concerne les emprunts obligataires convertibles, la différence entre la valeur nominale de l'emprunt et la juste valeur de sa composante dette telle que calculée ci-dessus est inscrite en capitaux propres.
A chaque période suivante, la charge d'intérêt comptabilisée en compte de résultat correspond à la charge d'intérêt théorique calculée par application du taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux d'intérêt effectif est calculé lors de la souscription de l'emprunt et correspond au taux permettant de ramener les flux de décaissements futurs au montant initial de la juste valeur de sa composante dette.
La différence entre la charge d'intérêt telle que calculée ci-dessus et le montant nominal des intérêts est inscrite en résultat, en contrepartie de la dette au passif du bilan.
- Autres passifs financiers : à l'exception des instruments dérivés, les autres passifs financiers sont évalués au coût amorti calculé selon les principes décrits ci-dessus.
Les instruments dérivés sont évalués à leur juste valeur selon les principes décrits ci-dessus (Cf. a) Évaluation et comptabilisation des actifs financiers).
Note 1.14. Trésorerie nette. – La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.
La trésorerie comprend les placements à court terme, le disponible en banque diminué des découverts bancaires, et les instruments dérivés lorsqu'ils se rapportent à des éléments sous-jacents inclus dans la trésorerie nette.

Note 1.15. Prestations de retraite. – Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du Groupe auprès d'organismes habilités à gérer de tels fonds de retraite. Les obligations du Groupe se limitent au paiement de ces cotisations qui sont donc enregistrées en compte de résultat dès qu'elles sont encourues.
Les régimes à prestations définies sont :
- soit directement supportés par le Groupe, qui à ce titre, provisionne les coûts des prestations de retraite à servir, évalués à la valeur actuelle des paiements futurs estimés, en retenant des paramètres internes et externes revus régulièrement.
- soit supportés au travers d'un fonds de pension auquel le Groupe contribue selon les règles et législations sociales propres à chaque pays d'implantation.
Les engagements de retraite dans le cadre de ces régimes sont le plus généralement évalués par des actuaires indépendants, suivant la méthode des unités de crédits projetés. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations, et chacune de ces unités est évaluée séparément pour obtenir l'obligation finale du Groupe.
Les engagements de retraite ainsi calculés font l'objet d'une actualisation au taux de rendement des obligations d'entreprises de première catégorie libellées dans la monnaie de paiement de la prestation et dont la durée avoisine la durée moyenne estimée de l'obligation de retraite concernée.
Pour les régimes de retraites dont les engagements sont couverts par des actifs, seul le déficit de couverture est provisionné.
Les coûts des services rendus au cours de l'exercice ainsi que les coûts des services passés correspondant à l'accroissement de l'obligation sont constatés en charges opérationnelles, respectivement sur l'exercice et sur la durée résiduelle d'acquisition des droits.
La variation sur l'exercice de l'actualisation des engagements de retraites ainsi que celle du rendement attendu des actifs sont comptabilisées dans les autres produits et charges du résultat financier.
Les gains et pertes actuariels sont générés par des changements d'hypothèses actuarielles ou des écarts d'expérience (i.e. écarts entre la projection actuarielle et la réalité à la date d'établissement des comptes) sur les engagements ou sur les actifs financiers du régime. Ces écarts sont reconnus en résultat opérationnel suivant la méthode du corridor : ils sont étalés sur la durée résiduelle moyenne de vie active des bénéficiaires, pour la part excédant le plus grand de 10 % des engagements ou de 10 % de la juste valeur des actifs du régime à la date de clôture.

Note 1.16. Options de souscriptions d'actions accordées au personnel. – Des options de souscriptions d'actions peuvent être accordées à un certain nombre de salariés du Groupe. Elles donnent droit de souscrire à des actions Capgemini pendant un délai de cinq ou six ans à un prix d'exercice fixe déterminé lors de leur attribution.
Les options font l'objet d'une évaluation correspondant à la juste valeur de l'avantage accordé au salarié à la date d'octroi. Elle est reconnue en « Autres charges opérationnelles » au compte de résultat, linéairement sur la période d'acquisition des droits de l'option, en contrepartie des capitaux propres.
La juste valeur de l'option est déterminée par application du modèle de « Black and Scholes », dont les paramètres incluent notamment le prix d'exercice des options, leur durée de vie, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, et le taux d'intérêt sans risque. La charge comptabilisée tient également compte des hypothèses de rotation de l'effectif bénéficiant de l'attribution d'options.
En application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2005, sont évalués et comptabilisés en « Autres charges opérationnelles ». Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.
Note 1.17. Provisions. – Une provision est reconnue au bilan lorsqu'une obligation légale ou implicite, née avant la date de clôture des comptes, risque d'entraîner une sortie de ressources représentatives d'avantage économiques pour y faire face, mesurable de manière fiable. Les provisions sont actualisées lorsque l'effet de la valeur temps de l'argent est significatif.
Note 1.18. Tableau des flux de trésorerie consolidés. – Le tableau des flux de trésorerie consolidés analyse les flux opérationnels, d'investissement et de financement.
Note 1.19. Information sectorielle. – Pour ses besoins de gestion, le Groupe suit son activité selon trois axes : la géographie, le métier et le secteur d'activité de ses clients. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance.
L'information sectorielle de premier niveau correspond aux zones géographiques dans lesquelles le Groupe est implanté. L'information sectorielle de second niveau correspond aux métiers du Groupe.
Les coûts liés aux activités opérationnelles et encourus au niveau du Groupe pour le compte des secteurs géographiques et des métiers sont affectés soit directement, soit sur une base raisonnable.
Les éléments non affectés correspondent aux frais de siège.
Les prix de transfert inter-segments sont déterminés aux prix de marché.
Note 1.20. Gains et pertes de change sur transactions intra-groupe. – L'incorporation des états financiers d'une entité étrangère dans les états financiers consolidés du Groupe suit les procédures de consolidation normales, telles que l'élimination des soldes et transactions intra-groupe. Toutefois, un écart de change qui apparaît sur un élément monétaire intra-groupe, à long terme ou à court terme, ne peut être éliminé avec un montant correspondant provenant d'autres soldes intra-groupe car l'élément monétaire représente un engagement de convertir une monnaie en une autre et expose l'entreprise présentant les états financiers à un profit ou une perte du fait des fluctuations monétaires. En conséquence, dans les états financiers consolidés, un tel écart de change est comptabilisé en produits ou en charges de l'exercice, ou classé en capitaux propres si le sous-jacent fait partie intégrante de l'investissement net du Groupe dans les entités étrangères.
Note 1.21. Actifs non courants détenus en vue de la vente et activités abandonnées. – Les actifs non courants et les activités abandonnées sont classés comme actifs (et passifs en cas d'activités abandonnées) destinés à être cédés séparément des autres actifs et passifs dès lors que la valeur comptable sera recouvrée principalement par le biais d'une transaction de vente plutôt que part leur utilisation continue.
Les actifs non courants et les activités abandonnées destinés à être cédés sont évalués au montant le plus bas entre leur valeur comptable et leur juste valeur diminuée des coûts de leur vente.

Note 2. – Evolution du périmètre.

Note 2.1. Exercice 2004. – Les principaux mouvements de périmètre survenus en 2004 sont les suivants :
- Au 23 avril 2004, au terme de la réouverture de l'Offre Publique Alternative d'Echange et de l'Offre Publique de Retrait suivie d'un Retrait Obligatoire, le pourcentage de participation du Groupe dans la société Transiciel s'élève à 100 %.
- En Suisse, dans le cadre d'un contrat d'infogérance, Capgemini Schweiz AG a repris la société Logimatik le 1er janvier 2004, filiale de services informatiques du groupe Georg Fischer. Au 31 décembre 2004, la société Logimatik est détenue à 100 % et intégrée globalement.
- En Allemagne, dans le cadre d'un contrat d'infogérance, le Groupe a repris au 1er mars 2004 les filiales de services informatiques du groupe Drägerwerk AG. Au 31 décembre 2004, le Groupe intègre globalement ces sociétés détenues à 100 %.
- Aux États-Unis, le Groupe a créé la société Capgemini Energy LP dans le cadre d'un contrat de services de dix ans prenant effet au 1er juillet 2004, avec la société américaine d'électricité TXU Energy Company LLC. Au 31 décembre 2004, le Groupe intègre globalement la société Capgemini Energy LP détenue à 97,1 %.
- En décembre 2004, le Groupe a vendu ses activités de maintenance d'infrastructure en Suède et en Norvège au groupe EDB.
Note 2.2. Exercice 2005. – Les principaux mouvements de périmètre survenus en 2005 sont les suivants :
- En 2004, une réorganisation des opérations en France a conduit à créer sept nouvelles entités (Capgemini Consulting, Capgemini Finance et Services, Capgemini Industrie et Distribution, Capgemini Est, Capgemini Ouest, Capgemini Sud, Capgemini Outsourcing Services), les apports partiels successifs ayant eu lieu début 2005.

D'autre part, la société Capgemini OS Electric, anciennement Cap Sogeti France S.A.S., a été utilisée dans le cadre du contrat Schneider. La société est détenue par le Groupe à 100 % et consolidée par intégration globale.
- En janvier 2005, les activités du pôle Sogeti/Transiciel (dorénavant dénommé Sogeti) ont fait l'objet d'une réorganisation, conduisant pour l'essentiel à la création de nouvelles sociétés, à la suite d'opérations de fusions et d'apports partiels d'actifs.
- Le Groupe a cédé, en janvier 2005, sa participation de 25,22 % dans la société IS Energy pour un montant de 21 millions d'euros, à la suite de l'exercice, à fin 2004, par la société E.ON de l'option d'achat qu'elle détenait sur ces titres.
- Le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour un montant de 143 millions d'euros.
- Le 12 août 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95 % de sa participation dans la société Capgemini Japan K.K., pour un montant de 30 millions d'euros.
- Le 22 décembre 2005, le Groupe a échangé en actions préférentielles la moitié des actions ordinaires qu'il détenait dans la société Working Links (Employment) Limited, au Royaume-Uni, soit 16,5 %. Cette société qui était consolidée selon la méthode de l'intégration proportionnelle est désormais inscrite en titres de sociétés non consolidées.

Note 3. – Chiffre d'affaires.

La ventilation du chiffre d'affaires par zone géographique est la suivante :

(En millions d'euros)	2004		2005	
	Montant	%	Montant	%
Royaume-Uni et Irlande	1 288	20	1 738	25
Pays nordiques	391	6	415	6
Benelux	857	14	956	14
Allemagne et Europe Centrale	477	8	443	6
France	1 479	24	1 666	24
Europe du Sud	299	5	310	4
Asie pacifique	93	1	73	1
Total	6 235	100	6 954	100

La croissance du chiffre d'affaires de l'exercice 2005 par rapport au chiffre d'affaires de l'exercice 2004 est de 11,5 % et de 15,0 % à taux et périmètre constant.

Note 4. – Charges opérationnelles par nature.

L'analyse des charges par nature est la suivante :

(En millions d'euros)	2004	2005
Charges de personnel	4 001	4 175
Frais de déplacements	309	309
	4 310	4 484
Achats et sous-traitance	1 437	1 808
Loyers et taxes locales	282	240
Dotations aux amortissements et provisions	230	197
Total	6 259	6 729

Il convient de noter que le résultat opérationnel comprend une perte de change de 6 millions d'euros en 2004 et un gain de change de 0,3 million d'euros en 2005.
Les charges de personnel s'analysent de la manière suivante :

(En millions d'euros)	2004	2005
Traitements et salaires	3 171	3 283
Charges sociales	747	803
Charges de retraite – régimes à prestations définies (1)	83	86
Autres avantages postérieurs à l'emploi		3
Total	4 001	4 175

(1) Cf. note 20 « Provisions pour retraites et engagements assimilés ».

Note 5. – Autres produits et charges opérationnels.

Note 5.1. Autres produits opérationnels :

(En millions d'euros)	2004	2005
Plus values de cession de sociétés consolidées ou d'activité	6	166
Autres produits		9
Autres produits opérationnels	6	175

Les autres produits opérationnels recouvrent principalement :
- des plus values de cession de sociétés consolidées ou d'activité :
- en décembre 2004, le Groupe a vendu ses activités de maintenance d'infrastructure en Suède et en Norvège au groupe EDB pour une valeur de 18 millions d'euros, dégageant une plus-value de 6 millions d'euros ;
- le Groupe a cédé, en janvier 2005, sa participation de 25,22 % dans la société IS Energy, en Allemagne, pour un montant de 21 millions d'euros à la suite de l'exercice, à fin 2004, par la société E.ON, de l'option d'achat qu'elle détenait sur ces titres, dégageant une plus-value de 15 millions d'euros ;
- le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour une valeur de 143 millions d'euros, dégageant une plus-value de 123 millions d'euros ;
- le Groupe a cédé, en août 2005, 95 % de sa participation dans sa filiale Capgemini Japan K.K. au groupe japonais NTT Data Corporation pour un montant de 30 millions d'euros, donnant lieu à une plus-value de 28 millions d'euros.
- Des autres produits :
- en avril 2005, le Groupe a cédé son contrat de location-financement sur le bien immobilier situé à Béhoust, qui abritait l'Université du Groupe jusqu'à l'ouverture en 2003 de la nouvelle université du site Les Fontaines, situé à Gouvieux. Un gain net de 5 millions d'euros a été dégagé.

Note 5.2. Autres charges opérationnelles :

(En millions d'euros)	2004	2005
Coûts de restructuration	- 240	- 164
Dépréciation des écarts d'acquisition	- 19	- 6
Charges liées aux attributions d'actions et d'options de souscription d'actions	- 4	- 12
Autres charges		- 4
Autres charges opérationnelles	- 263	- 186

Les autres charges opérationnelles recouvrent pour l'essentiel :
- En 2004 :
- Des coûts de restructuration :

153 millions d'euros de coûts directement liés aux réductions d'effectifs (2 335 collaborateurs), principalement en France, au Benelux, au Royaume-Uni, en Allemagne et Europe Centrale, et en Italie.

87 millions d'euros d'autres charges liées principalement aux mesures de rationalisation du parc immobilier. Ces charges concernent l'Amérique du Nord, le Royaume-Uni, les Pays Nordiques, la France, le Benelux et l'Allemagne et l'Europe Centrale.
- Des dépréciations des écarts d'acquisition :

En 2004, un écart d'acquisition résiduel en Italie a été déprécié pour 7 millions d'euros. Une dépréciation a par ailleurs été reconnue sur des écarts d'acquisition au Benelux (8 millions d'euros), au Royaume-Uni (2 millions d'euros) et en Europe Centrale (2 millions d'euros).
- En 2005 :
- Des coûts de restructuration :

83 millions d'euros de coûts directement liés aux réductions d'effectifs, principalement en Amérique du Nord (31 millions d'euros), en France (12 millions d'euros), dans les Pays Nordiques (9 millions d'euros), au Benelux (8 millions d'euros), au Royaume-Uni (6 millions d'euros) et en Italie (2 millions d'euros) ;

66 millions d'euros d'autres charges, entièrement liées aux mesures de rationalisation du parc immobilier, principalement en Amérique du Nord (56 millions d'euros), en France (3 millions d'euros) et au Royaume-Uni (2,5 millions d'euros) ;

15 millions d'euros relatifs à un amortissement accéléré de logiciel en Amérique du Nord.
- Des charges liées aux attributions d'actions et d'options de souscription d'actions :
- Ces charges sont déterminées selon les modalités décrites en note 9.1. « Plan d'options de souscription d'actions et plans d'attribution d'actions ».
- Des dépréciations des écarts d'acquisition :
- En 2005, un écart d'acquisition résiduel aux Pays-Bas a été déprécié pour 4 millions d'euros. Une dépréciation a par ailleurs été reconnue sur un écart d'acquisition au Royaume-Uni pour 2 millions d'euros.

Note 6. – Coût de l'endettement financier.

L'analyse du coût de l'endettement financier est la suivante :

(En millions d'euros)	2004	2005
Coût de l'endettement financier brut	- 46	- 57
Produits de trésorerie et d'équivalents de trésorerie	18	33
Coût de l'endettement financier net	- 28	- 24

- Coût de l'endettement financier brut : le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	2004	2005
Charges d'intérêt des emprunts obligataires convertibles	- 20	- 30

Autres charges d'intérêt	- 26	- 27
Total	- 46	- 57

L'évolution entre 2004 et 2005 du coût de l'endettement financier brut s'explique à hauteur de 10 millions d'euros par les charges d'intérêt relatives à l'Océane 2005 émise le 16 juin 2005 (Cf. Note 18 « Trésorerie nette »).
Les autres charges d'intérêt se composent principalement :
- des charges d'intérêt notionnelles de 11 millions d'euros liées aux contrats de location-financement (principalement au Royaume-Uni, aux Pays-bas et au Canada),
- des charges d'intérêt notionnelles de 4 millions d'euros liées aux dettes financières reconnues en contrepartie de la réintégration au bilan des créances de carry-back cédées en 2003 et en 2004, dont la comptabilisation au coût amorti génère un produit du même montant en résultat opérationnel (voir note 31.IV.5 « Impôts »),
- des charges d'intérêt notionnelles de 5 millions d'euros liées à la reconnaissance en dette financière de la valeur actuelle de l'option de vente dont bénéficie le groupe TXU (voir Note 31.IV.9 « Option de vente sur intérêts minoritaires »).
- Produits de trésorerie et d'équivalents de trésorerie : ils comprennent pour l'essentiel la rémunération des placements financiers.

Note 7. – Autres produits et charges financiers.

Les autres produits et charges financiers comprennent :

(En millions d'euros)	2004	2005
Réévaluation des instruments financiers à leur juste valeur	3	2
Plus value de cession de titres non consolidés	18	3
Gains de change	2	2
Divers	4	2
Total autres produits financiers	27	9
Réévaluation des instruments financiers à leur juste valeur	- 3	- 2
Dépréciation de titres non consolidés		- 3
Charge d'intérêt nette sur régimes de retraite à prestations définies	- 9	- 8
Charges liées à la comptabilisation de passifs financiers selon la méthode du coût amorti (1)	- 5	- 4
Pertes de change	- 4	- 2
Divers	- 5	- 4
Total autres charges financières	- 26	- 23
Total autres produits et charges financiers	1	- 14

(1) Concerne les passifs financiers ne constituant pas de la trésorerie nette (Cf. Note 1.14. « Trésorerie nette »).

La variation des autres produits et charges financiers nets entre 2004 et 2005 résulte principalement de l'impact, en 2004, de la plus value de 18 millions d'euros dégagée lors de la cession pour 70 millions d'euros de la participation non consolidée détenue par le Groupe dans la société Vertex.

Note 8. – Impôts.

La charge d'impôt s'analyse comme suit :

(En millions d'euros)	2004	2005
Impôts courants	11	- 34
Impôts différés	- 237	- 1
Total	- 226	- 35

La charge d'impôts courants de l'exercice 2005 recouvre principalement :
- des impôts sur résultats bénéficiaires pour un total de 21 millions d'euros notamment aux Pays-Bas, en Allemagne et Europe Centrale, et en Inde.
- des impôts forfaitaires pour 11 millions d'euros supportés essentiellement en Amérique du Nord et en Italie.
La charge d'impôts différés de l'exercice 2005 comprend essentiellement :
- l'imputation de résultats fiscaux bénéficiaires sur déficits fiscaux reportables ayant donné lieu à reconnaissance d'un actif d'impôt au cours d'exercices antérieurs pour 38 millions d'euros (essentiellement en France pour 33 millions d'euros) ;
- la reconnaissance d'impôts différés actifs nets sur différences temporelles pour 4 millions d'euros principalement au Canada ;
- la réévaluation des impôts différés actifs reconnus en France suite à la réorganisation des activités nord-américaines pour un montant de 36 millions d'euros (Cf. Note 13 « Impôts différés »).
En 2005, le taux effectif moyen d'impôt sur les résultats ressort à 19,9 % du résultat avant impôt. Le taux effectif varie d'année en année selon la provenance des résultats, le Groupe exerçant ses activités dans des pays à fiscalités différentes. Par ailleurs, ce taux effectif est fortement impacté par les variations affectant les impôts différés actifs reconnus sur les déficits fiscaux reportables dont le Groupe dispose.
Le rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En millions d'euros)	2004	2005

Taux d'imposition en France (%)	35,4	34,9
(Charge)/Produit d'impôts théorique	109	- 61
Eléments de rapprochement avec le taux effectif :		
Impôts différés actifs non reconnus ou dépréciés sur déficits reportables et différences temporelles	- 117	- 16
Effet lié à la réévaluation de l'impôt différé nord américain lié à l'acquisition d'Ernst et Young	- 226	
Effet lié à la réévaluation de l'impôt différé généré en France par la réorganisation des activités nord américaines	36	36
Reconnaissance d'impôts différés actifs sur déficits reportables antérieurement dépréciés		10
Résultats imputés sur déficits reportables antérieurement dépréciés		4
Différences de taux d'imposition entre pays	3	1
Différences permanentes et autres éléments	- 31	- 9
(Charge)/Produit d'impôts réel	- 226	- 35
Taux effectif d'impôt (%)	- 73,4	19,9

En 2005, le taux effectif d'impôt résulte principalement de :
- la non-reconnaissance d'impôts différés actifs pour un montant de 11 millions d'euros principalement en Amérique du Nord, en Europe Centrale, en Italie et en Asie Pacifique et de la dépréciation d'impôts différés actifs en France (5 millions d'euros) résultant de l'intégration du groupe Transiciel et de la réorganisation des activités d'assistance technique de proximité ;
- l'effet de la réévaluation, selon les paramètres présentés en note 13 « Impôts différés », de l'impôt différé actif reconnu en France pour un montant de 36 millions d'euros ;
- la reconnaissance d'impôts différés actifs sur déficits reportables nés antérieurement au 1er janvier 2005 concernant l'Allemagne (7 millions d'euros) et la Norvège (3 millions d'euros) ;
- l'imputation de déficits fiscaux reportables non reconnus sur des résultats fiscaux bénéficiaires de l'exercice en cours (pour un montant de 4 millions d'euros), essentiellement au Royaume-Uni ;
- différences permanentes et autres éléments, qui comprennent en 2005 :
- des impôts forfaitaires pour 11 millions d'euros supportés essentiellement en Amérique du Nord et en Italie (7 millions d'euros) ;
- des différences permanentes et autres éléments pour 2 millions d'euros essentiellement en Europe Centrale et en France.

Il convient de noter que les impôts différés passifs relatifs à la composante « capitaux propres » de l'Océane 2005 émise le 16 juin 2005, déterminée selon les modalités indiquées dans le renvoi (5) au pied du tableau de variation des capitaux propres, ont été comptabilisés en contrepartie des capitaux propres. Par ailleurs, les impôts différés actifs relatifs à l'acquisition de l'option d'achat d'actions visant à neutraliser les effets dilutifs de l'Océane 2003 émise le 24 juin 2003, ont été également comptabilisés en contrepartie des capitaux propres (Cf. renvoi (6) au pied du tableau de variation des capitaux propres).

Note 9. – Capitaux propres.

Note 9.1. Plans d'options de souscription d'actions et plans d'attribution d'actions. – L'Assemblée Générale des actionnaires a autorisé le 24 mai 1996, le 23 mai 2000 et le 12 mai 2005 le Conseil d'Administration ou le Directoire, à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai respectif de cinq ans pour les plans des 24 mai 1996 et 23 mai 2000 et de 38 mois pour le plan du 12 mai 2005, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau ci dessous :

	Plan 1996	**Plan 2000**		**Plan 2005**	**Total**
Date de l'assemblée	24 mai 1996		23 mai 2000	12 mai 2005	
Nombre total d'options pouvant être consenties	6 000 000		12 000 000	6 000 000	
Date des premières attributions au titre de ce plan	1er juillet 1996	1er septembre 2000	1er octobre 2001	1er octobre 2005	
Délai d'exercice des options à compter de leur date d'attribution (sur la base de tranches progressives)	6 ans	6 ans	5 ans	5 ans	
Prix de souscription en % de la moyenne des vingt séances de bourses précédant l'octroi	80 %	80 %	100 %	100 %	
Prix de souscription (par action et en euros) des différentes attributions en vigueur :					
Plus bas	144,00	139,00	21,00	30,00	
Plus haut	161,00	161,00	60,00	30,00	
Nombre d'actions au 31 décembre 2004 pouvant être souscrites sur des options précédemment consenties et non encore exercées	1 411 950	10 877 200			12 289 150
Nombre de nouvelles options consenties au cours de l'exercice	Plan terminé	1 623 000		1 915 500	3 538 500

Nombre d'options forcloses ou annulées au cours de l'exercice	852 950	1 674 100			2 527 050
Nombre d'options levées au 31 décembre 2005		(1) 198 800			198 800
Nombre d'actions au 31 décembre 2005 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(2) 559 000	(3) 10 627 300		(4) 1 915 500	13 101 800
Durée de vie moyenne pondérée résiduelle (en années)	0,65	2,57		4,75	

(1) Au 31 décembre 2005, 170 000 options de souscription d'actions ont été levées, au titre de l'attribution faite à 24 euros et 28 800 options de souscription levées au titre de l'attribution faite à 21 euros.
(2) Soit 293 000 actions au prix de 161 euros et 266 000 actions au prix de 144 euros.
(3) Soit 776 100 actions au prix de 161 euros et 524 500 actions au prix de 139 euros, 1 770 500 actions au prix de 60 euros, 1 447 600 actions au prix de 24 euros, 1 020 000 actions au prix de 40 euros, 371 000 au prix de 31 euros, 3 255 600 au prix de 21 euros et 1 462 000 au prix de 27 euros.
(4) Soit 1 915 500 actions au prix de 30 euros.

Le Groupe n'est tenu par aucune obligation contractuelle ou implicite de racheter ou de régler les options en numéraire.
Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou au droits de vote de la Société, les titulaires d'options de souscription pourront – s'ils le souhaitent – lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée (s) partielle (s) déjà effectuée (s)).

- Juste valeur des options accordées et incidence sur les états financiers : en application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2005, sont évalués à leur juste valeur et comptabilisés en autres charges opérationnelles. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Synthèse	Plan n° 5 d'une durée de 5 ans				Plan n° 6 d'une durée de 38 mois
Dates des attributions concernées par les retraitements IFRS 2	1er octobre 2003	1er avril 2004	1er octobre 2004	1er avril 2005	1er octobre 2005
Nombres d'actions attribuées à l'origine :	1 406 000	566 000	3 634 500	1 623 000	1 915 500
Prix de souscription (par action et en euros) des différentes attributions en vigueur :	40	31	21	27	30
Prix de l'action à la date d'attribution :	35,88	31,19	19,09	27,06	32,59
Nombre d'actions souscrites au 31 décembre 2005 :			28 800		
Principales conditions de marché à la date d'attribution :					
Volatilité	37-38 %	38,1-38,8 %	37,5-38,5 %	32,4-33,8 %	27,4-29,4 %
Durée de vie moyenne d'exercice de l'option (années)	3,5-4,25	3,5-4,25	3-4,25	3-4,25	3-4,25
Taux d'intérêt sans risque	2,7-3,1 %	2,8-3 %	3-3,3 %	2,2-2,9 %	2,3-2,7 %
Taux de dividendes attendu	1 %	1 %	1 %	1 %	1 %
Conditions hors marché :					
Présence effective à la date d'exercice	oui	oui	oui	oui	oui
Autres	non	oui (1)	non	non	non
Modèle de valorisation utilisé pour déterminer la juste valeur des options					Modèle Black & Scholes
Fourchette des justes valeurs en euros	8,7-10,3	9,2-10,3	4,5-5,7	6,2-7,8	7,6-9,4
Nombre d'actions au 31 décembre 2005 pouvant être souscrites sur des options précédemment consenties et non encore exercées :	1 020 000	371 000	3 255 600	1 462 000	1 915 500

(1) Certaines personnes de la société Transiciel ont reçu des options de souscription d'actions soumises à des conditions d'exercice, fonction du pourcentage de réalisation par l'ensemble Sogeti-Transiciel d'un objectif de « résultat opérationnel brut ajusté », dont les détails sont présentés dans la note d'information ayant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003.

En fonction des paramètres de calcul utilisés dans la détermination de la juste valeur selon la méthode de « Black & Scholes » (Cf. note 1.16. « Options de souscriptions d'actions accordées au personnel »), le montant global restant à amortir entre 2006 et 2010 au titre des cinq attributions rentrant dans le champ d'application de la norme IFRS 2 s'élève à 20,3 millions d'euros. Sur l'exercice, la charge reconnue en autres charges opérationnelles s'élève à 10,5 millions d'euros.
- Accords signés lors de l'acquisition de l'activité conseil d'Ernst & Young (mai 2000) : ces accords prévoyaient un dispositif de rétention sur une période maximum de cinq ans du personnel-clé de l'activité conseil d'Ernst & Young ayant rejoint le Groupe. Ce dispositif était fondé sur l'acquisition progressive de la propriété des actions attribuées aux apporteurs des activités conseil d'Ernst & Young et pouvait conduire, en cas de départ du Groupe, à la restitution par la personne concernée d'une partie des actions lui ayant été attribuées en mai 2000. Les accords prévoyaient par ailleurs qu'une partie des actions ainsi restituées revenait de droit à Cap Gemini S.A. (ces actions faisant alors l'objet soit d'une annulation soit d'une vente), le solde des

actions ainsi restituées étant retenu dans les entités locales auxquelles les salariés ayant quitté le Groupe étaient rattachés dans le cadre du dispositif de rétention (trusts et comptes bancaires) en vue de leur réattribution ultérieure à d'autres salariés du pays concerné. A noter que certaines actions ayant été cédées, conformément aux dispositions des accords, préalablement à l'acquisition définitive de leur propriété par les bénéficiaires concernés ayant ultérieurement quitté le Groupe, ces entités se sont également vu restituer des liquidités (correspondant donc au produit de cession d'actions restituées) qui pouvaient, le cas échéant, être attribuées aux salariés du pays concerné sous forme de rémunération exceptionnelle.
Les réattributions d'actions Capgemini dans le cadre de ce dispositif font l'objet de règles d'acquisition progressive de la propriété des dites actions selon un calendrier similaire à celui applicable aux options de souscription d'actions accordées par Cap Gemini S.A.
En 2005, ces entités ont attribué 117 987 actions Capgemini à leurs salariés respectifs (principalement nord-américains). Compte tenu des règles d'acquisition et des réattributions qui ont eu lieu depuis le 7 novembre 2002, soit en 2003 (126 299 actions) et en 2004 (207 850 actions), la charge 2005 calculée selon les règles de l'IFRS 2 s'élève à 1,7 millions d'euros.
Note 9.2. Résultat par action.
- Résultat de base par action : le résultat de base par action est calculé en divisant le résultat part du Groupe par le nombre moyen d'actions ordinaires en circulation au cours de l'exercice, diminué des actions propres. Le nombre moyen d'actions ordinaires est une moyenne annuelle pondérée ajustée du nombre d'actions ordinaires remboursées ou émises au cours de l'exercice.

Au 31 décembre	**2004**	**2005**
Résultat part du Groupe (en millions d'euros)	- 534	141
Nombre moyen pondéré d'actions ordinaires	131 292 801	131 391 243
Résultat de base par action (en euros)	- 4,07	1,07

L'augmentation du nombre d'actions de la période résulte de l'exercice des options de souscription d'actions détenues par des membres du personnel.

Résultat dilué par action
Le résultat dilué par action tient compte des instruments dilutifs en circulation à la clôture de l'exercice.
Le cours moyen de l'action sur l'exercice 2005 s'élève à 28,15 euros.
Au 31 décembre 2005, les instruments dilutifs comprennent :
- les bons d'attribution d'actions liés à l'acquisition de la société Transiciel, remis aux anciens actionnaires de Transiciel ayant opté pour la seconde branche de l'offre, et donnant droit à une quotité d'actions nouvelles Capgemini, jouissance 1er janvier 2006, sous réserve de l'atteinte par le nouvel ensemble Sogeti-Transiciel d'objectifs de résultat ;
- les options de souscription d'actions détenues par les membres du personnel, considérées comme potentiellement dilutives lorsque le cours moyen de marché des actions ordinaires pendant la période excède le prix d'exercice des options de souscription d'actions augmenté de leur juste valeur ;
- les obligations convertibles émises le 16 juin 2005 (Océane 2005) qui sont dilutives car la charge d'intérêt comptabilisée, nette d'impôts, soit 6 millions d'euros, est inférieure pour chaque obligation au résultat de base par action (Cf. Note 18 « Trésorerie nette »).
Les obligations convertibles émises le 24 juin 2003 (Océane 2003) ne sont pas dilutives au 31 décembre 2004 et au 31 décembre 2005 dans la mesure où la charge d'intérêt comptabilisée, nette d'impôts, pour chaque obligation est supérieure au résultat de base par action. Dès lors, le résultat part du Groupe n'a pas été retraité de la charge d'intérêt sur obligations convertibles (nette d'impôts).

(En millions d'euros)	**2004**	**2005**
Résultat part du Groupe	- 534	141
Charge d'intérêt sur l'emprunt obligataire convertible Océane 2005 (nette d'impôts)		6
Résultat part du Groupe dilué	- 534	147
Nombre moyen pondéré d'actions ordinaires (dilué)		
Nombre moyen pondéré d'actions ordinaires	131 292 801	131 391 243
Ajustements :		
Conversion des obligations convertibles Océane 2003		
Conversion des obligations convertibles Océane 2005 (nombre moyen pondéré)		5 905 405
Exercice des bons d'attribution d'actions liés à l'acquisition du groupe Transiciel	508 600	(*) 315 790
Exercice des options de souscription d'actions détenues par le personnel	988 354	859 828
Nombre moyen pondéré d'actions ordinaires (dilué)	132 789 755	138 472 266
Résultat dilué par action (en euros)	- 4,02	1,06

(*) Sous réserve de la validation par le tiers arbitre telle que prévue par l'article 1.4.13.10. de l'Offre Publique Alternative d'Achat.

Note 10. – Immobilisations incorporelles.

L'analyse par nature et les variations d'immobilisations incorporelles s'analysent comme suit :

(En millions d'euros)	**Ecarts d'acquisition**	**Logiciels**	**Actifs incorporels générés en interne**	**Autres actifs incorporels**	**Total**
Valeur brute :					

Au 1er janvier 2004	1 788	146	37	38	2 009
Ecarts de conversion	- 16	- 7		- 6	- 29
Acquisitions/augmentations		22	2	50	74
Cessions/diminutions	- 14	- 29		- 14	- 57
Variations de périmètre	35	2		85	122
Autres mouvements	- 7	50		1	44
Au 31 décembre 2004	1 786	184	39	154	2 163
Ecarts de conversion	41	10		13	64
Acquisitions/augmentations	1	19	2	5	27
Cessions/diminutions	- 5	- 20		- 13	- 38
Variations de périmètre	4	- 16		- 2	- 14
Autres mouvements		8		- 16	- 8
Au 31 décembre 2005	1 827	185	41	141	2 194
Amortissements :					
Au 1er janvier 2004		98	21	23	142
Ecarts de conversion		- 5		1	- 4
Dotations		33	7	12	52
Sorties		- 22		- 13	- 35
Variations de périmètre				8	8
Autres mouvements		15		2	17
Au 31 décembre 2004		119	28	33	180
Ecarts de conversion		7		2	9
Dotations		44	7	16	67
Sorties		- 19		- 12	- 31
Variations de périmètre		- 12		- 1	- 13
Autres mouvements		2			2
Au 31 décembre 2005		141	35	38	214
Dépréciation :					
Au 1er janvier 2004		4			4
Ecarts de conversion					
Dotations	19				19
Variations de périmètre					
Autres mouvements	- 7	4			- 3
Au 31 décembre 2004	12	8			20
Ecarts de conversion :					
Dotations	6	3			9
Variations de périmètre					
Autres mouvements					
Au 31 décembre 2005	18	11			29
Valeur nette :					
Au 1er janvier 2004	1 788	44	16	15	1 863
Au 31 décembre 2004	1 774	57	11	121	1 963
Au 31 décembre 2005	1 809	33	6	103	1 951

- Valeur nette des écarts d'acquisition : au 31 décembre 2005, les écarts d'acquisition sont répartis par zones géographiques et concernent essentiellement la France (480 millions d'euros dont 379 millions d'euros relatifs à l'acquisition de la société Transiciel), le Royaume-Uni (471 millions d'euros), le Benelux (438 millions d'euros), l'Amérique du Nord (222 millions d'euros) et l'Allemagne et l'Europe Centrale (95 millions d'euros).
La variation de la valeur nette des écarts d'acquisition résulte principalement de :
- En 2004 :
la réévaluation des actifs et passifs identifiables de la société Transiciel au 31 décembre 2004, qui a conduit à reconnaître un complément d'écart d'acquisition pour une valeur de 26 millions d'euros,

la cession au groupe EDB des activités de maintenance de réseau au sein des activités d'infogérance du Groupe en Suède et en Norvège (13 millions d'euros),
la dépréciation de l'écart d'acquisition résiduel en Italie pour 7 millions d'euros ainsi que la dépréciation reconnue sur des écarts d'acquisition au Benelux (8 millions d'euros), au Royaume-Uni (2 millions d'euros) et en Europe Centrale (2 millions d'euros),
l'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (-16 millions d'euros).
- En 2005 :
la dépréciation d'un écart d'acquisition résiduel au Benelux pour 4 millions d'euros ainsi que la dépréciation reconnue sur un écart d'acquisition au Royaume-Uni pour 2 millions d'euros,
l'écart de conversion positif de 41 millions d'euros sur les écarts d'acquisition libellés en devises étrangères.
- Test de valeur des écarts d'acquisition : un test de valeurs nettes comptables des écarts d'acquisition au 31 décembre 2005 a été mené en application de la procédure mise en place par le Groupe dans le cadre du contrôle de la valeur de ces actifs. Cette procédure, s'appuyant principalement sur la méthode des flux nets futurs de trésorerie actualisés, consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie. Ces entités correspondent soit à des filiales, soit à une zone géographique dans laquelle le Groupe est implanté. Cette évaluation est effectuée sur la base de paramètres issus du processus budgétaire et étendus sur un horizon de 5 ans, incluant des taux de croissance et de rentabilité jugés raisonnables. Des taux d'actualisation (s'appuyant sur le coût moyen pondéré du capital) et de croissance à long terme sur la période au-delà de 5 ans, appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont appliqués à l'ensemble des évaluations des entités générant leurs flux propres de trésorerie.
La création de l'unité génératrice de trésorerie (UGT) Sogeti-Transiciel résulte de la réorganisation en janvier 2005 des activités du pôle Sogeti-Transiciel (Cf. Note 2 « Evolution du périmètre »). Il convient de noter qu'en 2004, le groupe Transiciel (acquis en décembre 2003) constituait une UGT, tandis que les activités de l'entité transnationale Sogeti créée par restructuration interne en 2002, étaient réintégrées aux UGT correspondant aux zones géographiques dans lesquelles le Groupe est implanté.
La croissance du chiffre d'affaires et le pourcentage de marge rapportée au chiffre d'affaires ont été déterminés sur la base des performances passées et des perspectives de croissance des marchés sur lesquels le Groupe intervient. Ils sont cohérents avec les données prévisionnelles émises par le Groupe.
Les principales hypothèses utilisées pour déterminer la valeur recouvrable des écarts d'acquisitions sont les suivantes :

Unités génératrices de trésorerie	Amérique du Nord	Royaume-Uni	Benelux	Sogeti-Transiciel	Autres	Total
Valeur nette comptable des écarts d'acquisition (en millions d'euros)	222	471	321	458	337	1 809
Méthode de valorisation de l'unité génératrice de trésorerie						Valeur d'utilité
Nombre d'années sur lequel les flux de trésorerie sont estimés						5 ans
Taux de croissance à long terme						3 %
Taux d'actualisation au 31 décembre 2005 après impôt (1)	10,5 %					10,1 %
Taux d'actualisation au 31 décembre 2004 après impôt (1)						10,1 %

(1) L'application de taux d'actualisation avant impôt à des flux de trésorerie avant impôt a conduit à une valorisation identique des unités génératrices de trésorerie.

- Test de valeur des logiciels et autres immobilisations incorporelles : au 31 décembre 2005, la comparaison de la valeur nette comptable des logiciels et autres immobilisations incorporelles (essentiellement droits d'usage acquis) à la valeur d'utilité pour le Groupe a conduit à reconnaître sur l'exercice une dépréciation de 3 millions d'euros en Allemagne.
- Eléments de rapprochement entre les investissements au bilan et dans le tableau des flux de trésorerie : il convient de noter que le montant des acquisitions d'immobilisations incorporelles (27 millions d'euros) diffère du montant présenté en tableau de flux de trésorerie du fait de l'exclusion dans ce dernier des transactions sans effet de trésorerie (acquisitions d'actifs détenus en location-financement).

Note 11. – Immobilisations corporelles.

L'analyse par nature et les variations d'immobilisations corporelles en 2005 s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels informatiques	Autres actifs corporels	Total
Valeur brute :				
Au 1er janvier 2004	456	579	126	1 161
Ecarts de conversion	- 6	- 4	- 1	- 11
Réévaluations				
Acquisitions /augmentations	32	98	11	141
Cessions/diminutions	- 27	- 116	- 8	- 151
Variations de périmètre	5	10	8	23
Autres mouvements	1	- 42	- 8	- 49
Au 31 décembre 2004	461	525	128	1 114
Ecarts de conversion	13	17	3	33

Réévaluations				
Acquisitions /augmentations	16	89	10	115
Cessions/diminutions	- 79	- 135	- 15	- 229
Variations de périmètre	- 2	- 54	- 1	- 57
Autres mouvements	19	- 3	- 9	7
Au 31 décembre 2005	428	439	116	983
Dont location-financement	107	211	10	328
Amortissements :				
Au 1er janvier 2004	180	375	90	645
Ecarts de conversion	- 4	- 4		- 8
Réévaluations				
Dotations	43	102	16	161
Reprises	- 20	- 103	- 8	- 131
Variations de périmètre	5	7	1	13
Autres mouvements		- 13	- 2	- 15
Au 31 décembre 2004	204	364	97	665
Ecarts de conversion	9	11	1	21
Réévaluations				
Dotations	40	80	10	130
Reprises	- 63	- 117	- 13	- 193
Variations de périmètre		- 39	- 1	- 40
Autres mouvements	5	- 2	- 5	- 2
Au 31 décembre 2005	195	297	89	581
Dont location-financement	25	142	8	175
Dépréciation :				
Au 31 décembre 2005	3			3
Valeur nette				
Au 1er janvier 2004	276	204	36	516
Au 31 décembre 2004	257	161	31	449
Au 31 décembre 2005	230	142	27	399
Dont location-financement	82	69	2	153

- Test de valeur : au 31 décembre 2005, la comparaison de la valeur nette comptable des immobilisations corporelles à la valeur d'utilité pour le Groupe a uniquement conduit à reconnaître sur l'exercice une dépréciation de 3 millions d'euros en Allemagne.

— Eléments de rapprochement entre les investissements au bilan et dans le tableau des flux de trésorerie : il convient de noter que le montant des acquisitions d'immobilisations corporelles (115 millions d'euros) diffère du montant présenté en tableaux de flux de trésorerie du fait de l'exclusion dans ce dernier des transactions sans effet de trésorerie (acquisitions d'actifs détenus en location-financement).

Note 12. — Immobilisations financières.

Les immobilisations financières se décomposent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Titres de sociétés non consolidées	5	5
Dépôts et autres immobilisations financières à long terme	59	43
Total	64	48

Note 12.1. Titres de sociétés non consolidées. — Les mouvements des titres de sociétés non consolidées s'analysent comme suit :

(En millions d'euros)	2004	2005
Au 1er janvier	55	5
Ecarts de conversion	2	1

Acquisitions		3
Cessions	-52	-1
Dépréciations		-3
Au 31 décembre	5	5

Les titres de participation dans des sociétés non consolidées sont analysés comme disponibles à la vente et sont comptabilisés à leur juste valeur.
Le Groupe a cédé, en novembre 2004, sa participation de 14,6% dans la société Vertex, soit 52 millions d'euros, à la société United Utilities.
Les 5% encore détenus dans la société Zacatii Consulting Inc. (anciennement Capgemini Japan K.K.) à l'issue de la cession par le Groupe le 12 août 2005 de ses intérêts dans cette société ont été réévalués à leur juste valeur au 31 décembre 2005 (Cf. Tableau de variation des capitaux propres). En 2005, aucun montant n'a été constaté en compte de résultat au titre de l'évaluation des actifs disponibles à la vente.
Note 12.2. Dépôts et autres immobilisations financières à long terme. — Les dépôts et autres immobilisations financières à long terme comprennent les prêts [U+x0093]aides à la construction[U+x0094], les dépôts et cautionnement et les autres prêts à long terme.
La valeur d'utilité des dépôts et autres immobilisations financières à long terme ne présente pas d'écart significatif par rapport à leur valeur nette comptable.

Note 13. — Impôts différés.

I. Impôts différés actifs et passifs reconnus :
I.1. Analyse par échéance :

Au 31 décembre (en millions d'euros)	2004	2005
Impôts différés actifs :		
Impôts différés actifs recouvrables à plus d'un an	702	720
Impôts différés actifs recouvrables à moins d'un an	73	91
Total impôts différés actifs	775	811
Impôts différés passifs :		
Impôts différés passifs à plus d'un an	75	105
Impôts différés passifs à moins d'un an	20	16
Total impôts différés passifs	95	121

Les impôts différés actifs recouvrables à plus d'un an sont essentiellement constitués des déficits fiscaux reportables.
Les impôts différés passifs à plus d'un an sont principalement relatifs à des écarts d'acquisition fiscalement déductibles.
Les impôts différés actifs et passifs à moins d'un an sont générés par des déficits fiscaux reportables ainsi que des différences temporelles entre la base fiscale d'un actif ou d'un passif et sa valeur nette comptable au bilan.
I.2. Variation des impôts différés actifs et passifs :

(En millions d'euros)	Impôts différés actifs sur déficits fiscaux reportables	Impôts différés actifs sur l'apport des activités conseil d'Ernst & Young	Impôts différés actifs sur différences temporelles	Total impôts différés actifs	Total impôts différés passifs (1)	Total impôts différés nets
Au 1er janvier 2005	586	123	66	775	-95	680
Variations de périmètre					2	2
Ecarts de conversion	-1	19	7	25	-7	18
Impôts différés constatés en résultat	-2	-2	7	3	-4	-1
Impôts différés constatés en capitaux propres			6	6	-14	-8
Autres mouvements			2	2	-3	-1
Au 31 décembre 2005	583	140	88	811	-121	690

(1) Les impôts différés passifs portent sur des différences temporelles.

L'appréciation des dollars US et Canadien par rapport à l'Euro au cours de l'exercice 2005 entraîne une hausse des impôts différés actifs reconnus en Amérique du Nord, en particulier ceux relatifs à l'apport des activités conseil d'Ernst & Young.

En 2005, la charge d'impôts différés nets (1 million d'euros) s'analyse comme suit :
— imputation de déficits fiscaux reportables sur des résultats fiscaux bénéficiaires pour un montant de 38 millions d'euros, principalement en France (33 millions d'euros) ;
— reconnaissance d'impôts différés nets sur différences temporelles principalement au Canada pour un montant de 4 millions d'euros ;
— réévaluation des impôts différés actifs reconnus en France suite à la réorganisation des activités nord-américaines pour un montant de 36 millions d'euros.
Les impôts différés imputés en capitaux propres au cours de l'exercice concernent des éléments qui ont été comptabilisés en contrepartie des capitaux propres lors du même exercice (Cf. Tableau de variation des capitaux propres consolidés). Ils recouvrent pour un montant de 14 millions d'euros l'impôt différé passif relatif à la différence entre la valeur nominale de l'emprunt obligataire convertible émis le 16 juin 2005 (Océane 2005) et la juste valeur

de sa composante dette (Cf. Note 18 « Trésorerie nette ») et, pour un montant de 6 millions d'euros, l'impôt différé actif relatif à l'option d'achat d'actions propres visant à neutraliser la dilution potentielle liée à l'Océane 2003 émise le 23 juin 2003 (Cf. Note 18 « Trésorerie nette »).
— Impôts différés actifs sur l'apport des activités conseil d'Ernst & Young en Amérique du Nord : l'apport des activités conseil nord-américaines d'Ernst & Young permet au Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale des actifs et passifs acquis (4 280 millions de dollars), ce qui représente une économie d'impôt sur les sociétés aux taux actuels d'impôt d'environ 1 669 millions de dollars. Au cours des derniers exercices, cet amortissement est venu augmenter les déficits fiscaux générés par les opérations américaines, lesquels sont reportables sur une durée de 20 ans. Dans ces conditions, le Groupe dispose, sous forme de déficits fiscaux et d'amortissements futurs fiscalement déductibles, d'une source d'économies d'impôts potentielles utilisable, en l'état actuel de la réglementation, au plus tard en 2035.
La valeur de l'actif d'impôts différés est réévaluée en retenant certaines options de planification fiscale - liées notamment au paiement différé de redevances internes au Groupe – et en tenant compte d'une estimation des résultats taxables de nos activités nord-américaines sur les 5 prochaines années, sur la base de taux de croissance et de rentabilité jugés raisonnables.
Au 31 décembre 2005, la valeur de l'actif d'impôt reconnu en Amérique du Nord s'élève à 140 millions d'euros.

— Impôts différés actifs sur déficits fiscaux reportables en France suite à la réorganisation des activités nord-américaines : la réorganisation des activités nord-américaines a conduit la société Cap Gemini S.A. à reconnaître en 2002 une moins-value fiscale nette à court terme dont le montant définitif s'élève à 2,8 milliards d'euros. Depuis le 31 décembre 2003, le déficit fiscal correspondant est reportable indéfiniment sur les résultats fiscaux futurs générés en France.
A chaque clôture, cet actif d'impôt différé est réévalué en tenant compte d'une estimation du résultat fiscal en France au titre des 15 prochaines années. Cette réévaluation a été réalisée en retenant des taux de croissance et de rentabilité jugés raisonnables et en utilisant les paramètres de visibilité:
— reconnaissance de 100% de l'utilisation sur les cinq premières années. A compter de la sixième année, les utilisations probables font l'objet d'une provision au taux forfaitaire de 35%, taux en croissance de 5 points sur les années suivantes et, le cas échéant, jusqu'à 70%. Ce taux est porté à 100% au-delà de la quinzième année.
Ce modèle de réévaluation repose sur une diminution progressive de la visibilité sur la réalisation des estimations avec le temps, de façon à ce que le montant de l'impôt différé actif ainsi reconnu soit consommé :
— à hauteur de 50% environ au cours des 5 premières années ;
— à hauteur des 50% restants sur la période allant de la sixième à la quinzième année.
Au 31 décembre 2005, l'actif d'impôt différé reconnu en France correspondant s'élève à 525 millions d'euros (soit 467 millions d'euros à plus d'un an et 58 millions d'euros à moins d'un an) à comparer à 522 millions d'euros au 31 décembre 2004.

— Autres impôts différés actifs reconnus sur déficits fiscaux reportables : le montant total des déficits fiscaux reportables reconnus au niveau du Groupe, en dehors de l'impôt différé actif reconnu en France suite à la réorganisation des activités nord-américaines, comprend par ailleurs essentiellement 22 millions d'euros en Europe Centrale et plus particulièrement en Allemagne, 15 millions d'euros en Belgique et aux Pays Bas, 8 millions d'euros au Royaume-Uni, 7 millions d'euros en Norvège et Suède, 2 millions d'euros en France et enfin, 2 millions d'euros en Espagne.
I.3. Analyse par nature. — Les impôts différés actifs reconnus au 31 décembre 2005 peuvent être détaillés comme suit :

(En millions d'euros)	**2005**
Déficits fiscaux reportables	525
Apport des activités conseil d'Ernst et Young	140
Avantages postérieurs à l'emploi	19
Réévaluation des encours de production	11
Restructuration	7
Autres	18
Total impôts différés actifs recouvrables à plus d'un an	720
Déficits fiscaux reportables	58
Indemnités de départ à la retraite	8
Provisions diverses	6
Réévaluation des encours de production	5
Participation	4
Restructuration	2
Autres	8
Total impôts différés actifs recouvrables à moins d'un an	91
Total impôts différés actifs reconnus	811

Il convient de noter que les impôts différés reconnus sur l'apport des activités conseil d'Ernst & Young comprennent les déficits fiscaux reportables générés par les amortissements fiscalement déductibles de l'écart d'acquisition ainsi que les amortissements futurs.
Les impôts différés passifs au 31 décembre 2005 peuvent être détaillés comme suit :

(En millions d'euros)	**2005**
Retraitement de l'amortissement des écarts d'acquisition fiscalement déductibles	62
Composantes capitaux propres des emprunts obligataires convertibles (Océane 2003 et 2005)	26
Retraitements des contrats de location-financement	8

Provisions	8
Autres	1
Total impôts différés passifs à plus d'un an	105
Réévaluation des encours de production	9
Autres	7
Total impôts différés passifs à moins d'un an	16
Total impôts différés passifs	121

II. Impôts différés actifs non reconnus. — Les impôts différés actifs non reconnus s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Impôts différés sur déficits fiscaux reportables	564	524
Impôts différés sur l'apport des activités conseil d'Ernst et Young	1 067	1 183
Impôts différés sur différences temporelles	204	318
Total	1 835	2 025

Les impôts différés actifs non reconnus proviennent essentiellement de l'Amérique du Nord pour 1 485 millions d'euros au 31 décembre 2005.
Les impôts différés actifs sur déficits fiscaux reportables non reconnus portent essentiellement sur la France pour un montant de 170 millions d'euros ainsi que sur l'Amérique du Nord pour un montant de 168 millions d'euros au 31 décembre 2005.
Il convient de noter que les impôts différés non reconnus sur l'apport des activités conseil d'Ernst & Young comprennent les déficits fiscaux reportables générés par les amortissements fiscalement déductibles de l'écart d'acquisition ainsi que les amortissements futurs.
Les impôts différés actifs non reconnus sur différences temporelles au 31 décembre 2005 sont essentiellement relatifs à :
— des avantages postérieurs à l'emploi au Royaume-Uni (99 millions d'euros),
— des différences entre les comptes statutaires et les comptes consolidés de méthodes de capitalisation et d'amortissement d'immobilisations (48 millions d'euros) dans divers pays,
— des reconnaissances différées de chiffre d'affaires entre les comptes statutaires et les comptes consolidés (58 millions d'euros) dans divers pays,
— des restructurations (25 millions d'euros), des provisions (32 millions d'euros) et d'autres éléments divers (56 millions d'euros) dans divers pays.

III. Echéancier des déficits fiscaux reportables : l'échéancier des déficits fiscaux reportables est le suivant :

Au 31 décembre (en millions d'euros)	2004		2005	
	Montant	%	Montant	%
N+1	4		3	
N+2	3		69	2
N+3	52	1	48	1
N+4	37	1	43	1
N+5 et années ultérieures	23	1	9	
Indéfiniment	4 188	97	4 442	96
Total	4 307	100	4 614	100

Il convient de noter que les déficits fiscaux reportables ne comprennent pas les amortissements futurs fiscalement déductibles relatifs à l'écart d'acquisition des activités conseil d'Ernst & Young ayant un effet impôt s'élevant à 791 millions d'euros au 31 décembre 2005 contre 804 millions d'euros au 31 décembre 2004.

<Titre2>Note 14. — Créances non courantes.

Les créances non courantes s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Créances de carry-back	112	116
Instruments dérivés	1	
Divers	11	11
Total	124	127

Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 et 33 millions d'euros à un établissement de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public (Cf. Note 26 « Engagements hors bilan »). Ces créances sont comptabilisées au coût amorti.

Note 15 – Créances opérationnelles

Au 31 décembre (en millions d'euros)	2004	2005
Clients et comptes rattachés	1 773	1 798
Créances envers les organismes sociaux	41	70
Total	1 814	1 868

— Clients et comptes rattachés : les clients et comptes rattachés s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Clients	1 329	1 337
Factures à émettre	459	467
Travaux en cours	22	27
Provisions pour créances douteuses	-37	-33
Total	1 773	1 798

Les avances et acomptes reçus des clients, provenant essentiellement des activités de projets, sont enregistrés au passif du bilan, dans les dettes opérationnelles, en vertu du principe comptable de non-compensation des créances et des dettes. A noter que pour les besoins du calcul du délai moyen de règlement des clients, le Groupe déduit des créances clients le montant des avances reçues.

Au 31 décembre (en millions d'euros)	2004	2005
Clients et comptes rattachés	1 773	1 798
Avances et acomptes reçus des clients	-538	-609
Total des créances clients nettes des avances et acomptes reçus	1 235	1 189
En nombre de jours du total du chiffre d'affaires	72	62

Note 16. — Créances diverses.

Au 31 décembre (en millions d'euros)	2004	2005
Créances d'impôt	29	21
Charges constatées d'avance	139	134
Divers	10	25
Total	178	180

Note 17. — Actifs destinés à être cédés.

Au 31 décembre 2004, le montant correspond à la valeur du bien immobilier situé à Béhoust, qui abritait l'Université du Groupe jusqu'à l'ouverture en 2003 de la nouvelle université du site Les Fontaines, situé à Gouvieux.
En avril 2005, le Groupe a cédé son contrat de location-financement sur ce bien.

Note 18. — Trésorerie nette.

La trésorerie nette est constituée de la trésorerie disponible diminuée des dettes financières à court et long terme :

Au 31 décembre (en millions d'euros)	2004	2005
Trésorerie	1 232	2 136
Dettes financières	-948	-1 231
Instruments dérivés	1	-1
Trésorerie nette	285	904

Au 31 décembre 2005, les instruments dérivés passifs sont présentés au bilan consolidé dans les autres dettes non courantes.
Ces instruments dérivés concernent deux contrats d'échange de taux décrits dans la Note 19 « Instruments financiers dérivés ».
Par ailleurs, les dettes financières à court terme (c'est-à-dire exigibles dans les douze mois) et découverts bancaires s'analysent de la façon suivante :

Au 31 décembre (en millions d'euros)	2004	2005
Dettes financières à court terme	180	86

Découverts bancaires	20	85
Dettes financières à court terme et découverts bancaires	200	171

I. Trésorerie. — Au sein du tableau des flux de trésorerie consolidés, la trésorerie s'analyse comme la somme des placements à court terme et du disponible en banque diminuée des découverts bancaires.

(En millions d'euros)	2004	2005
Placements à court terme	1 001	1 805
Banques	251	416
Découverts bancaires	-20	-85
Trésorerie	1 232	2 136

La variation des placements à court terme s'analyse comme suit :

(En millions d'euros)	2004	2005
Au 1er janvier	929	1 001
Ecarts de conversion	-4	17
Variations de périmètre		-4
Augmentations	157	792
Diminutions	-81	-1
Au 31 décembre	1 001	1 805

La variation des placements à court terme s'explique principalement par le placement du produit de l'émission de l'Océane 2005.
La trésorerie disponible est investie en SICAV et en fonds communs de placement monétaires classiques.
II. Dettes financières : les dettes financières s'analysent entre long terme et court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes financières dont la durée est inférieure à un an.

Au 31 décembre (en millions d'euros)		2004	2005
Emprunts obligataires convertibles ou échangeables en actions nouvelles ou existantes (Océane 2003 et 2005)	(1)	408	814
Dettes liées aux contrats de location-financement	(2)	164	124
Autres dettes financières	(3)	196	207
Dettes financières à long terme		768	1 145
Dettes liées aux contrats de location-financement	(2)	64	50
Dettes bancaires ou assimilées	(4)	46	8
Billets de Trésorerie			15
Autres dettes financières	(3)	70	13
Dettes financières à court terme		180	86
Total des dettes financières		948	1 231

II.1. Emprunts Obligataires Convertibles ou Echangeables en Actions Nouvelles ou Existantes de Cap Gemini S.A. (Océane).

— Océane 2005 émise le 16 juin 2005 : le 16 juin 2005 Capgemini a procédé à une émission d'obligations à option de conversion et/ou échange en actions Capgemini nouvelles ou existantes, ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (Océane 2005). Le montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 euros. Les obligations portent intérêt au taux nominal annuel de 1%. Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005.

Caractéristiques de l'Océane 2005 émise le 16 juin 2005
- Conversion et/ou échange des Obligations en actions : à tout moment, à compter de la date de règlement, soit le 24 juin 2005, et jusqu'au septième jour ouvré précédant la date de remboursement normal ou anticipé, les titulaires d'Obligations pourront demander l'attribution d'actions ordinaires de l'Emetteur à raison d'une action pour une Obligation, sous réserve des ajustements prévus. L'Emetteur pourra à son gré remettre des actions nouvelles et/ou des actions existantes.
- Amortissement normal : les obligations seront amorties en totalité le 1er janvier 2012 (ou le premier jour ouvré suivant si cette date n'est pas un jour ouvré) par remboursement au prix de 41,90 euros par Obligation, soit environ 113,2% de la valeur nominale des Obligations.
- Amortissement anticipé au gré de la Société : la Société peut procéder à l'amortissement des obligations par anticipation :
  — à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres publiques de rachat ou d'échange ;

— à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, sous réserve d'un préavis de 30 jours calendaires, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé déterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 2,875 %, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée choisis par la Société parmi les 40 jours de bourse consécutifs précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 130% de ce prix de remboursement anticipé ;

— à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.

- Amortissement anticipé au gré des porteurs : En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

- Cas d'exigibilité anticipée : Par ailleurs, la documentation de l'Océane contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier Marché d'Euronext Paris S.A.

A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

Comptabilisation de l'Océane 2005 à la juste valeur : en application du principe de comptabilisation décrit en note 1.13 « Dettes financières à long terme », la juste valeur de la dette correspondante au passif du bilan, ainsi que la part affectée en capitaux propres, ont été calculées à la date de l'émission de l'Océane 2005, le 16 juin 2005.

La juste valeur de la dette au bilan incluse dans les dettes financières à long terme, a été calculée par référence au taux d'intérêt implicite pour une émission d'obligations simples à la date d'émission de l'Océane 2005 (soit 4,5%). La différence entre la valeur nominale de l'Océane 2005 et la juste valeur de sa composante dette a été affectée en capitaux propres, nette d'impôts différés.

Au 31 décembre 2005, la composante dette de l'Océane 2005 s'élevait à 396 millions d'euros.

Compte tenu du taux effectif de 4,5% (4,8% après prise en compte des frais d'émission), le montant de la charge d'intérêt au second semestre s'élève à 9,6 millions d'euros, contre un coupon de 2,2 millions d'euros calculé sur la base du taux nominal de l'emprunt (1%).

— Océane 2003 émise le 24 juin 2003 : le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes, ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (Océane 2003).

Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 euros. Les obligations portent intérêt à un taux de 2,5% l'an. A noter que la Société a conclu le 28 octobre 2004 un contrat d'échange de taux au titre duquel la Société est désormais payeur d'un taux variable (voir Note 19 ci-dessous « Instruments financiers dérivés »).

Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03–607 en date du 24 juin 2003.

Dans le cadre de l'émission de l'Océane 2005 du 16 juin 2005, Capgemini a décidé de neutraliser intégralement la dilution potentielle liée à l'Océane 2003 émise le 24 juin 2003 et devant venir à maturité le 1er janvier 2010, par l'acquisition auprès de la Société Générale d'une option d'achat, pour un coût de 16 millions d'euros, portant sur un nombre d'actions égal à la totalité du sous-jacent de l'Océane 2003 (soit environ 9 millions d'actions), à un prix d'exercice et à une maturité correspondant à ceux de l'Océane 2003.

Comptabilisation de l'Océane 2003 à la juste valeur : en application du principe de comptabilisation décrit en Note 1.13. « Dettes financières à long terme », la juste valeur de la dette correspondante au passif du bilan, ainsi que la part affectée en capitaux propres, ont été calculées à la date de l'émission de l'Océane 2003, le 24 juin 2003.

La juste valeur de la dette au bilan incluse dans les dettes financières à long terme a été calculée par référence au taux d'intérêt implicite pour une émission d'obligations simples à la date d'émission de l'Océane 2003 (soit 4,8%). La différence entre la valeur nominale de l'Océane 2003 et la juste valeur de sa composante dette a été affectée en capitaux propres, nette d'impôts différés.

Au 31 décembre 2005, la composante dette de l'Océane 2003 s'élevait à 418 millions d'euros.

Compte tenu du taux effectif de 4,8% (5,1% après prise en compte des frais d'émission), le montant de la charge d'intérêt annuelle s'élève à 20,9 millions d'euros, contre un coupon de 11,5 millions d'euros, calculé sur la base annuelle du taux nominal de l'emprunt (2,5%).

II.2. Dettes liées aux contrats de location-financement. — Au 31 décembre 2005, le montant concerne principalement les dettes relatives aux financements de l'Université du Groupe « Les Fontaines » située à Gouvieux, et des investissements en matériels informatiques réalisés par Capgemini UK Plc et New Horizons System Solutions LP (Canada).

(En millions d'euros)	Antériorité maximale	Echéance maximale des contrats	Taux	Solde au 31 décembre 2004	Solde au 31 décembre 2005
Université Capgemini (Béhoust) (1)				27	
Université Capgemini (Les Fontaines)	décembre 2002	juillet 2014	Euribor 3 mois+0,75%	80	74
Capgemini Uk Plc	août 2000	juillet 2010	Fixe (5,29% à 11,05%)	58	43
Capgemini Outsourcing B.V.	juin 2003	juin 2008	Fixe (2,33% à 6,31%)	19	9
New Horizons System Solutions Lp	février 2003	octobre 2010	Fixe (6,0% à 7,0%)	13	19
Capgemini Outsourcing Services S.A.S.	août 2001	mars 2009	Fixe (5,26% à 9,01%)	3	5
Capgemini Systems Gmbh	juillet 2003	juillet 2008	Fixe (4,0%)	4	4
Sogeti-Transiciel S.A.S.	avril 1999	avril 2011	Eonia+0,8%	5	3
Capgemini Finland O.Y.	octobre 2003	octobre 2009	Fixe (0,01% à 4,56%)	2	4
Capgemini Est S.A.S.	juillet 2003	janvier 2008	Fixe (2,6%)	2	1

Autres	juillet 2001	juin 2016	Fixe (0,3% à 7%)	15	12
Total				228	174

(1) En avril 2005, le Groupe a cédé son contrat de location-financement sur le bien immobilier situé à Béhoust, qui abritait l'Université du Groupe jusqu'à l'ouverture en 2003 de la nouvelle Université du site Les Fontaines, situé à Gouvieux.

Il convient de noter que dans le cadre du contrat d'infogérance conclu avec Schneider Electric le 28 octobre 2004, un certain nombre de contrats de location signés par Schneider Electric n'ont pas encore été transférés au Groupe. Ces contrats feront l'objet d'une analyse selon les critères de la norme IAS 17 « Contrats de location ». A l'issue de cette analyse, le retraitement des contrats de location-financement pourrait conduire à reconnaître une dette financière additionnelle, d'un montant maximal estimé à 15 millions d'euros, correspondant à l'engagement total des contrats de loyers. Au 31 décembre 2005, ces engagements sont inclus dans les engagements hors bilan.

II.3. Autres dettes financières. — Au 31 décembre 2005, les 220 millions d'euros d'autres dettes financières comprennent principalement:
— pour un total de 116 millions d'euros, la réintégration au bilan de créances détenues sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002, qui s'élevaient respectivement à 74 et 33 millions d'euros lors de leur cession les 26 juin 2003 et 28 juin 2004. Ces créances ont été réintégrées en dettes financières en vertu du passage aux normes IFRS selon les modalités décrites en note 31.IV «Principaux impacts liés à l'adoption des normes IAS/IFRS sur les états financiers»,
— pour 66 millions d'euros, la valeur actuelle de l'option de vente dont bénéficie le groupe TXU dans le cadre du contrat d'infogérance de 10 ans signé le 17 mai 2004. La valeur de cette option de vente porte sur la participation minoritaire de 2,9 % du groupe TXU dans la société Capgemini Energy LP et sur certains actifs (essentiellement la plate-forme informatique dont le groupe TXU a concédé l'usage à Capgemini Energy LP pendant la durée du contrat) et peut être exercée par le groupe TXU pendant les dix ans suivant la fin du contrat. La valeur de cette obligation s'élève à 200 millions de dollars (169 millions d'euros) et a été constatée à l'origine pour sa valeur actuelle, soit 114 millions de dollars, faisant usage d'un taux d'actualisation de 5,9%. Cette valeur est partiellement compensée par les actifs précités, valorisés à 45 millions de dollars.
Conformément à la norme IAS 32 « Instruments financiers : information à fournir et présentation », une dette financière a été reconnue au bilan en contrepartie des éléments décrits en Note 31.IV.9 « Options de vente sur intérêts minoritaires ».
Il convient de noter que la valeur de l'option de vente reconnue au passif du bilan évolue à chaque clôture. La variation de la valeur de l'option de vente entre le 31 décembre 2004 et le 31 décembre 2005 s'explique par la reconnaissance d'intérêts notionnels en coût de l'endettement financier brut et par l'effet de change sur la conversion du dollar US en euro. Cette charge est constatée au compte de résultat en coût de l'endettement financier brut pour 5 millions d'euros en 2005.
— une dette de 21 millions d'euros, envers la société TXU résultant de l'application des termes du contrat ;
— le solde du prix d'acquisition des filiales de services informatiques du groupe Drägerwerk AG pour 10 millions d'euros, payable en février 2006.

II.4. Dettes bancaires ou assimilées. — La variation des dettes bancaires ou assimilées entre le 31 décembre 2004 (46 millions d'euros) et le 31 décembre 2005 (8 millions d'euros) s'explique principalement par la réduction des tirages par les sociétés opérationnelles du Groupe, sur des lignes bancaires. Ces lignes de crédit bénéficient dans certaines circonstances de la garantie de Cap Gemini S.A.

— Crédit syndiqué conclu par Cap Gemini S.A. : le 14 novembre 2005, la Société a conclu avec un groupe de banques composé de BNP Paribas, Calyon, ING Bank N.V., en qualité de « Bookrunners and Mandated Lead Arrangers », Crédit Mutuel - CIC, IXIS Corporate & Investment Bank, Natexis Banques Populaires, SG Corporate & Investment Banking, en qualité de « Mandated Lead Arrangers », et Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France, Dresdner Bank AG in Frankfurt am main, HSBC France SA, JPMorgan Chase Bank N.A., Paris Branch, Crédit du Nord, en qualité de « Co-Arrangers », une ligne de crédit multidevises de 500 millions d'euros qui remplace la précédente ligne de crédit multidevises d'un montant de 600 millions d'euros, mise en place pour 5 ans le 31 juillet 2001 et résiliée de ce fait par anticipation.
La nouvelle ligne de crédit est remboursable au plus tard le 14 novembre 2010, sauf en cas d'exercice (sous réserve de l'acceptation des banques) d'une option d'extension d'un an exerçable à la fin de la première année, au quel cas la nouvelle ligne deviendra remboursable le 14 novembre 2011.
Les conditions de tirage de cette ligne sont les suivantes :
– une marge initiale de 0,50% (au-dessus de l'Euribor ou du Libor 1 à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de la ligne, une commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation de crédit de Cap Gemini S.A.;
– une commission de non-utilisation initiale de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de Cap Gemini S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence sur la disponibilité de cette ligne.
Par ailleurs, au titre de cette ligne, la Société s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
– un ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1;
– un ratio de couverture du coût de l'endettement financier net ajusté de certains éléments par la marge opérationnelle consolidée qui doit être supérieur ou égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).
Il est précisé qu'au 31 décembre 2005, le Groupe respectait ces ratios financiers, le ratio d'endettement net rapporté à la situation nette consolidée et le ratio de couverture du coût de l'endettement financier net par la marge opérationnelle consolidée s'établissant respectivement à 0 et 15,7.
La ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité de ses principales filiales ([U+x0093]principal subsidiaries[U+x0094], définies en fonction de leur part dans le chiffre d'affaires consolidé du Groupe) et de leurs filiales respectives, d'engager certaines opérations, y compris :
– des limites affectant la création de sûretés sur leurs actifs ;
– de modifier substantiellement la nature générale de leur activité ;
– des restrictions sur les opérations de cession d'actifs et les fusions ou opérations assimilées.
La société Cap Gemini S.A. s'est en outre engagée à respecter certaines clauses habituelles, y compris l'obtention et le maintien des autorisations nécessaires, le maintien d'une couverture d'assurance, le maintien de l'emprunt à son rang (« pari passu »), la fourniture d'informations financières.
Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de « grâce »), en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle ou de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
A ce jour, cette ligne n'a fait l'objet d'aucun tirage.

III. Principales caractéristiques des dettes financières.

III.1. Taux d'intérêts :

— Taux moyen des intérêts sur dettes financières : pour l'exercice 2005, le taux moyen des intérêts sur les dettes financières du Groupe ressort à 5,2%.

— Taux fixe / taux variable : au 31 décembre 2005, la part des dettes à taux variable est de 41%, dont 34% à taux variable plafonné (respectivement 60% et 43% au 31 décembre 2004), et la part des dettes à taux fixe est de 59% (40% au 31 décembre 2004).
L'évolution entre le 31 décembre 2004 et le 31 décembre 2005 s'explique principalement par l'effet lié à l'émission de l'Océane 2005 le 16 juin 2005, qui augmente le poids relatif de l'endettement à taux fixe au sein de la dette financière.

— Analyse de la sensibilité du coût de l'endettement net à une hausse des taux : l'effet sur le coût de l'endettement brut d'une augmentation théorique moyenne annuelle des taux d'intérêts de 1% rapportée à une position moyenne annuelle de dettes financières est estimé à 6 millions d'euros.
Par ailleurs l'effet sur les produits de trésorerie et d'équivalents de trésorerie d'une hausse théorique moyenne annuelle des taux d'intérêts de 1% rapportée à une position moyenne annuelle de trésorerie et d'équivalents de trésorerie est estimé à 14 millions d'euros.
Il en résulte un effet théorique positif estimé à 8 millions d'euros sur le coût de l'endettement net de l'exercice.

— Taux d'intérêt effectif et échéancier de remboursement

Au 31 décembre (en millions d'euros)	2004						2005					
	Taux d'intérêt effectif	Total	A moins d'1 an	1 à 2 ans	2 à 5 ans	A plus de 5 ans	Taux d'intérêt effectif	Total	A moins d'1 an	1 à 2 ans	2 à 5 ans	A plus de 5 ans
Placements à court terme	2,2%	1 001	1 001				2,5%	1 805	1 805			
Banques	1,9%	251	251				1,9%	416	416			
Découverts bancaires	2,6%	-20	-20				2,8%	-85	-85			
Trésorerie		1 232	1 232					2 136	2 136			
Océane 2003	5,1%	408				408	5,1%	418			418	
Océane 2005							4,8%	396				396
Dettes bancaires ou assimilées	2,8%	46	46				6,1%	8	8			
Dettes liées aux contrats de location-financement	4,9%	228	64	42	67	55	4,3%	174	50	34	55	35
Autres dettes financières	3,7%	266	70	12	3	181	4,4%	220	13	2	117	88
Billets de Trésorerie							2,65%	15	15			
Dettes financières		948	180	54	70	644		1 231	86	36	590	519

— Taux d'intérêt effectifs par devises :

Au 31 décembre (en %)	2004			2005		
	Euro	Dollar US	Livre Sterling	Euro	Dollar US	Livre Sterling
Océane 2003	5,1%			5,1%		
Océane 2005				4,8%		
Dettes bancaires ou assimilées		2,8%				
Dettes liées aux contrats de location-financement	2,9%	6,0%	8,2%	2,3%	6,0%	8,2%
Autres dettes financières	3,2%	5,4%		3,8%	5,3%	
Billets de trésorerie				2,65%		

III.2. Justes valeurs :

Au 31 décembre (en millions d'euros)	2004		2005	
	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Actif :				
Placements à court terme	1 001	1 001	1 805	1 805
Banques	251	251	416	416
Découverts bancaires	-20	-20	-85	-85
Passif :				
Océane 2003 (1)	408	406	418	419
Océane 2005 (2)			396	387
Dettes bancaires ou assimilées	46	46	8	8
Dettes liées aux contrats de location-financement	228	(3)	174	(3)
Autres dettes financières	266	267	220	220
Billets de Trésorerie			15	15

(1) La juste valeur de l'instrument financier (valeur boursière) le 24 juin 2003 s'élevait à 460 millions d'euros, contre respectivement 465 et 456 millions d'euros aux 31 décembre 2005 et 2004.
(2) La juste valeur de l'instrument financier (valeur boursière) le 16 juin 2005 s'élevait à 495 millions d'euros, contre 496 millions au 31 décembre 2005.
(3) Compte tenu du nombre de contrats de location-financement, de la diversité de leurs formes et de leurs échéances, cette information n'a pas été jugée pertinente.

III.3. Ventilation par devises. — La ventilation des dettes financières par devises est la suivante :

Au 31 décembre (en millions d'euros)	2004		2005	
	Montant	%	Montant	%
Euro	747	78,8	1 063	86,3
Dollar US	103	10,9	94	7,7
Livre sterling	58	6,1	43	3,5
Autres devises	40	4,2	31	2,5
Total	948	100	1 231	100

III.4. Sûretés réelles. — Au 31 décembre 2005, les dettes financières sont garanties par des sûretés réelles à hauteur de 400 millions d'euros (526 millions d'euros au 31 décembre 2004), dont 174 millions d'euros relatifs à des dettes de location-financement.

III.5. Variation des dettes financières. — La variation des dettes financières s'analyse comme suit :

(En millions d'euros)	2004	2005
Au 1er janvier	1 005	948
Ecarts de conversion	-10	20
Variation de périmètre	5	
Nouveaux emprunts	158	514
Remboursements	-237	-210
Variation nette des tirages sur lignes de crédit	-7	-43
Autres mouvements	34	2
Au 31 décembre	948	1 231

Note 19. – Instruments financiers dérivés

Note 19.1. Couverture des risques de taux d'intérêts. — Au 31 décembre 2005, deux couvertures de taux d'intérêts sont en cours sous la forme de contrats d'échange de taux et de produits optionnels (cap et floor) portant sur un montant total de 496,8 millions d'euros (contre un montant de 500,2 millions d'euros au 31 décembre 2004), pour des périodes allant de 4 à 9 ans, relatives à :
— d'une part, le 28 octobre 2004 la Société a signé un contrat d'échange de taux d'intérêts relatif à l'Océane 2003 qui porte sur un notionnel de 460 millions d'euros et pour une période restant à courir de 4 années. Selon les termes de ce contrat d'échange de taux d'intérêts, la Société est payeur d'un taux variable (Euribor 12 mois postfixé - 0,59%) contre le taux fixe de l'Océane (2,5%). Le taux variable est plafonné à 3,41% et soumis à un taux plancher de 1,41%. Enfin, ce contrat d'échange comprend une clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du droit dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé d'obligations (Cf. § A) de la note 18 « Trésorerie nette »).
L'évaluation de ce contrat à la valeur de marché au 31 décembre 2005 fait apparaître en « Autres produits et charges financiers » un produit s'élevant à 1,4 millions d'euros.
— d'autre part, un contrat d'échange de taux (swap de taux d'intérêts) portant sur un notionnel de 36,8 millions d'euros, pour une période restant à courir de 9 ans, relatif à la couverture à hauteur de 50% du crédit bail contracté par la S.A.R.L. Immobilière Les Fontaines (Université Capgemini) en décembre 2002. Au terme du contrat d'échange de taux correspondant, la S.A.R.L. Immobilière Les Fontaines est payeur de taux fixe à 3,51% contre Euribor 3 mois.
L'évaluation de ce contrat à la valeur de marché au 31 décembre 2005 fait apparaître en « Autres produits et charges financiers » une perte de 0,2 million d'euros (contre une perte de 0,4 million d'euros au 31 décembre 2004).

Note 19.2. Couvertures des risques de change. — En 2005, le Groupe est couvert contre certains risques de variabilité de flux liés à des transactions futures (cf. infra) dans le cadre de ses activités d'infogérance en Inde et en Pologne (infogérance d'externalisation et de transformation des fonctions de support « Business Process Outsourcing »).
La mise en place de la comptabilité de couverture (Cf. Note 1.13. « Instruments financiers ») a conduit à comptabiliser :
— en capitaux propres ou en marge opérationnelle, la part efficace de la variation de la juste valeur des instruments dérivés (qualifiés comptablement de couverture) selon qu'elle concerne des transactions non réalisées au 31 décembre 2005 ou réalisées et comptabilisées sur l'exercice ;
— en « Autres produits et frais financiers », la part inefficace de la variation de la juste valeur des instruments dérivés qualifiés comptablement de couverture.
Au 31 décembre 2005, les couvertures de taux de change s'élèvent au total à 206,5 millions d'euros et sont les suivantes :
— couvertures commerciales à échéance 2006 et 2007 sous la forme de contrats d'achats / ventes de devises à terme pour une contre-valeur totale de 74 millions d'euros et qui portaient sur des montants en euros, dollars US, livres sterling, zlotys polonais, roupies indiennes, dollars australiens, couronnes suédoises et danoises ;
— couvertures financières à échéance 2006 sous la forme de contrats d'achats / ventes de devises à terme (swaps de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
- 85 millions de livres sterlings pour une contre-valeur de 124,6 millions d'euros ;
- 25 millions de dollars Hong Kong pour une contre-valeur de 2,7 millions d'euros ;

- 40 millions de couronnes suédoises pour une contre-valeur de 4,2 millions d'euros ;
- 1,5 millions de francs suisses pour une contre-valeur de 1 million d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2005 fait apparaître une perte de 1 million d'euros.

Note 20. — Provisions pour retraites et engagements assimilés.

La variation des provisions pour retraites et engagements assimilés se décompose de la manière suivante :

(En millions d'euros)	1er janvier 2005 (1)	Variations de périmètre	Dotations	Reprises	31 décembre 2005
Provisions pour retraites et engagements assimilés	427	-11	99	-67	448
Total	427	-11	99	-67	448

(1) Dont 1 million d'euros de passif courant.

Les variations de périmètre sur l'exercice résultent de la cession par le Groupe en janvier 2005 de sa participation de 25,22% dans la société IS Energy, et en août 2005, de 95% de sa participation dans la société Capgemini Japan K.K.

Il existe deux catégories de régimes de retraite :

— régimes à cotisations définies : ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Allemagne et Europe Centrale, les pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.

Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite et sont comptabilisés en charges de l'exercice. Les dettes relatives à ces régimes sont comptabilisées en dettes opérationnelles.

— régimes à prestations définies : il existe deux natures de régime comptabilisées dans les provisions pour retraites et engagements assimilés :

- les régimes à prestations définies couverts par des actifs : ces régimes existent au Royaume-Uni, au Canada et dans d'autres régions (Etats-Unis, Irlande, Suède, Benelux, Allemagne, Suisse et France).
- les régimes à prestations définies non couverts par des actifs : ces régimes correspondent à des indemnités de départ à la retraite et de couverture sociale. Les pays principalement concernés sont le Canada, la France, l'Allemagne et l'Europe Centrale et l'Italie.

Note 20.1. Provisions sur régimes de retraites à prestations définies couverts par des actifs.

— Analyse des engagements :

Au 31 décembre (En millions d'euros)	2004				2005			
	Royaume-Uni	Canada	Autres	Total	Royaume-Uni	Canada	Autres	Total
Dette actuarielle	993	138	72	1 203	1 572	212	104	1 888
Juste valeur des actifs de couverture	673	132	52	857	1 045	182	76	1 303
Engagements bruts	320	6	20	346	527	30	28	585
Ecarts actuariels non constatés	-24	-6	-3	-33	-198	-33	-13	-244
Coûts des services passés non constatés								
Engagements nets au bilan	296		17	313	329	-3	15	341
Montants à l'actif (1)		-16		-16		-11		-11
Montants au passif	296	16	17	329	329	8	15	352
Engagements nets au bilan	296		17	313	329	-3	15	341

(1) Les montants concernent en 2004 et en 2005 un excédent de couverture sur un plan au Canada.

Au 31 décembre 2005, le montant net des autres engagements (15 millions d'euros) porte essentiellement sur les Etats-Unis (9 millions d'euros), le Benelux (3 millions d'euros), l'Irlande (2 millions d'euros) et l'Allemagne et l'Europe Centrale (1 million d'euros).

— Analyse des variations des engagements :

(En millions d'euros)	Valeur actualisée de l'obligation	Juste valeur des actifs de couverture	Ecarts actuariels non reconnus	Engagements nets au bilan
Au 1er janvier 2005	1 203	-857	-33	313
Charge nette de l'exercice :				
Coût des services rendus	78			78
Intérêts financiers	73			73
Rendement attendu des actifs		-68		-68
Pertes/(Gains) actuariels nets reconnus				
Coût des services passés reconnus				

Prestations versées aux salariés	-31	28		-3
Contributions aux plans		-57		-57
Variations des écarts actuariels	313	-120	-193	
Ecarts de conversion	63	-50	-5	8
Contrat Aspire à la date de transfert	178	-165	-13	
Autres variations	11	-14		-3
Au 31 décembre 2005	1 888	-1 303	-244	341

La charge opérationnelle de l'exercice (78 millions d'euros) concerne pour l'essentiel le Royaume-Uni (59 millions d'euros) et le Canada (10 millions d'euros).
La charge financière de l'exercice correspondant à l'actualisation de l'obligation s'élève à 73 millions d'euros. Celle-ci concerne principalement le Royaume-Uni (54 millions d'euros).
Le produit de rendement attendu des actifs concerne pour l'essentiel le Royaume-Uni. Il est déterminé sur la base de taux détaillés ci-après (Cf. Hypothèses actuarielles).
Les prestations versées aux salariés (31 millions d'euros) portent sur le Royaume-Uni (14 millions d'euros), le Canada (8 millions d'euros) et divers autres pays (9 millions d'euros).
La variation des écarts actuariels sur l'exercice s'explique principalement par la baisse des taux d'actualisation des engagements au Royaume-Uni et au Canada (Cf. infra, Hypothèses actuarielles), et par l'adoption d'une nouvelle table de mortalité retenue au Royaume-Uni.
Le transfert des engagements liés à la signature du contrat Aspire au Royaume-Uni est intervenu sur l'exercice 2005, le délai offert aux employés pour rejoindre, à leur initiative, le régime de retraite de la société Capgemini UK Plc ayant pris fin au cours du premier semestre 2005. A la date du transfert, portant sur les droits de 1530 collaborateurs, le refinancement du plan a été pris en charge par le précédent prestataire de services, sur la base d'une évaluation d'actuaires.
Les principaux contributeurs aux plans sur l'exercice (57 millions d'euros) sont le Royaume-Uni (40 millions d'euros) et le Canada (12 millions d'euros).

— Effectifs :

	2004				2005			
	Royaume-Uni	Canada	Autres	Total	Royaume-Uni	Canada	Autres	Total
Salariés en activité	4 110	1 308	573	5 991	5 100	1 348	4 491	10 939
Anciens salariés	5 215	16	420	5 651	5 510	29	768	6 307
Retraités	751	50	10	811	865	55	16	936
Total	10 076	1 374	1 003	12 453	11 475	1 432	5 275	18 182

Le total des autres effectifs concerne pour l'essentiel l'Inde (3 489 salariés en 2005), et les dettes actuarielles s'y rapportant s'élèvent à 1 million d'euros au 31 décembre 2005. En Inde, un contrat d'assurance couvre le versement de primes de départ aux salariés ayant au moins deux ans d'ancienneté et quittant le Groupe.

— Hypothèses actuarielles :

	2004			2005		
	Royaume-Uni	**Canada**	**Autres**	**Royaume-Uni**	**Canada**	**Autres**
Taux d'actualisation des engagements (%)	5,4	6,0	3,5 - 7,0	4,8	5,25	2,6 - 7,4
Taux d'augmentation des salaires (%)	3,5	3,3	1,5 - 6,0	3,5	3,0 - 3,3	1,5 - 6,0
Rendement attendus des actifs de couverture (%)	7,0	7,0	1,5 - 8,5	6,9	7,0	3,3 - 8,5

Note 20.2. Provisions sur régimes de retraites à prestations définies non couverts par des actifs.

— Analyse des engagements :

Au 31 décembre (en millions d'euros)	**France**	**Canada**	**Suède**	**Allemagne et Europe Centrale**	**Italie**	**2005**	**2004**
						Total	**Total**
Dette actuarielle	31	34	13	24	14	116	108
Juste valeur des actifs de couverture							
Engagements bruts	31	34	13	24	14	116	108
Ecarts actuariels non constatés	-4	-3	-3	-5		-15	-5
Coûts des services passés non constatés	-5					-5	-5
Engagements nets au bilan	22	31	10	19	14	96	98

Montants à l'actif							
Montants au passif	22	31	10	19	14	96	98
Engagements nets au bilan	22	31	10	19	14	96	98

Il convient de noter qu'en France et en Italie le régime à prestations définies est relatif au service des indemnités de départ à la retraite.
Au Canada, le régime concerne principalement le service d'une couverture médicale.
En Allemagne et Europe Centrale, le régime concerne principalement des régimes de retraites venant en complément du régime légal.

— Analyse des variations des engagements :

(En millions d'euros)	Valeur actualisée de l'obligation	Juste valeur des actifs de couverture	Ecarts actuariels non reconnus	Coûts des services passés non reconnus	Engagements nets au bilan
Au 1er janvier 2005	108		-5	-5	98
Variations de périmètre	-11				-11
Charge nette de l'exercice :					
Coût des services rendus	11				11
Intérêts financiers	3				3
Prestations versées aux salariés	-5				-5
Variations des écarts actuariels	10		-10		
Différences de change	3				3
Autres variations	-3				-3
Au 31 décembre 2005	116		-15	-5	96

La charge opérationnelle sur l'exercice (11 millions d'euros) concerne la France (4 millions d'euros), le Canada (3 millions d'euros), l'Italie (3 millions d'euros) et l'Europe Centrale (1 million d'euros).

Les prestations versées aux salariés concernent principalement l'Italie (3 millions d'euros).

L'écart de conversion est essentiellement relatif au Canada.

— Effectifs :

	France	Canada	Suède	Allemagne et Europe Centrale	Italie	2005	2004
						Total	Total
Salariés en activité	16 894	1 348	37	432	1 278	19 989	23 767
Anciens salariés		29	1 053	66		1 148	986
Retraités		55	8	57		120	116
Total	16 894	1 432	1 098	555	1 278	21 257	24 869

— Hypothèses actuarielles :

	2004					2005				
	France	Canada	Suède	Allemagne et Europe Centrale	Italie	France	Canada	Suède	Allemagne et Europe Centrale	Italie
Taux d'actualisation des engagements (%)	4,7 - 5,0	6,0	4,4	5,0 - 6,0	4,8	4,2	6,0	4,4	3,7 - 5,5	4,0
Taux d'augmentation des salaires (%)	1,5 - 2,0	3,3	2,0	2,0 - 2,8	4,8	2,0	3,3	2,0	2,0 - 2,8	4,5

Note 21. — Provisions courantes et non courantes.

La variation des provisions courantes et non courantes se décompose de la manière suivante :

(En millions d'euros)	Provisions courantes et non courantes
Au 1er janvier 2005	39

Dotations	18
Reprises pour utilisation	-18
Reprises pour non utilisation	-10
Autres	5
Au 31 décembre 2005	34

Au 31 décembre 2005, les provisions courantes et non courantes concernent principalement des risques sur projets pour un montant de 28 millions d'euros, et des risques liés à des litiges sociaux pour un montant de 6 millions d'euros.

Note 22. — Autres dettes non courantes.

Les autres dettes non courantes comprennent principalement les dettes de restructuration liées aux mesures de rationalisation du parc immobilier engagées sur l'exercice aux Etats-Unis et sur les exercices précédents au Royaume-Uni et, en France, la part à plus d'un an de la réserve spéciale de participation.

Note 23. — Dettes opérationnelles.

Les dettes opérationnelles s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Fournisseurs	534	735
Avances et acomptes reçus des clients	538	609
Impôts et taxes	251	294
Personnel	697	787
Divers	62	65
Total	2 082	2 490

L'évolution du poste fournisseurs entre 2004 et 2005 est directement corrélée à l'évolution du poste achats et sous-traitance sur la même période, qui reflète principalement la part croissante des grands contrats d'infogérance dans l'activité du Groupe.

Note 24. — Dettes diverses.

Les dettes diverses courantes s'analysent entre la réserve spéciale de participation, les produits constatés d'avance et les autres dettes courantes, soit 19 millions d'euros au 31 décembre 2005 et 37 millions d'euros au 31 décembre 2004.
L'évolution sur l'exercice des dettes diverses résulte principalement du paiement en France de la participation reconnue sur les résultats de l'exercice 1999.

Note 25. — Rémunération des membres des organes de direction.

Le tableau ci-dessous analyse la rémunération au titre de 2005 des membres des organes de direction générale présents à la clôture de l'exercice, soit 20 personnes au 31 décembre 2005.

(En millions d'euros)	2005
Avantages à court terme hors charges patronales (1)	14 632
Avantages à court terme : charges patronales	2 451
Avantages postérieurs à l'emploi (2)	504
Rémunération en actions (3)	973

(1) Inclut les salaires bruts, rémunérations, primes, intéressement, jetons de présence et avantages en nature.
(2) Ce montant comprend essentiellement des indemnités conventionnelles de départ en retraite.
(3) Ce montant correspond à la charge annuelle liée aux attributions d'options de souscription d'actions.

Note 26. — Engagements hors bilan.

Note 26.1. Engagements reçus :

Au 31 décembre (en millions d'euros)	2004	2005
Engagements reçus :		

Sur contrats	7	11
Autres	4	4
Total	11	15

Engagements donnés

Au 31 décembre (en millions d'euros)	2004	2005
Engagements donnés:		
Sur locations non résiliables	1 078	1 046
Sur contrats	79	96
Autres	75	44
Total	1 232	1 186

— L'analyse des engagements donnés par le Groupe sur des locations non résiliables, par nature et par échéance, au 31 décembre 2005 est la suivante :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
N+1	56	173	47	5	281
N+2	27	151	37	4	219
N+3	14	133	24	3	174
N+4	3	104	8		115
N+5		83	1		84
N+6 et années ultérieures		173			173
Total 31 décembre 2005	100	817	117	12	1 046
Total 31 décembre 2004	69	888	112	9	1 078

L'évolution des engagements sur locations de bureaux non résiliables entre 2004 et 2005 est essentiellement liée aux mesures de rationalisation du parc immobilier (Cf. Note 5 « Autres produits et charges opérationnels »).
La variation des engagements sur locations de matériel informatique entre 2004 et 2005 s'explique principalement par la prise en compte de l'engagement total d'un certain nombre de contrats de loyer résultant de la signature du contrat d'infogérance avec Schneider Electric (Cf. Note 18 « Trésorerie nette »).
Les baux relatifs aux bureaux varient selon les zones géographiques, et s'étalent sur des périodes comprises entre 5 et 25 ans. La durée des contrats de véhicules s'étale de 3 à 5 ans.
Les engagements sur des locations non résiliables sont principalement donnés en Amérique du Nord (231 millions d'euros), au Royaume-Uni (198 millions d'euros), au Benelux (157 millions d'euros), en France (148 millions d'euros) et en Allemagne et Europe Centrale (120 millions d'euros). La charge de loyer reconnue en compte de résultat sur l'exercice s'élève à 212 millions d'euros.
— Les engagements sur contrats correspondent principalement aux commandes d'achat à venir dans le cadre de contrats d'achats globaux, et à des garanties bancaires données aux clients dans le cadre de projets.
— Les autres engagements recouvrent principalement :
- des cautions fiscales données à l'occasion de contentieux fiscaux en France et en Espagne,
- des engagements sociaux en Hollande et en Suède.

Note 26.2. Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe Capgemini et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du Groupe l'avaient quitté avant un certain délai (et au plus tard, le 23 mars 2005), elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.
Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50% ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.
A hauteur de 30 millions d'euros (contre 20 millions d'euros jusqu'au 15 octobre 2005), ce programme est couvert par l'intermédiaire d'une société Captive de ré-assurance consolidée par intégration globale, intégrant les protections en ré-assurance.
Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 millions d'euros et 33 millions d'euros à un établissement de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor Public, et ce pour une période allant jusqu'au 30 juin 2011.
Selon les normes IFRS, la cession des créances de carry-back est analysée comme une opération de financement garanti. L'analyse des risques et avantages attachés à ces créances a conduit à réintégrer les créances de carry-back au bilan consolidé pour leur valeur actuelle, en contrepartie des dettes financières. La dette et la créance devraient disparaître en 2011 lorsque les règlements par l'Etat au bénéfice du cessionnaire des créances de carry-back prévus en 2008 et en 2009 seront certains dans leur montant.
En date du 20 octobre 2003, la société Cap Gemini S.A. a lancé une Offre Publique d'Echange visant les actions de la société Transiciel, par laquelle les actionnaires de Transiciel se voient proposer par Capgemini d'échanger leurs actions selon l'une des deux options suivantes :
— 1ère branche : une parité d'échange de 1 (une) action Capgemini à émettre pour 3 actions Transiciel ;
— 2ème branche : une parité de 5 actions Capgemini à émettre et 16 bons d'attribution d'actions nouvelles Capgemini pour 16 actions Transiciel.

La seconde option comporte un mécanisme de complément de prix se traduisant par l'attribution d'actions Capgemini supplémentaires conditionnée à l'atteinte par le nouvel ensemble Sogeti/Transiciel d'objectifs de résultat au cours des années 2004 et 2005. Ce mécanisme de complément de prix est détaillé dans la note d'information ayant reçu le visa de la COB n°03-935 en date du 29 octobre 2003. Sous réserve de réalisation de ces objectifs, chaque bon d'attribution d'actions donnera droit à l'attribution au profit de son titulaire d'une quotité d'actions nouvelles Capgemini, jouissance 1er janvier 2006, soit un maximum de 508 600 actions à l'issue de la période de réouverture de l'offre le 28 janvier 2004. Au 31 décembre 2005, l'écart d'acquisition a été ajusté à hauteur du complément de prix estimé à 11 millions d'euros, soit 315 790 actions nouvelles (sous réserve de la validation par le tiers arbitre telle que prévue par l'article 1.4.13.10. de l'Offre Publique Alternative d'Echange), valorisées à 35,44 euros (cours de bourse du 18 décembre 2003, date de l'Assemblée Générale Extraordinaire ayant approuvé l'opération), en contrepartie des capitaux propres du Groupe.
Le 12 avril 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95% de sa participation dans la société Capgemini Japan K.K., pour un montant de 30 millions d'euros. Le contrat de cession stipule au bénéfice du Groupe Capgemini, une option de vente de ses 5% d'intérêts résiduels dans la société Zacatii Consulting Inc. (anciennement Capgemini Japan K.K.) ; et au bénéfice du groupe NTT Data Corporation, une option d'achat portant sur ces même titres. Ces options sont exerçables sur une période de deux ans (à partir du 14 juillet 2008) pour le montant le plus élevé entre la valeur de marché de ces titres à la date de l'exercice, et la valorisation de ces titres telle que déterminée à partir du montant initial de la transaction (soit 1,6 millions d'euros pour les 5% résiduels).
Dans un certain nombre de grands contrats signés par des sociétés du Groupe (en particulier les contrats "ASPIRE" signé avec Inland Revenue le 5 janvier 2004 pour un montant estimé à 3 milliards de livres Sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars, et Schneider Electric Industries SAS signé le 28 octobre 2004 pour un montant de 1,6 milliards d'euros), le Groupe a été amené à mettre en place une garantie de performance et/ou une garantie financière. Le contrat d'infogérance avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electric Delivery Company) prévoit par ailleurs, au profit du groupe TXU, hors clauses habituelles en la matière, un droit de résiliation dans le cas où la notation de crédit du Groupe viendrait à être abaissée au-dessous du niveau "investment grade". A noter qu'à la suite de l'abaissement de la notation de crédit du Groupe par Standard & Poors intervenue le 7 janvier 2005, le contrat s'est poursuivi.
Le Groupe Capgemini a signé le 25 mai 2004 avec France Telecom un contrat d'externalisation d'une partie de ses réseaux de télécommunications pour une durée de 8 ans, comportant un mécanisme d'indemnité au profit de France Telecom ou au profit de Capgemini conditionné respectivement par le niveau de réalisation, à la baisse ou à la hausse, du volume d'achat prévu au contrat. Les passifs éventuels de Capgemini à ce titre, en cas de non atteinte de l'objectif, s'élèvent au maximum à 19,8 millions d'euros au 31 décembre 2005.

Note 27. — Information sectorielle.

I. Information sectorielle par zones géographiques :

Au 31 décembre 2005, le Groupe exerce son activité dans huit zones géographiques détaillées ci-dessous:

Zones géographiques	Pays
Amérique du Nord	Canada, Etats-Unis, Mexique
Royaume-Uni et Irlande	Royaume-Uni, Irlande
Pays nordiques	Suède, Finlande, Danemark, Norvège
Benelux	Pays-Bas, Belgique, Luxembourg
Allemagne et Europe Centrale	Allemagne, Autriche, Suisse, Hongrie, Pologne, République Tchèque, Slovaquie, Serbie
France	France
Europe du Sud	Espagne, Portugal, Italie
Asie pacifique	Australie, Chine, Inde, Indonésie, Malaisie, Singapour

I. 1. Analyse du résultat sectoriel. — Le résultat sectoriel sur l'exercice 2005 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires											
Chiffre d'affaires hors-groupe	1 353	1 738	415	956	443	1 666	310	73			6 954
Chiffre d'affaires inter-segment	17	50	17	49	42	67	22	70		-334	
Chiffre d'affaires	1 370	1 788	432	1 005	485	1 733	332	143		-334	6 954
Marge opérationnelle											
Marge opérationnelle	-26	67	24	101	36	44	9	9	-39		225
%	-1,9	3,8	5,9	10,6	8,2	2,6	2,9	12,1			3,2
Résultat opérationnel											
Résultat opérationnel	20	56	14	85	50	16	5	8	-40		214
Coût de l'endettement financier net											-24
Autres produits et charges financiers											-14
Charge d'impôt											-35
Résultat net											141
Part du Groupe											141

(1) Les éléments non alloués correspondent aux frais de siège.

La marge opérationnelle de la France en 2005 est affectée par les résultats négatifs dégagés sur la période par le contrat Schneider. En effet, ce contrat démarré fin 2004 représente une opération ambitieuse et complexe de transformation qui a amené le Groupe, en accord avec le client, à ré-échelonner le planning du projet et re-négocier certains aspects du contrat.
Le résultat sectoriel sur l'exercice 2004 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires											
Chiffre d'affaires hors-groupe	1 351	1 288	391	857	477	1 479	299	93			6 235
Chiffre d'affaires inter-segment	13	35	12	45	23	64	12	50		-254	
Chiffre d'affaires	1 364	1 323	403	902	500	1 543	311	143		-254	6 235
Marge opérationnelle											
Marge opérationnelle	-108	8	1	46	15	54	-10	3	-33		-24
%	-8.0	0.6	0.3	5.4	3.1	3.6	-3.3	3.2			-0.4
Résultat opérationnel											
Résultat opérationnel	-149	-26	-15	-2	-6	-10	-41	1	-33		-281
Coût de l'endettement financier net											-28
Autres produits et charges financiers											1
Charge d'impôt											-226
Résultat net											-534
Part du Groupe											-534

(1) Les éléments non alloués correspondent aux frais de siège.

I.2. Analyse des charges d'amortissement et des charges sans contrepartie en trésorerie. — Sur l'exercice 2005, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysent comme suit:

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Total
Charges d'amortissement	-47	-47	-8	-25	-24	-25	-4	-5	-1	-186
Dotations aux provisions / reprises de provisions (1)	1	-1		-1		-10	-1	1		-11
Ecarts de change latents										
Total	-46	-48	-8	-26	-24	-35	-5	-4	-1	-197

(1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

Sur l'exercice 2004, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysent comme suit:

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Total
Charges d'amortissement	-49	-60	-9	-28	-32	-27	-5	-4	-1	-215
Dotations aux provisions	-2	-1		-2	-3	-3	-1	-3		-15
Ecarts de change latents										
Total	-51	-61	-9	-30	-35	-30	-6	-7	-1	-230

I.3. Analyse des actifs sectoriels et passifs sectoriels. — L'implantation des actifs dans le Groupe correspond à la localisation des clients, exception faite des centres d'externalisation tels que l'Inde.
Les actifs sectoriels et passifs sectoriels s'analysent comme suit au 31 décembre 2005 :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Elimination	Total
Actifs sectoriels hors Groupe	685	981	257	899	348	1 348	201	71	178		4 968
Actifs sectoriels inter-segments	22	22	9	19	15	65	9	18	36	-215	

Total des actifs sectoriels	707	1 003	266	918	363	1 413	210	89	214	-215	4 968
Impôts différés actifs											811
Etat – Impôt sur les bénéfices											21
Placements à court terme											1 805
Instruments dérivés (1)											
Total actif											7 605
Passifs sectoriels hors Groupe	601	901	155	321	165	861	143	38	28		3 213
Passifs sectoriels inter-segments	41	46	11	32	18	45	10	-1	10	-212	
Total des passifs sectoriels	642	947	166	353	183	906	153	37	38	-212	3 213
Situation nette de l'ensemble consolidé											2 992
Impôts différés passifs											121
Dette d'impôt courant											47
Dettes financières											1 231
Instruments dérivés (1)											1
Total passif											7 605

(1) Couverture des risques de taux d'intérêt (Cf. Note 19 « Instruments financiers dérivés »).

Les actifs sectoriels et passifs sectoriels s'analysent comme suit au 31 décembre 2004 :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Elimination	Total
Actifs sectoriels hors Groupe	690	1 010	299	814	383	1 210	209	57	158		4 830
Actifs sectoriels inter-segments	29	23	6	21	11	35	6	15	21	-167	
Total des actifs sectoriels	719	1 033	305	835	394	1 245	215	72	179	-167	4 830
Impôts différés actifs											775
Etat – Impôt sur les bénéfices											29
Placements à court terme											1 001
Instruments dérivés (1)											1
Total actif											6 636
Passifs sectoriels hors Groupe	464	731	176	225	200	756	161	34	2		2 749
Passifs sectoriels inter-segments	36	23	7	23	31	23	8	9	3	-163	
Total des passifs sectoriels	500	754	183	248	231	779	169	43	5	-163	2 749
Situation nette de l'ensemble consolidé											2 788
Impôts différés passifs											95
Dette d'impôt courant											56
Dettes financières											948
Instruments dérivés (1)											
Total passif											6 636

(1) Couverture des risques de taux d'intérêt (Cf. Note 19 « Instruments financiers dérivés »).

I.4. Analyse des acquisitions d'immobilisations corporelles et incorporelles. — Les acquisitions d'immobilisations corporelles et incorporelles s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2004	2005
Amérique du Nord	35	38
Royaume-Uni et Irlande	61	27

Pays nordiques	8	8
Benelux	20	9
Allemagne et Europe Centrale	54	20
France	29	24
Europe du Sud	2	8
Asie pacifique	7	8
Total	216	142

Il convient de noter que le montant des acquisitions d'immobilisations corporelles et incorporelles (142 millions d'euros) diffère du montant présenté en tableaux de flux de trésorerie du fait de l'exclusion dans ce dernier des transactions sans effet de trésorerie (acquisitions d'actifs détenus en location-financement).

II. Information sectorielle par métiers. — Au 31 décembre 2005, les prestations du Groupe s'organisent autour de quatre métiers :
Le Conseil, qui a pour mission de contribuer à l'amélioration des performances des entreprises clientes grâce à une connaissance approfondie de leurs activités et de leurs processus. Ce métier répond à l'appellation de « Consulting Services ».
L'intégration de systèmes et applications informatiques, qui permet de planifier, de concevoir, de diriger et de développer des systèmes et des applications informatiques (« Technology Services »).
L'Infogérance, qui prend en charge totalement ou partiellement l'infogérance de transformation et l'externalisation des fonctions de support « Business Process Outsourcing » (BPO), dans un ensemble de services appelés « Outsourcing Services ».
Les Services Informatiques de Proximité, qui proposent au sein de l'entreprise un accompagnement et un savoir-faire informatiques (« Local Professional Services »).
La ventilation du chiffre d'affaires par métier s'analyse comme suit :

(En millions d'euros)	2004		2005	
	Montant	%	Montant	%
Conseil	1 027	16	918	13
Intégration de systèmes et applications informatiques	2 163	35	2 307	33
Infogérance	2 034	33	2 611	38
Services Informatiques de Proximité	1 011	16	1 118	16
Total	6 235	100	6 954	100

La ventilation de la marge opérationnelle par métier s'analyse comme suit :

(En millions d'euros)	2004		2005	
	Montant	%	Montant	%
Conseil	10	1,1	41	4,5
Intégration de systèmes et applications informatiques	-44	-2,0	118	5,1
Infogérance	-40	-2,0	3	0,1
Services Informatiques de Proximité	83	7,8	102	9,1
Non alloué	-33		-39	
Total	-24	-0,4	225	3,2

Note 28. — Effectifs.

Note 28.1. Effectifs moyens. — Les effectifs moyens se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	2003		2004		2005	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	8 832	18	8 338	15	7 381	12
Royaume-Uni et Irlande	6 651	14	7 471	13	8 668	15
Pays nordiques	3 926	8	3 652	6	3 439	6
Benelux	8 098	16	8 356	15	8 402	14
Allemagne et Europe Centrale	3 026	6	3 256	6	3 487	6
France	12 905	26	18 443	32	19 196	32
Europe du Sud	4 563	9	5 210	9	5 246	9

Asie pacifique	1 655	3	2 509	4	3 762	6
Non alloué	149		152		153	
Total	49 805	100	57 387	100	59 734	100

Note 28.2. Effectifs de fin d'année. — Les effectifs de fin d'année se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

Au 31 décembre	2003		2004		2005	
	Effectifs (*)	**%**	**Effectifs**	**%**	**Effectifs**	**%**
Amérique du Nord	7 914	14	8 893	15	6 351	10
Royaume-Uni et Irlande	6 496	12	8 534	14	8 826	15
Pays nordiques	3 672	7	3 485	6	3 429	6
Benelux	8 540	15	8 306	14	8 613	14
Allemagne et Europe Centrale	3 055	5	3 390	6	3 732	6
France	18 301	33	18 508	31	19 714	32
Europe du Sud	5 404	10	5 151	9	5 591	9
Asie pacifique	2 053	4	2 901	5	4 628	8
Non alloué	141		156		152	
Total	55 576	100	59 324	100	61 036	100

(*) Dont effectifs de Transiciel (7 272 personnes), intégré au 31 décembre 2003.

Note 29. — Evénements postérieurs à la clôture.

Le 16 janvier 2006, la société TXU Energy Company LLC a fait état auprès de notre filiale Capgemini Energy LP d'un manquement présumé aux engagements de service des centres d'appel tels qu'ils ressortent des indicateurs de satisfaction des clients mentionnés aux contrats. Le 2 février, Capgemini Energy LP a répondu à TXU en contestant formellement ces manquements présumés et des négociations sont actuellement en cours qui devraient aboutir prochainement. Bien que TXU n'ait pas renoncé à ces droits contractuels, il est à noter que TXU n'a entrepris aucune démarche visant à mettre un terme à tout ou partie du contrat et continue à faire état dans diverses communications financières des effets bénéfiques de sa relation avec Capgemini et des améliorations significatives enregistrées dans les résultats et les performances y compris dans le domaine de la relation client.
Le 2 février 2006, dans le cadre d'un appel d'offre lancé par General Motors, Capgemini America Inc., Capgemini UK Plc, Capgemini Systems GmbH et Capgemini International B.V. ont co-signé un contrat de plus de 500 millions de dollar US sur une durée de cinq ans couvrant plusieurs projets importants relatifs à la mise en oeuvre par General Motors d'une externalisation dite de troisième génération.
Le 14 février 2006, la société Cap Gemini S.A. a reçu une assignation devant le Tribunal de Commerce de Paris actionné par Monsieur Georges Cohen, ancien dirigeant de la société Transiciel qu'elle avait acquise en décembre 2003 via une offre publique d'échange, lequel conteste à la fois la parité d'échange retenue dans cette offre et les conditions dans lesquelles il a été amené à quitter le Groupe. Le Groupe considère que la demande de Monsieur Georges Cohen est totalement infondée et en conséquence n'a constitué aucune provision à ce titre dans ses comptes au 31 décembre 2005.
Le conseil d'administration proposera à l'assemblée générale de verser aux actionnaires du Groupe au titre de l'exercice 2005 un dividende de 0,5 euros par action.

Note 30. — Liste par pays des sociétés consolidées.

Le nombre de sociétés consolidées au 31 décembre 2005 s'élève à 108.

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Allemagne	Capgemini Deutschland GmbH	100,0%	IG
	Capgemini Deutschland Holding GmbH	100,0%	IG
	Capgemini Systems GmbH	100,0%	IG
	Software Design and Management AG (Münich)	100,0%	IG
	Sogeti Deutschland GmbH	100,0%	IG
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100,0%	IG
Australie	Capgemini Australia Pty Ltd.	100,0%	IG
	Capgemini Business Services Australia Pty Ltd.	100,0%	IG
Autriche	Capgemini Consulting Österreich AG	100,0%	IG
Belgique	Capgemini Belgium N.V./S.A.	100,0%	IG
	Sogeti Belgium S.A.	100,0%	IG

	Sogeti-Transiciel International S.A.	100,0%	IG
Canada	Capgemini New Brunswick Inc.	100,0%	IG
	Capgemini Nova Scotia Ltd.	100,0%	IG
	Capgemini Canada Inc.	100,0%	IG
	Inergi Inc.	100,0%	IG
	Inergi LP	100,0%	IG
	New Horizons System Solutions LP	100,0%	IG
	New Horizons System Solutions Inc.	100,0%	IG
Chine	Capgemini (Shanghai) Co. Ltd.	100,0%	IG
	Capgemini Hong Kong Ltd.	100,0%	IG
	Capgemini Data Processing Shenzen Ltd.	100,0%	IG
	Capgemini Business Services (China) Ltd.	100,0%	IG
	OneResource Ltd	100,0%	IG
	Capgemini Business Services (Asia) Ltd.	100,0%	IG
Danemark	Capgemini Danmark AS	100,0%	IG
Espagne	Capgemini España, S.L.	100,0%	IG
	Sogeti España S.L.	100,0%	IG
Etats-Unis	BiosGroup Inc.	38,03%	MEQ
	BIOS GP Inc.	100,0%	IG
	Capgemini America Inc.	100,0%	IG
	Capgemini Applications Services LLC	100,0%	IG
	Capgemini Kansas City Service Center LLC	100,0%	IG
	Capgemini U.S. Consulting B.V.	100,0%	IG
	Capgemini Holding Inc.	100,0%	IG
	Capgemini U.S. LLC	100,0%	IG
	Capgemini North America Inc.	100,0%	IG
	Capgemini Technologies LLC	100,0%	IG
	Capgemini Government Solutions LLC	100,0%	IG
	Sogeti USA LLC	100,0%	IG
	Capgemini Energy GP LLC	100,0%	IG
	Capgemini Energy Holdings LLC	100,0%	IG
	Capgemini Energy LP	97,1%	IG
Finlande	Capgemini Finland Oy	100,0%	IG

IG = Intégration global, MEQ = Mise en équivalence.

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
France	Cap Gemini S.A.	Société mère	IG
	Answork	14,8%	MEQ
	Capgemini France S.A.S	100,0%	IG
	Capgemini Gouvieux S.A.S	100,0%	IG
	Capgemini Service S.A.S.	100,0%	IG
	Capgemini Université S.A.S	100,0%	IG
	Immobilière Les Fontaines S.A.R.L.	100,0%	IG
	SCI Béhoust	100,0%	IG
	SCI Paris Etoile	100,0%	IG
	Capgemini Consulting S.A.S.	100,0%	IG
	Capgemini Finance et Services S.A.S.	100,0%	IG
	Capgemini Industrie et Distribution S.A.S.	100,0%	IG

	Capgemini Est S.A.S.	100,0%	IG
	Capgemini Ouest S.A.S.	100,0%	IG
	Capgemini Sud S.A.S.	100,0%	IG
	Capgemini Outsourcing Services S.A.S.	100,0%	IG
	Capgemini OS Electric S.A.S.	100,0%	IG
	Cap Gemini Telecom & Media S.A.S	100,0%	IG
	Sogeti-Transiciel S.A.S.	100,0%	IG
	Sogeti-Transiciel Infrastructure Service S.A.S.	100,0%	IG
	Sogeti-Transiciel Application Service S.A.S.	100,0%	IG
	Sogeti-Transitiel Technology S.A.S.	100,0%	IG
	Sogeti-Transiciel Régions S.A.	100,0%	IG
	Sinfor Automation S.A.	100,0%	IG
	Sogeti-Transiciel Services S.A.S.	100,0%	IG
	Retec S.A.	100,0%	IG
	Chryseis Micro et Réseaux E.U.R.L.	100,0%	IG
Grande-Bretagne	Capgemini UK Plc	100,0%	IG
	CGS Holdings Ltd.	100,0%	IG
	Gemini Consulting Holding Ltd. (UK)	100,0%	IG
	Sogeti UK	100,0%	IG
Hongrie	Capgemini Magyarorszag Kft	100,0%	IG
Inde	Capgemini Consulting India Private Ltd.	100,0%	IG
Irlande	Capgemini Ireland Ltd.	100,0%	IG
Italie	Capgemini Italia S.p.A.	100,0%	IG
Luxembourg	Sogeti Luxembourg S.A.	100,0%	IG
	Capgemini Reinsurance Company S.A.	100,0%	IG
	Sogeti PSF Luxembourg S.A.	100,0%	IG
Mexique	Capgemini Mexico S. de R.L. de C.V.	100,0%	IG
Norvege	Capgemini Norge AS	100,0%	IG
Pays bas	Capgemini Outsourcing B.V.	100,0%	IG
	Capgemini Interim Management B.V.	100,0%	IG
	Capgemini Nederland B.V.	100,0%	IG
	Capgemini Sourcing B.V.	100,0%	IG
	Capgemini Educational Services B.V.	100,0%	IG
	Capgemini N.V.	100,0%	IG
	Paul Postma Marketing Consultancy B.V.	100,0%	IG
	Capgemini Datacenter Amsterdam B.V.	100,0%	IG
	Sogeti Nederland B.V.	100,0%	IG
	Capgemini International B.V.	100,0%	IG
	Cap Gemini Telecom Media & Networks Nederland B.V.	100,0%	IG
Pologne	Capgemini Polska Sp z.o.o.	100,0%	IG
Portugal	Capgemini Portugal, Serviços de Consultoria e Informatica S.A.	100,0%	IG
République Tchèque	Capgemini Czech Republic S.r.o.	100,0%	IG
Serbie	Capgemini d.o.o (Serbia and Montenegro)	100,0%	IG
Singapour	Capgemini Asia Pacific Pte Ltd.	100,0%	IG
Slovaquie	Capgemini Slovensko. s.r.o.	100,0%	IG
Suede	Capgemini AB	100,0%	IG
	Capgemini Sverige AB	100,0%	IG
	Sogeti Sverige AB	100,0%	IG

Suisse	Capgemini Suisse S.A.	100,0%	IG
	SD&M Schweiz AG	100,0%	IG
	Ad Hoc Management	100,0%	IG
	Sogeti Suisse S.A.	100,0%	IG

IG = Intégration global, MEQ = Mise en équivalence

Note 31. — Effets sur les comptes 2004 de la transition aux normes IFRS.

I. Contexte : en application du règlement européen n°1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du Groupe Capgemini au titre de l'exercice clos le 31 décembre 2005 ont été établis conformément aux normes comptables internationales IAS/IFRS, édictées par l'IASB (International Accounting Standard Board), applicables au 31 décembre 2005 telles qu'approuvées par l'Union Européenne. Les premiers comptes consolidés publiés selon les normes IAS/IFRS sont ceux du premier semestre 2005 présentés avec un exercice comparatif au titre du premier semestre 2004 établi selon le même référentiel.
Aux fins de comparaison avec 2004, le Groupe a préparé des informations financières 2004 retraitées selon les normes IAS/IFRS présentant :
— le bilan à la date de transition, soit le 1er janvier 2004 ;
— la situation financière au 31 décembre 2004 et la performance de l'exercice 2004.
Ces informations financières 2004 retraitées en IFRS sur l'impact chiffré attendu du passage aux IFRS ont été annexées dans le rapport semestriel 2005 du Groupe Capgemini (Cf. IV « Principaux impacts liés à l'adoption des normes IAS/IFRS sur les états financiers »), et préparées en appliquant aux données 2004 les normes et interprétations IFRS que le Groupe estimait devoir appliquer pour la préparation de ses comptes consolidés comparatifs au 31 décembre 2005. Il convient de noter que le bilan d'ouverture à partir duquel les comptes consolidés de l'exercice 2005 ont été effectivement établis et présentés dans le rapport annuel 2005, est identique à celui présenté dans le rapport semestriel 2005 du Groupe Capgemini.
La base de la préparation de ces informations financières 2004 décrite en notes résulte en conséquence :
— des normes et interprétations IFRS applicables de manière obligatoire au 31 décembre 2005 ;
— des options retenues et des exemptions utilisées par le Groupe pour l'établissement des premiers comptes consolidés IFRS au 31 décembre 2005.
Ces informations ont fait l'objet d'un examen par le Comité d'audit et de diligences d'audit par les commissaires aux comptes.

II. Présentation des normes et interprétations appliquées pour l'établissement de ces premières informations chiffrées IFRS.

II.1. Présentation des normes appliquées. — Cf. Note 1 « Règles et méthodes comptables ».

II.2. Description des options comptables liées à la première adoption des IFRS. — Hors options de première application, le retraitement des valeurs d'entrée des actifs et des passifs au 1er janvier 2004 a été effectué de façon rétrospective comme si ces normes avaient toujours été appliquées.
Les options de première application retenues par le Groupe conformément à la norme IFRS 1 « Première application des normes d'information financière internationale » sont les suivantes :

— Regroupements d'entreprises : le Groupe a choisi de ne pas retraiter selon les dispositions prévues par la norme IFRS 3 les regroupements d'entreprises antérieurs au 1er janvier 2004.

— Avantages du personnel (écarts actuariels sur engagements de retraites) : le Groupe a retenu l'option de première application consistant à reconnaître en provisions pour retraites et engagements assimilés à la date de transition les écarts actuariels cumulés non encore constatés, en contrepartie des capitaux propres consolidés. Cet ajustement a un impact après impôts négatif de 9 millions d'euros sur les capitaux propres consolidés au 1er janvier 2004.

— Montant cumulé des différences de conversion : le Groupe Capgemini a reclassé en réserves consolidées les écarts de conversion cumulés relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004 pour un montant total de -236 millions d'euros. Cet ajustement est sans impact sur le total des capitaux propres au 1er janvier 2004. La valeur des écarts de conversion dans les comptes consolidés établis selon les normes IFRS est ainsi réputée nulle au 1er janvier 2004. A noter qu'en cas de cession ultérieure de ces filiales, le résultat de cession n'incorporera pas la reprise des écarts de conversion constatés antérieurement au 1er janvier 2004.

— Transactions fondées sur des actions : le Groupe a appliqué la norme IFRS 2 « Paiement fondé sur des actions » pour les plans de stock-options octroyés après le 7 novembre 2002 et dont les droits ne sont pas encore acquis au 1er janvier 2005. Ce retraitement n'a pas d'impact sur les capitaux propres d'ouverture. La charge comptabilisée au titre de l'exercice 2004 s'élève à 4 millions d'euros.
Les options de première application non retenues par le Groupe conformément à la norme IFRS 1 « Première application des normes d'information financière internationale » sont les suivantes :
— juste valeur ou réévaluation utilisée comme coût présumé ;
— instruments financiers composés ;
— actifs et passifs de filiales, d'entreprises associées et de co-entreprises ;
— désignation d'instruments financiers précédemment comptabilisés ;
— contrats d'assurance ;
— passifs de démantèlement inclus dans le coût des immobilisations corporelles ;
— contrats de location ;
— évaluation à la juste valeur d'actifs et de passifs financiers lors de leur comptabilisation initiale.

III. Tableau de rapprochement du bilan et du compte de résultat entre principes comptables français et normes IFRS :

III.1. Analyse du passage au nouveau format du bilan consolidé au 1er janvier 2004 (reclassements) :

Actif (en millions d'euros)	Comptes français au 01/01/04	Avances et acomptes reçus	Créances opération-nelles	Impôts différés	Actifs destinés à être cédés	Autres	Comptes français présentés au format IFRS	Actif (en millions d'euros)
Notes section IV		10						

Immobilisations incorporelles	1 849					14	1 863	Immobilisations incorporelles
Immobilisations corporelles	471				-21	-2	448	Immobilisations corporelles
Immobilisations financières	88						88	Immobilisations financières
Impôts différés actifs long terme	671			103			774	Impôts différés
			7			-1	6	Créances non courantes
Total des actifs à long terme	3 079		7	103	-21	11	3 179	Total actif non courant
Créances opérationnelles	1 411	343	-28			12	1 738	Créances opérationnelles
Créances diverses	320		21	-103		-6	232	Créances diverses
					21		21	Actifs destinés à être cédés
Placements à court terme	929						929	Placements à court terme
Banques	292						292	Banques
Total de l'actif circulant	2 952	343	-7	-103	21	6	3 212	Total actif courant
Total actif	6 031	343				17	6 391	Total actif

Passif (en millions d'euros)	Comptes français au 01/01/2004	Avances et acomptes reçus	Provisions pour engagements de retraite et assimilés	Provision pour risques et charges	Autres dettes	Réserve de participation des salariés	Dette d'impôt courant	Impôts différés	Autres	Comptes français présentés au format IFRS	Passif (en millions d'euros)
Notes section IV		10									
Capital social	1 049									1 049	Capital social
Primes d'émission et d'apport	2 220									2 220	Primes d'émission et d'apport
Réserves et report à nouveau	82									82	Réserves et report à nouveau
Capitaux propres	3 351									3 351	Capitaux propres part du Groupe
Dettes financières à long terme	722								-3	719	Dettes financières à long terme
								70		70	Impôts différés
			101						-1	100	Provisions pour retraites et engagements assimilés
Provisions et autres passifs long terme	258		-101	-19		-62		-52		24	Provisions non courantes
					50	62			1	113	Autres dettes non courantes
Total des Passifs à long terme	980			-19	50			18	-3	1 026	Total Passif non courant
Dettes financières à court terme et découverts bancaires	233								3	236	Dettes financières à court terme et découverts bancaires
Dettes opérationnelles	1 384	343			-50	-13			9	1 673	Dettes opérationnelles
				19						19	Provisions courantes
							53		8	61	Dette d'impôt sur le résultat

Dettes diverses	83					13	-53	-18		25	Dettes diverses
Total des Passifs à court terme	1 700	343		19	-50			-18	20	2 014	Total Passif courant
Total passif	6 031	343							17	6 391	Total Passif

N.B : les colonnes « Autres » dans les tableaux A) et suivants concernent un agrégat de retraitements non significatifs

III. 2. Analyse de la transition du bilan consolidé au 1er janvier 2004.

Passif (en millions d'euros)	Comptes français présentés au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'info-gérance	Provisions pour engagements de retraite et assimilés	Carry-back	Annulation de l'actualisation des impôts différés	Océane	Location financement	Autres	IFRS 01/01/2004
Notes section IV		1	2	3	5	5	7	8		
Capital social	1 049									1 049
Primes d'émission et d'apport	2 220									2 220
Réserves et report à nouveau	82	12	-20	-279		218	33	-1	-7	38
Capitaux propres part du Groupe	3 351	12	-20	-279		218	33	-1	-7	3 307
Dettes financières à long terme	719				75		-61	56	1	790
Impôts différés	70						20		4	94
Provisions pour retraites et engagements assimilés	100			285						385
Provisions non courantes	24									24
Autres dettes non courantes	113								10	123
Total Passif non courant	1 026			285	75		-41	56	15	1 416
Dettes financières à court terme et découverts bancaires	236							10		246
Dettes opérationnelles	1 673									1 673
Provisions courantes	19			1						20
Dette d'impôt sur le résultat	61									61
Dettes diverses	25								3	28
Total Passif courant	2 014			1				10	3	2 028
Total passif	6 391	12	-20	7	75	218	-8	65	11	6 751
Engagements donnés	1 343									

N.B : Les engagements hors-bilan ne sont plus présentés au bas du bilan mais dans des tableaux distincts présentés en notes III.9 et III.10.

III. 3. Analyse du passage au nouveau format du bilan consolidé au 31 décembre 2004 (reclassements) :

Actif (en millions d'euros)	Comptes français au 31/12/2004	Avances et acomptes reçus	Créances opérationnelles	Impôts différés	Actifs destinés à être cédés	Autres	Comptes français présentés au format IFRS	Actif (en millions d'euros)
Notes section IV		10						
Immobilisations incorporelles	1 884					2	1 886	Immobilisations incorporelles
Immobilisations corporelles	460				-17	-3	440	Immobilisations corporelles
Immobilisations financières	64						64	Immobilisations financières
Impôts différés actifs long terme	558			95		-5	648	Impôts différés
			18			-9	9	Créances non courantes
Total des actifs à long terme	2 966		18	95	-17	-15	3 047	Total actif non courant
Créances opérationnelles	1 316	484	-18			23	1 805	Créances opérationnelles
Créances diverses	296			-95		10	211	Créances diverses
					17		17	Actifs destinés à être cédés

Placements à court terme	1 001						1 001	Placements à court terme
Banques	251						251	Banques
Total de l'actif circulant	2 864	484	-18	-95	17	33	3 285	Total actif courant
Total actif	5 830	484				18	6 332	Total actif

Passif (en millions d'euros)	Comptes français au 31/12/2004	Avances et acomptes reçus	Provisions pour engage-ments de retraite et assimilés	Provision pour risques et charges	Autres dettes	Réserve de particip-ation des salariés	Dette d'impôt courant	Impôts différés	Autres	Comptes français présentés au format IFRS	Passif (en millions d'euros)
Notes section IV		10									
Capital social	1 051									1 051	Capital social
Primes d'émission et d'apport	2 226									2 226	Primes d'émission et d'apport
Réserves et report à nouveau	82									82	Réserves et report à nouveau
Résultat	-359									-359	Résultat
Capitaux propres	3 000									3 000	Capitaux propres part du groupe
Intérêts minoritaires	2									2	Intérêts minoritaires
Situation nette de l'ensemble consolidé	3 002									3 002	Situation nette de l'ensemble consolidé
Dettes financières à long terme	653								1	654	Dettes financières à long terme
								78	-4	74	Impôts différés
			123						-3	120	Provisions pour retraites et engagement s assimilés
Provisions et autres passifs à long terme	255		-123	-18		-38		-55	-2	19	Provisions non courantes
					78	38				116	Autres dettes non courantes
Total des passifs à long terme	908			-18	78			23	-8	983	Total passif non courant
Dettes financières à court terme et découverts bancaires	197								-1	196	Dettes financières à court terme et découverts bancaires
Dettes opération-nelles	1 634	484			-78	-23			23	2 040	Dettes opérationnelles
				18					4	22	Provisions courantes
							56			56	Dette d'impôt sur le résultat
Dettes diverses	89					23	-56	-23		33	Dettes diverses
Total des passifs à court terme	1 920	484		18	-78			-23	26	2 347	Total passif courant
Total passif	5 830	484							18	6 332	Total passif

III.4. Analyse de la transition du bilan consolidé au 31 décembre 2004 : ....

Actif (en millions d'euros)	Comptes français au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Dépréciation et amortissement écarts d'acquisition	Intégration Transiciel	Carry-back	Annulation de l'actualisation des impôts différés	Océane	Location financement	Option de vente sur intérêts minoritaires	Autres	IFRS 31/12/2004
Notes section IV		1	2	3	4	4	5	6	7	8	9		
Immobilisations incorporelles	1 886		-4		26	-16					71		1 963
Immobilisations corporelles	440									7		2	449
Immobilisations financières	64												64
Impôts différés	648		9	7				106				5	775
Créances non courantes	9						112					3	124
Total Actif non courant	3 047		5	7	26	-16	112	106		7	71	10	3 375
Créances opérationnelles	1 805	2	7										1 814
Créances diverses	211		-26						-6			-1	178
Actifs destinés à être cédés	17												17
Placements à court terme	1 001												1 001
Banques	251												251
Total Actif courant	3 285	2	-19						-6			-1	3 261
Total actif	6 332	2	-14	7	26	-16	112	106	-6	7	71	9	6 636
Engagements reçus	11												

Passif (en millions d'euros)	Comptes français au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Dépréciation et amortissement écarts d'acquisition	Intégration Transiciel	Carry-back	Annulation de l'actualisation des impôts différés	Stock options	Océane	Location financement	Option de vente sur intérêts minoritaires	Autres	IFRS 31/12/2004
Notes section IV		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)	(H)	(I)		
Capital social	1 051													1 051
Primes d'émission et d'apport	2 226													2 226
Réserves et report à nouveau	82	14	-20	-278				218	4	33	-1		-7	45
Résultat	-359	-55	6	-19	26	-16		-112	-4	-5	1	-2	5	-534
Capitaux propres part du Groupe	3 000	-41	-14	-297	26	-16		106		28		-2	-2	2 788
Intérêts minoritaires	2											-2		
Situation nette de l'ensemble consolidé	3 002	-41	-14	-297	26	-16		106		28		-4	-2	2 788
Dettes financières à long terme	654						112			-52	4	51	-1	768
Impôts différés	74									18			3	95
Provisions pour retraites et engagements assimilés	120			306										426
Provisions non courantes	19													19
Autres dettes non courantes	116											24	5	145
Total passif non courant	983			306			112			-34	4	75	7	1 453
Dettes financières à court terme et découverts bancaires	196										3		1	200
Dettes opération-nelles	2 040	43											-1	2 082
Provisions courantes	22			-2										20
Dette d'impôt sur le résultat	56													56
Dettes diverses	33												4	37
Total passif courant	2 347	43		-2							3		4	2 395
Total passif	6 332	2	-14	7	26	-16	112	106		-6	7	71	9	6 636
Engagements donnés	1 379													

III. 5. Analyse du passage au nouveau format du compte de résultat 2004 (reclassements) :

(En millions d'euros)	Format français 2004	Créance de carry-back	Profits et pertes de change	Coûts de restructuration	Cession d'activités	Cession vertex	Dépréciation écarts d'acquisition	Autres produits et charges	Format IFRS 2004
Chiffre d'affaires	6 291								6 291
Coûts des services rendus	-4 699								-4 699
Frais commerciaux	-610								-610
Frais généraux et administratifs	-924	-6	-6					-4	-940
Marge opérationnelle	58	-6	-6					-4	42
Autres produits et charges opérationnels				-220	6		-11		-225
Résultat opérationnel	58	-6	-6	-220	6		-11	-4	-183
Coût de l'endettement financier brut	-38							-1	-39
Produits de trésorerie et d'équivalents de trésorerie	18								18
Coût de l'endettement financier net	-20							-1	-21
Autres produits et charges financiers	-4		-1			18		-3	10
Autres produits et charges	-217	6	7	220	-6	-18		8	
Résultat net avant impôts	-183						-11		-194
Charge d'impôts	-125								-125
Résultat net avant intérêts minoritaires	-308						-11		-319
Intérêts minoritaires									
Résultat net avant amortissements des écarts d'acquisition	-308						-11		-319
Amortissements des écarts d'acquisition	-51						11		-40
Résultat Net (part du Groupe)	-359								-359

La principale modification affectant la présentation du compte de résultat concerne la notion de *Marge opérationnelle* et de *Résultat opérationnel*. La différence entre les deux notions correspond à la prise en compte des *Autres produits et charges opérationnels* tel que définis dans la recommandation n°2004-R.02 du 27 octobre 2004 du Conseil National de la Comptabilité, correspondant à des éléments en nombre très limité, inhabituels et peu fréquents, de montant particulièrement significatifs (Cf. détails en pied de note F).

III. 6. Analyse de la transition du compte de résultat 2004 :

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Ecarts d'acquisition	Intégration Transiciel	Carry-back	Annulation de l'actualisation des impôts différés	Stock options	Océane	Autres	IFRS 2004
Notes section IV		1	2	3	4	4	5	5	6	7		
Chiffre d'affaires	6 291	-56										6 235
Coûts des services rendus	-4 699		6	-11	-5						-3	-4 712
Frais commerciaux	-610			-1								-611
Frais généraux et administratifs	-940			-1			4				1	-936
Marge opérationnelle	42	-56	6	-13	-5		4				-2	-24
Autres produits et charges opérationnels (1)	-225				-8	-25			-4		5	-257
Résultat opérationnel	-183	-56	6	-13	-13	-25	4		-4		3	-281
Coût de l'endettement financier brut	-39						-4			-9	6	-46
Produits de trésorerie et d'équivalents de trésorerie	18											18
Coût de l'endettement financier net (2)	-21									-9	6	-28
Autres produits et charges financiers (3)	10			-6							-3	1
Résultat net avant impôts	-194	-56	6	-19	-13	-25			-4	-9	6	-308
Charge d'impôts	-125	1			-1	9		-112		3	-1	-226
Résultat net avant intérêts minoritaires	-319	-55	6	-19	-14	-16		-112	-4	-6	5	-534

Intérêts minoritaires												
Résultat net avant amortissements des écarts d'acquisition	-319	-55	6	-19	-14	-16		-112	-4	-6	5	-534
Amortissements des écarts d'acquisition	-40				40							
Résultat Net (part du Groupe)	-359	-55	6	-19	26	-16		-112	-4	-6	5	-534

(1) Les autres produits et charges opérationnels comprennent principalement :
— des coûts de restructuration pour un montant de 240 millions d'euros ;
— une dépréciation d'écarts d'acquisition pour un montant de 19 millions d'euros ;
— une charge liée à l'attribution d'options de souscription d'actions pour 4 millions d'euros ;
— une plus-value sur cession d'activité pour 6 millions d'euros ;
(2) Le coût de l'endettement financier net comprend principalement :
— des intérêts financiers sur l'Océane 2003 pour 20 millions d'euros ;
— des intérêts financiers sur contrats de location-financement pour 14 millions d'euros ;
— des intérêts financiers sur autres emprunts pour 9 millions d'euros ;
— des produits sur placements financiers à court terme pour 18 millions d'euros ;
(3) Les autres produits et charges financiers comprennent principalement :
— une plus-value sur la cession des titres Vertex pour 18 millions d'euros ;
— des intérêts financiers sur engagements de retraites et assimilés pour 9 millions d'euros ;
— des charges d'intérêts notionnelles sur emprunt liées au retraitement de la créance de carry-back pour 4 millions d'euros ;
— des charges liées à la reconnaissance au coût amorti de la dette de participation en France pour 3 millions d'euros ;
— des gains et pertes de change nets pour -1 million d'euros.

III.7. Analyse passage au nouveau format du tableau des flux de trésorerie 2004 (reclassements) :

(En millions d'euros)	Format français 2004	Coût de l'endettement financier net	Impôts courants et différés	Denetting de la dette	Amortissement des écarts d'acquisition	Avances clients	Autres	Format IFRS 2004	
Notes section IV					5	10			
Résultat net consolidé	-359							-359	Résultat net consolidé
					11			11	Dépréciation des écarts d'acquisition
Dotations nettes aux amortis-sements et dépréciation des immobilisations	256				-11			245	Dotations nettes aux amortis-sements et dépréciation des immobili-sations
Dotations nettes aux provisions (hors actifs circulants)	13						-8	5	Dotations nettes aux provisions (hors actifs circulants)
									Gains et pertes latents liés aux variations de juste valeur
Plus ou moins-value de cession	-14							-14	Plus ou moins-value de cession
Variation des impôts différés	140		-140						
									Charges de stocks options
Autres éléments	-1	1							Autres
		21						21	Coût de l'endettement net
			129					129	Charge nette d'impôt
Capacité d'auto-financement après coût de l'endettement financier net et impôt	35	22	-11				-8	38	Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)
			4					4	Impôt versé (B)
Variation liée aux créances clients et comptes rattachés (net)	101					-149	17	-31	Variation liée aux créances clients et comptes rattachés (net)

Variation liée aux dettes fournisseurs et comptes rattachés (net)	108					114	32	254	Variation liée aux dettes fournisseurs et comptes rattachés (net)
Variation liée aux autres créances et dettes diverses (net)	81		7			35	-26	97	Variation liée aux autres créances et dettes diverses (net)
Variation du BFR lié à l'activité	290		7				23	320	Variation du BFR lié à l'activité (C)
Flux de trésorerie lies a l'activité	325	22					15	362	Flux de trésorerie lies a l'activité (D=A+B+C)
Décaissements liés aux acquisitions d'immo-bilisations corporelles et incorporelles	-176						1	-175	Décais-sements liés aux acquisitions d'immo-bilisations corporelles et incorporelles
Encaissements liés aux cessions d'immo-bilisations corporelles et incorporelles	41						-18	23	Encais-sements liés aux cessions d'immobilisations corporelles et incorporelles
	-135						-17	-152	
Décaissements liés aux acquisitions d'immobilisations financières	-73							-73	Décais-sements liés aux acquisitions d'immo-bilisations financières
Encaissements liés aux cessions d'immo-bilisations financières	78						18	96	Encais-sements liés aux cessions d'immo-bilisations financières
	5						18	23	
Incidence des variations de périmètre	-4							-4	Incidence des variations de périmètre
Flux de trésorerie lies aux opérations d'investissement	-134						1	-133	Flux de trésorerie lies aux opérations d'investissement (E)
Augmentations de capital									Augmen-tations de capital
Emissions / Remboursements d'emprunts	-152			234			-1	81	Encais-sements liés aux nouveaux emprunts
				-234				-234	Rembour-sements d'emprunts
		-21						-21	Coût de l'endettement financier net
Flux de trésorerie lies aux opérations de financement	-152	-21					-1	-174	Flux de trésorerie lies aux opérations de financement (F)
Variation de la trésorerie nette	39	1					15	55	Variation de la trésorerie nette (G=D+E+F)
Incidence des variations des cours des devises	3	-1					-15	-13	Incidence des variations des cours des devises (H)

Trésorerie d'ouverture	1 190							1 190	Trésorerie d'ouverture (I)
Trésorerie de clôture	1 232							1 232	Trésorerie de clôture (G+H+I)

III.8. Analyse de la transition du tableau des flux de trésorerie 2004 :

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraites	Locations-financement	Annulation de l'actualisation des impôts différés	Océane	Carry-back	Stock options	Amortissement des écarts d'acquisitions	Option de vente sur intérêts minoritaires	Intégration Transiciel	Eléments non cash : leases	Autres	IFRS 2004
Notes section IV		1	2	3	8	5	7	5	6	4	9	4			
Résultat net consolidé	-359	-55	6	-19	1	-112	-6		-4	26	-2	-16		6	-534
Dépréciation des écarts d'acquisition	11													8	19
Dotations nettes aux amortissements et dépréciation des immobilisations	245				2					-27	3			-10	213
Dotations nettes aux provisions (hors actifs circulants)	5			19											24
Gains et pertes latents liés aux variations de juste valeur															
Plus ou moins-value de cession	-14														-14
Charges de stocks options									4						4
Autres											-1			1	
Coût de l'endettement financier net	21				1		8	4						-6	28
Charge nette d'impôt	129					112	-2			1		-9		-5	226
Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)	38	-55	6		4			4				-25		-6	-34
Impôt versé (B)	4														4
Variation liée aux créances clients et comptes rattachés (net)	-31	8	-8											2	-29
Variation liée aux dettes fournisseurs et comptes rattachés (net)	254	43												-2	295
Variation liée aux autres créances et dettes diverses (net)	97		-3				2	-36				25		-3	82
Variation du BFR lié à l'activité (C)	320	51	-11				2	-36				25		-3	348
Flux de trésorerie liés à l'activité (D=A+B+C)	362	-4	-5		4		2	-32						-9	318
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles	-175		5		-3								47	1	-125
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles	23				1										24
	-152		5		-2								47	1	-101
Décaissements liés aux acquisitions d'immobilisations financières	-73														-73

Encaissements liés aux cessions d'immobilisations financières	96														96
Dividendes reçus (sociétés mises en équivalence ou non consolidées)	23														23
Incidence des variations de périmètre	-4				-1										-5
Flux de trésorerie liés aux opérations d'investissement (c)	-133		5		-3								47	1	-83
Augmentations de capital															
Encaissements liés aux nouveaux emprunts	81						6						-47	3	43
Remboursements d'emprunts	-234							36						-1	-199
Coût de l'endettement financier net	-21				-1		-8	-4						6	-28
Flux de trésorerie liés aux opérations de financement (f)	-174				-1		-2	32					-47	8	-184
Variation de la trésorerie nette (g=d+c+f)	55	-4													51
Incidence des variations des cours des devises (H)	-13	4													-9
Trésorerie d'ouverture (i)	1 190														1 190
Trésorerie de clôture (g+h+i)	1 232														1 232

III.9. Analyse de la transition des engagements hors-bilan au 1er janvier 2004 :

Engagements hors bilan (en millions d'euros)	Comptes français présentés au format IFRS	Location financement	IFRS 01/01/2004
Notes section IV		8	
Engagements reçus	9		9
Engagements donnés	1 343	-66	1 277

III.10. Analyse de la transition des engagements hors-bilan au 31 décembre 2004 :

Engagements hors bilan (en millions d'euros)	Comptes français présentés au format IFRS	Location financement	Option de vente sur intérêts minoritaires	IFRS 31/12/2004
Notes section IV		8	9	
Engagements reçus	11			11
Engagements donnés	1 379	-8	-147	1 224

IV. Principaux impacts lies à l'adoption des normes IAS/IFRS sur les états financiers.

IV. 1. Reconnaissance du chiffre d'affaires. — L'application de la norme IAS 18 « Produits des activités ordinaires » se traduit par un impact négatif avant impôts de 56 millions d'euros sur le résultat 2004 et de 12 millions d'euros sur les capitaux propres au 1er janvier 2004.
L'incidence de la norme IAS 18 sur les comptes consolidés du Groupe provient essentiellement des deux effets suivants :
Selon les principes comptables français, le chiffre d'affaires des contrats d'infogérance est reconnu selon les termes du contrat. L'application de la norme IAS 18 conduit à reconnaître le chiffre d'affaires selon le niveau des services rendus. Il en résulte sur l'exercice 2004 une diminution du chiffre d'affaires de 47 millions d'euros sur le contrat d'infogérance signé aux Etats-Unis avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electric Delivery Company).
L'application de la reconnaissance du chiffre d'affaires selon la méthode de l'avancement précédemment retenue par le Groupe dans le référentiel français pour les contrats d'intégration de système et conseils, conduisait à reconnaître les dépassements sur contrats plus rapidement que ne le préconise la norme IAS 18. Il résulte de l'application de cette norme une augmentation des factures à émettre reconnue en contrepartie des capitaux propres, s'élevant à 12 millions d'euros au 1er janvier 2004, et à 3 millions d'euros au 31 décembre 2004, l'incidence correspondante sur le chiffre d'affaires de l'exercice 2004 s'élevant à -9 millions d'euros.

IV.2. — Reconnaissance des coûts sur contrats d'infogérance. — Selon les principes comptables français, les coûts engagés dans le cadre de la phase initiale des contrats d'infogérance (coûts de transaction et/ou de transformation) ont été soit reconnus en résultat de l'exercice, soit capitalisés puis étalés sur la durée du contrat dès lors que la reconnaissance du chiffre d'affaires était linéarisée sur cette même durée, soit reconnus en résultat et couverts par la reconnaissance d'un chiffre d'affaires dès lors que les termes du contrat le prévoyaient. Selon les normes IFRS, une partie des coûts engagés durant la phase initiale des contrats d'infogérance peut être différée lorsqu'ils sont spécifiques aux contrats, qu'ils se rapportent à une activité future et/ ou génèrent des avantages économiques futurs, et qu'ils sont recouvrables.
Selon les principes comptables français, dans le cadre du rattachement des charges aux produits, des coûts opérationnels dans certains contrats d'infogérance ont été étalés sur la durée du contrat. Le montant des coûts différés a été révisé périodiquement sur la base de prévisions de rentabilité sur la durée de vie du contrat. Au contraire, en IFRS, les coûts opérationnels ne peuvent faire l'objet d'un étalement et doivent donc être supportés immédiatement.
Il résulte de ces deux divergences une baisse des capitaux propres d'ouverture de 20 millions d'euros correspondant à la neutralisation des charges constatées d'avance au 1er janvier 2004, et une augmentation du résultat net 2004 de 6 millions d'euros liée principalement à la variation sur l'exercice 2004 des charges constatées d'avance et à la capitalisation de coûts sur le contrat TXU, précédemment reconnus en résultat mais couverts par la reconnaissance d'un chiffre d'affaires en principes comptables français (Cf. supra A) Reconnaissance du chiffre d'affaires).

IV.3. Avantages du personnel – Engagements de retraite. — Il existe deux catégories de régimes de retraites :

— Régimes à cotisations définies : ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Allemagne et Europe Centrale, Pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie Pacifique.
Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice. Le traitement comptable de ces régimes ne présente pas de divergence entre les principes comptables français et les IFRS.
— Régimes à prestations définies : il existe deux natures de régime, selon que les engagements du régime sont couverts ou non par des actifs. Des provisions pour engagements de retraite et assimilés sont constatées au passif du bilan dans le compte « Provisions pour retraites et engagements assimilés ». Les régimes à prestations définies couverts par des actifs existent aux Etats-Unis, au Canada, au Royaume-Uni, en Irlande, en Allemagne, en Suisse et en France. Les régimes à prestations définies non couverts par des actifs concernent principalement la France, l'Italie, l'Allemagne et l'Europe Centrale, les Pays Nordiques et l'Amérique du Nord.
Dans les comptes établis selon les principes comptables français, la méthode de détermination de la provision pour retraites et engagements assimilés dépendait des lois et usages des pays dans lequel le Groupe est implanté. Les provisions pour retraites et engagements assimilés résultaient principalement de la reconnaissance d'une partie de la différence entre, d'une part, la valeur actuarielle des engagements de retraites et prestations assimilées, et d'autre part la juste valeur des actifs éventuels investis en couverture des engagements.
La méthode d'évaluation et de comptabilisation des engagements retraites prescrite par la norme IAS 19 « Avantages du personnel » ne diffère pas significativement de ces lois et usages, à l'exception du Royaume-Uni. En effet, alors que la méthode légale dans ce pays (SSAP 24) consistait à actualiser les engagements de retraite au taux de rendement attendu à long terme sur les actifs en portefeuille (au cas particulier, le taux de rendement à long terme retenu sur les actifs investis en actions était de 8% au 31 décembre 2003), IAS 19 conduit à actualiser les engagements de retraite au taux de rendement des obligations, soit 5,5% à fin 2003. De plus, le déficit résultant de la comparaison avec la valeur de marché des actifs en portefeuille n'était pas reconnu immédiatement au bilan mais amorti sur la durée attendue de vie active résiduelle moyenne des salariés via des appels de cotisations, alors que selon la norme IAS 19 ce déficit doit être comptabilisé en provisions. Ces différences entre les deux référentiels conduisent donc à reconnaître une provision pour retraites et engagements assimilés complémentaire s'élevant à 267 millions d'euros au 1er janvier 2004, comptabilisée en contrepartie des capitaux propres.
Par ailleurs, et expliquant essentiellement le solde de l'impact au 1er janvier 2004, le Groupe Capgemini a retenu l'option de première adoption des normes IFRS consistant à reconnaître à la date de transition les écarts actuariels cumulés non encore constatés en contrepartie des capitaux propres consolidés. Il en résulte un accroissement des provisions pour retraites et engagements assimilés, pour l'essentiel en Amérique du Nord, pour 14 millions d'euros et une diminution des capitaux propres pour 9 millions d'euros au 1er janvier 2004.
Globalement, l'application des normes IAS 19 « Avantages du personnel » et IFRS 1 « Première application des normes d'information financière internationale » conduit à constater :
au 1er janvier 2004 une augmentation des provisions pour retraites et engagements assimilés s'élevant à 286 millions d'euros et une augmentation des actifs d'impôts différés pour 7 millions d'euros, soit une diminution nette des capitaux propres pour un montant de 279 millions d'euros.
une charge complémentaire de 19 millions d'euros pour l'exercice 2004, résultant pour l'essentiel de la différence entre les taux retenus dans l'actualisation des engagements de retraites et assimilés au Royaume-Uni (Cf. supra) avant et après l'adoption des normes IFRS.

IV.4. Ecarts d'acquisition. — Les écarts d'acquisitions correspondent à la différence entre le coût d'acquisition d'une société consolidée et la quote-part de la juste valeur de l'actif net acquis à la date de prise de contrôle, généralement concomitante à la date d'acquisition.
Selon les principes comptables français, les écarts d'acquisition sont amortis linéairement sur une durée maximale de quarante ans. Par ailleurs, les écarts d'acquisition font l'objet d'un amortissement exceptionnel lorsque leur valeur d'utilité apparaît durablement inférieure à leur valeur nette comptable. La valeur d'utilité des écarts d'acquisition est appréciée par référence à des flux futurs de trésorerie actualisés.
Selon la norme IFRS 3 « Regroupements d'entreprises », les écarts d'acquisition ne sont plus amortis. Ils font annuellement, et à chaque fois qu'il existe un indice de perte de valeur, l'objet d'un test de perte de valeur, consistant à comparer la valeur nette des écarts d'acquisition à leur valeur recouvrable (correspondant à la plus élevée entre la valeur d'utilité et la juste valeur nette des frais de cession). La valeur d'utilité est déterminée par référence à des flux futurs nets de trésorerie actualisés.
Par ailleurs, alors que les normes comptables françaises préconisent l'enregistrement d'écarts d'acquisitions négatifs au passif du bilan (et leur reprise linéaire sur une durée maximale de quarante ans dans le compte de résultat) lorsque le coût d'acquisition est inférieur à la juste valeur des actifs et passifs identifiables, la norme IFRS 3 conduit à reconnaître ces derniers directement au compte de résultat comme un produit de l'exercice.
En application de la norme IFRS 1 « Première application des normes d'information financière internationale », les amortissements existants au 1er janvier 2004 sont imputés sur la valeur brute des écarts d'acquisition. Cette opération de neutralisation des amortissements antérieurs n'a donc aucun impact sur les capitaux propres.
Par ailleurs, les écarts d'acquisition négatifs ont été immédiatement repris par les capitaux propres, ce qui se traduit par une augmentation des capitaux propres au 1er janvier 2004 de 5 millions d'euros dans les comptes établis selon les normes IFRS.
Les tests de perte de valeur requis par IFRS 1 ont été effectués au 1er janvier 2004 et n'ont pas donné lieu à dépréciation complémentaire des écarts d'acquisition à cette date.
L'application de la norme IFRS 3 « Regroupements d'entreprises », se traduit essentiellement par les impacts suivants sur le résultat net 2004 :
— annulation de la charge d'amortissement, relative à des écarts d'acquisition, de 40 millions d'euros reconnue en principes comptables français,
— reconnaissance d'une dépréciation de 8 millions d'euros suite à la réalisation de tests de perte de valeur au 31 décembre 2004, sur les écarts d'acquisition qui ne sont plus amortis selon les normes IFRS,
— reconnaissance d'un amortissement de 5 millions d'euros sur des actifs incorporels acquis en 2004. Selon les principes comptables français, ces actifs ont été classés en écarts d'acquisition et amortis sur la durée du contrat. Selon les normes IFRS, ces actifs identifiables séparément de l'écart d'acquisition ont été comptabilisés en immobilisations incorporelles et restent amortissables sur la durée du contrat. La charge d'amortissement correspondante est reclassée en IFRS au sein du résultat opérationnel.

— reconnaissance de coûts de restructuration pour un montant après impôts de 16 millions d'euros. En effet, contrairement aux principes comptables français qui permettent d'imputer un ajustement né en 2004 sur la valeur de l'écart d'acquisition de la société Transiciel acquise en décembre 2003, la norme IFRS 3 impose de comptabiliser cet ajustement directement dans le compte de résultat.

IV.5. Impôts.

— Impôts différés : les impôts différés sont comptabilisés pour tenir compte d'une part du décalage temporel entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs, et d'autre part des déficits fiscaux reportables dont la recouvrabilité par le Groupe est jugée probable.

— Impôts différés actifs sur l'apport des activités conseil d'Ernst & Young en Amérique du Nord et impôts différés actifs sur déficits fiscaux reportables en France suite à la réorganisation des activités nord-américaines
L'impôt différé nord-américain, reconnu lors de l'apport des activités de conseil nord-américaines d'Ernst & Young, compte tenu de la possibilité pour le Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale des actifs et passifs acquis, a été déterminé à l'origine en tenant compte d'une estimation des résultats taxables de nos activités nord-américaines sur 15 ans. Ces résultats ont fait l'objet d'un abattement progressif pour visibilité à compter de la sixième année (35%) progressivement porté à 70% la treizième année.
Au 31 décembre 2004, tirant les conclusions de réalisations inférieures aux performances escomptées aux Etats-Unis, et en particulier pour l'exercice 2004, le Groupe a décidé de limiter à 5 ans la prise en compte des économies fiscales potentielles.
L'impôt différé actif reconnu en France à la suite de la réorganisation de nos activités nord-américaines en 2002 a été déterminé, compte tenu du report illimité des pertes fiscales et de la prévisibilité des résultats fiscaux du Groupe en France, sur une durée limitée à 15 ans selon les mêmes modalités d'abattement progressif pour visibilité qu'appliquées initialement pour les Etats-Unis et décrit ci-dessus.

— Actualisation des impôts différés : dans les comptes publiés selon les principes comptables français, les actifs d'impôts différés étaient actualisés lorsque les effets de l'actualisation étaient significatifs et qu'un échéancier fiable de reversement pouvait être établi. Au contraire, la norme IAS 12 « Impôts sur le résultat » indique que les actifs d'impôts différés ne doivent pas être actualisés. Cette différence de principe a conduit à réévaluer les actifs nets d'impôts différés en contrepartie des capitaux propres au 1er janvier 2004, et à annuler l'effet annuel de l'actualisation des impôts différés au compte de résultat 2004.
Au 1er janvier 2004, il résulte de l'annulation de l'effet de l'actualisation une augmentation des actifs d'impôts différés pour un montant total de 218 millions d'euros :
— des impôts différés actifs nets américains reconnus lors de l'apport des activités de conseil d'Ernst & Young, portant leur valeur de 248 à 352 millions d'euros, soit une variation de 104 millions d'euros ;
— des impôts différés actifs nets reconnus en France suite à la réorganisation des activités nord-américaines du Groupe, portant leur valeur de 421 à 535 millions d'euros, soit une variation de 114 millions d'euros.
Au 31 décembre 2004, il résulte de l'annulation de l'effet de l'actualisation une augmentation des actifs d'impôts différés pour un montant total de 106 millions d'euros :
— des impôts différés actifs nets américains reconnus lors de l'apport des activités de conseil d'Ernst & Young, portant leur valeur de 102 à 120 millions d'euros, soit une variation de 18 millions d'euros ;
— des impôts différés actifs nets reconnus en France suite à la réorganisation des activités nord-américaines du Groupe, portant leur valeur de 434 à 522 millions d'euros, soit une variation de 88 millions d'euros.
Par ailleurs, le retraitement en normes IFRS de l'effet d'actualisation constaté en principes comptables français sur l'exercice 2004 a conduit à annuler dans le compte de résultat consolidé un produit d'impôt différé de 112 millions d'euros, respectivement aux Etats-Unis pour 86 millions d'euros, et en France pour 26 millions d'euros.

— Cession de créances de carry-back : les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé à un établissement de crédit pour respectivement 74 millions d'euros et 33 millions d'euros une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor Public, et ce pour une période allant jusqu'au 30 juin 2011.
En principes comptables français, la cession des créances de carry-back a ainsi été comptabilisée comme une vente assortie d'une garantie. Selon les normes IAS/IFRS, la cession des créances de carry-back est analysée comme une opération de financement garanti. L'analyse des risques et avantages attachés à ces créances a conduit à réintégrer les créances de carry-back au bilan consolidé pour leur valeur actuelle, en contrepartie de dettes financières. La créance de carry-back constituant une créance d'impôt courant à long terme, elle n'entre pas dans la détermination de la trésorerie nette qui dès lors décroît de façon notionnelle. La dette et la créance devraient disparaître en 2011 lorsque les règlements par l'Etat au bénéfice du cessionnaire des créances de carry-back prévus en 2008 et en 2009 seront certains dans leur montant.
Les créances et les dettes financières sont comptabilisées au bilan consolidé au coût amorti au 1er janvier et au 31 décembre 2004 selon la méthode du taux d'intérêt effectif, pour respectivement 75 et 112 millions d'euros. A ce titre, et jusqu'en 2008 et en 2009, des produits notionnels seront constatés en résultat opérationnel en contrepartie de l'augmentation des créances de carry-back, et seront compensés par des charges d'intérêts notionnelles constatées en résultat financier en contrepartie de l'augmentation des dettes financières.

IV.6. Paiements en actions : options de souscription d'actions. —Le Groupe a émis plusieurs plans d'options donnant droit à la souscription d'actions. Ces options sont attribuées à un certain nombre de collaborateurs du Groupe, selon des conditions de service et de performance. Elles donnent droit de souscrire à des actions Capgemini pendant un délai de cinq ans, à un prix d'exercice déterminé lors de leur attribution.
Selon les principes comptables français, le Groupe ne constate aucune charge de rémunération lorsque les options sont attribuées. Si le Groupe émet de nouvelles actions en vue de répondre à des exercices d'options, alors la différence entre la valeur nominale et le prix d'exercice est comptabilisée en prime d'émission.
L'évaluation et la comptabilisation des options de souscription d'actions selon les normes IFRS sont précisées dans la norme IFRS 2 « Paiement fondé sur des actions ».
Selon IFRS 2, les options sont évaluées à la juste valeur à la date d'octroi. La juste valeur correspond à la valeur de l'avantage accordé au salarié. Pour cette évaluation, le Groupe applique le modèle de « Black & Scholes », modèle de calcul dont les paramètres sont notamment le prix d'exercice des options, la durée de vie des options, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, le taux d'intérêt sans risque, etc. La juste valeur des options accordées est reconnue en « Autres produits et charges opérationnels » et étalée sur la période d'acquisition des droits, avec une contrepartie directe en capitaux propres.
En application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2005, sont évalués et comptabilisés en autres charges opérationnelles. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.
Du fait de la méthode de comptabilisation, l'application de la norme IFRS 2 n'a aucun impact sur les capitaux propres d'ouverture du Groupe.
L'impact sur le résultat net représente une charge de 4 millions d'euros au titre de l'exercice 2004.

IV.7. Océane. — Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes, ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (Océane 2003). Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03-607 en date du 24 juin 2003.
Selon les principes comptables français, l'emprunt obligataire est enregistré pour son montant nominal, soit 460 millions d'euros, dans les dettes financières à long terme. La charge d'intérêt annuelle correspond au montant du coupon, versé chaque année au taux d'intérêt fixe de 2,5%.
Selon les normes IAS 32 « Instruments financiers : information à fournir et présentation » et IAS 39 « Instruments financiers : comptabilisation et évaluation », le traitement comptable de l'emprunt obligataire convertible est le suivant :
A la date de mise en place, la dette comptabilisée au passif du bilan correspond à la juste valeur de la composante dette. Celle-ci est calculée par actualisation des flux de décaissement futurs au taux d'intérêt du marché applicable au Groupe, à la date de souscription. La juste valeur de la composante dette est également diminuée des frais d'émission de l'emprunt.
Aux clôtures suivantes, la dette est revalorisée selon la méthode du coût amorti : la charge d'intérêt comptabilisée au compte de résultat ne correspond pas au coupon réellement payé mais au montant de la charge d'intérêt théorique résultant de l'application du taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux effectif est le taux qui permet de ramener les flux de décaissement futurs au montant de la juste valeur de la composante dette (déduction faite du montant des frais d'émission d'emprunt).
La différence entre la valeur nominale de l'emprunt et la juste valeur de sa composante dette telle que calculée ci-dessus est inscrite en capitaux propres.

— A la date de mise en place des IFRS : l'Océane 2003 ayant été émise à un taux d'intérêt (2,5%) inférieur à celui du marché (4,8%), la juste valeur de la composante dette ressort à 395 millions d'euros à l'origine après prise en compte de la quote-part concernée des frais d'émission (8 millions d'euros au total pour l'Océane 2003), soit une diminution de la dette de 65 millions d'euros à l'origine par rapport au traitement selon les principes comptables français.
La composante capitaux propres (avec prise en compte de la quote-part correspondante des frais d'émission), soit 57 millions d'euros, est inscrite en capitaux propres à l'origine. Au 1er janvier 2004, l'impact net sur les capitaux propres de la mise au coût amorti de la composante dette s'élève à -4 millions d'euros avant impôt.

— Sur l'exercice 2004 : compte tenu d'un taux effectif de 4,8% (5,1% après prise en compte des frais d'émission), le montant annuel de la charge d'intérêt de l'exercice s'élève à 20 millions d'euros, contre un coupon à 11 millions d'euros. En conséquence, l'impact de l'application de la norme IAS 39 « Instruments financiers : comptabilisation et évaluation » sur le résultat de l'exercice est une charge complémentaire de 9 millions d'euros avant impôt.
Sur la durée de vie de l'emprunt, l'impact sur les capitaux propres est neutre dans la mesure où le complément de charges au titre des intérêts notionnels compense l'impact constaté à l'origine sur les capitaux propres.

IV.8. Location-financement. — Selon les principes comptables français, certaines immobilisations font l'objet de contrats de loyers aux termes desquels le Groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le Groupe. La dette est amortie sur la durée du contrat de location-financement.
Le traitement des contrats de loyers selon la norme IAS 17 « Contrats de location » est identique. Toutefois, les travaux de passage aux IFRS ont amené à identifier des contrats de loyers, principalement afférents à des contrats d'infogérance, et qui répondaient aux critères de retraitement des contrats de location-financement. Ces contrats ont été retraités dans le bilan consolidé de l'exercice 2004 établi selon les principes comptables français, et de façon rétroactive dans le bilan consolidé au 1er janvier 2004 établis selon les normes IFRS pour un montant de 65 millions d'euros.

IV.9. Option de vente sur intérêts minoritaires. — Le contrat d'infogérance signé pour 10 ans avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electric Delivery Company) prévoit au profit du groupe TXU une option de vente de sa participation de 2,9 % dans la société Capgemini Energy LP et de certains actifs (essentiellement la plate-forme informatique dont le groupe TXU a concédé l'usage à Capgemini Energy LP pendant la durée du contrat) pour une valeur de 200 millions de dollars sous réserve de certains ajustements. Cette option est exerçable par le groupe TXU pendant les dix ans suivant la fin du contrat et porterait la participation de Capgemini dans la société Capgemini Energy LP de 97,1% à 100%.
Selon les principes comptables français, cette option de vente constitue un engagement hors bilan (Cf. Note 21 « Engagements hors-bilan » du document de référence 2004). Au contraire, la norme IAS 32 « Instruments financiers : information à fournir et présentation » prévoit la constatation d'une dette financière au bilan. Ainsi, en IFRS, le coût d'acquisition de la société Capgemini Energy LP porte sur 100% des intérêts dès l'origine, et tient compte de l'option de vente dont bénéficie le groupe TXU. Il en résulte la reconnaissance d'un écart d'acquisition s'élevant à 6 millions d'euros, et la comptabilisation à leur juste valeur des actifs et passifs identifiables de la société Capgemini Energy LP, soient des immobilisations incorporelles (65 millions d'euros), une autre dette à long terme (24 millions d'euros), et une dette financière (51 millions d'euros).

IV.10. Reclassement des avances et acomptes reçus des clients. — En normes françaises, le Groupe présente au bilan des créances clients et comptes rattachés nets des avances et acomptes reçus des clients, et donne dans une note spécifique le détail des différents éléments (Cf. Note 12 « Créances d'exploitation (net) » du document de référence 2004). Cette présentation traduit pour le Groupe la spécificité de la comptabilisation des contrats à long terme qui constituent la majeure partie de son activité. Cette spécificité n'étant pas conforme à la norme IAS 1 « Présentation des états financiers », les avances et acomptes reçus des clients ont été reclassés au passif du bilan consolidé.

VI. — Rapport des commissaires aux comptes sur les comptes consolides - exercice clos le 31 décembre 2005.

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société Cap Gemini S.A. relatifs à l'exercice clos le 31 décembre 2005, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Conseil d'Administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes. Ces comptes ont été préparés pour la première fois conformément au référentiel IFRS tel qu'adopté dans l'Union européenne. Ils comprennent à titre comparatif les données relatives à l'exercice 2004 retraitées selon les mêmes règles.

I. Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

II. Justification des appréciations. — En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :
La note 1.6. aux comptes consolidés expose les méthodes de comptabilisation du chiffre d'affaires et des coûts liés aux prestations à long terme. Dans le cadre de notre appréciation des règles et principes comptables du Groupe, nous avons examiné le caractère approprié des méthodes retenues pour la comptabilisation du chiffre d'affaires et des coûts liés aux prestations à long terme, et nous nous sommes assurés de leur correcte application ainsi que du caractère raisonnable des estimations retenues.
Un montant d'actif d'impôt différé de 811 millions d'euros figure au bilan consolidé dont les modalités de détermination sont décrites dans la note 13 aux comptes consolidés.
Dans le cadre de nos appréciations, nous avons vérifié la cohérence d'ensemble des données et des hypothèses retenues ayant servi à l'évaluation de l'actif d'impôt différé.
Le montant des immobilisations incorporelles nettes figurant au bilan consolidé inclut à hauteur de 1 809 millions d'euros des écarts d'acquisition non amortis. Les notes 1.9. et 10 aux comptes consolidés exposent les principes et méthodes comptables relatifs à l'approche retenue par le Groupe pour l'évaluation de la valeur d'utilité des ces actifs.
Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III. Vérification spécifique. — Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à paris, le 22 février 2006.
Les commissaires aux comptes :

PricewaterhouseCoopers Audit :

Bernard Rascle

KPMG Audit,
Département de KPMG S.A. :

Jean-Luc Decornoy,
Associé ;

Frédéric Quélin,
Associé.

0607579

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

CAP GEMINI SA

Société Anonyme au capital de 1 052 655 824,00 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741J.
Exercice social : du 1er janvier au 31 décembre

Rectificatif à l'annonce publiée au *Bulletin des Annonces légales obligatoires* n°75 du 23 juin 2006

Le paragraphe III.2. « Analyse de la transition du bilan consolidé au 1er janvier 2004 » de la note 31 (effets sur les comptes 2004 de la transition aux normes IFRS) des comptes consolidés doit être lu comme suit :

Actif (En millions d'euros)	Comptes français présentés au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Carry-back	Annulation de l'actualisation des impôts différés	Oceane	Location financement	Autres	IFRS 01/01/04
Notes section IV		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Immobilisations incorporelles	1 863								1	1 864
Immobilisations corporelles	448							65	1	514
Immobilisations financières	88								-	88
Impôts différés	774			7		218			6	1 014
Créances non courantes	6				75	-			1	82
Total Actif non courant	3 179		9	7	75	218		65	9	3 562
Créances opérationnelles	1 738	12								1 750
Créances diverses	232		-29				-8	-	2	197
Actifs destinés à être cédés	21									21
Placements à court terme	929									929
Banques	292									292
Total actif courant	3 212	12	-29						2	3 189
Total actif	6 391	12	-20	7	75	218	-8	65	11	6 751
Engagements reçus	9									

Passif (En millions d'euros)	Comptes français présentés au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Carry-back	Annulation de l'actualisation des impôts différés	Océane	Location financement	Autres	IFRS 01/01/04
Notes section IV		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Capital social	1 049									1 049
Primes d'émission et d'apport	2 220									2 220
Réserves et report à nouveau	82	12	-20	-279		218	33	-1	-7	38
Capitaux propres part du Groupe	3 351	12	-20	-279		218	33	-1	-7	3 307
Dettes financières à long terme	719			-	75	-	-61	56	1	790
Impôts différés	70			-	-	-	20	-	4	94
Provisions pour retraites et engagements assimilés	100			285	-	-	-	-	-	385

Provisions non courantes	24			-	-	-	-	-	-	24
Autres dettes non courantes	113			-	-	-	-	-	10	123
Total passif non courant	1 026			285	75	-	-41	56	15	1 416
Dettes financières à court terme et découverts bancaires	236							10		246
Dettes opérationnelles	1 673									1 673
Provisions courantes	19			1						20
Dette d'impôt sur le résultat	61									61
Dettes diverses	25								3	28
Total passif courant	2 014			1				10	3	2 028
Total passif	6 391	12	-20	7	75	218	-8	65	11	6 751
Engagements donnés	1 343									

N.B : Les engagements hors-bilan ne sont plus présentés au bas du bilan mais dans des tableaux distincts présentés en notes III-I et III-J

Dans la partie III. Tableau des filiales et participations des comptes sociaux, lire : « Capgemini Telecom Media & Networks Deutschland GmbH » et « Capgemini Telecom Media & Networks Italia SpA »

Dans la partie IV. Variation des capitaux propres des comptes sociaux, la dernière note du paragraphe se lit comme suit : « Le transfert de la réserve des plus values à long terme au compte «autres réserves», conformément à la décision de l'Assemblée Générale Mixte du 12 mai 2005, suite à la loi de finance rectificative pour 2004 concernant le sort des réserves des plus values à long terme et le paiement de la taxe exceptionnelle de 2,5 %. »

Dans la partie : V. Résultats des cinq derniers exercices des comptes sociaux, la note (2) du tableau doit être lue comme suit : « sous réserve de la validation par le tiers-arbitre telle que prévue par l'article de l'offre publique 1.4.13.10 de l'offre publique alternative d'échange. »

0610604

Exhibit 11.

BALO Notice of August 5, 2005 regarding the publication of the net sales revenue for the second quarter 2005.

CAP GEMINI S.A.

Société anonyme au capital de 1 051 086 224 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En millions d'euros.)

1. Société-mère :

	2005 (en millions d'euros)	2004 (en millions d'euros)	Variation
Premier trimestre	36	37	-2,4 %
Deuxième trimestre	322	50	544,0 %
Premier semestre	358	87	311,9 %

La forte croissance du chiffre d'affaires en 2005 est due à un acompte sur dividende exceptionnel versé par la filiale hollandaise Cap Gemini N.V. dans le cadre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

2. Groupe consolidé :

	2005 Normes IFRS (1) (en millions d'euros)	2004 Normes IFRS (1) (en millions d'euros)	Variation	2004 Normes françaises (en millions d'euros)
Premier trimestre	1 708	1 474	15,9 %	1 477
Deuxième trimestre	1 764	1 491	18,3 %	1 493
Premier semestre	3 472	2 965	17,1 %	2 970

(1) International Financial Reporting Standards.

En application du règlement européen n° 1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du Groupe Cap Gemini au titre de l'exercice clos le 31 décembre 2005 seront établis selon les normes comptables internationales IAS/IFRS, édictées par l'IASB (International Accounting Standard Board), applicables au 31 décembre 2005 telles qu'approuvées par l'Union européenne.

En conséquence, les chiffres d'affaires 2004 ont été retraités selon le référentiel IAS/IFRS aux fins de comparaison.

La croissance du chiffre d'affaires du premier semestre 2005 par rapport au chiffre d'affaires du premier semestre 2004 du Groupe établi selon les normes IAS/IFRS, est de 17,1 % à taux courant et de 20,8 % à taux et périmètre constants.

95226

CASINO, GUICHARD-PERRACHON

Société anonyme au capital de 171 210 942,81 €.
Siège social : 24, rue de la Montat, 42000 Saint-Etienne.
554 501 171 R.C.S. Saint-Etienne.

Chiffres d'affaires comparés (hors taxes) **au 30 juin 2005.**

I. Société-mère. — La société-mère Casino, Guichard-Perrachon a réalisé un chiffre d'affaires :

(En millions d'euros)	2004	2005
Chiffre d'affaires (hors taxes)	52,5	50,3
Dont premier trimestre	24,4	25,1
Dont deuxième trimestre	28,1	25,2

II. Groupe consolidé :

Chiffre d'affaires (Hors taxes)	2004	2005	Variation 2004/2005	
			Euros	Organique (1)
Chiffre d'affaires IFRS consolidé (hors taxes)	10 207,6	10 363,5	+ 1,5 %	+ 1,8 %
Dont France	8 145,6	8 202,0	+ 0,7 %	+ 0,7 %
Dont International	2 062,0	2 161,5	+ 4,8 %	+ 6,1 %
Dont premier trimestre	5 019,0	5 075,5	+ 1,1 %	+ 1,2 %
Dont deuxième trimestre	5 188,6	5 288,0	+ 1,9 %	+ 2,3 %

(1) A taux de change et périmètre constants.

Evolution du périmètre de consolidation :

— France :

– L'entrée de la société Club Avantages (intégration proportionnelle) consolidée pour la première fois au deuxième trimestre 2004 (effet rétroactif au 1er janvier 2004) ;

– L'entrée de la société International Fruits France (Enseigne casitalia, intégration globale) consolidée pour la première fois au quatrième trimestre 2004 (effet rétroactif au 1er janvier 2004) ;

– La sortie de la société polonaise Geant Kredyt à compter du 1er janvier 2005.

— Les taux moyens des devises retenus pour la conversion des ventes réalisées à l'international, sont les suivants :

		Juin 2004	Juin 2005	Variation en %
Etats-Unis (dollar US)	1 USD = EUR	0,8146	0,7779	-4,5
Pologne (zloty)	1 PLN = EUR	0,2112	0,2452	16,1
Argentine (peso argentin)	1 ARS = EUR	0,2799	0,2671	-4,6
Taïwan (dollar taïwanais)	1 TWD = EUR	0,0244	0,0247	1,3
Uruguay (peso uruguayen)	1 UYP = EUR	0,0276	0,0311	12,8
Thaïlande (baht thaïlandais)	1 THB = EUR	0,0205	0,0198	-3,5
Venezuela (bolivar vénézuélien)	1 000 VEB = EUR	0,4379	0,3761	-14,1

95230

S.A. CEGID

Société anonyme au capital de 8 101 727,30 €.
Siège social : 52, quai Paul Sédallian, 69279 Lyon Cedex 09.
327 888 111 R.C.S Lyon.

Chiffres d'affaires comparés.
(Hors taxes et en milliers d'euros.)

I. Groupe :

	2005	2004	Variation en %
Premier trimestre	54 363	31 268	+73,9
Deuxième trimestre (a)	53 910	31 576	+70,7
Premier semestre (a)	108 273	62 844	+72,3

(a) Chiffres provisoires et non audités.

Impacts liés aux variations du périmètre de consolidation : Ccmx (intégration dans le groupe Cegid depuis le 1er décembre 2004) : 43,1 M€ / CGO Informatique (intégration dans le groupe Cegid depuis le 1er août 2004) : 0,7 M€ / activité consommables et fournitures (cession le 1er février 2004) : – 0,3 M€.

II. Société-mère :

	2005	2004	Variation en %
Premier trimestre	28 720	27 729	+ 3,6
Deuxième trimestre (a)	30 850	28 413	+ 8,6
Premier semestre (a)	59 570	56 142	+ 6,1

(a) Chiffres provisoires et non audités.

94989

Exhibit 12.

BALO Notice of October 12, 2005 regarding the publication of the interim financial statements for the six months ending June 30, 2005.

CAP GEMINI S.A.

Société anonyme au capital de 1 051 105 424 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Situation intermédiaire au 30 juin 2005.

I. — Comptes de résultat consolidés pour les premiers semestres clos les 30 juin 2004 et 30 juin 2005.
(En millions d'euros.)

	Notes	Premier semestre 2004 (retraité aux normes IFRS)		Premier semestre 2005	
		Montants	%	Montants	%
Chiffre d'affaires		2 965	100,0	3 472	100,0
Coûts des services rendus		2 201	74,3	2 705	77,9
Frais commerciaux		327	11	274	7,9
Frais généraux et administratifs		481	16,2	431	12,4
Marge opérationnelle		– 44	– 1,5	62	1,8
Autres produits et charges opérationnels	5	– 76	– 2,5	61	1,7
Résultat opérationnel		– 120	– 4,0	123	3,5
Coût de l'endettement financier net	6	– 15	– 0,5	– 6	– 0,2
Autres produits et charges financiers	6	– 11	– 0,4	– 3	– 0,1
Charge d'impôt	7	– 11	– 0,4	– 56	– 1,5
Résultat net		– 157	– 5,3	58	1,7
Dont :					
Part du groupe		– 157	– 5,3	58	1,7
Part des minoritaires					

	Premier semestre 2004	Premier semestre 2005
Nombre moyen d'actions	131 214 636	131 377 935
Nombre moyen potentiellement dilutif d'options de souscription d'actions	5 67 032	7 83 342
Nombre maximal potentiellement dilutif des bons d'attribution d'actions liés à l'acquisition de Transiciel	508 600	508 600
Nombre moyen d'actions retraitées	132 290 268	132 669 877
Nombre d'actions en fin de période	131 381 578	131 388 178

	Notes	Premier semestre 2004	Premier semestre 2005
Nombre moyen d'actions		131 214 636	131 377 935
Résultat net de base par action (en euros)	1.E	– 1,20	0,44
Nombre moyen d'actions retraitées		132 290 268	132 669 877
Résultat net retraité par action (en euros)	1.E	– 1,19	0,43
Nombre d'actions en fin de période		131 381 578	131 388 178
Résultat net par action (en euros)	1.E	– 1,20	0,44

II. — Bilans consolidés au 31 décembre 2004 et au 30 juin 2005.
(En millions d'euros.)

Actif	Notes	31/12/04 (retraité aux normes IFRS)	30/06/05
Immobilisations incorporelles		1 963	1 978
Immobilisations corporelles		449	440
Immobilisations financières		64	51
Impôts différés actifs		775	763
Créances à long terme		124	134
Total actif non courant		3 375	3 366
Créances d'exploitation	9	1 814	1 888
Créances diverses		178	219
Actifs destinés à être cédés		17	
Créances financières et placements à court terme	11	1 001	1 467
Banques	11	251	279
Total actif courant		3 261	3 853
Total actif		6 636	7 219

Passif	Notes	31/12/04 (retraité aux normes IFRS)	30/06/05
Capital social		1 051	1 051
Primes d'émission et d'apport		2 226	2 226
Réserves et report à nouveau		45	– 456
Résultat		– 534	58
Capitaux propres part du groupe		2 788	2 879
Intérêts minoritaires			
Situation nette de l'ensemble consolidé		2 788	2 879
Dettes financières à long terme	11	768	1 144
Impôts différés passifs		95	119
Provisions pour retraites et engagements assimilés	12	427	441
Provisions pour risques et charges	12	19	17
Autres dettes à long terme		145	152
Total passif non courant		1 454	1 873
Dettes financières à court terme et découverts bancaires	11	200	108
Dettes d'exploitation		2 082	2 247
Provisions pour risques et charges	12	19	23
Dette d'impôt courant		56	70
Dettes diverses		37	19
Total passif courant		2 394	2 467
Total passif		6 636	7 219

III. — Tableau des flux de trésorerie consolidés pour les premiers semestres 2004 et 2005.

(En millions d'euros)	Premier semestre 2004 (retraité aux normes IFRS)	Premier semestre 2005
Résultat net consolidé	– 157	58
Dépréciation des écarts d'acquisition	8	6
Dotations nettes aux amortissements et dépréciation des immobilisations	107	91

(En millions d'euros)	Premier semestre 2004 (retraité aux normes IFRS)	Premier semestre 2005
Dotations nettes aux provisions (hors actifs circulants)	15	12
Gains et pertes latents liés aux variations de juste valeur		- 7
Plus ou moins-value de cession	7	- 138
Charges de stocks options	1	4
Dividendes reçus des sociétés non consolidées		
Autres	3	
Coût de l'endettement net	15	6
Charge nette d'impôt	11	56
Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)	10	88
Impôt versé (B)	5	- 10
Variation liée aux créances d'exploitation et comptes rattachés (net)	- 109	- 93
Variation liée aux dettes d'exploitation et comptes rattachés (net)	102	193
Variation liée aux autres créances et dettes diverses (net)	- 145	- 66
Variation du BFR lié à l'activité (C)	152	34
Flux de trésorerie liés à l'activité (D=A+B+C)	- 137	112
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles	- 74	- 53
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles	7	10
	- 67	- 43
Décaissements liés aux acquisitions d'immobilisations financières	- 49	- 18
Encaissements liés aux cessions d'immobilisations financières	7	25
Encaissements liés à la cession de l'activité santé en Amérique du Nord		143
	- 42	150
Incidence des variations de périmètre	- 2	- 5
Flux de trésorerie liés aux opérations d'investissement (E)	- 111	102
Encaissements liés aux nouveaux emprunts	126	425
Remboursements d'emprunts	- 233	- 142
Coût de l'endettement net	- 15	- 6
Flux de trésorerie liés aux opérations de financement (F)	- 122	277
Variation de la trésorerie nette (G = D+E+F)	- 370	491
Incidence des variations des cours des devises (H)	5	- 14
Trésorerie d'ouverture (I)	1 190	1 232
Trésorerie de clôture (G+H+I)	825	1 709

IV. — Tableau de variation des capitaux propres consolidés au 30 juin 2004, 31 decembre 2004 et 30 juin 2005.

(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves et résultats consolidés	Réserves de conversion	Total part groupe	Minoritaires	Situation nette de l'ensemble consolidé
Au 1er janvier 2004	131 165 349	1 049	2 220	- 5	43		3 307		3 307
Augmentations de capital par levée d'options	5 100								
Augmentation nette de capital destinée à l'acquisition de la société Transiciel	211 129	2	5				7		7
Cession de 209 477 actions propres restituées en 2003			1	5			6		6
Variation des réserves de conversion						30	30		30
Valorisation des options de souscription d'actions (2)					1		1		1
Résultat net					- 157		- 157		- 157
Au 30 juin 2004	131 381 578	1 051	2 226		- 113	30	3 194		3 194
Augmentations de capital par levée d'options	1 600								
Complément du prix d'acquisition de la société Transiciel (3)					9		9		9
Variation des réserves de conversion						- 41	- 41		- 41
Valorisation des options de souscription d'actions (2)					3		3		3

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves et résultats consolidés	Réserves de conversion	Total part groupe	Minoritaires	Situation nette de l'ensemble consolidé
Résultat net					– 377		– 377		– 377
Au 31 décembre 2004	131 383 178	1 051	2 226		– 478	– 11	2 788		2 788
Augmentations de capital par levée d'options	5 000								
Emission d'un emprunt obligataire (Oceane du 16 juin 2005) (4)					26		26		26
Acquisition d'une Option d'achat d'actions visant à neutraliser les effets dilutifs de l'Oceane émise le 24 juin 2003 (5)					– 16		– 16		– 16
Variation des réserves de conversion						23	23		23
Valorisation des options de souscription d'actions (2)					4		4		4
Autres variations (6)					– 4		– 4		– 4
Résultat net					58		58		58
Au 30 juin 2005	131 388 178	1 051	2 226		– 410	12	2 879		2 879

(1) Voir note 1.K.

(2) L'évaluation et la comptabilisation des options de souscription d'actions selon la norme IFRS 2 « Paiements fondés sur des actions » sont indiquées en Note 10 « Plans d'options de souscription d'actions », ainsi qu'en note 16.F. « Paiements en actions : options de souscription d'actions » en ce qui concerne la période de transition aux IFRS.

(3) La seconde branche de l'Offre Publique d'Echange visant les actions de la société Transiciel lancée par la société Cap Gemini S.A. en date du 20 octobre 2003 comporte un mécanisme de complément de prix estimé au 31 décembre 2004 à 9 millions d'euros, sur la base des hypothèses de résultat 2004 et 2005.

(4) Le 16 juin 2005, Cap Gemini S.A. a procédé à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (OCEANE), d'un montant nominal de 437 millions d'euros à échéance au 1er janvier 2012 (Cf. note 11 « Trésorerie nette »). La différence après impôts entre la valeur nominale de l'emprunt et sa juste valeur à la date d'émission, est inscrite en capitaux propres.

(5) Simultanément à l'émission de la seconde OCEANE le Groupe a décidé de neutraliser intégralement la dilution potentielle liée à l'OCEANE émise le 24 juin 2003 et devant venir à maturité le 1er janvier 2010 par l'acquisition d'une option d'achat pour 16 millions d'euros, portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de la première OCEANE (soit environ 9 millions d'actions). Cette option est inscrite en capitaux propres en application de la norme IAS 32 « Instruments financiers, Information à fournir et présentation ».

(6) Un certain nombre d'ajustements portant sur la comptabilisation selon les normes IFRS d'opérations antérieures au 1er janvier 2005, et modifiant de façon non significative le traitement retenu dans les états financiers de transition aux IFRS présentés en note 16 « Effets sur les comptes 2004 de la transition aux normes IFRS », a été comptabilisé en variation des capitaux propres au premier semestre 2005.

V. — Notes sur les comptes consolidés du Groupe.

1. – Règles et méthodes comptables.

En application du règlement européen nº 1606/2002 du 19 juillet 2002, les états financiers consolidés publiés au titre de l'exercice 2005 sont établis suivant les normes comptables internationales édictées par l'IASB (International Accounting Standards Board). Ces normes comptables internationales sont constituées des IFRS (International Financial Reporting Standards), des IAS (International Accounting Standards), ainsi que de leurs interprétations, qui ont été adoptées par l'Union européenne au 30 juin 2005 (publication au Journal officiel de l'Union européenne). Les normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interprétations Committee) mais non encore adoptées par l'Union européenne au 30 juin 2005 n'ont pas donné lieu à une application anticipée. Cela concerne notamment l'interprétation IFRIC 4 « Droits d'utilisation d'actifs : conditions permettant de déterminer si un accord contient un contrat de location ».

Les états financiers du premier semestre 2005, préparés conformément aux dispositions de la norme IAS 34 « Information financière intermédiaire » sur les états financiers intermédiaires condensés, sont les premiers comptes complets publiés par le Groupe selon le référentiel IAS/IFRS. Ils comprennent à titre de comparatif, le compte de résultat du premier semestre 2004 et le bilan au 31 décembre 2004, dont le bilan d'ouverture a été établi en application des dispositions édictées par la norme IFRS 1 « Première application du référentiel IFRS ».

Afin de répondre aux recommandations du CESR (Committee of European Securities Regulators) du 30 décembre 2003 sur la préparation de la transition aux IFRS, ainsi que de l'AMF (Autorité des marchés financiers), encourageant les émetteurs à publier au plus tôt l'impact quantifié du changement de référentiel, le Groupe a préparé les comptes de l'exercice 2004 conformément aux normes IAS/IFRS. Ces comptes 2004 constitueront l'exercice comparatif des comptes IFRS 2005, sous réserve qu'aucune modification ou interprétation de normes n'intervienne d'ici la fin de l'exercice 2005. La note 16 « Effets sur les comptes 2004 de la transition aux normes IFRS » détaille les principes retenus pour l'établissement du bilan d'ouverture au 1er janvier 2004 et chiffre de manière détaillée les impacts sur les postes du bilan au 1er janvier 2004 et au 31 décembre 2004, ainsi que sur le compte de résultat de l'exercice 2004.

La note 2 « Transition IFRS au 30 juin 2004 » indique en complément les impacts de l'application du référentiel IAS/IFRS sur les capitaux propres au 30 juin 2004, le résultat du premier semestre 2004, et le tableau des flux de trésorerie sur le premier semestre 2004.

Les principes comptables appliqués par le Groupe sont principalement les suivants :

A) Méthodes de consolidation. — Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle exclusif sont consolidés suivant la méthode de l'intégration globale.

Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle conjoint avec un nombre limité d'autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le Groupe inclut sa quote-part dans les produits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers. Des informations complémentaires sur les entreprises sous contrôle conjoint sont fournies dans la note 25 « Intérêts dans les participations sous contrôle conjoint » du rapport annuel 2004.

Les sociétés sur la gestion desquelles Cap Gemini S.A. exerce une influence notable, sans toutefois exercer un contrôle exclusif ou conjoint, sont mises en équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année de l'entreprise associée. La participation du Groupe dans celle-ci est comptabilisée au bilan pour un montant reflétant la part du Groupe dans l'actif net de l'entreprise associée.

Le Groupe n'intègre pas dans son périmètre de consolidation les sociétés qui individuellement ou globalement sont non significatives au regard des critères tels que le chiffre d'affaires, le résultat net, la situation nette, l'endettement et l'actif immobilisé.

Le périmètre de consolidation est donné en note 27 « Liste par pays des sociétés consolidées » du rapport annuel 2004, mis à jour par la note 3 « Evolution du périmètre » du présent rapport.

Les sociétés consolidées et mises en équivalence par le Groupe ont établi leurs comptes au 30 juin 2005. Toutes les transactions réalisées entre les sociétés consolidées, ainsi que les profits internes sont éliminés. Le Groupe ne détient pas d'entité ad hoc.

B) Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques susceptibles de variations dans le temps et comportent un minimum

d'aléas. Elles concernent principalement la reconnaissance du chiffre d'affaires sur les contrats ainsi que les tests de valeurs sur les actifs.

C) Conversion des états financiers. — Les comptes consolidés présentés dans ce rapport ont été établis en euros.

L'ensemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises sont convertis aux taux moyens de la période. Néanmoins, pour certaines transactions significatives, il peut être jugé plus pertinent d'utiliser un taux de conversion spécifique. Les différences de conversion résultant de l'application de ces différents taux sur le résultat net ne sont pas incluses dans le résultat de la période mais affectées directement en réserve de conversion.

Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserve de conversion pour leur montant net d'impôt.

Les taux de change utilisés pour convertir les états financiers des principales filiales du Groupe sont les suivantes :

	Taux moyens		Taux de fin de période	
	Premier semestre 2004	Premier semestre 2005	31/12/04	30/06/05
Dollar US	0,8150	0,7785	0,7342	0,8270
Livre Sterling	1,4849	1,4578	1,4183	1,4832
Dollar Canadien	0,6088	0,6299	0,6092	0,6711
Couronne Suédoise	0,1091	0,1094	0,1109	0,1061
Dollar Australien	0,6025	0,6015	0,5728	0,6295
Couronne Norvégienne	0,1184	0,1228	0,1214	0,1263
Roupie Indienne	0,0181	0,0178	0,0168	0,0190
Zloty Polonais	0,2113	0,2453	0,2448	0,2476
Yen (100)	0,7516	0,7342	0,7161	0,7465

D) Compte de résultat. — Afin de mieux appréhender les particularités de son activité, le Groupe présente un compte de résultat par fonction, faisant ressortir les éléments suivants : les coûts des services rendus (charges nécessaires à la réalisation des projets), les frais commerciaux et les frais généraux et administratifs. Il convient de noter que ces éléments ne comprennent pas la charge résultant de l'étalement de la juste valeur des options de souscription d'actions accordées au personnel.

L'ensemble de ces trois postes représente les charges d'exploitation qui, déduites du chiffre d'affaires, permettent d'obtenir la marge opérationnelle, principal indicateur de performance de l'activité du Groupe.

Les coûts des services rendus, les frais commerciaux, et les frais généraux et administratifs présentés au titre du premier semestre 2004 ont fait l'objet de reclassements aux fins d'une mise en conformité avec les règles de classements retenues pour l'exercice 2005.

Afin de fournir une information exhaustive, ces charges d'exploitation sont analysées par nature dans la note 4 « Charges d'exploitation par nature » du présent rapport.

Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels. Ceux-ci comprennent la charge résultant de l'étalement de la juste valeur des options de souscription d'actions accordées au personnel, ainsi que les charges ou produits non récurrents, comme les provisions pour dépréciations des écarts d'acquisition, les plus ou moins-value sur cession de sociétés consolidées ou d'activités, les charges de restructuration afférentes à des plans approuvés par les organes de direction du Groupe et ayant fait l'objet d'une communication externe.

Le résultat net est alors obtenu en prenant en compte les éléments suivants :

— le résultat financier composé du coût de l'endettement financier net et des autres produits et charges financiers ;

— la charge d'impôt.

E) Résultat par action. — L'information présentée est calculée selon les deux méthodes suivantes :

— résultat net par action : le résultat net (part du Groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres détenues à la date de clôture ;

— résultat net dilué par action : le résultat net (part du Groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres, augmenté du nombre d'actions dilutives potentielles relatives (i) aux options de souscription d'actions (Note 10 « Plans d'options de souscription d'actions »), (ii) aux Obligations convertibles et/ou échangeables en actions nouvelles ou existantes et (iii) aux bons d'attribution d'actions (voir Note 13 « Engagements hors bilan ») calculé sur la base d'une juste valeur établie à partir du cours moyen annuel de l'action. Le nombre moyen d'actions est une moyenne annuelle pondérée calculée en fonction de la date d'émission des actions au cours de l'exercice. Le nombre d'actions dilutives potentielles ne prend en compte que les instruments dont le prix d'exercice ou les critères d'octroi sont inférieurs au cours moyen annuel de l'action.

F) Méthode de reconnaissance du chiffre d'affaires et des coûts sur prestations. — La méthode de reconnaissance du chiffre d'affaires et des coûts est fonction de la nature des prestations :

— Prestations en régie : Le chiffre d'affaires et les coûts des prestations en régie sont reconnus au fur et à mesure de la prestation.

— Prestations au forfait : Le chiffre d'affaires sur prestations au forfait, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, est reconnu au fur et à mesure de la réalisation de la prestation, selon la méthode à l'avancement.

Les coûts liés aux prestations au forfait sont reconnus lorsqu'ils sont encourus.

Par ailleurs, lorsque le prix de revient prévisionnel d'un contrat est supérieur au chiffre d'affaires contractuel, une provision pour perte à terminaison est constatée à hauteur de la différence.

— Prestations d'infogérance : Le chiffre d'affaires lié aux prestations d'infogérance est reconnu sur la durée du contrat en fonction du niveau de services rendus. Les coûts relatifs aux contrats d'infogérance sont comptabilisés en charge lorsqu'ils sont encourus. Toutefois, une partie des coûts engagés dans la phase initiale des contrats d'infogérance peut être capitalisée, et/ou peut être couverte par la reconnaissance d'un chiffre d'affaires dès lors que ces coûts ont été engagés dans le cadre d'un projet séparable.

Les prestations relatives à ces contrats figurent au bilan en créances clients ou en factures à émettre, selon qu'elles ont été facturées ou non.

Les avances et acomptes reçus des clients sont inscrits au passif du bilan dans les « Dettes d'exploitation. »

G) Immobilisations incorporelles :

— Ecarts d'acquisition : Les écarts d'acquisition représentent l'excédent du coût d'un regroupement d'entreprises sur la part d'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables à la date de prise de participation, généralement concomitante à la date de prise de contrôle. Ces écarts d'acquisition ne sont pas amortis.

Si la part d'intérêt du Groupe dans la juste valeur nette des actifs, passifs et passifs éventuels identifiables est supérieure au coût d'acquisition, l'excédent est comptabilisé immédiatement en résultat.

— Autres immobilisations incorporelles : Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans.

H) Immobilisations corporelles. — La valeur brute des immobilisations corporelles inscrite à l'actif du bilan correspond à leur coût historique amorti. Elle ne fait l'objet d'aucune réévaluation. Les immeubles détenus par le Groupe ont été valorisés selon l'approche par composants.

Les coûts d'emprunt sont exclus du coût des immobilisations.

Les dépenses ultérieures (dépenses de remplacement et dépenses de mise en conformité) sont immobilisées et amorties sur la durée de vie restante de l'immobilisation à laquelle elles se rattachent.

L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations. Il est calculé sur la base du prix d'acquisition, sous déduction d'une valeur résiduelle.

Les immobilisations sont amorties selon leur durée de vie attendue, comme suit :

Constructions	20 à 40 ans
Agencements et installations	10 ans
Matériel informatique	3 à 5 ans
Mobilier et matériel de bureau	5 à 10 ans
Matériel de transport	5 ans
Matériels divers	5 ans

Les valeurs résiduelles et les durées de vie attendues sont revues à chaque clôture.

I) Dépréciation des immobilisations incorporelles et corporelles. — La valeur d'utilité des immobilisations incorporelles et corporelles est testée dès lors qu'il existe des indices de perte de valeur à la date d'établissement des comptes, et au moins une fois par an en ce qui concerne les écarts d'acquisition.

Le test de valeur consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie (Unités Génératrices de Trésorerie). Ces entités correspondent à des filiales ou des zones géographiques dans lesquelles le Groupe est implanté, dont l'utilisation continue génère des entrées de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d'autres actifs ou groupes d'actifs. L'évaluation de la valeur recouvrable de chaque UGT, s'appuyant notamment sur la méthode des flux nets futurs de trésorerie actualisés, est effectuée sur la base de paramètres issus du processus budgétaire et prévisionnel, étendus sur un horizon de 5 ans, incluant des taux de croissance et de rentabilité jugés raisonnables. Des taux d'actualisation et de croissance à long terme sur la période au-delà de 5 ans, appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont appliqués à l'ensemble des évaluations des entités générant leur flux propres de trésorerie. Lorsque la valeur recouvrable d'une UGT est inférieure à sa valeur nette comptable, la perte de valeur correspondante est affectée en priorité aux écarts d'acquisition et reconnue en résultat opérationnel.

J) Location-financement. — Certaines immobilisations font l'objet de contrats de loyers aux termes desquels le Groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le Groupe. La dette est amortie sur la durée du contrat de location-financement.

K) Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même sont portés en diminution des capitaux propres consolidés, pour leur coût d'acquisition. Inversement, le résultat de la cession éventuelle des actions propres est imputé directement en capitaux propres pour l'effet net d'impôt. La plus ou moins-value ainsi réalisée n'affecte donc pas le résultat de l'exercice.

L) Impôts différés. — Les impôts différés sont constatés dans le compte de résultat et au bilan pour tenir compte du décalage temporaire entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs.

En application de la méthode du report variable, les impôts différés sont évalués en tenant compte de l'évolution connue des taux d'impôt (et des réglementations fiscales) qui ont été adoptés ou quasi adoptés à la date de clôture. L'effet des éventuelles variations du taux d'imposition sur les impôts différés

antérieurement constatés en compte de résultat ou en capitaux propres, est respectivement enregistré en compte de résultat ou en capitaux propres au cours de l'exercice où ces changements de taux deviennent effectifs.

Les déficits fiscaux reportables font l'objet de la reconnaissance d'un impôt différé à l'actif du bilan lorsqu'ils sont récupérables. Cet impôt différé actif est le cas échéant diminué des impôts différés passifs. En application de la norme IAS 12, les actifs et passifs d'impôts différés ne font pas l'objet d'une actualisation.

M) Instruments financiers. — Les instruments financiers sont constitués :

— des actifs financiers qui comprennent pour l'essentiel les immobilisations financières, les créances à long terme, les créances d'exploitation, les créances diverses, et les placements à court terme ;

— des passifs financiers qui comprennent les dettes financières à long terme, les autres dettes à long terme, les dettes financières à court terme et découverts bancaires, les dettes d'exploitation et les dettes diverses.

Les instruments financiers (actifs et passifs) entrent au bilan à leur juste valeur initiale.

L'évaluation ultérieure des actifs et passifs financiers correspond, en fonction de leur classification, soit à la juste valeur, soit au coût amorti. Les actifs financiers évalués au coût amorti font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices de perte de valeur, et au minimum à chaque arrêté comptable. La perte de valeur est enregistrée en compte de résultat.

Le coût amorti correspond à la valeur comptable initiale (nette des coûts de transaction), plus/moins les intérêts calculés sur la base du taux d'intérêt effectif, moins les sorties de trésorerie (coupons et remboursements de principal). Les intérêts courus (produits et charges) ne sont pas enregistrés au taux facial de l'instrument financier, mais sur la base du taux effectif de l'instrument (taux actuariel qui inclut les frais, commissions et prime de remboursement).

a) Evaluation et comptabilisation des actifs financiers :

— Immobilisations financières et autres créances à long terme : Les immobilisations financières comprennent principalement les titres de sociétés non consolidées.

Le Groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliances avec les sociétés concernées. Les titres de participation dans les sociétés non consolidées sont analysés comme disponibles à la vente et sont donc comptabilisés à leur juste valeur. Pour les titres cotés, cette juste valeur correspond au cours de bourse. Si la juste valeur n'est pas déterminable de façon fiable, les titres sont comptabilisés à leur coût. En cas d'indication objective d'une dépréciation de l'actif financier (notamment baisse significative et durable de la valeur de l'actif), une provision pour dépréciation est constatée par le résultat.

Les immobilisations financières comprennent également les prêts « aides à la construction », les dépôts et cautionnement et les autres prêts à long terme.

Les autres créances à long terme comprennent pour l'essentiel les créances résultant de l'option de report en arrière détenues sur le Trésor public, les créances dont l'échéance est supérieure à un an, et les instruments dérivés non courants.

Les immobilisations financières et les autres créances à long terme sont comptabilisées au coût amorti, à l'exception :

- des titres de sociétés non consolidés ;
- des instruments dérivés non courants, comptabilisés à leur juste valeur (cf. ci-après).

— Créances d'exploitation : Les créances d'exploitation comprennent principalement les créances clients qui correspondent à la juste valeur de la contrepartie à recevoir. En cas de différé de paiement au-delà des délais accordés habituellement par le Groupe et dont l'effet est significatif sur la détermination de la juste valeur, les paiements futurs font l'objet d'une actualisation.

— Placements à court terme : Les placements à court terme sont reconnus au bilan à leur juste valeur à la date d'établissement des comptes. Dans le cas de titres cotés, cette valeur est calculée sur la base des cours de Bourse à la date d'établissement des comptes. L'effet des variations de juste valeur est enregistré en produits de trésorerie et d'équivalents de trésorerie au compte de résultat. Les placements à court terme sont essentiellement constitués de parts d'OPCVM de trésorerie et de titres de créances négociables, qui sont mobilisables ou cessibles à très court terme et ne présentent pas de risque significatif de perte de valeur en cas d'évolution des taux d'intérêt.

— Instruments dérivés : Les instruments dérivés, sont initialement évalués à leur juste valeur. A l'exception des cas de couverture décrits ci-après, les variations de juste valeur des instruments dérivés, estimées sur la base des cours de marchés ou de valeurs données par les banques, sont reconnues en compte de résultat à la date d'établissement des comptes.

Les instruments dérivés peuvent être désignés comptablement comme des instruments de couverture dans une opération de couverture de juste valeur ou de flux futurs de trésorerie, conformément aux critères définis dans la norme IAS 39 « Instruments financiers : comptabilisation et évaluation ».

La comptabilité de couverture est alors appliquée :

- Pour les couvertures de juste valeur d'instruments financiers reconnus au bilan, l'incidence en compte de résultat de la variation de la juste valeur des éléments couverts est compensée par les variations symétriques de juste valeur des instruments de couverture, à raison de leur efficacité ;
- Pour les couvertures de flux futurs de trésorerie, les variations de juste valeur du dérivé sont décomposées entre (i) la part efficace, enregistrée en capitaux propres et transférée au compte de résultat quand l'élément couvert impacte lui-même le résultat, (ii) la part inefficace, immédiatement comptabilisée en résultat.

b) Évaluation et comptabilisation des passifs financiers :

— Dettes financières à long terme : Les dettes financières à long terme comprennent essentiellement les emprunts auprès des établissements de crédit, les emprunts obligataires, ainsi que les dettes résultant de la reconnaissance à l'actif de la valeur des biens pris en location-financement.

Les emprunts auprès des établissements de crédit, ainsi que les emprunts obligataires sont évalués à la date de souscription à leur juste valeur, puis comptabilisés jusqu'à leur échéance selon la méthode du coût amorti.

A la date de souscription de l'emprunt, la juste valeur correspond à la valeur des flux de décaissements futurs actualisés au taux du marché. En outre, les frais et les éventuelles primes d'émission sont imputés sur la juste valeur de l'emprunt.

La différence entre la valeur nominale de l'emprunt et sa juste valeur telle que calculée ci-dessus est inscrite en capitaux propres.

A chaque période suivante, la charge d'intérêt comptabilisée en compte de résultat correspond à la charge d'intérêt théorique calculée par application du taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux d'intérêt effectif est calculé lors de la souscription de l'emprunt et correspond au taux permettant de ramener les flux de décaissements futurs au montant initial de la juste valeur de l'emprunt.

La différence entre la charge d'intérêt telle que calculée ci-dessus et le montant nominal des intérêts est inscrite en contrepartie de la dette au passif du bilan.

— Autres passifs financiers : A l'exception des instruments dérivés, les autres passifs financiers sont évalués au coût amorti calculé selon les principes décrits ci-dessus.

Les instruments dérivés sont évalués à leur juste valeur selon les principes décrits ci-dessus (Cf. a) Evaluation et comptabilisation des actifs financiers).

N) Trésorerie nette. — La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme. La trésorerie comprend les créances financières, les placements à court terme, le disponible en banque diminués des découverts bancaires, et les instruments dérivés lorsqu'ils se rapportent à des éléments sous-jacents inclus dans la trésorerie nette.

O) Prestations de retraite. — Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du Groupe auprès d'organismes habilités à gérer de tels fonds de retraite. Les obligations du Groupe se limitent au paiement de ces cotisations qui sont donc enregistrées en compte de résultat dès qu'elles sont encourues.

Les régimes à prestations définies sont :

— soit directement supportés par le Groupe, qui à ce titre, provisionne les coûts des prestations de retraite à servir, évalués à la valeur actuelle des paiements futurs estimés, en retenant des paramètres internes et externes revus régulièrement ;

— soit supportés au travers d'un fonds de pension auquel le Groupe contribue selon les règles et législations sociales propres à chaque pays d'implantation.

Les engagements de retraite dans le cadre de ces régimes sont le plus généralement évalués par des actuaires indépendants, suivant la méthode des unités de crédits projetés. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations, et chacune de ces unités est évaluée séparément pour obtenir l'obligation finale du Groupe.

Les engagements de retraite ainsi calculés font l'objet d'une actualisation au taux de rendement des obligations d'entreprise de première catégorie.

Pour les régimes de retraites dont les engagements sont couverts par des actifs, seul le déficit est provisionné.

Les gains et pertes actuariels sont générés par des changements d'hypothèses actuarielles ou des écarts d'expérience (i.e. écarts entre la projection actuarielle et la réalité à la date d'établissement des comptes) sur les engagements ou sur les actifs financiers du régime. Ces écarts sont reconnus en résultat suivant la méthode du corridor : ils sont étalés sur la durée résiduelle de vie active des bénéficiaires, pour la part excédant le plus grand de 10 % des engagements ou de 10 % de la juste valeur des actifs du régime à la date de clôture.

P) Options de souscriptions d'actions accordées au personnel. — Des options de souscriptions d'actions peuvent être accordées à un certain nombre de salariés du Groupe. Elles donnent droit de souscrire à des actions Capgemini pendant un délai de cinq ou six ans à un prix d'exercice fixe déterminé lors de leur attribution.

Les options font l'objet d'une évaluation à la juste valeur, à leur date d'octroi. La juste valeur correspond à la valeur de l'avantage accordé au salarié. Elle est reconnue en « Autres produits et charges opérationnels » au compte de résultat, linéairement sur la période d'acquisition des droits de l'option, en contrepartie des capitaux propres.

La juste valeur de l'option est déterminée par application du modèle de « Black and Scholes », dont les paramètres incluent notamment le prix d'exercice des options, leur durée de vie, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, les hypothèses de rotation de l'effectif bénéficiant de l'attribution d'options, et le taux d'intérêt sans risque.

En application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2004, sont évalués et comptabilisés en autres charges opérationnelles. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Q) Provisions. — Une provision est reconnue au bilan lorsqu'une obligation, née avant la date d'établissement des comptes, risque d'entraîner un décaissement pour y faire face, mesurable de manière fiable. Les provisions sont actualisées lorsque l'effet de la valeur temps de l'argent est significatif.

R) Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux d'exploitation, d'investissement et de financement.

S) Information sectorielle. — Pour ses besoins de gestion, le Groupe suit son activité selon trois axes : la géographie, le métier et le secteur d'activité. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. L'information sectorielle de premier niveau correspond aux zones géographiques dans lesquelles le Groupe est implanté. L'information sectorielle de second niveau correspond aux métiers du Groupe.

T) Règles spécifiques d'évaluation aux arrêtés comptables intermédiaires. — Les comptes semestriels, qui ne permettent pas de préjuger de l'année complète, prennent en compte toutes les écritures comptables de fin de période considérées comme nécessaires par la direction du Groupe pour donner une image fidèle des informations présentées.

2. – Transition IFRS au 30 juin 2004.

Les incidences du passage aux normes comptables IFRS au 1er janvier 2004, au 31 décembre 2004, et pour l'exercice 2004 sont détaillées dans la note 16 « Transition aux IFRS – informations chiffrées consolidées ». L'incidence sur les comptes consolidés du premier semestre 2004 est la suivante :

Impact de la transition sur le compte de résultat du premier semestre 2004 :

(En millions d'euros)	Notes 16 (1)	
Résultat net du premier semestre 2004 selon les principes comptables français		– 135
Reconnaissance du chiffre d'affaires	V.A.	– 4
Reconnaissance des coûts sur contrats d'infogérance	V.B.	– 9
Provisions pour engagements de retraite et assimilés	V.C.	– 9
Annulation de l'amortissement des écarts d'acquisition	V.D.	4
OCEANE	V.G.	– 2
Options de souscription d'actions réservées au personnel	V.F.	– 1
Autres retraitements		– 1
Résultat net du premier semestre 2004 selon les normes IAS/IFRS		– 157

(1) Indication des principes d'ajustements.

Impact de la transition sur les capitaux propres au 30 juin 2004 :

(En millions d'euros)	Notes 16 (1)	
Capitaux propres au 30 juin 2004 selon les principes comptables français		3 268
Reconnaissance du chiffre d'affaires	V.A.	7
Reconnaissance des coûts sur contrats d'infogérance	V.B.	– 29
Provisions pour engagements de retraite et assimilés	V.C.	– 302
Impôts	V.E.	222
Annulation de l'amortissement des écarts d'acquisition	V.D.	4
OCEANE net d'impôts différés	V.G.	33
Autres retraitements		– 9
Capitaux propres au 30 juin 2004 selon les normes IAS/IFRS		3 194

(1) Indication des principes d'ajustements

Les principes de ces ajustements sont expliqués en note 16 « Effets sur les comptes 2004 de la transition aux normes IFRS ».

Impact de la transition sur le tableau des flux de trésorerie :

(En millions d'euros)	Normes françaises au format IFRS	Location-financement	Carry-back	Autres	Normes IFRS
Flux de trésorerie liés à l'activité	– 123	23	– 34	– 2	– 136
Flux de trésorerie liés aux opérations d'investissements	– 121	10			– 111
Flux de trésorerie liés aux opérations de financement	– 126	– 33	34	2	– 123
Variation de la trésorerie nette	– 370				– 370

Les principaux retraitements entre les normes françaises et IFRS sont les suivants :

— Locations-financement : En application de la norme IAS 7 « Tableaux des flux de trésorerie », les investissements et les financements liés à la comptabilisation des contrats de location-financement selon la norme IAS 17 « Contrats de location » n'ont pas d'incidence sur les flux de trésorerie du premier semestre 2004. Bien que des actifs et des passifs soient reconnus au bilan consolidé, aucun flux de trésorerie correspondant n'est réellement généré sur la période.

Selon les principes comptables français, et privilégiant une cohérence de présentation dans l'ensemble des états de synthèse, des flux d'investissement et de financement étaient présentés dans le tableau des flux de trésorerie du Groupe au titre du retraitement des contrats de location financement.

En conséquence, l'application des normes IFRS a conduit à annuler pour un montant de 10 millions d'euros des flux d'investissement et de financement liés au retraitement des contrats de location-financement nés au cours du premier semestre 2004.

Par ailleurs, les travaux de passage aux IFRS ont amené à identifier des contrats de loyers qui répondaient aux critères de retraitement des contrats de location-financement (cf. Note 16.H. « Location-financement »). Ces contrats n'avaient pas été retraités dans le bilan consolidé au 30 juin 2004 établi selon les principes comptables français. Dès lors, l'incidence de l'adoption des normes IFRS comprend également la requalification du flux de trésorerie courant lié aux loyers de la période en flux de financement.

— Carry-back : Le traitement selon les normes IFRS des créances de carry-back est détaillé en Note 16.E.b. « Cessions de créances de carry-back ». L'incidence au 30 juin 2004 correspond essentiellement à la réintégration au bilan consolidé, pour sa valeur actuelle, en contrepartie d'une dette financière, d'un complément de créance de carry-back cédé le 28 juin 2004 à un établissement de crédit pour 33 millions d'euros.

3. – Evolution du périmètre.

Les principaux mouvements de périmètre survenus au cours du premier semestre 2005 sont les suivants :

Fin 2004, une réorganisation des opérations en France a conduit à créer sept nouvelles entités (Capgemini Consulting, Capgemini Finance et Services, Capgemini Industrie et Distribution, Capgemini Est, Capgemini Ouest, Capgemini Sud, Capgemini Outsourcing services), les apports partiels successifs ayant eu lieu début 2005.

D'autre part, la société Capgemini OS Electric, anciennement Cap Sogeti France S.A.S., a été utilisée dans le cadre du contrat Schneider. La société est détenue par le groupe à 100 % et consolidée par intégration globale.

En janvier 2005, les activités du pôle Sogeti/Transiciel ont fait l'objet d'une réorganisation, conduisant pour l'essentiel à la création de nouvelles sociétés, à la suite d'opérations de fusions et d'apports partiels d'actifs.

Le Groupe a cédé, en janvier 2005, sa participation de 25,22 % dans la société IS Energy pour un montant de 21 millions d'euros, à la suite de l'exercice, à fin 2004, par la société E.ON de l'option d'achat qu'elle détenait sur ces titres.

Le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au Groupe Accenture pour un montant de 143 millions d'euros.

4. – Charges d'exploitation par nature.

L'analyse des charges par nature est la suivante :

(En millions d'euros)	Premier semestre 2004	Premier semestre 2005
Charges de personnel	1 988	2 142
Achats et sous-traitance	417	624
Frais de déplacements	162	163
Loyers et taxes locales	130	142
Dotations aux amortissements et provisions	107	96
Autres charges	205	243
Total	3 009	3 410

5. – Autres produits et charges opérationnels.

L'analyse des autres produits et charges opérationnels est la suivante :

(En millions d'euros)	Premier semestre 2004	Premier semestre 2005
Coûts de restructuration	– 67	– 77
Dépréciation des écarts d'acquisition	– 8	– 1
Charges liées aux attributions d'options de souscription d'actions	– 1	– 4
Plus ou moins-value de cession de sociétés consolidées ou d'activité		138
Autres produits et charges		5
Total	– 76	61

Au premier semestre 2004, les autres produits et charges recouvrent principalement des coûts de restructuration :

— 40 millions d'euros de coûts directement liés aux réductions d'effectifs (1 294 collaborateurs), essentiellement en Europe,

— 12 millions d'euros d'autres charges, liées principalement à la poursuite sur le premier semestre des mesures de rationalisation du parc immobilier.

Au premier semestre 2005, les autres produits et charges recouvrent pour l'essentiel :

Des coûts de restructuration :

— 26 millions d'euros de coûts directement liés aux réductions d'effectifs (365 collaborateurs), principalement en Amérique du Nord (10 millions d'euros), en France (4 millions d'euros), au Benelux (2,5 millions d'euros), dans les pays Nordiques (1,7 million d'euros) et au Royaume Uni (1,5 million d'euros) ;

— 51 millions d'euros d'autres charges, entièrement liées aux mesures de rationalisation du parc immobilier en Amérique du Nord.

Des plus-values sur cession de titres et d'activités. — Le Groupe a cédé, en janvier 2005, sa participation de 25,22 % dans la société IS Energy, en Allemagne, pour un montant de 21 millions d'euros à la suite de l'exercice à fin 2004 par la société E.ON, de l'option d'achat qu'elle détenait sur ces titres, dégageant une plus-value de 15 millions d'euros.

Le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au Groupe Accenture pour une valeur de 143 millions d'euros, dégageant une plus-value de 123 millions d'euros.

Autres produits et charges. — En Avril 2005, le Groupe a cédé son contrat de location-financement sur le bien immobilier situé à Béhoust, qui abritait l'Université du Groupe jusqu'à l'ouverture en 2003 de la nouvelle Université du site Les Fontaines, situé à Gouvieux. Un gain net de 5 millions d'euros a été dégagé.

6. – Produits et frais financiers nets.

L'analyse des produits et frais financiers (nets) est la suivante :

(En millions d'euros)	Premier semestre 2004	Premier semestre 2005
Coût de l'endettement financier brut	– 23	– 18
Produits de trésorerie et d'équivalents de trésorerie	8	12
Coût de l'endettement financier net	– 15	– 6
Autres produits et charges financiers	– 11	– 3
Produits et frais financiers nets	– 26	9

Coût de l'endettement financier brut. — Le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	Premier semestre 2004	Premier semestre 2005
Intérêts des emprunts obligataires convertibles OCEANE	– 10	– 9
Intérêts bancaires	– 13	– 9
Total	– 23	– 18

Produits de trésorerie et d'équivalents de trésorerie. — Ils comprennent pour l'essentiel la rémunération des placements financiers.

Autres produits et charges financiers. — Les autres produits et charges financiers comprennent principalement :

— les charges liées à la comptabilisation d'instruments financiers selon la méthode du coût amorti, en utilisant un taux d'intérêt effectif (voir note 1.M « Instruments financiers »),

— la dépréciation de titres non consolidés,

— un effet lié à l'évaluation à la juste valeur d'un contrat d'échange de taux sur l'emprunt obligataire convertible émis le 23 juin 2003 (voir note 11 « Trésorerie nette »),

— les charges d'intérêts et les produits de rendement attendu à long terme sur les actifs des régimes de retraites à prestations définies.

7. – Impôts.

La charge d'impôt du premier semestre s'analyse principalement comme suit :

(En millions d'euros)	Premier semestre 2004	Premier semestre 2005
Impôts courants	20	– 18
Impôts différés	– 31	– 38
Total	– 11	– 56

La charge d'impôt du premier semestre 2005 s'analyse de la manière suivante :

— impôts sur résultats bénéficiaires, notamment au Canada (5 millions d'euros) et en Hollande (5 millions d'euros),

— impôts forfaitaires supportés principalement aux Etats-Unis et en Italie, pour un montant de 4 millions d'euros,

— utilisation d'impôts différés actifs reconnus sur les déficits fiscaux du groupe fiscal français pour 30 millions d'euros.

Il convient de noter que les impôts différés passifs relatifs à la composante « capitaux propres » de l'OCEANE émise le 16 juin 2005, déterminée selon les modalités indiquées dans la note 4 au pied du tableau de variation des capitaux propres, ont été comptabilisés en contrepartie des capitaux propres.

8. – Immobilisations.

A) Variation des immobilisations corporelles et incorporelles. — Au premier semestre 2005, la variation des immobilisations corporelles et incorporelles s'explique pour l'essentiel par un effet positif de conversion.

B) Ecarts d'acquisition. — Les écarts d'acquisition s'élèvent à 1,811 million d'euros au 30 juin 2005, et ils recouvrent principalement le Royaume-Uni (479 millions d'euros), la France (476 millions d'euros), le Bénélux (442 millions d'euros), l'Amérique du Nord (216 millions d'euros) et l'Allemagne et l'Europe Centrale (95 millions d'euros).

La variation de la valeur nette comptable des écarts d'acquisition sur le premier semestre 2005 résulte principalement de l'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (42 millions d'euros).

C) Test de valeurs sur immobilisations corporelles et incorporelles. — Il convient de noter qu'au 30 juin 2005, il n'existait pas d'indices de perte de valeur, à l'exception de ceux ayant conduit à reconnaître une dépréciation sur un écart d'acquisition au Royaume Uni pour un montant de 1 million d'euros.

D) Immobilisations financières. — Les immobilisations financières se décomposent comme suit :

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Titres de sociétés non consolidées	5	2
Dépôts et autres immobilisations financières à long terme	59	49
Total	64	51

9. – Créances d'exploitation.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Clients et comptes rattachés	1 773	1 822
Créances envers les organismes sociaux	41	66
Total	1 814	1 888

Clients et comptes rattachés. — Les clients et comptes rattachés s'analysent comme suit :

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Clients	1 329	1 282
Factures à émettre	463	547
Travaux en cours (1)	18	36
Provisions pour créances douteuses	– 37	– 43
Total	1 773	1 822

(1) Les travaux en cours correspondent aux coûts encourus lors la phase initiale de certains contrats d'infogérance (« TXU » en Amérique du Nord, « Aspire » en Grande-Bretagne et « Schneider » en France).

Les avances et acomptes reçus des clients, provenant essentiellement des activités de projets, sont enregistrés au passif du bilan, dans les dettes d'exploitation, en vertu du principe comptable de non-compensation des créances et des dettes. A noter que pour les besoins du calcul du délai moyen de règlement des clients, le Groupe déduit des créances clients le montant des avances reçues.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Clients et comptes rattachés	1 773	1 822
Avances et acomptes reçus des clients	– 538	– 559
Total des créances clients nettes des avances et acomptes reçus	1 235	1 263
En nombre de jours du total du chiffre d'affaires	72	66

10. – Plans d'options de souscription d'actions.

L'assemblée générale des actionnaires a autorisé le 24 mai 1996, le 23 mai 2000 et le 12 mai 2005 le conseil d'administration ou le directoire, à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai respectif de cinq ans pour les plans des 24 mai 1996 et 23 mai 2000 et de 38 mois pour le plan du 12 mai 2005, des options donnant droit à la souscription d'actions.

Les principales caractéristiques des plans en vigueur au 30 juin 2005, sont résumées dans le tableau de la Note 14 « Situation nette de l'ensemble consolidé » du rapport annuel 2004.

Au 30 juin 2005, le nombre d'actions pouvant être souscrites sur des options de souscriptions d'actions précédemment consenties et non encore exercées s'élève à 13 359 650 :

— si toutes ces options, quel que soit le prix d'exercice auquel elles ont été attribuées (i.e., qu'il soit ou non supérieur au cours de l'action), étaient exercées au 30 juin 2005, la dilution serait de 9,2 %,

— en ne retenant que les options dites « dans le marché », à savoir celles dont le prix d'exercice est inférieur ou égal au cours de l'action du 30 juin 2005 (26,28 euros) et quelle que soit la date à laquelle les options peuvent être exercées, la dilution serait égale à 3,8 %.

La variation, au premier semestre 2005, du nombre d'actions pouvant être souscrites sur des options précédemment consenties est la suivante :

Evolution	Plan 1996 (plan n° 4)	Fourchette de prix d'exercice (en euros)	Plan 2000 (Plan n° 5)	Fourchette de prix d'exercice (en euros)	Total
Nombre d'actions au 31 décembre 2004 pouvant être souscrites sur des options précédemment consenties et non encore exercées	1 411 950	114 à 178	10 877 200	21 à 161	12 289 150
Nombre de nouvelles options consenties au cours du premier semestre	Plan terminé	N/A	1 623 000	27	1 623 000
Nombre d'options forcloses ou annulées au cours du premier semestre	5 000	114 à 178	542 500	21 à 161	547 500
Nombre d'options levées au cours du premier semestre			5 000	– 1	5 000
Nombre d'actions au 30 juin 2005 pouvant être souscrites sur des options précédemment consenties et non encore exercées	1 406 950	114 à 178	11 952 700	21 à 161	13 359 650
Durée de vie moyenne pondérée résiduelle (en année)	0,69		3,03		

(1) Au 30 juin 2005, 5 000 options de souscriptions d'actions ont été levées, exclusivement au titre de l'attribution faite à 24 euros.

Le cours moyen de l'action sur le premier semestre 2005 s'élève à 25,86 euros.

En application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2004, sont évalués et comptabilisés en autres charges opérationnelles. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Juste valeur des options accordées. — Les principales caractéristiques des attributions et les bases de calcul sont récapitulées dans le tableau ci-dessous :

Synthèse	Plan n° 5 d'une durée de 5 ans				Plan n° 6 d'une durée de 38 mois (1)
Date de l'Assemblée :	23 mai 2000				12 mai 2005
Nombre total d'options pouvant être souscrites :	12 000 000				6 000 000
Délai d'exercice des options à compter de leur date d'attribution :	5 années sur la base de tranches progressives				
Prix de souscription en % de la moyenne des vingt séances précédant l'octroi :	100 %				
Dates des attributions concernées par les retraitements IFRS 2 :	1er octobre 2003	1er avril 2004	1er octobre 2004	1er avril 2005	
Nombres d'actions attribuées à l'origine :	1 406 000	566 000	3 634 500	1 623 000	
Prix de souscription (par action et en euros) des différentes attributions en vigueur :	40	31	21	27	
Prix de l'action à la date d'attribution :	35,88	31,19	19,09	27,06	
Nombre d'actions souscrites au 30 juin 2005 :					
Principales conditions de marché à la date d'attribution :					
Volatilité	37-38 %	38,1-38,8 %	37,5-38,5 %	32,4-33,8 %	
Durée de vie moyenne d'exercice de l'option (années)	3,5-4,25	3,5-4,25	3-4,25	3-4,25	
Taux d'intérêt sans risque	2,7-3,1 %	2,8-3 %	3-3,3 %	2,2-2,9 %	
Conditions hors marché :					
Présence effective à la date d'exercice	oui	oui	oui	oui	
Autres	non	oui (2)	non	non	
Modèle de valorisation utilisé pour déterminer la juste valeur des options	Modèle Black & Scholes				
Fourchette des justes valeurs en euros	8,7-10,3	9,2-10,3	4,5-5,7	6,2-7,8	
Nombre d'actions au 30 juin 2005 pouvant être souscrites sur des options précédemment consenties et non encore exercées :	1 142 000	410 500	3 491 500	1 606 000	

(1) Au 30 juin 2005, le plan n° 6 n'avait pas donné lieu à attribution d'options de souscription d'actions.

(2) Certaines personnes de la société Transiciel ont reçu des options de souscription d'actions soumises à des conditions d'exercice dont les détails sont présentés dans la note d'information ayant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003.

Incidence sur les états financiers. — En fonction des paramètres de calcul utilisés dans la détermination de la juste valeur selon la méthode de « Black & Scholes » (Cf. (1.p) Options de souscriptions d'actions accordées au personnel), la charge reconnue en autres produits et charges opérationnels au titre des quatre attributions s'élève à 4 millions d'euros pour le premier semestre 2005.

11 – Trésorerie nette.

La trésorerie nette est constituée de la trésorerie disponible diminuée des dettes financières à court et à long terme.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Trésorerie	1 232	1 709
Dettes financières	946	1 211
Trésorerie nette	286	498

Il convient de noter que la trésorerie nette comprend des instruments dérivés actifs et passifs, respectivement présentés au bilan dans les créances à long terme pour un montant de 5 millions d'euros et les autres dettes à long terme, pour un montant de 1 million d'euros.

Par ailleurs, les « dettes financières à court terme et découverts bancaires » s'analysent entre les dettes financières à court terme, c'est à dire exigible dans les douze mois, et les découverts bancaires, de la façon suivante :

(En millions d'euros)	Au 31/12/04	Au 30/12/05
Dettes financières à court terme	180	71
Découverts bancaires	20	37
Dettes financières à court terme et découverts bancaires	200	108

I) Trésorerie. — La trésorerie, au sens du tableau des flux de trésorerie, s'analyse comme la somme des créances financières et placements à court terme, et du disponible en banque diminués des découverts bancaires.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Créances financières et placements à court terme	1 001	1 467
Banques	251	279
Découverts bancaires	– 20	– 37
Trésorerie	1 232	1 709

II) Dettes financières. — Les dettes financières s'analysent entre long terme et court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes OCEANE	408	802
Dettes liées aux contrats de location-financement	164	143
Autres dettes financières	196	199
Instruments dérivés	– 2	– 4
Dettes financières non courantes (long terme)	766	1 140
Dettes bancaires ou assimilées	46	5
Dettes liées aux contrats de location-financement	64	43

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Autres dettes financières	70	23
Dettes financières courantes (court terme)	180	71
Total des dettes financières	946	1 211

II-1) Analyse des dettes financières :

(i) Emprunts obligataires convertibles ou échangeables en actions nouvelles ou existantes de Cap Gemini S.A. (OCEANE) :

— OCEANE émise le 24 juin 2003 :

Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (OCEANE), ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010. Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 €. Les obligations portent intérêt à un taux de 2,50 % l'an. A noter que la Société a conclu le 28 octobre 2004 un contrat d'échange de taux au titre duquel la Société est désormais payeur d'un taux variable (voir II-3 ci-dessous « Instruments financiers »).

Les conditions et modalités de cet emprunt sont détaillées dans la note 15 « Trésorerie nette » du document de référence au 31 décembre 2004.

Dans le cadre de l'émission de l'OCEANE du 16 juin 2005, Capgemini a décidé de neutraliser intégralement la dilution potentielle liée à l'OCEANE émise le 24 juin 2003 et devant venir à maturité le 1er janvier 2010 par l'acquisition auprès de la Société générale d'une option d'achat, pour un coût de 16 millions d'euros, portant sur un nombre d'actions égal à la totalité du sous-jacent de cette OCEANE 2010 (soit environ 9 millions d'actions), à un prix d'exercice et à une maturité correspondant à ceux de l'OCEANE 2010.

- Comptabilisation de l'OCEANE à la juste valeur : En application du principe de comptabilisation décrit en note 1.M.b « Dettes financières à long terme », la juste valeur de la dette correspondante au passif du bilan, ainsi que la part affectée en capitaux propres, ont été calculées à la date de l'émission de l'OCEANE, le 24 juin 2003.

La juste valeur de la dette au bilan incluse dans les dettes à long terme a été calculée par référence au taux d'intérêt implicite pour une émission d'obligations simples à la date d'émission de l'OCEANE (soit 4,8 %). La différence entre la valeur nominale de l'OCEANE et sa juste valeur a été affectée en capitaux propres dans les autres réserves, nette d'impôts différés.

Au 30 juin 2005, la composante dette de l'OCEANE s'élevait à 413 millions d'euros.

Compte tenu du taux effectif de 4,8 % (5,1 % après prise en compte des frais d'émission), le montant semestriel de la charge d'intérêt du premier semestre s'élève à 9 millions d'euros, contre un coupon de 5,7 millions d'euros, sur la base du taux nominal de l'emprunt (2,5 %).

— OCEANE émise le 16 juin 2005 : Par ailleurs, le 16 juin 2005 Capgemini a procédé à une émission d'obligations à option de conversion et/ou échange en actions Capgemini nouvelles ou existantes (OCEANE) ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012. Le montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 €. Les obligations portent intérêt au taux nominal annuel de 1 %.

- Caractéristiques de l'OCEANE émise le 16 juin 2005.

• Conversion et/ou échange des obligations en actions : A tout moment, à compter de la date de règlement, soit le 24 juin 2005, et jusqu'au septième jour ouvré précédant la date de remboursement normal ou anticipé, les titulaires d'obligations pourront demander l'attribution d'actions ordinaires de l'émetteur à raison d'une action pour une obligation, sous réserve des ajustements prévus. L'émetteur pourra à son gré remettre des actions nouvelles et/ou des actions existantes.

• Amortissement normal : Les obligations seront amorties en totalité le 1er janvier 2012 (ou le premier jour ouvré suivant si cette date n'est pas un jour ouvré) par remboursement au prix de 41,90 € par obligation, soit environ 113,24 % de la valeur nominale des obligations.

• Amortissement anticipé au gré de la Société : La Société peut procéder à l'amortissement des obligations par anticipation :

• à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres publiques de rachat ou d'échange,

• à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, sous réserve d'un pré-avis de 30 jours calendaires, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé déterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit un taux de 2,875 %, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs au cours desquels l'action est cotée choisis par la Société parmi les 40 jours de bourse consécutifs précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 130 % de ce prix de remboursement anticipé ;

• à tout moment, pour la totalité des obligations restant en circulation, si moins de 10 % des obligations émises restent en circulation.

• Amortissement anticipé au gré des porteurs

En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

• Cas d'exigibilité anticipée

Les obligations deviendront exigibles dans les cas et selon les modalités prévus dans la note d'opération ayant obtenu le visa de l'AMF nº 05-564 en date du 16 juin 2005.

A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

- Comptabilisation de l'OCEANE à la juste valeur : En application du principe de comptabilisation décrit en note 1.M.b « Dettes financières à long terme », la juste valeur de la dette correspondante au passif du bilan, ainsi que la part affectée en capitaux propres, ont été calculées à la date de l'émission de l'OCEANE, le 16 juin 2005.

La juste valeur de la dette au bilan incluse dans les dettes à long terme, a été calculée par référence au taux d'intérêt implicite pour une émission d'obligations simples à la date d'émission de l'OCEANE (soit 4,5 %). La différence entre la valeur nominale de l'OCEANE et sa juste valeur a été affectée en capitaux propres dans les autres réserves, net d'impôts différés.

Au 30 juin 2005, la composante dette de l'OCEANE s'élevait à 389 millions d'euros.

Compte tenu du taux effectif de 4,5 % (4,8 % après prise en compte des frais d'émission), le montant semestriel de la charge d'intérêt du 1er semestre s'élève à 0,4 million d'euros, contre un coupon de 0,1 million d'euros, sur la base du taux nominal de l'emprunt (1 %).

(ii) Dettes bancaires ou assimilées :

— Crédit syndiqué conclu par Cap Gemini S.A. : Le 31 juillet 2001, la Société a conclu avec un groupe de banques composé de BNP Paribas et Barclays Capital Group, toutes deux en qualité de chef de file, de Banca di Roma, Bank of America, CIC-Crédit Mutuel, Crédit agricole Indosuez, Crédit lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques Populaires et Société générale, en qualité de co-arrangeurs, et de Cadif, Dresdner Bank AG et Fuji Bank Limited en qualité de participants, une ligne de crédit multidevises de 600 millions d'euros remboursable *in fine* au plus tard le 31 juillet 2006. Cette ligne a fait l'objet d'un avenant en date du 15 octobre 2004.

Les conditions et modalités de cet emprunt sont détaillés dans la note 15 « Trésorerie nette » du Document de référence au 31 décembre 2004.

Il est précisé qu'au 30 juin 2005 le Groupe respectait les ratios financiers prévus au contrat, et déterminés selon les principes comptables français.

A ce jour, cette ligne n'a jamais été tirée.

(iii) Dettes liées aux contrats de location-financement : Il convient de noter que dans le cadre du contrat d'infogérance conclu avec Schneider Electric le 28 octobre 2004, un certain nombre de contrats de location signés par Schneider Electric n'a pas encore été transféré au Groupe. Ces contrats feront l'objet d'une analyse selon les critères de la norme IAS 17 « Contrats de location ». A l'issue de cette analyse, le retraitement des contrats de location-financement pourrait conduire à reconnaître une dette financière additionnelle, d'un montant maximal estimé à 20 millions d'euros, correspondant à l'engagement total des contrats de loyers. Au 30 juin 2005, ces engagements sont inclus dans les engagements hors bilan.

Au 30 juin 2005, le montant correspond à la dette liée aux retraitements des contrats de location-financement. Ils concernent principalement le financement de l'Université du Groupe située à Gouvieux, et des investissements en matériels informatiques réalisés par Capgemini UK Plc, Capgemini Outsourcing BV, et New Horizons Systems Solutions LLP (Canada).

(iv) Autres dettes financières : Au 30 juin 2005, les 222 millions d'autres dettes financières comprennent principalement :

— pour un total de 114 millions d'euros, la réintégration au bilan de créances détenues sur le Trésor public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002, qui s'élevaient respectivement à 74 et 33 millions d'euros lors de leur cession les 26 juin 2003 et 28 juin 2004. Ces créances ont été réintégrées en dettes financières en vertu du passage aux normes IFRS selon les modalités décrites en Note 16 V. E. « impôts » ;

— pour 61 millions d'euros, la valeur actuelle de l'option de vente dont bénéficie le groupe TXU dans le cadre d'un contrat d'infogérance de 10 ans signé le 17 mai 2004. Cette option de vente porte sur la participation minoritaire de 2,9 % du groupe TXU dans la société Capgemini Energy LLP et sur certains actifs (essentiellement la plate forme informatique dont le groupe TXU a concédé l'usage à Capgemini Energy LLP pendant la durée du contrat). Cette option, d'une valeur totale de 200 millions de dollars (165 millions d'euros) peut être exercée par le groupe TXU pendant les dix ans suivant la fin du contrat. Il convient de noter que la valeur de l'option de vente reconnue au passif du bilan évolue à chaque clôture. La variation de la valeur de l'option de vente entre le 31 décembre 2004 et le 30 juin 2005 s'explique par la reconnaissance d'intérêts notionnels et l'effet de change sur la conversion du dollar US en euros ;

— une dette de 21 millions d'euros, en juillet 2004, envers la société TXU résultant de l'application des termes du contrat ;

— le solde du prix d'acquisition des filiales de services informatiques du groupe Drägerwerk AG pour 10 millions d'euros, payable en février 2006.

II-2) Variation des dettes financières :

(i) Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes de Cap Gemini S.A. (OCEANE) : Le 16 juin 2005 Capgemini a procédé à une émission d'obligations à option de conversion et/ou échange en actions Capgemini nouvelles ou existantes (OCEANE) ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012. Le montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par

11 810 810 obligations d'une valeur nominale unitaire de 37 euros. Les obligations portent intérêt au taux nominal annuel de 1 %.

Les modalités de cet emprunt, ainsi que le retraitement de l'OCEANE à la juste valeur, sont détaillés dans la section ci-dessus II-1 « Analyse des dettes financières ».

(ii) Dettes bancaires ou assimilées : La variation des dettes bancaires ou assimilées entre le 31 décembre 2004 (46 millions d'euros) et le 30 juin 2005 (5 millions d'euros) s'explique principalement par la réduction des tirages, par les sociétés opérationnelles du Groupe, sur des lignes bancaires. Ces lignes de crédit bénéficient dans certaines circonstances de la garantie de Cap Gemini S.A.

(iii) Dettes liées aux contrats de location-financement : En avril 2005, le Groupe a cédé son contrat de location-financement sur le bien immobilier situé à Béhoust, qui abritait l'Université du Groupe jusqu'à l'ouverture en 2003 de la nouvelle Université du site Les Fontaines, situé à Gouvieux. La dette relative à ce contrat s'élevait à 27 millions d'euros.

(iv) Autres dettes financières : La variation des autres dettes financières entre le 31 décembre 2004 (266 millions d'euros) et le 30 juin 2005 (222 millions d'euros) s'explique principalement par le non recours durant la période par la société Transiciel à la mobilisation de créances commerciales auprès d'une société d'affacturage.

II-3) Instruments financiers :

(i) couvertures des risques de taux d'intérêts : Au 30 juin 2005, deux couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux et de produits optionnels (cap et floor) portant sur un montant total de 498,5 millions d'euros (contre un montant de 500,2 millions d'euros au 31 décembre 2004), pour des périodes allant de 5 à 9 ans, relatives à :

— d'une part, un contrat d'échange de taux (swap de taux d'intérêts) portant sur un montant total de 38,5 millions d'euros, pour une période restant à courir de 9 ans, relative à la couverture à hauteur de 50 % du crédit-bail contracté par la S.A.R.L Immobilière Les Fontaines (Université Capgemini) en décembre 2002. Au terme du contrat d'échange de taux correspondant, la S.A.R.L Immobilière Les Fontaines est payeur de taux fixe à 3,51 % contre Euribor 3 mois.

L'évaluation de ce contrat à la valeur de marché au 30 juin 2005 fait apparaître une perte de 1,1 million d'euros (contre une perte de 0,4 million d'euros au 31 décembre 2004).

— D'autre part, le 28 octobre 2004 la Société a signé un contrat d'échange de taux d'intérêts relatif à l'emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (OCEANE) de Cap Gemini S.A. émis par la société le 24 juin 2003 qui porte sur un montant total de 460 millions d'euros et pour une période restant à courir de 5 années. Selon les termes de ce contrat d'échange de taux d'intérêts, la Société est payeur d'un taux variable (Euribor 12 mois postfixé – 0,59 %) contre le taux fixe de l'OCEANE (2,5 %). Le taux variable est plafonné à 3,41 % et soumis à un taux plancher de 1,41 %. Enfin, ce contrat d'échange comprend une clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du droit dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé d'obligations (cf. § « Amortissement anticipé par remboursement au gré de la Société » en note 15 du document de référence au 31 décembre 2004).

L'évaluation de ce contrat à la valeur de marché au 30 juin 2005 fait apparaître au compte de résultat un produit d'équivalent de trésorerie s'élevant à 7 millions d'euros.

ii) Couvertures des risques de change : Au 30 juin 2005, les couvertures de taux de change s'élevaient au total à 147,8 millions d'euros et étaient les suivantes :

— couvertures commerciales à échéance 2005 et 2006 sous la forme de contrats d'achats / ventes de devises à terme pour une contre-valeur totale de 23,6 millions d'euros et qui portaient sur des montants en euros, dollars US, zlotys polonais, roupies indiennes et dollars australiens ;

— couvertures financières à échéance 2005 sous la forme de contrats d'achats / ventes de devises à terme (swaps de change) dans le cadre de financements internes au Groupe, pour les montants suivants :

- 100,3 millions de dollars US pour une contre-valeur de 82,8 millions d'euros ;
- 20,3 millions de livres sterlings pour une contre-valeur de 29,3 millions d'euros,
- 25,2 millions de dollars Hong Kong pour une contre-valeur de 2,6 millions d'euros,
- 15,2 millions de dollars australiens pour une contre-valeur de 9,5 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 30 juin 2005 fait apparaître un gain de l'ordre de 1,2 million d'euros.

12. – Provisions pour risques et charges, retraites et engagements assimilés.

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Provisions pour retraite et engagements assimilés	427	441
Provisions pour risques et charges	38	40
Total	465	481

La variation des provisions pour engagements de retraite et assimilés et des provisions pour risques et charges, se décompose de la manière suivante :

(En millions d'euros)	31/12/04	Dotations	Reprises	Variation de périmètre	Autres	30/06/05
Provisions pour retraites et engagements assimilés	427	48	– 34	– 9	9	441
Provisions pour risques et charges	38	5	– 7	2	2	40
Total	465	53	– 41	– 7	11	481

Provisions pour retraites et engagements assimilés. — L'analyse du compte provisions pour retraites et engagements assimilés au 30 juin 2005 et au 31 décembre 2004 est la suivante :

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Provisions sur régimes de retraites à prestations définies couverts par des actifs	329	346
Royaume-Uni et Irlande	298	324
Etats-Unis, Canada, Allemagne, Suisse, France, Bénélux	31	22
Provisions sur autres régimes de retraites à prestations définies non couverts par des actifs	98	95
Provisions sur régimes de retraites (Canada, Allemagne)	26	19
Provisions pour indemnités de départ à la retraite (France, Italie)	31	31
Provisions pour couvertures médicales et autres	41	45
Total	427	441

Il existe deux catégories de régimes de retraite :

— Régimes à cotisations définies : Ces régimes existent dans la majorité des pays d'Europe (France, Bénélux, Allemagne et Europe Centrale, les pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.

Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice.

— Régimes à prestations définies : Il existe deux natures de régime :

- Les régimes à prestations définies couverts par des actifs : ces régimes existent aux Etats-Unis, au Canada, au Royaume Uni, en Irlande, en Allemagne, en Suisse, au Bénélux et en France (Transiciel),
- Les régimes à prestations définies non couverts par des actifs : dans le cadre de ces régimes, des provisions pour indemnités de départ à la retraite et de couverture sociale sont constatées au passif du bilan dans le compte « provisions pour retraites et engagements assimilés ». Les pays principalement concernés sont la France, l'Italie, l'Allemagne et l'Europe Centrale, les pays Nordiques et l'Amérique du Nord.

a) Provisions sur régimes de retraites à prestations définies couverts par des actifs :

— Analyse des engagements :

(En millions d'euros)	Royaume-Uni et Irlande	Canada	Autres	Total
Dette actuarielle	1 328	166	76	1 570
Juste valeur des actifs de couverture	– 943	– 157	– 62	– 1 162
Engagements bruts	385	9	14	408
Ecarts actuariels non constatés	– 61	– 1		– 62
Coûts des services passés non constatés				
Engagements nets au bilan	324	8	14	346
Montants à l'actif				
Montants au passif	324	8	14	346
Engagements nets au bilan	324	8	14	346

— Effectifs :

	Royaume-Uni et Irlande	Canada	Autres	Total
Salariés en activité	5 210	1 031	9 180	15 421
Anciens salariés	5 473	16	658	6 147
Retraités	757	50	18	825
Total	11 440	1 097	9 856	22 393

— Hypothèses actuarielles :

	2004			2005		
	Royaume-Uni et Irlande	Canada	Autres	Royaume-Uni et Irlande	Canada	Autres
Taux d'actualisation des engagements (%)	4,7 – 5,4	6,0	3,5 – 7,0	4,5 – 5,0	6,0	3,5 – 7,3
Taux d'augmentation des salaires (%)	3,5	3,3	1,5 – 6,0	3,0 – 3,5	3,3	1,7 – 7,0
Rendements attendus des actifs de couverture (%)						

b) Provisions sur régimes de retraites à prestations définies non couverts par des actifs :

— Analyse des engagements :

(En millions d'euros)	France	Canada	Autres	Total
Dette actuarielle	24	26	52	102
Juste valeur des actifs de couverture				
Engagements bruts	24	26	52	102
Ecarts actuariels non constatés	– 2	2	– 2	– 2
Coûts des services passés non constatés	– 5			– 5
Engagements nets au bilan	17	28	50	95
Montants à l'actif				

(En millions d'euros)	France	Canada	Autres	Total
Montants au passif	17	28	50	95
Engagements nets au bilan	17	28	50	95

— Effectifs :

	France	Canada	Autres	Total
Salariés en activité	12 679	1 031	2 140	15 850
Anciens salariés		16	970	986
Retraités	3	50	63	116
Total	12 682	1 097	3 173	16 952

— Hypothèses actuarielles :

	2004			2005		
	France	Canada	Autres	France	Canada	Autres
Taux d'actualisation des engagements (%)	4,7-5,0	6,0	2,0-6,0	4,7-6,0	6,0	4,4-6,0
Taux d'augmentation des salaires (%)	1,5-2,0	3,3	1,0-3,5	1,5-4,0	3,3	1,0-6,0
Rendements attendus des actifs de couverture (%)						

13. – Engagements hors bilan.

a) Engagements reçus :

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Engagements reçus :		
Sur contrats	7	13
Autres	4	4
Total	11	17

b) Engagements donnés :

(En millions d'euros)	Au 31/12/04	Au 30/06/05
Engagements donnés :		
Sur locations non résiliables	1 070	1 054
Sur contrats	79	79
Autres	75	49
Total	1 224	1 182

Les engagements sur contrats correspondent principalement aux commandes d'achat à venir dans le cadre de contrats d'achats globaux.

L'analyse des engagements donnés par le groupe sur des locations non résiliables, par nature et par échéance, au 30 juin 2005 est la suivante :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
N+1	38	155	40	2	235
N+2	15	158	35	2	210
N+3	6	135	21		162
N+4	2	115	9		126
N+5		92	2		94
N+6 et années ultérieures		226		1	227
Total	61	881	107	5	1 054

Les baux relatifs aux bureaux varient selon les zones géographiques, et s'étalent sur des périodes comprises entre 5 et 25 ans. La durée des contrats de véhicules s'étale de 3 à 5 ans.

Les engagements sur des locations non résiliables sont principalement donnés en Amérique du Nord (251 millions d'euros), au Benélux (204 millions d'euros), au Royaume-Uni (192 millions d'euros), en France (182 millions d'euros), en Allemagne et en Europe Centrale (103 millions d'euros).

Les autres engagements recouvrent principalement :

— des cautions fiscales données à l'occasion de contentieux fiscaux en France et en Espagne ;

— des engagements sociaux en Hollande et en Suède.

c) Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du groupe Capgemini et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50 % ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir

compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

A hauteur de 20 millions d'euros, ce programme est couvert par l'intermédiaire d'une société Captive de réassurance consolidée par intégration globale, intégrant les protections en ré-assurance.

Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 millions d'euros et 33 millions d'euros à un établissement de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor public, et ce pour une période allant jusqu'au 30 juin 2011.

Selon les normes IFRS, la cession des créances de carry-back est analysée comme une opération de financement garanti. L'analyse des risques et avantages attachés à ces créances a conduit à réintégrer les créances de carry-back au bilan consolidé pour leur valeur actuelle, en contrepartie des dettes financières. La dette et la créance devraient disparaître en 2011 lorsque les règlements par l'Etat au bénéfice du cessionnaire des créances de carry-back prévus en 2008 et en 2009 seront certains dans leur montant.

En date du 20 octobre 2003, la société Cap Gemini S.A. a lancé une Offre publique d'échange visant les actions de la société Transiciel, par laquelle les actionnaires de Transiciel se voient proposer par Cap Gemini d'échanger leurs actions selon l'une des deux options suivantes :

— 1re branche : une parité d'échange de 1 (une) action Capgemini à émettre pour 3 actions Transiciel ;

— 2e branche : une parité de 5 actions Capgemini à émettre et 16 bons d'attribution d'actions nouvelles Capgemini pour 16 actions Transiciel.

La seconde option comporte un mécanisme de complément de prix se traduisant par l'attribution d'actions Capgemini supplémentaires conditionnée à l'atteinte par le nouvel ensemble Sogeti/Transiciel d'objectifs de résultat au cours des deux prochaines années. Ce mécanisme de complément de prix est détaillé dans la note d'information ayant reçu le visa de la Commission des opérations de bourse n° 03-935 en date du 29 octobre 2003. Sous réserve de réalisation de ces objectifs, chaque bon d'attribution d'actions donnera droit à l'attribution au profit de son titulaire d'une quotité d'actions nouvelles Capgemini, jouissance 1er janvier 2006, soit un maximum de 508 600 actions à l'issue de la période de réouverture de l'offre le 28 janvier 2004. Au 31 décembre 2004, le complément de prix était estimé à 9 millions d'euros, soit 245 398 actions nouvelles, valorisées à 35,44 € (cours de bourse du 18 décembre 2003, date de l'assemblée générale extraordinaire ayant approuvé l'opération).

Dans un certain nombre de grands contrats signés par des sociétés du Groupe (en particulier les contrats « Aspires » signé avec Inland Revenue le 5 janvier 2004 pour un montant estimé à 3 milliards de livres Sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars, et Schneider Electric Industries S.A.S. signé le 28 octobre 2004 pour un montant de 1,6 milliards d'euros), le Groupe a été amené à mettre en place une garantie de performance et/ou une garantie financière. Le contrat d'infogérance avec les sociétés TXU Energy Company LLC et Oncor Electric Delivery Company prévoit par ailleurs, au profit du groupe TXU, hors clauses habituelles en la matière, un droit de résiliation dans le cas où la notation de crédit du groupe viendrait à être abaissée au-dessous du niveau « investment grade ». A noter qu'à la suite de l'abaissement de la notation de crédit du Groupe par Standard & Poors intervenue le 7 janvier 2005, TXU a confirmé la poursuite du contrat.

Le groupe Capgemini a signé le 25 mai 2004 avec France Télécom un contrat d'externalisation d'une partie de ses réseaux de télécommunications pour une durée de 8 ans, comportant un mécanisme d'indemnité au profit de France Télécom ou au profit de Capgemini conditionné respectivement par le niveau de réalisation, à la baisse ou à la hausse, du volume d'achat prévu au contrat. L'engagement de Capgemini à ce titre, en cas de non atteinte de l'objectif, s'élève au maximum à 21,7 millions d'euros au 30 juin 2005.

14. – Evénements postérieurs à la clôture.

Le 12 août 2005, le groupe a signé une alliance avec le groupe japonais N.T.T. Data Corporation, cédant 95 % de sa participation dans la société CG Japan, pour un montant de 31 millions d'euros.

15. – Information sectorielle.

a) Information sectorielle par zone géographique :

— Compte de résultat au premier semestre 2004 :

(en millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie-Pacifique	Holding	Elimination	Total
Chiffre d'affaires hors groupe :											
Montant	658	534	191	415	225	744	156	42			2 965
%	22	18	7	14	8	25	5	1			100
Chiffre d'affaires intersegment	6	17	6	19	11	31	5	24	18	– 137	
Chiffre d'affaires total	664	551	197	434	236	775	161	66	18	– 137	2 965
Marge opérationnelle :											
Montant	– 39	– 12	– 5	23	6	18	– 10	– 1	– 24		– 44
% du chiffre d'affaires	– 6,0	– 2,2	– 2,7	5,5	2,7	2,5	– 6,2	– 1,8	n/a		– 1,5
Résultat opérationnel	– 40	– 17	– 8	3	– 3	– 8	– 21	– 1	– 25		– 120
Effectifs au 30 juin											
Effectifs	7 285	6 485	3 553	8 347	3 284	18 421	5 178	2 467	151		55 171
%	13	12	6	15	6	34	9	5			100

— Compte de résultat au premier semestre 2005 :

(en millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie-Pacifique	Holding	Elimination	Total
Chiffre d'affaires hors groupe											
Montant	685	864	215	468	216	826	160	38			3 472
%	20	25	6	13	6	24	5	1			100
Chiffre d'affaires inter-segment	9	23	7	26	15	31	10	30	16	– 167	
Chiffre d'affaires total	694	887	222	494	231	857	170	68	16	– 167	3 472
Marge opérationnelle :											
Montant	– 45	28	12	41	13	28	3		– 18		62
% du chiffre d'affaires	– 6,6	3,2	5,5	8,8	5,9	3,5	1,9	0,9	n/a		1,8
Résultat opérationnel	15	25	10	38	26	18	3	1	– 13		123

(en millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie-Pacifique	Holding	Elimination	Total
Effectifs au 30 juin :											
Effectifs	6 997	8 660	3 427	8 361	3 461	19 205	5 205	3 726	148		59 190
%	12	15	6	14	6	32	9	6			100

b) Information sectorielle par métiers :

— Chiffre d'affaires au premier semestre 2005 :

(En millions d'euros)	
Conseil	486
Intégration de systèmes et applications informatiques	1 173
Infogérance	1 267
Services informatiques de proximité	546
Total	3 472

16. – Effets sur les comptes 2004 de la transition aux normes IFRS.

I. Contexte. — En application du règlement européen n° 1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du Groupe Capgemini au titre de l'exercice clos le 31 décembre 2005 seront établis selon les normes comptables internationales IAS/IFRS, édictées par l'IASB (International Accounting Standard Board), applicables au 31 décembre 2005 telles qu'approuvées par l'Union européenne. Les premiers comptes consolidés publiés selon les normes IAS/IFRS sont ceux du premier semestre 2005 présentés avec un exercice comparatif au titre du premier semestre 2004 établi selon le même référentiel.

En vue de la publication de ces états financiers comparatifs pour l'exercice 2005 et conformément à la recommandation de l'AMF relative à la communication financière pendant la période de transition, le Groupe Capgemini a préparé des informations financières 2004 sur la transition aux normes IAS/IFRS présentant à titre d'information préliminaire l'impact chiffré attendu du passage aux IFRS sur :

— Le bilan à la date de transition, soit le 1er janvier 2004, date à laquelle les impacts définitifs de la transition seront enregistrés en capitaux propres lors de la publication des comptes consolidés 2005 ;

— La situation financière au 31 décembre 2004 et la performance de l'exercice 2004.

Ces informations financières 2004 sur l'impact chiffré attendu du passage aux IFRS ont été préparées en appliquant aux données 2004 les normes et interprétations IFRS que le Groupe Capgemini estime devoir appliquer pour la préparation de ses comptes consolidés comparatifs au 31 décembre 2005. La base de la préparation de ces informations financières 2004 décrite en notes résulte en conséquence :

— Des normes et interprétations IFRS applicables de manière obligatoire au 31 décembre 2005 telles qu'elles sont connues à ce jour ;

— Des options retenues et des exemptions utilisées qui sont celles que le Groupe retiendra selon toute vraisemblance pour l'établissement de ses premiers comptes consolidés IFRS en 2005.

Pour ces raisons, il est possible que le bilan d'ouverture audité ne soit pas le bilan d'ouverture à partir duquel les comptes consolidés de l'exercice 2005 seront effectivement établis.

Ces informations ont fait l'objet d'un examen par le comité d'audit et de diligences d'audit par les commissaires aux comptes.

II. Organisation du projet de conversion. — Les travaux entrepris courant 2003 visant à préparer le Groupe au passage aux normes IAS/IFRS se sont poursuivis durant tout l'exercice 2004 : identification des divergences entre ces normes et les principes comptables français appliqués par le Groupe, mise en œuvre des études d'impacts corrélatives, retraitement des comptes 2004 sur la base de l'interprétation de ces normes disponible à fin 2004 et des options possibles prévues lors de leur première application.

Les équipes de la direction financière du Groupe ont reçu des formations spécifiques sur les nouvelles normes internationales ainsi que sur les nouveaux outils développés dans le cadre de la transition. Les systèmes d'information ont été modifiés afin d'intégrer les nouvelles règles d'information financière. Enfin, les normes comptables internationales adoptées par le groupe ont donné lieu à l'élaboration d'un nouveau recueil destiné à chaque utilisateur concerné.

III. Présentation des normes et interprétations appliquées pour l'établissement de ces premières informations chiffrées IFRS :

A) Présentation des normes appliquées : Le groupe a choisi d'appliquer dès le 1er janvier 2004 les normes IAS 32 « Instruments financiers : information à fournir et présentation » et IAS 39 « Instruments financiers : comptabilisation et évaluation ».

Le Groupe n'applique pas par anticipation l'interprétation IFRIC 4 « Droits d'utilisation d'actifs : conditions permettant de déterminer si un accord contient une location », qui entre en vigueur à compter du 1er janvier 2006, sous réserve d'approbation par le mécanisme européen.

B) Description des options comptables liées à la première adoption des IFRS : Les options de première application retenues par le groupe conformément à la norme IFRS 1 « Première application des normes d'information financière internationale » sont les suivantes :

(a) Regroupements d'entreprises : Le groupe a choisi de ne pas retraiter selon les dispositions prévues par la norme IFRS 3 les regroupements d'entreprises antérieurs au 1er janvier 2004.

(b) Ecarts actuariels sur engagements de retraites : Le Groupe Capgemini a retenu l'option de première application consistant à reconnaître à la date de transition les écarts actuariels cumulés non encore constatés en contrepartie des capitaux propres consolidés. Cet ajustement a un impact après impôts de 9 millions d'euros sur les capitaux propres consolidés au 1er janvier 2004.

(c) Ecarts de conversion : Le groupe Capgemini a reclassé en réserves consolidées les écarts de conversion cumulés relatifs à la conversion des comptes des filiales étrangères au 1er janvier 2004 pour un montant total de – 236 M€. Cet ajustement est sans impact sur le total des capitaux propres au 1er janvier 2004. La valeur des écarts de conversion dans les comptes consolidés établis selon les normes IFRS est ainsi réputée nulle au 1er janvier 2004. A noter qu'en cas de cession ultérieure de ces filiales, le résultat de cession n'incorporera pas la reprise des écarts de conversion constatés antérieurement au 1er janvier 2004.

(d) Paiements sur la base d'actions : Le Groupe a appliqué la norme IFRS 2 « Paiement fondé sur des actions » pour les plans de stock-options octroyés après le 7 novembre 2002 dont les droits ne sont pas encore acquis au 1er janvier 2004. Ce retraitement n'a pas d'impact sur les capitaux propres d'ouverture. La charge comptabilisée au titre de l'exercice 2004 s'élève à 4 M€.

Hors options de première application, le retraitement des valeurs d'entrée des actifs et des passifs au 1er janvier 2004 a été effectué de façon rétrospective comme si ces normes avaient toujours été appliquées.

VI. — Tableau de rapprochement du bilan et du compte de résultat entre principes comptables français et normes IFRS.

A. – Analyse du passage au nouveau format du bilan consolidé au 1er janvier 2004 (reclassements).

(En millions d'euros.)

Actif	Comptes français au 01/01/04	Avances et acomptes reçus	Créances d'exploitation	Impôts différés	Actifs destinés à être cédés	Autres	Comptes français présentés au format IFRS	Actif en millions d'euros
Notes section V :		(J)						
Immobilisations incorporelles	1 849					14	1 863	Immobilisations incorporelles
Immobilisations corporelles	471				– 21	– 2	448	immobilisations corporelles
Immobilisations financières	88						88	Immobilisations financières
Impôts différés actifs long terme	671			103			774	Impôts différés actifs
			7			– 1	6	Créances à long terme
Total des actifs à long terme	3 079		7	103	– 21	11	3 179	Total actif non courant
Créances d'exploitation	1 411	343	– 28			12	1 738	Créances d'exploitation

Actif	Comptes français au 01/01/04	Avances et acomptes reçus	Créances d'exploitation	Impôts différés	Actifs destinés à être cédés	Autres	Comptes français présentés au format IFRS	Actif en millions d'euros
Créances diverses	320		21	– 103		– 6	232	Créances diverses
					21		21	Actifs destinés à être cédés
Créances financières et placements à court terme	929						929	Créances financières et placements à court terme
Banques	292						292	Banques
Total de l'actif circulant	2 952	343	– 7	– 103	21	6	3 212	Total actif courant
Total Actif	6 031	343				17	6 391	Total Actif

Passif	Comptes français au 01/01/04	Avances et acomptes reçus	Provisions pour engagements de retraite et assimilés	Provision pour risques et charges	Autres dettes	Réserve de participation des salariés	Dette d'impôt courant	Impôts différés	Autres	Comptes français présentés au format IFRS	Passif En millions d'euros
Notes section V		(J)									
Capital social	1 049									1 049	Capital social
Primes d'émission et d'apport	2 220									2 220	Primes d'émission et d'apport
Réserves et report à nouveau	82									82	Réserves et report à nouveau
Capitaux propres	3 351									3 351	Capitaux propres part du groupe
Dettes financières à long terme	722								– 3	719	Dettes financières à long terme
								70		70	Impôts différés passifs
			101						– 1	100	Provisions pour retraites et engagements assimilés
Provisions et autres passifs long terme	258		– 101	– 19		– 62		– 52		24	Provisions pour risques et charges
					50	62			1	113	Autres dettes à long terme
Total des passifs à long terme	980			– 19	50			18	– 3	1 026	Total passif non courant
Dettes financières à court terme et découverts bancaires	233								3	236	Dettes financières à court terme et découverts bancaires
Dettes d'exploitation	1 384	343			– 50	– 13			9	1 673	Dettes d'exploitation
				19						19	Provisions pour risques et charges
							53		8	61	Dettes d'impôts courants
Dettes diverses	83					13	– 53	– 18		25	Dettes diverses
Total des passifs à court terme	1 700	343		19	– 50			– 18	20	2 014	Total Passif courant
Total Passif	6 031	343							17	6 391	Total Passif

N.B. : Les colonnes « Autres » dans les tableaux A) et suivants concernent un agrégat de retraitements non significatifs.

B. – Analyse de la transition du bilan consolidé au 1er janvier 2004.

(En millions d'euros.)

Actif	Comptes français présentés au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Carry back	Annulation de l'actualisation des impôts différés	Oceane	Location financement	Autres	IFRS 01/01/04
Notes section V		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Immobilisations incorporelles	1 863								1	1 864
Immobilisations corporelles	448							65	1	514
Immobilisations financières	88									88
Impôts différés actifs	774		9	7		218			6	1 014
Créances à long terme	6				75				1	82
Total actif non courant	3 179		9	7	75	218		65	9	3 562
Créances d'exploitation	1 738	12								1 750
Créances diverses	232		– 29				– 8		2	197
Actifs destinés à être cédés	21									21
Créances financières et placements à court terme	929									929
Banques	292									292
Total actif courant	3 212	12	– 29				– 8		2	3 189
Total actif	6 391	12	– 20	7	75	218	– 8	65	11	6 751
Engagements reçus	9									

Passif	Comptes français présentés au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Carry Back	Annulation de l'actualisation des impôts différés	Oceane	Location financement	Autres	IFRS 01/01/04
Notes section V		(A)	(B)	(C)	(E)	(E)	(G)	(H)		
Capital social	1 049									1 049
Primes d'émission et d'apport	2 220									2 220
Réserves et report à nouveau	82	12	– 20	– 279		218	33	– 1	– 7	38
Capitaux propres part du groupe	3 351	12	– 20	– 279		218	33	– 1	– 7	3 307
Dettes financières à long terme	719				75		– 61	56	1	790
Impôts différés passifs	70						20		4	94
Provisions pour retraites et engagements assimilés	100			285						385
Provisions pour risques et charges	24									24
Autres dettes à long terme	113								10	123
Total passif non courant	1 026			285	75		– 41	56	15	1 416
Dettes financières court terme et découverts bancaires	236							10		246
Dettes d'exploitation	1 673									1 673
Provisions pour risques et charges	19			1						20
Dettes d'impôts courants	61									61
Dettes diverses	25								3	28
Total passif courant	2 014			1				10	3	2 028
Total passif	6 391	12	– 20	7	75	218	– 8	65	11	6 751
Engagements donnés	3 343									

N.B : Les engagements hors bilan ne sont plus présentés au bas du bilan mais dans des tableaux distincts présentés en notes IV-I et IV-J.

C. – Analyse du passage au nouveau format du bilan consolidé au 31 décembre 2004 (reclassements).

(En millions d'euros.)

Actif	Comptes français au 31/12/04	Avances et acomptes reçus	Créances d'exploitation	Impôts différés	Actifs destinés à être cédés	Autres	Comptes français présentés au format IFRS	Actif
Notes section V		(J)						
Immobilisations incorporelles	1 884					2	1 886	Immobilisations incorporelles
Immobilisations corporelles	460				– 17	– 3	440	Immobilisations corporelles
Immobilisations financières	64						64	Immobilisations financières
Impôts différés actifs long terme	558			95		– 5	648	Impôts différés actifs
			18			– 9	9	Créances à long terme
Total des actifs à long terme	2 966		18	95	– 17	– 15	3 047	Total actif non courant
Créances d'exploitation	1 316	484	– 18			23	1 805	Créances d'exploitation
Créances diverses	296			– 95		10	211	Créances diverses
					17		17	Actifs destinés à être cédés
Créances financières et placements à court terme	1 001						1 001	Créances financières et placements à court terme
Banques	251						251	Banques
Total de l'actif circulant	2 864	484	– 18	– 95	17	33	3 285	Total actif courant
Total actif	5 830	484				18	6 332	Total actif

Passif	Comptes français au 31/12/04	Avances et acomptes reçus	Provisions pour engagements de retraite et assimilés	Provision pour risques et charges	Autres dettes	Réserve de participation des salariés	Dette d'impôt courant	Impôts différés	Autres	Comptes français présentés au format IFRS	Passif
Notes section V		(J)									
Capital social	1 051									1 051	Capital social
Primes d'émission et d'apport	2 226									2 226	Primes d'émission et d'apport
Réserves et report à nouveau	82									82	Réserves et report à nouveau
Résultat	– 359									– 359	Résultat
Capitaux propres	3 000									3 000	Capitaux propres part du groupe
Intérêts minoritaires	2									2	Intérêts minoritaires
Situation nette de l'ensemble consolidé	3 002									3 002	Situation nette de l'ensemble consolidé
Dettes financières à long terme	653								1	654	Dettes financières à long terme
								78	– 4	74	Impôts différés passifs
			123						– 3	120	Provisions pour retraites et engagements assimilés
Provisions et autres passifs long terme	255		– 123	– 18		– 38		– 55	– 2	19	Provisions pour risques et charges
					78	38				116	Autres dettes à long terme
Total des passifs à long terme	908			– 18	78			23	– 8	983	Total passif non courant
Dettes financières à court terme et découverts bancaires	197								– 1	196	Dettes financières à court terme et découverts bancaires
Dettes d'exploitation	1 634	484			– 78	– 23			23	2 040	Dettes d'exploitation

Passif	Comptes français au 31/12/04	Avances et acomptes reçus	Provisions pour engagements de retraite et assimilés	Provision pour risques et charges	Autres dettes	Réserve de participation des salariés	Dette d'impôt courant	Impôts différés	Autres	Comptes français présentés au format IFRS	Passif
				18					4	22	Provisions pour risques et charges
							56			56	Dettes d'impôts courants
Dettes diverses . .	89					23	- 56	- 23		33	Dettes diverses
Total des passifs à court terme . . .	1 920	484		18	- 78			- 23	26	2 347	Total passif courant
Total passif	5 830	484							18	6 332	Total passif

D. – Analyse de la transition du bilan consolidé au 31 décembre 2004.
(En millions d'euros.)

Actif	Comptes français au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Dépréciation et amortissement écarts d'acquisition	Intégration Transiciel	Carry-Back	Annulation de l'actualisation des impôts différés	Oceane	Location financement	Option de vente sur intérêts minoritaires	Autres	IFRS 31/12/04
Notes section V		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(G)	(H)	(I)		
Immobilisations incorporelles	1 886		- 4		26	- 16					71		1 963
Immobilisations corporelles	440									7		2	449
Immobilisations financières	64												64
Impôts différés actifs	648		9	7				106				5	775
Créances à long terme	9						112					3	124
Total actif non courant	3 047		5	7	26	- 16	112	106		7	71	10	3 375
Créances d'exploitation	1 805	2	7										1 814
Créances diverses	211		- 26						- 6			- 1	178
Actifs destinés à être cédés	17												17
Créances financières et placements à court terme	1 001												1 001
Banques	251												251
Total actif courant	3 285	2	- 19						- 6			- 1	3 261
Total actif	6 332	2	- 14	7	26	- 16	112	106	- 6	7	71	9	6 636
Engagements reçus	11												

Passif	Comptes français au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Dépréciation et amortissement écarts d'acquisition	Intégration Transiciel	Carry-Back	Annulation de l'actualisation des impôts différés	Stock Options	Oceane	Location financement	Option de vente sur intérêts minoritaires	Autres	IFRS 31/12/04
Notes section V		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)	(H)	(I)		
Capital social	1 051													1 051
Primes d'émission et d'apport .	2 226													2 226
Réserves et report à nouveau .	82	14	- 20	- 278				218	4	33	- 1		- 7	45
Résultat	- 359	- 55	6	- 19	26	- 16		- 112	- 4	- 5	1	- 2	5	- 534
Capitaux propres part du groupe	3 000	- 41	- 14	- 297	26	- 16		106		28		- 2	- 2	2 788
Intérêts minoritaires	2											- 2		
Situation nette de l'ensemble consolidé	3 002	- 41	- 14	- 297	26	- 16		106		28		- 4	- 2	2 788
Dettes financières à long terme	654						112			- 52	4	51	- 1	768
Impôts différés passifs	74									18			3	95
Provisions pour retraites et engagements assimilés	120			306										426
Provisions pour risques et charges	19													19
Autres dettes long terme	116											24	5	145
Total passif non courant .	983			306			112			- 34	4	75	7	1 453
Dettes financières à court terme et découverts bancaires	196										3		1	200
Dettes d'exploitation	2 040	43											- 1	2 082
Provisions pour risques et charges	22			- 2										20

Passif	Comptes français au format IFRS	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Dépréciation et amortissement écarts d'acquisition	Intégration Transiciel	Carry-Back	Annulation de l'actualisation des impôts différés	Stock Options	Oceane	Location financement	Option de vente sur intérêts minoritaires	Autres	IFRS 31/12/04
Notes section V		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)	(H)	(I)		
Dettes d'impôt courant	56													56
Dettes diverses	33												4	37
Total passif courant	2 347	43		– 2							3		4	2 395
Total passif	6 332	2	– 14	7	26	– 16	112	106		– 6	7	71	9	6 636
Engagements donnés	1 379													

E. – Analyse du passage au nouveau format du compte de résultat 2004 (reclassements).

(En millions d'euros)	Format français 2004	Créance de carry back	Profits et pertes de change	Coûts de restructuration	Cession d'activités	Cession Vertex	Dépréciation écarts d'acquisition	Autres produits et charges	Format IFRS 2004
Chiffre d'affaires	6 291								6 291
Coûts des services rendus	– 4 699								– 4 699
Frais commerciaux	– 610								– 610
Frais généraux et administratifs	– 924	– 6	– 6					– 4	– 940
Marge opérationnelle	58	– 6	– 6					– 4	42
Autres produits et charges opérationnels				– 220	6		– 11		– 225
Résultat opérationnel	58	– 6	– 6	– 220	6		– 11	– 4	– 183
Coût de l'endettement financier brut	– 38							– 1	– 39
Produits de trésorerie et d'équivalents de trésorerie	18								18
Coût de l'endettement financier net	– 20							– 1	– 21
Autres produits et charges financiers	– 4		– 1			18		– 3	10
Autres produits et charges	– 217	6	7	220	– 6	– 18		8	
Résultat net avant impôts	– 183						– 11		– 194
Impôts	– 125								– 125
Résultat net avant intérêts minoritaires	– 308						– 11		– 319
Intérêts minoritaires									
Résultat net avant amortissements des écarts d'acquisition	– 308						– 11		– 319
Amortissements des écarts d'acquisition	– 51						11		– 40
Résultat net (part du groupe)	– 359								– 359

La principale modification affectant la présentation du compte de résultat concerne la notion de marge opérationnelle et de résultat opérationnel. La différence entre les deux notions correspond à la prise en compte des Autres produits et charges opérationnels tel que définis dans la recommandation n° 2004-R.02 du 27 octobre 2004 du conseil national de la comptabilité, correspondant à des éléments en nombre très limité, inhabituels et peu fréquents, de montant particulièrement significatifs (cf. détails en pied de note F).

F. – Analyse de la transition du compte de résultat 2004.

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraite et assimilés	Ecarts d'acquisition	Intégration Transiciel	Carry back	Annulation de l'actualisation des impôts différés	Stock options	Océane	Autres	IFRS 2004
Notes section V		(A)	(B)	(C)	(D)	(D)	(E)	(E)	(F)	(G)		
Chiffre d'affaires	6 291	– 56										6 235
Coûts des services rendus	– 4 699		6	– 11	– 5						– 3	– 4 712
Frais commerciaux	– 610			– 1								– 611
Frais généraux et administratifs	– 940			– 1			4				1	– 936
Marge opérationnelle	42	– 56	6	– 13	– 5		4				– 2	– 24
Autres produits et charges opérationnels (1)	– 225				– 8	– 25			– 4		5	– 257
Résultat opérationnel	– 183	– 56	6	– 13	– 13	– 25	4		– 4		3	– 281
Coût de l'endettement financier brut	– 39									– 9	5	– 43
Produits de trésorerie et d'équivalents de trésorerie	18											18
Coût de l'endettement financier net (2)	– 21									– 9	5	– 25
Autres produits et charges financiers (3)	10			– 6			– 4				– 2	– 2
Résultat net avant impôts	– 194	– 56	6	– 19	– 13	– 25			– 4	– 9	6	– 308
Impôts	– 125	1			– 1	9		– 112		3	– 1	226
Résultat net avant intérêts minoritaires	– 319	– 55	6	– 19	– 14	– 16		– 112	– 4	– 6	5	– 534
Intérêts minoritaires												
Résultat net avant amortissements des écarts d'acquisition	– 319	– 55	6	– 19	– 14	– 16		– 112	– 4	– 6	5	– 534
Amortissements des écarts d'acquisition	– 40				40							
Résultat net (part du Groupe)	– 359	– 55	6	– 19	26	– 16		– 112	– 4	– 6	5	– 534

(1) Les autres produits et charges opérationnels comprennent principalement :
- des coûts de restructuration pour un montant de 240 millions d'euros ;
- une dépréciation d'écarts d'acquisition pour un montant de 19 millions d'euros ;
- une charge liée à l'attribution d'options de souscription d'actions pour 4 millions d'euros ;
- une plus-value sur cession d'activité pour 6 millions d'euros.

(2) Le coût de l'endettement financier net comprend principalement :
- des intérêts financiers sur emprunt obligataire OCEANE pour 20 millions d'euros ;
- des intérêts financiers sur contrats de location-financement pour 14 millions d'euros ;
- des intérêts financiers sur autres emprunts pour 9 millions d'euros ;
- des chiffres d'affaires des placements financiers à court terme pour 18 millions d'euros.

3) Les autres produits et charges financiers comprennent principalement :
- une plus-value sur la cession des titres Vertex pour 18 millions d'euros ;
- des charges financières d'actualisation des engagements de retraites et assimilés pour 6 millions d'euros ;
- des charges d'intérêts notionnelles sur emprunt lié au retraitement de la créance de carry-back pour 4 millions d'euros.

G. – Analyse passage au nouveau format du tableau de flux de trésorerie 2004 (reclassements).

(En millions d'euros)	Format français 2004	Coût de l'endettement financier net	Impôts courants et différés	Denetting de la dette	Amortissement des écarts d'acquisition	Avances clients	Autres	Format IFRS 2004	
Notes section V					(D)	(J)			
Résultat net consolidé	– 359							– 359	Résultat net consolidé
					11			11	Dépréciation des écarts d'acquisition
Dotations nettes aux amortissements et dépréciation des immobilisations	256				– 11			245	Dotations nettes aux amortissements et dépréciation des immobilisations
Dotations nettes aux provisions (hors actifs circulants)	13							13	Dotations nettes aux provisions (hors actifs circulants)
									Gains et pertes latents liés aux variations de juste valeur
Plus ou moins-value de cession	– 14							– 14	Plus ou moins-value de cession
Variation des impôts différés	140		– 140						
									Charges de stocks options
									Quote-part de résultat de sociétés mises en équivalence

(En millions d'euros)	Format français 2004	Coût de l'endettement financier net	Impôts courants et différés	Denetting de la dette	Amortissement des écarts d'acquisition	Avances clients	Autres	Format IFRS 2004	
									Dividendes reçus des sociétés non consolidées
Autres éléments . .	– 1	1							Autres
Capacité d'autofinancement après coût de l'endettement financier net et impôt . . .	35								
		21						21	Coût de l'endettement net
			129					129	Charge nette d'impôt
		22	– 11					46	Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)
			4					4	Impôt versé (B)
Variation du BFR lié aux créances clients et comptes rattachés (net)	101					– 149	36	– 12	Variation du BFR lié aux créances clients et comptes rattachés (net)
Variation du BFR lié aux dettes fournisseurs et comptes rattachés (net)	108					114	8	230	Variation du BFR lié aux dettes fournisseurs et comptes rattachés (net)
Variation du BFR lié aux autres créances et dettes diverses (net)	81		7			35	– 44	79	Variation du BFR lié aux autres créances et dettes diverses (net)
Variation du BFR lié à l'activité . .	290		7					297	Variation du BFR lié à l'activité (C)
Flux de trésorerie liés à l'activité . .	325	22						347	Flux de trésorerie liés à l'activité (D=A+B+C)
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles .	– 176						1	– 175	Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles .	41							41	Encaissements liés aux cessions d'immobilisations corporelles et incorporelles
	– 135						1	– 134	
Décaissements liés aux acquisitions d'immobilisations financières	– 73							– 73	Décaissements liés aux acquisitions d'immobilisations financières
Encaissements liés aux cessions d'immobilisations financières	78							78	Encaissements liés aux cessions d'immobilisations financières
Dividendes reçus (sociétés mises en équivalence ou non consolidées)									Dividendes reçus (sociétés mises en équivalence ou non consolidées)
	5							5	
Incidence des variations de périmètre	– 4							– 4	Incidence des variations de périmètre
									Variation des prêts et avances consenties
Flux de trésorerie liés aux opérations d'investissement	– 134						1	– 133	Flux de trésorerie liés aux opérations d'investissement (E)
Augmentations de capital									Augmentations de capital

(En millions d'euros)	Format français 2004	Coût de l'endettement financier net	Impôts courants et différés	Denetting de la dette	Amortissement des écarts d'acquisition	Avances clients	Autres	Format IFRS 2004	
Exercice de stock options									Exercice de stock options
Rachats et reventes d'actions propres									Rachats et reventes d'actions propres
Dividendes mis en paiement au cours de l'exercice									Dividendes mis en paiement au cours de l'exercice
Emissions / Remboursements d'emprunts	– 152	– 3		234			– 1	78	Encaissements liés aux nouveaux emprunts
		1		– 234				– 233	Remboursements d'emprunts
		– 19						– 19	Coût de l'endettement net
Flux de trésorerie liés aux opérations de financement	– 152	– 21					– 1	– 174	Flux de trésorerie liés aux opérations de financement (F)
Variation de la trésorerie nette	39	1						40	Variation de la trésorerie nette (G=D+E+F)
Incidence des variations des cours des devises	3	– 1						2	Incidence des variations des cours des devises (H)
Trésorerie d'ouverture	1 190							1 190	Trésorerie d'ouverture (I)
Trésorerie de clôture	1 232							1 232	Trésorerie de clôture (G+H+I)

H. – Analyse de la transition du tableau de flux de trésorerie 2004.

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraites	Locations financement	Annulation de l'actualisation des impôts différés	OCEANE	Carry Back	Stock options	Amortissement des écarts d'acquisitions	Option de vente sur intérêts minoritaires	Intégration Transiciel	Eléments non cash : leases	Autres	IFRS 2004
Notes section V		(A)	(B)	(C)	(H)	(E)	(G)	(E)	(F)	(D)	(I)	(D)			
Résultat net consolidé	– 359	– 55	6	– 19	1	– 112	– 6		– 4	26	– 2	– 16		6	– 534
Dépréciation des écarts d'acquisition	11													8	19
Dotations nettes aux amortissements et dépréciation des immobilisations	245				2					– 27	3			– 10	213
Dotations nettes aux provisions (hors actifs circulants)	13			19											32
Gains et pertes latents liés aux variations de juste valeur															
Plus ou moins-value de cession	– 14														– 14
Charges de stocks options									4						4
Quote-part de résultat de sociétés mises en équivalence															
Dividendes reçus des sociétés non consolidées															
Autres											– 1			1	
Coût de l'endettement net	21				1		10							– 7	25
Charge nette d'impôt	129					112	– 3			1		– 9			230
Capacité d'autofinancement avant coût de l'endettement financier net et impôt (A)	46	– 55	6		4		1					– 25		– 2	– 25
Impôt versé (B)	4														4

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraites	Locations financement	Annulation de l'actualisation des impôts différés	OCEANE	Carry Back	Stock options	Amortissement des écarts d'acquisitions	Option de vente sur intérêts minoritaires	Intégration Transiciel	Eléments non cash : leases	Autres	IFRS 2004
Notes section V		(A)	(B)	(C)	(H)	(E)	(G)	(E)	(F)	(D)	(I)	(D)			
Variation du BFR lié aux créances clients et comptes rattachés (net)	– 12	8	– 8											2	– 10
Variation du BFR lié aux dettes fournisseurs et comptes rattachés (net)	230	43												– 2	271
Variation du BFR lié aux autres créances et dettes diverses (net)	79		– 3				2	– 36				25		– 8	59
Variation du BFR lié à l'activité (C)	297	51	– 11				2	– 36				25		– 8	320
Flux de trésorerie liés à l'activité (D– A + B + C)	347	– 4	– 5		4		3	– 36						– 10	299
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles	– 175		5		– 3								47	1	– 125
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles	41				1										42
	– 134		5		– 2								47	1	– 83
Décaissements liés aux acquisitions d'immobilisations financières	– 73														– 73
Encaissements liés aux cessions d'immobilisations financières	78														78
Dividendes reçus (sociétés mises en équivalence ou non consolidées)															
	5														5
Incidence des variations de périmètre	– 4				– 1										– 5
Variation des prêts et avances consenties															
Flux de trésorerie liés aux opérations d'investissement	– 133		5		– 3								47	1	– 83
Augmentations de capital															
Exercice de stock options															
Rachats et reventes d'actions propres															
Dividendes mis en paiement au cours de l'exercice															
Encaissements liés aux nouveaux emprunts	78						6						– 47	6	43
Remboursements d'emprunts	– 233							36						– 2	– 199
Coût de l'endettement net	– 19				– 1		– 9							5	– 24
Flux de trésorerie liés aux opérations de financement (F)	– 174				– 1		– 3	36					– 47	9	– 180
Variation de la trésorerie nette (G=D+E+F)	40	– 4													36
Incidence des variations des cours des devises (H)	2	4													6
Trésorerie d'ouverture (I)	1 190														1 190

(En millions d'euros)	Comptes français au format IFRS 2004	Reconnaissance du chiffre d'affaires	Reconnaissance des coûts sur contrats d'infogérance	Provisions pour engagements de retraites	Locations financement	Annulation de l'actualisation des impôts différés	OCEANE	Carry Back	Stock options	Amortissement des écarts d'acquisitions	Option de vente sur intérêts minoritaires	Intégration Transiciel	Eléments non cash : leases	Autres	IFRS 2004
Notes section V		(A)	(B)	(C)	(H)	(E)	(G)	(E)	(F)	(D)	(I)	(D)			
Trésorerie de clôture (G+H+I)	1 232														1 232

I. – Analyse de la transition des engagements hors-bilan au 1er janvier 2004.

Engagements hors bilan (En millions d'euros)	Comptes français présentés au format IFRS	Location financement	IFRS 01/01/04
Notes section V		(H)	
Engagements reçus	9		9
Engagements donnés	1 343	66	1 277

J. – Analyse de la transition des engagements hors-bilan au 31 décembre 2004.

Engagements hors-bilan (En millions d'euros)	Comptes français présentés au format IFRS	Location financement	Option de vente sur intérêts minoritaires	IFRS 31/12/04
Notes section V		(H)	(I)	
Engagements reçus	11			11
Engagements donnés	1 379	– 8	– 147	1 224

V. — Principaux impacts liés à l'adoption des normes IAS/IFRS sur les états financiers.

A. – Reconnaissance du chiffre d'affaires.

L'application de la norme IAS 18 « Produits des activités ordinaires » se traduit par un impact avant impôts de (56) millions d'euros sur le résultat 2004 et de 12 millions d'euros sur les capitaux propres au 1er janvier 2004.

L'incidence de la norme IAS 18 sur les comptes consolidés du Groupe provient essentiellement des deux effets suivants :

Selon les principes comptables français, le chiffre d'affaires des contrats d'infogérance est reconnu selon les termes du contrat. L'application de la norme IAS 18 conduit à reconnaître le chiffre d'affaires selon le niveau des services rendus. Il en résulte sur l'exercice 2004 une diminution du chiffre d'affaires de 47 millions d'euros sur le contrat d'infogérance signé aux Etats-Unis avec les sociétés TXU Energy Company LLC et Oncor Electric Delivery Company.

L'application de la reconnaissance du chiffre d'affaires selon la méthode de l'avancement précédemment retenue par le Groupe dans le référentiel français pour les contrats d'intégration de système et conseils, conduisait à reconnaître les dépassements sur contrats plus rapidement que ne le préconise la norme IAS 18. Il résulte de l'application de cette norme une augmentation des factures à émettre reconnue en contrepartie des capitaux propres, s'élevant à 12 millions d'euros au 1er janvier 2004, et à 3 millions d'euros au 31 décembre 2004, l'incidence correspondante sur le chiffre d'affaires de l'exercice 2004 s'élevant à (9) millions d'euros.

B. – Reconnaissance des coûts sur contrats d'infogérance.

Selon les principes comptables français, les coûts engagés dans le cadre de la phase initiale des contrats d'infogérance ont été soit reconnus en résultat de l'exercice, soit capitalisés puis étalés sur la durée du contrat dès lors que la reconnaissance du chiffre d'affaires était linéarisée sur cette même durée, soit reconnus en résultat et couverts par la reconnaissance d'un chiffre d'affaires dès lors que les termes du contrat le prévoyaient. Selon les normes IFRS, une partie des coûts engagés dans le cadre de la phase initiale des contrats d'infogérance peut être capitalisée, et/ou peut être couverte par la reconnaissance d'un chiffre d'affaires dès lors que ces coûts ont été engagés dans le cadre d'un projet séparable.

Selon les principes comptables français, dans le cadre du rattachement des charges aux produits, des coûts d'exploitation dans certains contrats d'infogérance ont été étalés sur la durée du contrat. Le montant des coûts différés a été révisé périodiquement sur la base de prévisions de rentabilité sur la durée de vie du contrat. Au contraire, en IFRS, les coûts d'exploitation ne peuvent faire l'objet d'un étalement et doivent donc être supportés immédiatement.

Il résulte de ces deux divergences une baisse des capitaux propres d'ouverture de 20 millions d'euros correspondant à la neutralisation des charges constatées d'avance au 1er janvier 2004, et une augmentation du résultat net 2004 de 6 millions d'euros liée principalement à la variation sur l'exercice 2004 des charges constatées d'avance et à la capitalisation de coûts sur le contrat TXU, précédemment reconnus en résultat mais couverts par la reconnaissance d'un chiffre d'affaires en principes comptables français (Cf. supra A) Reconnaissance du chiffre d'affaires).

C. – Avantages du personnel — Engagements de retraite.

Il existe deux catégories de régimes de retraites :

Régimes à cotisations définies. — Ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Allemagne et Europe Centrale, Pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie Pacifique.

Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice. Le traitement comptable de ce régime ne présente pas de divergence entre les principes comptables français et les IFRS.

Régimes à prestations définies. — Il existe deux natures de régime, selon que les engagements du régime sont couverts ou non par des actifs. Des provisions pour engagements de retraite et assimilés sont constatées au passif du bilan dans le compte « Provisions pour retraites et engagements assimilés ». Les régimes à prestations définies couverts par des actifs existent aux Etats-Unis, au Canada, au Royaume Uni, en Irlande, en Allemagne, en Suisse et en France (Transiciel). Les régimes à prestation définies non couverts par des actifs concernent principalement la France, l'Italie, l'Allemagne et l'Europe Centrale, les Pays Nordiques et l'Amérique du Nord.

Dans les comptes établis selon les principes comptables français, la méthode de détermination de la provision pour retraites et engagements assimilés dépendait des lois et usages des pays dans lequel le Groupe est implanté. Les provisions pour retraites et engagements assimilés résultaient principalement de la reconnaissance d'une partie de la différence entre, d'une part, la valeur actuarielle des engagements de retraites et prestations assimilées, et d'autre part la juste valeur des actifs éventuels investis en couverture des engagements.

La méthode d'évaluation et de comptabilisation des engagements retraites prescrite par la norme IAS 19 « Avantages du personnel » ne diffère pas significativement de ces lois et usages, à l'exception du Royaume Uni. En effet, alors que la méthode légale dans ce pays (SSAP 24) consistait à actualiser les engagements de retraite au taux de rendement attendu à long terme sur les actifs en portefeuille (au cas particulier, le taux de rendement à long terme retenu sur les actifs investis en actions était de 8 % au 31 décembre 2003), IAS 19 conduit à actualiser les engagements de retraite au taux de rendement des obligations, soit 5,5 % à fin 2003. De plus, le déficit résultant de la comparaison avec la valeur de marché des actifs en portefeuille n'était pas reconnu immédiatement au bilan mais amorti sur la durée attendue de vie active résiduelle moyenne des salariés via des appels de cotisations, alors que selon la norme IAS 19 ce déficit doit être comptabilisé en provisions. Ces différences entre les deux référentiels conduisent donc à reconnaître une provision pour retraites et engagements assimilés complémentaire s'élevant à 267 millions d'euros au 1er janvier 2004, comptabilisée en contrepartie des capitaux propres.

Par ailleurs, et expliquant essentiellement le solde de l'impact au 1er janvier 2004, le Groupe Capgemini a retenu l'option de première adoption des normes IFRS consistant à reconnaître à la date de transition les écarts actuariels cumulés non encore constatés en contrepartie des capitaux propres consolidés. Il en résulte un accroissement des provisions pour retraites et engagements assimilés, pour l'essentiel en Amérique du Nord, pour 14 millions d'euros et une diminution des capitaux propres pour 9 millions d'euros au 1er janvier 2004.

Globalement, l'application des normes IAS 19 « Avantages du personnel » et IFRS 1 « Première application des normes d'information financière internationale » conduit à constater :

— au 1er janvier 2004 une augmentation des provisions pour retraites et engagements assimilés s'élevant à 286 millions d'euros et une augmentation des actifs d'impôts différés pour 7 millions d'euros, soit une diminution nette des capitaux propres pour un montant de 279 millions d'euros ;

— une charge complémentaire de 19 millions d'euros au 31 décembre 2004, résultant pour l'essentiel de la différence entre les taux retenus dans l'actualisation des engagements de retraites et assimilés au Royaume Uni (Cf. supra) avant et après l'adoption des normes IFRS.

D. – Ecarts d'acquisition.

Les écarts d'acquisitions correspondent à la différence entre le coût d'acquisition d'une société consolidée et la quote-part de la juste valeur de l'actif net acquis à la date de prise de contrôle, généralement concomitante à la date d'acquisition.

Selon les principes comptables français, les écarts d'acquisition sont amortis linéairement sur une durée maximale de quarante ans. Par ailleurs, les écarts d'acquisition font l'objet d'un amortissement exceptionnel lorsque leur valeur d'utilité apparaît durablement inférieure à leur valeur nette comptable. La valeur d'utilité des écarts d'acquisition est appréciée par référence à des flux futurs de trésorerie actualisés.

Selon la norme IFRS 3 « Regroupements d'entreprises », les écarts d'acquisition ne sont plus amortis. Ils font annuellement, et à chaque fois qu'il existe un indice de perte de valeur, l'objet d'un test de perte de valeur, consis-

tant à comparer la valeur nette des écarts d'acquisition à leur valeur recouvrable (correspondant à la plus élevée entre la valeur d'utilité et la juste valeur nette des frais de cession). La valeur d'utilité est déterminée par référence à des flux futurs nets de trésorerie actualisés.

Par ailleurs, alors que les normes comptables françaises préconisent l'enregistrement d'écarts d'acquisitions négatifs au passif du bilan (et leur reprise linéaire sur une durée maximale de quarante ans dans le compte de résultat) lorsque le coût d'acquisition est inférieur à la juste valeur des actifs et passifs identifiables, la norme IFRS 3 conduit à reconnaître ces derniers directement au compte de résultat comme un produit de l'exercice.

En application de la norme IFRS 1 « Première application des normes d'information financière internationale », les amortissements existant au 1er janvier 2004 sont imputés sur la valeur brute des écarts d'acquisition. Cette opération de neutralisation des amortissements antérieurs n'a donc aucun impact sur les capitaux propres.

Par ailleurs, les écarts d'acquisition négatifs ont été immédiatement repris par les capitaux propres, ce qui se traduit par une augmentation des capitaux propres au 1er janvier 2004 de 5 millions d'euros dans les comptes établis selon les normes IFRS.

Les tests de perte de valeur requis par IFRS 1 ont été effectués au 1er janvier 2004 et n'ont pas donné lieu à dépréciation complémentaire des écarts d'acquisition à cette date.

L'application de la norme IFRS 3 « Regroupements d'entreprises », se traduit essentiellement par les impacts suivants sur le résultat net 2004 :

— Annulation de la charge d'amortissement relative à des écarts d'acquisition de 40 millions d'euros reconnue en principes comptables français ;

— Reconnaissance d'une dépréciation de 8 millions d'euros suite à la réalisation de tests de perte de valeur au 31 décembre 2004, sur les écarts d'acquisition qui ne sont plus amortis selon les normes IFRS ;

— Reconnaissance d'un amortissement de 5 millions d'euros sur des actifs incorporels acquis en 2004. Selon les principes comptables français, ces actifs ont été classés en écarts d'acquisition et amortis sur la durée du contrat. Selon les normes IFRS, ces actifs identifiables séparément de l'écart d'acquisition ont été comptabilisés en immobilisations incorporelles et restent amortissables sur la durée du contrat. La charge d'amortissement correspondante est reclassée en IFRS au sein du résultat opérationnel ;

— Reconnaissance de coûts de restructuration pour un montant après impôts de 16 millions d'euros. En effet, contrairement aux principes comptables français qui permettent d'imputer un ajustement né en 2004 sur la valeur de l'écart d'acquisition de la société Transiciel acquise en décembre 2003, la norme IFRS 3 impose de comptabiliser cet ajustement directement dans le compte de résultat.

E. – Impôts.

Impôts différés. — Les impôts différés sont comptabilisés pour tenir compte d'une part du décalage temporaire entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs, et d'autre part des déficits fiscaux reportables dont la recouvrabilité par le Groupe est jugée probable.

Impôts différés nord-américain et français. — L'impôt différé nord-américain, reconnu lors de l'apport des activités de conseil nord-américaines d'Ernst & Young, compte tenu de la possibilité pour le Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale des actifs et passifs acquis, a été déterminé à l'origine en tenant compte d'une estimation des résultats taxables de nos activités nord-américaines sur 15 ans. Ces résultats ont fait l'objet d'un abattement progressif pour visibilité à compter de la sixième année (35 %) progressivement porté à 70 % la treizième année.

Au 31 décembre 2004, tirant les conclusions de réalisations inférieures aux performances escomptées aux Etats-Unis, et en particulier pour l'exercice 2004, le Groupe a décidé de limiter à 5 ans la prise en compte des économies fiscales potentielles.

L'impôt différé actif reconnu en France à la suite de la réorganisation de nos activités nord-américaines en 2002 a été déterminé, compte tenu du report illimité des pertes fiscales et de la prévisibilité des résultats fiscaux du Groupe en France, sur une durée limitée à 15 ans selon les mêmes modalités d'abattement progressif pour visibilité qu'appliquées initialement pour les Etats-Unis et décrit ci-dessus.

(a) Actualisation des impôts différés : Dans les comptes publiés selon les principes comptables français, les actifs d'impôts différés étaient actualisés lorsque les effets de l'actualisation étaient significatifs et qu'un échéancier fiable de reversement pouvait être établi. Au contraire, la norme IAS 12 « Impôts sur le résultat » indique que les actifs d'impôts différés ne doivent pas être actualisés. Cette différence de principe a conduit à réévaluer les actifs nets d'impôts différés en contrepartie des capitaux propres au 1er janvier 2004, et à annuler l'effet annuel de l'actualisation des impôts différés au compte de résultat 2004.

Au 1er janvier 2004, il résulte de l'annulation de l'effet de l'actualisation une augmentation des actifs d'impôts différés pour un montant total de 218 millions d'euros :

— des impôts différés actifs nets américains reconnus lors de l'apport des activités de conseil d'Ernst & Young, portant leur valeur de 248 à 352 millions d'euros, soit une variation de 104 millions d'euros ;

— des impôts différés actifs nets reconnus en France suite à la réorganisation des activités nord-américaines du Groupe, ramenant leur valeur de 421 à 535 millions d'euros, soit une variation de 114 millions d'euros.

Au 31 décembre 2004, il résulte de l'annulation de l'effet de l'actualisation une augmentation des actifs d'impôts différé pour un montant total de 106 millions d'euros :

— des impôts différés actifs nets américains reconnus lors de l'apport des activités de conseil d'Ernst & Young, portant leur valeur de 102 à 120 millions d'euros, soit une variation de 18 millions d'euros ;

— des impôts différés actifs nets reconnus en France suite à la réorganisation des activités nord-américaines du Groupe, ramenant leur valeur de 434 à 522 millions d'euros, soit une variation de 88 millions d'euros.

Par ailleurs, le retraitement en normes IFRS de l'effet d'actualisation constaté en principes comptables français sur l'exercice 2004 a conduit à annuler dans le compte de résultat consolidé un produit d'impôt différé de 112 millions d'euros, respectivement aux Etats-Unis pour 86 millions d'euros, et en France pour 26 millions d'euros.

b) Cession de créances de carry-back : Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé à un établissement de crédit pour respectivement 74 millions d'euros et 33 millions d'euros une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes des contrats de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable auprès du Trésor public, et ce pour une période allant jusqu'au 30 juin 2011.

En principes comptables français, la cession des créances de carry-back a ainsi été comptabilisée comme une vente assortie d'une garantie. Selon les normes IAS/IFRS, la cession des créances de carry-back est analysée comme une opération de financement garanti. L'analyse des risques et avantages attachés à ces créances a conduit à réintégrer les créances de carry-back au bilan consolidé pour leur valeur actuelle, en contrepartie de dettes financières. La créance de carry-back constituant une créance d'impôt courant à long terme, elle n'entre pas dans la détermination de la trésorerie nette qui dès lors décroît de façon notionnelle. La dette et la créance devraient disparaître en 2011 lorsque les règlements par l'Etat au bénéfice du cessionnaire des créances de carry-back prévus en 2008 et en 2009 seront certains dans leur montant.

Les créances et les dettes financières sont comptabilisées au bilan consolidé au coût amorti au 1er janvier et au 31 décembre 2004 selon la méthode du taux d'intérêt effectif, pour respectivement 75 et 112 millions d'euros. A ce titre, et jusqu'en 2008 et en 2009, des produits notionnels seront constatés en résultat opérationnel en contrepartie de l'augmentation des créances de carry-back, et seront compensés par des charges d'intérêts notionnelles constatées en résultat financier en contrepartie de l'augmentation des dettes financières.

F. – Paiements en actions : options de souscription d'actions.

Depuis 1996, Capgemini a émis plusieurs plan d'options donnant droit à la souscription d'actions. Ces options sont attribuées à un certain nombre de collaborateurs du Groupe, selon des conditions de service et de performance. Elles donnent droit de souscrire à des actions Capgemini pendant un délai de cinq ans, à un prix d'exercice déterminé lors de leur attribution.

Selon les principes comptables français, le Groupe ne constate aucune charge de rémunération lorsque les options sont attribuées. Si Capgemini émet de nouvelles actions en vue de répondre à des exercices d'options, alors la différence entre la valeur nominale et le prix d'exercice est comptabilisée en prime d'émission.

L'évaluation et la comptabilisation des options de souscription d'actions selon les normes IFRS sont précisées dans la norme IFRS 2 « Paiement fondé sur des actions ».

Selon IFRS 2, les options sont évaluées à la juste valeur à la date d'octroi. La juste valeur correspond à la valeur de l'avantage accordé au salarié. Pour cette évaluation, le Groupe applique le modèle de « Black & Scholes », modèle de calcul dont les paramètres sont notamment le prix d'exercice des options, la durée de vie des options, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, le taux d'intérêt sans risque, etc.

La juste valeur des options accordées est répartie en Autres produits et charges opérationnels sur la période d'acquisition des droits, avec une contrepartie directe en capitaux propres.

En application des dispositions de la norme IFRS 1 « Première application des normes d'information financière internationale », seuls les plans accordés après le 7 novembre 2002 et dont la date d'acquisition des droits est postérieure au 1er janvier 2004, sont évalués et comptabilisés en autres charges opérationnelles. Les plans antérieurs au 7 novembre 2002 ne sont pas évalués et restent non comptabilisés.

Du fait de la méthode de comptabilisation, l'application de la norme IFRS 2 n'a aucun impact sur les capitaux propres d'ouverture du Groupe.

L'impact sur le résultat net représente une charge de 4 millions d'euros au titre de l'exercice 2004.

G. – OCEANE.

Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (OCEANE), ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010. Les conditions et modalités de cet emprunt sont détaillés dans la note 15 « Trésorerie nette » du document de référence au 31 décembre 2004.

Selon les principes comptables français, l'emprunt obligataire est enregistré pour son montant nominal, soit 460 millions d'euros, dans les dettes financières à long terme.

La charge d'intérêt annuel correspond au montant du coupon, versé chaque année au taux d'intérêt fixe de 2,5 %.

Selon les normes IAS 32 « Instruments financiers : information à fournir et présentation » et IAS 39 « Instruments financiers : comptabilisation et évaluation », le traitement comptable de l'emprunt obligataire convertible recouvre les divergences suivantes :

A la date de mise en place, la dette comptabilisée au passif du bilan correspond à la juste valeur de l'emprunt. Celle-ci est calculée par actualisation des flux de décaissement futurs au taux d'intérêt du marché applicable au Groupe, à la date de souscription. La juste valeur de l'emprunt est également diminuée des frais d'émission de l'emprunt.

Aux clôtures suivantes, la dette est revalorisée selon la méthode du coût amorti ; la charge d'intérêt comptabilisée au compte de résultat ne correspond pas au coupon réellement payé mais au montant de la charge d'intérêt théorique résultant de l'application du taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux effectif est le taux qui permet de ramener les flux de décaissement futurs au montant de la juste valeur de l'emprunt (déduction faite du montant des frais d'émission d'emprunt).

La différence entre la valeur nominale de l'emprunt et sa juste valeur telle que calculée ci-dessus est inscrite en capitaux propres.

A la date de mise en place des IFRS. — L'OCEANE ayant été émise à un taux d'intérêt (2,5 %) inférieur à celui du marché (4,8 %), la juste valeur de la composante dette ressort à 395 millions d'euros à l'origine après prise en compte de la quote-part concernée des frais d'émission (8 millions d'euros au total pour l'OCEANE), soit une diminution de la dette de 65 millions d'euros à l'origine par rapport au traitement selon les principes comptables français.

La composante capitaux propres (avec prise en compte de la quote-part correspondante des frais d'émission), soit 57 millions d'euros, est inscrite en capitaux propres à l'origine. Au 1er janvier 2004, l'impact net sur les capitaux propres de la mise au coût amorti de la composante dette s'élève à – 4 millions d'euros avant impôt.

Sur l'exercice 2004. — Compte tenu d'un taux effectif de 4,8 % (5,1 % après prise en compte des frais d'émission), le montant annuel de la charge d'intérêt de l'exercice s'élève à 20 millions d'euros, contre un coupon à 11 millions d'euros. En conséquence, l'impact de l'application de la norme IAS 39 « Instruments financiers : comptabilisation et évaluation » sur le résultat de l'exercice est une charge complémentaire de 9 millions d'euros avant impôt.

Sur la durée de vie de l'emprunt, l'impact sur les capitaux propres est neutre dans la mesure ou le complément de charges au titre des intérêts notionnels compense l'impact constaté à l'origine sur les capitaux propres.

H. – Location-financement.

Selon les principes comptables français, certaines immobilisations font l'objet de contrats de loyers aux termes desquels le Groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le Groupe. La dette est amortie sur la durée du contrat de location-financement.

Le traitement des contrats de loyers selon la norme IAS 17 « Contrats de location » est identique. Toutefois, les travaux de passage aux IFRS ont amené à identifier des contrats de loyers, principalement afférents à des contrats d'infogérance, et qui répondaient aux critères de retraitement des contrats de location-financement. Ces contrats ont été retraités dans le bilan consolidé de l'exercice 2004 établi selon les principes comptables français, et de façon rétroactive dans le bilan consolidé au 1er janvier 2004 établis selon les normes IFRS pour un montant de 65 millions d'euros.

I. – Option de vente sur intérêts minoritaires.

Le contrat d'infogérance signé pour 10 ans avec les sociétés TXU Energy Company LLC et Oncor Electric Delivery Company prévoit au profit du groupe TXU une Option de vente de sa participation de 2,9 % dans la société Capgemini Energy LP et de certains actifs (essentiellement la plate-forme informatique dont le groupe TXU a concédé l'usage à Capgemini Energy LP pendant la durée du contrat) pour une valeur de 200 millions de dollars sous réserve de certains ajustements. Cette option est exerçable par le groupe TXU pendant les dix ans suivant la fin du contrat.

Selon les principes comptables français, cette Option de vente constitue un engagement hors bilan (cf. Note 21 « Engagements hors-bilan » du document de référence 2004). Au contraire, la norme IAS 32 « Instruments financiers : information à fournir et présentation » prévoit la constatation d'une dette financière au bilan, en contrepartie de la reconnaissance à leur juste valeur des actifs nets décrits précédemment. Il en résulte au 31 décembre 2004 la reconnaissance d'immobilisations incorporelles (71 millions d'euros), d'une autre dette à long terme (24 millions d'euros), et d'une dette financière (51 millions d'euros), en contrepartie d'une diminution des capitaux propres (4 millions d'euros) correspondant à l'annulation des intérêts minoritaires précédemment reconnus selon les normes françaises et à l'amortissement sur la période des immobilisations incorporelles.

J. – Reclassement des avances et acomptes reçus des clients.

En normes françaises, le Groupe présente au bilan des créances clients et comptes rattachés nets des avances et acomptes reçus des clients, et donne dans une note spécifique le détail des différents éléments (cf. Note 12 « Créances d'exploitation » du document de référence 2004). Cette présentation traduit pour le Groupe Capgemini la spécificité de la comptabilisation des contrats à long terme qui constituent la majeure partie de son activité. Cette spécificité (qui avait été relevée par l'AMF) n'étant pas conforme à la norme IAS 1 « Présentation des états financiers », les avances et acomptes reçus des clients ont été reclassés au passif du bilan consolidé.

VIII. — **Principales données financières.**

(En millions d'euros)	Comptes consolidés	
	Premier semestre 2004	Premier semestre 2005
Chiffre d'affaires	2 965	3 472
Charges d'exploitation	3 009	3 410
Marge opérationnelle		
Montant	– 44	62
%	– 1,5 %	1,8 %
Résultat opérationnel		
Montant	– 120	123
%	– 4,0 %	3,5 %
Résultat net (part du Groupe)	– 157	58
Rentabilité nette (%)	– 5,3 %	1,7 %
Résultat par action		
Nombre moyen d'actions retraitées	132 290 268	132 669 877
Résultat net dilué (part du Groupe) (en euros)	– 1,19	0,43
Trésorerie nette au 30 juin	– 125	498
Nombre total de collaborateurs au 30 juin	55 171	59 190

IX. — **Rapport d'activité semestriel.**

L'activité du premier semestre 2005.

Le retour à la croissance qui avait marqué la deuxième partie de l'exercice 2004 s'est confirmé au cours du premier semestre 2005 : à taux de change et périmètre constants, le chiffre d'affaires est en progression de 20,8 % par rapport à celui du premier semestre 2004 (+ 17,1 % à taux et périmètre courants) et encore de 8,8 % par rapport à celui du deuxième semestre 2004.

Les prises de commande du semestre se sont élevées à 3 174 millions d'euros, en recul par rapport aux deux précédents semestres qui avaient été marqués par la signature de deux grands contrat d'infogérance, TXU au premier semestre 2004 et Schneider au second semestre. Dans les activités de projets et de conseil du Groupe, les prises de commande s'élèvent à 2 415 millions d'euros sur le semestre, en progression significative sur le semestre précédent (2 177 millions d'euros, en excluant la part comprise dans les grands contrats d'infogérance) et retrouvent le niveau du premier semestre 2004.

La marge opérationnelle (1), calculée dans le nouveau référentiel comptable IFRS, est de 62 millions d'euros, soit un taux de 1,8 % en progression de 3,3 points par rapport au premier semestre 2004 (– 1,5 %).

Le résultat opérationnel (2) est de + 123 millions d'euros (contre – 120 millions d'euros au premier semestre 2004), les coûts de restructuration de 77 millions d'euros étant largement compensés par des plus-values de cession.

Le résultat net du semestre est positif de 58 millions d'euros après une charge financière nette de 9 millions d'euros et un total d'impôts de 56 millions d'euros.

L'effectif au 30 juin 2005 s'établit à 59 190 personnes contre 59 324 au 1er janvier.

Evolution de l'activité par métiers. — L'activité Infogérance enregistre une croissance de 64 % grâce à la montée en charge des trois grands contrats signés l'an dernier par le Groupe (Inland Revenue, TXU et Schneider) et elle a représenté 36 % de l'activité du Groupe au cours de ce premier semestre 2005.

Les grands contrats, en phase de démarrage, ont pesé sur la rentabilité de l'ensemble (marge opérationnelle de – 1,8 %). Quant au carnet de commandes, il est évidemment plus faible que ce qu'il était l'an dernier à la même époque compte tenu du poids représenté alors par ces grands contrats.

L'activité Conseil (14 % du chiffre d'affaires) accuse une légère baisse par rapport au premier semestre 2004 et une croissance modérée (+ 2,0 %) par rapport au semestre précédent, ceci dans une relative stabilité des prix. La marge opérationnelle est positive mais encore faible (+ 1,3 %) du fait de l'impact dilutif des pertes du conseil en Amérique du Nord.

L'activité Intégration de Systèmes et Applications Informatiques (34 % du chiffre d'affaires) croît de 6,7 % par rapport au même semestre de 2004 et de 8,9 % par rapport au deuxième semestre 2004. La croissance réelle est plus forte encore car les grands contrats d'infogérance comportent aussi une part d'intégration de systèmes et parfois de conseil. La marge opérationnelle s'élève à 3,1 %.

L'activité Services Informatiques de Proximité (16 % du chiffre d'affaires) est en croissance de 8,4 % par rapport à l'année dernière, avec à la fois une amélioration du taux d'utilisation et une légère progression des prix de vente. La marge opérationnelle (+ 7,5 %) reste la plus élevée des quatre activités du Groupe.

(1) La marge opérationnelle, principal indicateur de performance de l'activité du Groupe, est représentée par la différence entre le chiffre d'affaires et les charges d'exploitation, celles-ci étant égales au total du coût des services rendus (charges nécessaires à la réalisation des projets), des frais commerciaux et des frais généraux et administratifs.

(2) Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels comprenant la charge résultant de l'étalement de la juste valeur des options de souscription d'actions accordées au personnel, ainsi que les charges ou produits non récurrents.

Evolution de l'activité par zones géographiques :

	% du chiffre d'affaires total	Croissance (*) par rapport à S1 2004	Taux de marge opérationnelle	
			S1 2004	S1 2005
Royaume-Uni et Irlande	25	+64,7 %	- 2,2 %	+3,2 %
France	24	+11,1 %	+2,5 %	+3,5 %
Benelux	13	+12,9 %	+5,5 %	+8,8 %
Allemagne et Europe centrale	6	+12,6 %	+2,7 %	+5,9 %
Pays Nordiques	6	+22,4 %	- 2,7 %	+5,5 %
Europe du Sud	5	+2,0 %	- 6,2 %	+1,9 %
Asie Pacifique	1	- 4,5 %	- 1,8 %	+0,9 %
Amérique du Nord	20	+8,9 %	- 6,0 %	- 6,6 %

(*) à taux de change et périmètre constants.

En Europe et Asie Pacifique, le Groupe a réalisé une forte croissance du chiffre d'affaires : à taux de change et périmètre constants, cette croissance est de 24,1 % par rapport au premier semestre 2004 et de 10,7 % par rapport au deuxième semestre. Elle s'est accompagnée d'une progression très marquée dans tous les pays de la marge opérationnelle des activités Intégration de Systèmes et Conseil, et aussi de l'infogérance avec dans ce cas l'exception de la France, où le contrat Schneider, en phase de démarrage, pèse comme prévu sur les résultats.

Aux Etats-Unis, la montée en charge du contrat TXU a entraîné une forte croissance de l'activité infogérance et l'activité services informatiques de proximité connaît toujours un développement soutenu. Les activités intégration de systèmes et conseil, elles, restent en recul par rapport au premier semestre 2004 mais enregistrent une certaine stabilisation par rapport au deuxième semestre 2004. Au total la marge opérationnelle nord-américaine passe de - 6,0 % à - 6,6 %, l'impact dilutif du démarrage du contrat TXU masquant les progrès réels enregistrés dans le reste des opérations.

Analyse des comptes consolidés.

Le chiffre d'affaires du premier semestre 2005 s'élève à 3 472 millions d'euros contre 2 965 millions au premier semestre 2004, soit une croissance de 17,1 % à taux et périmètre courants et 20,8 % à taux et périmètres constants.

La marge opérationnelle est un profit de 62 millions d'euros contre une perte de 44 millions d'euros au premier semestre, soit un taux de marge de 1,8 %. La forte croissance de l'activité infogérance, dont les coûts sont particulièrement élevés dans les phases de démarrage, a eu une répercussion négative sur ce taux mais elle a été contrebalancée par une amélioration significative du taux d'utilisation et de la productivité des activités Conseil et Intégration de Systèmes.

Par ailleurs, la croissance du chiffre d'affaires n'a pas empêché que le total des coûts commerciaux et du coût des fonctions de support soit en diminution de plus de 12 %.

Les autres produits et charges opérationnels s'élèvent à 61 millions d'euros au premier semestre 2005 contre - 76 millions d'euros au premier semestre 2004. Cette variation s'explique principalement comme suit :

— des coûts de restructuration qui s'élèvent à 77 millions d'euros (soit 10 millions d'euros de plus qu'au premier semestre 2004) liés aux réductions d'effectifs principalement en Amérique du Nord et en France ainsi qu'aux mesures de rationalisation du parc immobilier en Amérique du Nord ;

— 138 millions d'euros de gains, réalisés par le Groupe au cours du premier semestre 2005, lors de la cession de son activité santé en Amérique du Nord à Accenture (123 millions d'euros), de sa participation de 25,22 % dans la société IS Energy en Allemagne (15 millions d'euros) ;

— 5 millions d'euros de gains sur la cession par le Groupe de son contrat de location-financement sur le bien immobilier situé à Behoust qui abritait son Université jusqu'à l'ouverture en 2003 du nouveau site des Fontaines, situé à Gouvieux ;

— 4 millions d'euros de charges liées aux attributions d'options de souscription d'actions.

Le résultat opérationnel s'inscrit donc à 123 millions d'euros contre une perte de 120 millions d'euros au premier semestre 2004.

Le résultat financier s'établit à - 9 millions d'euros au premier semestre 2005 contre - 26 millions d'euros au premier semestre 2004. Cette amélioration résulte essentiellement :

— pour plus des deux tiers, de l'effet de l'évaluation à la juste valeur d'un contrat d'échange de taux sur l'emprunt obligataire convertible émis le 23 juin 2003 ;

— pour le solde, par la diminution du coût de l'endettement financier brut et plus particulièrement des intérêts bancaires.

La charge d'impôt qui s'élève à 56 millions d'euros au premier semestre 2005 recouvre :

— pour les deux tiers, les impôts différés, et notamment l'utilisation d'impôts différés actifs reconnus antérieurement sur les déficits fiscaux du groupe fiscal français pour 30 millions d'euros,

— pour le solde, les impôts courants : impôts sur résultats bénéficiaires notamment au Canada pour 5 millions d'euros et aux Pays-Bas pour 5 millions d'euros, et impôts forfaitaires pour 4 millions d'euros, principalement aux Etats-Unis et en Italie.

Le résultat net part du Groupe s'élève à 58 millions d'euros au premier semestre 2005 (contre - 157 millions d'euros au premier semestre 2004). Au 30 juin 2005, le résultat net dilué par action s'élève à 0,43 euro sur la base de 132 669 877 actions, contre - 1,19 euro au 30 juin 2004 sur la base de 132 290 268 actions.

Le bilan consolidé. — La situation nette de l'ensemble consolidé (capitaux propres et intérêts minoritaires) s'établit à 2 879 millions d'euros, soit une augmentation de 91 millions d'euros par rapport au 31 décembre 2004, qui résulte :

— de la prise en compte du résultat bénéficiaire de la période (58 millions d'euros) ;

— de la valeur de la composante capitaux propres de l'emprunt obligataire OCEANE 2005 émis le 16 juin 2005 (+26 millions d'euros) ;

— de l'acquisition d'une Option d'achat visant à neutraliser intégralement la dilution potentielle liée à l'emprunt obligataire OCEANE 2003 émis le 24 juin 2003, (- 16 millions d'euros) ;

— de la variation positive des réserves de conversion pour 23 millions d'euros.

Les actifs non courants s'établissent à 3 366 millions d'euros au 30 juin 2005, soit une diminution de 9 millions d'euros par rapport au solde du 31 décembre 2004 qui résulte principalement des mouvements suivants :

— 15 millions d'euros d'augmentation des immobilisations incorporelles principalement due aux variations du cours des devises sur la période (54 millions d'euros) et plus particulièrement du dollar US et de la livre sterling, augmentation partiellement compensée par les amortissements de la période (36 millions d'euros) ;

— 9 millions de réduction des immobilisations corporelles résultant principalement de la déconsolidation des actifs de la société IS Energy cédée en janvier 2005 et à la cession du contrat de location-financement sur le bien immobilier situé à Behoust, abritant l'ancien site de l'Université du Groupe ;

— 12 millions d'euros de diminution des actifs d'impôts différés résultant principalement de l'utilisation d'impôts différés actifs reconnus sur déficits fiscaux du groupe fiscal français partiellement compensé par l'impact du change Euro/Dollar et la reconnaissance d'impôts différés actifs sur différences temporaires aux Etats-Unis.

Les créances d'exploitation nettes, principalement composées des comptes clients et comptes rattachés, s'élèvent à 1 888 millions d'euros au 30 juin 2005 contre 1 814 millions d'euros au 31 décembre 2004. Au 30 juin 2005, ces derniers représentent 66 jours de chiffre d'affaires (contre 72 jours de chiffre d'affaires au 31 décembre 2004).

Les dettes d'exploitation nettes, principalement composées des fournisseurs et comptes rattachés, du personnel ainsi que des impôts et taxes, s'élèvent à 2 247 millions d'euros au 30 juin 2005, contre 2 082 millions d'euros au 31 décembre 2004. Leur augmentation résulte notamment de la montée en puissance des grands contrats d'infogérance Aspire, TXU et Schneider.

La trésorerie nette consolidée au 30 juin 2005 s'élève à 498 millions d'euros contre 286 millions d'euros au 31 décembre 2004, la variation de plus de 200 millions d'euros s'expliquant essentiellement par :

— un flux de trésorerie d'exploitation positif de 112 millions d'euros, conséquence :

- d'une marge brute d'autofinancement avant coût de l'endettement financier net et impôt de 88 millions d'euros,
- d'un besoin en fonds de roulement, après impôt versé, positif de 24 millions d'euros.

— un flux de trésorerie d'investissement positif de 102 millions d'euros lié essentiellement :

- au produit de cession de l'activité santé en Amérique (143 millions d'euros) et à celui de la participation du Groupe dans la société IS Energy, en Allemagne, (21 millions d'euros),
- à des acquisitions d'immobilisations (71 millions d'euros), dont un tiers (17 millions d'euros) est relatif à des contrats d'infogérance.

Les comptes de la société mère Cap Gemini S.A. — Le total des produits d'exploitation et des produits financiers de Cap Gemini S.A. pour le premier semestre 2005 s'élève à 364 millions d'euros contre 94 millions d'euros pour le premier semestre 2004. Cette forte augmentation résulte du paiement par la filiale hollandaise Capgemini NV d'un acompte sur dividende dans le cadre de la réorganisation des activités de Sogeti-Transiciel au Bénélux.

Le résultat avant impôt du premier semestre 2005 est un bénéfice de 426 millions d'euros (à comparer à 65 millions d'euros pour le premier semestre 2004). Ce résultat intègre l'opération d'acompte sur dividende décrite ci-dessus ainsi qu'une plus-value réalisée lors de la réorganisation des opérations Sogeti-Transiciel en Suède.

Perspectives pour le second semestre 2005.

Les acquis du premier semestre permettent au Groupe d'anticiper pour l'ensemble de l'exercice 2005 une croissance de son chiffre d'affaires de 12 % à taux et périmètres constants, et une marge opérationnelle supérieure à son objectif initial de 2,6 %.

X. — Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels consolidés relatifs à la période du 1er janvier au 30 juin 2005.

Aux actionnaires de Cap Gemini S.A.

En notre qualité de commissaires aux comptes de la société et en application de l'article L 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés résumés de la société Cap Gemini S.A., relatifs à la période du 1er janvier au 30 juin 2005, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Dans la perspective du passage au référentiel IFRS tel qu'adopté dans l'Union européenne, pour l'établissement des comptes consolidés de l'exercice 2005, les comptes semestriels consolidés ont été préparés pour la première fois en application de ce référentiel. Ils comprennent à titre comparatif des données relatives à l'exercice 2004 et au premier semestre 2004 retraitées selon les mêmes règles.

Nous avons effectué notre examen limité selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs aspects significatifs, des comptes semestriels consolidés au regard du référentiel IFRS tel qu'adopté dans l'Union européenne.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note « 1 – Règles et méthodes comptables » de l'annexe qui expose les raisons pour lesquelles l'information comparative qui sera présentée dans les comptes consolidés au 31 décembre 2005 et dans les comptes consolidés semestriels au 30 juin 2006 pourrait être différente des comptes joints au présent rapport.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Paris, le 8 septembre 2005.

Les commissaires aux comptes :

PricewaterhouseCoopers Audit : BERNARD RASCLE ;

KPMG Audit, département de KPMG S.A. : JEAN LUC DECOMOY, associé FREDERIC QUELIN associé.

98197

CENTRALE DES REGLEMENTS INTERBANCAIRES

Société par actions simplifiées au capital de 414 000 €.
Siège social : Washington Plaza, 31, rue de Berri, 75008 Paris.
401 738 349 R.C.S. Paris.

Les comptes annuels au 31 décembre 2004 ont été approuvés par l'assemblée générale ordinaire du 23 mars 2005 et publiés dans le journal d'annonces légales « Les Annonces de la Seine » du 6 septembre 2005.

98318

CLUB MED GYM

(Capital détenu à 99,99 % par le Club Mediterranée S.A.)

Société anonyme au capital de 12 000 000 euros.
Siège social : 10/12 rue du sergent Bobillot, 92400 Courbevoie.
339 442 289 R.C.S. Nanterre.
Exercice social : du 1er novembre au 31 octobre.

Les comptes annuels au 31 octobre 2004, approuvés par l'assemblée générale ordinaire du 26 avril 2005, ont été publiés au « Journal Spécial des Sociétés » du 8 octobre 2005.

98332

CREDIT AGRICOLE S.A.

Société anonyme au capital de 4 420 567 311 €.
Siège social : 91, 93, boulevard Pasteur, Paris (15e).
784 608 416 R.C.S. Paris.
Code Siren ou Siret : 784 608 416 000 11. — Code APE : 65.1 D.

A. — Comptes semestriels consolidés.

I. — Bilan consolidé au 30 juin 2005.

(En millions d'euros.)

Actif	Notes	30/06/05	31/12/04 (hors 32-39 et IFRS 4)
Caisse, banques centrales, C.C.P.		18 918	23 585
Actifs financiers à la juste valeur par résultat	3, 3.1, 3.2	349 496	
Instruments dérivés de couverture		9 542	
Actifs financiers disponibles à la vente	4	144 625	
Prêts et créances sur les établissements de crédit	5, 7, 8, 13	241 745	257 562
Prêts et créances sur la clientèle	6, 7, 8, 13	174 668	165 751
Portefeuilles titres	9		138 691
Ecart de réévaluation des portefeuilles couverts en taux		5 619	
Actifs financiers détenus jusqu'à échéance		20 365	
Actifs d'impôts		6 432	2 103
Comptes de régularisation et actifs divers		57 860	60 711
Placements des entreprises d'assurance	30		138 559
Participations dans les entreprises mises en équivalence	10	14 530	13 926
Immeubles de placement		3 279	
Immobilisations corporelles	11	2 303	2 552
Immobilisations incorporelles	11	473	523
Ecart d'acquisition	12	13 341	13 323
Total actif		1 063 196	817 286

Passif	Notes	30/06/05	31/12/04 (Hors 32-39 et IFRS 4)
Caisse, banques centrales, C.C.P.		800	504
Passifs financiers à la juste valeur par résultat par nature	14	287 678	
Instruments dérivés de couverture		10 044	
Dettes envers les établissements de crédit	15	99 989	142 469
Dettes envers la clientèle	16, 16.1, 16.2	308 456	305 192
Dettes représentées par un titre	17	82 621	101 032
Ecart de réévaluation des portefeuilles couverts en taux		3 645	
Passifs d'impôts		6 528	1 482
Comptes de régularisation et passifs divers		54 287	76 909
Provisions techniques des contrats d'assurance		153 181	135 580
Provisions pour risques et charges	18	4 092	5 595
Dettes subordonnées	17	20 203	18 470
Capitaux propres		31 672	30 053
Capitaux propres part du groupe		27 730	26 195
Capital et réserves liées		17 133	17 240
Réserves consolidées		7 086	6 231
Gains ou pertes latents ou différés		1 646	
Résultat de l'exercice		1 865	2 724
Intérêts minoritaires		3 942	3 858
Total passif		1 063 196	817 286

II. — Compte de résultat consolidé.

(En millions d'euros.)

	Notes	30/06/05	30/06/04 (Hors 32-39 et IFRS 4)	31/12/04 p (Hors 32-39 et IFRS 4)
Intérêts et produits assimilés	20	17 627	11 170	23 984
Intérêts et charges assimilés	20	– 114 719	– 9 349	– 21 031
Commissions nettes	23	1 639	1 276	2 490
Gains ou pertes nets sur instruments financiers à la juste valeur par résultat	21	3 661		
Gains ou pertes nets sur actifs financiers disponibles à la vente	22	618		
Résultat sur opérations financières			2 033	4 567
Marge brute des sociétés d'assurance			1 205	2 410
Charges et produits des autres activités	24	– 2 132	– 13	1
Produit net bancaire		6 694	6 322	12 421
Charges générales d'exploitation		– 4 242	– 4 081	– 8 242

Exhibit 13.

BALO Notice of November 16, 2005 regarding the publication of the interim financial statements for the six months ending June 30, 2005

Hors-bilan	Montant
Engagements donnés :	
Engagements de financement	844 164
Engagements de garantie	100 198
Engagements sur titres	
Engagements reçus :	
Engagements de financement	0
Engagements de garantie	1 089 633
Engagements sur titres	

05359

CAISSE INTERFEDERALE DE CREDIT MUTUEL

Siège social : 32, rue Mirabeau, 29480 Le Relecq-Kerhuon / Brest.
Siret : 775577018 00499.

Situation au 30 septembre 2005.

(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	395 330
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	5 487 651
A vue	87 613
A terme	5 400 038
Opérations avec la clientèle	14 264 627
Créances commerciales	14 994
Autres concours à la clientèle	13 846 239
Comptes ordinaires débiteurs	403 394
Obligations et autres titres à revenu fixe	3 016
Actions et autres titres à revenu variable	97
Participations et autres titres détenus à long terme	22 791
Parts dans les entreprises liées	888 775
Crédit bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	9 980
Immobilisations corporelles	154 317
Capital souscrit non versé	—
Actions propres	—
Autres actifs	301 399
Comptes de régularisation	282 126
Total de l'actif	21 810 109

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	2 540 814
A vue	617 232
A terme	1 923 582
Opérations avec la clientèle	15 981 193
Comptes d'épargne à régime spécial :	
A vue	8 015 030
A terme	4 467 555
Autres dettes :	
A vue	3 064 317
A terme	434 291
Dettes représentées par un titre :	
Bons de caisse	15 773
Titres du marché interbancaire et titres de créances négociables	908 442
Emprunts obligataires	—
Autres dettes représentées par un titre	—
Autres passifs	170 320
Comptes de régularisation	393 809
Provisions pour risques et charges	52 889
Dettes subordonnées	7 731
Fonds pour risques bancaires généraux (FRBG)	82 065
Capitaux propres (hors FRBG)	1 657 075
Capital souscrit	696 919
Primes d'émission	—
Réserves	970 767
Ecart de réévaluation	—
Provisions réglementées et subventions d'investissement	841
Report a nouveau	– 11 452
Résultat de l'exercice	—
Total du passif	21 810 109

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	3 114 861
Engagements en faveur d'établissements de crédit	1 221 261
Engagements en faveur de la clientèle	1 893 600
Engagements de garantie	172 294
Engagements d'ordre d'établissements de crédit	13 205
Engagements d'ordre de la clientèle	159 089
Engagements sur titres	5 875
Titres acquis avec faculté de rachat ou de reprise	—
Autres engagements donnés	5 875
Engagements reçus :	
Engagements de financement	0
Engagements reçus d'établissements de crédit	—
Engagements de garantie	6 982
Engagements reçus d'établissements de crédit	6 982
Engagements sur titres	5 875
Titres vendus avec faculté de rachat ou de reprise	—
Autres engagements reçus	5 875

05374

CAP GEMINI S.A.

Société anonyme au capital de 1 051 105 424 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En millions d'euros.)

1°) Société-mère :

	2005 (en millions d'euros)	2004 (en millions d'euros)	Variation
Premier trimestre	36	37	– 2,4 %
Deuxième trimestre	322	50	544,0 %
Troisième trimestre	48	37	29,7 %
Total	406	124	227,4 %

La forte croissance du chiffre d'affaires au deuxième trimestre 2005 est due à un acompte sur dividende exceptionnel versé par la filiale hollandaise Cap Gemini N.V. dans le cadre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

2°) Groupe consolidé :

	2005 Normes IFRS (1) (en millions d'euros)	2004 Normes IFRS (1) (en millions d'euros)	Variation	2004 Normes françaises (en millions d'euros)
Premier trimestre	1 708	1 474	15,9 %	1 477
Deuxième trimestre	1 764	1 491	18,3 %	1 493
Troisième trimestre	1 674	1 587	5,5 %	1 613
Total	5 146	4 552	13,0 %	4 583

(1) International financial reporting standards.

En application du règlement européen n° 1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du Groupe Capgemini au titre de l'exercice clos le 31 décembre 2005 seront établis selon les normes comptables internationales IAS/IFRS, édictées par l'IASB (International Accounting Standard Board), applicables au 31 décembre 2005 telles qu'approuvées par l'Union européenne.

En conséquence, les chiffres d'affaires 2004 ont été retraités selon le référentiel IAS/IFRS à des fins de comparaison.

La croissance du chiffre d'affaires des trois premiers trimestres 2005 par rapport au chiffre d'affaires des trois premiers trimestres 2004 du Groupe établi selon les normes IAS/IFRS, est de 13,0 % à taux courant et de 17,0 % à taux et périmètre constants.

05544

Exhibit 14.

BALO Notice of February 24, 2006 regarding the publication of the net sales revenue for the fourth quarter 2005.

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 051 207 824 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En millions d'euros.)

1°) Société-mère :

	2005	2004	Variation
Premier trimestre	36	37	-2,4%
Deuxième trimestre	322	50	544,0%
Troisième trimestre	48	37	29,7%
Quatrième trimestre	53	119	-55,7%
Total	459	243	88,6%

La forte croissance du chiffre d'affaires au deuxième trimestre 2005 est due à un acompte sur dividende exceptionnel versé par la filiale hollandaise Capgemini NV dans le cadre de la réorganisation des activités de Sogeti-Transiciel au Benelux.

2°) Groupe consolidé :

	2005 Normes IFRS *(1)*	2004 retraités aux Normes IFRS *(1)*	Variation	2004 Normes françaises
Premier trimestre	1 708	1.474	15,9%	1 477
Deuxième trimestre	1 764	1 491	18,3%	1 493
Troisième trimestre	1 674	1 587	5,5%	1 613
Quatrième trimestre	1 808	1 683	7,4%	1 708
Total	6 954	6 235	11,5%	6 291

(1) International Financial Reporting Standards.

En application du règlement européen n°1606/2002 du 19 juillet 2002 sur les normes internationales, les comptes consolidés du Groupe Capgemini au titre de l'exercice clos le 31 décembre 2005 sont établis selon les normes comptables internationales IAS/IFRS, édictées par l'IASB (International Accounting Standard Board), applicables au 31 décembre 2005 telles qu'approuvées par l'Union européenne.

En conséquence, le chiffre d'affaires annuel 2004 a été retraité selon le référentiel IAS/IFRS à des fins de comparaison.

La croissance du chiffre d'affaires annuel 2005 par rapport au chiffre d'affaires annuel 2004 est de 11,5% à taux courant et de 15,0% à taux et périmètre constants.

0601669

Exhibit 15.

BALO Notice of May 8, 2006 regarding the publication of the net sales revenue for the first quarter 2006.

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 052 655 824 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris - APE : 741J
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En millions d'euros.)

1. Société mère

	2006	2005	Variation en %
Premier trimestre	48	36	32,6

2. Groupe consolidé

	2006	2005	Variation en %
Premier trimestre	1 869	1 708	9,4

La croissance du chiffre d'affaires du Groupe entre le premier trimestre 2006 et le premier trimestre 2005 est de 9,4% à taux courant et de 9,8% à taux et périmètres constants.

0605533

Exhibit 16.

Notice of September 7, 2005 in a Legal Newspaper regarding the subscription of shares pursuant to the exercise of stock-options.

...ital porté de 1051086224 € à 1051105424 €
...il du 27 juillet 2005 - Stock options levées entre le 01.04.05 et le 30.06.05

...09978 - Le Quotidien Juridique

...nomination : AG STREETWEAR.

...le :

AGS

...me juridique : SARL.

...pital social : 77 €.

...ge social : 18, rue Bichat, 75010 ...S.

...jet : Vente de vêtements.

...rants :

...IMAS Antoine, 18, rue Bichat, 75010 ...S.

... CARPENTIER Guillaume, 5, rue des ...saies, 75008 PARIS.

...rée : 99 ans.

La société sera immatriculée au ...egistre du Commerce et des Socié...és de PARIS.

...09892 - Le Quotidien Juridique

...s est donné de la constitution pour ...durée de 99 ans de la société :

IPS INVESTISSEMENTS

...RL au capital de 7.500 €.

...ge social : 36, rue du Faubourg-...-Martin, 75010 PARIS.

...jet social : Le conseil en gestion, en ...omie et organisation d'entreprise.

...rant : Patrick TIMSIT, demeurant 3, ...u Bel-Air, 75012 Paris.

La société sera immatriculée au ...C.S. de Paris.

TRANSFORMATIONS

036192 - Petites-Affiches

Cabinet Schmitt & Associés
Société d'Avocats
...30, avenue Franklin-D.-Roosevelt
75008 PARIS

L'ESPLANADE

Société à responsabilité limitée
transformée en
Société par actions simplifiée
au capital de 81.600 €
Siège social :
1, rue de Turbigo
75001 PARIS
344 901 384 R.C.S. Paris

...x termes d'une délibération en date ...1er Septembre 2005, l'Assemblée ...érale Extraordinaire, statuant dans ... conditions prévues par l'article ...27-3 du Code de commerce, a décidé ...transformation de la Société en ...été par actions simplifiée à compter ...même jour, sans création d'un être ...al nouveau et a adopté le texte des ...uts qui régiront désormais la Société.

...a dénomination de la Société, son ...t, son siège, et sa durée demeurent ...angés.

...e capital social reste fixé à la somme ...1.600 €.

...dmission aux assemblées et droit ...vote : Tout associé peut participer ... décisions sur justification de son ...tité et de l'inscription en compte de ... actions.

...haque associé a autant de voix qu'il ...sède ou représente d'actions.

...ransmission des actions : La cession ...ctions au profit d'associés ou de tiers ... être autorisée par décision collec... des associés.

...ous sa forme à responsabilité limitée, ...Société était gérée par Messieurs ...n-François et Eric VAZELLE.

...ous sa nouvelle forme de société par ...ons simplifiée, la Société est dirigée ... :

...résident de la société : La Société à ...ponsabilité Limitée MAISON ...ZELLE au capital de 1.520.000 €, dont le siège est à PARIS (75012) - Rue de Wattignies, n°s 36-44, identifiée sous le numéro S.I.R.E.N. 483 470 761, immatriculée au R.C.S. de PARIS,

Représentée par ses cogérants, Monsieur Jean-François VAZELLE, demeurant 18, Boulevard du Général-de-Gaulle, 92120 MONTROUGE, et Monsieur Eric VAZELLE, demeurant 36-44, Rue de Wattignies, 75012 PARIS.

Commissaires aux comptes nommés :

— **Titulaire :** Monsieur Alain SOREL, demeurant à LA VARENNE-SAINT-HILAIRE (94210), Passage Monniot, n° 7,

— **Suppléant :** Société à Responsabilité Limitée BPCG - BUREAU PARISIEN DE COMPTABILITE ET DE CONSEIL EN GESTION, dont le siège est à PARIS (75014), Place Denfert-Rochereau, n° 4.

Pour avis,
Le Président.

036226 - Petites-Affiches

Cabinet Schmitt & Associés
Société d'Avocats
30, avenue Franklin-D.-Roosevelt
75008 PARIS

LE PANORAMA

Société anonyme
transformée en
Société par actions simplifiée
au capital de 40.320 €
Siège social :
14, quai du Louvre
75001 PARIS
692 038 722 R.C.S. Paris

Aux termes d'une délibération en date du 1er Septembre 2005, l'Assemblée Générale Extraordinaire, statuant dans les conditions prévues par l'article L. 227-3 du Code de commerce, a décidé la transformation de la Société en société par actions simplifiée à compter du même jour, sans création d'un être moral nouveau et a adopté le texte des statuts qui régiront désormais la Société.

La dénomination de la Société, son objet, son siège, sa durée demeurent inchangés.

Le capital social reste fixé à la somme de 40.320 euros.

Admission aux assemblées et droit de vote : Tout associé peut participer aux décisions sur justification de son identité et de l'inscription en compte de ses actions.

Chaque associé a autant de voix qu'il possède ou représente d'actions.

Transmission des actions : La cession d'actions au profit d'associés ou de tiers doit être autorisée par décision collective des associés.

Sous sa forme anonyme, la Société était dirigée par :

Administrateurs :

Monsieur Urbain RAYNAL,

Madame Claudine RAYNAL,

La Société ELY CLUB.

Sous sa nouvelle forme de société par actions simplifiée, la Société est dirigée par :

Président de la société : La Société à Responsabilité Limitée MAISON VAZELLE au capital de 1.520.000 €, dont le siège est à PARIS (75012) - Rue de Wattignies, n°s 36-44, identifiée sous le numéro S.I.R.E.N. 483 470 761, immatriculée au R.C.S. de PARIS,

Représentée par ses cogérants, Monsieur Jean-François VAZELLE, demeurant 18, Boulevard du Général-de-Gaulle, 92120 MONTROUGE, et Monsieur Eric VAZELLE, demeurant 36-44, Rue de Wattignies, 75012 PARIS.

Commissaires aux comptes confirmés dans leurs fonctions : Monsieur Frank BITBOL, **titulaire**, et Monsieur Jean-Pierre WALTER, **suppléant**.

Pour avis,
Le Président.

036265 - Petites-Affiches

HELP COMMUNICATION

Société anonyme
au capital de 38.143 €
Siège social :
49, rue d'Alleray
75015 PARIS
343 556 551 R.C.S. Paris

L'assemblée générale extraordinaire du 28 Juin 2005 a pris note de la transformation de la société de société anonyme en société à responsabilité limitée à compter du 28 Juin 2005, constaté de ce fait l'extinction des mandats du Président et des Administrateurs et nommé en qualité de Gérant, Monsieur José FERREIRA, demeurant 46, Rue de la Préfecture, 37000 TOURS, né le 19 Septembre 1951 à Areias (Portugal), de nationalité française, à compter du 28 Juin 2005.

Le capital social est de 38.143 € divisé en 416.995 parts de 0,09147 € chacune, intégralement libérées.

036183 - Petites-Affiches

SEPIA

Société anonyme
à conseil d'administration
au capital de 152.449,02 €
Siège social :
31, rue Vieille-du-Temple
75004 PARIS
377 988 159 R.C.S. Paris

L'assemblée générale extraordinaire des actionnaires du 30 Juin 2005 a décidé la transformation de la Société anonyme en Société à responsabilité limitée.

Il a été mis fin aux mandats des administrateurs et des Commissaires aux comptes titulaire et suppléant.

Monsieur Christian OGIER a été nommé gérant pour une durée illimitée.

MODIFICATIONS

309829 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.051.086.224 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 27 juillet 2005 a constaté qu'entre le 1er avril 2005 et le 30 juin 2005 2.400 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.051.086.224 euros à 1.051.105.424 euros divisé en 131.388.178 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.051.086.224 euros et divisé en 131.385.778 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.051.105.424 euros et divisé en 131.388.178 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

309928 - Le Quotidien Juridique

EASY BEAUTY

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
123, rue Mac-Mahon
54000 NANCY
Transféré au :
68, rue de Bayen
75017 PARIS
444 047 229 R.C.S. Nancy

Lors de l'Assemblée Générale Mixte en date du 30 juin 2005, il a été décidé :

— de transférer le siège social de NANCY (54000) - 123, rue Mac-Mahon à **PARIS (75017) - 68, rue de Bayen,**

— de nommer un nouveau Gérant en remplacement du Gérant démissionnaire.

Les mentions soumises à publicité résultant des décisions visées ci-dessus sont les suivantes :

Siège social

Ancienne mention

123, rue Mac-Mahon - 54000 NANCY.

Nouvelle mention

68, rue de Bayen - 75017 PARIS.

Objet : La création, le développement d'un ou plusieurs sites internet dédiés :

— au négoce sous toutes ses formes, et plus généralement la distribution et le commerce de produits de beauté, matières cosmétiques, eaux de toilette, parfums et de tous produits naturels et manufacturés,

— à la vente de prestations de conseil en matières d'utilisation de produits de beauté, matières cosmétiques, eaux de toilette, parfums,

— à la vente et la location d'espaces publicitaires et de tous autres produits liés à la communication des annonceurs sur le ou les sites internet créés, exploités et développés par la société,

— l'achat, la vente l'exploitation pour son propre compte ou pour celui de tiers sous toutes les formes, courtage, représentation, etc. de tous droits, licences et concessions se rattachant à l'objet de la société ou à un objet similaire ou connexe.

Durée : 99 années à compter de l'immatriculation au R.C.S.

Gérance

Ancienne mention

Monsieur Grégoire HUGEL, demeurant à CHAMPOUX (25640) - Au Village.

Nouvelle mention

Monsieur Simon BONAN, demeurant à PARIS (75017) - 25, rue Galvani.

A l'issue du transfert, la société sera immatriculée au Registre du commerce et des sociétés de PARIS.

Pour avis.

036074 - Petites-Affiches

MONVOISIN ASSURANCES

Société anonyme
au capital de 2.193.965,64 €
Siège social :
10-14, rue de Londres
75009 PARIS
542 062 542 R.C.S. Paris

I - L'assemblée générale mixte du 27 juin 2005 a décidé à l'unanimité de :

— renouveler le mandat de Monsieur Sylvain MORTERA, administrateur, pour une durée de six ans, son mandat prendra fin à l'issue de l'assemblée appelée à statuer en 2011 sur les comptes de l'exercice 2010 ;

— dans le cadre des dispositions de l'article L. 225-248 du code de commerce, de ne pas procéder à la dissolution anticipée de la société bien que les capitaux propres soient inférieurs à la moitié du capital social.

La modification sera faite au Registre du Commerce et des Sociétés de Paris.

Le conseil d'administration.

Exhibit 17.

Notice of December 14, 2005 in a Legal Newspaper regarding the Board's decision acknowledging the subscription of shares pursuant to the exercise of stock options.

Conseil du 7 décembre 2005 - Stock options levées entre le 01.07.05 et le 30.09.05

050275 - Petites-Affiches

METABOLI

Société anonyme à directoire
et conseil de surveillance
au capital de 101.257 €
Siège social :
25, rue de Madrid
75008 PARIS
438 915 415 R.C.S. Paris

Suivant procès-verbal du 14 novembre 05, l'Assemblée Générale à caractère ixte des Actionnaires :

— décide d'augmenter le capital social un montant nominal de 77.640 Euros ar l'émission de 77.640 actions de préférence de catégorie C d'une valeur ominale de 1 Euro chacune. Par conséquent, le capital social est porté à 78.897 Euros.

L'article 6 est modifié en conséquence.

— prend acte de la démission de :

- la société NICOMINVEST (anciennement dénommée NICOM),

- Monsieur Roland TRICOT,

- La société Trio MD Conseil,

de leur mandat respectif de membre u Conseil de Surveillance avec effet à e jour.

— nomme en qualité de Membres du Conseil de Surveillance :

- Monsieur Jérôme LASSAQUE, emeurant 40, Rue Anna-Jacquin - 92100 OULOGNE,

- La société INNOVACOM GESTION AS, dont le siège social est 23, Rue oyale - 75008 PARIS, identifiée au .C.S. de Paris sous le numéro 30 087 429, représentée par Monsieur rédéric HUMBERT, demeurant 63 Bis, ue Victor-Hugo - 92270 BOIS-COLOMBES,

- La société ALVEN CAPITAL GESTION A, dont le siège social est 97, Rue éaumur - 75002 PARIS, identifiée au .C.S. de Paris sous le numéro 42 935 532, représentée par Monsieur icolas CELIER, demeurant 8, Rue Bol-y-d'Avricourt - 75017 PARIS.

Mentions seront faites au R.C.S. de Paris.

314073 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.051.105.424 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 7 décembre 2005 a constaté qu'entre le 1er juillet 2005 et le 30 septembre 2005, 12.800 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.051.105.424 euros à 1.051.207.824 euros divisé en 131.400.978 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.051.105.424 euros et divisé en 131.388.178 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.051.207.824 euros et divisé en 131.400.978 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

050498 - Petites-Affiches

NATEXIS INVESTISSEMENT

Société anonyme
au capital de 136.793.748 €
Siège social :
5-7, rue de Monttessuy
75007 PARIS
307 103 804 R.C.S. Paris

Ancien mode d'administration : Directoire et Conseil de Surveillance.

Nouveau mode d'administration et de direction : Conseil d'Administration.

Aux termes d'un procès-verbal d'assemblée générale mixte du 28 novembre 2005, les actionnaires ont décidé de modifier le mode d'administration et de direction de la société et d'adopter la formule à Conseil d'Administration.

Les actionnaires ont décidé de nommer en qualité d'administrateurs pour une durée de six années :

— NATEXIS PRIVATE EQUITY, société anonyme au capital de 438.456.130 €, dont le siège social est 5-7, rue de Monttessuy, 75007 PARIS, immatriculée sous le n° 301 292 959 R.C.S. PARIS, représentée par M. Pierre HERVE, 12, Sente du Clos-Anet, 92310 SEVRES,

— M. Jean DUHAU, 5-7, rue de Monttessuy, 75007 PARIS,

— Mme Caroline JOUBIN, 8, rue Bertie-Albrecht, 75008 PARIS.

Aux termes d'un procès-verbal de la première réunion du 28 novembre 2005, le conseil d'administration a décidé :

— de nommer en qualité de Président-Directeur Général M. Jean DUHAU.

Les statuts de la société seront modifiés en conséquence.

Le dépôt légal sera effectué au R.C.S. de PARIS.

314052 - Le Quotidien Juridique

CATALI

Société civile
au capital de 1.000 €
Siège social :
79 bis, rue Marcel-Dassault
92100 BOULOGNE-BILLANCOURT
433 821 816 R.C.S. Nanterre

L'assemblée générale extraordinaire en date du 28 Novembre 2005 a décidé de transférer le siège social au **32, Avenue CARNOT, 75017 PARIS**, à compter du même jour.

L'article 5 des statuts a été modifié en conséquence.

Comme conséquence de ce transfert, la société fera l'objet d'une immatriculation au Registre du Commerce et des Sociétés de PARIS désormais compétent à son égard.

Conformément aux dispositions de l'article 26 du décret du 3 juillet 1978, il est précisé que la société a pour objet : l'acquisition, l'administration et la gestion par location ou autrement de tous immeubles et biens immobiliers l'obtention de toute ouverture de crédit ou prêt, avec ou sans garantie hypothécaire, en vue de réaliser l'objet social et de permettre à la société d'acquitter toute somme dont elle pourrait être débiteur à quelque titre que ce soit, la prise de participation dans toutes sociétés civiles ou commerciales.

Sa durée est de 99 années ; elle prendra fin le 8 Décembre 2099.

Il a également été décidé de nommer en qualité de gérante Madame Catherine SIMONI, demeurant 32, avenue Carnot, 75017 PARIS, en remplacement de la société SC BRUNOIS, démissionnaire.

Pour avis : LA GERANTE.

413284 - La Loi

ADDITIF à l'insertion parue dans La Loi à la date du 26 octobre 2005, concernant la société **BATIMENT 2000**, il **convient de lire, extension objet social : Grossiste en peinture.**

314065 - Le Quotidien Juridique

VERNET

Société anonyme
à conseil administration
au capital de 11.433.676,30 €
Siège social :
24, avenue Hoche
75008 PARIS
348 057 878 R.C.S. Paris

Suivant délibération de l'assemblée générale ordinaire du 29 novembre 2005, il a été décidé de nommer Madame Marie-Antoinette DAIN, demeurant 6, avenue des Ternes - 75017 Paris, en qualité d'administrateur, en remplacement de Madame Andrée de CHADAREVIAN, démissionnaire, et Monsieur Christopher EDDIS, demeurant 102, Portland - Holland Park - LONDRES (Angleterre), en qualité d'administrateur en remplacement de Monsieur Osmane AÏDI, démissionnaire.

Par décision du Conseil d'administration en date du 29 novembre 2005, Madame Marie-Antoinette DAIN a été nommée Président-Directeur Général, en remplacement de Monsieur Osmane AÏDI, démissionnaire.

Il n'a pas été nommé de Directeur Général Délégué, en remplacement de Madame Andrée de CHADAREVIAN, démissionnaire.

Par décision en date du 29 novembre 2005, Monsieur Nirmal CHANDIRAMANI, demeurant 193 bis, chaussée Jules-César - 95250 BEAUCHAMP, a été nommé représentant permanent de la société Royal Monceau, en remplacement de Madame Ghada NAJMA.

Le dépôt légal sera effectué au greffe du tribunal de commerce de Paris.

Pour avis, le représentant légal.

413273 - La Loi

SOCIETE FRANÇAISE D'EQUIPEMENT HOSPITALIER

S.F.E.H.

Société anonyme
au capital de 2.000.000 €
Siège social :
3, avenue du Président-Wilson
75016 PARIS
332 162 213 R.C.S. Paris

D'un procès-verbal de l'assemblée générale ordinaire du 1er août 2005, il résulte que :

— la société TEC AUDIT, 390 406 692 R.C.S. Paris, représentée par Monsieur SAMY HADDAD, domicilié à PARIS (75002), 36, rue Etienne-Marcel, a été nommée en qualité de commissaire aux comptes titulaire, en remplacement de la société ERNST & YOUNG Audit, représentée par Monsieur FRANÇOIS CARREGA, démissionnaire, anciennement STE CASTE, JACQUET, & ASSOCIES,

— et : Monsieur LUCIEN HADDAD, domicilié à PARIS (75011), 16, avenue de la République, a été nommé en qualité de commissaire aux comptes suppléant, en remplacement de la société TEC AUDIT, démissionnaire.

Dépôt légal au greffe du tribunal de commerce de PARIS.

Pour avis, le représentant légal.

050489 - Petites-Affiches

DELIGAN SARL

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
45, rue Poncelet
75017 PARIS
453 375 941 R.C.S. Paris

L'AGE du 5 décembre 2005, statuant en application de l'article L. 223-42 du code du commerce, a décidé qu'il n'y avait pas lieu à dissolution de la Société.

050394 - Petites-Affiches

COMPAGNIE EUROPEENNE DE MENUISERIES

C.E.M.

Société par actions simplifiée
au capital de 150.000 €
Siège social :
17, rue de Madrid
75008 PARIS
478 564 222 R.C.S. Paris

Suivant procès-verbal de l'Assemblée Générale Extraordinaire du 23.11.2005, il a été décidé :

— de modifier article 2 - Objet social, la société a pour objet, en France et à l'étranger : la construction de maisons individuelles, l'activité de marchand de biens, la vente en état de futur achèvement, l'achat et la vente de terrains et aménagement.

Le reste de l'article reste inchangé.

— d'adopter comme nouvelle dénomination sociale, à compter de ce jour :

CLES EN MAINS

C.E.M.

Les articles 2 et 3 des statuts ont été modifiés en conséquence.

Mention en sera faite au R.C.S. de PARIS.

Pour Avis.

409724 - La Loi

MULLER & CIE

Société en nom collectif
au capital de 7.622,45 €
Siège social :
19, rue de la Chapelle
75018 PARIS
325 283 133 R.C.S. Paris

I - L'AGE du 20/09/2001 a décidé la dissolution anticipée de la société et sa mise en liquidation amiable à compter du 1er novembre 1999.

Monsieur Philippe LEBLAY, demeurant 57, rue de Lecat, 76000 ROUEN, a été nommé liquidateur.

L'adresse de liquidation pour la correspondance est fixée chez le liquidateur, Maître LEBLAY.

II - L'AGE du 20/07/2005 a décidé de nommer Madame Maria Blanca MONTEQUIN, demeurant Diffe-Dixme, 33750 BARON, en qualité de liquidateur en remplacement de Monsieur Philippe LEBLAY.

En conséquence, l'adresse de liquidation pour la correspondance est fixée au Cabinet SODEST, 9, rue Baudoin, 75013 PARIS.

L'inscription modificative sera portée au R.C.S. de PARIS.

413303 - La Loi

PROGINOV CONSEIL

Société à responsabilité limitée
au capital de 15.250.000 €
Siège social :
Tour Maine-Montparnasse
33, avenue du Maine
75755 PARIS CEDEX 15
414 880 344 R.C.S. Paris

Par Assemblée Générale Extraordinaire en date du 2 décembre 2005, la collectivité des associés de la société susvisée a décidé de transférer le siège social et de modifier corrélativement l'article 5 des statuts.

A compter du 1er janvier 2006, le siège social qui était : Tour Maine-Montparnasse, 33, avenue du Maine, 75755 PARIS CEDEX 15,

Est désormais : **87, boulevard du Montparnasse - 75006 PARIS.**

En conséquence, la société reste immatriculée au R.C.S. de PARIS.

Pour avis,
La Gérance.

Exhibit 18.

Notice of March 2, 2006 in a Legal Newspaper regarding the Board's decision acknowledging the subscription of new shares pursuant to the exercise of stock options.

... du 22 février 2006 - Stock options levées entre le 1er octobre 2005 et le 31 décembre 2005

007909 - Petites-Affiches

NVEST HOTELS ANGERS ONTPELLIER VILLENEUVE RENNES

Société en nom collectif
au capital de 15.244,90 €
Siège social :
2, rue Lord-Byron
75008 PARIS
383 703 055 R.C.S. Paris

x termes du procès-verbal du 6 r 2006, les associés ont décidé de re le capital d'une somme de 0172 €, par affectation au " report uveau " et par diminution de la r nominale des parts passant ainsi à Les articles 6 et 7 des statuts ont odifiés en conséquence : le capital e 15.000 €, divisé en 1.000 parts es de 15 € chacune.

x termes des cessions de parts enues le 29 décembre 2005 au sein société :

MOKA HOLDING, SARL capital ,45 €, siège 2, Square Claude-ssy, 75017 Paris, R.C.S. 33 381, a cédé ses 21 parts sociales ROIS A, SARL capital 7622,45 €, 2, Square Claude-Debussy, 75017 R.C.S. 409 896 339,

BARA, SARL capital 7.622,45 €, 2, rue Lord-Byron, 75008 Paris, . 383 886 231, détentrice de 16 sociales a cédé :

parts à L. CHAAF, SARL capital 0 €, siège 1, rue du Châtelet, 08000 eville-Mézières, R.C.S. Charleville-res 383 049 079 (associée).

parts à ARMEL, SARL capital ,45 €, siège 2, rue Lord-Byron, 3 Paris, R.C.S. 381 565 902 (asso-

parts à JEANNIC PATRIMONIAL, capital 126.960 €, siège 2, rue Byron, 75008 Paris, R.C.S. 69 351 (associée).

BOSCO, SARL capital 7.622,45 €, 2, rue Lord-Byron, 75008 Paris, . 352 894 125 a cédé sa part à NIC PATRIMONIAL,

GUILLAUME, SARL capital ,45 €, siège 2, rue Lord-Byron, 3 Paris, R.C.S. 383 898 913, déten-de 39 parts sociales a cédé aux dont le siège est 2, rue Lord-n, 75008 Paris, suivantes :

parts à BOODVANI (anciennement mmée CHABELLARD) capital ,45 €, R.C.S. 383 870 516,

parts à MAUVOISIN, capital 00 €, R.C.S. 389 637 026,

parts à DE BOISSY, capital 0 €, R.C.S. 389 497 546,

parts à EUROGESTOR, capital 00 €, R.C.S. 388 740 151,

parts à VERLAMB, capital 40 €, R.C.S. 389 405 192 (asso-

parts à GUIFIN, capital 167.520 €, S. 379 480 023,

parts à KERSA, capital 107.010 €, S. 380 168 732,

parts à DV PATRIMOINE, capital 520 €, R.C.S. 389 524 133,

parts à S.P.I.H. capital 40.000 €, Chemin des Quatre-Chênes, 79140 ay, R.C.S. Bressuire 485 001 481.

MEDERIC, SARL capital 7.622,45 €, 45, rue Médéric, 92110 Clichy, S. Nanterre 383 865 292, détentrice 0 parts sociales a cédé aux SARL le siège est 2, rue Lord-Byron, 8 Paris, suivantes :

parts à EURL WIART, capital 50 €, R.C.S. 389 305 251 (associée).

parts à AMIEL, capital 27.450 €, S. 383 804 549 (associée),

parts à AUGUSTIN, capital 00 €, siège 5, rue des Elus, 51100 ns, R.C.S. Reims 383 794 658 (asso-).

n conséquence, les sociétés BARA, LLAUME, MEDERIC, MOKA HOL-G et BOSCO ne sont plus associées nom de la société et les sociétés BOODVONI, MAUVOISIN, DE BOISSY, EUROGESTOR, S.P.I.H. GUIFIN, KERSA, DV PATRIMOINE, TROIS A deviennent associées en nom de la société. L'article 7 des statuts a été modifié en conséquence.

Mention en sera portée au R.C.S. de PARIS.

008331 - Petites-Affiches

PHILME

Société civile patrimoniale
au capital variable de 1.524.490,17 €
Siège social :
5, villa Laugier
75017 PARIS
414 048 876 R.C.S. Paris

Suivant délibération de l'assemblée générale extraordinaire en date du 4 janvier 2006, il a été décidé, à compter du 1er janvier 2006 :

— de réduire le capital social de 53.302,34 euros (capital social effectif) à 5.600 euros, à la suite de pertes, par voie de réduction de la valeur nominale et du nombre des parts, sous condition de la réalisation définitive de l'augmentation de capital décidée ci-après ;

— et d'augmenter le capital de 5.600 euros pour le porter à 11.200 euros fixé par l'émission de 560 parts nouvelles à libérer en numéraire.

L'assemblée a constaté la souscription et la libération des parts ainsi que le dépôt des fonds. En conséquence, elle a apporté les modifications statutaires rendues nécessaires par la double opération.

Ancienne mention

Capital social : 1.524.490,17 euros.

Nouvelle mention

Capital social : 11.200 euros.

Les articles 6 et 7 des statuts ont été modifiés en conséquence.

Il a été décidé, à compter du 1er décembre 2005, la nomination de Monsieur Philippe GAZAGNE, demeurant à SAINT-LEGIER - LA CHIESAZ 1806 (SUISSE), 10, Chemin de Chenalettaz, à la gérance de la société.

Le dépôt légal sera effectué au greffe du Tribunal de Commerce de PARIS.

Pour avis, Le Gérant.

008267 - Petites-Affiches

ABILEO

Société anonyme
au capital de 60.000 €
Siège social :
171-173, rue Saint-Martin
75003 PARIS
449 818 772 R.C.S. Paris

Aux termes d'une délibération en date du 2 novembre 2005, le Conseil d'Administration a décidé que Monsieur Thibault VIORT, demeurant 10, rue Mabillon, 75006 PARIS, Président du Conseil d'administration, n'assume plus la Direction générale de la société à compter du 1er Janvier 2006.

Aux termes de cette même délibération, Madame Valérie GENEYTON, demeurant 32, rue d'Annam, 75020 PARIS, a été nommée Directrice Générale à compter du 1er Janvier 2006.

Aux termes du procès-verbal du Conseil d'administration du 15 février 2006, il résulte que :

Le siège social a été transféré du 75, avenue Parmentier, 75011 PARIS au **171-173, rue Saint-Martin, 75003 PARIS**. L'article 4 des statuts a été modifié en conséquence.

Ancienne mention

Siège social : 75, avenue Parmentier, 75011 PARIS.

Nouvelle mention

Siège social : 171-173, rue Saint-Martin, 75003 PARIS.

Mention sera faite au R.C.S. de PARIS.

008197 - Petites-Affiches

LALOLALO

Société en nom collectif
au capital de 1.000 €
Siège social :
16, rue Christophe-Colomb
75008 PARIS
483 465 084 R.C.S. Paris

Suite aux cessions de parts consenties par Jean-Marc ETCHEBARNE et l'EURL PRESLES, l'article 7 des statuts a été modifié par AGE du 14/10/05.

Associés en nom :

Ancienne mention

— J.-M. ETCHEBARNE, 53 bis, rue de la Madeleine - 95290 L'ISLE-ADAM,

— PRESLES EURL au capital de 7.622,45 €, B 404 141 129 R.C.S. Paris, 58, avenue de Wagram, PARIS (17ème) - représentée par M. ETCHEBARNE.

Nouvelle mention

— Christian GUILLOT, 24, rue François-Mitterand - 63670 LA ROCHE-BLANCHE,

— Pascal GUILLOT, 2 bis, rue de la Croix-Notre-Dame - 63170 PERIGNAT-LES-SARLIEVE,

— Thierry GUILLOT, 5, rue Abel - 75012 PARIS,

— Raymond GODEFROY, 95, avenue du Maine - 75014 PARIS,

— Emmanuel BOUAZIZ, 31, rue Marius - 92300 LEVALLOIS-PERRET,

— Jean-Louis SERVENT, 7, rue Cart - 94160 ST-MANDE.

Pour avis.

302824 - Le Quotidien Juridique

SCI MAGIC MOUNTAIN

Société civile immobilière
au capital de 2.286,74 €
Siège social :
29, boulevard Gallieni
92130 ISSY-LES-MOULINEAUX
337 755 086 R.C.S. Nanterre

L'assemblée générale extraordinaire en date du 23 Janvier 2006 a décidé :

— de nommer en qualité de gérant Monsieur Thierry PILLET, demeurant 1, rue François-Joseph-Bouille, 92260 FONTENAY-AUX-ROSES, en remplacement de Monsieur François PILLET, démissionnaire au 22 Janvier 2006,

— de transférer le siège social au **47-49, rue du Père-Corentin, 75014 PARIS**.

L'article 4 des statuts a été modifié en conséquence.

Comme conséquence de ce transfert, la société fera l'objet d'une immatriculation au Registre du Commerce et des Sociétés de PARIS désormais compétent à son égard.

Conformément aux dispositions de l'article 289 du décret du 23 mars 1967, il est précisé que la société a pour objet : l'acquisition, l'exploitation par bail, location verbale ou autrement, la mise en valeur de tous terrains et de toute propriété bâtie ou non bâtie...

Sa durée est de 99 années ; elle prendra fin le 31 Mai 2085.

Pour avis : LA GERANCE.

403320 - La Loi

ADDITIF à l'insertion parue dans le journal **La Loi** du 13/02/06, concernant **SECURI-TAUX, il a été omis d'indiquer que :**

— le Conseil d'Administration du 18/11/2005 a pris acte du souhait de M. Jean Gérard ENEMAN de ne pas être renouvelé dans ses fonctions d'administrateur,

— l'AGO du 30/01/2006 a nommé en qualité d'administrateur Mme Michèle Lacroix,

— que la nomination de Mme Michèle Lacroix en qualité de Président-Directeur Général est faite en remplacement de M. Jean Gérard ENEMAN.

302753 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.051.207.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 22 février 2006 a constaté qu'entre le 1er octobre 2005 et le 31 décembre 2005, 181.000 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.051.207.824 euros à 1.052.655.824 euros divisé en 131.581.978 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.051.207.824 euros et divisé en 131.400.978 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.052.655.824 euros et divisé en 131.581.978 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

008360 - Petites-Affiches

ELECTRICITE ET EAUX DE MADAGASCAR

Société anonyme
au capital de 51.712.000 €
Siège social :
153, boulevard Haussmann
75008 PARIS
602 036 782 R.C.S. Paris

Le Conseil d'Administration d'Electricité et Eaux de Madagascar (EEM) dans sa séance du 22 février 2006 :

— a décidé, dûment autorisé pour ce faire par l'AGM du 24 juin 2004 dans sa 10ème résolution, d'annuler 170.025 actions rachetées dans le cadre du programme de rachat autorisé par l'AGM du 16 juin 2005 dans sa 12ème résolution.

Le nombre d'actions constituant le capital de la société passe de 3.402.025 à 3.232.000.

Le capital est donc réduit de 2.720.400 euros, passant de 54.432.400 euros à 51.712.000 euros.

— a modifié en conséquence l'article 6 " Capital social " des statuts ;

— a pris acte de la démission de la société ALTER FINANCE, Administrateur, à l'issue du Conseil d'Administration du 22 février 2006.

Pour avis.

403305 - La Loi

COMERCIA

Société à responsabilité limitée
au capital de 38.112,25 €
Siège social :
10-12, rue Lyautey
75016 PARIS
348 772 047 R.C.S. Paris

Le 15.12.05, l'Associé unique a nommé :

Monsieur Stéphane Le GAL, né le 20 septembre 1970 à PARIS (75020), de nationalité française et demeurant 68, rue Vasco-de-Gama, 75015 PARIS, en qualité de Gérant non-associé et pour une durée indéterminée, en remplacement de Monsieur Sami ANBOUBA, demeurant 8, avenue de Verdun, 92200 SCEAUX.

La Gérance.

Exhibit 19.

Notice of May 31, 2006 in a Legal Newspaper regarding the Board's decision acknowledging the subscription of new shares pursuant to the exercise of stock options.

407640 - La Loi

KLE 67

Société anonyme
au capital de 40.000 €
Siège social :
41, avenue de l'Opéra
75002 PARIS
429 931 330 R.C.S. Paris

1. Le conseil d'administration du 28 uin 2002 a décidé de coopter aux fonctions d'administrateur, à compter du même jour :

— Monsieur Philippe Leduc, demeurant 108, rue de Rennes - 75006 Paris, en remplacement de Monsieur Thierry Pinson, démissionnaire ;

— Madame Valérie Faglin, demeurant 37, rue des Longs-Prés - 92100 Boulogne-Billancourt, en remplacement de la Société Générale Commerciale et Financière, démissionnaire ;

— La société COPEF, ayant son siège social 114, avenue Charles-de-Gaulle - 92200 Neuilly-sur-Seine, en remplacement de la Compagnie Auxiliaire d'Entreprises et de Chemin de Fer, démissionnaire ;

— Pris acte de la démission de la société Paribas Participations de ses fonctions d'administrateur. Il n'a pas été procédé à son remplacement.

2. Le conseil d'administration du même jour a pris acte de la démission de Monsieur Thierry Pinson de ses fonctions de Président du conseil d'administration, et a décidé de nommer en remplacement Monsieur Philippe Leduc.

3. L'assemblée générale du 9 novembre 2005 a décidé de nommer Monsieur Hadrien Leduc, demeurant 108, rue de Rennes - 75006 Paris, aux fonctions d'administrateur, en remplacement de la société COPEF, démissionnaire, avec effet à compter du 5 octobre 2005.

4. Lors de sa réunion en date du 17 février 2006, le conseil d'administration a décidé :

— que la direction générale de la Société sera assumée sous sa responsabilité par le Président du conseil d'administration qui cumulera en conséquence les fonctions de Président du conseil d'administration et de Directeur Général et portera le titre de Président-Directeur Général.

— de nommer aux fonctions de Président-Directeur Général, Monsieur Philippe Leduc.

305984 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.052.655.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 10 mai 2006 a constaté qu'entre le 1er janvier 2006 et le 31 mars 2006, 68.250 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.052.655.824 euros à 1.053.201.824 euros divisé en 131.650.228 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.052.655.824 euros et divisé en 131.581.978 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.053.201.824 euros et divisé en 131.650.228 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

306041 - Le Quotidien Juridique

S.E.L.A.R.L. D'AVOCATS
BULLE - PITTET
5, rue Charles-Krug
25000 BESANÇON

MAX BIJOUX

Société par actions simplifiée
au capital de 90.000 €
Siège social :
44, rue Pastourelle
75003 PARIS
443 245 857 R.C.S. Paris

Lors de l'Assemblée Générale Ordinaire réunie Extraordinairement le 27 février 2006, il a été :

— constaté la démission du Commissaire aux Comptes titulaire en date du 14 octobre 2005, le Commissaire aux Comptes suppléant accède auxdites fonctions,

— décidé de nommer un nouveau Commissaire aux Comptes titulaire en remplacement du Commissaire aux Comptes nouvellement titulaire et démissionnaire,

— décidé de renommer le Commissaire aux Comptes suppléant.

Commissaires aux comptes :

Ancienne mention

A²A SECAFI AUDIT, Société anonyme de 300.120 €, dont le siège social est à MONTBELIARD (39000) - 4 b et 15, avenue Chabaud-Latour, identifiée sous le numéro 352 672 232 R.C.S. MONTBELIARD, Titulaire,

CABINET PRETRE, Société à responsabilité limitée de 125.000 €, dont le siège social à MORTEAU (25500) - 43, rue Neuve, identifiée sous le numéro 347 773 699 R.C.S. BESANÇON, Suppléant.

Nouvelle mention

GRANT THORNTON, Société anonyme de 2.242.032 €, dont le siège social est à PARIS (75017) - 100, rue de Courcelles, identifiée sous le numéro 632 013 843 R.C.S. PARIS, Titulaire,

CABINET PRETRE, Société à responsabilité limitée de 125.000 €, dont le siège social est à MORTEAU (25500) - 43, rue Neuve, identifiée sous le numéro 347 773 699 R.C.S. BESANÇON, Suppléant.

019205 - Petites-Affiches

SCI DU 95 AVENUE ALBERT PREMIER

Société civile
au capital de 1.525 €
Siège social :
95, avenue Albert-Premier
92500 RUEIL-MALMAISON
424 670 685 R.C.S. Nanterre

Suivant procès-verbal en date du 20 février 2006, l'Assemblée Générale Mixte a décidé de :

— nommer en qualité de Gérant Monsieur Jean-Pierre RANDE, demeurant 8, rue du Conseil-de-l'Europe, 91300 MASSY, en remplacement de Monsieur Rémy LE BOULAIRE, démissionnaire ;

— transférer le siège social au **96, avenue d'Iéna, 75116 PARIS**, à compter de ce jour.

Objet : La société a pour objet : l'acquisition, la propriété, la gestion, la location, la mise en valeur, par quelque moyen que ce soit, de tout patrimoine immobilier, de toute nature et en particulier un immeuble situé à RUEIL-MALMAISON (Hauts-de-Seine), 95, avenue Albert-Premier ; que ce soit au moyen de fonds propres ou au moyen de capitaux empruntés ; etc...

Durée : 99 ans.

L'article 4 des statuts a été modifié en conséquence.

La société sera radiée du R.C.S. de NANTERRE et immatriculée au R.C.S. de PARIS.

018876 - Petites-Affiches

SNC IMMOBILIERE BAUCHART

Société en nom collectif
au capital de 5.208.000 €
Siège social :
15, rue Vernet
75008 PARIS
302 304 399 R.C.S. Paris

Suivant Procès-verbal de l'Assemblée Générale Ordinaire du 19.05.2006, il a été décidé de nommer en qualité de Gérant Monsieur Dominique PAULHAC, demeurant 48, Boulevard de la Tour-Maubourg à PARIS (75007), en remplacement de Monsieur Philippe HAUDEVILLE, démissionnaire.

Mention sera faite au R.C.S. de PARIS.

Pour Extrait.

407654 - La Loi

BUSINESS S.A.

Société anonyme
au capital de 149.349 €
Siège social :
40, rue du Cherche-Midi
75006 PARIS
313 195 422 R.C.S. Paris

L'assemblée du 22/05/06 a pris acte (i) de la démission de FIDUS-AUDIT, cocommissaire aux comptes titulaire et a nommé en remplacement M. Frank Bitbol, domicilié 21, place Jules-Ferry, 92120 Montrouge, et (ii) du départ à la retraite de M. Netzler, cocommissaire aux comptes suppléant et a nommé en remplacement M. Christophe Payen, domicilié 135, rue Danton, Immeuble D2, 92500 Rueil-Malmaison.

305998 - Le Quotidien Juridique

PROJECTILES

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
4, rue de Vaucouleurs
75011 PARIS
480 697 556 R.C.S. Paris

Aux termes du procès-verbal de l'Assemblée Générale Ordinaire en date du 30 mai 2006, il a été décidé de transférer le siège social de la société à **PARIS (75011) - 12, passage de Turquetil** ; en conséquence, l'article 4 des statuts a été modifié.

Le dépôt légal sera effectué au Greffe du tribunal de commerce de Paris.

019187 - Petites-Affiches

R. T. S.

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
5, rue du Général Foy
75008 PARIS
306 591 348 R.C.S. Paris

Aux termes d'une délibération en date du 09/05/2006, l'assemblée générale ordinaire des associés a pris note de la démission de ses fonctions de gérant de Monsieur Jean-François RENARD à effet immédiat et a nommé, en remplacement, à compter du même jour, Monsieur Vincent BAILLY, demeurant 7, rue Jules-Parent, 92500 RUEIL-MALMAISON, pour une durée indéterminée.

407637 - La Loi

SOCIETE GENERALE D'ALIMENTATION ROGER LECOEUR ET COMPAGNIE

Société à responsabilité limitée
au capital de 38.112,25 €
Siège social :
57, rue de Lévis
75017 PARIS
552 056 517 R.C.S. Paris

Suivant assemblée générale ordinaire en date du 30/12/05, il a été décidé de nommer en qualité de cogérant, M. ANTIEN Aymeric, demeurant 6, avenue Sainte-Claire - Hameau de la Jonchère - 92500 Rueil-Malmaison.

407659 - La Loi

SCI GIRARDUN

Société civile immobilière
au capital de 1.000 €
Siège social :
1, rue de la Condamine
75017 PARIS
Transféré au :
17, boulevard d'Athènes
13001 MARSEILLE
481 622 850 R.C.S. Paris

L'assemblée générale extraordinaire du 1er avril 2006 a décidé le transfert du siège social au **17, bd d'Athènes, 13001 MARSEILLE**, à compter du même jour et modifié en conséquence les statuts.

Pour avis.

407658 - La Loi

SODISYS SARL

Société à responsabilité limitée
au capital de 40.000 €
Siège social :
37, rue de la Grange-aux-Belles
75010 PARIS
326 184 595 R.C.S. Paris

Aux termes d'une délibération en date du 10 mai 2006, l'Assemblée Générale Extraordinaire a décidé de transférer le siège social du 37, rue de la Grange-aux-Belles, 75010 PARIS à **Les Bruyères, 01600 SAINTE-EUPHEMIE**, à compter du 1er juin 2006, et de modifier en conséquence l'article 4 des statuts.

La Gérance.

019214 - Petites-Affiches

HOTEL ROCHAMBEAU

Société anonyme
au capital de 62.100 €
Siège social :
4, rue La Boétie
75008 PARIS
572 061 208 R.C.S. Paris

Réunis en AGE le 29/10/04, les actionnaires ont décidé, conformément aux dispositions de l'article L. 225-248 du code de commerce, la poursuite de l'activité sociale bien que les capitaux propres soient devenus inférieurs à la moitié du capital social. Mention sera faite au R.C.S. de Paris.

Exhibit 20.

Notice of September 1, 2006 in a Legal Newspaper regarding the Board's decision acknowledging the subscription of new shares pursuant to the exercise of stock options.

032706 - Petites-Affiches

SCDM ENERGIE

Société par actions simplifiée
au capital de 7.000.000 €
Siège social :
1, avenue Eugène-Freyssinet
GUYANCOURT
..4 ST-QUENTIN-EN-YVELINES CEDEX
388 320 798 R.C.S. Versailles
Nouveau siège :
32, avenue Hoche
75008 PARIS

...r décision en date du 29 août 2006, ...océ Unique de la société a décidé ...ansférer le siège social de la société ...dresse suivante : **32, avenue Hoche, ...8 PARIS**, à compter du même jour.

ARTICLE 2 - **Objet**

... société a pour objet, directement ...ndirectement, en tous pays :

... l'étude et la réalisation de tous ...ts dans le domaine de l'énergie, de ...que nature que ce soit ;

... l'acquisition et la gestion de toutes ...rs mobilières cotées ou non ;

... la prise de participation ou d'inté... dans toutes sociétés et entreprises ...merciales, industrielles, financières, ...lières, françaises ou étrangères, par ... de création de sociétés nouvelles, ...port, de souscription, ou achat de ... ou droits sociaux, fusion, société ...articipation ou autrement ;

... et d'une manière générale, toutes ...ations financières, commerciales, ...trielles, mobilières et immobilières ...ant se rattacher directement ou ...ectement à l'objet.

ARTICLE 3 - **Dénomination**

... Société a pour dénomination :

" SCDM ENERGIE "

... conséquence, l'article 4 des statuts ...nodifié comme suit :

Ancienne mention

ARTICLE 4

... siège de la société est établi au 1, ...ue Eugène-Freyssinet - GUYAN...RT - 78064 ST-QUENTIN-EN-YVE...S.

... reste de l'article est inchangé).

Nouvelle mention

ARTICLE 4

... siège social est **32, avenue Hoche, ...8 PARIS.**

... reste de l'article est inchangé).

ARTICLE 5 - **Durée**

... durée de la société est fixée à ...re-vingt-dix-neuf ans à compter de ...te de son immatriculation au Regis... ...u commerce et des sociétés, sauf ...lution anticipée ou prorogation.

Pour avis.
Le Président.

413544 - La Loi

AUDIT CPA

Société à responsabilité limitée
au capital de 14.000 €
Siège social :
26, avenue Kléber
75116 PARIS
452 868 318 R.C.S. Paris

...**rant** : Antony Goichon, demeurant ... rue Henri-Regnault, 92380 GAR...S.

...x termes du procès-verbal en date ...28 août 2006, l'assemblée générale ...ordinaire a décidé de :

... transférer le siège social au **59, ...ue d'Iéna, 75116 PARIS**, à compter ...e jour.

... augmenter le capital de social de ...0 euros à 50.000 euros, par incor...tion de réserves.

...s statuts ont été modifiés en consé...nce.

...ntion en sera faite au greffe du ...unal de commerce de Paris.

032784 - Petites-Affiches

LOAN SOLUTIONS

Société par actions simplifiée
au capital de 380.000 €
Siège social :
9-11, rue Eugène-Enesco
94000 CRETEIL
353 179 443 R.C.S. Créteil

Par décisions du 30 juin 2006, l'associé unique a :

— nommé commissaires aux comptes :

- **Titulaire** : La SA PRICEWATERHOUSECOOPERS AUDIT, siège : 63, rue de Villiers, 92208 Neuilly-sur-Seine Cedex ; R.C.S. Nanterre B 672 006 483, en remplacement de la société DELOITTE TOUCHE TOHMATSU, démissionnaire ;

- **Suppléant** : M. Pierre COLL, domicilié 63, rue de Villiers, 92208 Neuilly-sur-Seine, en remplacement de la société BEAS (BUREAU D'ETUDES ADMINISTRATIVES SOCIALES ET COMPTABLES), démissionnaire ;

— transféré le siège social au **11, rue de Cambrai, 75019 PARIS**, à compter du 14 juillet 2006.

Objet : Fourniture de prestations de services informatiques de logiciels, conception, diffusion, vente de progiciels, vente de matériel informatiques, formation.

Durée : 99 ans, et modifié l'article 4 des statuts ;

— adopté la dénomination sociale :

SAGE LOAN

et modifié l'article 2 des statuts ;

— nommé Président M. Pascal HOUILLON, demeurant 30, avenue Bugeaud, 75016 Paris, qui était auparavant Directeur Général, en remplacement de M. Guy BERRUYER, démissionnaire.

La société sera radiée du R.C.S. de Créteil et immatriculée au R.C.S. de Paris.

032727 - Petites-Affiches

S.E.D.E.X. - Avocats
3, place Saint-Jacques
60200 COMPIEGNE

DEMEURES ZENITH

Société à responsabilité limitée
au capital de 238.308,30 €
Siège social :
30, avenue Henri-Besse
60290 CAUFFRY
341 638 245 R.C.S. Beauvais

L'Assemblée Générale Extraordinaire des associés du 1er Juillet 2006 a décidé de transférer le siège social de CAUFFRY (60290) - 30, Avenue Henri-Besse à **PARIS (75017) - 4, Rue du Général-Lanrezac** - à compter du 1er Juillet 2006. En conséquence, l'article 4 des statuts a été modifié.

La société a été constituée pour une durée de 99 ans à compter du 8 Juillet 1987.

Elle a pour objet :

— La vente et la construction directe ou indirecte de tous immeubles destinés ou non à l'habitation ; toutes opérations qui s'y rattachent,

— L'activité de marchand de biens,

— L'acquisition ou la prise sous licence de toute marque, know-how, franchise procédé et technique de fabrication,

— L'achat, la vente, l'échange, la commercialisation de terrains viabilisés ou à viabiliser et d'une manière générale toutes opérations entrant dans le champ d'application de la loi n° 72759 du 16 Juillet 1972 et ses décrets d'application.

Cette société, qui est immatriculée au R.C.S. de BEAUVAIS sous le numéro B 341 638 245, fera l'objet d'une nouvelle immatriculation au R.C.S. de PARIS désormais compétent à son égard.

Pour avis.
La Gérance.

413555 - La Loi

Kijiji SARL

Société à responsabilité limitée
au capital de 82.500 €
Siège social :
21, rue de la Banque
75002 PARIS
451 584 833 R.C.S. Paris

Suivant décision du 30 juin 2006, l'associé unique a décidé de modifier l'objet social, avec effet immédiat, et de modifier l'article 2 des statuts comme suit :

Ancienne mention

La société a pour objet :

— le commerce de tous produits, notamment par internet ;

— l'exploitation d'un site internet ;

— et plus généralement, toutes opérations civiles, commerciales, industrielles, financières, mobilières ou immobilières pouvant se rattacher, directement ou indirectement, à l'objet social ou susceptibles d'en favoriser la réalisation.

Nouvelle mention

La Société a pour objet, en France, la réalisation d'études de marché et de conseils en publicité, la mise en place d'activité promotionnelle et autres stratégies de pénétration de marché, au profit de Kijiji International Limited, et la fourniture d'opportunités de développement, de services d'assistance et de toute autre activité de nature administrative dont Kijiji International Limited pourrait faire la demande,

Et plus généralement, la participation directe à toutes activités ou opérations civiles, financières, commerciales, industrielles, immobilières, mobilières ou toutes autres opérations ou transactions, sous toutes ses formes, afin de disposer des installations et du personnel nécessaires et appropriés à l'accomplissement de son objet social.

Pour avis.

032542 - Petites-Affiches

THOTNET

Société par actions simplifiée
au capital de 38.120 €
Siège social :
33-35, rue de Chazelles
75017 PARIS
433 934 312 R.C.S. Paris

L'assemblée générale des actionnaires du 28 juillet 2006 décide :

— de nommer en qualité de Président, en remplacement de Monsieur Frédéric BARTOLI, démissionnaire, Monsieur Bruno LESOUEF demeurant 62, rue de Rome - 75008 PARIS,

— de nommer en qualité de Directeur général, Monsieur Frédéric BARTOLI demeurant 10, rue Raynouard - 75016 PARIS,

— de nommer en qualité de commissaires aux comptes titulaire, le Cabinet MAZARS et GUERARD - SA ayant son siège social Le Vinci - 4, Allée de l'Arche - 92075 LA DEFENSE CEDEX - immatriculé sous le n° 784 824 153 R.C.S. PARIS, en remplacement du Cabinet AUDIT PLUS, démissionnaire, et en qualité de commissaire aux comptes suppléant, Monsieur Frédéric ALLILAIRE domicilié Le Vinci - 4, Allée de l'Arche - 92075 LA DEFENSE CEDEX, en remplacement de Monsieur François MARTIN démissionnaire.

Modification sera faite au R.C.S. de PARIS.

Pour avis.

750073/030320 - Petites-Affiches

RECTIFICATIF à l'annonce parue dans les **Petites Affiches** du 4 août 2006 concernant la société **VALTE PATRIMOINE.**

Une erreur a été commise dans la têtière. **Il y a lieu de lire VALTE PATRIMOINE** et non VALTE PROMOTION.

413562 - La Loi

SCI AG2R PATRIMOINE

Société civile immobilière
au capital de 299.565,30 €
Siège social :
35, boulevard Brune
75014 PARIS
393 819 990 R.C.S. Paris

Aux termes d'un procès-verbal de l'Assemblée Générale Extraordinaire de la SCI AG2R PATRIMOINE en date du 29 juin 2006, il a été décidé d'accepter l'apport de nouveaux immeubles dans le capital de la société.

Ces apports ont eu pour conséquence :

— l'entrée dans le capital social d'un nouvel associé :

L'Institution Nationale de retraite des Salariés des Industries et des Commerces Agroalimentaires, " ISICA Retraite ", Institution de Retraite Complémentaire régie par les dispositions du Livre IX du Code de la Sécurité Sociale, dont le siège social est situé 26, rue de Montholon, 75009 Paris,

— de porter le capital de la société à la somme de 351.556,50 € et de modifier la répartition du capital entre les associés,

— de modifier les articles 6 et 7 des statuts de la société afin de tenir compte du nouveau montant du capital social et de sa nouvelle répartition.

L'ensemble de ces modifications prend effet au 1er janvier 2006.

Les statuts modifiés ont été déposés au greffe du Tribunal de Commerce de PARIS.

309712 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.053.201.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 26 juillet 2006 a constaté qu'entre le 1er avril 2006 et le 30 juin 2006, 103.268 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.053.201.824 euros à 1.054.027.968 euros divisé en 131.753.496 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.053.201.824 euros et divisé en 131.650.228 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.054.027.968 euros et divisé en 131.753.496 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

413525 - La Loi

BOUBYAN ONE

Société à responsabilité limitée
au capital de 1 €
Siège social :
9, avenue Hoche
75008 PARIS
487 612 483 R.C.S. Paris

Aux termes du PV des décisions de l'associé unique du 29/06/2006, il a été décidé la non-dissolution de la société bien que les capitaux propres soient devenus inférieurs à la moitié du capital social. Mention en sera faite au R.C.S. de PARIS.

Exhibit 21.

Notice of September 13, 2006 in a Legal Newspaper on the Board's decision to issue warrants in consideration of the Transiciel shares contributed during the second part of the take over bid by way of an exchange of securities.

310077 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.054.027.968 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

En vertu des pouvoirs qui lui ont été onférés par le Conseil d'Administration u 10 décembre 2003, et au vu, notamment :

— de la décision qu'il a prise le 18 écembre 2003 d'émettre, en rémunération des actions Transiciel apportées à la euxième branche de l'Offre publique lternative d'échange initiée par la ociété durant la période initiale de l'Ofe, 2.518.010 actions et 8.057.632 Bons 'Attribution d'Actions Cap Gemini,

— de la décision qu'il a prise le 10 vrier 2004 d'émettre, en rémunération es actions Transiciel apportées à la euxième branche de l'Offre durant la ériode de réouverture de l'Offre, 24.990 ctions et 79.968 Bons d'Attribution 'Actions Cap Gemini,

— du rapport du tiers-arbitre en date u 27 juin 2006 concluant que la fraction 'action Cap Gemini à attribuer à chaque on d'Attribution d'Actions Cap Gemini 'élève à 0,03875 action,

— de l'attestation en date du 4 août 006 établie par Caceis Corporate Trust ertifiant :

- que lui ont été présentés entre le 30 uin 2006 et le 4 août 2006 7.991.426 ons d'Attribution d'Actions Cap Gemini ont l'exercice donne droit à 309.642 ctions nouvelles Cap Gemini,

- et avoir reçu 64.132 Bons d'Attribuion d'Actions Cap Gemini formant rompus dont 64.130 ont été exercés à l'effet 'obtenir 2.485 actions Cap Gemini,

le Président du Conseil d'Administraion a, le 29 août 2006 :

— constaté l'émission de 312.127 ctions nouvelles Cap Gemini,

— constaté que le capital social est en onséquence augmenté de 2.497.016 uros du fait de l'émission de 312.127 ctions nouvelles et porté à la somme de .056.524.984 euros divisé en 32.065.623 actions de 8 euros de valeur ominale chacune,

— décidé de modifier en conséquence omme suit l'article 6 des statuts de la ociété : le capital social est fixé à .056.524.984 euros et divisé en 32.065.623 actions de 8 euros chacune ntièrement libérées et toutes de même atégorie.

Pour avis.

034048 - Petites-Affiches

CHIRON & CIE

Société en nom collectif
au capital de 10.671,43 €
Siège social :
157, rue de Charenton
75012 PARIS
316 643 097 R.C.S. Paris
(1955 B 3.252)

I - Aux termes d'un acte sous seing rivé en date à PARIS du 10 Novembre 003,

Monsieur et Madame Daniel BELLIER, demeurant à SAULX-LES-CHARTREUX 91160), rue Jean-Antoine-Léonardi, n° 21, ont cédé à Monsieur René CHIRON, demeurant à PARIS (75012), rue de Charenton, n° 157, les trente-cinq (35) parts sociales de la Société " CHIRON & Cie ".

II - Aux termes du procès-verbal des décisions de l'associé unique du 10 Novembre 2006, il a été décidé de modiier l'article " 7 " des statuts suite à la cession de parts intervenue.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

Pour extrait.

033527 - Petites-Affiches

OSIRIS

Société anonyme
au capital de 38.112,25 €
Siège social :
35, rue de Chazelles
75017 PARIS
328 349 519 R.C.S. Paris

L'assemblée générale ordinaire du 26 mars 1996 prend acte de la démission de Monsieur François GOLDET de ses fonctions de commissaire aux comptes titulaire remplacé par la société AUDIT PLUS - SARL ayant son siège social 64, rue Marcel-Miquel - 92130 ISSY-LES-MOULINEAUX, immatriculée sous le N° 397 754 748 R.C.S. NANTERRE, dont le commissaire aux comptes suppléant est Monsieur François MARTIN, 76, rue de Monceau - 75008 PARIS.

L'assemblée générale ordinaire du 28 juillet 2006 :

— prend acte des démissions de Madame Michèle BARTOLI, Monsieur Georges BARTOLI et Monsieur Frédéric BARTOLI de leur mandat d'administrateur et décide de nommer en qualité de nouveaux administrateurs :

- Monsieur Bruno LESOUEF demeurant 62, rue de Rome - 75008 PARIS,

- Madame Claire LEOST demeurant 2, Boulevard Raspail - 75007 PARIS,

- La société HACHETTE FILIPACCHI PRESSE - SA ayant son siège social 149, rue Anatole-France - 92534 LEVALLOIS-PERRET CEDEX - immatriculée sous le N° 582 101 424 R.C.S. NANTERRE, représentée par Madame Maria-José LEFEBVRE, demeurant 74, Résidence-Elysée II - 78170 LA CELLE-SAINT-CLOUD.

— prend acte de la démission du Cabinet AUDIT PLUS, commissaire aux comptes titulaire et de Monsieur François MARTIN, commissaire aux comptes suppléant et décide de nommer en leur remplacement respectivement :

Titulaire : le cabinet MAZARS et GUERARD - SA ayant son siège social Le Vinci - 4, Allée de l'Arche - 92075 LA DEFENSE CEDEX, immatriculée sous le N° 784 824 153 R.C.S. NANTERRE.

Suppléant : Monsieur Frédéric ALLILAIRE - Le Vinci - Allée de l'Arche - 92075 LA DEFENSE CEDEX.

Le conseil d'administration du 28 juillet 2006 décide de désigner Monsieur Bruno LESOUEF en qualité de Président-Directeur général en remplacement de Madame BARTOLI Michèle.

Modification sera faite au R.C.S. de PARIS.

Pour avis.

414140 - La Loi

REPORT'AIR

Société anonyme
au capital de 40.000 €
Siège social :
37, rue des Mathurins
75008 PARIS
394 116 685 R.C.S. Paris

1. Aux termes du procès-verbal des délibérations de l'Assemblée Générale Mixte réunie le 30 juin 2006, les actionnaires ont décidé de mettre les articles 14 à 18 des statuts en conformité avec les dispositions de l'article L. 225-51-1 du Code de Commerce.

2. Aux termes du procès-verbal en date du 30 juin 2006, le conseil d'administration, conformément à l'Article L. 225-51-1 du Code de Commerce, a opté pour le cumul des fonctions de président du conseil d'administration et de direction générale, renouvelé Monsieur Guillaume de COYE DE CASTELET dans ses fonctions de président du conseil d'administration, et décidé de lui confier la direction générale.

Mention en sera faite au R.C.S. tenu par le Greffe du Tribunal de Commerce de Paris.

Pour avis.
Le Président-Directeur Général.

034172 - Petites-Affiches

BNP PARIBAS VOSTOK HOLDINGS

Société par actions simplifiée
au capital de 80.000.000 €
Siège social :
1, boulevard Haussmann
75009 PARIS
410 291 033 R.C.S. Paris

Par décision du 8 septembre 2006, l'associé unique a nommé Président, à compter de ce jour, M. Laurent DUPUCH, demeurant 18, rue Tiphaine, 75015 Paris, en remplacement de Mme Stéphanie HUPPE, démissionnaire. Mention sera faite au R.C.S. de Paris.

034134 - Petites-Affiches

25 ALSACE

Société civile immobilière
au capital de 2.000 €
Siège social :
25, rue d'Alsace
75010 PARIS
490 850 815 R.C.S. Paris

Les associés ont décidé en assemblée le 06/09/2006 et à effet de la même date de modifier la dénomination sociale qui devient :

LACASE 25

Les statuts ont été modifiés en conséquence.

034151 - Petites-Affiches

25 ALSACE

Société civile immobilière
au capital de 2.000 €
Siège social :
25, rue d'Alsace
75010 PARIS
490 850 815 R.C.S. Paris

Les associés ont décidé en assemblée le 06/09/2006 et à effet de la même date de modifier la dénomination sociale qui devient :

LACASE 25

Les statuts ont été modifiés en conséquence.

414118 - La Loi

MAPLE

Société anonyme
au capital de 45.734,71 €
Siège social :
5, rue Boudreau
75009 PARIS
418 538 179 R.C.S. Paris

Par délibération en date du 30 juin 2006, l'assemblée générale extraordinaire a décidé de poursuivre l'activité de la société et ne pas prononcer sa dissolution en application de l'article L. 225-248 du Code de Commerce.

Le Conseil d'Administration.

034059 - Petites-Affiches

TURTTLE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
42, rue du Faubourg-du-Temple
75011 PARIS
379 981 681 R.C.S. Paris

Aux termes d'une délibération du 21 juin 2005, l'assemblée générale extraordinaire des associés a décidé qu'il n'y avait pas lieu de dissoudre la société TURTTLE, en application de l'article L. 223-42 du Code de Commerce.

Pour avis.

310091 - Le Quotidien Juridique

CALYPSO TECHNOLOGY

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
31, avenue de l'Opéra
75001 PARIS
433 954 153 R.C.S. Paris

Aux termes de la décision de la gérance du 5 septembre 2006, il a été décidé de transférer le siège social au **106-108, rue La Boétie, 75008 PARIS**, à compter du 22 septembre 2006.

L'article 4 des statuts a été modifié en conséquence.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

Pour avis : LA GERANCE.

414136 - La Loi

LAFAYETTE COM.

Société à responsabilité limitée
au capital de 10.000 €
Siège social :
192-194, rue Lafayette
75010 PARIS
479 624 207 R.C.S. Paris
(2004 B 21.021)

Suite à l'AGE du 07/09/2006, M. MIAH KHOKA SNC, demeurant au 47, Av. de la Division-Leclerc - 93350 LE BOURGET, a été nommé Gérant de la Société, en remplacement de Mme SHEIDA BEGUM, ép. MIAH.

L'inscription modificative sera effectuée au Registre du Commerce et des Sociétés de PARIS.

Pour Avis : LA GERANCE.

034084 - Petites-Affiches

INVEST ALPHA

Société anonyme
au capital de 240.000 €
Siège social :
45, rue Saint-Dominique
75007 PARIS
352 784 151 R.C.S. Paris

En date du 24 mai 2006, NATEXIS BANQUES POPULAIRES, Administrateur de la société, est désormais représentée par Melle Inès de CHORIVIT, demeurant 50, Bd Saint Michel à PARIS (75006), en remplacement de Melle Marie-Edith DUGENY.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de Paris.

Pour avis.

414098 - La Loi

ACTIVA CAPITAL

Société par actions simplifiée
au capital de 304.898 €
Siège social :
203, rue du Faubourg-Saint-Honoré
75008 PARIS
428 998 710 R.C.S. Paris

Suivant PV d'AGM en date du 05/09/06, il a été décidé d'augmenter le capital social de la Société d'une somme de 182.938,84 € assorti d'une prime d'émission de 28.711,20 € pour le porter ainsi à 487.836,84 €.

Les statuts ont été modifiés en conséquence.

Mention sera faite au R.C.S. de PARIS.

Exhibit 22.

Press Releases

- July 5, 2005
- July 19, 2005
- July 28, 2005
- August 23, 2005
- September 8, 2005
- September 30, 2005
- October 7, 2005
- October 24, 2005
- November 9, 2005
- January 23, 2006
- February 2, 2006
- February 23, 2006
- April 3, 2006
- April 3, 2006
- May 3, 2006
- May 11, 2006
- June 30, 2006
- July 6, 2006

5/07/06

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société anonyme au capital de 1 051 086 224 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

Déclaration des transactions sur actions propres réalisées le 27 juin 2005
(article 241-5 (1°) du Règlement général de l'Autorité des Marchés Financiers)

Opérations sur produits dérivés conclues le 27 juin 2005

Date	Achat/Vente	Options/terme	Nombre de titres	Echéance	Marché
27 juin 2005	Achat	Option d'achat	1.503.267	10 décembre 2009	Gré à gré
27 juin 2005	Achat	Option d'achat	1.503.268	15 décembre 2009	Gré à gré
27 juin 2005	Achat	Option d'achat	1.503.268	18 décembre 2009	Gré à gré
27 juin 2005	Achat	Option d'achat	1.503.268	23 décembre 2009	Gré à gré
27 juin 2005	Achat	Option d'achat	1.503.268	29 décembre 2009	Gré à gré
27 juin 2005	Achat	Option d'achat	1.503.268	4 janvier 2010	Gré à gré
Total			9.019.607		

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

NTT DATA

Media Relations: Caroline Peyrat
Tel. 33 (0)1 47 54 50 76

Investor Relations: Manuel Chaves d'Oliveira
Tel. 33 (0)1 47 54 50 87

Capgemini and NTT DATA form a Strong Alliance

Paris, 19th July 2005 – Paul Hermelin, CEO of Cap Gemini S.A. (headquarters: Paris, France hereafter Capgemini) and Tomokazu Hamaguchi, President and CEO of NTT DATA Corporation (headquarters: Tokyo, Japan hereafter NTT DATA) today announced their agreement to form a strong alliance that includes NTT DATA acquiring 95% of the shares of Capgemini Japan K.K. (Representative Director and Chairman: Kimihiro Indo, headquarters: Tokyo, Japan hereafter Capgemini Japan). Capgemini Japan will operate under a new corporate name and as an independent subsidiary of NTT DATA.

For Capgemini, this alliance brings many potential benefits. For its many global clients in the USA and Europe, it gives them access in Japan to a vast capability combining the existing Capgemini Japan's consulting skills with a Japanese leader in systems integration, network integrated services and outsourcing. Capgemini will offer NTT DATA a preferred (but non exclusive) partner status whenever any of its clients require services in Japan.

For NTT DATA, with Capgemini's leading position in Europe and other parts of the world, it is now fully capable to offer professional services to the increasing global demands of its Japanese clients. In the USA and in Europe, NTT DATA will offer Capgemini a preferred (but non exclusive) partner status. NTT DATA also aims to enhance its management consulting ability to its clients utilizing some of the Capgemini's skills and experience through the newly acquired company.

More generally, both organizations see great potential to cross utilize each other's specific skills and experience for the benefit of both companies' clients.

In order to facilitate this alliance, both groups will form an Alliance Council at the executive level and an Operational Committee and Capgemini will take a seat on Capgemini Japan's new Board of Directors.

The transaction is expected to close during the third quarter of Year 2005.

"This transaction, which combines our alliance with NTT DATA, gives us a powerful solution to better serve our global clients in Japan and brings us opportunities to serve NTT DATA's global clients abroad, in Europe and the USA specifically. By leveraging each group's strengths and technology skills, we have an exciting opportunity to address new market on a global basis", comments Paul Hermelin, CEO of Capgemini.

"Recently, it has become very clear that our clients require us to support their businesses in consistency, from IT strategy to global operations. Therefore, I am excited about this transaction with Capgemini including the acquisition of Capgemini Japan which has many experienced consultants. I am convinced that by combining both groups' strength, we can serve our clients better and achieve mutual growth globally", comments Tomokazu Hamaguchi, President and CEO of NTT DATA.

About NTT DATA

NTT DATA is a leading systems integrator in Japan with revenues of 854 billion Japanese Yen in FY 2004 and 18,720 employees consolidated. NTT DATA is a subsidiary of NTT (Nippon Telegraph and Telephone Corporation) which owns approximately 54% of the shares outstanding.

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2004 global revenues of 6.3 billion euros and employs approximately 60,000 people worldwide.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, le 28 juillet 2005

Contact Presse:
Caroline Peyrat
Tél. 33 (0)1 47 54 50 76
Florence Riu
Tél. 33 (0)1 53 70 74 26

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Chiffre d'affaires du 2ème trimestre 2005 en progression de 22% par rapport au même trimestre de l'exercice précédent

Activité du deuxième trimestre 2005

Le Groupe Capgemini a réalisé au deuxième trimestre 2005 un chiffre d'affaires consolidé (normes IFRS, non audité) de **1 762 millions d'euros** contre 1 708 millions d'euros au trimestre précédent (1er trimestre 2005) et 1 491 millions au deuxième trimestre 2004.

CA publié T2 2005	Variation	CA de T1 2005	T2 2005 / T1 2005	CA T2 2004 (*)	T2 2005 / T2 2004 (*)
1 762 M€	à taux et périmètre courants	**1 708 M€**	+ 3,2%	**1 491 M€**	+ 18,2 %
	à taux et périmètre constants	1 713 M€	+ 2,2 %	1 434 M€	**+ 22,1 %**

(*) *Données 2004 retraitées aux normes IFRS.*

Il s'agit du quatrième trimestre consécutif de croissance à taux et périmètre constants : le troisième trimestre 2004 avait en effet enregistré une progression de 12,6% sur celui de l'année précédente, progression qui s'était confirmée au quatrième trimestre, en hausse d'une année sur l'autre de 14,2% et au premier trimestre 2005 en croissance de 19,1%. Dans un marché lui-même en légère amélioration, cette évolution confirme le retour du Groupe à la croissance.

Cette croissance de 22,1% (à taux de change et périmètre constants) est particulièrement marquée en Europe (+25,7%), mais elle est aussi de 9,0% en Amérique du Nord, où l'Infogérance représente à présent près de la moitié de l'activité totale. Elle s'inscrit dans un contexte de relative stabilité des prix et nourrit une progression du taux d'utilisation dans les différents métiers du projet et du conseil.

Par rapport au trimestre précédent, la croissance est encore de 2,2% à taux et périmètre constants, malgré l'effet de saisonnalité traditionnellement moins favorable : l'Europe est en progression de 3,2% et la décroissance en Amérique du Nord n'est plus que de 1,9%.

L'Infogérance, qui représente 36% du chiffre d'affaires contre 28% il y a un an, a largement contribué à cette progression, mais **les autres activités** sont elles aussi en croissance, tant par rapport au deuxième trimestre 2004 que par rapport au premier trimestre 2005. L'Intégration de systèmes (34% du chiffre d'affaires contre 36%) a enregistré le taux de croissance annuel le plus élevé : +9,6%.

Les commandes enregistrées au premier trimestre s'élèvent à 1 736 millions d'euros dont 483 pour l'activité Infogérance, en retrait significatif par rapport au deuxième trimestre 2004 qui avait été marqué par la signature du contrat TXU, mais en nette progression par rapport au premier trimestre 2005 (276 millions d'euros). Dans les autres activités, les commandes sont stables d'une année sur l'autre (1 253 millions d'euros) mais en hausse de près de 8% par rapport au trimestre précédent.

Ces différents éléments, ainsi qu'une première estimation de la marge opérationnelle du premier semestre qui devrait atteindre un niveau proche de celui du second semestre 2004 (selon les normes comptables françaises), permettent au Groupe de confirmer ses ambitions pour 2005.

Les résultats du premier semestre seront communiqués le 8 septembre 2005.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, le 28 juillet 2005

Contact Presse:
Caroline Peyrat
Tél. 33 (0)1 47 54 50 76
Florence Riu
Tél. 33 (0)1 53 70 74 26

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Chiffre d'affaires du 2ème trimestre 2005 en progression de 22% par rapport au même trimestre de l'exercice précédent

Activité du deuxième trimestre 2005

Le Groupe Capgemini a réalisé au deuxième trimestre 2005 un chiffre d'affaires consolidé (normes IFRS, non audité) de **1 762 millions d'euros** contre 1 708 millions d'euros au trimestre précédent (1er trimestre 2005) et 1 491 millions au deuxième trimestre 2004.

CA publié T2 2005	Variation	CA de T1 2005	T2 2005 / T1 2005	CA T2 2004 (*)	T2 2005 / T2 2004 (*)
1 762 M€	à taux et périmètre courants	**1 708 M€**	+ 3,2%	**1 491 M€**	+ 18,2 %
	à taux et périmètre constants	1 713 M€	+ 2,2 %	1 434 M€	**+ 22,1 %**

(*) *Données 2004 retraitées aux normes IFRS.*

Il s'agit du quatrième trimestre consécutif de croissance à taux et périmètre constants : le troisième trimestre 2004 avait en effet enregistré une progression de 12,6% sur celui de l'année précédente, progression qui s'était confirmée au quatrième trimestre, en hausse d'une année sur l'autre de 14,2% et au premier trimestre 2005 en croissance de 19,1%. Dans un marché lui-même en légère amélioration, cette évolution confirme le retour du Groupe à la croissance.

Cette croissance de 22,1% (à taux de change et périmètre constants) est particulièrement marquée en Europe (+25,7%) mais elle est aussi de 9,0% en Amérique du Nord, où l'Infogérance représente à présent près de la moitié de l'activité totale. Elle s'inscrit dans un contexte de relative stabilité des prix et nourrit une progression du taux d'utilisation dans les différents métiers du projet et du conseil.

Par rapport au trimestre précédent, la croissance est encore de 2,2% à taux et périmètre constants, malgré l'effet de saisonnalité traditionnellement moins favorable : l'Europe est en progression de 3,2% et la décroissance en Amérique du Nord n'est plus que de 1,9%.

L'Infogérance, qui représente 36% du chiffre d'affaires contre 28% il y a un an, a largement contribué à cette progression, mais **les autres activités** sont elles aussi en croissance, tant par rapport au deuxième trimestre 2004 que par rapport au premier trimestre 2005. L'Intégration de systèmes (34% du chiffre d'affaires contre 36%) a enregistré le taux de croissance annuel le plus élevé : +9,6%.

Les commandes enregistrées au premier trimestre s'élèvent à 1 736 millions d'euros dont 483 pour l'activité Infogérance, en retrait significatif par rapport au deuxième trimestre 2004 qui avait été marqué par la signature du contrat TXU, mais en nette progression par rapport au premier trimestre 2005 (276 millions d'euros). Dans les autres activités, les commandes sont stables d'une année sur l'autre (1 253 millions d'euros) mais en hausse de près de 8% par rapport au trimestre précédent.

Ces différents éléments, ainsi qu'une première estimation de la marge opérationnelle du premier semestre qui devrait atteindre un niveau proche de celui du second semestre 2004 (selon les normes comptables françaises), permettent au Groupe de confirmer ses ambitions pour 2005.

Les résultats du premier semestre seront communiqués le 8 septembre 2005.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Media Relations: Caroline Peyrat
Tel. 33 (0)1 47 54 50 66

Investor Relations: Manuel Chaves d'Oliveira
Tel. 33 (0)1 47 54 50 87

Capgemini and NTT Data Finalize Alliance Transaction

Paris, August 22, 2005 - Capgemini, a world leader in consulting technology and outsourcing services, today announced the successful closing of transactions related to the formation of an alliance with Japan's NTT Data Corporation, including the acquisition by NTT Data of 95% of the issued and outstanding shares of Capgemini Japan K.K. The alliance will offer many potential benefits to both entities on a global basis.

About the Capgemini Group
Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2004 global revenues of 6.3 billion euros and employs approximately 60,000 people worldwide.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, le 8 septembre 2005

Relations Presse : Sylvie Haurat
Tél. 33 (0)1 47 54 50 76

Relations Investisseurs : Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Résultats du premier semestre 2005

- **forte amélioration du taux de marge opérationnelle**
- **retour au bénéfice après six semestres de résultat négatif**

Les chiffres clés du premier semestre 2005

Réuni le 7 septembre 2005 à Paris sous la présidence de Serge Kampf, le Conseil d'Administration de Cap Gemini S.A. a examiné les comptes consolidés et audités du Groupe Capgemini du premier semestre 2005.

Les principales données financières, arrêtées selon les nouvelles normes IFRS, sont les suivantes :

(en millions d'euros)	1er semestre 2004	2ème semestre 2004	**1er semestre 2005**
Chiffre d'affaires	2 965	3 270	**3 472**
Marge opérationnelle (1)	-44	20	**62**
en % du chiffre d'affaires	*-1,5%*	*0,6%*	***1,8%***
Résultat opérationnel (2)	-120	-161	**123**
Résultat net part du Groupe	-157	-377	**58**
Trésorerie nette	-125	286	**498**

Le retour à la croissance qui avait marqué la deuxième partie de l'exercice 2004 s'est confirmé au cours du premier semestre 2005 : à taux de change et périmètre constants, **le chiffre d'affaires** est en progression de 20,8% par rapport à celui du premier semestre 2004 (+17,1% à taux et périmètre courants) et encore de 8,8% par rapport à celui du deuxième semestre 2004.

---

(1) La marge opérationnelle, principal indicateur de performance de l'activité du Groupe, est représentée par l'écart entre le chiffre d'affaires et les charges d'exploitation, celles-ci étant égales au total du coût des services rendus (charges nécessaires à la réalisation des projets), des frais commerciaux et des frais généraux et administratifs.

(2) Le résultat opérationnel incorpore en plus les charges liées aux options de souscription d'actions accordées au personnel, les coûts de restructuration, etc.

La marge opérationnelle est de 62 millions d'euros, soit un taux (+1,8%) en augmentation de 3,3 points par rapport à celui du premier semestre 2004 (-1,5%).
La forte croissance de l'activité Infogérance, dont les coûts sont particulièrement élevés dans les phases de démarrage, a eu une répercussion négative sur ce taux mais elle a été contrebalancée par une amélioration significative du taux d'utilisation et de la productivité des activités Conseil et Intégration de Systèmes.
Par ailleurs, la croissance du chiffre d'affaires n'a pas empêché que le total des coûts commerciaux et du coût des fonctions de support soit en diminution de plus de 12%.

Le résultat opérationnel est de +123 millions d'euros (contre -120 millions d'euros au premier semestre 2004), les coûts de restructuration de 77 millions d'euros étant largement compensés par des plus-values de cession totalisant 143 millions d'euros, la principale provenant de la cession de l'activité « Healthcare » en Amérique du Nord.

Le résultat net du semestre est positif de 58 millions d'euros après une charge financière nette de 9 millions d'euros et un total d'impôts de 56 millions d'euros.

Evolution de l'activité par métiers

L'activité **Infogérance** enregistre une croissance de 64% grâce à la montée en charge des trois grands contrats signés l'an dernier par le Groupe (Inland Revenue, TXU et Schneider) et elle a représenté 36% de l'activité du Groupe au cours de ce premier semestre 2005.
Comme il a déjà été dit ci-dessus, l'impact des coûts de démarrage de ces grands contrats a pesé sur la rentabilité de l'ensemble (marge opérationnelle de –1,8%). Quant au carnet de commandes, il est évidemment plus faible que ce qu'il était l'an dernier à la même époque compte tenu du poids représenté alors par ces grands contrats.

L'activité **Conseil** (14% du chiffre d'affaires) accuse une légère baisse par rapport au premier semestre 2004 et une croissance modérée (+2,0%) par rapport au semestre précédent, ceci dans une relative stabilité des prix. La marge opérationnelle est positive mais encore très faible (+1,3%).

L'activité **Intégration de Systèmes** (34% du chiffre d'affaires) croît de 6,7% par rapport au même semestre de 2004 et de 8,9% par rapport au deuxième semestre 2004. La croissance réelle est plus forte encore car les grands contrats d'infogérance comportent aussi une part d'intégration de systèmes et parfois de conseil. La marge opérationnelle s'élève à 3,1%.

L'activité **Services Informatiques de Proximité** (16% du chiffre d'affaires) est en croissance de 8,4% par rapport à l'année dernière, avec à la fois une amélioration du taux d'utilisation et une légère progression des prix de vente. La marge opérationnelle (+7,5%) reste la plus élevée des quatre activités du Groupe.

Evolution de l'activité par zones géographiques

	% du chiffre d'affaires total	Croissance* par rapport à S1 2004	Taux de Marge Opérationnelle	
			S1 2004	S1 2005
Royaume Uni et Irlande	25%	+64,7%	-2,2%	**+3,2%**
France	24%	+11,1%	+2,5%	**+3,5%**
Benelux	13%	+12,9%	+5,5%	**+8,8%**
Allemagne et Europe Centrale	6%	+12,6%	+2,7%	**+5,9%**
Pays Nordiques	6%	+22,4%	-2,7%	**+5,5%**
Europe du Sud	5%	+2,0%	-6,2%	**+1,9%**
Asie Pacifique	1%	-4,5%	-1,8%	**+0,9%**
Amérique du Nord	20%	+8,9%	-6,0%	**-6,6%**
	100%	+20,8%	-1,5%	**+1,8%**

* à taux de change et périmètre constants.

En Europe, le Groupe a réalisé une forte croissance du chiffre d'affaires : à taux de change et périmètre constants, cette croissance est de 24,1% par rapport au premier semestre 2004 et de 10,7% par rapport au deuxième semestre. Elle s'est accompagnée d'une progression très marquée dans tous les pays de la marge opérationnelle des activités Intégration de Systèmes et Conseil, et aussi de l'Infogérance avec, dans ce cas, l'exception de la France où les charges de démarrage du contrat Schneider pèsent comme prévu sur les résultats.

Aux Etats-Unis, la montée en charge du contrat TXU a entraîné une forte croissance de l'activité Infogérance et l'activité Services Informatiques de Proximité connaît toujours un développement soutenu. Les activités Intégration de Systèmes et Conseil, elles, restent en recul par rapport au premier semestre 2004 mais enregistrent une certaine stabilisation par rapport au deuxième semestre 2004. Au total la marge opérationnelle nord-américaine passe de -6,0% à -6,6%, l'impact dilutif du démarrage du contrat TXU masquant les progrès réels enregistrés dans le reste des opérations.

Perspectives

Les acquis du premier semestre permettent au Groupe d'anticiper pour l'ensemble de l'exercice 2005 une croissance de son chiffre d'affaires de 12% à taux et périmètres constants, et une marge opérationnelle supérieure à son objectif initial de 2,6%.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, September 8th, 2005

Media Relations: Sylvie Haurat
Tél. 33 (0)1 47 54 50 76

Investor Relations: Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Results for the First Half Year 2005

- **significant improvement in the operating margin**
- **a return to profit after six semesters of losses**

Key highlights for the first half 2005

At a meeting held on the 7th September 2005 in Paris, under the chairmanship of Mr Serge Kampf, the Board of Directors of Cap Gemini S.A., reviewed the audited consolidated accounts of the Capgemini Group for the first half year 2005.

The key financial highlights, calculated under IFRS standards, are as follows :

(in € million)	H1 2004	H2 2004	H1 2005
Revenues	2,965	3,270	**3,472**
Operating Margin (1)	-44	20	**62**
as % of revenues	*-1.5%*	*0.6%*	***1.8%***
Operating Income (2)	-120	-161	**123**
Net income for the Group	-157	-377	**58**
Net Cash	-125	286	**498**

The rebound in the levels of business activity that had marked the second half of 2004 was confirmed during the first half of 2005. At constant rates and perimeter, **revenues** were up 20.8% (17.1% at current rates and perimeter) versus the same period last year and have increased 8.8% versus the second half of 2004.

(1) The operating margin, principal key performance indicator of the Group, is the difference between revenues and operating costs. These include the costs of services rendered (i.e. costs necessary to the implementation of projects) and SG&A costs.

(2) Operating income also includes charges associated with employee stock option schemes, re-structuring costs etc.

The Operating Margin is €62 million, that is to say a rate of 1.8%, up 3.3 points when compared with the first half 2004 (-1.5%).
The strong growth in Outsourcing, whose costs are particularly high during the launch phases of a project, had a negative impact on this rate but it was counter-balanced by a significant improvement in both efficiency and utilization rates in Consulting and Technology Services.
On the other hand, the growth in revenues did not prevent total sales costs and support function costs from decreasing by over 12%.

Operating income is €123 million for the first half of 2005 (compared with €-120 million in the first half 2004). The €77 million of restructuring costs were more than offset by capital gains from disposals of €143 million (the largest of which was the sale of the North American healthcare business).

Net Income was positive for this first half of the year at €58 million, after taking into account a net financial charge of €9 million and total tax charges of €56 million.

Analysis of activity by discipline

Outsourcing posted growth of 64%, thanks to the coming on stream of the three major contracts signed by the group (Inland Revenue, TXU and Schneider) last year. It represented 36% of Group revenues during the first half of 2005.
As mentioned above, the impact of the launch costs of these large contracts weighed heavily on profitability of the business (operating margin -1.8%). With regard to bookings, these were obviously weaker year-on-year due to the weighting represented then by these contracts.

The Consulting discipline (14% of revenues), is posting a slight fall year-on-year but is positive (+2.0%) when compared with the previous half year, in a context of relative price stability. The operating margin is positive at 1.3% but nevertheless remains very weak.

Technology Services (34% of revenues) grew 6.7% year-on-year and 8.9% versus H2 2004. The underlying growth is actually even stronger, as the large outsourcing contracts contain a portion of Technology Services and sometimes also a consulting component. The operating margin for this business was 3.1%.

Local and Professional Services (16% of revenues) increased 8.6% year-on-year with both an improvement in the utilization rates and a slight improvement in pricing. The operating margin of this business (7.5%) remains the highest of the four disciplines in the Group.

Analysis of activity by geographic regions

	% of total revenues	Growth * vs. H1 2004	Operating Margin Rate	
			H1 2004	**H1 2005**
UK and Ireland	25%	+64.7%	-2.2%	**+3.2%**
France	24%	+11.1%	+2.5%	**+3.5%**
Benelux	13%	12.9%	+5.5%	**+8.8%**
Germany and Central Europe	6%	12.6%	+2.7%	**+5.9%**
Nordic countries	6%	22.4%	-2.7%	**+5.5%**
Southern Europe	5%	+2.0%	-6.2%	**+1.9%**
Asia Pacific	1%	-4.5%	-1.8%	**+0.9%**
North America	20%	+8.9%	-6.0%	**-6.6%**
	100%	+20.8%	-1.5%	**+1.8%**

* at constant rates and perimeter.

In Europe, the Group delivered strong revenue growth: at constant rates and perimeter, this growth was 24.1% year-on-year and 10.7% versus H2 2004. This was accompanied by a marked improvement of the operating margins for Consulting and Technology Services in all countries as well as an improvement in Outsourcing with the exception, in this case, of France, where the launch costs of the Schneider contract weighed, as expected, on the results.

In the US, the coming on stream of the TXU contract led to strong growth in Outsourcing and Local Professional Services continue to enjoy sustained levels of growth. Consulting and Technology Services, however, continue to be lower year-on-year, but showed a degree of stabilization versus the second half of 2004. As a whole, the operating margin for North America moved from -6.0% to -6.6%, with the dilutive impact of the launch of the TXU contract masking the real progress in the remainder of our businesses.

Outlook

The gains of the first half of the year enable the Group to expect revenue growth for the full year of 12% at constant rates and perimeter, and an operating margin above the initial target set at 2.6%.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, le 30 septembre 2005

Relations Presse : Sylvie Haurat
Tél. 33 (0)1 47 54 50 76

Relations Investisseurs : Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Capgemini met en oeuvre un contrat de liquidité

Capgemini a confié à CA Cheuvreux la mise en œuvre d'un contrat de liquidité. CA Cheuvreux interviendra pour le compte de Capgemini sur Eurolist Paris dans des opérations à l'achat ou à la vente en vue de favoriser la liquidité du titre Cap Gemini et une plus grande régularité de ses cotations, dans le but d'éviter des décalages de cours non justifiés par la tendance du marché.

Le contrat sera mis en œuvre à partir du 30 septembre 2005 et courra jusqu'au 15 septembre 2006. Il est conforme à la Charte de déontologie établie par l'Association française des entreprises d'investissement et approuvée par l'Autorité des marchés financiers par décision du 22 mars 2005.

Pour la mise en œuvre de ce contrat, Capgemini a décidé d'affecter 10 millions d'euros au compte de liquidité.

Capgemini dispose d'un programme de rachat d'actions approuvé par son Assemblée Générale Mixte du 12 mai 2005 et qui a fait l'objet d'une Note d'Information ayant reçu le visa l'Autorité des marchés financiers n° 05-238 en date du 8 avril 2005.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, September 30th, 2005

Media Relations: Sylvie Haurat
Tel. 33 (0)1 47 54 50 76

Investor Relations: Manuel Chaves d'Oliveira
Tel. 33 (0)1 47 54 50 87

Capgemini enters into a liquidity contract

Capgemini has entered into a liquidity contract with CA Cheuvreux. CA Cheuvreux will be acting on Eurolist Paris on behalf of Capgemini in order to improve both the liquidity of the Cap Gemini stock and the regularity of its quotations, with a view to tempering market distortions that are not justified by market trends.

The contract will be implemented on September 30th, 2005 and will run until September 15th, 2006. It is compliant with the deontological charter ("charte de déontologie") elaborated by the *Association française des entreprises d'investissement* and approved by the French *Autorité des marchés financiers* on March 22nd, 2005.

For the purpose of the contract, Capgemini has decided to set up a 10 million euros liquidity line.

Capgemini has a share buy-back program approved by its May 12th, 2005 Ordinary and Extraordinary Shareholders' Meeting which received the visa n° 05-238 from the *Autorité des marchés financiers* on April 8th, 2005.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Group Press Contact
Sylvie Haurat
Tel. : 01 47 54 50 76
sylvie.haurat@capgemini.com

Investor Relations:
Manuel Chaves d'Oliveira
Tel. : 01 47 54 50 87
manuel.chaves@capgemini.com

Paris, October 7, 2005 - "Le Figaro", dated September 30, 2005 published on the first page of its economic supplement section an article announcing that Mr. Pierre Danon, Group Chief Operating Officer, was a candidate for the position of President of the Directoire of the Accor Group and even stating that he had, like other candidates, been interviewed by the Nomination Committee of the hotel group.

After having agreed with Mr. Pierre Danon that Capgemini would not instantly react to this surprising announcement, then having accepted to make no further comment until the end of this week, the Group notes that the necessary conditions to maintain his leadership position in the Group could no longer be met, in spite of the wish expressed by Mr. Pierre Danon to continue his work in the Group. As a consequence, it has been decided to bring to an end his functions as of today.

There are no plans to replace Mr. Pierre Danon in the coming months.

About the Capgemini Group
Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2004 global revenues of 6.3 billion euros and employs approximately 60,000 people worldwide.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse
Sylvie Haurat
Tél. : 01 47 54 50 76
sylvie.haurat@capgemini.com

Relations Investisseurs
Manuel Chaves d'Oliveira
Tél. : 01 47 54 50 87
manuel.chaves@capgemini.com

Paris, le 7 octobre 2005 - « Le Figaro » daté du 30 septembre 2005 a publié en première page du supplément « économie » un article annonçant que M. Pierre Danon, Directeur Général adjoint du Groupe Capgemini, était candidat au poste de Président du Directoire du Groupe Accor et précisant même qu'il avait, comme les autres candidats, passé un « grand oral » devant le Comité des Nominations du Groupe hôtelier.

Après être convenus avec M. Pierre Danon que Capgemini ne réagirait pas instantanément à cette annonce surprise, puis avoir accepté de ne faire aucun commentaire jusqu'à la fin de cette semaine, le Groupe constate que les conditions nécessaires à son maintien à un poste d'autorité dans le Groupe ne pourront plus être réunies, en dépit du souhait exprimé par ce dernier de poursuivre sa mission. En conséquence, il a été décidé de mettre fin à ses fonctions à compter de ce jour.

Il n'est pas prévu que M. Pierre Danon soit remplacé dans les mois qui viennent.

A propos de Capgemini
Capgemini, un des leaders mondiaux du conseil, des services informatiques et de l'infogérance a réalisé en 2004 un chiffre d'affaires de 6,3 milliards d'euros et emploie environ 60 000 personnes dans le monde.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact
Sylvie Haurat
Tel. : +33 1 47 54 50 76
E-mail: sylvie.haurat@capgemini.com

Investor Relations
Manuel Chaves d'Oliveira
Tel. : +33 1 47 54 50 87
E-mail: manuel.chaves@capgemini.com

Salil Parekh appointed General Manager of North America Project and Consulting Business

New-York, October 24, 2005 – Following the departure of Pierre Danon, Salil Parekh has been appointed General Manager of Capgemini North America Project and Consulting business. In his previous role as Chief Operating Officer, Salil Parekh successfully implemented and drove the new North America operating model structured around eight business units with a very strong regional focus. Salil's primary mission in his new responsibilities will be to lead further the recovery of Consulting and Technology Services, in which he already played a major part. He becomes a member of the Group's Executive Committee.

After 13 years with the Capgemini Group, Salil Parekh joined the North America subsidiary in March 2005 as Chief Operating Officer. Prior to that, he was Global Leader of Technology Services, Chief Executive Officer of Capgemini India and Deputy COO of Capgemini Asia Pacific.

About the Capgemini Group
Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2004 global revenues of 6.3 billion euros and employs approximately 60,000 people worldwide.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse
Sylvie Haurat
Tél. : 01 47 54 50 76
E-mail: sylvie.haurat@capgemini.com

Relations Investisseurs
Manuel Chaves d'Oliveira
Tél. : 01 47 54 50 87
E-mail: manuel.chaves@capgemini.com

Salil Parekh est nommé Directeur Général de Capgemini Amérique du Nord

New-York, 24 octobre 2005 – Suite au départ de Pierre Danon, Salil Parekh est nommé Directeur Général de Capgemini Amérique du Nord, qui regroupe les activités de Conseil et d'Intégration de Systèmes. Précédemment Directeur Général Adjoint en charge des Opérations, Salil Parekh a mis en œuvre et piloté avec succès le nouveau modèle opérationnel américain structuré autour de 8 « business units » à forte orientation régionale. Salil Parekh aura pour principale mission, dans ses nouvelles responsabilités, la poursuite du redressement des activités Conseil et Intégration de Systèmes, dont il a été l'un des acteurs majeurs. Il devient membre du Comité Exécutif de Capgemini.

Depuis 13 ans dans le Groupe Capgemini, Salil Parekh a rejoint la filiale américaine en mars 2005. Il dirigeait auparavant l'activité Intégration de Systèmes au niveau mondial. Il était précédemment Directeur Général de Capgemini Inde et Directeur Général Adjoint en charge des Opérations de Capgemini Asie-Pacifique.

A propos de Capgemini
Capgemini, un des leaders mondiaux du conseil, des services informatiques et de l'infogérance a réalisé en 2004 un chiffre d'affaires de 6,3 milliards d'euros et emploie environ 60 000 personnes dans le monde.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Relations:
Sylvie Haurat
Tel. 33 (0)1 47 54 50 76
Email: sylvie.haurat@capgemini.com

Investor Relations:
Manuel Chaves d'Oliveira
Tel. 33 (0)1 47 54 50 87
Email: manuel.chaves@capgemini.com

2005 Third Quarter Revenues up 10%

Paris, November 9, 2005 – The Capgemini Group today published consolidated revenue figures for the third quarter 2005 (under IFRS standards but non-audited) of **1,674 million euros** versus 1,587 million for the third quarter 2004 and 1,764 million euros for Q2 2005.

Published Q3 Revenues 2005	Variation	Q3 Revenues 2004 (*)	Q3 2005 / Q3 2004 (*)	Q2 Revenues 2005	Q3 2005 / Q2 2005
1,674 M€	At constant rates and perimeter	*1,509 M€*	**+10.0%**	*1,729 M€*	-4.0%
	At current rates and perimeter	**1,587 M€**	+5.5%	**1,764 M€**	-5.1%

(*) 2004 figures re-stated under IFRS standards.

Compared to the same period last year, and at <u>constant</u> rates and perimeter, the Group posted growth of 10% which can be broken down as follows:

- by discipline: outsourcing showed the highest growth rate (+15.0%) and today represents 39% of Group revenues, but the other disciplines also posted a good growth (+7.0%);
- by region: the growth was particularly strong in Europe (+13.0%) with a slight revenue decrease in North America (-1.3%).

Compared to the previous quarter, and at <u>constant</u> rates and perimeter, the Group posted overall a slight decrease in revenues (-4.0%) which is in line with the historical negative seasonality effect, but a growth of 1.4% in North America. At <u>current</u> rates and perimeter, the additional 1% decrease can be explained by the sale of the North American Healthcare practice.

Bookings for the third quarter totalled 1,251 million euros, up 1.3% over the third quarter 2004 (and up 8.6% in outsourcing alone). It should be noted that in the United States, these bookings have been in constant progression for three consecutive quarters.

These results allow the Group to adjust its revenue forecast upwards, towards a growth rate close to +14% for the full year 2005 at <u>constant</u> rates and perimeter. Operating margin forecasts remain unchanged at 2.9%.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse:
Sylvie Haurat
Tél. 33 (0)1 47 54 50 76
Email : sylvie.haurat@capgemini.com

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87
Email : manuel.chaves@capgemini.com

Chiffre d'affaires du 3ème trimestre 2005 en progression de 10%

Paris, le 9 novembre 2005 – Le Groupe Capgemini a réalisé au troisième trimestre 2005 un chiffre d'affaires consolidé (normes IFRS, non audité) de **1 674 millions d'euros** contre 1 587 millions au troisième trimestre 2004 et 1 764 millions d'euros au trimestre précédent (2ème trimestre 2005).

CA publié T3 2005	Variation	CA T3 2004 (*)	T3 2005 / T3 2004 (*)	CA de T2 2005	T3 2005 / T2 2005
1 674 M€	à taux et périmètre constants	*1 509 M€*	**+10,0%**	*1 729 M€*	-4,0%
	à taux et périmètre courants	**1 587 M€**	+5,5%	**1 764 M€**	-5,1%

(*) *Données 2004 retraitées aux normes IFRS.*

Par rapport au même trimestre de l'exercice 2004, et à taux et périmètre constants, le Groupe enregistre une croissance de 10% qui peut se ventiler comme suit :

- par métiers, le taux de croissance le plus élevé est celui de l'activité Infogérance (+15,0%) – laquelle représente aujourd'hui 39% du chiffre d'affaires du Groupe – mais les autres activités enregistrent également une bonne progression (+7,0%) ;
- par régions, cette croissance est particulièrement forte en Europe (+13,0%) alors qu'en Amérique du Nord, le chiffre d'affaires régresse très légèrement (-1,3%).

Par rapport au trimestre précédent, et à taux et périmètre constants, le Groupe enregistre globalement une légère baisse de son chiffre d'affaires (-4,0%) conforme à l'effet de saisonnalité habituel, mais une croissance de 1,4% en Amérique du Nord. A taux et périmètre courants, la cession de l'activité « Healthcare » américaine explique le point supplémentaire de décroissance.

Les prises de commandes du troisième trimestre s'élèvent à 1 251 millions d'euros, en progression de 1,3% par rapport au troisième trimestre 2004 (et de 8,6% pour la seule activité Infogérance). A noter qu'aux Etats-Unis, ces prises de commandes sont en progression constante depuis trois trimestres consécutifs.

Ces résultats permettent au Groupe de revoir ses prévisions de chiffre d'affaires à la hausse, avec une croissance proche de 14% à taux et périmètre constants, pour l'ensemble de l'exercice 2005. Les prévisions de marge opérationnelle restent inchangées à 2,9%.

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse:
Sylvie Haurat
Tél. 33 (0)1 47 54 50 76
Email : sylvie.haurat@capgemini.com

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87
Email : manuel.chaves@capgemini.com

Chiffre d'affaires du 3ème trimestre 2005 en progression de 10%

Paris, le 9 novembre 2005 – Le Groupe Capgemini a réalisé au troisième trimestre 2005 un chiffre d'affaires consolidé (normes IFRS, non audité) de **1 674 millions d'euros** contre 1 587 millions au troisième trimestre 2004 et 1 764 millions d'euros au trimestre précédent (2ème trimestre 2005).

CA publié T3 2005	Variation	CA T3 2004 (*)	T3 2005 / T3 2004 (*)	CA de T2 2005	T3 2005 / T2 2005
1 674 M€	à taux et périmètre constants	*1 509 M€*	**+10,0%**	*1 729 M€*	-4,0%
	à taux et périmètre courants	**1 587 M€**	+5,5%	**1 764 M€**	-5,1%

(*) *Données 2004 retraitées aux normes IFRS.*

Par rapport au même trimestre de l'exercice 2004, et à taux et périmètre constants, le Groupe enregistre une croissance de 10% qui peut se ventiler comme suit :

- par métiers, le taux de croissance le plus élevé est celui de l'activité Infogérance (+15,0%) – laquelle représente aujourd'hui 39% du chiffre d'affaires du Groupe – mais les autres activités enregistrent également une bonne progression (+7,0%) ;
- par régions, cette croissance est particulièrement forte en Europe (+13,0%) alors qu'en Amérique du Nord, le chiffre d'affaires régresse très légèrement (-1,3%).

Par rapport au trimestre précédent, et à taux et périmètre constants, le Groupe enregistre globalement une légère baisse de son chiffre d'affaires (-4,0%) conforme à l'effet de saisonnalité habituel, mais une croissance de 1,4% en Amérique du Nord. A taux et périmètre courants, la cession de l'activité « Healthcare » américaine explique le point supplémentaire de décroissance.

Les prises de commandes du troisième trimestre s'élèvent à 1 251 millions d'euros, en progression de 1,3% par rapport au troisième trimestre 2004 (et de 8,6% pour la seule activité Infogérance). A noter qu'aux Etats-Unis, ces prises de commandes sont en progression constante depuis trois trimestres consécutifs.

Ces résultats permettent au Groupe de revoir ses prévisions de chiffre d'affaires à la hausse, avec une croissance proche de 14% à taux et périmètre constants, pour l'ensemble de l'exercice 2005. Les prévisions de marge opérationnelle restent inchangées à 2,9%.

oOo

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Press contacts:

Lisa Boughner, Capgemini

+1-312-451-8338

lisa.boughner@capgemini.com

Caroline Peyrat, Capgemini

+33 1 47 54 50 66

caroline.peyrat@capgemini.com

General Motors Chooses Capgemini to be a Strategic Partner in Landmark IT Re-Sourcing Program

Auto Giant Cites Company's Industry and Consulting Expertise

PARIS, DETROIT, February 2, 2006 – In announcing one of the world's largest IT re-sourcing initiatives today, General Motors (GM) selected Capgemini to assist GM's Information, Systems and Services organization to support some of the program's key strategic elements, including the management of enterprise-wide application integration, which provides enterprise-level strategic planning, architecture, program management and verification/validation services.

Capgemini pursued six GM contracts and was awarded all six, including:

- Enterprise-wide application integration management, which provides enterprise-level strategic planning, architecture, program management and verification/validation services.
- Application integration management for the global purchasing and supply chain area.
- Application integration management for the global sales, service and marketing area.
- Application integration management for the business services area.
- Sales and marketing systems support.
- Dealer systems support.

Capgemini's work begins immediately on several GM projects that are critical to the company's shift to a third-generation outsourcing program.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

"We are honored that General Motors recognized our unique experience in systems architecture and engaged us to support many of the systems architecture components of its visionary third-generation outsourcing initiative," said Paul Spence, CEO Global Outsourcing Services for Capgemini. "We look forward to beginning our work and are excited about helping GM realize its vision to be not only the largest, but also the most efficient, productive and highest quality auto manufacturer in the world."

According to Ralph Szygenda, GM's group vice president and chief information officer, "After 18 months of due diligence and reviewing submissions from all major global IT providers, Capgemini emerged as a strong supplier" Syzgenda added, "Although traditional IT outsourcing represents a significant portion of this endeavor, Capgemini will assist us in key systems architecture management in the future."

As one of the world's largest outsourcing services providers, Capgemini has directed the transformational outsourcing initiatives – and increased shareholder value – for companies in a wide range of industries and markets.

"We understand that GM wants sustained, ongoing value – continual benefit over the long term that is achievable. This is about innovation and redefining processes and technology to deliver sustained value to GM's stakeholders," said Paul Hermelin, Group CEO of Capgemini. "The GM assignment again validates that Capgemini is uniquely able to deliver the kind of value companies seek from IT suppliers. This, our latest success, will continue to fuel Capgemini's ongoing progress and growth."

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a unique way of working with its clients, which it calls the Collaborative Business Experience. Through commitment to mutual success and the achievement of tangible value, the company helps businesses implement growth strategies, leverage technology, and thrive through the power of collaboration. Capgemini employs approximately 60,000 people worldwide and reported 2004 global revenues of 6.3 billion euros. More information about individual service lines, offices and research is available at www.us.capgemini.com/

# # #

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Relations presse :
Caroline Peyrat (Capgemini)
01 47 54 50 66
caroline.peyrat@capgemini.com

Relations Investisseurs :
Manuel Chaves d'Oliveira (Capgemini)
01 47 54 50 87
manuel.chaves@capgemini.com

General Motors choisit Capgemini comme partenaire stratégique pour la mise en œuvre de son programme d'infogérance de troisième génération

PARIS (France) et DETROIT (Etats-Unis), le 2 février 2006 – A l'occasion de l'un des plus gros projets au monde de réattribution d'infogérance, General Motors (GM) a choisi Capgemini pour aider ses Services Informatiques à mettre en oeuvre certains des éléments stratégiques de son programme, dont l'intégration des applications globales qui permettent la gestion de la planification stratégique, de l'architecture, de la gestion de ses programmes, ainsi que de ses services de contrôle et de validation.

Capgemini a répondu à un appel d'offre pour six contrats de GM, et les a tous remportés :

- Intégration des applications globales, qui permettent la gestion de la planification stratégique au niveau du Groupe, de l'architecture, de la gestion de ses programmes, ainsi que de ses services de contrôle et de validation ;
- Intégration des applications globales dédiées aux achats et à la chaîne logistique ;
- Intégration des applications globales dédiées aux services ventes et marketing ;
- Intégration des applications dédiées aux fonctions supports ;
- Assistance des systèmes de vente et marketing ;
- Assistance des systèmes des concessionnaires et agents ;

Les missions de Capgemini démarrent immédiatement sur plusieurs projets essentiels pour la mise en œuvre par GM d'une externalisation de troisième génération.

« Nous sommes honorés que General Motors reconnaisse notre expérience unique dans l'architecture des systèmes et choisisse de nous confier plusieurs composants de l'architecture des systèmes d'un projet d'infogérance de troisième génération aussi novateur », a déclaré Paul Spence, Directeur de l'activité Infogérance du Groupe Capgemini. « Nous sommes impatients de commencer notre travail et d'aider GM à atteindre son ambition d'être non seulement le premier constructeur automobile mondial par la taille, mais aussi par sa productivité, son efficacité, et sa qualité ».

« Après 18 mois d'examen et de sélection des offres de tous les grands prestataires mondiaux de l'informatique, Capgemini nous est apparu comme un fournisseur de qualité », explique Ralph Szygenda, vice-Président et Directeur de l'informatique de GM. L'infogérance traditionnelle représente une partie significative de notre projet, mais Capgemini nous assistera également dans la gestion de l'architecture de nos systèmes clés à l'avenir. »

Capgemini, l'un des premiers fournisseurs mondiaux de services d'infogérance, a orchestré les projets d'infogérance de transformation de sociétés opérant dans les secteurs et les pays les plus divers et a ainsi contribué à créer de la valeur pour leurs actionnaires.

« Nous savons que le but de General Motors est la création de valeur la plus soutenue et continue possible », a déclaré Paul Hermelin, Directeur Général du Groupe Capgemini. « Il fallait donc innover et redéfinir les processus métier et les outils technologiques afin d'apporter cette valeur. Le choix de GM confirme une fois encore les aptitudes uniques de Capgemini à apporter le type de valeur que les sociétés attendent de leurs prestataires informatiques. Cette nouvelle réussite contribuera à alimenter notre évolution et notre croissance. »

Capgemini

Capgemini, un des leaders mondiaux du conseil, des services informatiques et de l'infogérance, a développé une façon unique de travailler avec ses clients, appelée «Collaborative Business Experience» et basée sur les capacités de dialogue et de collaboration que lui reconnaissent ses clients. Plus qu'une philosophie, le «Collaborative Business Experience» est un mode de travail qui renforce l'engagement de Capgemini vis-à-vis de ses clients. En définissant conjointement les objectifs, en mettant en place des processus simples et plus efficaces, en partageant les risques comme les expertises, en structurant des équipes communes, Capgemini aide les entreprises à mettre en place des stratégies de croissance, à développer leurs technologies et à prospérer. Capgemini a réalisé un chiffre d'affaires 2004 de
6,3 milliards d'euros et emploie environ 60 000 personnes dans le monde.

# # #

Ce document est une traduction libre du communiqué de presse original rédigé en anglais

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, le 23 février 2006

Relations Presse : Caroline Peyrat
Tél. 33 (0)1 47 54 50 76

Image 7 : Florence Riu
Tél. 33 (0)1 53 70 74 26

Relations Investisseurs : Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

Résultats audités 2005

- **Chiffre d'affaires en forte croissance**
- **Taux de marge opérationnelle de 3,2%**
- **Retour à un résultat net positif (2,0% du chiffre d'affaires)**
- **Dividende de 0,5 euro par action**

Les chiffres clés de l'exercice 2005

Réuni à Paris le 22 février 2006 sous la présidence de Serge Kampf, le Conseil d'Administration de Cap Gemini S.A. a examiné et approuvé **les comptes audités définitifs** du Groupe Capgemini pour l'exercice clos le 31 décembre 2005.

Les principales données financières, arrêtées selon les nouvelles normes comptables IFRS, sont les suivantes :

(en millions d'euros)	Exercice 2004	1er semestre 2005	2ème semestre 2005	**Exercice 2005**
Chiffre d'affaires	6 235	3 472	3 482	**6 954**
Marge opérationnelle (1)	-24	62	163	**225**
en % du chiffre d'affaires	*-0,4%*	*1,8%*	*4,7%*	***3,2%***
Résultat opérationnel (2)	-281	123	91	**214**
Résultat net part du Groupe	-534	58	83	**141**
Trésorerie nette	285	498	904	**904**

A taux et périmètre constants, le Groupe Capgemini a enregistré une progression de son chiffre d'affaires de 15%. A taux et périmètre courants, cette croissance est encore de 11,5%, supérieure à celle du marché. Particulièrement soutenue au premier semestre (+21,6%) du fait de la montée en puissance des grands contrats d'infogérance, la croissance est restée forte au deuxième semestre par rapport au deuxième semestre 2004 (+9,7%).

---

(1) La marge opérationnelle, principal indicateur de la performance du Groupe, est représentée par l'écart entre le chiffre d'affaires et les charges d'exploitation, celles-ci étant égales au total du coût des services rendus (charges nécessaires à la réalisation des projets), des frais commerciaux et des frais généraux et administratifs.

(2) Le résultat opérationnel incorpore en plus les charges liées aux options de souscription d'actions accordées à un certain nombre de collaborateurs, les coûts de restructuration, les plus values de cessions, etc.

La marge opérationnelle s'élève à 225 M€, soit 3,2% du chiffre d'affaires, en progression de 3,6 points par rapport à 2004. La forte croissance de l'activité infogérance, dont les coûts sont particulièrement élevés dans les phases de démarrage, a eu une répercussion négative sur ce taux, heureusement contrebalancée par :

- une amélioration significative du taux d'utilisation des activités conseil et intégration,
- une diminution de plus de 12% des coûts commerciaux et du coût des fonctions de support.

Pour la première fois depuis 2001 – c'est-à-dire après trois années consécutives de perte – le résultat net part du Groupe est positif avec un bénéfice de 141 M€, soit une amélioration de 675 M€ par rapport à l'exercice précédent. Cette amélioration s'assortit d'une forte progression de la trésorerie nette qui dépasse 900 M€.

Le conseil d'administration a décidé de proposer à la prochaine Assemblée Générale Ordinaire le versement d'un dividende de 0,50 euro par action, soit une distribution totale représentant exceptionnellement près de 47% du résultat net part du Groupe (au lieu du tiers comme il est de tradition dans le Groupe depuis 1974).

L'activité du Groupe en 2005 : elle a été marquée par

- **la très bonne performance de l'activité services informatiques de proximité** en croissance de près de 8% par rapport à 2004, avec une marge opérationnelle de 9,1%. Ces bons résultats sont liés à la fois à une amélioration du taux d'utilisation et à une légère progression des prix de vente et concernent aussi bien l'Europe que les Etats-Unis ;
- **en Europe, la croissance (supérieure à 9%) et le retour à une rentabilité normale (7%) des activités conseil, intégration de systèmes et développement d'applications informatiques ;**
- **aux Etats-Unis, le pari réussi de revenir à une marge opérationnelle positive pour l'ensemble des activités,** performance liée notamment au redressement de l'activité conseil, intégration de systèmes et développement d'applications informatiques ;
- **la montée en puissance de l'infogérance dans le total des activités du groupe :** tirée par les 3 grands contrats conclus avec « HM Revenue and Customs », TXU et Schneider Electric, l'infogérance enregistre une croissance de 32,9% avec un chiffre d'affaires de 2 608 M€ dont plus de 15% concernent des travaux utilisant les compétences du Groupe en conseil et en intégration de systèmes.

Perspectives 2006

Ayant basé la construction de son budget sur des hypothèses combinant croissance soutenue de la demande et stabilité des prix, le Groupe Capgemini s'est fixé comme priorités pour 2006 de :

- conforter sa position de leader en Europe grâce notamment au repositionnement de son offre vers des services à plus forte valeur ajoutée (comme les architectures orientées services) et à l'utilisation accrue des capacités Rightshore™ du Groupe,
- consolider la rentabilité de ses activités américaines,
- mettre à exécution le plan M.A.P. dont l'objectif principal est d'obtenir une meilleure rentabilité de l'infogérance.

La bonne dynamique constatée au deuxième semestre 2005 devrait permettre au Groupe d'enregistrer en 2006 une croissance de son chiffre d'affaires en ligne avec celle de son marché et de réaliser une marge opérationnelle sensiblement supérieure à celle obtenue cette année.

o 0 o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Paris, 23rd February 2006

Media Relations : Caroline Peyrat
Tél. 33 (0)1 47 54 50 76

Image 7 : Florence Riu
Tél. 33 (0)1 53 70 74 26

Investor Relations : Manuel Chaves d'Oliveira
Tél. 33 (0)1 47 54 50 87

2005 Audited Results

- **Strong growth in revenues**
- **+ 3.2% operating income**
- **A return to positive net income (2.0% of revenues)**
- **Dividend of €0.5 per share**

Financial Highlights of 2005

The Board of Directors of Cap Gemini S.A., under its Chairman Mr. Serge Kampf, convened on 22nd February 2006 to examine and approve the final and audited accounts for the Capgemini Group, whose financial year ended on 31st December 2005.

Key financial highlights, stated under new IFRS regulations are as follows:

(in millions of Euros)	FY 2004	H1 2005	H2 2005	**FY 2005**
Revenues	6,235	3,472	3,482	**6,954**
Operating margin (1)	-24	62	163	**225**
As a % of revenues	*-0.4%*	*1.8%*	*4.7%*	***3.2%***
Operating Income (2)	-281	123	91	**214**
Net Income	-534	58	83	**141**
Net Cash	285	498	904	**904**

At **constant** rates and perimeter, the Capgemini Group posted growth in revenues of 15%. At **current** rates and perimeter, this figure for growth is 11.5%, which is higher than the market. This growth was particularly underpinned during the first half of the year (+21.6%) with the coming on stream of the large outsourcing contracts, but it remained strong during the second half of the year when compared to the same period in 2004 (+9.7%).

(1) The operating margin is the main key performance indicator for the Group; it is defined as the difference between revenues and operating costs, these being equal to the costs of services rendered (costs necessary to the implementation of projects), and Sales and General and Administrative costs.

(2) Operating income includes the additional charges associated with options allocated to certain employees, restructuring costs, capital gains on disposals, etc.

Operating margin totaled 225 M€, i.e. 3.2% of revenues, an increase of 3.6 percentage points versus 2004. The strong growth in outsourcing, whose costs are particularly high in the initial stages of new projects, negatively affected this figure although this was happily counter-balanced by:

- a significant improvement in the utilization rate in consulting and technology services businesses,
- a reduction of over 12% in sales costs and in support function costs.

For the first time since 2001, that is to say, after three years of losses, Net Income for the Group is positive at 141 M€ which is an improvement of 675 M€ versus the previous year. This improvement is coupled with a significant improvement in net cash position, which is in excess of 900 M€.

The Board of Directors has decided to propose a dividend payment of €0.5 per share at the forthcoming ordinary Annual General Meeting of Shareholders. Exceptionally, this represents a total distribution of almost 47% of the Group's net income (instead of one third, which is the traditional practice in the Group since 1974).

Business overview in 2005: the year was marked by

- **excellent performance in the local professional services business** which is up +8% versus 2004 and posting an operating margin of 9.1%. These strong performances are linked to an improvement in the utilization rate as well as to a slight improvement in pricing, both in Europe and the US;
- **in Europe, consulting, technology services have led to growth in excess of 9% with a return to normal levels of profitability (7%);**
- **in the US, the successful bet to return to a positive operating margin across all businesses in the region**, notably linked to the turnaround in the consulting and technology services businesses;
- **the increasing impact of outsourcing across all the Group's businesses:** led by the three mega deals signed with HM's Revenue and Customs, TXU and Schneider Electric, Outsourcing posted growth of 32.9% with a corresponding revenue figure of 2,608 M€ of which more than 15% involved work requiring the skills of the Group in Consulting and Technology Services.

Outlook 2006

Having built a budget around a framework of hypotheses combining sustained demand growth and stable prices, the Capgemini Group has set itself the following set of priorities for 2006:

- consolidate its leadership position in Europe thanks in particular to the repositioning of its offering towards higher value-added services (eg. Service-Orientated Architecture) and to the increased use of the Group's Rightshore™ capability,
- consolidate profitability in the North American business activities,
- implement the Map Initiative whose principal aim is to obtain improved profitability in outsourcing.

The positive momentum witnessed during the second half of the year should enable the Group to deliver growth in revenues in line with its market and deliver a significantly higher operating margin than was achieved this year.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Group Press contact:
Caroline Peyrat
Tel.: +33 (1) 47 54 50 76
caroline.peyrat@capgemini.com

Investor Relations:
Manuel Chaves d'Oliveira
Tel.: +33 (1) 47 54 50 87
manuel.chaves@capgemini.com

Capgemini agrees work extension to current HM Revenue & Customs contract

Paris, April 3rd, 2006 - Capgemini UK Ltd have announced an extension to their contract with Her Majesty's Revenue & Customs (HMRC), which will run until 2014. This follows the awarding of the original contract widely known as Aspire to Capgemini, by the former Inland Revenue in December 2003.

After the merger of the Inland Revenue with HM Customs & Excise, Capgemini and Fujitsu Services were asked to bring into the Aspire contract Fujitsu's legacy Customs & Excise contract (this contract is generally known as ISA). Under this arrangement Capgemini continues to be HMRC's prime supplier with Fujitsu the key material sub-contractor.

Paul Hermelin, Group CEO of Capgemini said: "I'm proud that Capgemini have secured this significant work extension to our contract with HM Revenue & Customs. Technology will be a key enabler for HMRC's ambitious change agenda, so this is further evidence that Capgemini continues to make good progress in our market place."

The Aspire contract was designed to be flexible, allowing HMRC to accommodate changes within the Department. Therefore the integration of these two contracts is classed as change to the original Aspire contract not a new contract.

"This was an extremely complex transaction and our good working relationships with HMRC and Fujitsu were fundamental to ensuring the deal was completed" said Martin Cook, Capgemini's CEO of Aspire "Aspire draws on all of Capgemini's key strengths and is a part of the client's drive to modernise the services they offer Britain's citizens".

In addition to the contract merger HMRC decided to roll in 3 significant changes: a new Data Centre, enhanced print services and a new Service Centre providing an end to end support model for HMRC's 100,000 employees.

ends

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2005 global revenues of 6,954 million euros and employs approximately 61.000 people worldwide.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse
Caroline Peyrat
Tél. : 01 47 54 50 76
caroline.peyrat@capgemini.com

Relations Investisseurs
Manuel Chaves d'Oliveira
Tél. : 01 47 54 50 87
manuel.chaves@capgemini.com

Capgemini signe une extension de son contrat avec « HM Revenue & Customs »

Paris, le 3 avril 2006 - Capgemini UK Ltd a signé une extension de son contrat avec Her Majesty's Revenue & Customs (HMRC) dont l'échéance reste fixée à 2014. Cette extension fait suite à l'attribution du contrat plus connu sous le nom d'Aspire, confié par « Inland Revenue » (aujourd'hui devenu HMRC) à Capgemini en décembre 2003.

Après la fusion d' « Inland Revenue » avec « HM Customs & Excise », la nouvelle entité (HMRC) a demandé à Capgemini et Fujitsu Services d'intégrer au contrat Aspire, le contrat signé entre Fujitsu et « HM Customs & Excise » (contrat plus connu sous le nom ISA). Aux termes de ces dispositions, Capgemini reste le fournisseur principal de « HMRC », Fujitsu restant le principal sous-traitant et partenaire de Capgemini.

A cette occasion, Paul Hermelin, CEO du Groupe a déclaré : « je suis fier que Capgemini ait conclu cette extension notable à notre contrat avec HMRC. Notre savoir-faire technologique sera un élément clé de la transformation de notre client. C'est aussi une nouvelle preuve de la progression du Groupe dans ses métiers ».

Le contrat Aspire avait été bâti avec une flexibilité qui permettait d'intégrer d'éventuels changements au sein de HMRC. L'intégration de ces deux contrats est donc considérée comme une modification du contrat Aspire et non pas comme un nouveau contrat.

« Ce fut une transaction très complexe et nos très bonnes relations avec HMRC et Fujitsu ont été l'une des clés de sa réussite » affirme Martin Cook, en charge du projet. « Aspire fait appel à toutes les compétences de Capgemini et est un élément essentiel de la stratégie du client qui vise à moderniser les services qu'il offre aux citoyens britanniques ».

En plus de la fusion de ces 2 contrats, HMRC a décidé de réaliser 3 changements majeurs : la mise en place d'un nouveau centre de données, des services d'impression plus performants et un nouveau centre de services dédié au support des 100 000 employés d'HMRC.

o0o

A propos de Capgemini

Capgemini, un des leaders mondiaux du conseil, des services informatiques et de l'infogérance a réalisé en 2005 un chiffre d'affaires de 6 954 millions d'euros et emploie environ 61 000 personnes dans le monde.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société anonyme au capital de 1 052 655 824 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

DESCRIPTIF DU PROGRAMME DE RACHAT D'ACTIONS

SOUMIS AUX ACTIONNAIRES A L'OCCASION DE L'ASSEMBLEE GENERALE MIXTE DU 11 MAI 2006

Etabli en application des dispositions des articles 241-1 et suivants du règlement général de l'Autorité des marchés financiers, le présent document a pour objet de décrire les objectifs et les modalités du programme de rachat d'actions soumis à l'autorisation de l'assemblée générale mixte des actionnaires du 11 mai 2006.

I. INTRODUCTION

Le Groupe Capgemini, dont Cap Gemini SA est la société-mère, est un des leaders mondiaux du conseil, des services informatiques et de l'infogérance. Il a réalisé en 2005 un chiffre d'affaires de 7 milliards d'euros et emploie aujourd'hui environ 61 000 personnes.

A la date du présent descriptif du programme de rachat d'actions, le capital de la société Cap Gemini est composé de 131 581 978 actions anciennes, jouissance 1er janvier 2005 (code ISIN : FR0000125338), et de 20 800 actions nouvelles, jouissance 1er janvier 2006 (code ISIN : FR0010273433), cotées au marché Eurolist d'Euronext Paris (Compartiment A).

Le 15 septembre 2005, Capgemini a confié à CA Cheuvreux la mise en œuvre d'un contrat de liquidité dans le but de favoriser la liquidité du titre Cap Gemini et une plus grande régularité de ses cotations. Le contrat a été mis en œuvre à partir du 30 septembre 2005. Il est conforme à la Charte de déontologie établie par l'Association française des entreprises d'investissement et approuvée par AMF par décision du 22 mars 2005. Pour la mise en œuvre du contrat, Cap Gemini SA a décidé d'affecter 10 millions d'euros au compte de liquidité.

II. OBJECTIFS DU PROGRAMME DE RACHAT ET UTILISATION DES ACTIONS RACHETEES

La société Cap Gemini entend pouvoir faire usage des possibilités d'intervention sur ses propres actions, avec pour objectifs :

- l'animation du marché secondaire ou la liquidité de l'action Cap Gemini par un prestataire de service d'investissement au travers d'un contrat de liquidité conforme à la charte de déontologie reconnue par l'AMF ;

- la couverture de titres de créance convertibles en actions de la Société dans le cadre de la réglementation en vigueur ;

- l'achat d'actions pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe ;

- l'attribution d'actions aux salariés et aux mandataires sociaux dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre du régime des options d'achat d'actions ou de celui des attributions gratuites d'actions ou de celui du plan d'épargne d'entreprise ;

- l'annulation éventuelle des actions acquises, sous réserve de l'adoption de la vingt-deuxième résolution à caractère extraordinaire figurant à l'ordre du jour de l'Assemblée Générale Mixte du 11 mai 2006.

III. CADRE JURIDIQUE – DATE DE L'ASSEMBLEE GENERALE APPELEE A AUTORISER LE PROGRAMME

Ce programme s'inscrit dans le cadre législatif créé par la loi n°98-546 du 2 juillet 1998 portant diverses dispositions d'ordre économique et financier et dans le cadre du Règlement Européen n°2273/2003 du 22 décembre 2003 pris en application de la directive 2003/6/CE du 28 janvier 2003 dite directive "Abus de Marché" concernant les programmes de rachat et la stabilisation d'instruments financiers, entré en vigueur le 13 octobre 2004.

Il sera proposé à l'Assemblée Générale Mixte du 11 mai 2006 d'autoriser la mise en œuvre de ce programme de rachat d'actions.

Enfin, conformément aux dispositions de l'article L. 241-2 du règlement général de l'AMF, toute modification significative de l'une des informations figurant dans le présent descriptif sera portée, le plus tôt possible, à la connaissance du public selon les modalités fixées à l'article L. 212-13 du règlement général de l'AMF, notamment par mise à disposition au siège de la Société et mise en ligne sur le site de Cap Gemini et celui de l'AMF.

IV. REPARTITION PAR OBJECTIFS DES TITRES DE CAPITAL DETENUS AU JOUR DE LA PUBLICATION DU PRESENT DESCRIPTIF

Sur les 71 042 actions auto-détenues au 31 mars 2006, 66 000 actions sont affectées, au titre du présent programme de rachat, à l'objectif de l'animation du marché secondaire ou la liquidité de l'action Cap Gemini dans le cadre du contrat de liquidité mentionné ci-dessus. Le solde, soit 5 042 actions, correspond à des actions propres restituées à la Société, conformément aux accords conclus entre Cap Gemini et Ernst & Young lors de l'apport de l'activité conseil d'Ernst & Young, par des personnes devenues salariées du Groupe et l'ayant quitté depuis. Ces actions n'ont pas été acquises au travers du programme de rachat d'actions. Ces actions sont, conformément à la loi, privées du droit de vote.

Par ailleurs, en cas d'exercice des 9 019 607 options d'achat d'actions Cap Gemini acquises le 27 juin 2005 et non exercées au 31 mars 2006, les actions acquises seraient affectées à l'objectif de la couverture de titres de créance convertibles en actions de la Société dans le cadre de la réglementation en vigueur.

Enfin, il est précisé qu'à la date du 13 octobre 2004 la Société ne détenait directement ou indirectement aucune action propre acquise dans le cadre d'un programme de rachat d'actions. Cap Gemini détenait néanmoins à cette date 12,240 actions propres lui ayant été restituées conformément aux accords entre Cap Gemini et Ernst & Young précités. Ces actions ont depuis lors été cédées.

V. ELEMENTS FINANCIERS DU PROGRAMME

- Part maximum du capital de la Société et nombre maximum d'actions susceptible d'être rachetés : compte tenu du fait que la société détient directement et indirectement 71 042 de ses propres actions, correspondant 0,05% du capital à ce jour, le nombre maximum d'actions pouvant être achetées sera de 13 087 155actions, soit 9,95% du capital à ce jour, étant précisé que cette possibilité de rachat pourra être augmentée dans la limite de 10% du capital dans la mesure où la société aurait procédé, à la date de l'Assemblée Générale, à la cession des actions auto-détenues directement ou indirectement le 11 mai 2006.

- Prix maximum d'achat : 60 euros par action, étant précisé que ce prix pourrait être ajusté en cas d'opérations sur le capital et notamment d'incorporation de réserves ou de bénéfices, d'attribution d'actions gratuites, de division de la valeur nominale ou de regroupement d'actions.

  Sur la base du prix maximum d'achat de 60 euros par action, l'investissement théorique maximum est de 785 229 300 euros dans la limite du montant des réserves disponibles autres que la réserve légale. Etant rappelé que l'article L225-210 du Code de Commerce prévoit que la Société doit disposer de réserves, autres que la réserve légale, d'un montant au moins égal à la valeur des actions qu'elle possède, il est précisé à titre indicatif que les réserves libres dont dispose la société Cap Gemini s'élèvent à 5 459 028 073 euros au 31 décembre 2005.

- Durée et calendrier du programme : dix-huit mois à compter de l'approbation de la vingtième résolution présentée à l'Assemblée Générale Mixte du 11 mai 2006, soit au plus tard jusqu'au 11 novembre 2007. En vertu de l'article 225-209 du Code de Commerce, les actions ne peuvent être annulées que dans la limite de 10% sur une période de 24 mois, sous réserve de l'adoption de la vingt-deuxième résolution à caractère extraordinaire figurant à l'ordre du jour de l'Assemblée Générale Mixte du 11 mai 2006.

VI. BILAN DU PRECEDENT PROGRAMME DE RACHAT

L'assemblée générale ordinaire des actionnaires de la société Cap Gemini réunie le 12 mai 2005 a autorisé le conseil d'administration, avec faculté de subdélégation, à mettre en œuvre un programme de rachat d'actions pour une période de dix-huit mois, soit jusqu'au 11 novembre 2006. Les modalités de ce programme ont été décrites dans la note d'information en date du 8 avril 2005 relative audit programme de rachat (visa AMF n° 05-238).

Déclaration par l'émetteur des opérations réalisées sur ses propres titres du 9 avril 2005 au 31 mars 2006

Pourcentage de capital auto-détenu de manière directe et indirecte au 31 mars 2006 : 0,05 %
Nombre d'actions annulées au cours des 24 derniers mois : Aucune
Nombre de titres détenus en portefeuille au 31 mars 2006 : 71 042 actions
Valeur comptable du portefeuille : 3 000 188 euros
Valeur de marché du portefeuille : 3 194 048 euros (sur la base du cours de clôture au 31 mars 2006)

	Flux bruts cumulés		Positions ouvertes au jour de la publication du descriptif du programme			
	Achats	Ventes/Transferts	Positions ouvertes à l'achat		Positions ouvertes à la vente	
Nombre de titres	978 531	912 531	*Options d'achat achetées*	*Achats à terme*	*Options d'achat vendues*	*Ventes à terme*
Echéance maximale moyenne			9 019 607			
Cours moyen de la transaction	€ 35,02	€ 35,69				
Prix d'exercice moyen			€ 51,00			
Montants	€ 34 265 219	€ 32 568 547				

Tous les achats et ventes de titres mentionnés inclus dans le tableau de flux bruts cumulés ci-dessus ont été effectués au titre du contrat de liquidité signé le 15 septembre 2005 avec CA Cheuvreux.

Le 27 juin 2005, Cap Gemini SA a fait l'acquisition d'options d'achat portant sur 9 019 607 de ses propres actions auprès de Société Générale dans le but de neutraliser la dilution potentielle liée aux Obligations Convertibles ou Echangeables en Actions Nouvelle ou Existantes émises le 24 juin 2003 et devant venir à échéance le 1er janvier 2010. Ces options peuvent être exercées à tout moment à un prix de 51 euros, et au plus tard entre le 10 décembre 2009 et le 4 janvier 2010. Le coût d'acquisition de ces options s'est élevé à environ 16 millions d'euros. Au 31 mars 2006, Cap Gemini SA n'a exercé aucune de ces options d'achat d'actions Cap Gemini.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse :
Caroline Peyrat
Tél. : 01 47 54 50 66

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 01 47 54 50 87

Chiffre d'affaires du premier trimestre 2006 en progression de 9,8%

Paris, le 3 mai 2006 – Le Groupe Capgemini a réalisé au premier trimestre 2006 un chiffre d'affaires consolidé de **1 869 millions d'euros** contre 1 708 millions d'euros au premier trimestre 2005 et 1 808 millions d'euros au trimestre précédent (quatrième trimestre 2005).

CA publié T1 2006	Variation	CA de T1 2005	T1 2006/ T1 2005	CA de T4 2005	T1 2006/ T4 2005
1 869 M€	A taux et périmètre courants	**1 708 M€**	+9,4 %	**1 808 M€**	+3,3%
	A taux et périmètre constants		+9,8 %		+4,2%

Par rapport au même trimestre de l'exercice 2005 et à taux et périmètre constants, le Groupe enregistre une croissance de 9,8% qui peut se ventiler comme suit :

- par métier, les taux de croissance les plus élevés sont ceux des Services Informatiques de Proximité (+13,0%) et de l'activité Intégration (+10,1%) suivis de l'Infogérance qui progresse de 8,8% et enfin de l'activité Conseil qui, continuant sur la bonne dynamique amorcée au quatrième trimestre 2005, enregistre une croissance de 8,0%.
- par région, cette croissance est particulièrement forte en Europe (+13,3%). Dans la région Amérique du Nord, le chiffre d'affaires des activités Conseil, Intégration et Services de Proximité progresse de 5,6% (à taux et périmètre constants) mais cette bonne performance ne suffit pas à compenser l'arrêt de plusieurs contrats d'infogérance, décidé dans le cadre du plan d'amélioration de la rentabilité de cette activité.

Par rapport au quatrième trimestre 2005, la hausse, à taux et périmètre constants, du chiffre d'affaires du Groupe est de 4,2%.

Les signatures enregistrées au premier trimestre s'élèvent à 2 990 millions d'euros, soit plus de deux fois celles enregistrées au même trimestre de l'exercice précédent (1 396 millions d'euros) et encore en hausse de 25,1% par rapport au quatrième trimestre 2005. Cette croissance est due à la signature de grands contrats d'Infogérance avec General Motors aux Etats-Unis et avec Her Majesty's Revenue & Customs en Grande-Bretagne mais aussi à l'augmentation des prises de commande dans les activités de Conseil et Intégration, particulièrement en Amérique du Nord où elles sont en progression de 27,1% par rapport au premier trimestre 2005.

Au cours de ce premier trimestre, le Groupe a également poursuivi le développement de son réseau de production mondialisé qui compte maintenant plus de 4 000 collaborateurs en Inde et plus de 1 000 collaborateurs en Pologne.

Compte tenu des conditions favorables du marché et de la bonne performance réalisée au premier trimestre, le Groupe revoit à la hausse la prévision de croissance de son chiffre d'affaires, à taux et périmètre constants, qui devrait dépasser 8% sur l'ensemble de l'exercice 2006.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Relations:
Caroline Peyrat
Tel: +33 (1) 47 54 50 66

Investor Relations:
Manuel Chaves d'Oliveira
Tel: +33 (1) 47 54 50 87

2006 First Quarter Revenues up 9.8%

Paris, May 3, 2006 – The Capgemini Group today published consolidated revenue figures for the first quarter 2006 of **€1,869 million**, versus €1,708 million for the first quarter 2005, and €1,808 million for the fourth quarter 2005.

Reported Revenue Q1 2006	Variation	Revenue Q1 2005	Q1 2006/ Q1 2005	Revenue Q4 2005	Q1 2006/ Q4 2005
€1,869 M	At current rates and perimeter	**€1,708 M**	+9.4 %	**€1,808 M**	+3.3%
	At constant rates and perimeter		+9.8 %		+4.2%

Compared to the same quarter of 2005, at constant rates and perimeter, the Group reported a growth rate of 9.8%, which can be broken down as follows:

- by business line, the highest growth rates were for Local Professional Services (+13.0%) and Technology Services (+10.1%), followed by Outsourcing, which increased 8.8%, and lastly by Consulting, which - building on the positive momentum begun during the fourth quarter 2005 - reported growth of 8.0%.
- by region, this growth was especially strong in Europe (+13.3%). In North America, revenues for Consulting, Technology and Local Professional Services grew by 5.6% (at constant rates and perimeter), but this good performance was not enough to compensate for the cancellation of several outsourcing contracts decided within the context of the margin improvement program in this business.

Compared to the fourth quarter of 2005, at constant rates and perimeter, Group revenue growth is 4.2%.

Bookings for the first quarter amounted to €2,990 million, or more than twice the figure for the same period last year (€1,396 million), and still up 25.1% compared to the fourth quarter of 2005. This growth resulted from the signing of large Outsourcing contracts with General Motors in the U.S., and with Her Majesty's Revenue & Customs in the UK, but also from increased bookings in Consulting and Technology, particularly in North America, where they showed a 27.1% increase compared to the first quarter 2005.

During this first quarter, the Group also continued to develop its worldwide distributed delivery network, which now includes more than 4,000 employees in India and 1,000 in Poland.

Taking into account favorable market conditions and the good performance achieved during the first quarter, the Group is upwardly revising its revenue growth forecasts which, at constant rates and perimeter, should exceed 8% over all of 2006.

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse :
Caroline Peyrat
Tél. 01 47 54 50 66

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. 01 47 54 50 87

L'assemblée générale de Cap Gemini S.A. du 11 mai 2006 renouvelle le mandat de neuf administrateurs et de deux censeurs.
Le conseil d'administration reconduit Serge Kampf et Paul Hermelin dans leurs fonctions de Président et de Directeur Général.

Paris, le 11 mai 2006- L'assemblée générale des actionnaires de Cap Gemini S.A. qui s'est tenue aujourd'hui à Paris a adopté les trente résolutions qui lui ont été présentées par le conseil d'administration. Parmi celles-ci figuraient notamment les propositions de renouvellement de neuf administrateurs et de deux censeurs dont le mandat arrivait à expiration. Deux administrateurs sortants, Monsieur Christian Blanc et Monsieur Ernest-Antoine Seillière, n'ont pas sollicité le renouvellement de leur mandat. Par ailleurs, l'assemblée générale a adopté les propositions de réduction de la durée du mandat de 6 à 4 ans pour les administrateurs et de 6 à 2 ans pour les censeurs. Enfin, l'assemblée générale a approuvé la proposition de versement d'un dividende de 0,50 euro par action, qui sera mis en paiement à compter du 16 mai 2006.

A l'issue de cette assemblée générale, le conseil d'administration de Cap Gemini S.A. s'est réuni et a reconduit Serge Kampf comme Président et Paul Hermelin comme Directeur Général du Groupe Capgemini.

Durant cette assemblée générale, le Directeur Général Paul Hermelin, après avoir souligné « le retour gagnant » de Capgemini pour l'exercice 2005, a confirmé la prévision de croissance de son chiffre d'affaires à taux et périmètre constants de plus de 8% et une marge opérationnelle de 5% pour l'année 2006.

Composition du conseil d'administration de Cap Gemini S.A. à l'issue de l'assemblée générale et du conseil d'administration du 11 mai 2006 :

Administrateurs :
Serge Kampf *, Président
Daniel Bernard
Yann Delabrière *
Jean-René Fourtou *
Paul Hermelin *, Directeur Général
Michel Jalabert *
Phil Laskawy *
Thierry de Montbrial
Ruud van Ommeren *
Terry Ozan *
Bruno Roger *

Censeurs :
Pierre Hessler *
Marcel Roulet
Geoff Unwin *

(*) Nom des administrateurs et censeurs dont le mandat a été renouvelé le 11 mai 2006.

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Relations:
Caroline Peyrat
Tel: +33 (1) 47 54 50 66

Investor Relations:
Manuel Chaves d'Oliveira
Tel: +33 (1) 47 54 50 87

The General Shareholders' Meeting of May 11, 2006 renews the terms of nine Directors of the Board and two non-voting Directors.
The Board of Directors re-appoints Serge Kampf and Paul Hermelin as Chairman and Chief Executive Officer, respectively

Paris, May 11, 2006: The General Shareholders' Meeting of Cap Gemini S.A., which was held today, adopted 30 resolutions submitted by the Board of Directors. Among them were proposals to renew the mandates of nine Board members and two non-voting members whose terms have expired. Two Board members, Mr. Christian Blanc and Mr. Ernest-Antoine Seillière, did not request the renewal of their mandates. In addition, the Shareholders' Meeting adopted resolutions to reduce the terms of Board members from 6 years to 4 years, and those of non-voting members from 6 years to 2 years. Lastly, the Shareholders' Meeting approved the proposition of the payment of a dividend of €0.50 per share, to be paid starting May 16, 2006.

The Board of Directors convened at the conclusion of the General Shareholders' Meeting and re-appointed in their respective roles Serge Kampf as Chairman and Paul Hermelin as Chief Executive Officer of the Capgemini Group.

During the meeting, the Chief Executive Officer Paul Hermelin, having emphasized Capgemini's come-back in 2005, confirmed the forecast of revenue growth, at constant rates and perimeter, of 8 percent, and an operating margin of 5 percent for 2006.

Composition of the Board of Directors of Cap Gemini S.A. at the close of the General Shareholders' Meeting and the Board of Directors Meeting of May 11, 2006:

Board Directors:
Serge Kampf*, Chairman
Daniel Bernard
Yann Delabrière*
Jean-René Fourtou*
Paul Hermelin*, Chief Executive Officer
Michel Jalabert*
Phil Laskawy*
Thierry de Montbrial
Ruud van Ommeren*
Terry Ozan*
Bruno Roger*

Non-voting Directors:
Pierre Hessler*
Marcel Roulet
Geoff Unwin*

(*) Board members and non-voting Directors whose mandates were renewed on May 11, 2006.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

Société anonyme au capital de 1 053 201 824 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

Avis aux titulaires de Bons d'Attribution d'Actions nouvelles CAP GEMINI émis dans le cadre de la Seconde Branche de l'Offre Publique Alternative d'Echange déposée par la société CAP GEMINI le 20 octobre 2003 et visant les actions de la société TRANSICIEL

Ouverture de la période d'exercice des Bons d'Attribution d'Actions nouvelles CAP GEMINI

Période d'exercice : du 30 juin au 31 juillet 2006 inclus
Termes de l'attribution : une fraction d'action CAP GEMINI égale à 0,03875 pour 1 Bon d'Attribution d'Actions nouvelles CAP GEMINI exercé

Conformément aux termes de la Seconde Branche de l'Offre Publique Alternative d'Echange déposée par la société CAP GEMINI le 20 octobre 2003 et visant les actions de la société TRANSICIEL, dont les caractéristiques sont décrites au § 1.4 de la note d'information ayant reçu le visa de la Commission des opérations de bourse n° 03-935 du 29 octobre 2003, il a été émis seize (16) bons d'attribution d'actions CAP GEMINI pour chaque quotité de seize (16) actions TRANSICIEL apportée à la Seconde Branche de l'Offre. Chaque bon d'attribution d'actions donne droit à l'attribution au profit de son titulaire d'une quotité d'action nouvelle CAP GEMINI, jouissance 1er janvier 2006, déterminée en fonction de la réalisation par le nouvel ensemble SOGETI/TRANSICIEL d'objectifs de performance opérationnelle au cours des années 2004 et 2005, tels que définis au § 1.4.13 de la note d'information.

Compte tenu du niveau de réalisation des objectifs de performance opérationnelle, validé par le tiers arbitre dans son rapport en date du 27 juin 2006 conformément aux dispositions du § 1.4.13.10 de la note d'information, le nombre d'actions CAP GEMINI à attribuer en conséquence de l'exercice des 8.137.600 bons d'attribution d'actions émis au titre de la Seconde Branche de l'Offre s'élève à 315.332, soit **une fraction de 0,03875 action CAP GEMINI attribuée à chaque bon d'attribution d'actions exercé.**

L'exercice de ces bons s'effectuera pendant une période s'étalant du 30 juin 2006 au 31 juillet 2006 inclus.

Chaque titulaire sera informé individuellement, par lettre simple, des modalités d'exercice des bons d'attribution d'actions.

Les titulaires de bons d'attribution d'actions sont invités à se rapprocher de l'intermédiaire financier auprès duquel sont inscrits leurs bons pour donner les instructions nécessaires à l'exercice de leurs bons au cours de la période susvisée. La centralisation des ordres d'exercice et la remise des actions Cap Gemini nouvellement créées seront assurées par CACEIS Corporate Trust.

Le rapport du tiers arbitre peut être consulté au siège de la société Cap Gemini ainsi que sur le site Internet du Groupe Capgemini à l'adresse http://investor.capgemini.com/transiciel/rapportexpert.pdf.

LES DROITS ATTACHES AUX BONS NON EXERCES AVANT LA FIN DE LA PERIODE D'EXERCICE S'ETEINDRONT AUTOMATIQUEMENT.

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

Société anonyme au capital de 1 053 201 824 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

Paris, le 6 juillet 2006

Bilan semestriel du contrat de liquidité de la société CAP GEMINI

Au titre du contrat de liquidité confié par la société CAP GEMINI à CA Cheuvreux, à la date du 30 juin 2006 les moyens suivants figuraient au compte de liquidité :

- 87 000 titres
- 7 874 768.45 €

Il est rappelé que lors du dernier bilan au 30 décembre 2005, les moyens suivants figuraient au compte de liquidité :

- 85 000 titres
- 7 326 383.58 €

o0o

File N° 82-5065

Exhibit 23.

Updated version of Cap Gemini by-laws

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,056,524,984

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

=========

BYLAWS UPDATED AS AT AUGUST 29, 2006

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. **Management consulting**

   Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. **Information systems development**

   The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. **Outsourcing**

   The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,056,524,984 represented by 132,065,623 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from

the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The length of the terms of office of the directors shall be four years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) The Internal Regulations may provide that directors who participate in Board of Directors' meetings via videoconference or telecommunications facilities making it possible, under the conditions provided for by the regulations, for them to be identified and guaranteeing their effective participation, shall be deemed to be present for purposes of calculating the quorum and majority. However, this provision shall not apply to meetings of the Board of Directors where the agenda relates to the appointment, the compensation or the removal from office of the Chairman or the Chief Executive Officer, the basis of the Company's General Management, the closing of the annual financial statements (Company and consolidated), or the drafting of the reports and the resolutions submitted to the General Shareholders' Meetings.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

The length of the terms of office of the non-voting directors shall be two years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares - which may

be held in either registered or bearer form - to one of the addresses indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the meeting.

If shareholders attend General Meetings in person, any proxies given by them to third parties or any votes cast by post will be canceled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of the General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.

www.bakernet.com

Baker & McKenzie SCP
Avocats à la Cour

32 avenue Kléber - BP 2112
75771 Paris Cedex 16, France

Tél : +33 (0) 1 44 17 53 00
Fax : +33 (0) 1 44 17 45 75